Filed Pursuant to Rule 424(b)(3)

File No. 333-111790

SOLICITATION STATEMENT

TELECOM ARGENTINA S.A.

Telecom Argentina S.A., a sociedad anónima organized under Argentine law (“Telecom,” “us” or “we”) is conducting a solicitation of powers of attorney or commitments to approve and execute an Acuerdo Preventivo Extrajudicial, an out-of-court restructuring agreement governed by Argentine law which we refer to as the “APE”.

Pursuant to the APE, we propose to restructure all of our outstanding debt (except for our commercial obligations, as described herein) by issuing notes with new payment terms, and/or by paying cash consideration, in accordance with the options described herein. Our outstanding debt is comprised of outstanding notes and outstanding loans. As of December 31, 2003, our unconsolidated outstanding debt (not including our commercial obligations) was the equivalent of US$2,801 million (including accrued but unpaid interest, penalties and post-default interest rate increases).

As more fully described in this solicitation statement, holders of our outstanding notes and outstanding loans will receive at their option, for each 1,058 denominated in dollars, euro, Japanese yen or Argentine pesos aggregate principal amount of outstanding debt and principal face amount adjustment (computed as described in this solicitation statement), either

•	an option, which we refer to as “Option A,” to receive 1,058 principal amount of step-up notes due 2014, which we refer to as the “series A notes”; or

•	an option, which we refer to as “Option B,” to receive step-up notes due 2011, which we refer to as the “series B notes” (holders whose underlying outstanding debt is denominated in dollars will receive US$1,000 principal amount of series B notes and holders whose underlying outstanding debt is denominated in euro, pesos and yen will receive an amount of series B notes equal to the dollar equivalent of 94.5% of their principal and principal face amount adjustment); or

•	an option, which we refer to as “Option C,” to receive a cash payment in equivalent U.S. dollars, which we refer to as the “cash consideration” at a price not greater than 850 nor less than 740, to be determined pursuant to a “Modified Dutch Auction.”

This solicitation statement reflects changes to certain terms of the notes from those set forth in the solicitation statement dated June 22, 2004, as described on page i.

We will also make interest payments to holders of our outstanding debt who elect Option A, Option B and Option C for part of the accrued but unpaid interest.

Participation in Option B and Option C will be subject to specified limits as more fully described in this solicitation statement. If one or both of these options is oversubscribed, participation in the oversubscribed option will be prorated based on the maximum amount of outstanding debt that may be retired under the applicable option. If either Option B or Option C is oversubscribed, holders electing these options may have a portion of their outstanding debt allocated to Option A. In addition, if Option C is undersubscribed, holders who elect to receive Option B will have up to 37.5% of their outstanding debt allocated to Option C.

Holders of our outstanding notes will receive notes in the form of global notes in registered form. Holders of our outstanding loans will receive a separate series of notes in the form of certificated notes in registered form.

If the APE is approved by the reviewing court, holders who do not consent to the APE or who do not participate in this solicitation will receive series A notes and cash interest payments determined as described in this solicitation statement. No holders will be permitted to retain their outstanding notes and outstanding loans if the APE is executed and subsequently approved by the reviewing court.

For purposes of the APE, all holders of our outstanding debt will constitute a single category (class).

This solicitation will expire at 3:00 p.m., New York City time, 4:00 p.m., Buenos Aires time, on July 21, 2004, unless we extend it in our sole discretion. We refer to such time and date, as they may be extended, as the “expiration date.”

The execution of the APE is subject to holders of our outstanding debt electing a minimum required participation in Option A, to a minimum level of creditor consent, and to certain other conditions (or the waiver thereof) as described in this solicitation statement.

We encourage you to consider carefully the risk factors beginning on page 54 of this solicitation statement.

We will apply to have the notes issued to holders of outstanding notes listed on the Buenos Aires Stock Exchange or the Mercado Abierto Electrónico S.A. and, in the case of notes denominated in euro, on the Luxembourg Stock Exchange. The notes issued to holders of outstanding loans will not be listed on any exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this solicitation statement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes issued outside the United States have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to a registration statement under the Securities Act or in certain transactions exempt from the registration requirements of the Securities Act.

The solicitation agents for this APE solicitation are:

MORGAN STANLEY	MBA BANCO DE INVERSIONES S.A.
July 9, 2004

We are soliciting from the holders of our outstanding debt powers of attorney in favor of The Bank of New York, as settlement agent, or the commitment of holders of outstanding loans, to approve and execute the APE, including holders of the following outstanding notes:

Series C Medium Term Notes Due 2002 (ISIN No. US879273AE01, CUSIP No. 879273AE0);

Series E Medium Term Notes Due 2005 (ISIN No. XS0076226942);

Series 1 Medium Term Notes Due 2003 (ISIN No. XS0109260686);

Series 2 Medium Term Notes Due 2004 (ISIN No. XS0131485624);

Series I Medium Term Notes Due 2004 (ISIN No. XS0096148779);

Series K Medium Term Notes Due 2002 (ISIN No. XS0099123712);

Series F Medium Term Notes Due 2007 (ISIN No. XS0076689024); and

Series H Medium Term Notes Due 2008 (ISIN No. XS0084707313).

In order to grant a power of attorney to execute the APE on their behalf, or commit to execute the APE directly, holders of outstanding debt must return to the settlement agent a duly executed letter of transmittal setting forth their preferred consideration among the options offered. If the APE is executed and subsequently approved, or homologado, in the form that we have proposed by a commercial court of the City of Buenos Aires, Argentina, we will make available to each consenting holder of our outstanding debt, at that holder’s option, subject to proration and the other terms and conditions of the APE, the notes and/or cash consideration, as applicable, and payments of a portion of accrued but unpaid interest as described in this solicitation statement. If the APE is approved by the reviewing court, holders who do not consent to the APE or who do not participate in this solicitation also will receive series A notes and cash interest payments determined as described in this solicitation statement. No holders will be permitted to retain their outstanding notes and outstanding loans if the APE is executed and subsequently approved by the reviewing court.

Concurrently with this APE solicitation, our 99.99% owned subsidiary, Telecom Personal S.A., is proposing to restructure its outstanding indebtedness, including intercompany obligations. As of December 31, 2003, Telecom Personal’s unconsolidated outstanding debt and intercompany obligations amounted to the equivalent of US$599 million (including US$27 million principal amount of intercompany obligations owed to Telecom, accrued but unpaid interest, penalties and post-default interest rate increases).

Telecom’s APE is not conditioned upon the completion of the Telecom Personal restructuring; however, Telecom has the right, in its sole discretion, to terminate the APE at any time prior to March 31, 2005 if Telecom Personal has not executed its APE agreement, unless Telecom has already received court approval for the APE.

Changes to Certain Terms of the Notes

This solicitation statement reflects changes to certain terms of the notes that we propose to issue pursuant to the APE as compared to the terms described in the solicitation statement dated June 22, 2004. A complete description of the terms of the notes, as modified, is set forth in this solicitation statement. See “Description of the Notes.”

A summary of the provisions of the terms of the notes that have been changed is as follows:

The covenant entitled “Reinvestment of Telecom Personal Distribution Payments” on page 229 of this solicitation statement has been amended to require Telecom to reinvest distribution payments, a term that includes certain distributions in addition to dividends.

In connection with this change, the following corresponding changes have been made: (1) a definition of “Telecom Personal Distribution Payment” been added to the section entitled “Certain Definitions”; (2) the covenant entitled “Limitation on Transactions with Shareholders and Affiliates” has been amended to provide that the covenant will not apply to Investments in Telecom Personal that are required by the “Reinvestment of Telecom Personal Distribution Payments” covenant; (3) the covenant entitled “Limitation on Restricted Payments” has been amended to provide that the covenant will not apply to Investments in Telecom Personal that are required by the “Reinvestment of Telecom Personal Distribution Payments”; and (4) the definition of “Permitted Investment” has been amended to permit any Investment in Telecom Personal required to be made pursuant to the “Reinvestment of Telecom Personal Distribution Payments” covenant.

The provision entitled “Foreign Exchange Restrictions” on page 238 has been amended to reflect that in certain circumstances payments made to any holder of notes that is a resident in Argentina will be paid in pesos.

The provision entitled “Payments and Paying Agencies-Payments of Unlisted Notes” on page 252 has been amended to modify the circumstances under which holders of unlisted notes will be required to provide Telecom with information regarding the tax status of the holder.

i

INTRODUCTION

The APE Solicitation

We are soliciting consents to enter into an out-of-court restructuring agreement governed by Argentine law, referred to as an Acuerdo Preventivo Extrajudicial, or APE.

The procedure for restructuring debt through an APE was recently adopted under Argentine law. Consequently, there are substantial uncertainties as to how courts will apply the rules governing proceedings involving APE agreements. See “Summary—Payment Default and Restructuring—Failure of the Restructuring,” “Risk Factors—Risks Associated with the APE Solicitation—The Argentine Bankruptcy Law does not specify how the requisite majorities should be calculated for purposes of the court approval of the APE” and “The APE Solicitation.”

Reasons for the APE Solicitation

As a result of the deterioration of the economic environment in Argentina, the devaluation and volatility of the Argentine peso, the subsequent conversion into pesos of our tariffs at the ratio of P$1.00=US$1.00 and uncertainties surrounding the adjustment of our regulated tariffs, we have been unable to make principal and interest payments on our outstanding debt, and, as a result, in April 2002 and June 2002, we announced the suspension of payments of principal and interest, respectively, on our and our Argentine subsidiaries’ financial debt obligations. The purpose of the APE solicitation is to restructure our outstanding debt in order to obtain terms that we anticipate will enable us to service our debt so that we can improve our financial condition and liquidity. If the APE solicitation fails, we may enter into reorganization (concurso) proceedings or bankruptcy (quiebra). See “Risk Factors—Risks Associated with the APE Solicitation—If the restructuring is not consummated, there is a significant likelihood that we will have to commence reorganization proceedings or face bankruptcy proceedings” and “Background and Reasons for the APE Solicitation.”

In this solicitation statement, we present amounts in dollar equivalents for the convenience of the reader.

We contemplate replacing all of our unconsolidated outstanding debt with the equivalent of US$2,701 million in consideration in the form of notes and/or cash consideration under the three options described below. In addition, we will pay to holders of our outstanding debt who elect Option A and Option B, an Option A/B cash interest payment, and to holders of our outstanding debt who elect Option C, an Option C cash interest payment (each as defined below) to pay part of the accrued but unpaid interest on our outstanding debt. The principal amount of our unconsolidated outstanding debt (excluding accrued but unpaid interest, penalties and post-default interest rate increases, which we refer to as the “principal face amount” of our unconsolidated outstanding debt) was the U.S. dollar equivalent of US$2,553 million as of December 31, 2003. The principal face amount of our unconsolidated outstanding debt also includes certain commissions payable to banks on our outstanding loans that are being restructured pursuant to the APE and to certain other banks that do not hold our outstanding loans (the “commissions”). The amount of our unconsolidated outstanding debt, including accrued but unpaid interest, penalties and post-default interest rate increases, was the equivalent of US$2,801 million as of December 31, 2003.

In this solicitation statement, amounts of outstanding debt or accrued interest thereon denominated in pesos, euro and Japanese yen but expressed in U.S. dollars have been calculated by converting such amounts into U.S. dollar amounts based on the exchange rates as of December 31, 2003. Unless otherwise indicated, we have calculated U.S. dollar equivalents at the exchange rates as of December 31, 2003, as discussed in “Presentation of Financial Information—Exchange Rates.”

Interest Payments on Our Outstanding Debt

In June 2003, we paid all holders of our outstanding debt a partial interest payment equal to the contractual rate of accrued but unpaid interest on our debt then outstanding for the period through June 24, 2002 plus 30% of the contractual rate of accrued but unpaid interest on such indebtedness for the period beginning on June 25, 2002 and ending on December 31, 2002 (determined, in each case, without giving effect to any penalties or post-default interest rate increases). In connection with the outstanding debt restructuring under Option A, we will pay a portion of the remaining accrued but unpaid interest on our outstanding debt by capitalizing past due interest, which means we will add this amount to the principal face amount of outstanding debt to be restructured, as described below. We will also pay a portion of the accrued but unpaid interest in cash as described below.

Principal Face Amount Adjustment Based on Accrued but Unpaid Interest

For purposes of calculating the outstanding debt to be restructured pursuant to the APE, we will increase the principal face amount of outstanding debt to be restructured by making an adjustment corresponding to a portion of the accrued but unpaid interest on all of our outstanding debt (except for our commercial obligations, as described herein) for the period from June 25, 2002 through December 31, 2003 (regardless of whether the holders of such debt participate in the APE). We refer to this adjustment for accrued but unpaid interest on our outstanding debt from June 25, 2002 through December 31, 2003, which equals the equivalent of an aggregate amount of approximately US$148 million, as the “principal face amount adjustment.” The amount of the adjustment has been determined by multiplying the outstanding principal of each outstanding note or outstanding loan denominated in U.S. dollars, euro, pesos or Japanese yen (excluding accrued but unpaid interest, penalties and post-default interest rate increases) as of December 31, 2003 by a factor equal to 1.058 (1.058-1), which we refer to as the “adjustment amount.” The adjustment amount represents an amount equal to U.S. six-month LIBOR plus 3% on the aggregate principal face amount of our outstanding debt, less the aggregate amount of the partial payment of past due interest we paid to holders of our outstanding debt in June 2003 for the period beginning on June 25, 2002 and ending on December 31, 2002. On the FX Reference Date and the issuance date (as defined under “Certain Deferred Terms—Terms Relating to the APE Solicitation and Restructuring Plan”), we will make an additional adjustment with respect to our outstanding loans denominated in pesos based on the CER (see “Certain Defined Terms”), a stabilization coefficient calculated by the Banco Central de la República Argentina (the Argentine Central Bank), or the Central Bank.

The principal face amount adjustment does not represent the contractual amount of accrued but unpaid interest on the aggregate principal face amount of our outstanding debt for the June 25, 2002 to December 31, 2003 period. The amount of such interest, including penalties and post-default interest rate increases, under the contractual terms of our outstanding debt as of December 31, 2003 amounted to the equivalent of approximately US$248 million. Accordingly, the principal face amount adjustment may represent less than or more than the contractual or statutory rate of interest (and penalties and post-default interest rate increases, if applicable) on any specific series of outstanding notes or any specific outstanding loan.

As a result of the principal face amount adjustment, for each 1,000 denominated in dollars, euro or Japanese yen principal face amount of outstanding debt, a holder of outstanding debt will have 1,058 denominated in dollars, euro or Japanese yen, as applicable, of outstanding debt to be restructured pursuant to the APE. For each P$1,000 principal face amount of outstanding loans (or commissions), a holder of peso-denominated loans will have outstanding debt of P$1,058 to be restructured that will be adjusted based on the CER on the FX Reference Date and the issuance date.

The equivalent of US$2,701 million of our outstanding debt to be restructured includes the aggregate principal face amount of the equivalent of US$2,553 million plus principal face amount adjustment of the equivalent of approximately US$148 million.

The consideration delivered to holders who elect (or are prorated into) Option A will be 1,058 principal amount of notes for each 1,058 of outstanding debt plus principal face amount adjustment. In connection with debt restructured under Option A, an amount of accrued but unpaid interest equal to the principal face amount adjustment will be capitalized, or added to the amount of debt to be restructured.

The consideration delivered to holders who elect (or are prorated into) Option B, subject to allocation to Option C if Option C is undersubscribed, and proration, will be US$1,000 per US$1,058 of outstanding debt plus principal face amount adjustment, which amount represents 94.5% of the outstanding debt plus principal face amount adjustment. The consideration delivered to holders who elect (or are prorated into) Option C will be within the range of 740 to 850 per 1,058 principal amount and principal face amount adjustment of outstanding debt, which amount represents 70-80% of the outstanding debt plus principal face amount adjustment. The consideration to be delivered to holders who elect Option B and have 37.5% of their outstanding debt allocated to Option C will be approximately 89% of the outstanding debt plus principal face amount adjustment. Because the principal face amount adjustment will not be deemed to be capitalized for holders of outstanding debt who receive consideration under Option B or Option C and such principal face amount adjustment will be considered relinquished by operation of law on the issuance date, these holders will not receive 100% of their principal face amount plus principal face amount adjustment.

Cash Interest Payment to Holders Who Receive Series A Notes or Series B Notes

If the APE is completed in the form we have proposed, holders who receive series A notes or series B notes will receive, in addition to their notes, a cash interest payment covering the period from January 1, 2004 to the issuance date of the notes. This payment will be calculated based on the new principal amount of the notes to be issued under Option A and Option B, and will be paid at an annual rate equal to 5.53% for the series A notes denominated in dollars (or 4.83% for euro-, 1.93% for yen- or 3.23% for peso-denominated series A notes) and 9% for the series B notes. We refer to the cash payment we will make on the issuance date to holders who receive Option A and Option B as the “Option A/B cash interest payment.” The Option A/B cash interest payment may be less than or more than the contractual or statutory rate of interest (including penalties or post-default interest rate increases, if applicable) on any specific series of outstanding notes or on any specific outstanding loan. We will make the Option A/B cash interest payment in the same currency as the notes issued to the holder.

Option C Cash Interest Payment to Holders Who Receive Cash Consideration

If the APE is completed in the form we have proposed, holders who receive Option C will receive, in addition to their cash consideration, a cash interest payment covering the period from January 1, 2004 to the issuance date. This cash interest payment will be calculated based on the amount of interest that has accrued on the US$663 million of available cash in Option C from January 1, 2004 until the issuance date, and will be paid an annual rate equal to the federal funds target rate (the weighted average U.S. federal funds target rate as listed on Bloomberg L.P. under the symbol “FDTR” for the period from January 1, 2004 through the issuance date). We refer to the cash interest payment we will make on the issuance date to holders who elect Option C as the “Option C cash interest payment.” Holders who receive cash consideration will receive the Option C cash interest payment, in U.S. dollars.

Consideration Offered Pursuant to the APE

Debt Securities and Cash Consideration

If the APE is executed and subsequently approved, or homologado, by a commercial court of the City of Buenos Aires, Argentina, in the form that we have proposed, and the other conditions to this APE solicitation are satisfied or waived, we will make available to each consenting holder of our outstanding debt, at that holder’s option, subject to proration (in the case of Option B and Option C) and the other terms and conditions of the APE, for each 1,058 amount of outstanding debt including principal face amount adjustment denominated in dollars and, in the case of Option A only, in dollars, euro, Japanese yen or Argentine pesos, as the case may be:

•	Option A—to holders who select Option A, 1,058 principal amount of series A notes due 2014.

•	Option B—to holders who select Option B, US$1,000 principal amount of series B notes due 2011 (except that holders of outstanding debt denominated in euro, pesos and yen who select Option B will receive an amount of series B notes equal to the dollar equivalent of 94.5% of their principal and principal face amount adjustment).

Combination of Option B with 37.5% Participation in Option C —If Option C is undersubscribed, holders who elect to receive Option B will have up to 37.5% of their principal face amount and principal face amount adjustment of outstanding debt allocated to Option C. In addition, if Option C is undersubscribed, holders who select Option B will receive at least 625 principal amount of series B notes, and up to 319 of cash consideration, which will vary based on the applicable currency as described above.

•	Option C—to holders who select Option C, cash consideration at a price not greater than 850 nor less than 740, to be determined pursuant to a “Modified Dutch Auction,” which means that we will select the single lowest purchase price based on the prices specified by holders, within the range of 740 to 850 per 1,058 of principal face amount and principal face amount adjustment of outstanding debt, that will enable us to purchase an aggregate of the equivalent of up to US$825 million principal face amount and principal face amount adjustment of outstanding debt (calculated based on the exchange rates in effect as of the close of business on the FX Reference Date).

The principal amount of peso-denominated loans will also be adjusted based on the CER, as required by Argentine law, on the FX Reference Date and the issuance date.

With respect to each 1,058 aggregate principal face amount and principal face amount adjustment of outstanding debt to be restructured, the consideration to be provided to holders of outstanding debt, in terms of aggregate principal amount, corresponds to 100% of 1,058 under Option A, approximately 94.5% of 1,058 under Option B, between approximately 70%-80% of 1,058 under Option C, and approximately 89% under the combination of Option B with 37.5% participation in Option C.

Holders of outstanding debt that receive cash consideration under Option C will receive the dollar equivalent of their purchase price in cash in U.S. dollars.

In this solicitation statement, we refer to:

•	Option A, Option B and Option C together as the “options”;

•	the series A notes and the series B notes to be issued to holders of outstanding notes as the “listed notes”;

•	the series A notes and the series B notes to be issued to holders of our outstanding loans as the “unlisted notes”;

•	the listed notes and unlisted notes together as the “notes”;

•	the Option A/B cash interest payment and the Option C cash interest payment together as the “cash interest payments”; and

•	the “issuance date” as defined under “Description of the Notes—Certain Defined Terms.”

The notes are described under “Description of the Notes.” Holders of our outstanding notes will receive listed notes initially represented by global certificates in fully registered form which may be issued in tranches denominated in dollars or euro in the case of Option A, and in dollars in the case of Option B. Holders of our outstanding loans and commissions will receive unlisted notes (in separate series from the series of listed notes) in the form of certificated notes which may be denominated in dollars, euro, pesos or Japanese yen, in the case of Series A notes, or in dollars, in the case of Series B notes.

Proration

There is no limit on the principal face amount of our outstanding debt and principal face amount adjustment that can be retired under Option A. However, there is a limit on the principal face amount of our outstanding debt and principal face amount adjustment that can be retired under Option B and Option C. These limits are:

•	up to US$1,376 million principal face amount and principal face amount adjustment of our outstanding debt can be retired under Option B; and

•	up to US$825 million principal face amount and principal face amount adjustment of our outstanding debt can be retired under Option C.

Consequently, if holders of outstanding debt elect to retire outstanding debt in excess of the limits under Option B or Option C, proration will be required. The elections of participating holders may give rise to a need for us to prorate if Option B or Option C are oversubscribed, and to allocate the remaining portion of outstanding debt and principal face amount adjustment into the undersubscribed options. In addition, if Option C is undersubscribed, holders who elect to receive Option B will be deemed to have agreed to have up to 37.5% of their principal face amount and principal face amount adjustment of their outstanding debt allocated to Option C.

In order to determine the need for proration, if Option C is undersubscribed, we will first allocate available consideration under Option C (up to the US $825 million limit on Option C) to holders who elected Option B as described below under “—Allocation of Outstanding Debt Under Option B to Option C.” If Option B is oversubscribed even after this allocation of debt to Option C, we will allocate the remaining portion of the oversubscribed amount of Option B’s principal face amount and principal face amount adjustment outstanding debt and to Option A.

If Option C is oversubscribed, we will first allocate the oversubscribed portion of the principal face amount and principal face amount adjustment of the outstanding debt of holders who elected Option C to Option A.

As a result of proration, participating holders who select Option B or Option C may not receive the consideration specified in their letter of transmittal. Proration procedures are described under “The APE Solicitation—Terms of the APE Solicitation—Proration Steps.”

Allocation of Outstanding Debt Under Option B to Option C

If Option C is undersubscribed, holders who elect to receive Option B will have up to 37.5% of their principal face amount and principal face amount adjustment of outstanding debt allocated to Option C. These holders whose debt is allocated to Option C will be deemed to have selected 850, the highest price within the Modified Dutch Auction range of 740 to 850 per 1,058 principal amount of outstanding debt, including principal face amount adjustment, with respect to their outstanding debt that has been allocated into Option C.

Purchase of Notes if Option C Remains Undersubscribed After 37.5% Allocation

If Option C remains undersubscribed after the allocation of outstanding debt under Option B to Option C, then within 45 days of the issuance date, we will apply the difference between the US$663 million of cash available under Option C less the U.S. dollar amount that is finally allocated into Option C to purchase notes through Market Purchase or Optional Redemption transactions or through a Note Payment (as these terms are defined in “Description of the Notes—Certain Definitions”).

Non-Participating Holders

If the APE is approved by the reviewing court in the form we have proposed, and the other conditions to this solicitation are satisfied or waived, holders of our outstanding debt who do not participate in this solicitation or holders who vote against the APE (whom we refer to collectively as “non-participating holders”) will have their principal face amount and principal face amount adjustment of outstanding debt allocated into Option A, or, if the reviewing court decides to allocate consideration in a different manner, will receive the consideration determined by the reviewing court at the time the reviewing court approves the APE, subject only to the overall limit of Option B and Option C. If the reviewing court does decide to allocate consideration in a different manner, we will publish a notice of such decision as set forth in “The APE Solicitation—Announcements of Extension, Amendment or Termination.”

Exchange of Outstanding Debt to be Restructured

On the issuance date, immediately prior to the cancellation of the outstanding debt, we will instruct the settlement agent to, at the request of holders of outstanding debt who have elected Option B, exchange all or a portion of the outstanding loans or outstanding notes to be restructured. Upon the request of a participating holder of outstanding loans or outstanding notes who has elected Option B, we will instruct the settlement agent to exchange all or a portion of the holder’s outstanding loans or outstanding notes to be restructured under Option B (or, in the event of proration into Option A, under Option A) for an equal amount of outstanding notes or outstanding loans held by other participating holders that would otherwise be retired under Option C. In this exchange, holders of outstanding loans requesting an exchange would receive outstanding notes and holders of outstanding notes who elect or are allocated into Option C would be deemed to agree to receive outstanding loans. This exchange will be subject to availability based on the amount of outstanding notes and outstanding loans to be retired under Option C, to proration among holders requesting such an exchange, and to timely delivery of any documentation required by Telecom relating to the exchange, including an assignment of the outstanding loan in order to effect the exchange in a form to be provided by the information agent.

Under this exchange of outstanding loans for outstanding notes and outstanding notes for outstanding loans to be retired under Option C, holders will receive the same amount of consideration (in the same currency) pursuant to the APE solicitation that they would have otherwise received in the absence of this exchange. This exchange may impact the form of consideration that consenting holders to the exchange receive pursuant to the APE, because holders of outstanding loans who select Option B and agree to the exchange will, to the extent the exchange is effected, receive listed notes instead of the unlisted notes that they otherwise would have received, and holders of outstanding notes who select Option B and agree to the exchange will, to the extent the exchange is effected, receive unlisted notes instead of the listed notes that they otherwise would have received.

Remaining Unpaid Existing Indebtedness

If the APE is completed in the form we have proposed, all of our outstanding debt, except for our commercial obligations, as defined below, will be restructured or refinanced and our obligation to pay any amount of principal, interest and penalties on our outstanding debt, and any other amounts that remain unpaid in connection with our existing outstanding debt will be extinguished under Argentine law as of the issuance date.

We have commercial obligations, which include intercompany accounts with related parties (which, as of December 31, 2003, amounted to P$2 million), accounts payable, obligations to pay taxes, salaries and social security payments including obligations to any federal (such as the Administración Federal de Ingresos Públicos, the Argentine federal tax authority, which we refer to as the AFIP, or the Administración Nacional de la Seguridad Social, the Argentine social security authority), provincial or municipal tax or social security authorities and other non-financial liabilities, including agency fees to agent banks under outstanding syndicated loans. We refer to these obligations collectively as the “commercial obligations” and to the unsecured creditors to whom we have commercial obligations as the “commercial creditors.” Generally, we have been paying our commercial obligations as they become due and intend to remain current in these obligations. In this solicitation statement, when we refer to our outstanding debt, we do not include our commercial obligations. Since our commercial obligations are not included in the amount of our outstanding debt to be restructured, we are not soliciting the participation of our commercial creditors in the APE.

Calculation of U.S. Dollar Equivalents for Consideration

•	For purposes of making the allocation of outstanding debt among options, calculating the cash interest payments, calculating the cash consideration and calculating proration, we will convert the principal amount and principal face amount adjustment of outstanding debt into U.S. dollars by applying the exchange rates for exchanging dollars into euro, pesos and yen, respectively, in each case in effect as of the close of business on the FX Reference Date.

Procedures for Approving the APE

Procedures for Participating

If you hold outstanding notes, in order to participate in this APE solicitation you must, on or prior to the expiration date,

•	grant the settlement agent a power of attorney to execute the APE on your behalf and to attend and vote affirmatively at any meeting of holders of outstanding notes that might be required to confirm and give effect to the APE by duly executing and delivering the accompanying letter of transmittal to the settlement agent, in accordance with the procedures described under “The APE Solicitation—Letter of Transmittal; Representations, Warranties and Covenants of Holders of Outstanding Debt” and

•	provide the appropriate instructions in order to “block” your outstanding notes in accordance with the procedures described under “The APE Solicitation—Procedures for Participating in the APE Solicitation—How to Participate if You Hold Outstanding Notes.”

If you hold outstanding notes through a securities intermediary, DTC, Euroclear or Clearstream, Luxembourg, see “The APE Solicitation—Procedures for Participating in the APE Solicitation.”

If you are a registered holder of outstanding loans, in order to participate in this APE solicitation you must, on or prior to the expiration date,

•	duly execute and deliver to the settlement agent the accompanying election form in the letter of transmittal whereby you either grant the settlement agent a power of attorney to execute the APE on your behalf, or commit to execute the APE directly, and

•	agree not to transfer your outstanding loan during the APE process.

See “The APE Solicitation—Procedures for Participating in the APE Solicitation—How to Participate if You are a Registered Holder of Outstanding Loans.”

Irrevocable Grant

A grant of a power of attorney or a commitment to sign the APE directly will be irrevocable except as otherwise provided in this solicitation statement. Consequently, you will not be able to change your vote with respect to the APE or change your election as to the options from the time that you submit your letter of transmittal and power of attorney or commitment to sign the APE directly contained therein, to the settlement agent to the time, if any, that the APE process is terminated. You also will not be permitted to sell or otherwise dispose of your outstanding debt during this period. See “The APE Solicitation—Revocation,” “The APE Solicitation—Once Submitted, Outstanding Notes Cannot Be Transferred” and “The APE Solicitation—Expiration Date; Extensions; Amendments; Termination.” For a discussion of when holders of outstanding debt can revoke previously granted powers of attorney or commitments if there is an amendment to the terms and conditions of the APE that is materially adverse to one or more holders of outstanding debt, see “The APE Solicitation—Revocation.”

Conditions to Execution of the APE Agreement

This APE solicitation and our execution of the APE are subject to a number of conditions.

Minimum Required Participation in Option A.    This APE solicitation and the execution of the APE are subject to the condition that holders of our outstanding debt elect to retire at least the equivalent of US$300 million of outstanding debt and principal face amount adjustment under Option A.

Level of Creditor Consent.    This APE solicitation and the execution of the APE is also subject to the condition that the settlement agent receives powers of attorney from holders of outstanding notes or outstanding loans or if applicable, the commitment of holders of outstanding loans to sign the APE directly, from holders (1) representing at least a majority in number of the holders of our outstanding debt and (2) representing at least two-thirds, or any lower percentage that may be required by Argentine law, of the outstanding principal and accrued interest (including penalties and post-default interest rate increases) on our outstanding debt. We refer to these two conditions collectively as the “level of creditor consent,” and we refer to the number of holders and amount of outstanding debt required to satisfy this level of creditor consent as the “requisite majorities.” The Argentine legislature is currently considering draft legislation which would reduce the requisite majorities in order for a court to approve an APE to 51% of the aggregate principal amount of outstanding unsecured debt. See “Description of the APE—Summary of Proceedings Involving APE Agreements” for a description of the proposed legislation.

For purposes of determining whether the level of creditor consent is satisfied, accrued interest on the principal amount of our outstanding debt (including penalties and post-default interest rate increases) will be calculated at the rates specified in the underlying instruments or applicable laws governing the outstanding debt on the cut-off date (as defined under “Certain Defined Terms—Terms Relating to the APE Solicitation and Restructuring Plan”). If the level of creditor consent is not met by the requisite majorities, we will either terminate this APE solicitation or amend the APE and will publish a notice of such amendment or termination of the APE as set forth in “The APE Solicitation—Announcements of Extension, Amendment or Termination.”

If the requisite majorities either grant the settlement agent powers of attorney to execute the APE on their behalf, or, in the case of our outstanding loans, commit to sign the APE directly, the APE will be executed as early as practicable after the expiration date. As soon as practicable thereafter, we will file the APE with the reviewing court for its approval.

If the minimum required participation in Option A is met and we obtain the support in favor of the APE from holders of at least 95% of our outstanding debt, we reserve the right, in our sole discretion and subject to any additional regulatory approvals that may be required, to pursue an out-of-court restructuring without seeking court approval of the APE.

Reviewing Court Approval of the APE Agreement

The APE will still be subject to court approval after it is approved by the requisite majorities. You will not be permitted to sell or otherwise dispose of your outstanding debt during the interim period (as defined under “Certain Defined Terms”). APE procedures are governed by Argentine Law No. 24,522, as amended. There have been few court cases interpreting this law and neither the scope nor the timing of the court’s review is certain. As a result, we cannot assure you that the APE will receive court approval or that this approval will be received on a timely basis or in the form contemplated by this solicitation statement. See “Risk Factors—Risks Associated with the APE Solicitation.” We and the participating holders reserve the right to terminate the APE if the reviewing court makes modifications to the restructuring plan that are materially adverse to one or more holders of our outstanding debt or to us provided that any amendment by the reviewing court to the allocation or proration (up to the limits of Option B and Option C) will not be considered a termination event. If the APE is terminated, we will publish a notice of such termination as set forth in “The APE Solicitation—Announcements of Extension, Amendment or Termination.”

Court approval of the APE will affect the rights of all holders of our outstanding debt, whether or not they participate in this APE solicitation, but will not affect other creditors, such as secured creditors and commercial creditors. Our Argentine counsel has advised us that any monetary claims against us relating to unsecured debt to be restructured pursuant to the APE will be stayed by Argentine courts at the time the APE is filed with the reviewing court for approval provided that we have complied with the requirements set forth under the Argentine Bankruptcy Law.

You will not receive notes, cash consideration or cash interest payments until after the reviewing court approves this APE and certain other conditions described in this solicitation statement are satisfied or waived. We cannot predict how long it will take the reviewing court to reach a decision on the APE but it is likely that the court process will take at least several months and it may take substantially longer.

Calculation of U.S. Dollar Equivalents

In connection with procedures for approving the APE, we will apply the following rates for purposes of determining the U.S. dollar equivalent of amounts denominated in other currencies:

•	For the principal amount of outstanding debt denominated in euro, at the U.S. dollar/euro exchange rate quoted by Bloomberg L.P. (Bloomberg Screen (EUR currency) – BID SIDE – PCS Composite (NY)) at 4:59 p.m., New York City time;

•	For the principal amount of outstanding debt denominated in Japanese yen, at the Japanese yen/U.S. dollar exchange rate quoted by Bloomberg L.P. (Bloomberg Screen (JPY currency – ASK SIDE – PCS Composite (NY)) at 4:59 p.m., New York City time; and

•	For the principal amount of outstanding debt denominated in Argentine pesos, at the U.S. dollar/peso exchange rate quoted by Bloomberg L.P. (Bloomberg Screen (ARS currency) – ASK SIDE – PCS Composite (NY)) at 4:59 p.m., New York City time, if such exchange rate reflects a rate of exchange that differs from the average rates available in the free exchange market on such day by 10% or more, the average rates for such day.

For purposes of calculating the requisite majorities required for receiving reviewing court approval of the APE, we intend to convert the principal amount of outstanding debt into U.S. dollars by applying these exchange rates on the cut-off date. See “The APE Solicitation—Calculation of Requisite Majorities”.

All calculations and determinations will be made by reference to the U.S. dollar-denominated principal amount resulting from these calculations, notwithstanding that the original currency of issue may strengthen or weaken against the U.S. dollar after that date.

ABOUT THIS SOLICITATION STATEMENT

We have prepared this solicitation statement and are solely responsible for its contents. This solicitation statement has been prepared solely for use in connection with this APE solicitation. By receiving this solicitation statement, you represent that your investment decision is based solely on this solicitation statement and that you are not relying on any other information you may have received from us, except as acknowledged below.

This solicitation statement contains important information about us and significant recent developments in Argentina. Social, political, economic and legal conditions in Argentina are changing very rapidly, and we cannot anticipate with any degree of certainty how and to what extent those changing conditions will impact our operations or affect our future or this APE solicitation. An APE agreement is a recently adopted legal mechanism to restructure the debt of Argentine companies, and there are substantial uncertainties as to how courts will apply the rules governing proceedings involving APE agreements, including with respect to matters that may be adverse to your interests as our creditor. Holders of our outstanding debt should be aware of the uncertainties regarding our future operations and financial condition and significant risks associated with their decision to participate in this APE solicitation. See “Risk Factors.”

All inquiries relating to this solicitation statement and the transactions contemplated in this solicitation statement should be directed to the solicitation agents, information agent, or settlement agent during normal business hours, at their addresses or telephone numbers on the back cover page. Holders of outstanding debt may obtain additional copies of this solicitation statement and related documents from the solicitation agents or information agent or from us.

We and other sources we believe to be reliable have furnished the information contained in this solicitation statement. Nothing contained in this solicitation statement is or shall be relied upon as a promise or representation, whether as to the past or the future. This solicitation statement contains summaries that we believe to be accurate of certain terms of certain documents, but reference is made to the actual documents, copies of which may be made available upon request, for the complete information summarized in this solicitation statement. All these summaries are qualified in their entirety by these references.

You should not construe the contents of this solicitation statement as investment, legal or tax advice. You should consult your own counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of receiving notes and/or cash consideration and cash interest payments in payment for your outstanding debt. We make no representation to you regarding the legality of providing a consent to the APE and obtaining notes and/or cash consideration and cash interest payments in the APE under appropriate legal investment or similar laws.

The information contained in this solicitation statement is as of the date hereof and subject to change, completion or amendment without notice. Neither the delivery of this solicitation statement at any time nor any subsequent commitment to enter into any transaction with us in respect of your outstanding debt, under any circumstances, create any implication that there has been no change in the information set forth in this solicitation statement or in our affairs since the date of this solicitation statement.

The distribution of this solicitation statement may be restricted by law in certain jurisdictions. Persons into whose possession this solicitation statement comes must inform themselves about and observe any of these restrictions.

The notes will constitute obligaciones negociables under Argentine Law No. 23,576, as amended by Argentine Law No. 23,962, or the “Negotiable Obligations Law,” and will be entitled to the benefits set forth therein and subject to the procedural requirements thereof. The Comisión Nacional de Valores (Argentine National Securities Commission, or CNV) will not issue an opinion with regard to the information contained in this solicitation statement.

The listed notes will be authorized for public offer in Argentina, and may be offered and sold in circumstances that constitute a public offering under Argentine Law No. 17,811, as amended.

Information contained in this solicitation statement with respect to Argentina’s political status, laws and economy has been derived from the Argentine government and other public sources and we and our Board of Directors accept responsibility only for accurately extracting information from these sources. This APE solicitation will be made in Argentina using a separate but substantially similar Spanish language solicitation statement, as amended or supplemented from time to time.

The APE solicitation will be made in Italy pursuant to a separate but substantially similar Italian language solicitation statement, as amended or supplemented from time to time, which will be registered with the CONSOB (as defined in “Certain Defined Terms—Terms Relating to the APE Solicitation and Restructuring Plan”). The APE solicitation will be directed to holders of our outstanding notes in Italy using only the Italian language solicitation statement. The Italian solicitation statement can only be distributed or circulated in Italy to holders of outstanding notes in Italy in relation to the APE and will be subject to the relevant Italian public offer rules.

The APE solicitation will be directed to holders of our outstanding loans using this English language solicitation statement.

The notes being offered and sold outside the United States to holders who are not U.S. persons (as defined in “The APE Solicitation—Letter of Transmittal; Representations, Warranties and Covenants of Holders of Outstanding Debt”) will be offered and sold in offshore transactions in reliance upon Regulation S of the Securities Act. The notes issued outside the United States to non-U.S. holders will be represented by a Regulation S Note and each holder will, by its acceptance thereof, be deemed to have made the representations discussed in “The APE Solicitation—Letter of Transmittal; Representations, Warranties and Covenants of Holders of Outstanding Debt.” See “Transfer Restrictions and Jurisdictional Notices.”

Each prospective participant in this APE solicitation must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the interests in the APE or notes, cash consideration and cash interest payments and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the interests in the APE or notes, cash consideration and cash interest payments under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes these purchases, offers or sales, and we will not have any responsibility therefor.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this solicitation statement contains information that is forward-looking, including but not limited to:

•	the impact of the emergency laws and subsequent related laws enacted by the Argentine government;

•	our plans to restructure our outstanding debt;

•	our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

•	the impact of rate changes on revenues;

•	the effects of operating in a competitive environment; and

•	the outcome of certain legal proceedings.

Forward-looking statements may also be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. This forward-looking information involves risks and uncertainties that could significantly affect expected results. The risks and uncertainties include, but are not limited to:

•	uncertainties relating to political and economic conditions in Argentina;

•	uncertainties relating to the restructuring of our outstanding debt, including the possible failure of this APE solicitation;

•	uncertainties relating to our ability to continue as a going concern;

•	inflation and exchange rate risks;

•	the impact of the emergency laws enacted by the Argentine government, which resulted in the amendment of the Convertibility Law and related laws and regulations subsequently enacted by the Argentine government;

•	the devaluation of the peso;

•	restrictions on the ability to exchange pesos into foreign currencies;

•	the adoption of a restrictive currency transfer policy;

•	the conversion into pesos of rates charged for certain public services;

•	the elimination of indexes to adjust rates charged for certain public services;

•	the possible adjustment to our rates charged for public services;

•	the executive branch’s announced intention to renegotiate the terms of the concessions granted to public service providers, including Telecom;

•	nationalization;

•	the impact of regulatory reform and changes in the regulatory environment in which we operate; and

•	the effects of competition.

Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on our financial condition. Other relevant factors may include, but are not limited to:

•	the recession in Argentina;

•	the Argentine government’s insolvency and debt restructuring efforts;

•	inflationary pressure and reduction in consumer spending;

•	the impact of actions undertaken by our competitors;

•	the impact of actions taken by third parties, including courts and other governmental authorities; and

•	the outcome of certain legal proceedings.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by these forward-looking statements. Readers are encouraged to consult our annual report on Form 20-F and our periodic filings on Form 6-K, which are filed with or furnished to the SEC.

We undertake no obligation to make any revision to the forward-looking statements contained in this solicitation statement or to update them to reflect events or circumstances occurring after the date of this solicitation statement.

CERTAIN DEFINED TERMS

Terms Relating to the APE Solicitation and Restructuring Plan

“APE” means an Acuerdo Preventivo Extrajudicial, which is an out-of-court restructuring agreement governed by Argentine law.

“Argentine Bankruptcy Law” means Law No. 24,522, as amended. We will file our APE in accordance with the Chapter VII, Title II of Argentine Bankruptcy Law.

“Argentine court day” means any day, other than a Saturday or Sunday, on which courts in the City of Buenos Aires are open.

“Argentine GAAP” means generally accepted accounting principles as applied in Argentina.

“business day” means any day, other than a Saturday or Sunday, on which banks in the City of Buenos Aires and the City of New York are open.

“CER” means the Coeficiente de Estabilización de Referencia or the reference stabilization coefficient as calculated by the Argentine Central Bank, or any successor thereto, in accordance with the formula set forth in Annex I of Argentine Law No. 25,713. If the CER is abrogated, found to be inapplicable or not published, references to “CER” shall refer to any replacement measure adopted under Argentine law or, in the absence of any such replacement measure, any adjustment that shall be necessary to provide a substantially equivalent rate of return on the notes denominated in pesos (the “Peso Notes”) in comparison with similar notes issued in dollars.

“CNV” (Comisión Nacional de Valores) means the Argentine National Securities Commission.

“Concurso” means a voluntary reorganization proceeding governed by Argentine law.

“CONSOB” (Comissione Nazionale per le Societá e la Borsa) means the Italian Securities and Exchange Commission.

“cut-off date” means the date for which we prepare the statement of assets and liabilities required to be filed with the reviewing court together with the APE, which will be a date not earlier than 60 days before the APE filing date.

“FX Reference Date” means the date announced by Telecom through a press release issued during the solicitation period at such time as Telecom believes it has obtained sufficient affirmative support from holders of its outstanding debt to fulfill the requisite majorities and level of creditor consent conditions to the APE, which date will be the second business day following the date of such announcement.

“implementation period” means the period from the date on which the APE is approved (assuming it is not denied by the reviewing court) to the earlier of the termination date or issuance date.

“interim period” means the review period plus the implementation period.

“issuance date” means the date of issuance and delivery of the notes, cash consideration and cash interest payments, which shall occur as soon as practicable but not later than 90 days after either reviewing court approval or any other deadline imposed by the reviewing court if the reviewing court decides that non-participating creditors can elect any options within a specific deadline.

“Juicios ejecutivos” means summary attachment proceedings governed by Argentine law.

“Libor” means the rate appearing on Page BBAM of the Bloomberg L.P. (or on any successor or substitute page of such service, providing rate quotations comparable to those currently provided on such page of such service, for purposes of providing quotations of interest rates applicable to dollar deposits in the London interbank market) at approximately 11:00 a.m., London time, two Business Days prior to the first day of such semi-annual period, as the rate for dollar deposits with a maturity of six months. In the event that such rate is not available at such time for any reason, then the “LIBOR” for the relevant Interest Period shall be the rate at which deposits in dollars are offered by The Bank of New York or one of its affiliate banks at approximately 11:00 a.m., London time, two Business Days prior to the first day of such period to prime banks in the London interbank market for a period of six months commencing on the first day of such semi-annual period and in a principal amount not less than US$1.0 million.

“Quiebra” means a voluntary or involuntary bankruptcy proceeding governed by Argentine law.

“Requisite Termination Majorities” means:

(a) with respect to the termination events of the APE Agreement at the option of Telecom or the participating holders and at the option of the participating holders with respect to paragraphs (a), (b), (e) and (f) of the termination events of the APE Agreement (see “Description of the APE—Termination of the APE Agreement”), participating holders holding the following principal amount of outstanding debt:

(i)	forty percent (40%) during a six-month period beginning on the date we execute the APE with the requisite majorities; and

(ii)	twenty five percent (25%) during a 12-month period beginning on the next day after the lapse of the period set forth in (i) above; and

(iii)	twelve point five percent (12.5%) for the period beginning on the next day after the lapse of the period set forth in (ii) above; and

(b) with respect to paragraphs (c), (d), and (g) of the termination events of the APE Agreement (see “Description of the APE—Termination of the APE Agreement”) at the option of the participating holders holding the following amount of outstanding debt:

(i)	twenty percent (20%) during a six-month period beginning on the date we execute the APE with the requisite majorities; and

(ii)	ten percent (10%) for the period beginning on the next day after the lapse of the period set forth in (i) above.

“review period” means the period from the date on which the APE is filed with the reviewing court until the date on which the APE is either approved or denied by the reviewing court.

“reviewing court” means the commercial court of the City of Buenos Aires, with which we will file our APE (including, if applicable, any appellate court).

“SEC” means the United States Securities and Exchange Commission.

Terms Relating to Telecom’s Business and Industry

The following explanations are not intended as technical definitions, but to assist the reader in understanding certain terms related to our business and industry that are used in this solicitation statement.

“Access charge”: Amount paid per minute charged by network operators for the use of their network by other network operators.

“Access deficit”: The portion of costs related to the access network that are not covered by the revenues generated by the use or availability of subscribers connected to this network.

“Access network”: The elements that allow the connection of each subscriber to the corresponding local switch. They consist of the termination point, elements of outside plant and specific parts of the local switching equipment that make available the permanent connection from the termination point to the local switch.

“ADSL” (Asymmetric Digital Subscriber Line): A compression technology that allows combinations of services including voice, data and one-way full motion video to be delivered over existing copper feeder distribution and subscriber lines.

“AMPS” (Advanced Mobile Phone Service): An analog cellular telephone service standard utilizing the 850 MHZ band, in use in North America, parts of South America, Australia and various other areas.

“Analog”: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

“BCRA”: Banco Central de la República Argentina (the Central Bank of the Argentine Republic).

“Calling party pays”: The system whereby the party placing a call to a cellular phone rather than the cellular subscriber pays for the air time charges for the call.

“Cellular service”: A mobile telephone service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular system service area.

“CNC”: Comisión Nacional de Comunicaciones (the Argentine National Communications Commission).

“CNT”: Comisión Nacional de Telecomunicaciones (the Argentine National Telecommunications Commission), the former regulatory body, later replaced by the CNC.

“Convertibility Law”: Law No. 23,928 and its Regulatory Decree No. 529/91. The Convertibility Law fixed the exchange rate at one peso per U.S. dollar. The Convertibility Law was partially repealed on January 6, 2002 by the enactment of the Public Emergency Law.

“Decree No. 92/97”: Decree issued on January 31, 1997 which implemented the Rate Rebalancing.

“Digital”: A mode of representing a physical variable such as speech using the digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

“February Agreement”: An agreement entered into on February 28, 1992 and subsequently ratified by Decree No. 506/92 between the Argentine government and Telecom. This agreement provides for the reduction of domestic long-distance rates from their then-current level. The reduction became effective on May 1, 1992.

“Fiber Optics”: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

“Free pulses”: The number of free pulses included in the monthly basic charge prior to the issuance of Decree No. 92/97.

“GSM”: Global System for Mobile communications. A standard for digital cellular technology. Originated in Europe, to provide pan-European roaming capabilities. The technology has recently been introduced and installed in almost all continents. This standard is based on TDMA standard and is considered second-generation cellular technology.

“GPRS”: General Packet Radio Service. An enhanced second-generation wireless technology used to transmit data over wireless networks. GPRS transmits and receives packets of data in bursts instead of using continuous open radio channels, and it is used to add faster data transmission speed to GSM networks. GPRS is packet based rather than circuit based technology.

“IASC”: International Accounting Standard Committee.

“IFRS”: International Financial Reporting Standards.

“Internet”: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

“List of Conditions”: The Privatization Regulations, including the Pliego de Bases y Condiciones approved by Decree No. 62/90, as amended. Pursuant to the List of Conditions, Telecom was required to meet certain minimum annual standards regarding the expansion of its telephone system and improvements in the quality of its service in order to maintain and extend the exclusivity of its non-expiring license to provide fixed-line public telecommunications services and basic telephony services in the northern region of Argentina.

“Metropolitan Area Buenos Aires” (AMBA): The area of the Federal District and greater Buenos Aires (Gran Buenos Aires).

“Miniphone Region”: The region including Metropolitan Area Buenos Aires, which extends to the city of La Plata to the South, the city of Campana to the North, the city of General Rodríguez to the West and the city of Monte Grande to the Southwest.

“Network”: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to consumer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connectors.

“November Agreement”: An agreement between Telecom and the Argentine government providing for rates to be dollar-based and, at the election of each of Telecom and Telefónica de Argentina S.A, adjusted semi-annually according to the U.S. consumer price index. The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991.

“PCS”: Personal Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.

“Penetration”: The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

“Presubscription of Long-distance Service”: The selection by the customer of international and domestic long-distance telecommunications services from a long-distance telephone service operator.

“Price Cap”: The application of annual reductions to the general level of rates established in the List of Conditions.

“Privatization Regulations”: The Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees.

“Public Emergency Law”: The Public Emergency and Foreign Exchange System Reform Law No. 25,561 adopted by the Argentine government on January 6, 2002, as amended by Law No. 25,790 and Law No. 25,820. Among others, the Public Emergency Law grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies, to issue regulations related to the foreign exchange market and to renegotiate public service agreements.

“Pulse”: Unit on which the tariff structure is based.

“Rate Agreement”: The November Agreement, as supplemented by the February Agreement. The Rate Agreement, among other things, permits Telecom to effect aggregate rate reductions required pursuant to the List of Conditions by lowering rates for some or all categories of service, provided that the net reductions meet applicable targets.

“Rate Rebalancing”: The rate rebalancing established by Decree No. 92/97 which provides for a significant reduction in domestic and international long-distance tariffs, an increase in basic telephony charges, the elimination of free pulses and an increase in urban rates.

“Regulatory Bodies”: Collectively, the SC and the CNC.

“RT”: Technical Resolutions issued by the Argentine Federation of Professional Boards of Economic Sciences.

“Satellite”: Satellites are used, among other things, for links with countries that cannot be reached by cable to provide an alternative to cable and to form closed user networks.

“SC”: Secretaría de Comunicaciones (the Argentine Secretary of Communications).

“Switches”: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

“TDMA” (Time Division Multiple Access): A standard of digital cellular technology that divides a single channel into a number of slots, enabling the transmission of multiple voice circuits per channel.

“Transfer Date”: November 8, 1990, the date upon which Telecom commenced operations upon the transfer from the Argentine government of the telecommunications system in the northern region of Argentina that was previously owned and operated by Empresa Nacional de Telecomunicaciones.

“Universal service”: The availability of basic telephony service at an affordable price to all persons within a country or specified area.

“U.S. GAAP”: Generally accepted accounting principles in the United States of America.

“Value Added Services”: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

Terms Relating to the Notes

For certain definitions relating to the notes, see “Description of the Notes—Certain Definitions.”

TIMELINE FOR THE APE PROCESS

This timeline has been prepared based on our best estimate of when expected events will occur, but the APE process may take substantially longer than we have indicated in this timeline. To our knowledge, proceedings involving APE agreements have been tested in only a few cases to date by Argentine courts. Consequently, Argentine courts may construe the statutory rules applicable to these proceedings in a manner differently than we do, resulting in changes to this timeline. We understand from our Argentine counsel that the experience in reorganization (concurso) proceedings suggests that the objection period (as described under “—Summary of the APE Process”) may be extended by the reviewing court by up to several months. Furthermore, unforeseen changes to Argentine law or other events could cause the actual timeline to differ from the description set forth below. Finally, we prepared this timeline on the assumption that the APE process will be successful.

Date and Time	Events
June 22, 2004	Commencement of this APE solicitation.

July 21, 2004	Scheduled expiration date of this APE solicitation unless it is extended. If the minimum required participation in Option A, the level of creditor consent or any other condition to this APE solicitation has not been met or waived, we reserve the right to extend the expiration date of this APE solicitation one or more times, but not later than December 31, 2004. We will announce any extension of the expiration date of this APE solicitation no later than 9:00 a.m., New York City time, 10:00 a.m., Buenos Aires time, on the business day after the previously scheduled expiration date.

Acceptance of consents	Following the expiration date, when the minimum required participation in Option A, the level of creditor consent, and all other conditions to this APE solicitation have been met or waived, we will publicly announce acceptances of duly executed and submitted consents to this APE solicitation. We may decide, in our sole discretion, to call or to request that the reviewing court call one or more meetings of holders of our outstanding notes to consider this APE solicitation. These meetings could occur before or after the acceptance of the consents and could delay the timetable for obtaining approval of the APE by the reviewing court. If the minimum required participation in Option A is met and we obtain the support in favor of our APE from holders of at least 95% of our outstanding debt, we reserve the right, in our sole discretion and subject to any additional regulatory approvals that may be required, to pursue an out-of-court restructuring without seeking court approval of the APE.

Not later than 45 days from acceptance of consents

We, holders of our outstanding loans that have committed to sign the APE directly and the settlement agent, on behalf of all other holders of outstanding debt participating in this APE solicitation, will execute the APE within 30 days from the date on which we received consent from the requisite majorities. We will then file the executed APE with the reviewing court on a business day within 15 days from the execution date of the APE, but not later than December 31, 2004. We refer to the date of this filing as the “APE filing date.”

Date and Time	Events
APE filing date + 5 business days	We will publish notices of the court proceedings relating to our APE agreement in newspapers of general circulation in Argentina and Luxembourg for five business days after the commencement of these proceedings and in the official gazette of the reviewing court’s jurisdiction. The review period will be the period from the APE filing date through the date the APE is granted or denied by the reviewing court.

Final publication date + 10 Argentine court days	Period during which holders of outstanding debt that did not participate in this APE solicitation may file objections to the APE. We refer to this period as the “objection period.”

After the objection period	The reviewing court will determine the procedure and timing for resolution of objections filed, if any, including whether these objections should be open for discovery for 10 Argentine court days. We refer to this period as the “objection discovery period.”

After completion of the objection discovery period

The reviewing court will rule on any objections filed. After ruling on these objections, the reviewing court will approve or reject the APE. While the reviewing court is supposed to rule on the objections and grant or deny APE approval within 10 Argentine court days after the end of the objection discovery period, based on the experience of Argentine courts in concurso (reorganization) proceedings, it is likely that this period may extend substantially—up to several months—beyond 10 Argentine court days.

Not later than 90 consecutive days after receiving approval of the APE by the reviewing court or any such deadline that may be imposed by the reviewing court

Provided that we obtain required approvals with respect to the public offer of the listed notes in Argentina, Italy and the United States, and subject to the other conditions to the APE solicitation as described in this solicitation statement, we will cause the notes to be issued and delivered and Option A/B cash interest payment to be paid pursuant to the APE to holders who elect Option A and Option B, and the Option C cash consideration and Option C cash interest payment to be paid to holders who elect Option C on the issuance date, upon which our obligations under the APE will be fully performed within 90 consecutive days of either receiving reviewing court approval or of any other deadline imposed by the reviewing court if the reviewing court decides that non-participating creditors can elect any options within a specific deadline.

SUMMARY

The following summary highlights information contained elsewhere in this solicitation statement. Accordingly, this summary may not contain all of the information that may be important to you. We urge you to read and review carefully this entire solicitation statement, including the section entitled “Risk Factors,” and the financial statements included herein, as well as the other documents to which this solicitation statement refers, in order to understand fully Telecom, the restructuring, this APE solicitation and the terms of the notes to be issued and cash consideration and cash interest payments to be made pursuant to the APE.

The following discussion is not indicative of our current or future results of operations, liquidity or funding, and should be read in conjunction with, and is qualified in its entirety by, the sections entitled “Risk Factors” and “Operating and Financial Review and Prospects.”

Telecom Argentina S.A.

Overview

We are a sociedad anónima organized under Argentine law. We provide public telecommunications services in Argentina, in particular fixed-line local, national and international long distance services, as well as data transmission and access to Internet service, and through our subsidiaries, we provide mobile telecommunications services in Argentina and Paraguay and publish telephone directories. Our headquarters are located at Alicia Moreau de Justo 50 (C1107AAB) Buenos Aires, Argentina and the telephone number of our principal executive offices is 011-54-11-4968-4000.

As a consequence of a number of developments, including the deterioration of the economic environment in Argentina, the devaluation and volatility of the Argentine peso (the peso or P$), the conversion into pesos of our rates at the ratio of P$1.00=US$1.00 and uncertainties surrounding the adjustment of our regulated tariffs, in the first half of 2002 we announced the suspension of payments of principal and interest on our outstanding debt.

As of December 31, 2003, we had the following unconsolidated outstanding debt (calculated in U.S. dollar equivalents):

•	approximately US$1,677 million aggregate principal face amount of outstanding notes issued under our medium term note programs;

•	approximately US$876 million aggregate principal face amount of outstanding loans owed to financial institutions relating to working capital loans, debt issuances and trade financings; and

•	approximately US$248 million in accrued but unpaid interest (including penalties and post-default interest rate increases) on our outstanding notes and outstanding loans, calculated, in each case at the rate specified in these notes and loans.

In addition to the unconsolidated outstanding debt described above, we also have commercial obligations, which include accounts payable, intercompany and related party accounts payable, obligations to pay taxes, salaries and social security payments (including obligations to any federal, provincial or municipal tax or social security authorities) and other liabilities, including agency fees under outstanding syndicated loans. Additionally, our subsidiaries have outstanding debt obligations and other liabilities. Generally, we have been paying our commercial obligations as they become due and intend to remain current in these obligations. Accordingly, we are not soliciting the participation of our commercial creditors in the APE, as we will presume that our commercial creditors have consented to the APE because the APE will not affect their legal, equitable or contractual rights. See “Summary of the APE Process—Approval of an APE”.

The equivalent of US$2,701 million of our outstanding debt to be restructured includes the aggregate principal face amount of the equivalent of US$2,553 million plus principal face amount adjustment of the equivalent of approximately US$148 million, each calculated as of December 31, 2003. See “Capitalization” for more information about our recent unconsolidated debt totals as of March 31, 2004.

Recent Developments

Marginal Improvement in the Argentine Economy During 2003 and the first three months of 2004

The Argentine economy improved marginally during 2003. The peso appreciated against the U.S. dollar, ending with a rate of P$2.93 per US$1.00 as of December 31, 2003 compared to P$3.80 per US$1.00 as of June 30, 2002 and P$3.37 per US$1.00 as of December 31, 2002. Inflation also slowed as the Argentine consumer price index increased by 3.7% during 2003 compared to an increase of 41% in 2002. However, despite these changes and certain other improvements in Argentine financial indicators, the cumulative economic, social and political deterioration caused by the events of 2002 remains largely unaffected, and Argentine real gross domestic product is still far below pre-crisis levels, rising by 8.7% in 2003, after decreases of 10.9% in 2002, 4.4% in 2001, 0.8% in 2000 and 3.4% in 1999. Moreover, while the key components of our business remained strong in 2003 and our operating results were enhanced by the appreciation of the Argentine peso and the impact of our cost reduction initiatives, resulting in consolidated net income of P$351 million for the year ended December 31, 2003 compared to a consolidated net loss of P$4,386 million for the year ended December 31, 2002, our operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy.

During the first three months of 2004, the peso appreciated against the U.S. dollar, ending with a rate of P$2.86 per US$1.00 as of March 31, 2004 compared to P$2.93 per US$1.00 as of December 31, 2003. Inflation remained stable as the Argentine consumer price index increased by 1.1% during the first three months of 2004.

Recent Financial Results

On May 10, 2004 Telecom announced its unaudited interim consolidated financial results for the three months ended March 31, 2004. Telecom reported consolidated net income of approximately P$124 million, compared to P$907 million on the first three months of 2003, principally as a result of lower foreign currency gains. Telecom’s consolidated net revenues for the first three months of 2004 were P$1,017 million, compared to P$851 million for the first three months of 2003. The increase in revenues reflected recovery in demand for telecommunications services, particularly for cellular services in Argentina. See “Operating and Financial Review and Prospects—Recent Developments.”

Current Legal Proceedings

We are aware of two involuntary bankruptcy petitions, or pedidos de quiebra, for an aggregate amount of US$356,787 and eight summary attachment proceedings, or juicios ejecutivos, that have been filed against us by persons alleging to be holders of our outstanding notes for the aggregate value of the equivalent of approximately US$2.2 million (based on exchange rates as of May 31, 2004). We have not been served process with respect to the bankruptcy petitions. We have been served process and have filed the required formal responses for each of the juicios ejecutivos. In addition, certain attachments have been granted over an aggregate amount of approximately US$3.5 million (based on exchange rates as of May 31, 2004) of funds and assets of Telecom. We do not expect that these bankruptcy petitions or summary attachment proceedings and attachments will result in Telecom being declared bankrupt. However, there is a significant likelihood that we will have to commence reorganization (concurso) proceedings if we are unable to consummate the APE expeditiously and if claims of this nature increase.

Majority Shareholder Structure

Since 1990, our principal shareholder has been Nortel Inversora S.A., or Nortel. Nortel owns approximately 54.74% of our capital stock, including all of our Class A common shares and 8.5% of our Class B common shares.

Nortel is a holding company that was formed in 1990 by a consortium including Telecom Italia S.p.A., or Telecom Italia, a member of the Telecom Italia Group (as defined under “Major Shareholders and Related Party Transactions—Major Shareholders”), and France Cables et Radio S.A., or FCR, a member of the France Telecom Group (as defined under “Major Shareholders and Related Party Transactions”). At the time that Nortel was formed, Telecom entered into a management agreement with Telecom Italia and FCR, whom we refer to collectively as the “Operators,” pursuant to which the Operators agreed to manage the business of Telecom and to provide services, expertise and technical know-how with respect to Telecom’s activities. See “Information on Telecom—Our Business—Management Agreement.” Until December 19, 2003, the Telecom Italia Group and the France Telecom Group (as defined under “Major Shareholders and Related Party Transactions”) each owned a 50% interest in the common stock of Nortel.

We have been informed that on December 19, 2003, the France Telecom Group and the Telecom Italia Group transferred their respective shareholdings in Nortel to a new Argentine company named Sofora Telecomunicaciones Sociedad Anónima, or Sofora. After this transfer, the France Telecom Group sold a 48% interest in the total share capital of Sofora to W de Argentina—Inversiones, S.L., a holding company incorporated in the Kingdom of Spain, and a company of the Werthein family, which we refer to as the Werthein Group, for US$125 million, including a call option on the remaining 2%, exercisable from January 31, 2008 to December 31, 2013. Concurrently, the Telecom Italia Group purchased from Werthein Group two call options for US$60 million, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 days of December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013.

The SC has approved the transaction and authorized the Telecom Italia Group to continue as exclusive Operator of Telecom.

In connection with these transactions, a shareholders’ agreement between Telecom Italia Group and the Werthein Group for the joint management of Sofora, Nortel, Telecom and its affiliates was executed.

We have been informed that, as a result of these transactions, the Telecom Italia Group holds 50%, the Werthein Group holds 48% and the France Telecom Group holds 2% of Sofora’s capital stock. Sofora owns 100% of the common stock, and 67.78% of the capital stock of Nortel. See “Major Shareholders and Related Party Transactions—Major Shareholders.”

Board Composition

Upon the France Telecom Group’s transfer of 96% of its Sofora shares to the Werthein Group on December 19, 2003, two directors and two alternate directors who were previously nominated by FCR to Telecom’s board resigned from Telecom’s Board of Directors. Since then, in addition to Alberto Messano and Amadeo Ramón Vázquez, Oscar Carlos Cristianci, Gerardo Werthein, Raúl Antonio Miranda and Julio Pedro Naveyra have been elected as directors. In addition to Guillermo Alberto Brizuela and Franco Alfredo Livini, Adrián Werthein, Ignacio Abel González García, Luis María Gómez Iza and Osvaldo Canova have been elected as alternate directors of Telecom’s Board of Directors. Adrián Werthein and Gerardo Werthein are affiliated with the Werthein Group. Amadeo Ramón Vázquez, Raúl Antonio Miranda and Julio Pedro Naveyra are independent directors. Osvaldo Canova and Ignacio Abel González García are independent alternate directors.

Name Change

Effective April 12, 2004, Telecom legally changed its name to Telecom Argentina S.A.

Payment Default and Restructuring

Purpose of the APE

The continuing economic crisis in Argentina has had a number of negative effects on the Argentine economy that have adversely affected our financial condition. The devaluation in 2002 of the Argentine peso caused the cost, in peso terms, of servicing our U.S. dollar-denominated indebtedness to increase significantly, and resulted in material foreign exchange losses. For the fiscal year ended December 31, 2002, we reported a net loss of P$4,386 million, compared to net income of P$100 million for the fiscal year ended December 31, 2001, principally as a result of the macroeconomic environment in Argentina, including the devaluation and subsequent volatility of the peso and the effects of inflation adjustment on our financial statements. Also, the inability of Telecom to increase regulated tariffs after the “pesification” of regulated tariffs at a rate of US$1=P$1 enforced by the Argentine government, the decrease in traffic in our basic telephony business (mainly in domestic and international long distance services) and the declines in both traffic and average revenue per user in the mobile business had an impact on net income. The macroeconomic factors described above led to our announcement of a suspension of payments of principal and interest on our financial debt obligations in April and June 2002.

For the year ended December 31, 2003, we reported net income of P$351 million, compared to a net loss of P$4,386 million for the year ended December 31, 2002, principally attributable to the positive impact of the appreciation of the Argentine peso on our foreign exchange position and the effect of cost reduction initiatives. However, our operations and financial condition have been, and continue to be, significantly impacted by the macroeconomic environment in Argentina, particularly the volatility of the peso, uncertainty concerning inflation and the effects of inflation adjustment and the continued lack of tariff adjustments. As a result, our liquidity and overall financial condition continue to be strained.

After announcing the suspension of payments in 2002, we engaged in discussions and negotiations with representatives of holders of outstanding debt, including discussions on alternative restructuring proposals. In these discussions our creditors expressed a wide range of preferences, and, in some cases, conflicting preferences, as to the terms of a restructuring. In January 2004 we announced a comprehensive plan to restructure our outstanding debt. Since that time, we have engaged in further discussions and negotiations with representatives of holders of our outstanding debt, including banks, export credit agencies and other institutions holding our outstanding loans, and representatives of holders of our notes. Based on the feedback we received in these recent discussions, we have made changes to our initial restructuring proposal in order to, among other things, simplify the proposal and, in light of recent improvements in Telecom’s operations, to achieve support from certain creditors based on their assurances of support for a modified proposal. We have attempted to satisfy as many of the concerns expressed by our creditors as we deemed possible in order to receive the support of the requisite majorities, while still enabling us to operate effectively in the context of an uncertain macroeconomic environment in Argentina. Our proposal includes a set of three options that address distinct preferences expressed by certain creditors. These options include:

•	an option to restructure the full face principal amount including principal face amount adjustment of outstanding debt with new debt to be repaid over a longer period of time, and at a lower rate of interest, rather than have debt restructured at a discount to its face value including principal face amount adjustment;

•

an option to be repaid over a shorter period of time at a higher fixed rate of interest, but without receiving the full principal face amount, including principal face amount adjustment, of outstanding debt; holders electing this option agree that up to 37.5% of their outstanding debt amount including principal face amount adjustment may be allocated to the cash consideration at less than the full principal face amount of the original debt; and

•	a preference for receiving cash consideration at less than the full principal face amount of the original debt instead of continuing to hold debt obligations at a discount.

Although we have incorporated some of the concerns raised by our creditors in our discussions with them, not all of the concerns raised by these creditors are reflected in our restructuring plan.

The purpose of this APE solicitation is to restructure our outstanding debt on terms that we anticipate will enable us to service our debt, in order to improve our financial condition and liquidity. If the APE solicitation fails, we may enter into reorganization (concurso) or become subject to bankruptcy (quiebra) proceedings. If the minimum required participation in Option A, level of creditor consent, court approval of the APE and certain other conditions are satisfied or waived, the rights of all holders of our outstanding debt would be affected whether or not they participate in this APE solicitation. In contrast, a successful APE solicitation will not be binding on, or have any impact on, our commercial creditors, other than as the restructuring will affect availability to meet our liabilities generally in the future. See “The APE Solicitation—Summary of the APE Process.”

Failure of the Restructuring

A substantial portion of our outstanding debt is denominated in foreign currency and is governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, Telecom has recorded its outstanding obligations at their respective original foreign currencies in the expectation that the debt restructuring would be completed successfully. If a restructuring plan pursuant to the APE is not completed, our management will analyze different courses of action in order to preserve the continuity of Telecom’s operations. As discussed in Note 12 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003, such actions may include pursuing legal arguments to support the “pesification” of foreign-currency denominated debt governed by foreign law. In this event, Telecom would seek to treat the foreign-currency denominated debt of Telecom and its subsidiaries as having been “pesified” at a rate of P$1 to US$1 or its equivalent in other foreign currencies.

In addition, if the minimum required participation in Option A or the level of creditor consent is not satisfied or if certain other conditions are not satisfied or waived, this APE solicitation will fail and there is a significant likelihood that we will have to commence Argentine reorganization (concurso) or become subject to bankruptcy (quiebra) proceedings. The reorganization (concurso) and APE processes are similar in some respects and it is impossible to say whether our creditors will be treated more or less favorably in a concurso or in the APE. See “Risk Factors—Risks Associated with the APE Solicitation”. If the restructuring is not consummated, there is a significant likelihood that we will have to commence reorganization proceedings or face bankruptcy proceedings” for a discussion of the expected consequences of a reorganization (concurso) or bankruptcy (quiebra) proceeding.

The process of reorganization (concurso) and bankruptcy (quiebra) proceedings is subject to considerable uncertainty because they will be governed by a statute that was amended in 2002, and substantial aspects of the amended statute have not yet been applied or interpreted by the courts. Consequently, the actual outcome might be less favorable or more favorable for creditors than the consequences described in this document in ways we cannot foresee.

Future of Telecom if the Restructuring is Successful

If the APE is granted court approval in the form in which it has been proposed by us and the conditions to this APE are satisfied or waived, all principal, interest and all other claims relating to our outstanding debt will be replaced by the notes and the Option C cash consideration and the cash interest payments (computed as described in this solicitation statement in respect of the period from January 1, 2004 to the issuance date) pursuant to the APE solicitation.

We believe that the restructuring contemplated by this solicitation statement would result in a level of debt that we are capable of servicing for the term of the notes without requiring us to refinance all or any portion thereof in the capital markets or otherwise. This belief is based on a number of assumptions about macroeconomic factors that would affect key components of our business, including, without limitation:

•	an exchange rate of Argentine pesos to U.S. dollars in the range of P$3.00 to P$5.00 per US$1.00 for the term of the notes. If the Argentine peso depreciates below these ranges for a significant period of time, our ability to service our notes, which will be largely denominated in non-peso currencies, could be materially adversely affected;

•	lower rates of inflation for the term of the notes than those experienced in 2002. We have assumed that inflation rates will range from a high of 12.8% in 2005 to 7.5% in 2011. If inflation rates return to the levels that existed during the first nine months of 2002 or exceed these levels, a reduction in real wages would persist, which could reduce demand for our services and reduce the amount of revenues we collect to service our debt. In addition, continued inflation could result in further depreciation of the Argentine peso, which would impact our ability to service our euro- and U.S. dollar-denominated debt;

•	that we will eventually be permitted to implement tariff adjustments for basic charges, measured service charges and other rates for our services at least sufficient to offset most of the effects of inflation. If rates are not adjusted, we may not be able to collect the anticipated revenues and cash inflows to service our debt following the restructuring; and

•	moderate growth in Argentine real gross domestic product. The growth in Argentine real gross domestic product is a driver for many of our service revenues, given the correlation of our business to the overall Argentine economy. If Argentine real gross domestic product grows at a rate that is substantially lower than the moderate rate that we expect, this would adversely impact the demand for our services and, subsequently, our ability to service our debt. We assume that Argentine real gross domestic product will increase by 3.0% annually through 2011.

We have made macroeconomic assumptions that we believe are conservative because these macroeconomic assumptions involve factors that are not within our control. To the extent that actual macroeconomic conditions are better than our assumptions and our financial results benefit from the improvements, we expect to be able to prepay indebtedness subject to the Mandatory Prepayment with Excess Cash provision in the terms of the notes. See the “Mandatory Prepayment with Excess Cash” covenant described under “Description of the Notes—Certain Covenants of Telecom.”

We currently expect that cash on hand and cash from operations will be sufficient to allow us to continue to operate our business until the notes are issued and meet our financial obligations related to the restructuring. We estimate that our restructuring obligations will include up to approximately the equivalent of US$663 million of cash consideration to be paid to holders of our outstanding debt who elect (or are allocated into) Option C pursuant to the APE. In addition, we expect to pay holders of our outstanding debt who elect to have their outstanding debt restructured under Option A or Option B an Option A/B cash interest payment on the issuance date, which will be up to the equivalent of approximately US$114 million, in the aggregate, and to pay an Option C cash interest payment on the issuance date to holders of our outstanding debt who elect to have their outstanding debt restructured under Option C which will be up to the equivalent of US$5 million. The cash interest payments for the period from January 1, 2004 to the issuance date will be computed as set forth in “The APE Solicitation—Issuance Date”. The estimates provided herein assume that the consummation of the APE occurs on October 15, 2004. We will also require approximately the equivalent of an additional US$25 million in cash to fund remaining costs of the restructuring, including administrative and other costs of the exchange of outstanding debt once the APE is approved, regulatory and filing fees for the notes and court, legal and advisory fees in connection with the APE and the restructuring. In the event that the issuance date does not occur prior to October 15, 2004, any amortization payments scheduled to become due prior to the issuance date will be paid on the issuance date. In addition to these obligations and our operating cash requirements, we will also require cash to fund capital expenditures. Although we currently believe that we will have sufficient cash to meet these cash requirements, due to various uncertainties, including the timing of the APE approval process, the actual amount of restructuring expenses and the state of the Argentine economy, we cannot assure you that we will have sufficient cash to meet all of our financial obligations related to the restructuring, or that, after the issuance date, we will be able to pay interest or principal on the notes on a timely basis. See “Risk Factors—Risks Associated with the Notes,” “—Risk Factors Relating to Argentina” and “—Risks Associated with Telecom and Its Operations.”

Assuming the successful completion of the APE, we expect to manage our operations in a manner that will allow us to generate revenues and cash flows in order to meet our financial obligations. We will strive to continue to control operating costs and to maximize the use of our installed network capacity. We plan to maintain our fixed line networks in order to assure continued quality of service, to enhance our wireless networks by transitioning from TDMA to GSM technology and to continue to expand our Internet services, particularly our ADSL Internet service. We note, however, that the notes will impose certain restrictions that will limit our ability to finance our future operations and make capital expenditures and other investments.

The statements above constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Actual results may differ materially from those assumptions and expectations described above as a result of various factors, including the factors discussed under “Special Note Regarding Forward-Looking Statements.”

Summary Ratio of Earnings to Fixed Charges

Telecom’s ratio of earnings to fixed charges (1) under Argentine GAAP and U.S. GAAP is as follows:

	As of and for fiscal year ended
	September 1999	December 2000	December 2001		December 2002		December 2003
Argentine GAAP	2.9	1.8	1.2		—	(1)	1.7
U.S. GAAP	3.1	1.7	—	(1)	—	(1)	2.0

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as the sum of (a) pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or equity gain or loss from related companies,(b) fixed charges and (c) amortization of capitalized interest minus (d) capitalized interest. A fixed charge is defined as the sum of: (1) all interest, whether expense or capitalized, (2) amortization of debt issue costs and (3) the interest-related portion of rental expense. Under Argentine GAAP, the earnings to fixed charges ratio for the year ended December 31, 2002 indicates less than one-to-one coverage. Consequently, earnings for this period are inadequate to cover fixed charges. A total amount of earnings of P$5,667 million is required to attain a ratio of one-to-one determined under Argentine GAAP for the year ended December 31, 2002. Under U.S. GAAP, the ratios related to the years ended December 31, 2002 and 2001 indicate less than one-to-one coverage. Consequently, earnings for these periods are inadequate to cover fixed charges. A total amount of earnings of P$2,861 million and P$3,379 million is required to attain a ratio of one-to-one determined under U.S. GAAP for the years ended December 31, 2002 and 2001, respectively.

Restructuring Tables

The tables below set forth our aggregate scheduled payments under our unconsolidated outstanding debt as of December 31, 2003 for the years indicated and compares the aggregate scheduled payments under the notes for the same years and for the term of the notes after the restructuring.

For purposes of the post-restructuring tables below, we assume the following:

•	that interest on our principal face amount of outstanding debt denominated in U.S. dollars, euro and Japanese yen restructured under Option A will be capitalized in an amount of interest equal to the principal face adjustment and our peso-denominated outstanding loans restructured under Option A will be capitalized in an amount of interest equal to the principal face adjustment and adjusted based on the CER from June 25, 2002 through December 31, 2003;

•	that we will make an Option A/B cash interest payment in respect of the period from January 1, 2004 to the issuance date to holders who have their outstanding debt restructured under Option A or Option B at a rate of 5.53% for the series A notes denominated in dollars (or 4.83% for euro-, 1.93% for yen- or 3.23% for peso-denominated series A notes) and 9% for the series B notes;

•	our euro-denominated outstanding debt is converted into dollars at an exchange rate of €0.7954 per US$1.00, our yen-denominated outstanding loans are converted into dollars at an exchange rate of ¥107.09 per US$1.00 and our peso-denominated outstanding loans are converted into dollars at an exchange rate of P$2.93 per US$1.00, the exchange rates in effect as of December 31, 2003;

•	only scheduled redemptions of principal on the notes are made in the case of the first post-restructuring table, and that a single prepayment of excess cash is applied on October 15, 2004, in the case of the second post-restructuring table;

•	the issuance date occurs on October 15, 2004 (although we cannot assure you that we will receive reviewing court approval of the APE by that date); and

•	holders of dollar denominated debt either elect Option B or elect to receive new notes in U.S. dollars.

Option B and Option C are Fully Subscribed

For purposes of the first post-restructuring table, we assume that Option B and Option C are fully subscribed and that the Modified Dutch Auction results in a purchase price of 850 dollars, euro, Japanese yen and pesos per 1,058 dollars, euro, Japanese yen and pesos, as applicable, of principal face amount and principal face amount adjustment of outstanding debt. Consequently, the post-restructuring table below assumes that participating holders elect, or are deemed to elect, to:

•	restructure the equivalent of US$500 million of outstanding debt and principal face amount adjustment with US$500 million of series A notes;

•	restructure the equivalent of US$1,376 million of outstanding debt and principal face amount adjustment with US$1,301 million of series B notes; and

•	retire the equivalent of the remaining US$825 million of outstanding debt and principal face amount adjustment under Option C for a cash payment of US$663 million.

The equivalent of US$2,701 million of outstanding debt to be restructured includes the aggregate principal face amount of the equivalent of US$2,553 million plus principal face amount adjustment of the equivalent of approximately US$148 million.

See “Capitalization” for an explanation of our estimated capitalization as a result of the restructuring. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Service” for information regarding our aggregate scheduled payments under our consolidated outstanding debt after the restructuring. Our actual debt service obligations will depend upon the actual elections and deemed elections in addition to any allocation and proration adjustments, and upon the actual issuance date, which determines when interest begins to accrue on the notes based on the terms of the notes and ceases to accrue on the outstanding notes and outstanding loans.

PRE-RESTRUCTURING(1)

As of December 31, 2003

	Non-Peso-Denominated Outstanding Debt	Peso-Denominated Outstanding Debt
Due in	Principal(2)	Principal(2)	CER Adjustment(3)
	(in millions of US$)
Prior to and through 2002	608	16	7
2003	702	—	—
2004	546	—	—
2005	69	—	—
2006	36	—	—
2007	267	—	—
2008	261	—	—
2009	18	—	—
2010	10	—	—
2011 and thereafter	13	—	—

Total	2,530	16	7

POST-RESTRUCTURING(1)(4)

As of December 31, 2003

Due in	Principal	Interest
	(in millions of US$)
2004	68	—
2005	158	136
2006	180	133
2007	190	115
2008	199	97
2009	267	91
2010	267	64
2011	267	37
2012	71	15
2013	71	9
2014	63	4

(1)	Peso-denominated debt, euro-denominated debt and yen-denominated debt have been converted to U.S. dollars based on exchange rates as of December 31, 2003.
(2)	As of December 31, 2003, accrued but unpaid interest, calculated using the contractual interest rate or applicable statutory rate on the principal amount of all outstanding debt including penalties or post-default interest rate increases under the terms of the relevant outstanding debt, was US$245 million on non-peso denominated outstanding debt and US$3 million on peso-denominated outstanding debt.
(3)	Includes CER adjustments, as applicable, as of December 31, 2003.
(4)	These amounts do not reflect any amortization of the aggregate cost of the restructuring. In addition to these obligations and our operating cash requirements, we will require cash to fund capital expenditures, to fund costs of the restructuring, and to pay cash consideration of up to US$663 million, make an estimated Option A/B cash interest payment of up to the equivalent of US$114 million, and make an estimated Option C cash interest payment of up to the equivalent of US$5 million in the aggregate (computed as set forth in “The APE Solicitation—Issuance Date” and assuming the consummation of the APE occurs on October 15, 2004).

100% Allocation to Option A

We have included a second post-restructuring table in order to illustrate our aggregate scheduled payments under our unconsolidated debt if we issue the maximum amount of notes pursuant to the APE Solicitation. For purposes of the second restructuring table, we assume a 100% allocation to Option A, and that no outstanding debt and principal face amount adjustment will be retired under Option B or Option C.

The post-restructuring table below assumes that participating holders retire the equivalent of US$2,701 million of our outstanding debt and principal face amount adjustment with US$2,701 million of series A notes issued in U.S. dollars.

POST-RESTRUCTURING(1)(2)

As of December 31, 2003

Due in	Principal		Interest
	(in millions of US$)
2004	749	(3)	—
2005	151		106
2006	130		98
2007	43		92
2008	22		90
2009	386		121
2010	386		90
2011	386		59
2012	386		28
2013	62		3

(1)	Peso-denominated debt, euro-denominated debt and yen-denominated debt have been converted to U.S. dollars based on exchange rates as of December 31, 2003.
(2)	These amounts do not reflect any amortization of the aggregate cost of the restructuring. In addition to these obligations and our operating cash requirements, we will require cash to fund capital expenditures, to fund costs of the restructuring, make an estimated Option A/B cash interest payment of the equivalent of up to US$119 million in the aggregate under Option A. The cash interest payments will be computed as set forth in “The APE Solicitation—Issuance Date” and assuming the consummation of the APE occurs on October 15, 2004.
(3)	This amount reflects the application of US$663 million of cash consideration toward prepayment of the notes.

The tables above are for illustrative purposes only. The actual amount of our debt after the restructuring will depend on the actual and deemed elections made by participating holders and non-participating holders. Moreover, the actual amount of our debt after the restructuring will depend on any adjustments for proration that we make with respect to Option B and Option C, and to the reviewing court’s cramdown of non-participating holders. Finally, the amount of our outstanding debt expressed in pesos (or, if applicable, dollars) will vary based upon prevailing exchange rates.

Telecom Personal Restructuring

Concurrently with our APE solicitation, Telecom Personal (of which we own a 99.99% equity interest) is conducting an APE solicitation in which it is soliciting its existing creditors to approve an APE to restructure the equivalent of approximately US$599 million of Telecom Personal’s unconsolidated outstanding debt as of December 31, 2003, including approximately the equivalent of US$27 million principal amount of intercompany obligations owed to Telecom, by issuing loans to its existing creditors with new payment terms and by paying cash consideration and making partial cash interest payments. The terms of Telecom Personal’s loans pursuant to its restructuring are expected to be similar to the terms of Telecom’s unlisted notes pursuant to its APE. For a discussion of the consideration options Telecom Personal will make available to each of its existing creditors pursuant to its APE solicitation, see “The APE Solicitation—Telecom Personal Restructuring Proposal.” There is no guarantee that Telecom Personal will complete its restructuring plan on the terms described in this solicitation statement. Telecom Personal is currently discussing its restructuring proposal with representatives of its creditors, and Telecom is not certain whether Telecom Personal will complete its restructuring plan on the terms described above. Telecom’s APE is not conditioned upon the completion of the Telecom Personal restructuring; however, Telecom has the right, in its sole discretion, to terminate the APE at any time prior to March 31, 2005 if Telecom Personal has not executed its APE Agreement, unless Telecom has already received court approval for the APE.

Telecom Personal’s APE solicitation does not include Telecom Personal’s outstanding guarantee of approximately the equivalent of US$42.6 million principal face amount of financial indebtedness of Núcleo S.A., or Núcleo, our Paraguayan mobile telephony subsidiary. Núcleo is currently negotiating a restructuring of its financial indebtedness with its creditors. See “Operating and Financial Review and Prospects—Ongoing Restructuring Efforts—Repurchase and Cancellation of Outstanding Indebtedness.” If Núcleo is not able to restructure the indebtedness underlying Telecom Personal’s guarantee prior to the completion of Telecom Personal’s restructuring, Telecom Personal expects to amend its APE solicitation in a manner in which the interests of the beneficiaries of the guarantee will be provided with the same consideration as the other holders of Telecom Personal’s financial indebtedness. See “The APE Solicitation—Telecom Personal Restructuring Proposal.”

Summary of the APE Process

The APE

An APE is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to a reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to obtain the level of creditor consent in order to obtain court approval. Upon approval by the reviewing court, an APE becomes binding on all the debtor’s unsecured creditors affected by the restructuring proposal contained in the APE, whether or not those creditors have participated in the negotiation and execution of the APE. An APE enables debtors and creditors to negotiate a restructuring and avoid a bankruptcy (quiebra), without being subject to many of the procedural and substantive encumbrances and limitations of a reorganization (concurso) procedure.

Filing an APE Application

The Argentine Bankruptcy Law requires an APE proposal to treat all similarly-situated unsecured creditors equally; however, different options may be offered to creditors of the same category (class). An APE must describe the debtor’s proposed new terms and conditions for payment of its outstanding indebtedness. The terms and conditions may include partial forgiveness of debt, extensions of maturity dates and any other valid options agreed to by the requisite majorities. For purposes of our APE, all holders of our outstanding debt will constitute a single category (class).

Our Argentine counsel have advised us that the filing of an APE should automatically stay all monetary judicial proceedings against the debtor based on claims relating to unsecured debt to be restructured pursuant to the APE, including proceedings initiated prior to this filing, provided that the debtor complies with certain requirements set forth under Argentine Bankruptcy Law. See “Risk Factors—Risks Associated with the APE Solicitation.”

A debtor must file the following documents with its APE:

•	an assets and liabilities statement as of a recent date prior to the filing, as defined in “Description of the APE—Provisions Governing Submission of Outstanding Debt—Assets and Liabilities Statement and Creditors List”;

•	a schedule listing its creditors;

•	a schedule listing pending lawsuits and administrative procedures against it;

•	its accounting books and accounting-related records; and

•	the amount of outstanding indebtedness held by unsecured creditors that have executed the APE and the percentage they represent in relation to all unsecured creditors.

Our assets and liabilities statement will be dated as of the cut-off date, which will be no more than 60 days prior to the APE filing date.

Approval of an APE

Our Argentine counsel have advised us that the reviewing court will approve an APE if the application for court approval complies with all the formal requirements set forth above, if the level of creditor consent has been satisfied and if the reviewing court does not find the APE to be abusive or fraudulent. However, we do not know how the reviewing court will interpret this standard or construe the statutory rules applicable to APE proceedings. See “Risk Factors—Risks Associated with the APE Solicitation—Because the APE is a new statutory mechanism with few court cases involving these proceedings in Argentina, you may receive different treatment than we propose under the terms of the APE.”

In the case of a reorganization (concurso), the Argentine Bankruptcy Law provides that, in the case of negotiable obligations issued in series, such as our outstanding notes, the courts will consider for the purposes of the voting procedure that the votes of all holders of a series of these negotiable obligations that support a reorganization plan will be counted as one vote in favor of the reorganization plan, and whatever amount of principal and accrued interest they hold will be added to that of other creditors also supporting the reorganization plan, while the votes of all other holders of these negotiable obligations who have not consented to the reorganization plan will be counted as one vote against, and whatever amount of principal and accrued interest they hold will be added to the amount recorded for creditors opposing the reorganization plan. Our Argentine counsel have advised us that we should expect the same principles to apply in determining support for our APE. However, three recent judicial decisions issued by three different Argentine commercial courts determined that the debt held by holders who do not attend the relevant meeting or the debt held by holders who abstain from voting in the relevant meeting will not be counted for purposes of calculating the majorities required to receive court approval of the APE. Two of these three decisions are currently being appealed. Therefore, we cannot assure you how the reviewing court will compute the majorities required by the Argentine Bankruptcy Law to approve the APE.

The debtor must publish the filing of an APE in the official gazette in the jurisdiction in which the debtor is domiciled and the jurisdictions in which it has business operations, in an Argentine newspaper of major circulation, and in the official gazette of the reviewing court’s jurisdiction for five Argentine court days.

Following the last day of the publication of the announcement, creditors have ten Argentine court days to file their oppositions to the APE. We refer to this period as the “objection period.”

Creditors may contest an APE on the following grounds, among others:

•	misrepresentation by the debtor of its assets or liabilities in the assets and liabilities statement filed with the reviewing court; or

•	failure of the debtor to obtain the support of the requisite majorities.

The reviewing court may admit evidence if necessary in order to rule on issues raised in the objection period. This evidence is required to be submitted within the ten Argentine court day period following the end of the objection period and is required to be ruled on within the following ten Argentine court days. However, given the few judicial interpretations by Argentine courts of proceedings involving APE agreements, we cannot assure you that our APE, or any objection thereto, if and when filed, will be resolved expeditiously. We understand from our Argentine counsel that experience in reorganization (concurso) proceedings suggests this objection period may be extended substantially, even to a period of several months. Accordingly, you may experience significant delays in receiving the notes or cash consideration or cash interest payments as applicable to be delivered pursuant to the APE or we may be unable to consummate the APE at all.

In addition, although the Argentine Bankruptcy Law does not expressly provide so with respect to an APE, case law developed in the context of reorganization (concurso) proceedings suggests that the reviewing court may refuse to approve an APE if the APE fails to meet certain minimum fairness standards. Subject to applicable law, our APE will provide that creditors participating in the APE, which we refer to as “participating holders,” representing the Requisite Termination Majorities, may elect to terminate the APE under the following circumstances, among others:

•	failure by us to file the APE on or before December 15, 2004; and

•	a failure of the reviewing court to approve the APE within six months of the APE filing date, if no objections to the APE are filed with the reviewing court, or within 18 months of the APE filing date, if any objection to the APE is filed with the reviewing court.

Once the APE is granted court approval, the APE will be binding on all holders of our outstanding unsecured indebtedness affected by the restructuring proposal contained in the APE, whether or not those creditors have participated in the negotiation or execution of the APE and whether or not those creditors voted against the APE. The APE will not be binding on our commercial creditors.

The APE agreement will provide that commercial creditors will be paid in a timely manner in accordance with the terms of our commercial debt. As a result, we will presume the consent of our commercial creditors to the APE agreement.

The APE Solicitation

Purpose of the APE Solicitation and the APE

The purpose of this APE solicitation is to obtain from holders of our outstanding debt either powers of attorney authorizing the settlement agent or the commitment of holders of outstanding loans (a) to execute the APE and (b) to attend and vote affirmatively at any meeting of holders of our outstanding notes that might be required to confirm and give effect to the APE. We are proposing the APE in order to reduce the total amount of our outstanding debt to levels we estimate our operations can sustain. For purposes of the APE, all holders of our outstanding debt will constitute a single category (class).

Adjustment Based on Accrued Interest

For purposes of calculating the outstanding debt to be restructured pursuant to the APE, we will increase the principal face amount of outstanding debt to be restructured by making an adjustment corresponding to a portion of the accrued but unpaid interest on all of our outstanding debt (except for our commercial obligations, as described herein) for the period from June 25, 2002 through December 31, 2003 (regardless of whether the holders of such debt have participated in the APE). The amount of the adjustment has been determined by multiplying the outstanding principal of each outstanding note or outstanding loan denominated in U.S. dollars, euro, pesos or Japanese yen (excluding accrued but unpaid interest, penalties and post-default interest rate increases) as of December 31, 2003 by a factor equal to 1.058 (1.058-1). The adjustment amount represents an amount equal to U.S. six-month LIBOR plus 3% on the aggregate principal face amount of our outstanding debt, less the aggregate amount of partial payment of past due interest we paid to holders of our outstanding debt in June 2003 for the period beginning on June 25, 2002 and ending on December 31, 2002. On the issuance date, we will make an adjustment with respect to our outstanding loans denominated in pesos based on a stabilization coefficient calculated by the Argentine Central Bank.

The principal face amount adjustment does not represent the contractual amount of accrued but unpaid interest on the aggregate principal face amount of our outstanding debt for the June 25, 2002 to December 31, 2003 period. Accordingly, the principal face amount adjustment may represent less than or more than the contractual or statutory rate of interest (and penalties and post-default interest rate increases, if applicable) on any specific series of outstanding notes or any specific outstanding loan. See “The APE Solicitation—Terms of the APE Solicitation—Overview—Principal Face Amount Adjustment.”

In connection with debt restructured under Option A, an amount of accrued but unpaid interest equal to the principal face adjustment will be capitalized, or added to the amount of debt to be restructured. Because the principal face amount adjustment will not be deemed to be capitalized for holders of outstanding debt who receive consideration under Option B or Option C and such principal face amount adjustment will be considered relinquished by operation of law on the issuance date, these holders will not receive 100% of their principal face amount plus principal face amount adjustment.

The aggregate amount of principal face adjustment with respect to our outstanding debt resulting from these calculations equals approximately the equivalent of US$148 million.

Option A/B Cash Interest Payment on Outstanding Debt to Holders Who Elect Option A and Option B

If the APE is completed in the form we have proposed, holders who elect Option A and Option B will receive, in addition to their notes, an Option A/B cash interest payment on an amount equal to the new principal face amount of their notes to be issued under Option A and Option B for the period from January 1, 2004 to the issuance date, accrued at a rate equal to 5.53% for series A notes denominated in dollars (or 4.83% for euro-, 1.93% for yen- or 3.23% for peso-denominated series A notes) and 9% for series B notes. This Option A/B cash interest payment may be more or less than the amount of interest that would have accrued on the outstanding debt during this period under the terms of the outstanding debt. We expect that this Option A/B cash interest payment, in the aggregate, will be equal to the equivalent of up to approximately US$114 million, assuming an issuance date of October 15, 2004. We will make the Option A/B cash interest payment in the same currency as the notes issued to the holder.

Except for the capitalization of principal face adjustment relating to debt restructured under Option A and the Option A/B cash interest payment described in this section, holders of outstanding debt will not be entitled to receive any accrued interest (including penalties and post-default interest rate increases) on their outstanding debt in respect of any period ending on or before the issuance date.

Option C Cash Interest Payment

If the APE is completed in the form we have proposed, holders who receive Option C cash consideration will receive, in addition to the cash consideration, a cash interest payment covering the period from January 1, 2004 to the issuance date. This Option C cash interest payment will be calculated based on the amount of interest that has accrued on the US$663 million of available cash in Option C from January 1, 2004 until the issuance date, and will be paid at an annual rate equal to the federal funds target rate. Holders who receive cash consideration under Option C will receive this payment in equivalent U.S. dollars.

Remaining Unpaid Existing Indebtedness	By granting a power of attorney contained in the letter of transmittal or, if you are a holder of outstanding loans or commissions by committing to sign the APE directly in the letter of transmittal, you are agreeing that receipt of the consideration to be made available pursuant to the APE satisfies all of your claims in respect of your outstanding debt, including all claims for principal, interest, post-default interest rate increases, penalties and other amounts, to the extent set forth in the APE agreement.

Selecting Among the Available Options of Consideration to be Delivered Upon Consummation of the APE

As part of duly executing a letter of transmittal, you will be required to choose among the three consideration options for your outstanding debt. You may elect to submit your outstanding debt and principal face amount adjustment under one or more options by delivering separate letters of transmittal for each portion of your debt as to which you wish to select a different option. If Option B and Option C are oversubscribed, you may be prorated into Option A as described herein.

Consideration per 1,058 principal face amount and principal face amount adjustment of outstanding debt:

For dollar- and euro-denominated outstanding debt and peso-(1) and yen-denominated outstanding loans
Option A(2)			Option B(2)			Option C(2)			Option B with 37.5% of Option C(3)
Series A notes	1,058		Series B Notes(4)	1,000					Series B Notes	625

						Cash(6)	740-850		Cash	319

Total consideration per 1,058 principal amount	1,058	(5)	Total consideration per 1,058 principal amount	1,000	(5)	Total consideration per 1,058 principal amount	740-850	(5)	Total consideration per 1,058 principal amount	944	(5)

(1)	The consideration per P$1,000 principal face amount of peso-denominated outstanding loans will be adjusted based on the CER through the issuance date.
(2)	Holders who receive Option A or Option B will also receive the Option A/B cash interest payment, and Holders who receive Option C will also receive the Option C cash interest payment, each as described in this solicitation statement.
(3)	Assumes holders who elect to receive Option B have 37.5% of their outstanding debt and principal face amount adjustment allocated to Option C.
(4)	Holders who elect Option B will receive US$1,000 principal amount of series B notes for each 1,058 principal face amount and principal face amount adjustment of outstanding debt in dollars, or the U.S. dollar equivalent of 1,058 principal face amount and principal face amount adjustment of outstanding debt denominated in euro, yen or pesos. Series B notes will only be denominated in U.S. dollars.
(5)	Includes principal face amount adjustment, calculated as described above under “—Principal Face Amount Adjustment.” In connection with debt restructured under Option A, an amount of accrued but unpaid interest equal to the principal face adjustment will be capitalized, or added to the amount of debt to be restructured. Because holders of outstanding debt who elect to receive consideration under Option B or Option C will not receive 100% of their principal face amount adjustment, the principal face amount adjustment will not be deemed to be capitalized for the holders, and will be considered relinquished by operation of law on the issuance date.

(6)	Holders who elect Option C will receive US$740-US$850 in dollars for each 1,058 principal face amount and principal face amount adjustment or the U.S. dollar equivalent of 1,058 principal face amount and principal face amount adjustment of outstanding debt denominated in euro, yen or pesos. Option C cash consideration will be paid in equivalent U.S. dollars only.

Modified Dutch Auction

If you elect Option C, you will be required to select a price, within the range of 740 to 850 per 1,058 principal face amount plus principal face amount adjustment at which you would be willing to retire your outstanding debt under this option. Based upon the selections of all holders who choose Option C, we will determine the lowest single purchase price that will allow us to purchase the equivalent of up to US$825 million principal amount of outstanding debt and principal face amount adjustment (calculated based on the exchange rates as indicated under “Introduction—Calculation of U.S. Dollar Equivalents.”) for up to US$663 million. All outstanding debt retired under Option C will be purchased at the same purchase price regardless of whether a participating holder selected a lower price. Holders who elect (or are prorated into Option C) will receive their cash consideration in equivalent U.S. dollars. If Option C is oversubscribed, we will first accept for purchase and payment all outstanding debt from holders who elected Option C at a price below the purchase price determined based on the holders’ price selections. We will then accept for purchase and payment all outstanding debt from holders who elected Option C at the purchase price on a pro rata basis, proportional to the amount of debt held by holders who requested to retire debt under Option C at the purchase price. See “The APE Solicitation—Terms of the APE Solicitation—Option C—Modified Dutch Auction.”

Allocation of Outstanding Debt Under Option B to Option C if Option C is Undersubscribed

If Option C is undersubscribed, holders who elect to receive Option B will have up to 37.5% of their outstanding debt allocated to Option C. This allocation will take place prior to any proration that may be required. These holders whose debt is allocated to Option C because it is undersubscribed will be deemed to have selected 850 per 1,058 principal face amount plus principal face amount adjustment, the highest price within the Modified Dutch Auction range, as their bid with respect to their outstanding debt that has been allocated into Option C.

Purchase of Notes if Option C Remains Undersubscribed After 37.5% Allocation

If Option C remains undersubscribed after the allocation of outstanding debt under Option B to Option C, then within 45 days of the issuance date, we will apply the cash difference between the US$663 million of cash available under Option C less the U.S. dollar amount that is finally allocated into Option C to purchase notes through Market Purchase or Optional Redemption transactions or a Note Payment (as these terms are defined in “Description of the Notes —Certain Definitions”).

Proration

Participation in Option B and Option C will be limited, based on the principal face amount and principal face amount adjustment of our outstanding debt that can be retired under these two options. The specified limits on Option B and Option C are as follows: up to US$1,376 million principal face amount of our outstanding debt and principal face amount adjustment that may be retired under Option B; and up to US$825 million principal face amount of our outstanding debt and principal face amount adjustment that may be retired under Option C.

•	Consequently, if holders of outstanding debt elect to retire outstanding debt under either of these two options in excess of the limit for that option, proration will be required.

•	In addition, if Option C is undersubscribed, holders who elect to receive Option B will have up to 37.5% of their outstanding debt allocated to Option C. This allocation will take place prior to any proration that may be required.

We will prorate as follows:

•	If you selected Option B and Option B is oversubscribed, we will first allocate the remaining portion of your outstanding debt into Option C until we reach the limit for Option C. Once we have reached the limit for Option C, we will allocate the remaining portion of your outstanding debt into Option A.

•	If you selected Option C and Option C is oversubscribed, we will allocate the oversubscribed portion of your outstanding debt into Option A.

There is no limit on the size of the participation in Option A. Please see “The APE Solicitation—Terms of the APE Solicitation—Proration.”

Exchange of Outstanding Debt to be Restructured

On the issuance date, immediately prior to the cancellation of the outstanding debt, we will instruct the settlement agent to, at the request of holders of outstanding debt who have elected Option B, exchange all or a portion of the outstanding loans or outstanding notes to be restructured. Upon the request of a participating holder of outstanding loans or outstanding notes who has elected Option B, we will instruct the settlement agent to exchange all or a portion of the holder’s outstanding loans or outstanding notes to be restructured under Option B (or, in the event of allocation into Option A, under Option A) for an equal amount of outstanding notes or outstanding loans held by other holders that would otherwise be retired under Option C. In this exchange, holders of outstanding loans requesting an exchange would receive outstanding notes to be refinanced pursuant to the APE and holders of our outstanding notes requesting exchange would receive outstanding loans to be refinanced pursuant to the APE. This exchange will be subject to availability based on the amount of outstanding notes and outstanding loans to be retired under Option C, to proration among holders requesting such an exchange, and to timely delivery of any documentation required by Telecom relating to the exchange, including an assignment of the outstanding loan in order to effect the exchange in a form to be provided by the settlement agent.

Under this exchange of outstanding loans for outstanding notes to be retired under Option C, and this exchange of outstanding notes for outstanding loans, holders will receive the same amount of consideration (in the same currency) pursuant to the APE solicitation that they would have otherwise received in the absence of this exchange. This exchange may impact the form of consideration that consenting holders to the exchange receive pursuant to the APE, because holders of outstanding loans who select Option B and agree to the exchange may receive listed notes instead of the unlisted notes that they otherwise would have received, and holders of outstanding notes who select Option B and agree to the exchange will, to the extent the exchange is effected, receive unlisted notes instead of the listed notes that they otherwise would have received.

Expiration Date

3:00 p.m., New York City time, 4:00 p.m., Buenos Aires time, on July 21, 2004, subject to our ability to extend that time and date in our sole discretion but in any event not later than December 31, 2004, in which case the expiration date will mean the latest time and date to which the expiration date is extended. We will announce any extension of the expiration date no later than 9:00 a.m., New York City time, 10:00 a.m., Buenos Aires time, on the business day after the previously scheduled expiration date and will publish a notice of such extension as set forth in “The APE Solicitation—Announcements of Extension, Amendment or Termination.” See “The APE Solicitation—Expiration Date; Extensions; Amendments; Termination.”

Issuance Date

We expect to deliver the notes to be issued and cash interest payments to be paid pursuant to the APE to holders who elect Option A and Option B for a portion of the interest accrued on the outstanding debt from January 1, 2004 to the issuance date, and the cash consideration and the Option C cash interest payment to be paid to holders who elect Option C on the issuance date, which shall be as soon as practicable after receiving court approval of the APE and the other conditions to the APE are satisfied or waived but no later than 90 days from either reviewing court approval or any other deadline imposed by the reviewing court if the reviewing court decides that non-participating creditors can elect any options within a specific deadline. Interest on the notes will begin to accrue on the issuance date and will be payable on the next scheduled interest payment date. In the event that the issuance date does not occur prior to October 15, 2004, any amortization payments scheduled to become due prior to the issuance date will be paid on the issuance date. See “The APE Solicitation—Issuance Date.”

Revocation of Powers of Attorney

Holders of outstanding debt that elect to participate in this APE solicitation by granting a power of attorney with respect to their outstanding debt by duly executing a letter of transmittal will not have the right to revoke their powers of attorney except as described in “The APE Solicitation—Revocation.”

Revocation of Commitments to Execute the APE

Holders of outstanding loans that elect to participate in this APE solicitation by committing to sign the APE directly with respect to their outstanding loans in the letter of transmittal will not have the right to revoke their commitment except as described in “The APE Solicitation—Revocation.”

No Planned Meetings for Holders of Outstanding Notes

We do not plan to hold meetings for holders of our outstanding notes to vote in favor of or against the APE unless a meeting is required by the reviewing court to allow holders of outstanding notes to vote. Holders of outstanding notes who wish to vote against the APE must attend and vote at the meeting, if a meeting is held. If no meeting is held, holders of outstanding notes will not have any means by which they may vote against the APE. Holders of outstanding notes may not vote against the APE if they have submitted their outstanding notes and consented to the APE by granting a power of attorney by duly executing a letter of transmittal to the settlement agent unless the previously submitted outstanding notes, duly executed letter of transmittal and powers of attorney contained therein have been properly withdrawn as a result of an APE amendment that is materially adverse to one or more holders as discussed in “The APE Solicitation—Procedures for Participating in the APE Solicitation—Meetings for Holders of Outstanding Notes.”

Extensions; Amendments; Termination	We expressly reserve the right, in our sole discretion, subject to applicable law, at any time or from time to time, to

•	terminate this APE solicitation prior to the expiration date, subject to the conditions set forth herein,

•	waive any of the conditions to this APE solicitation contained in clauses (c) through (f) as set forth in “The APE Solicitation—Conditions to the APE Solicitation”;

•	extend this APE solicitation, but not later than December 31, 2004, or

•	amend this APE solicitation in respect of the outstanding debt, subject to applicable law.

Any amendment applicable to this APE solicitation will apply to all powers of attorney and commitments granted pursuant to this APE solicitation other than those properly withdrawn as a result of an APE amendment that is materially adverse to one or more holders. If we choose to terminate or extend the APE solicitation, waive any material condition or make any material amendment to the APE solicitation, we will publish a notice of such action as set forth in “The APE Solicitation—Announcements of Extension, Amendment or Termination.” See “The APE Solicitation—Expiration Date; Extensions; Amendments; Termination.”

After the execution of the APE and before the reviewing court approval, the APE may be terminated as described in “Description of the APE—Termination of the APE Agreement.”

Conditions to the APE Solicitation

This APE solicitation is subject to the terms and conditions set forth under “The APE Solicitation—Conditions to the APE Solicitation.” This APE solicitation and the execution of the APE is subject to the condition that holders of our outstanding debt elect to retire at least the equivalent of US$300 million of outstanding debt and principal face amount adjustment under Option A, which we refer to as the “minimum required participation”. This APE solicitation is also subject to consent to the APE by or on behalf of the requisite majorities, which we refer to as the “level of creditor consent”. The requisite majorities are holders representing a majority in number of the holders of our outstanding debt accounting for at least two-thirds, or any lower percentage that may be required by Argentine law, of the outstanding principal and accrued interest (determined in accordance with the contractual or applicable statutory terms of our outstanding notes and outstanding loans) on our outstanding debt. As of March 31, 2004, we had the equivalent of approximately US$2,816 million of unconsolidated outstanding debt (including accrued but unpaid interest, penalties and post-default interest rate increases).

How to Participate if You Are a Beneficial Owner of Outstanding Notes Through a Securities Intermediary

If you are a beneficial owner whose outstanding notes are held by a broker, dealer, commercial bank, trust company or other securities intermediary and you wish to participate in this APE solicitation, you should promptly execute a letter of instruction, which we refer to as an “instruction letter,” and deliver it to that securities intermediary and/or follow that securities intermediary’s internal procedures in order to instruct that securities intermediary to submit outstanding notes and grant a power of attorney to execute the APE on your behalf. Instruction letters should be delivered to your securities intermediary well in advance of the expiration date because your securities intermediary will be required to deliver a signed letter of transmittal to the settlement agent and have that letter of transmittal notarized and if executed outside of Argentina, either apostilled, in accordance with The Hague Convention, or consularized by an Argentine Consulate, prior to the expiration date in order to validly grant a power of attorney with respect to your outstanding notes. We will not be responsible if you or your securities intermediary fails to meet any delivery deadlines. See “The APE Solicitation—Procedures for Participating in the APE Solicitation—How to Participate if You Hold Outstanding Notes.”

How to Participate if You Hold Outstanding Notes Through Euroclear or Clearstream, Luxembourg or if You Are a DTC Participant

If your outstanding notes are held through Euroclear Bank S.A./N.V., as operator of the Euroclear System, or “Euroclear,” or Clearstream Banking, société anonyme, or “Clearstream, Luxembourg,” you must comply with the procedures established by Euroclear or Clearstream, Luxembourg, as applicable, to participate in this APE solicitation. Euroclear and Clearstream, Luxembourg intend to collect from their direct participants (a) instructions to

•	submit outstanding notes held by them on behalf of their direct participants in this APE solicitation and

•	“block” any transfer of outstanding notes so submitted until the completion of the APE process and

(b) irrevocable authorizations to disclose the names of the direct participants and information about the foregoing instructions. Upon the receipt of these instructions, Euroclear and Clearstream, Luxembourg will advise the settlement agent of the principal amount of outstanding notes for which powers of attorney are being granted and other required information. Euroclear and Clearstream, Luxembourg may impose additional deadlines in order to properly process these instructions. As a part of submitting through Euroclear or Clearstream, Luxembourg, you are required to become aware of any these deadlines.

If you hold outstanding notes as a participant in the Depositary Trust Company, or “DTC” system, the settlement agent and DTC have confirmed that this APE solicitation is eligible for DTC’s Automated Tender Offer Program, or “ATOP.” Accordingly, DTC participants must electronically transmit their acceptance of this APE solicitation in accordance with DTC’s ATOP procedures. DTC will then send a computer-generated message, or an “Agent’s Message,” to the settlement agent. Notes submitted in accordance with DTC’s ATOP procedures will be “blocked” for transfer until the completion of the APE process. See “The APE Solicitation—Procedures for Participating in the APE Solicitation.”

In addition, if you hold outstanding notes through Euroclear or Clearstream, Luxembourg or as a DTC Participant, you must sign a letter of transmittal, have that letter of transmittal notarized and if executed outside of Argentina, either apostilled, in accordance with The Hague Convention, or consularized by an Argentine Consulate, and deliver the letter of transmittal to the settlement agent prior to the expiration date. If you fail to deliver the letter of transmittal, you will not be eligible to participate in this APE solicitation.

Holders of outstanding notes in Luxembourg may contact the Luxembourg agent for assistance in completing these procedures.

Submission of Outstanding Notes

Providing instructions to submit outstanding notes and granting a power of attorney will affect a beneficial owner’s right to sell or transfer its outstanding notes. Outstanding notes of participating holders will be blocked in the account held at Euroclear, Clearstream, Luxembourg or DTC. As a result, holders of outstanding notes will not be able to transfer their outstanding notes once submitted unless the APE is terminated, in which case your right to trade your outstanding notes will be restored promptly after the termination date. On the termination date, Telecom will instruct the settlement agent to authorize DTC, Euroclear and Clearstream, Luxembourg to unblock the outstanding notes for trading.

How to Participate if You Are a Registered Holder of Outstanding Loans

If you are a registered holder of outstanding loans, you must deliver a duly executed letter of transmittal, notarized and if executed outside of Argentina, either apostilled, in accordance with The Hague Convention, or consularized by an Argentine consulate, relating to your outstanding loans to the settlement agent.

If you are a registered holder of outstanding loans and agree to participate in this APE solicitation, we will require that you indicate in your duly executed letter of transmittal that you are granting the settlement agent a power of attorney to execute the APE on your behalf or you are committing to sign the APE directly.

Settlement and Delivery of Listed Notes

The listed notes will be accepted for clearance by Euroclear, Clearstream, Luxembourg and DTC. Beneficial interests in the listed notes will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by Euroclear, Clearstream, Luxembourg and (in the case of the notes issued in the APE to holders of Telecom’s currently outstanding Series C notes only) DTC. See “Description of the Notes—Form of Notes; Book-Entry System.”

Investors who are not eligible to hold securities through DTC may be required to obtain definitive notes. If you require a definitive note you must contact the settlement agent immediately. See “Description of the Notes—Form of Notes; Book-Entry System—Issuance of Definitive Notes.”

Delivery of Unlisted Notes

The unlisted notes we issue to holders of outstanding loans following court approval of the APE will be delivered to the address that you specify in the letter of transmittal. The unlisted notes will be delivered in certificated form. See “The APE Solicitation—Procedures for Participating in the APE—Delivery of Unlisted Notes, Cash Consideration and Cash Interest Payments for Outstanding Loans.”

Consequences to Non-Participating Holders of Outstanding Debt if Court Approval is Granted

If court approval of the APE is granted, non-participating holders, or holders of our outstanding debt that have not granted a power of attorney in favor of the Settlement Agent or have not signed the APE directly, with respect to any portion of their outstanding debt, will have such portion of their outstanding debt allocated into Option A, or, if the reviewing court decides to allocate consideration in a different manner, will receive the consideration determined by the reviewing court at the time the reviewing court approves the APE, subject only to the overall limit of Option B and Option C.

Non-participating holders will be “crammed down” in accordance with the terms of the court approval. As part of the “cramdown,” the reviewing court may require that non-participating holders receive notes and/or cash consideration in a manner different than as contemplated in our APE. See “Risk Factors—Risks Associated with the APE Solicitation” and “Description of the APE—Treatment of Holders of Outstanding Debt Who Do Not Participate in the APE Solicitation—Cramdown of Non-Participating Holders Upon Court Approval.”

By providing your consent to the APE you are agreeing to receive your consideration in accordance with any allocation and proration of the oversubscribed options or to otherwise receive your consideration that results from the reviewing court’s decision to allocate the consideration offered to non-participating holders in a different manner, as we have contemplated in the APE.

Taxation

A United States holder who receives only cash for outstanding notes of a particular series pursuant to the APE generally will recognize gain or loss, if any, for U.S. federal income tax purposes. The tax treatment of a United States holder who receives both cash and listed notes for outstanding notes of a particular series will depend on whether the submission of outstanding notes and receipt of cash and listed notes pursuant to the APE is treated as a tax-free recapitalization.

The listed notes should be subject to the U.S. Treasury regulations for debt instruments issued with original issue discount. Their treatment under these rules is not clear, however, in particular because of potential alternative payment schedules.

For a discussion of the U.S. federal income tax consequences for United States holders of

•	the submission of outstanding notes and receipt of (a) cash or (b) cash and listed notes pursuant to the APE, including pursuant to a cramdown, and

•	the ownership and disposition of listed notes received pursuant to the APE.

Holders of outstanding loans and holders of notes who elect to receive unlisted notes pursuant to the APE are urged to consult their tax advisers with regard to the application of U.S. federal income tax laws to their particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

For a discussion of Argentine tax considerations for Argentine holders of outstanding debt that exchange their outstanding debt for the notes and cash consideration and receive cash interest payments, see “Certain Argentine Tax Considerations.”

For a discussion of Luxembourg tax considerations, see “Certain Luxembourg Tax Considerations.”

Information Agent

GSC Proxitalia SpA is the global information agent for this APE solicitation in Europe. The address and telephone number of the information agent are set forth on the back cover page of this solicitation statement.

Luxembourg Agent	BNP Paribas Securities Services, Luxembourg Branch will act as Luxembourg agent with respect to the APE solicitation.

Solicitation Agents

Morgan Stanley & Co. Incorporated and its affiliates are acting as solicitation agents for this APE solicitation. MBA Banco de Inversiones S.A. will act as solicitation agent in Argentina only. The addresses and telephone numbers of the solicitation agents are set forth on the back cover page of this solicitation statement.

Settlement Agent	The Bank of New York is the settlement agent for this APE solicitation. The address and telephone number of the settlement agent are set forth on the back cover page of this solicitation statement.

Brokerage Commissions	You are not required to pay any brokerage commissions to the information agent, the settlement agent or the solicitation agents.

Processing Fee

A processing fee will be paid by Telecom to certain banks and financial institutions for processing consents of outstanding notes accepted where the aggregate principal amount of outstanding notes delivered by the holder of the outstanding note in accordance with the APE is less than or equal to the equivalent of US$100,000 in the relevant currency (calculated based on the exchange rates as indicated under “Introduction—Calculation of U.S. Dollar Equivalents”). The processing fee in respect of outstanding notes properly delivered and accepted by us will be paid to the bank or financial institution (each of whom we refer to as a “processor”), if any, designated by the beneficial owner of those outstanding notes and will be equal to

0.50% of the aggregate principal amount of the outstanding notes in respect of which that designation is made. Notwithstanding the above, no processing fee will exceed the equivalent of US$500,000 (in the relevant currency) for any bank or financial institution and its affiliates, for processing the submissions of outstanding notes. No processing fee will be available to banks or financial institutions for processing or assisting in submissions of outstanding loans.

Beneficial owners will be able to designate processors in the accompanying instruction letter. In order for any processor to receive the processing fee, the processing fee form contained in the letter of transmittal must be completed and sent to the settlement agent at the address set forth on the back cover of the letter of transmittal prior to the expiration date. Processors must follow the directions in the Letter of Transmittal in order to be eligible for the processing fee.

Further Information

Any questions or requests for assistance concerning this APE solicitation, including with respect to notarization and the apostille or consularization for the letter of transmittal, may be directed to the solicitation agents, the information agent or the Luxembourg agent at their respective addresses and telephone numbers set forth on the back cover page of this solicitation statement. Additional copies of this solicitation statement and the letter of transmittal may be obtained by contacting either the information agent or the Luxembourg agent at their respective addresses and telephone numbers set forth on the back cover page of this solicitation statement.

Risk Factors and Important Background Information

You should review carefully the information included under “Operating and Financial Review and Prospects,” “Risk Factors” and “Background and Reasons for the APE Solicitation.” You should understand that an investment in the notes involves a high degree of risk, including the significant possibility of loss of your entire investment.

The Notes

The Notes

In connection with the APE, Telecom will issue new notes to holders of its outstanding debt. Holders of outstanding notes will receive notes which will initially be represented by global certificates in fully registered form. We will apply to have such notes listed on the Buenos Aires Stock Exchange or the Mercado Abierto Electrónico S.A. and, with respect to notes denominated in euro, on the Luxembourg Stock Exchange (“listed notes”). Holders of outstanding loans will receive a separate series of notes in registered certificated form having the same terms as the relevant listed notes, but which will not be listed on any securities exchange (“unlisted notes”).

We reserve the right, while not obligated, to allow holders of our outstanding notes to elect to receive unlisted notes and to allow holders of our outstanding loans to elect to receive listed notes if, in our sole judgment (taking into consideration the tax status of the holder), it will not trigger unfavorable tax treatment for us. We will publish a notice of any such decision as set forth in “The APE Solicitation—Announcements of Extension, Amendment or Termination.”

We refer to the step-up notes due 2014 issued by Telecom (whether listed notes or unlisted notes) as the “Series A Notes.” We refer to the step-up notes due 2011 issued by Telecom (whether listed notes or unlisted notes) as “Series B Notes.” We will issue up to two series of listed notes (Step-Up listed notes A and Step-Up listed notes B) and up to two series of unlisted notes (Step-Up unlisted notes A and Step-Up unlisted notes B), and each is referred to as a “series” of notes.

Series A notes may be issued in one or more tranches. Series A listed notes may be denominated in dollars or euro, and Series A unlisted notes may be denominated in dollars, euro, pesos or yen. Holders of outstanding debt receiving Series A notes will receive notes denominated in the same currency as the outstanding debt held by them or, at the election of the holder, in U.S. dollars. Series B notes will be issued in dollars. Payments of principal of, and interest on, the notes (including Additional Amounts) will be made in the currency in which such notes are denominated or, if such currency is no longer in circulation, in such funds as may then be customary for the settlement of international transactions in that currency.

Capitalized terms that are used but not defined in this section have the meanings given to them in the “Description of the Notes.”

Issuer	Telecom Argentina S.A.

Final Maturity and Average Life:

Series A Notes	October 15, 2014 (average life of 6 years)
Series B Notes	October 15, 2011 (average life of 4 years)

Interest

Interest will be payable semiannually in arrears on each Interest Payment Date to holders of record of outstanding notes on the Record Date immediately preceding such Interest Payment Date. Interest on overdue principal and interest will accrue, to the extent lawful, at the rate of 2% per annum plus the rate otherwise applicable for such day. Rates of interest for each series of notes are set forth below. See “Description of the Notes—Basic Terms of the Notes” for additional information with respect to interest.

The interest rates payable on the notes denominated in euro (“Euro Notes”) and the notes denominated in Japanese yen (“Yen Notes”) represent market equivalent rates payable on the notes denominated in dollars (“Dollar Notes”) with the same maturity and amortization schedule based on published mid-market swap rates. The interest rates payable on notes denominated in pesos (“Peso Notes”) beginning on October 15, 2004 represent the difference between the rates payable on the same series of Dollar Notes beginning on October 15, 2004 and dollar swap rates having an average life equal to the relevant note. These amounts were calculated as of May 3, 2004. Payments on the Peso Notes will be adjusted based on the CER.

Series A Notes	The Series A Notes will provide that interest on the outstanding principal amount will accrue at a per annum fixed rate equal to the following Applicable Fixed Rate:

	Denomination
Date	Dollar Notes	Euro Notes	Peso Notes	Yen Notes
Issuance Date through October 15, 2008	5.53%	4.83%	3.23%	1.93%
October 16, 2008 through October 15, 2014	8.00%	6.89%	3.42%	3.69%

Series B Notes	The Series B Notes will provide that interest on the outstanding principal amount will accrue at a per annum fixed rate equal to the following Applicable Fixed Rate:

Date	Dollar Notes
Issuance Date through October 15, 2005	9.00%
October 16, 2005 through October 15, 2008	10.00%
October 16, 2008 through maturity	11.00%

Scheduled Redemption

Principal on each series of notes will be due and payable in semi-annual installments according to the respective amortization schedule (adjusted to take into account any prepayments or repurchases), together with accrued and unpaid interest, if any, to the redemption date.

•	Principal will begin to amortize on the Series A Notes commencing on October 15, 2004.

•	Principal will begin to amortize on the Series B Notes commencing on October 15, 2004.

In the event that the issuance date does not occur prior to October 15, 2004, any amortization payments scheduled to become due prior to the issuance date will be paid on the issuance date. For details of the amortization schedules of each series of notes, see “Description of the Notes—Basic Terms of the Notes.”

Ranking

The notes will constitute direct, unconditional and unsubordinated obligations of Telecom ranking at all times at least pari passu in priority of payment, in right of security and in all other respects among themselves and with all other unsecured indebtedness of Telecom now or hereafter outstanding, except to the extent that any other indebtedness may be preferred by mandatory provisions of applicable law. The notes will constitute obligaciones negociables under Argentine law.

Cash Sweep

Subject to the authorization of the Central Bank, to the extent required by applicable law, if on the last day of any six month period beginning on July 1 or January 1 (the “calculation date”), which period ends after the issuance date (the “excess cash period”), there is any excess cash, then, no later than the next April 15 or October 15, respectively (each, a “mandatory prepayment date”) Telecom will apply such excess cash as follows:

•	if Telecom’s cash balance as of the calculation date is less than US$50 million (or its equivalent in other currencies), Telecom will apply up to 30% of the excess cash for such six month period to increase the cash balance as of such calculation date up to (but not exceeding) US$50 million (or its equivalent in other currencies);

•	at Telecom’s election, up to 29% of the remaining excess cash (“reserved excess cash”) shall be deposited in the reserve account on such mandatory prepayment date; and

•	any remaining excess cash, plus amounts being released from the reserve account, shall be applied to purchase or prepay the notes not later than the mandatory prepayment date;

provided, however, that if at any time during such excess cash period, Telecom makes any distribution payment, the aggregate amount of the excess cash for such excess cash period applied to prepay the notes (excluding any amounts in respect of accrued interest or Additional Amounts) shall be at least two and a half times such distribution payment.

Telecom will calculate the amount of excess cash in pesos in accordance with Argentine GAAP. Excess cash is defined under “Description of the Notes—Certain Definitions.” The calculations of cash balance and excess cash exclude Telecom Personal and its subsidiaries.

Redemption or Prepayment upon Completion of the APE	The notes are subject to redemption or prepayment in part within 45 days after the issuance date as set forth in “Description of the Notes—Repurchase.”

Reserve Account

The indenture will provide that Telecom will establish one or more segregated bank and securities accounts for the purpose of satisfying its obligations under the notes (collectively, the “reserve account”), and to hold certain funds pending their application by Telecom to certain permitted uses.

The deposit of the reserved excess cash generated in any excess cash period may be used by Telecom during the six-month period following the deposit of such funds for purposes of making certain distributions or for making mandatory investments, and 50% of such funds may be withdrawn by Telecom for purposes of making capital expenditures (including capital expenditures in excess of permitted capital expenditures).

Upon the expiration of the time period for use of such funds by Telecom, such funds shall be applied as set forth under “Description of the Notes—Mandatory Prepayment with Excess Cash.” See “Description of the Notes—Reserve Account.”

Additional Amounts

All payments by Telecom in respect of the notes will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatsoever nature imposed or levied by or on behalf of Argentina or any political subdivision or authority thereof or therein having power to tax, unless Telecom is compelled by law to deduct or withhold such taxes, duties, assessments or other governmental charges. In such event, Telecom will pay such additional amounts, or “Additional Amounts,” subject to certain conditions as may be necessary to ensure that the net amounts paid by Telecom after such withholding or deduction shall equal the respective amounts of principal and interest that would have been payable by Telecom in respect of the notes in the absence of such withholding or deduction. If the holders of notes do not timely submit all or part of the information, documents or evidence that may be required by Telecom pursuant to applicable law, statute, treaty or regulation of Argentina or any written administrative instruction of the AFIP, Telecom will not pay any Additional Amounts and will withhold or deduct the maximum amounts as may be required by applicable law. In addition, with respect to the unlisted notes, Telecom will not be required to pay Additional Amounts in excess of the amount of deduction or withholding that would be imposed on a person under Section 93(c)(1) of the Argentine Income Tax Law (currently a maximum of 17.7163% of the relevant payment). See “Description of the Notes—Taxation” and “Description of the Notes—Payments and Paying Agencies—Payments of Unlisted Notes.”

Tax Redemption

Notes of any series (or any tranche thereof) may be redeemed at the option of Telecom, as a whole, but not in part, at any time, at a redemption price equal to the principal amount thereof, together with accrued interest to the date fixed for redemption and Additional Amounts, if any, if Telecom determines and certifies to the Trustee that:

•

as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Argentina or any political subdivision or taxing authority thereof or therein affecting taxation, or any change in the official position regarding the application or interpretation of such laws, regulations or rulings, which change, amendment, application or interpretation becomes effective after the issuance date, Telecom pays or would become obligated to pay Additional Amounts in respect of the listed notes pursuant to the terms to thereof or Additional Amount in excess of the amounts Telecom is obligated to pay pursuant to the terms of the unlisted notes; and

•	such obligation cannot be avoided by Telecom taking reasonable measures available.

See “Description of the Notes—Redemption for Taxation Reasons.”

Optional Redemption or Prepayment

The notes may be redeemed at the option of Telecom, without payment of any premium or penalty, in whole or in part, after the issuance date and prior to the maturity date specified in the terms of the notes at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and any Additional Amounts. See “Description of the Notes—Redemption at Telecom’s Option.”

The notes also may be prepaid in direct order of maturity at the option of Telecom through Note Payments. See “Description of the Notes—Repurchase.”

Restrictive Covenants	The Indenture governing the notes will contain certain covenants relating to, among other things, limitations on the ability of Telecom and, in certain cases, its restricted subsidiaries, to:

•	incur liens;

•	incur indebtedness;

•	sell assets;

•	enter into sale and leaseback transactions;

•	engage in transactions with our shareholders and affiliates;

•	make capital expenditures;

•	make restricted payments (including loans and investments);

•	impose payment restrictions affecting restricted subsidiaries;

•	issue equity interests of Telecom Personal resulting in loss of control of Telecom Personal;

•	apply dividends paid by Telecom Personal;

•	engage in other lines of business; or

•	engage in certain mergers.

Notwithstanding the foregoing, Telecom’s obligations to comply with certain covenants described above (collectively, the “Extinguished Covenants”) will not apply at any time that Telecom’s long-term debt is rated Investment Grade by two nationally recognized statistical rating organizations.

See “Description of the Notes—Certain Covenants of Telecom.”

Events of Default

The indenture governing the notes provides for certain events that constitute an event of default. For the consequences of an event of default, including acceleration of the principal of the notes, see “Description of the Notes—Events of Default.”

Regulatory Approvals and Listing

We will seek to have the public offering of the listed notes in Argentina authorized by the CNV. We will apply to have the listed notes listed on the Buenos Aires Stock Exchange or the Mercado Abierto Electrónico S.A. and, with respect to the listed notes denominated in euro, on the Luxembourg Stock Exchange.

Trustee of the Notes	The Bank of New York.

Form and Denomination of the Notes:

Form of Notes Issued to Holders	Holders of our outstanding notes will receive listed notes and holders of our outstanding loans will receive unlisted notes.

Listed Notes

The listed notes will be issued in registered form, without interest coupons, in denominations of US$1.00 or €1.00. These notes initially will be evidenced by one or more global notes and will be deposited with or on behalf of one or more depositaries to include DTC and Euroclear Bank, as operator of Euroclear and/or Clearstream, Luxembourg, and will be registered in the name of such depositary or its nominee.

Unlisted Notes

The unlisted notes will be issued in registered, certificated (i.e., non-global) form to holders of outstanding loans or commissions, without interest coupons, in denominations equal to the principal amount, together with principal face amount adjustment, of the relevant holders’ outstanding loans or commissions being restructured.

Governing Law

New York; provided, however, that all matters relating to the due authorization, execution, issuance and delivery of the notes, the capacity of Telecom, and matters relating to the legal requirements necessary in order for the securities to qualify as “negotiable obligations” under Argentine law, shall be governed by the Negotiable Obligations Law and other applicable Argentine laws and regulations.

Exchange for New Loans

Exchange of Notes for

New Loans.

Within 60 consecutive days after the issuance date, we will permit holders of our notes to receive new loans in exchange for all, but not a portion, of their notes, provided that such holders provide us with satisfactory documentation (including an opinion of counsel) evidencing that under the laws of jurisdiction of organization of such holder, or under the by-laws, articles of incorporation or any other organizational documents of such holder, holding or beneficially owning notes of Telecom would not be permitted, or would violate such laws or organizational documents.

At the request of one or more participating holders who receive notes, we will allow these holders to elect to receive new loans within 60 consecutive days after the issuance date, provided that, in our reasonable judgment (taking into consideration the tax status of the holder), this will not trigger unfavorable tax consequences for us. We will only accept this request from participating holders that selected this option in their letter of transmittal or election form in connection with their commitment to sign the APE directly. See “Description of the Notes—Exchange of Notes for New Loans.”

Transfer Restrictions

Notes Issued to Non-U.S.

Holders.

The notes being issued to non-U.S. holders will be issued in offshore transactions in reliance upon Regulation S of the Securities Act. Accordingly, the notes issued to non-U.S. holders will be represented by a Regulation S Note and for a period of 40 days following the issuance date transfers thereof may not be made to any U.S. person or for the account or benefit of a U.S. person except in a transaction not subject to the registration requirements of the Securities Act. See “Transfer Restrictions and Jurisdictional Notices.”

Unlisted Notes

Registration of transfer of unlisted notes will be made in the amount equal to the lesser of (i) US$5 million, €5 million, P$5 million or ¥500 million and integral multiples of US$1.00, €1.00, P$1.00 or ¥100, in excess thereof, as applicable or (ii) the same denomination as the notes held by the holder.

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information contained in this solicitation statement. We also may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States and other developed markets.

Risks Associated with the APE Solicitation

If the restructuring is not consummated, there is a significant likelihood that we will pursue the pesification of our foreign-currency denominated debt, and will have to commence reorganization proceedings or face bankruptcy proceedings.

Except for partial payments of accrued but unpaid interest of the equivalent of US$96 million (excluding withholding tax) made by Telecom, US$13 million (excluding withholding tax) made by Telecom Personal and US$0.04 million (excluding withholding tax) made by Publicom S.A. (a 99.99% owned subsidiary), which we refer to as Publicom, in June 2003, we have not made principal or interest payments to our financial creditors since the first half of 2002. See “Operating and Financial Review and Prospects—Ongoing Restructuring Efforts—Repurchase and Cancellation of Outstanding Indebtedness.” As of December 31, 2003, the aggregate principal face amount of our unconsolidated outstanding debt (which excludes accrued but unpaid interest, penalties and post-default interest rate increases) was the equivalent of US$2,553 million. As of December 31, 2003, the aggregate amount of total unconsolidated outstanding debt amounted to approximately the equivalent of US$2,801 million (including accrued but unpaid interest, penalties and post-default interest rate increases).

A substantial portion of our outstanding debt is denominated in foreign currencies and is governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, Telecom has recorded its outstanding debt at their respective original foreign currencies in the expectation that the debt restructuring would be completed successfully. If a restructuring plan pursuant to the APE is not completed, our management will analyze different courses of action in order to preserve the continuity of Telecom’s operations. As discussed in Note 12 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003, such actions may include pursuing legal arguments to support the “pesification” of foreign-currency denominated debt governed by foreign law. In this event, Telecom would seek to treat the foreign-currency denominated debt of Telecom and its subsidiaries as having been “pesified” at a rate of P$1 to US$1 or its equivalent in other foreign currencies.

Our cash flow is currently insufficient to service our existing debt. Unless holders of the requisite majorities of outstanding debt vote in favor of the APE solicitation, there is a significant likelihood that we will have to commence reorganization, or concurso, proceedings under Argentine Bankruptcy Law or one of our creditors may force us into bankruptcy proceedings, or quiebra.

We have been advised by our Argentine counsel that in order to reorganize our outstanding debt under a reorganization (concurso), we would need to obtain the approval of the majority of our unsecured creditors representing two-thirds of our liabilities filed in the concurso proceedings and admitted by the Argentine court. During the period of the concurso, the holders of our outstanding debt should expect the following:

•	We will continue managing our business, subject to control and supervision by a bankruptcy trustee (síndico) and a committee of creditors. In addition, certain transactions will be subject to court approval (which approval would be subject to input from, but would not be bound by, the opinion of the committee of creditors).

•	All of our obligations will become due and payable as provided for by applicable laws.

•

Existing judicial claims from creditors, including trade creditors, will be considered by the court and any proceedings relating to these claims will be stayed. Holders of our outstanding debt therefore may be unable to control the process and their interests may be given less weight by the reviewing court when considered in relation to the interests of all of our creditors, including our commercial creditors. In our APE, by contrast, commercial creditors will not have their claims accelerated and will continue to be paid on customary terms.

•	The claims of holders of our outstanding debt will be restructured on terms that cannot be predicted at this time, but they could be more or less favorable than the terms being offered pursuant to the APE.

•	For purposes of calculating the requisite majorities and the relative positions of the creditors, restructured claims denominated in a currency other than pesos will be converted into pesos at the exchange rate as of the date of the bankruptcy trustee’s filing of its report discussing each proof of claim.

•	Reorganization (concurso) proceedings are likely to take a longer period of time than proceedings involving APE agreements and holders may therefore have to wait for an extended period of time before the concurso proceedings are completed. During this period, Telecom could lose significant value.

•	Accrual of interest on our unsecured debts will be suspended in the reorganization (concurso).

•	Our assets would be protected against claims by our creditors, and the protection would include, but would not be limited to, a prohibition against attempts to attach or liquidate our assets.

•	No payments of principal or interest may be made by us to our creditors.

•	Holders of our indebtedness will lose any rights of set-off against us that they had prior to the reorganization (concurso) unless the debt owed to holders was already due and payable prior to the date of filing of the reorganization (concurso).

•	If the reorganization (concurso) fails, holders of our indebtedness will be left with a claim in a bankruptcy (quiebra) and may force us into quiebra.

We have been advised by our Argentine counsel that if we are forced into bankruptcy proceedings (quiebra) holders of our outstanding debt should expect the following:

•	A court-appointed trustee will manage our business under the supervision of the Argentine court which will be subject to input from, but will not be bound by, the opinion of a committee of our creditors. In this respect, if the court considers that the interruption of the provision of an essential public service may cause severe damage to our customers, the court may authorize us to continue providing this public service.

•	All of our obligations will become due and payable immediately.

•	Existing judicial claims from creditors, including commercial creditors, will be considered by the reviewing court and any proceedings relating to these claims at the time of the bankruptcy (quiebra) will be stayed. Holders of our outstanding debt therefore may not be able to control the process, and their interests shall be treated in accordance with Argentine Bankruptcy Law, taking into account the interests of all creditors as a whole. In our APE, by contrast, commercial creditors will not have their claims accelerated and will continue to be paid on customary terms.

•	Holders of our outstanding debt may not exercise any set-off rights with respect to debt we owed to them prior to the bankruptcy (quiebra) unless the debt we owed to holders was already due and payable prior to the date of filing the bankruptcy (quiebra).

•	The bankruptcy (quiebra) proceedings may continue for a continued period of time and during this period we could lose significant value.

•	Under the Argentine court’s supervision, the trustee will identify all of our assets and liabilities, liquidate our assets (for which a specific procedure may apply under Argentine law according to the terms of our license to provide telecommunications services) and distribute the proceeds from this liquidation among all our creditors in the preferential order set forth under Argentine Bankruptcy Law.

•	Foreign currency-denominated claims will be mandatorily converted into pesos at the exchange rate in effect on the date on which the bankruptcy is declared or upon the maturity of the claims, if maturity occurred before the bankruptcy was declared.

•	Interest on our unsecured debts will cease to accrue.

•	Our assets would be protected against claims by our creditors, and the protection would include, but would not be limited to, a prohibition against attempts to attach or liquidate our assets.

•	Holders of our indebtedness will lose any rights of set off against us that they had prior to the bankruptcy (quiebra) unless the debt owed to holders was already due and payable prior to the date of filing of bankruptcy (quiebra).

•	If we become subject to bankruptcy proceedings, the Argentine government has the power to revoke our and Telecom Personal’s licenses to provide telecommunications services, including fixed-line telephony and cellular services.

•	If our license to provide fixed-line telephony services is revoked, our controlling shareholder may be forced to transfer its shares and capital contributions in trust to the relevant regulatory entity, who will sell these shares and capital contributions in an auction. If this occurs, the proceeds of the sale minus fees, expenses, taxes and/or penalties will be delivered to our controlling shareholder. Once the shares and the capital contributions have been awarded to a new entity in the auction, a new license will be issued. During this period of time the regulatory entity may appoint one or more operators to temporarily provide the services formerly provided by us. Any of these operators will be paid out of the proceeds of the sale of the shares.

In addition, the processes of reorganization (concurso) and bankruptcy (quiebra) proceedings is subject to considerable uncertainty because they will be governed by a statute that was amended in 2002, and substantial aspects of the amended statute have not yet been applied or interpreted by the courts. Consequently, the actual outcome might be less favorable or more favorable for creditors than the consequences described in this document in ways we cannot foresee.

As explained below under “— Risks Associated with Telecom and Its Operations – Telecom is involved in various litigation proceedings which could result in unfavorable decisions and financial penalties for Telecom,” we are currently subject to summary attachment proceedings, or juicios ejecutivos, and additional claims of this nature may be filed against us from time to time by persons alleging to be holders of our outstanding notes.

If you fail to participate in this APE solicitation and the APE is approved by the reviewing court, you will not be able to select the consideration you will receive.

If you do not consent to or “participate” in the APE and the APE is approved by the reviewing court, your outstanding debt will be cancelled in the APE and you will be forced to receive the new consideration offered in the APE. Although participating creditors are entitled to select the type of consideration they would like to receive by selecting Option A, or (subject to proration) Option B, or Option C, non-participating creditors will not have a right to elect among the options and will be forced to accept the new consideration allocated to them. We have structured the APE so that if the APE is completed, non-participating creditors will be deemed to have elected Option A or, if the reviewing court decides to allocate consideration in a different manner, to receive the consideration determined by the reviewing court at the time the reviewing court approves the APE, subject only to the overall limit of Option B and Option C. As a result, non-participating holders may receive consideration that is significantly different than the consideration that they would have chosen had they participated in the APE.

Because the APE is a new statutory mechanism with few court cases involving these proceedings in Argentina, you may receive different treatment than we propose under the terms of the APE.

The new rules and regulations applicable to APE proceedings have not been fully tested to date and it is possible that the Argentine courts may construe the statutory rules applicable to APE proceedings in a manner different than we do. As a consequence, it is not possible to assess the extent to which the APE will be reviewed by the court or to definitively predict how several issues, including the treatment of non-participating holders and/or commercial creditors and the calculation of the requisite majorities, will be resolved. See “—We may be forced to seek the consent to the APE from our commercial creditors which will delay the completion of the APE,” “—The reviewing court to which we submit our APE may not consider the adequacy or fairness of the APE,” and “The Argentine Bankruptcy Law does not specify how the requisite majorities should be calculated for purposes of the court approval of the APE.” By agreeing to participate in the APE you are agreeing to be bound by the decisions of the reviewing court. See “The APE Solicitation” and “Description of the APE—Treatment of Holders of Outstanding Debt Who do not Participate in the APE Solicitation.” An unexpected decision by the reviewing court regarding any of the preceding issues or any other matter that might arise that is not expressly contemplated in our restructuring plan or in the Argentine Bankruptcy Law may result in a delay in our implementation of our restructuring plan or may cause you to receive consideration in the APE that is different than what you selected. We cannot assure you that these and other issues will be resolved in a manner favorable to your interests.

Even if the APE solicitation is successful and the APE is executed and filed with the reviewing court, the reviewing court may decide not to grant court approval based on, among other things, objections filed with the reviewing court by our creditors and our APE may never be consummated.

Even if the APE solicitation is successful, the APE must be granted court approval in order for our restructuring to be given effect. The reviewing court may deny court approval based on, among other things, objections filed by our creditors. Under the Argentine Bankruptcy Law, holders of our outstanding debt will have the opportunity to contest court approval of the APE during the opposition period on the grounds that among other things, we have misrepresented our assets or liabilities in the assets and liabilities statement filed with the reviewing court or failed to obtain the support of the requisite majorities. Although not expressly provided for by Argentine Bankruptcy Law with respect to an APE, case law developed in the context of concurso (reorganization) proceedings suggests that the reviewing court also may refuse to approve an APE if it fails to meet certain minimum fairness standards. Further, in the event that court approval is obtained, for a period of six months from the date of the court approval, any creditor, including those that participated in the APE, may request that the APE be declared null and void on the basis that we have intentionally misrepresented our assets and liabilities in the statement filed with the APE or created illegitimate preferences in favor of certain creditors, if these facts are discovered after the court approval. Creditors deemed to have participated in such willful misrepresentation or illegality will lose their claims against us.

We do not know which, if any, objections will be raised by our creditors as to the fairness of the APE. It is possible that the reviewing court will agree with objections raised by our creditors and decide not to grant or to void court approval of the APE. If the APE is not approved or is voided, our outstanding debt will remain outstanding and there is a substantial likelihood that we would be forced to commence voluntary reorganization proceedings through a concurso or face liquidation in a bankruptcy proceeding, or quiebra.

We may be forced to seek the express consent to the APE from our commercial creditors which will delay the completion of the APE.

Under the Argentine Bankruptcy Law, once an APE is approved by the reviewing court, an APE is binding on all unsecured creditors regardless of whether or not they expressly consent to the APE. Nevertheless, we intend to limit the class of unsecured creditors eligible to participate in our APE to holders of our outstanding debt, which represents substantially all of our unsecured creditors in terms of principal amount and accrued interest of our outstanding debt. Although the Argentine Bankruptcy Law does not expressly contemplate the presumed consent of any class of creditors, we intend to presume that our commercial creditors have consented to the APE because the APE will not affect their legal, equitable or contractual rights. If any of our creditors raise an objection to this treatment and this objection is entertained by the reviewing court, we expect to seek the express consent of our commercial creditors to our APE. If we are required to seek the consent of our commercial creditors to the APE, the court decision on our APE will be delayed.

The reviewing court to which we submit our APE is not required to consider the adequacy or fairness of the APE.

Upon obtaining the support of the requisite majorities of outstanding debt to the APE, we will submit the APE to the reviewing court for its approval pursuant to the Argentine Bankruptcy Law. If no objections are made, we expect the reviewing court to largely focus on ensuring that the approval of the requisite majorities has been obtained with respect to the APE and other administrative matters relating to the APE. The reviewing court should not be required to, and may not, perform a substantive review of the APE or consider the minimum fairness standards. You should carefully review and consider the terms of the APE prior to making any decision with respect to the APE Solicitation because your substantive interests may not be considered by the court.

The Argentine Bankruptcy Law does not specify how the requisite majorities should be calculated for purposes of the court approval of the APE.

The APE must be approved by the requisite majorities of our creditors. This means that holders representing at least a majority in number of our outstanding debt and holders of at least two-thirds, or any lower percentage that may be required by Argentine law, of the outstanding principal and accrued but unpaid interest on our outstanding debt must approve the APE. Argentine Bankruptcy Law does not specify how the reviewing court should calculate the requisite majorities and it is unclear how this calculation will be performed. Our Argentine counsel has advised us that by analogy to the rules governing a concurso (reorganization), it expects that in order to calculate the majority in number of the holders of our outstanding debt, the reviewing court will likely count the holders of each series of outstanding notes as two creditors, one creditor that supports the APE and one creditor that votes against the APE (assuming at least one member of each series votes for the APE and at least one member of each series votes against the APE). It is unclear how non-participating holders (holders of our outstanding notes who do not participate in this solicitation or who vote against the APE) will be treated. Our Argentine counsel has further informed us that in determining the majority in number of our creditors, the reviewing court will likely count each distinct legal entity that holds our outstanding loans as a separate creditor. Therefore, since we have only eight series of notes outstanding and at least 41 entities holding our outstanding loans, if the majority in number of creditors is calculated as described above, the vote of the holders of outstanding loans will determine whether we receive the approval of holders representing at least a majority in number of our outstanding debt.

In addition, there is substantial uncertainty as to whether in calculating whether holders of at least two-thirds or any lower percentage that may be required by Argentine law, of the outstanding principal and accrued but unpaid interest on our outstanding debt have consented to the APE, the reviewing court will consider, in addition to the outstanding principal amount and accrued but unpaid interest of all of our outstanding loans, the outstanding principal and accrued but unpaid interest on all of our outstanding notes, or only the outstanding principal and accrued but unpaid interest of outstanding notes that have voted for or against the APE. In three recent commercial court cases, the reviewing courts held that the principal amount of debt held by holders who abstained from voting or did not attend the relevant meeting would not be counted for purposes of calculating the requisite majorities required to receive court approval of the APE. Two of these decisions are currently being appealed.

The rules that the reviewing court applies to the calculation of the requisite majorities will have a significant impact on whether the APE is consummated. As a result of the uncertainty regarding how the requisite majorities will be calculated by the reviewing court, even if we believe that we have received the consent of the requisite majorities of our creditors at the time we file the APE with the reviewing court, the reviewing court may not approve the APE based on these calculations.

Because the APE is a new statutory mechanism we cannot be certain that the APE will be honored or respected in other jurisdictions.

To our knowledge, only one court in the United States or any other jurisdiction has considered whether a debt restructuring pursuant to an APE agreement would be recognized outside of Argentina. At least one Argentine concurso (reorganization) proceeding has been held to be enforceable in the United States. Accordingly, while we believe an APE may be similarly enforceable, we cannot assure you of this result, particularly since while the APE procedure was established pursuant to the Argentine Bankruptcy Law, a restructuring pursuant to an APE occurs outside of actual bankruptcy, with less involvement by the Argentine courts than in other judicial reorganization proceedings. We may, if we deem it to be necessary, file a petition in the United States pursuant to Section 304 of the United States Bankruptcy Code, requesting that the endorsement of the APE be recognized under United States law and requesting other relief as we may consider appropriate in the circumstances. However, because the APE procedure is a new procedure, we cannot assure you that any relief would be forthcoming pursuant to those proceedings if instituted. If these proceedings are instituted and the APE is not recognized by the U.S. court and the courts of other jurisdictions in which creditors seek to enforce our debt obligations, we may not be able to fully implement the terms of our restructuring and may become subject to significant litigation.

It is possible that our restructuring may not be completed on the schedule currently anticipated and that you may experience significant delays in receiving your consideration.

Even if the APE solicitation is completed, it may not be completed on the schedule described in this solicitation statement. The filing of the APE may be delayed due to our failure to meet the minimum required participation in Option A or the level of creditor consent by the expiration date. Further, although Argentine Bankruptcy Law has provided certain time periods for handling a proceeding involving an APE, we believe that it could take at least several months after filing the APE with the reviewing court for the court to decide whether to grant approval. The approval process depends on a number of factors beyond our control, including, but not limited to, the scope of the review of the APE by the reviewing court, the number of objections, if any, to the APE, any appeals thereto and the time the reviewing court requires to review any objections. The APE approval process may also be impacted by other unforeseen events, such as the creation of new laws or regulations that amend the approval process. As a result, it is possible that even if the APE is ultimately approved, the holders of outstanding debt may suffer significant delays in receiving the notes, cash consideration and cash interest payments, during which time holders of outstanding notes that have participated in the APE will not be able to effect transfers of their outstanding notes.

Our APE will provide that participating holders representing the Requisite Termination Majorities may elect to terminate the APE under the following circumstances, among others:

•	we fail to file the APE within 45 days of receiving the consent of the requisite majorities; and

•	the reviewing court fails to approve the APE within six months of the APE filing date, if no objections to the APE are filed with the reviewing court, or within eighteen months of the APE filing date, if any objection to the APE is filed with the reviewing court.

Therefore, you may experience a delay of up to eighteen months from the APE filing date before you receive your notes and/or your cash consideration and cash interest payments pursuant to the APE. This delay could exceed eighteen months if neither we nor participating holders representing the Requisite Termination Majorities elect to terminate the APE.

We may choose not to complete the APE if certain conditions are not met.

The consummation of the APE solicitation is conditioned on certain events or circumstances that, except as otherwise provided, we can either assert or waive. See “The APE Solicitation—Conditions to the APE Solicitation.” If these conditions are not met, we may choose not to complete the APE. We also have the right to withdraw from and terminate the APE at any time during the interim period as described in this solicitation statement. In the event that we withdraw from the APE:

•	the APE will terminate;

•	any settlement or compromise embodied in the APE, including the fixing or limitation to an amount certain of any claim or class of claims, assumption or rejection of indebtedness effected by the APE, and any document or agreement executed pursuant to the APE will have no further effect; and

•	nothing contained in the APE, and no acts taken in preparation for approval of the APE by the reviewing court, will constitute or be deemed to constitute a waiver or release of any claims by or against, or any interests in, us or any other person, prejudice in any manner our rights or the rights of any other person in any further proceedings involving us or constitute an admission of any sort by us or any other person.

We cannot assure you that we will complete the APE and restructure our debt on the terms described in this solicitation statement or at all.

Our debt service obligations upon consummation of the APE could differ significantly from those presented in this solicitation statement.

In preparing our post-restructuring tables and pro forma financial statements for this APE solicitation, we have made certain assumptions about the amount of notes we will issue based on elections made by participating holders, and about the outcome of, and the amount of debt to be issued by Telecom Personal in the proposed Telecom Personal restructuring. However, the actual elections of our participating holders may be significantly different from our assumptions, or as a condition to approving the APE, the reviewing court may require us to provide consideration to our participating holders and non-participating holders in a manner we have not contemplated. Similarly, Telecom Personal’s restructuring may not be completed, and if completed its actual debt structure may differ from our assumptions. In the event that Telecom Personal’s restructuring is not completed, all of Telecom Personal’s outstanding financial indebtedness will remain outstanding as current liabilities in our consolidated financial statements. As a result, our capitalization and future debt service payments may differ significantly from the post-restructuring scenario presented in this solicitation statement under “Summary—Payment Default and Restructuring—Future of Telecom if the Restructuring is Successful,” and our ability to pay interest on the notes or to refinance the notes at maturity could be subject to greater uncertainty.

Telecom Personal’s restructuring is subject to significant uncertainty and may not be completed concurrently with Telecom’s APE.

Telecom Personal is currently discussing its restructuring proposal with representatives of its creditors, and Telecom is not certain whether Telecom Personal will complete its restructuring plan on the terms described herein. Telecom’s APE is not conditioned upon the completion of the Telecom Personal restructuring; however, Telecom has the right, in its sole discretion, to terminate the APE at any time prior to March 31, 2005 if Telecom Personal has not executed its APE agreement, unless Telecom has already received court approval for the APE.

If Telecom Personal has not successfully completed its restructuring by the time that Telecom issues the notes pursuant to its APE, an event of default would exist under the notes unless the default is cured within 30 days after the issuance date. Although it is possible that Telecom will proceed with its APE even if the Telecom Personal restructuring is not completed, Telecom believes that it is in the best interests of its creditors (including creditors of Telecom Personal) to complete the restructuring of Telecom Personal at substantially the same time as Telecom completes its APE. Telecom’s present intention is to terminate the APE if the Telecom Personal restructuring is not completed on a substantially concurrent schedule. However, Telecom reserves the right to complete its APE even if Telecom Personal’s restructuring has not been completed.

Telecom Personal’s subsidiary, Núcleo, also is in the process of restructuring its indebtedness. The outcome of this restructuring is also uncertain.

Once you have delivered your consent to the APE you will not be able to trade the outstanding notes delivered which will impact the liquidity of all outstanding notes.

Once you have transmitted your acceptance to the APE solicitation, your outstanding notes will be “blocked” from trading by the settlement agent. See “The APE Solicitation—Procedures for Participating in the APE Solicitation.” As a result, you will be unable to trade your outstanding notes after you consent to the APE unless the APE is terminated in which case your right to trade your outstanding notes will be restored promptly after the termination date. On the termination date, Telecom will instruct the settlement agent to authorize DTC, Euroclear and Clearstream, Luxembourg to unblock the outstanding notes for trading.

Further, since the holders of outstanding notes that have voted in favor of the APE will not be able to trade in their notes after the date on which they have submitted their vote, the trading market for the outstanding notes will be reduced which will reduce the liquidity of all outstanding notes, including those held by non-participating holders.

Your rights as a creditor will be limited during the review period.

During the review period, your rights as a holder of our outstanding debt will be limited by Argentine law and the terms of the APE. In particular, during the review period you will not be able to file bankruptcy proceedings against us; existing bankruptcy petitions against us will be stayed; and you will not be able to file suits or actions against us to enforce any right to payment with respect to the outstanding debt. See “Description of the APE” and “—Risks Associated with the Notes.”

The terms of the APE may be amended with the consent of the requisite majorities but without your consent.

Although we do not anticipate amending the terms of the APE, if unforeseen developments occur after the filing of the APE, we may propose amendments to the APE, including amendments to the terms of the notes. If approved by the requisite majorities, these amendments will be incorporated into the terms of the APE that is submitted to the reviewing court. By providing your consent to the APE, you are agreeing to participate in the APE in the form submitted to the reviewing court, even if the APE is amended with the consent of the requisite majorities but without your consent.

Risks Associated with the Notes

We may be unable to pay interest or principal on the notes.

If our restructuring is successful, we expect to be able to make interest and principal payments on the notes. However, this expectation is based on certain assumptions about macroeconomic factors that will effect key components of our business, including, without limitation:

•	an exchange rate of Argentine pesos to U.S. dollars in the range of P$3.00 to P$5.00 per US$1.00 for the term of the notes;

•	lower rates of inflation for the term of our notes than experienced in 2002, with estimated rates of inflation ranging from a high of 12.8% in 2005 to 7.5% in 2011;

•	ultimate tariff adjustments for basic charges, measured service charges and other rates for our services relative to inflation; and

•	moderate growth in Argentine real gross domestic product.

See “Summary—Payment Default and Restructuring—Future of Telecom if the Restructuring is Successful.” If any of these assumptions are incorrect, if unforeseen events occur that materially and adversely affect our operations or if there are restrictions on our ability to transfer funds abroad, we may not be able to make payments of interest or principal due on the notes. You should understand that an investment in the notes involves a high degree of risk.

We may be subject to additional Argentine tax with respect to the notes, in which case our ability to make payments on the notes may be impaired.

We cannot assure you that the listed notes will be entitled to the benefits of the withholding tax exemption provided by the Negotiable Obligations Law. Consequently, we may be obligated to pay additional Argentine tax with respect to the listed notes and we cannot assure you that we will have enough cash to pay these amounts. Moreover, if we are able to pay these amounts, our ability to make other payments on the notes may be impaired.

The notes are structurally subordinated to indebtedness of our subsidiaries.

Because the notes will not be guaranteed by any of our subsidiaries, the notes will be effectively junior and structurally subordinated to all debt and other liabilities of our subsidiaries. Generally, claims of creditors of a subsidiary, including trade creditors, if any, of such subsidiary will have priority with respect to the assets and earnings of such subsidiary over the claims of the creditors of its parent company as a shareholder, except to the extent the parent is a creditor of such subsidiary or to the extent security has been provided to the creditors of the parent by such subsidiary. Consequently, in the event of a liquidation, winding up, bankruptcy reorganization or similar proceeding relating to Telecom or any of its subsidiaries, the assets of the relevant subsidiary will be available to satisfy claims of creditors of the subsidiary before they are available or distributed to Telecom. As of March 31, 2004, our subsidiaries (including Telecom Personal) had total outstanding liabilities of US$774 million (including trade creditors and excluding intercompany obligations). Subject to specified limitations, our subsidiaries may incur additional debt from time to time, all of which will be structurally senior to the notes. See “Description of the Notes—Limitations on Indebtedness” for further information about our ability to incur additional debt.

There is no established trading market for the notes and the market value of the notes is uncertain.

The notes will be new issues of securities with no established trading market or prior trading history. There can be no assurance that a market for the notes will develop. If a market for the notes does not develop, the notes could trade at prices that may be higher or lower than those for the outstanding notes, depending on many factors, including many beyond our control. In addition, the market value of the new consideration is not necessarily related to the market value of the instruments representing our outstanding debt. Because our outstanding debt is not actively traded, it is impossible to compare market values of the notes with the market values of our outstanding debt. Furthermore, the liquidity of, and trading markets for, the notes may be adversely affected by changes in interest rates and declines and volatility in the markets for similar securities and in the overall economy, as well as by any changes in our financial condition or results of operations. In addition, in the event there are changes in the listing requirements for any of the exchanges on which our notes are issued, we may conclude that continued listing on such exchange is unduly burdensome, and may terminate our listing on that exchange.

Risk Factors Relating to Argentina

Overview

Substantially all of our property, operations and customers are located in Argentina and most of our indebtedness is denominated in U.S. dollars and euro. Accordingly, our financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and these other currencies. As detailed below and as further described in “Background and Reasons for the APE Solicitation,” in the past several years the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have and will continue to affect our financial condition and results of operations and may impair our ability to make payments of principal and/or interest on our financial indebtedness including the notes.

The devaluation of the peso will adversely affect Telecom’s results of operations and its ability to service its debt obligations.

Since Telecom realizes substantially all of its revenues in Argentina in pesos, any devaluation in the peso will negatively affect the U.S. dollar value of our earnings while increasing the cost, in peso terms, of our expenses and capital costs denominated in foreign currency. These factors will negatively impact our ability to service our notes, which will be largely denominated in non-peso currencies.

The Argentine peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. See “Background and Reasons for the APE Solicitation.” Given the economic and political uncertainties in Argentina, it is impossible to predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar and how these uncertainties will affect the consumption of telephone services. Moreover, Telecom cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact any of these changes could have on the value of peso and, accordingly, on Telecom’s financial condition and results of operations.

Substantial inflation may continue, which will negatively impact Telecom’s revenues.

Argentina experienced significant inflation during 2002. During 2002, the Argentine consumer price index increased 41% and the wholesale price index increased 118%. The level of inflation reflects both the effect of the peso devaluation on production costs and a substantial change in relative prices, partially offset by the elimination of public utility rate adjustments and the large drop in demand resulting from the recession. See “Background and Reasons for the APE Solicitation.”

Inflation slowed in 2003, with the Argentine consumer price index increasing by 3.7% and the wholesale price index increasing by 1.9% in 2003. For the first three months of 2004, the Argentine consumer price index increased by 1.1% and the wholesale price index increased by 1.6%. Despite recent slowing of inflation rates, if the Central Bank issues significant amounts of currency to finance public sector spending or to assist financial institutions in distress or if the value of the peso cannot be stabilized by positive expectations for Argentina’s economic future and/or strict fiscal and monetary policies, an increase in inflation rates can be expected. Since we derive the majority of our revenues from fees payable in pesos, unless our tariffs increase at a rate at least equal to the rate of inflation, any further increase in the rate of inflation will result in decreases in our revenues in real terms and will adversely affect our results of operations. Pursuant to the Public Emergency Law, contract clauses requiring adjustments in agreements for the provision of public utility services between the Argentine government and the providers of those services (including us) based on foreign inflation indexes and all other indexation mechanisms have been revoked, and the tariffs for the provision of such services were converted from their original U.S. dollar values to pesos at a rate of P$1.00 per U.S.$1.00. We are in the process of renegotiating our tariffs with the Argentine government and Telefónica de Argentina S.A. As part of this renegotiation, on May 20, 2004, we entered into an agreement with the Argentine government whereby we agreed to maintain together with Telefónica de Argentina S.A. the current tariff structure we charge our customers for basic telephony services until December 31, 2004. We cannot assure you that the outcome of any further renegotiation will be favorable to us and our future financial position. See “Information on Telecom—Rates—Rates” and “Information on Telecom—Rates—Public Emergency Law.”

The Central Bank has imposed restrictions on the transfer of funds outside of Argentina in the past and may do so in the future, which could prevent us from making payments on our external debt.

In 2001 and 2002, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad. These restrictions severely limited our ability to make payments on our debt to creditors outside of Argentina. See “Background and Reasons for the APE Solicitation.” Although these restrictions have generally been eliminated, there can be no assurance that the Central Bank will not again restrict the transfer of funds abroad for principal and/or interest payments by Telecom to its foreign creditors which would limit our ability to service our debt.

The deterioration of the Argentine economy and the effects of pesification may require Telecom to undertake a mandatory capital stock reduction or commence dissolution proceedings.

Under section 206 of the Argentine Companies Law No. 19,550, as amended, if at the annual shareholders’ meeting a corporation presents financial statements that report that the corporation’s losses have absorbed its reserves and at least 50% of its share capital, the corporation is required to reduce its capital stock. Furthermore, under paragraph 5 of section 94, if the corporation presents annual financial statements that report negative shareholders’ equity, the corporation is required to commence dissolution proceedings unless its shareholders take action (either by making an additional capital contribution or authorizing the issuance of additional shares of the corporation) that increases the company’s capital stock. These provisions of the Argentine Companies Law have been suspended until December 10, 2004 as a result of successive presidential decrees. In addition, the Buenos Aires Stock Exchange has issued a resolution providing that companies with negative shareholders equity can continue listing their securities on the reduced trading panel (rueda reducida) until June 30, 2004, instead of being suspended from listing from the Buenos Aires Stock Exchange. We cannot assure you that the suspension of the mandatory capital reduction requirements of the Argentine Companies Law, or the exemption from the positive shareholders’ equity requirements of the Buenos Aires Stock Exchange, will be extended again or that these requirements will not be enforced in the future.

Although Telecom’s shareholders’ equity was positive as of December 31, 2003 (largely as a result of the appreciation of the peso in 2003), if the Argentine economy does not continue to improve and the peso depreciates against the U.S. dollar, Telecom’s results of operations may decline such that they absorb at least 50% of its share capital and reserves or result in negative equity. In this case Telecom may be forced to reduce its capital stock or commence dissolution proceedings.

Future Argentine government policies will likely significantly affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. Due to the Argentine economic crisis, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. See “Background and Reasons for the APE Solicitation.” Under the Kirchner administration, the CNC has been aggressive in adopting new regulations and imposing fines on telecommunications companies, particularly privatized companies such as Telecom. The CNC has initiated administrative proceedings to collect fines against Telecom amounting to approximately P$8 million and claims for 2002 fines of P$0.42 million are also pending. We have challenged the imposition of these fines in these administrative proceedings. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and wireless networks. Local and federal tax authorities and the AFIP have also brought an increasing number of claims against us, including for our amortization of assets and past deductions for uncollectible receivables. We cannot assure you that laws and regulations currently governing the economy or the telecommunications industry will not change, or that any changes will not adversely affect our business, financial condition or results of operations as well as our ability to honor our foreign currency denominated debt obligations.

In the event of further social or political crises, companies in Argentina may also face the risk of further civil and social unrest, strikes, expropriation, nationalization, forced renegotiation or modification of existing contracts, and changes in taxation policies, including royalty and tax increases and retroactive tax claims.

In addition, investments in Argentine companies may be further affected by changes in laws and policies of the United States affecting foreign trade, taxation and investment.

Argentina continues to face considerable political and economic uncertainty.

Although general economic conditions have shown improvement and political protests and social disturbances have diminished considerably in 2003, the rapid and radical nature of the changes in the Argentine social, political, economic and legal environment over the past five years and the absence of a clear political consensus in favor of any particular set of economic policies have given rise to significant uncertainties about the country’s economic and political future. See “Background and Reasons for the APE Solicitation.” It is currently unclear whether the economic and political instability experienced over the past five years will continue and it is possible that, despite recent economic growth, Argentina may return to a deeper recession, higher inflation and unemployment and greater social unrest. If this instability continues, there could be a material adverse effect on our results of operations and financial condition.

Further, the Argentine government is facing severe fiscal problems as a result of the devaluation of the peso. As most of the Argentine government’s financial liabilities are U.S. dollar-denominated, the cost, in peso terms, of servicing these liabilities has increased significantly as a result of the devaluation. In addition, peso-denominated tax revenues constitute the majority of Argentina’s tax receipts and although tax revenues have increased in peso terms, due to inflation they have decreased in U.S. dollar terms. Therefore, the government’s ability to honor its foreign debt obligations has been materially and adversely affected by the devaluation of the peso.

Argentina is currently insolvent and is limited in its ability to obtain financing in the future, which may restrict its ability to implement reforms and restore economic growth.

The Argentine government is currently insolvent and has defaulted on a significant part of its public debt in recent years although it has recently reached an agreement to postpone the maturity date of certain amounts of its debt owed to the International Monetary Fund, or IMF, and other international credit organizations. See “Background and Reasons for the APE Solicitation.” Due to a sustained lack of investor confidence in Argentina’s ability to make payments due on its sovereign debt and in the Argentine economy generally, Argentina’s opportunities to effectively raise capital in the international markets have been severely limited. This inability to obtain financing has and will continue to affect Argentina’s ability to implement any reforms and restore economic growth. In addition, the adoption of austere fiscal measures may be required to repay the Argentine government’s debt and to balance its budget. These factors could lead to deeper recession, higher inflation and unemployment and social unrest which would negatively affect our financial condition and results of operations.

The stability of the Argentine banking system is uncertain.

In recent years the Argentine financial system has been characterized by extreme volatility. In the past, the Argentine government has restricted bank withdrawals and required the conversion of dollar deposits to pesos. This has led to a significant decrease in commercial and financial activities, diminished spending and greatly increased social unrest, resulting in widespread public protests against financial institutions. See “Background and Reasons for the APE Solicitation.”

Since 2002, a large number of cases brought in Argentine courts have challenged the constitutionality of “pesification” pursuant to the Public Emergency Law and have demanded the return of deposits in dollars or in pesos at the prevailing exchange rate at the time of payment. In at least one case, the Argentine Supreme Court has struck down the mandatory conversion to pesos of U.S. dollar deposits. See “Background and Reasons for the APE Solicitation.” This decision creates uncertainty for the Argentine banking system as a whole and raises the possibility that a large number of depositors may seek to withdraw all of their deposits and convert their pesos into dollars in the future. If this happens, the Argentine government may be required to provide additional financial assistance to banks. If the Argentine government is not able to provide this assistance and these withdrawals are significant, this could lead to the collapse of one or more large banks or even the Argentine financial system.

The Argentine banking system’s collapse or the collapse of one or more of the larger banks in the system would have a material adverse effect on the prospects for economic recovery and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services and the possibility of a higher level of delinquent or uncollectible accounts.

Risks Associated with Telecom and its Operations

Telecom may be forced into bankruptcy or to file for reorganization.

Although Telecom’s goal is to achieve a restructuring pursuant to an APE, Telecom cannot assure you that it will be successful in refinancing its outstanding debt through this APE solicitation. It is possible that one or more of Telecom’s creditors may seek to attach Telecom’s assets prior to the completion of the proposed restructuring. In addition, if a claim is filed requesting Telecom’s bankruptcy, or quiebra, by one or more of its creditors, Telecom may seek the assistance of the Argentine courts by filing for reorganization, or concurso. See “—Risks Associated with the APE Solicitation—If the restructuring is not consummated, there is a significant likelihood that we will have to commence bankruptcy proceedings or face involuntary insolvency proceedings.”

Uncertainties resulting from the current economic situation in Argentina and currently existing regulations affecting us and uncertainties relating to the restructuring of our outstanding debt currently raise substantial doubt about our ability to continue as a going concern and may continue to negatively impact our financial position and results of operations.

Telecom’s consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 have been prepared assuming that it will continue as a going concern.

Pricewaterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) have jointly issued a qualified opinion on the consolidated financial statements of Telecom as of and for the year ended December 31, 2003, because of a departure from Argentine GAAP. As further discussed in Note 3.c. to the consolidated financial statements, Telecom has discontinued restating its financial statements in constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003.

Our accountants’ report includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.” Although we expect that completion of the APE, if successful, will reduce the risks associated with or our ability to continue as a going concern, factors such as the strength of the Argentine economy and the devaluation of the peso, as further described in this “Risk Factors” section, may continue to negatively impact the financial position and results of operations of Telecom and its subsidiaries and there is a risk that we will not be able to continue as a going concern.

Our ability to operate our business will be constrained by restrictions and limitations imposed during the interim period and by the indenture governing our notes.

The indenture governing the notes will contain certain operating and financial restrictions and covenants that may adversely affect our ability to finance our future operations or capital needs or to engage in certain business activities. We will agree to observe these restrictions during the interim period. These agreements will limit, and in some cases prohibit, our ability to:

•	incur liens;

•	incur indebtedness;

•	sell assets;

•	enter into sale and leaseback transactions;

•	engage in transactions with our shareholders and affiliates;

•	make capital expenditures;

•	make restricted payments (including loans and investments);

•	impose payment restrictions affecting restricted subsidiaries;

•	issue equity interests of Telecom Personal resulting in a loss of control of Telecom Personal;

•	engage in other lines of business; or

•	engage in certain mergers.

In addition, the notes and Telecom Personal’s loans will contain cash sweep provisions which will require us and Telecom Personal to use any “excess cash” as defined in the notes to prepay our and Telecom Personal’s notes, respectively, which will further limit our ability to finance our future operations or capital needs. See “Description of the Notes—Certain Covenants of Telecom—Mandatory Prepayment with Excess Cash.”

We are and will continue to be highly leveraged.

As of December 31, 2003, our total consolidated bank and financial indebtedness, denominated in dollars, euro and yen amounted to the equivalent of approximately US$3,381 million, including accrued but unpaid interest, penalties and post-default interest rate increases. Our total consolidated peso-denominated debt amounted to P$176 million, including accrued but unpaid interest, penalties and post-default interest rate increases and CER adjustment. After giving effect to the restructuring pursuant to the APE, based on the assumptions of the management of Telecom, we expect that the nominal (contractual) amount of our unconsolidated bank and financial indebtedness as of December 31, 2003 will be approximately US$1,801 million. Our leverage may impair our ability to service our indebtedness or obtain additional financing in the future, to withstand competitive pressure and adverse economic conditions or to take advantage of significant business opportunities that may arise.

In addition, our subsidiary, Telecom Personal is, and will continue to be, highly leveraged. As of December 31, 2003, Telecom Personal’s unconsolidated outstanding debt was US$599 million (including the U.S. dollar equivalent, in the case of debt denominated in other currencies, of US$27 million principal amount in intercompany obligations, accrued but unpaid interest, penalties and post-default interest rate increases). After giving effect to Telecom Personal’s restructuring based on the assumptions of the management of Telecom and Telecom Personal, we expect that the nominal (contractual) amount of Telecom Personal’s unconsolidated bank and financial indebtedness as of December 31, 2003 will be approximately P$1,236 million (the equivalent of approximately US$422 million). Telecom’s APE is not conditioned upon the completion of the Telecom Personal restructuring; however, Telecom has the right, in its sole discretion, to terminate the APE at any time prior to March 31, 2005 if Telecom Personal has not executed its APE agreement, unless Telecom has already received court approval for the APE.

Nortel, as the principal shareholder of Telecom, and its controlling shareholder, Sofora, exercise significant control over matters affecting Telecom.

Nortel is Telecom’s principal shareholder, owning approximately 54.74% of Telecom’s capital stock as of the date of this solicitation statement. Nortel owns all of Telecom’s Class A shares and, as of the date of this solicitation statement, approximately 8.5% of Telecom’s Class B shares. Sofora owns 100% of the common stock and 67.78% of the capital stock of Nortel. Sofora is currently 50% owned by Telecom Italia Group, 48% owned by the Werthein Group and 2% owned by France Telecom Group. See “Major Shareholders and Related Party Transactions–Major Shareholders.”

Through their ownership of Sofora, the Telecom Italia Group and the Werthein Group will have the ability to determine the outcome of any action requiring Telecom’s shareholders’ approval, including the ability to elect a majority of directors. Accordingly, Sofora and its shareholders are able to control the payment of dividends by Telecom, subject to the requirements of Argentine law, and to increase the amount or frequency of these dividend payments in order to fund expenditures or distributions by Sofora or for other purposes.

Telecom has been informed that pursuant to the shareholders’ agreement entered into between the Telecom Italia Group and the Werthein Group, the Telecom Italia Group and the Werthein Group have agreed amongst themselves certain matters relating to the election of directors of Nortel and Telecom and have given the Werthein Group veto power with respect to certain matters relating to Telecom as described in “Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

The APE does not provide for the issuance or modification of any equity securities. As a result, Nortel will retain all of its current equity and, as a result of Sofora’s direct ownership of Nortel, Sofora’s shareholders will continue to exercise their current level of control after the APE. We have engaged in and will continue to engage in transactions with these shareholders and their affiliates. Certain decisions concerning our operations or financial structure may present conflicts of interest between these shareholders as direct or indirect owners of our capital stock and as parties with interests in these related party contracts. The decisions of these shareholders may conflict with our interests or the interests of the holders of the notes. See “Major Shareholders and Related Party Transactions.”

The “pesification” and freezing of rates may continue to adversely affect Telecom’s revenues.

In accordance with the Public Emergency Law, in January 2002, rates for basic telephony services and long distance services were converted to pesos and fixed at an exchange rate of P$1.00=US$1.00. The rates Telecom may charge in the future will be determined by negotiation between Telecom and the Argentine government. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government must consider the effect of these rates on the competitiveness of the general economy, the quality of the services, the investment plans, consumer protection and accessibility of the services and the profitability of Telecom. In connection with these negotiations, on May 20, 2004, we entered into an agreement with the Argentine government and Telefónica de Argentina S.A. whereby we agreed, without waiving our right to continue negotiations, to maintain the current tariff structure we charge our customers for basic telephony services until December 31, 2004. See “Information on Telecom—Rates.” Telecom is unable to predict the outcome of these negotiations and the rate scheme which will be applied in the future. Moreover, Telecom is unable to predict whether the Argentine government, as a result of the current rate renegotiations, will impose additional conditions or requirements on telecommunications companies, including Telecom, and if these conditions or requirements are imposed, whether Telecom will be able to meet them.

Rate restrictions and reductions of some scope and magnitude may continue for a number of years and may reduce revenues from basic services and other services. While Telecom intends to continue to strive to control operating costs and improve productivity, those efforts may not offset, in whole or in part, the decline in operating margins that may result from mandatory rate freezing or reductions measured in dollar terms.

Telecom must comply with conditions in its license, some of which are outside of its control.

Telecom is subject to a complex series of laws and regulations with respect to most of the telecommunications services it provides. Telecom provides telecommunications services pursuant to a license that is subject to regulation by various regulatory bodies. Any partial or total revocation of the license would be likely to have a material adverse impact on Telecom’s financial condition and results of operations. Telecom’s dissolution and the declaration of bankruptcy are events which may lead to a revocation of Telecom’s license under the List of Conditions.

Certain of the conditions of the license are not within Telecom’s control. For example, any transfer of shares resulting in a direct or indirect loss of control in Telecom according to Section 33 of the Argentine Companies Law without prior approval of the regulatory authorities may result in the revocation of Telecom’s license and, until June 29, 2004, certain transfers of shares of Telecom, or its direct or indirect shareholders, may result in the revocation of Telecom Personal’s PCS AMBA license.

Nortel owns all of our Class A Ordinary Shares (51% of our total capital stock) and approximately 8.5% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represented approximately 54.74% of our total capital stock. Telecom is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. See “Major Shareholders and Related Party Transactions—Shareholders’ Agreement”.

In addition, since December 2003, the Telecom Italia Group and W de Argentina—Inversiones S.L are each required to maintain direct ownership of at least 15% of the common stock of Sofora.

Telecom’s business operates in a competitive environment which may result in a reduction in its market share in the future.

Telecom competes with licensed provider groups, comprised of, among others, independent basic telephony service providers, mobile (cellular) and cable operators, as well as individual licensees, some of which are affiliated with major service providers outside Argentina. Groups with data transmission networks and other companies providing wireless services may be indirect competitors of Telecom to the extent those services may be substitutes for fixed wireline telephony. As of December 31, 2003, more than 150 licenses for local and/or long distance services had been granted since the end of the exclusivity period. See “Information on Telecom—Our Business—Competition.”

Telecom expects that it will face pressure on the rates it charges for services and experience loss of market share for basic telephony service in the Northern Region as a result of this competition. In addition, the market for cellular services is quite competitive as certain of our competitors are better capitalized than Telecom in their networks and have substantial telecommunications experience. In March 2004, Telecom learned that BellSouth Corporation announced that it would sell its interests in its Latin American cellular operations to Telefónica Móviles, S.A. (“Telefónica Móviles”), the wireless affiliate of Telefónica, S.A., which reported that the proposed sale would result in Telefónica Móviles becoming Argentina’s largest cellular operator. The Internet services and wireless telecommunications markets, which we expect will account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the basic telephony market, Telecom must invest in its fixed-line network in order to maintain and improve service quality. To remain competitive in the wireless telecommunications market, Telecom Personal must enhance its wireless networks by transitioning from TDMA to GSM technology, expand its network coverage, provide high service quality and attractive plans. To remain competitive in the Internet services market, Telecom must constantly upgrade its access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of its services. Telecom must also adapt to changing market conditions. Responding to these changes may require us to devote substantial capital to the development, procurement or implementation of new technologies. See “Information on Telecom—Capital Expenditures.” We also anticipate that we will have to devote significant resources to the refurbishment and maintenance of our and our subsidiaries’ existing network infrastructures. In addition, we may have to make significant expenditures for the repair or replacement of our equipment lost due to theft or vandalism.

The operating and financial restrictions under the terms of the notes (including limits on capital expenditures by us and by Telecom Personal) and the macroeconomic situation in Argentina and our related lack of access to bank financing and the capital markets may impede our ability to successfully invest in, and implement, new technologies, coverage and services in a timely fashion. Accordingly, we cannot assure you that we will have the ability to make needed capital expenditures. If we are unable to make these expenditures, or if our competitors are able to invest in their businesses to a greater degree than we are, our competitive position will be adversely impacted.

Moreover, the products and services we offer may fail to generate revenues or attract and retain customers. If our competitors present similar or better responsiveness, functionality, services, speed, plans and features, our customer base and our user traffic may be materially affected.

Competition is and will continue to be affected by Telecom’s and its competitors’ respective business strategies and alliances. Accordingly, Telecom may face additional pressure on the rates it charges for its services or experience loss of market share in these areas. In addition, the general business and economic climate in Argentina, including economic turbulence and regional differences in growth, interest rates, inflation rates and the instability of the dollar/peso exchange rate may affect Telecom and its competitors differently, potentially to the relative disadvantage of Telecom. Telecom also expects that the level of competition in its markets will increase in the future.

In light of the range of regulatory, business and economic uncertainties Telecom faces, as discussed in this “Risk Factors” section, it is difficult for Telecom to predict with meaningful precision and accuracy the future market share of Telecom in relevant geographic areas and customer segments, the speed with which change in Telecom’s market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to Telecom’s overall financial condition and results of operations.

Creditors of Telecom may be unable to attach certain assets of Telecom to secure a judgment.

Argentine courts will not enforce any attachment with respect to property which is located in Argentina and determined by the court to be dedicated to the provision of essential public services. A substantial portion of Telecom’s assets may be considered to be dedicated to the provision of an essential public service. If an Argentine court were to make such a determination with respect to certain of Telecom’s assets, those assets would not be subject to attachment, execution or other legal process and Telecom’s creditors may not be able to realize a judgment against the assets of Telecom.

Telecom’s operations and financial condition could be affected by union activity and general labor unrest.

In Argentina, labor organizations have substantial support and have considerable political influence. The demands of Telecom’s labor organizations have increased recently as a result of the general labor unrest and dissatisfaction resulting from the disparity between the cost of living and salaries in Argentina as a result of the end of the Convertibility Law (although the Argentine government has attempted to alleviate this economic disparity through in-kind social welfare distributions). Moreover, labor organizations have advocated that certain of our non-unionized employees, particularly Telecom Personal’s cellular telephony employees, should be represented by trade unions. If the number of employees covered by trade unions increases, we may incur an increase in costs for the higher compensation that we may need to pay to unionized employees.

While Telecom attempts to negotiate with its labor organizations in order to mitigate the effects of the Argentine economy on the real wages of its employees, Telecom is limited in its abilities to resolve these issues since it has not received authorization for tariff increases. If Telecom is not able to resolve these issues with the labor organizations, these organizations may strike or cause other types of conflicts. Strikes or other types of conflict with the unions or unionized personnel may have a material adverse effect on Telecom’s ability to maintain ordinary service levels or otherwise operate its business in the manner that customers expect. In those circumstances, Telecom might face an immediate loss of revenue. Damage to Telecom’s reputation might also result, with a potential longer-term negative effect on revenues. We have agreed to defer negotiations under one of our collective bargaining agreements until August 2004. See “Directors, Senior Management and Employees—Employees and Labor Relations.”

Telecom is involved in various litigation proceedings which could result in unfavorable decisions and financial penalties for Telecom.

Telecom is party to a number of legal proceedings, some of which have been pending for several years. Telecom cannot be certain that these claims will be resolved in its favor and responding to the demands of litigation may divert management time, attention and financial resources. Telecom is aware of two involuntary bankruptcy petitions, or pedidos de quiebra, for an amount of US$356,787 and eight summary attachment proceedings, or juicios ejecutivos, that have been filed against us by persons alleging to be holders of our outstanding notes for the aggregate value of the equivalent of approximately US$2.2 million (based on exchange rates as of May 31, 2004). We have not been served process with respect to the bankruptcy petitions. We have been served process and have filed the required formal responses for each of the juicios ejecutivos. In addition, certain attachments have been granted over an aggregate amount of approximately US$3.5 million (based on exchange rates as of May 31, 2004) of funds and assets of Telecom. We do not expect that these bankruptcy petitions or summary attachment proceedings and attachments will result in Telecom being declared bankrupt. However, there is a significant likelihood that we will have to commence reorganization (concurso) proceedings if we are unable to consummate the APE expeditiously and if claims of this nature increase. See “Information on Telecom—Legal Proceedings.”

Telecom may be subject to measures by the Argentine government which may impose an obligation to provide telecommunications services without compensation.

On June 12, 2002, the Argentine Congress passed Law No. 25,609 which, as of the date of this solicitation statement, is not yet in effect. Law No. 25,609 provides that Argentine telephone operators such as Telecom must provide “indispensable telephony services” to certain public entities, including public hospitals, welfare institutions, public education facilities and the Argentine armed forces, even if these beneficiaries do not pay for these services. The implementation of Law No. 25,609 and subsequent regulations may impact Telecom’s ability to set-off any amounts owed by these public entities against any amounts Telecom owes to the Argentine government.

The executive branch vetoed Law No. 25,609 and instead passed Decree No. 1174/02 on July 4, 2002, which requires an operator that intends to suspend services to these entities provide 30 business days notice of this suspension to the affected entity and departments of the executive branch. However, Law No. 25,609 may still become effective upon approval of the National Congress.

If the proposed measures under Law No. 25,609 are enforced, Telecom may incur losses as a result of its provision of services without compensation.

As part of our negotiations on the tariff structure we can charge for basic telephony services, on May 20, 2004, we entered into an agreement with the Argentine government and Telefónica de Argentina S.A. whereby we, together with Telefónica de Argentina S.A., agreed, among other things, to grant free prepaid calling cards to pensioners and to certain beneficiaries of Argentine government-sponsored social programs that currently have no wire telephone lines, and to establish special tariffs for the provision of Internet services within the Argentine provinces.

Telecom’s financial statements may not give you the same information as financial statements prepared under U.S. GAAP.

Publicly available information about public companies in Argentina is generally less detailed and not as frequently updated as the information that is regularly published by or about listed companies in the United States and certain other countries. In addition, although Telecom is subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of domestic U.S. issuers. Furthermore, there is a lower level of regulation of the Argentine securities markets and of the activities of investors in these markets as compared with the securities markets in the United States and certain other developed countries. Telecom maintains its financial books and records and prepares its financial statements in conformity with Argentine GAAP, which differs in certain significant respects from U.S. GAAP. See Note 16 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003 for a description of the significant differences between Argentine GAAP and U.S. GAAP as they relate to Telecom.

BACKGROUND AND REASONS FOR THE APE SOLICITATION

Substantially all of Telecom’s property, operations and customers are located in Argentina and most of its outstanding debt is denominated in U.S. dollars and euro. Accordingly, Telecom’s financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and the U.S. dollar and euro. As detailed below, in the past several years, the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies.

As a consequence of these factors and the other developments discussed below, we have been unable to make principal and interest payments on our outstanding debt and, as a result, in April 2002 and June 2002, we announced the suspension of payments of principal and interest, respectively, on our and our Argentine subsidiaries’ outstanding debt. Since announcing the suspension of principal and interest payments on our outstanding debt, we have been working with our financial advisors to develop a comprehensive plan to restructure all of our outstanding debt and have developed the restructuring plan presented in this solicitation statement in order to restructure our outstanding debt to levels that we are capable of servicing with cash from operations.

We believe that successful completion of the restructuring will result in a level of debt that we are capable of servicing for the term of the notes without the need to access the capital markets to refinance the restructured debt. This belief is based on a number of assumptions about macroeconomic factors that would affect key components of our business. See “Summary—Payment Default and Restructuring—Future of Telecom if Restructuring is Successful.”

Overview

In the second half of 1998, the Argentine economy entered into a recession that caused real gross domestic product to decrease by 3.4% in 1999, by 0.8% in 2000, by 4.4% in 2001 and by 10.9% in 2002, an overall decline of 18.4% for the period 1998 through 2002. In 2003, gross domestic product increased by approximately 8.7%.

In 2001, Argentina experienced increased capital flight, decreased economic activity and continuing political infighting. As the recession caused tax revenue to drop, the public sector relied increasingly on financing from local, and to a lesser extent, foreign banks, effectively foreclosing private sector companies from bank financing. Consequently, the creditworthiness of the public sector began to deteriorate while interest rates increased to record highs.

Severe political and economic uncertainty and speculation about the eventual abandonment of the Convertibility Law following the expected default by the Argentine government generated numerous deposit withdrawals in the banking sector. On December 3, 2001, the Argentine government effectively froze bank deposits and introduced exchange controls restricting capital outflows. The measures were designed to preserve the banking sector from collapse, because under the Convertibility Law, the Central Bank’s ability to issue pesos in order to provide liquidity was restricted. Although the deposit freeze was announced as a temporary measure, it was perceived as a further paralysis of the economy and it worsened the political, social and economic crises that eventually led to the resignation of President De la Rúa.

The interim Argentine governments that followed De la Rúa, and particularly President Duhalde after his appointment in January 2002, undertook a number of far-reaching initiatives, including:

•	amending the Convertibility Law, with the resulting devaluation of the peso;

•	suspending payments of principal and interest on certain of Argentina’s sovereign debt;

•	converting domestic U.S. dollar-denominated debts into peso-denominated debts at a one-to-one exchange rate;

•	converting U.S. dollar-denominated bank deposits into peso-denominated bank deposits at an exchange rate of P$1.40 per U.S. dollar;

•	restructuring bank deposits and imposing restrictions on transfers abroad;

•	amending the Central Bank’s charter to allow it to print currency in excess of the amount of the foreign reserves it holds, make short-term advances to the Argentine government and provide financial assistance to financial institutions with liquidity constraints or solvency problems;

•	requiring the obligatory sale by all banks of all their foreign currency bills held in Argentina to the Central Bank at an exchange rate of P$1.40 per U.S. dollar (this initiative has been abolished);

•	converting public service tariffs, including Telecom’s, which had originally been calculated in U.S. dollars, into pesos at a one-to-one exchange rate;

•	freezing public service tariffs, including Telecom’s, and prohibiting indexation of any kind on public service tariffs; and

•	authorizing the Argentine government to renegotiate public service tariffs.

The rapid and radical nature of changes in the Argentine social, political, economic and legal environment, including the Argentine Supreme Court’s decision declaring the conversion of dollar-denominated deposits into pesos unconstitutional, created significant uncertainty. As a result, commercial and financial activities in Argentina decreased significantly in 2002, further aggravating the economic recession that eventually led to financial crisis. Real gross domestic product dropped by an estimated 10.9% in 2002, and the unemployment rate rose to a high of 21.5% in May 2002, declining to 19.0% as of December 2002.

Although the economic instability continues, general economic conditions showed some improvement during 2003. In particular, real gross domestic product grew by 8.7% in 2003 compared to 2002 and the nominal exchange rate appreciated from P$3.37 per U.S. dollar as of December 31, 2002 to P$2.93 per U.S. dollar as of December 31, 2003. Further, inflation has shown signs of slowing as the consumer price index increased by only 1% during the fourth quarter of 2003, and by 3.7% in the year ended December 31, 2003 compared with 41% in the year ended December 31, 2002, while the wholesale price index increased by 2% in the year ended December 31, 2003 compared to an increase of 118% in the year ended December 31, 2002.

During the first three months of 2004, the peso appreciated against the U.S. dollar, ending with a rate of P$2.86 per US$1.00 as of March 31, 2004 compared to P$2.93 per US$1.00 as of December 31, 2003. Inflation remained stable as the Argentine consumer price index increased by 1.1% during the first three months of 2004. Argentine gross domestic product increased by 1.6% during the first quarter of 2004.

Exchange Rates and Controls

From April 1, 1991 until the beginning of 2002, the Argentine Convertibility Law was applicable in Argentina. The Argentine Convertibility Law established a fixed exchange rate under which the Central Bank was obliged to sell U.S. dollars at a fixed rate of P$1.00 per US$1.00. Under the Argentine Convertibility Law, all foreign exchange controls were eliminated and no restrictions were placed on capital flows.

In December 2001, the Argentine government placed severe restrictions on the withdrawal of bank deposits and introduced exchange controls subjecting transfers of foreign currency abroad to Central Bank approval. The reintroduction of foreign exchange controls had a significant impact on the foreign exchange market, and the peso began to trade at less than parity with the U.S. dollar, despite the fact that the Argentine Convertibility Law remained in effect.

On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, putting an end to the regime of the Convertibility Law and thus abandoning over ten years of U.S. dollar-peso parity and eliminating the requirement that the Central Bank’s reserves in gold and foreign currency be at all times equivalent to not less than 100% of the monetary base. The Public Emergency Law granted the executive branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market.

Further, a new exchange system was established that created both an official and a free exchange market for the Argentine currency, although the Central Bank from time to time enters the market to minimize fluctuations on the free exchange market. In principle, export, import and other financial activities with payment dates that had been rescheduled after the enactment of the Public Emergency Law were to be carried out on the official market. The remaining transactions relating to remittance or collection of foreign currency to or from abroad would be carried out on the free market. The initial exchange rate set for the official market was P$1.40 per US$1.00. Quotations on the free market depend on the value of the peso relative to the dollar on a given day. On January 11, 2002, when the peso began floating freely, Banco Nación published the first quotation for the value of the peso at P$1.6 per US$1.00 (selling rate) and P$1.4 per US$1.00 (buying rate). On February 8, 2002, the Argentine government issued Decree No. 260/02 establishing a single free exchange market system applicable to all transactions involving currency exchange taking place on or after February 11, 2002. Pursuant to this decree, exchange rates for financial transactions may be determined by the value of the peso on a given day or otherwise agreed by the parties to the transaction.

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price). See “Exchange Controls.”

	High	Low	Average(1)	End of Period
Year Ended September 30, 1999	1.00	1.00	1.00	1.00
Year Ended December 31, 2000	1.00	1.00	1.00	1.00
Year Ended December 31, 2001	1.00	1.00	1.00	1.00
Year Ended December 31, 2002	3.90	1.55	3.24	3.37
Year Ended December 31, 2003	3.35	2.76	2.95	2.93
Month Ended January 31, 2004	2.95	2.85	2.89	2.93
Month Ended February 29, 2004	2.96	2.92	2.90	2.92
Month Ended March 31, 2004	2.93	2.86	2.90	2.86
Month Ended April 30, 2004	2.87	2.81	2.84	2.85
Month Ended May 31, 2004	2.97	2.85	2.93	2.97
June (through June 17, 2004)	2.97	2.94	2.96	2.95

(1)	Yearly data reflect average of month-end rates.

Sources: Central Bank; Banco Nación

On June 17, 2004, the closing exchange rate (ask price) quoted by Banco Nación was P$2.95 = US$1.00.

See “Exchange Controls” for a discussion of restrictions that were imposed by the Argentine government.

Pesification of Tariffs

In addition to the effects described above, as a result of the enactment of the Public Emergency Law, tariffs for basic telephony services and long distance services were converted to and fixed at an exchange rate of P$1.00=US$1.00, certain tariffs were required to be renegotiated with the Argentine government on a company by company basis and contract clauses providing for adjustments to the value of payments with reference to the U.S. dollar or other foreign currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism were eliminated. Telecom is currently negotiating with the Argentine government regarding certain tariffs and Telecom has presented the governing body with information and projections relating to our rate structure and the effects of the current emergency situation on our operations.

According to the Public Emergency Law, while undertaking these negotiations, the Argentine government should consider several factors, including the effect of these rates on users of our services as well as the effect on the economy.

On May 20, 2004, Telecom entered into an agreement with the Argentine government and Telefónica de Argentina S.A. and whereby Telecom and Telefónica de Argentina S.A. agreed, without waiving its rights to continue with the negotiations, to maintain the current tariff structure we charge for basic telephony services until December 31, 2004.

Argentina’s Default on and Restructuring of Public Debt

As a result of a failure to meet fiscal deficit targets, including those for the fourth quarter of 2001, on December 5, 2001 the International Monetary Fund, or IMF, suspended further disbursements to Argentina. This decision deepened the economic and political crisis.

On December 23, 2001, interim President Rodríguez Saá declared the suspension of debt payments on approximately US$63 billion of Argentina’s sovereign debt which amounted to approximately US$144.5 billion as of December 31, 2001. On January 2, 2002, President Duhalde ratified this decision. Consequently, the principal international rating agencies lowered the rating of Argentina’s sovereign debt to default levels. It is likely that the sovereign default ratings will have a negative impact on the ratings of Argentine companies for the next few years. However, as the macroeconomic situation in Argentina has begun to stabilize and improve, and Argentine companies have begun to restructure, several Argentine companies have received upgrades in ratings.

In January 2002, President Duhalde initiated talks with the IMF. On January 24, 2003, the IMF approved an eight-month Stand-by Credit Facility for Argentina of approximately US$2.98 billion that was designed to provide transitional financial support through the period ending August 31, 2003. The Stand-by Credit Facility, which replaces Argentina’s prior arrangements with the IMF, did not provide new funds but rather was to be used to refinance existing obligations. In addition, the IMF agreed to extend by one year the maturity of US$3.8 billion in payments Argentina was scheduled to make through August 2003. On March 19, 2003, the IMF made US$307 million available to Argentina under the Stand-by Credit Facility.

On September 10, 2003, the Argentine government and the IMF reached an agreement to postpone the maturity date of certain amounts owed by Argentina to the IMF and other international credit organizations. The main terms of the agreement include postponing the maturity date of US$24.61 billion principal amount of debt owed by Argentina to international credit organizations, of which US$12.5 billion is owed to the IMF, US$5.6 billion is owed to the World Bank and the Interamerican Development Bank and US$3.488 billion is owed to Paris Club creditors (an informal group of governments with large claims on other governments throughout the world), subject to payment by Argentina to the IMF of US$2.1 billion in interest which came due on September 8, 2003. The agreement includes several obligations of the Argentine government, including the obligation to renegotiate its debt with private creditors, to renegotiate the agreements with public utility companies and to review the tariffs charged under such agreements in light of the interests of consumers, the income of such companies and the possible effect of such renegotiation on the distribution of income. Argentina made the required interest payment on September 11, 2003. The agreement was formally approved by the IMF on September 20, 2003.

On March 10, 2004, the IMF issued a press release announcing that the IMF reached another agreement with the Argentine government to supplement earlier agreements. The IMF explained that the most recent agreement addresses a series of demands made by the IMF in the September 2003 agreement intended to ensure that the Argentine government was moving forward in its negotiations with private creditors, whom Telecom understands hold approximately the equivalent of US$100 billion of Argentina’s debt. The IMF announced that its staff agreed to recommend to the IMF’s Executive Board that it complete the second review pursuant to the Stand-by Credit Facility. The agreement acknowledged progress made by Argentina, including that Argentina had met all quantitative policy targets set for the end of December 2003 and was on track to meet the targets set for the end of March 2004.

On March 22, 2004, the IMF issued a press release announcing that, upon completion of its second review of the Stand-by Credit Facility, it had voted to approve a US$3.1 billion loan payment to Argentina. The IMF’s announcement stated that it had approved this new loan after concluding that Argentina had demonstrated a willingness to negotiate with private creditors, and that the country was making key structural reforms, including in areas such as the banking sector. In its announcement, the IMF stressed that its continued support was dependent on Argentina’s commitment to working toward an agreement with private creditors.

It is unclear what the outcome of the Argentine government’s negotiations with private creditors will be, and, as a result, Argentina may experience some instability in 2004 until a definitive agreement is reached.

Recent Political Leadership

Néstor Kirchner was elected the new president of Argentina and took office on May 25, 2003. Although the Minister of the Economy under former President Duhalde, Roberto Lavagna, has remained in office, there is uncertainty with respect to the economic measures that President Kirchner’s administration will adopt in the future to overcome the continuing economic crisis and the effect of any such economic measures on Argentina’s national economy. Political protests and social disturbances have diminished considerably in 2003 but still continue to a certain extent. In addition, important economic indicators improved in 2003. See “—Overview.” Despite these positive signs, we cannot assure you that President Kirchner will have the necessary support to implement the reforms required to fully restore economic growth.

The Argentine Banking System

In 2001, especially in the fourth quarter, a significant amount of deposits was withdrawn from institutions in the Argentine financial system as a result of increasing political instability and uncertainty. This run on deposits had a material adverse effect on the Argentine financial system as a whole. The magnitude of deposit withdrawals, the general unavailability of external or local credit and the obligatory restructuring of public sector debt with local holders (a substantial portion of which was placed with banks), created a liquidity crisis which undermined the ability of Argentine banks to pay their depositors. To prevent a run on the U.S. dollar reserves of local banks, in December 2001 the De la Rúa administration restricted the amount of cash that local depositors could withdraw from banks and introduced foreign exchange controls restricting capital outflows. These measures, known as the “corralito,” were replaced by the Duhalde administration which, in an attempt to stop the continuing drain on bank reserves, implemented measures, known as the “corralón,” which regulated how and when money in savings and checking accounts and maturing time deposits would become available to depositors. Despite the corralito and corralón, between January 1 and April 30, 2002, approximately P$13.0 billion was withdrawn from banks as the result of judicial orders and other causes, at an average of P$109 million per day.

On February 4, 2002, pursuant to Emergency Decree No. 214/02, the Argentine government converted all foreign currency-denominated bank deposits with institutions in the Argentine financial system into peso-denominated deposits at the exchange rate of P$1.40 per U.S. Dollar (in the case of obligations denominated in U.S. Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), with an adjustment of such new peso deposits based on the CER. The Argentine government also announced the conversion of most foreign currency-denominated debt to financial institutions in the Argentine financial system into peso-denominated debt at a rate of P$1.00 = US$1.00 (in the case of obligations denominated in U.S. Dollars) or at a comparable rate (in the case of obligations denominated in another foreign currency), to be adjusted based on the CER. In March 2002, the Argentine government issued Decree No. 762/02 by which it replaced the CER with the “Coeficiente de Variación de Salarios” or “CVS” for certain debts.

All these factors, including the different exchange rates applied to the conversion of foreign currency-denominated bank deposits and foreign currency-denominated loans, have increasingly strained the Argentine financial system. Since January 2002, the Central Bank has been forced to grant substantial financial aid to most of the banks in the Argentine financial system. The corralito, the corralón and certain other measures have, to a significant extent, shielded banks from a further massive withdrawal of deposits, but they have also significantly impaired virtually all commercial and financial activities, diminished spending and greatly increased social unrest, exacerbating the already severe recession. As a result, there has been widespread public repudiation of, and protests directed against, financial institutions, which also have had a material adverse effect on the Argentine financial system.

On June 1, 2002, the Argentine government enacted Decree No. 905/02, which gave owners of rescheduled bank deposits originally denominated in foreign currencies as well as those originally denominated in Pesos the option (during a period of 30 banking business days in Argentina starting on June 1, 2002) of receiving bonds issued by the Argentine government in lieu of payment of such deposits. These bonds could be applied to the payment of certain loans under certain conditions. On September 17, 2002, Decree No. 1,836/02 launched another similar exchange offer. Depositors, however, showed little interest in the first or second phases of the offer to exchange their deposits for bonds.

In a decision dated March 5, 2003, the Supreme Court of Argentina struck down on constitutional grounds the mandatory conversion to pesos of U.S. Dollar deposits held by the Province of San Luis with Banco Nación pursuant to Emergency Decree No. 214/02. Under Argentine law, Supreme Court rulings are limited to the particular facts and defendant in the case; however, lower courts tend to follow the interpretations made by the Supreme Court. There are also numerous other cases in the Argentine judicial system challenging the constitutionality of pesification pursuant to the Public Emergency Law. The Supreme Court’s decision creates uncertainty for the Argentine banking system as a whole and raises the possibility that the Argentine government may be required to provide additional financial assistance to banks in the form of U.S. Dollar-denominated bonds, a step which would add to the country’s outstanding debt and is viewed with concern by holders of Argentina’s outstanding bonds.

Through Decree No. 739/03 dated March 28, 2003, the Argentine government made a further attempt to eliminate the corralón by giving holders of deposits originally denominated in foreign currency the option to exchange such deposits for pesos at a rate of P$1.40 per US$1.00 (in the case of deposits originally denominated in U.S. Dollars) or at a comparable rate (in the case of deposits originally denominated in another foreign currency) adjusted based on the CER, plus accrued interest, and for 10-year U.S. Dollar denominated bonds to be issued by the Argentine government in an amount equal to the difference between the amount in pesos to be received by the depositors and the peso equivalent of the amount of the original deposit at the exchange rate applicable on April 1, 2003. This offer was accepted by holders of approximately 50% of these deposits.

The factors mentioned above have increased the pressures on an already weakened Argentine financial system. Certain foreign-controlled banks have closed their operations in Argentina. Given the depositors’ loss of confidence in the financial system, the elimination of the corralón could result in an attempt by such depositors to withdraw all of their deposits and convert such pesos into U.S. Dollars. Any new pattern of withdrawals would reverse the recent increase in the level of bank deposits while heavy conversions to U.S. Dollars could cause a sharp increase in the peso/U.S. Dollar exchange rate and in inflation.

Other Emerging Market Countries

Economic conditions in Argentina are to some extent also influenced by economic and securities market conditions in other emerging market countries. Although economic conditions are different in each country, investors’ reactions to developments in one country can have effects on the securities of issuers in other countries including Argentina.

There can be no assurance that Argentina’s economic conditions will not be affected negatively by events elsewhere, especially in emerging markets, or that such effects will not adversely affect the market value of Telecom’s securities.

PRESENTATION OF FINANCIAL INFORMATION

Exchange Rates. In this solicitation statement, except as otherwise specified, references to “$,” “US$” and “dollars” are to U.S. dollars, references to “P,” “P$” and “pesos” are to Argentine pesos and references to “euro” or “€” are to the single currency of the participants in the European Economic and Monetary Union. The exchange rate (ask price) between the dollar and the peso, as quoted by Banco Nación was P$3.37=US$1.00 as of December 31, 2002 and P$2.93=US$1.00 as of December 31, 2003. Prior to January 6, 2002, the exchange rate had been fixed at one peso per US dollar in accordance with the Convertibility Law. However, as a result of the elimination of the fixed exchange rate and the devaluation of the peso, the exchange rate between the dollar and the peso has declined substantially. Unless otherwise indicated, our balance sheets and income statements use the exchange rate as of each relevant date or period-end quoted by Banco Nación. This translation should not be construed as a representation that the peso amounts actually represent actual dollar amounts or that any person could convert the peso amounts into dollars at the rate indicated or at any other exchange rate. For more information regarding historical exchange rates and the peso, see “Background and Reasons for the APE Solicitation—Exchange Rates and Controls.”

As a convenience, we have provided translations into pesos for other currencies which are mentioned in this solicitation statement at the exchange rates in effect at December 31, 2003, including the Japanese yen, (P$2.736=¥100), and the euro, (P$3.6836=€1). We have also provided translations into dollars for other currencies which are mentioned in this solicitation statement at the exchange rates in effect as of December 31, 2003, including the Japanese yen at ¥107.09= US$1.00, the euro at €0.7954=US$1.00 and the peso at P$2.93=US$1.00. Unless otherwise indicated, peso, euro and Japanese yen amounts expressed in this solicitation statement as U.S. dollar equivalents have been calculated using the exchange rates in effect as of December 31, 2003, as set forth above.

In this solicitation statement, we provide references to U.S. dollars, euro and Japanese yen for information and calculation purposes only, and accordingly, this information should not be construed as a waiver of our right to challenge the constitutionality of Decree No. 410/02, or to claim the pesification of our outstanding debt in any current or future proceedings.

Financial Statements. Telecom’s consolidated financial statements have been prepared in accordance with Argentine GAAP (taking into account CNV regulations), which differ in certain significant respects from U.S. GAAP. These differences include methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X. However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC. For a discussion of the principal differences between Argentine GAAP and U.S. GAAP, see Note 16 to our consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001.

Accounting for Inflation. As a result of the new inflationary environment in Argentina and the reforms under the Public Emergency Law, the Federación Argentina de Consejos Profesionales de Ciencias Económicas (the Argentine Professional Council of Economic Sciences), or the FACPCE, approved a resolution on March 6, 2002 reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be stated in constant currency as of December 31, 2001 (the “Stability Period”). See Note 3(c) to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the FACPCE.

However, on March 25, 2003, the Argentine government repealed the provisions of the July 16, 2002 decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for inflation accounting to be discontinued as of March 1, 2003. Telecom complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

Since Argentine GAAP required companies to prepare price-level restated financial statements (through September 30, 2003), Telecom’s application, as a company under CNV supervision, of the CNV’s resolution represents a departure from Argentine GAAP.

Consolidation Method.    Until December 31, 1999, Telecom used the proportional consolidation method to report its investment in affiliate companies, where Telecom, together with Telefónica, had joint control (Telintar, Miniphone and Startel, all of which are defined below). The CNV has given its approval to this method which is in accordance with Argentine GAAP. Telecomunicaciones Internacionales de Argentina Telintar S.A., or Telintar, was under joint control through April 30, 1999, Miniphone S.A., or Miniphone, through September 30, 1999 and Startel S.A., or Startel, through December 31, 1999.

Change of Fiscal Year.    Telecom’s shareholders’ meeting held on September 14, 2000, approved the change in the closing date for Telecom’s fiscal year from September 30 to December 31, as well as the corresponding amendment to article 17 of Telecom’s bylaws which sets forth the closing date for the fiscal year. References to “year 2003”, “year 2002,” “year 2001” and “year 2000” are to the fiscal years ended December 31, 2003, December 31, 2002 and December 31, 2001 and the twelve-month period ended December 31, 2000, respectively, and references to “year 1999” are to the fiscal year ended September 30, 1999.

Certain amounts and ratios contained in this solicitation statement (including percentage amounts) have been rounded up or down in order to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this solicitation statement.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information is based on our historical audited consolidated financial statements as of and for the year ended December 31, 2003, appearing elsewhere in this solicitation statement. The unaudited pro forma consolidated income statement information has been prepared as if the consummation of the Telecom restructuring and the Telecom Personal restructuring, which we refer to collectively as the “restructurings,” had occurred on January 1, 2003, and the unaudited pro forma consolidated balance sheet information has been prepared as if the consummation of the restructurings had occurred on December 31, 2003. Pro forma assumptions are further described below. Pro forma adjustments are more fully described in the accompanying notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to represent what Telecom’s consolidated results of operations or financial position would actually have been had the restructurings in fact occurred on such dates, or to project Telecom’s consolidated results of operations or financial condition as of any future date or for any future period. The pro forma adjustments are based on currently available information and assumptions that we believe are reasonable. You should read carefully the unaudited pro forma consolidated financial information in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2003, appearing elsewhere in this solicitation statement, and “Operating and Financial Review and Prospects”.

In connection with the restructurings described in this solicitation statement, our management believes that the following pro forma assumptions and consequent restructuring scenario are the most probable.

The unaudited pro forma consolidated financial information has been prepared assuming that under the Telecom restructuring, holders of our outstanding debt (originally denominated in several currencies, equivalent to US$2,701 million to be restructured) elect:

(1)	Option A: to restructure the equivalent of US$500 million of outstanding debt and principal face amount adjustment with US$500 million of series A notes;

(2)	Option B: to restructure the equivalent of US$1,376 million of outstanding debt and principal face amount adjustment with US$1,301 million of series B notes; and

(3)	Option C: to retire the equivalent of the remaining US$825 million of outstanding debt and principal face amount adjustment under Option C for a cash payment of US$663 million.

The actual schedule of our debt service obligations upon consummation of the Telecom restructuring will also depend on several factors including but not limited to:

(a)	the elections made by holders of our outstanding debt pursuant to this solicitation statement;

(b)	any proration we undertake among the options (see “The APE Solicitation – Terms of the APE Solicitation – Proration”); and

(c)	the amount of the Option C cash payment and any reallocation of notes and cash consideration by the reviewing court.

See “Risk Factors—Risks Associated with the APE Solicitation.”

The unaudited pro forma consolidated financial information has also been prepared assuming that under the Telecom Personal restructuring, holders of Telecom Personal’s outstanding debt (originally denominated in several currencies, equivalent to US$595 million to be restructured) elect:

(1)	Option A: to restructure the equivalent of US$50 million of outstanding debt and principal face amount adjustment with US$50 million of Series A debt instruments;

(2)	Option B: to restructure the equivalent of US$396 million of outstanding debt and capitalized interest with US$372 million of Series B debt instruments; and

(3)	Option C: to retire the equivalent of the remaining US$149 million of outstanding debt and principal face amount adjustment under Option C for a cash payment of US$119 million.

Our consolidated financial statements have been prepared in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. See Note 16 to our audited consolidated financial statements as of and for the year ended December 31, 2003 for a description of the principal differences between Argentine GAAP and U.S. GAAP applicable to us.

Argentine GAAP establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should no longer be recognized. Argentine GAAP clarifies that an exchange of debt instruments is deemed to have been accomplished upon the issuance of debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money (see Consolidated debt evolution table below).

We have made the following assumptions in preparing the unaudited pro forma consolidated financial information. The adjusted pro forma amounts represent only a possible outcome of the restructurings based on the selected assumptions. The actual results will differ if these assumptions differ from the actual outcome of the restructurings.

Overall assumptions for the unaudited pro forma consolidated financial information

•	We have not given effect to the mandatory prepayment options under the restructurings since these options are contingent upon reaching certain levels of excess cash;

•	With respect to Telecom’s outstanding debt, we have assumed that holders of 18% of Telecom’s outstanding debt elect Option A, holders of 51% of Telecom’s outstanding debt elect Option B, and holders of 31% of Telecom’s outstanding debt elect Option C, in accordance with the proportional limits allocated to Option B and Option C in the Telecom restructuring;

•	With respect to Telecom Personal’s outstanding debt, we have assumed that its APE is completed and holders of 8% of Telecom Personal’s outstanding debt elect Option A, holders of 67% of Telecom Personal’s outstanding debt elect Option B, and holders of 25% of Telecom Personal’s outstanding debt elect Option C;

•	With respect to series A notes, we have assumed that holders of outstanding debt elect to have their new notes denominated in the currency in which the outstanding debt was originally issued, except for holders of peso-denominated debt, who are assumed to exchange their outstanding debt for new notes denominated in U.S. dollars. Thus, holders of peso-denominated debt elect new dollar-denominated notes, holders of dollar-denominated debt elect new dollar-denominated notes, holders of euro-denominated debt elect new euro-denominated notes, and holders of yen-denominated debt elect new yen-denominated notes;

•	As required by Argentine GAAP, we have discounted the new notes to their present value using a discount rate of 11.25% for dollar-denominated notes, 10.29% for euro-denominated notes and 6.81% for yen-denominated notes; and

•	The following exchange rates have been used in the preparation of the pro forma financial information:

Exchange rate (Actual)	December 31, 2002	December 31, 2003
Peso/US$	3.37	2.93
Peso/Euro	3.53	3.68
Yen/Peso	35.16	36.55

Assumptions for the unaudited pro forma consolidated balance sheet

•	We have assumed that the new notes will be payable in semiannual installments commencing on April 15, 2004; and

•	We have assumed the maintenance of a minimum balance of cash and banks for operational purposes, equivalent to the outstanding balance of cash and banks as of December 31, 2003.

Assumptions for the unaudited pro forma consolidated income statement

•	We have assumed the new notes will be payable in semiannual installments commencing on April 15, 2003.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2003

(In millions of Argentine pesos)

	Historical	(Unaudited)
		Adjustments for Telecom Restructuring		Adjustments for Telecom Personal Restructuring		Pro forma
ASSETS
CURRENT ASSETS
Cash and banks	26					26
Investments	2,441	(1,874	)(1.a)	(340	)(2.a)	227
Accounts receivable, net	581					581
Other receivables, net	150					150
Inventories, net	14					14
Other assets	3					3

Total current assets	3,215	(1,874)		(340)		1,001
NON-CURRENT ASSETS
Other receivables, net	193					193
Investments	47					47
Fixed assets, net	8,001	(42	)(1.b)	(8	)(2.b)	7,951
Intangible assets, net	845	(5	)(1.c)	(1	)(2.c)	839

Total non-current assets	9,086	(47)		(9)		9,030

TOTAL ASSETS	12,301	(1,921)		(349)		10,031

LIABILITIES
CURRENT LIABILITIES
Accounts payable	451					451
Debt	9,996	(7,390	)(1.d)	(1,524	)(2.d)	1,082
Salaries and social security payable	77					77
Taxes payable	151					151
Other liabilities	25					25
Contingencies	15					15

Total current liabilities	10,715	(7,390)		(1,524)		1,801

NON-CURRENT LIABILITIES
Debt	86	4,133	(1.d)	969	(2.d)	5,188
Salaries and social security payable	30					30
Taxes payable	—	105	(1.e)	(12	)(2.e)	93
Other liabilities	39					39
Contingencies	210					210

Total non-current liabilities	365	4,238		957		5,560

TOTAL LIABILITIES	11,080	(3,152)		(567)		7,361
Minority interest	32					32
Foreign currency translation adjustments	21					21
SHAREHOLDERS’ EQUITY	1,168	1,231	(1.f)	218	(2.f)	2,617

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	12,301	(1,921)		(349)		10,031

Total Shareholders’ Equity under Argentine GAAP	1,168	1,231		218		2,617
U.S. GAAP Adjustments
- Foreign currency translation	38					38
- Capitalization of foreign currency exchange differences	(566)	42	(1.g)	8	(2.g)	(516)
- Restructuring and repurchase of debt	(20)	(1,420	)(1.h)	(221	)(2.h)	(1,661)
- Other adjustments	7					7
- Tax effects on U.S. GAAP adjustments	205	482	(1.i)	74	(2.i)	761
- Valuation allowance for tax credits	(364)	265	(1.i)	99	(2.i)	—
- Minority interest	(12)					(12)

Total Shareholders’ Equity under U.S. GAAP	456	600		178		1,234

Notes to unaudited pro forma consolidated balance sheet (in millions of Argentine pesos)

1.	Pro forma adjustments to recognize the consummation of the Telecom restructuring:

Pro forma adjustments under Argentine GAAP

a.	Reflects the net effect of (1) cash proceeds of P$109 from the issuance of additional short-term debt and (2) the utilization of such amount plus P$1,874 out of the historical balance of investments to pay P$1,941 at the closing date of the Telecom restructuring and P$42 of transaction expenses.

b.	Reflects the reversal of historical capitalized foreign currency exchange losses of P$42 associated with the restructured debt under the Telecom restructuring.

c.	Reflects the charge to expense of unamortized debt issuance costs of P$5 related to existing restructured debt.

d.	Reflects the net effect of (1) the incurrence of additional short-term debt of P$109 (see 1.a. above); (2) the forgiveness of accrued interest and penalty interest of P$293; (3) the forgiveness of principal of P$694; (4) the payment of principal of P$1,941 (see 1.a. above); and (5) the gain on discounting the new debt of P$438. Also reflects the reclassification of P$4,133 from short-term debt to long-term debt (see Consolidated debt evolution table below). The nominal (contractual) amount of debt outstanding after giving effect to the restructuring will be greater than amounts shown in the “pro forma” column.

e.	Represents the tax effects of the pro forma adjustments at the statutory income tax rate of 35%. The tax effect represents (1) the recognition of a deferred tax liability of P$468 and (2) the reversal of the valuation allowance for P$363 that would not have been recognized had the deferred tax liability been recorded as of December 31, 2003. As more fully described in Note 10 to our consolidated financial statements, we treated the difference between the tax basis and indexed book basis of non-monetary items as temporary (in line with IAS and U.S. GAAP) as from the fiscal year 2002. However, in April 2003, the Professional Council of Economic Sciences in the city of Buenos Aires reached a consensus that differences between the tax basis and the related book basis would be permanent. Should the difference be regarded as permanent, the pro forma deferred tax liability of P$105 would turn into a deferred tax asset of P$1,096.

f.	Reflects the effects of the Telecom restructuring as follows:

Gain (loss)
Forgiveness of accrued interest and penalty interest	293
Forgiveness of principal	694
Gain on discounting the new notes	438
Reversal of capitalized foreign currency exchange losses	(42)
Expense of unamortized debt issuance costs	(5)
Transaction expenses	(42)

Total pro forma adjustments before tax effects	1,336
Tax effects on pro forma adjustments	(468)
Decrease in valuation allowance	363

Net gain on the Telecom restructuring	1,231

Pro forma adjustments under U.S. GAAP

g.	For U.S. GAAP purposes, foreign currency exchange differences cannot be capitalized and are expensed as incurred. The U.S. GAAP adjustment reflects the reversal of the pro forma adjustments described in 1.b. above.

h.	For U.S. GAAP purposes, Telecom’s restructuring is treated as a troubled debt restructuring in accordance with SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. Since the carrying amount of the outstanding debt does not exceed the total future cash payments specified by the new debt, no gain on the restructuring is recognized. For U.S. GAAP purposes, interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes with the carrying amount of the outstanding debt (average rate of 6.7%). As a result, the net effect of the restructuring will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes. Accordingly, this adjustment reflects the reversal of a portion of the pro forma adjustments described above, as follows:

Gain (loss)
Forgiveness of accrued interest and penalty interest	(293)
Forgiveness of principal	(694)
Gain on discounting the new notes	(438)
Expense of unamortized debt issuance costs	5

Total reversal of adjustments	(1,420)

i.	Represents the tax effects of: (1) the pro forma adjustments of the foregoing U.S. GAAP adjustments amounting to P$482; and (2) the reversal of the valuation allowance for P$265 that would not have been recognized under U.S. GAAP had the debt been restructured as of December 31, 2003.

2.	Pro forma adjustments to recognize the consummation of the Telecom Personal restructuring:

Pro forma adjustments under Argentine GAAP

a.	Reflects the utilization of P$340 out of the historical balance of investments to pay P$333 of principal and P$7 of transaction expenses.

b.	Reflects the reversal of historical capitalized foreign currency exchange losses of P$8 associated with the restructured debt under the Telecom Personal restructuring.

c.	Reflects the charge to expense of unamortized debt issuance costs of P$1 related to existing restructured debt.

d.	Reflects the net effect of (1) the forgiveness of accrued interest and penalty interest of P$16; (2) the forgiveness of principal of P$152; (3) the payment of principal of P$333 (see 2.a. above); and (4) the gain on discounting the new debt of P$54 (see Consolidated debt evolution table below). The nominal (contractual) amount of debt outstanding after giving effect to the restructuring will be greater than amounts shown in the “pro forma” column.

e.	Represents the tax effects of the pro forma adjustments at the statutory income tax rate of 35%. The tax effect represents (1) the recognition of a deferred tax liability of P$72 and (2) the reversal of the valuation allowance for P$84 that would not have been recognized had the debt been restructured as of December 31, 2003. As more fully described in Note 10 to our consolidated financial statements, we treated the difference between the tax basis and indexed book basis of non-monetary items as temporary (in line with IAS and U.S. GAAP) as from the fiscal year 2002. However, in April 2003 the Professional Council of Economic Sciences in the city of Buenos Aires reached a consensus that differences between the tax basis and the related book basis would be permanent. Should the difference be regarded as permanent, the pro forma deferred tax asset of P$12 would have been increased to P$238.

f.	Reflects the effects of the Telecom Personal restructuring as follows:

Gain (loss)
Forgiveness of accrued interest and penalty interest	16
Forgiveness of principal	152
Gain on discounting the new notes	54
Reversal of capitalized foreign currency exchange losses	(8)
Expense of unamortized debt issuance costs	(1)
Transaction expenses	(7)

Total pro forma adjustments before tax effects	206
Tax effects on pro forma adjustments	(72)
Decrease in valuation allowance	84

Net gain on the Telecom Personal restructuring	218

Pro forma adjustments under U.S. GAAP

g.	For U.S. GAAP purposes, foreign currency exchange differences can not be capitalized and are expensed as incurred. The U.S. GAAP adjustment reflects the reversal of the pro forma adjustment described in 2.b. above.

h.	For U.S. GAAP purposes, the Telecom Personal restructuring is treated as a troubled debt restructuring in accordance with SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. Since the carrying amount of the outstanding debt does not exceed the total future cash payments specified by the new debt, no gain on the restructuring is recognized. For U.S. GAAP purposes, interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new debt with the carrying amount of the outstanding debt (average rate of 7.6%). As a result, the net effect of the restructuring will be recognized prospectively as a reduction of the interest expense throughout the term of the new debt. Accordingly, this adjustment reflects the reversal of a portion of the pro forma adjustments described above, as follows:

Gain (loss)
Forgiveness of accrued interest and penalty interest	(16)
Forgiveness of principal	(152)
Gain on discounting the new notes	(54)
Expense of unamortized debt issuance costs	1

Total reversal of adjustments	(221)

i.	Represents the tax effects of: (1) the pro forma adjustments of the foregoing U.S. GAAP adjustments amounting to P$74; and (2) the reversal of the valuation allowance for P$99 that would not have been recognized under U.S. GAAP had the debt been restructured as of December 31, 2003.

Consolidated debt evolution (see 1.d and 2.d)

		(Unaudited)
	Historical	Forgiveness of principal	Forgiveness of interest	Gain on discounting the new debt	Payment of principal	Short-term debt	Reclassi- fication	Pro forma
Short-term debt
Outstanding debt
-Principal	9,145	(838)	528	(488)	(2,257)		(5,911)	179
-Accrued and penalty interest	851		(842)					9
New short-term debt	—					109		109
New debt	—						785	785

Total short-term debt	9,996	(838)	(314)	(488)	(2,257)	109	(5,126)	1,082

Long-term debt
Outstanding debt
-Principal	86	(8)	5	(4)	(17)		(35)	27
New debt	—						5,161	5,161

Total long-term debt	86	(8)	5	(4)	(17)	—	5,126	5,188

Total debt	10,082	(846)	(309)	(492)	(2,274)	109	—	6,270

Total debt (nominal)	10,102	(846)	(309)		(2,274)	109		6,782
Effect on discounting the debt	(20)			(492)				(512)

Total debt under Argentine GAAP	10,082	(846)	(309)	(492)	(2,274)	109	—	6,270

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31, 2003

(In millions of Argentine pesos, except per share data)

	Historical	(Unaudited)
		Adjustments for Telecom restructuring		Adjustments for Telecom Personal restructuring		Pro forma
Net sales	3,753					3,753
Cost of services	(2,640)	7	(1.a)	1	(2.a)	(2,632)

Gross profit	1,113	7		1		1,121
General and administrative expenses	(222)					(222)
Selling expenses	(784)					(784)

Operating income	107	7		1		115
Equity gain from related companies	2					2
Financial results, net	48	316	(1.b)	(108	)(2.b)	256
Other expenses, net	(168)					(168)
Gain on repurchase of debt	376	1	(1.c)	1	(2.c)	378

Net income (loss) before income tax and minority interest	365	324		(106)		583
Income tax	7	(100	)(1.d)	(71	)(2.d)	(164)
Minority interest	(21)					(21)

Net income (loss)	351	224		(177)		398

Net income per share	0.36					0.40

Net income (loss) under Argentine GAAP	351	224		(177)		398
U.S. GAAP Adjustments
- Foreign currency translation	(53)					(53)
- Capitalization of foreign currency exchange differences	196	(9	)(1.e)	(5	)(2.e)	182
- Restructuring and repurchase of debt	23	244	(1.f)	58	(2.f)	325
- Other adjustments	6					6
- Tax effects on U.S. GAAP adjustments	(79)	(82	)(1.g)	(19	)(2.g)	(180)
- Valuation allowance for tax credits	24	3	(1.g)	(13	)(2.g)	14
- Minority interest	17					17

Net income (loss) under U.S. GAAP	485	380		(156)		709

Net income per share under U.S. GAAP	0.49					0.72

Notes to unaudited pro forma consolidated income statement (in millions of Argentine Pesos)

1.	Pro forma adjustments to recognize the consummation of the Telecom restructuring for the year ended December 31, 2003:

Pro forma adjustments under Argentine GAAP

a.	Reflects the reversal of the amortization of capitalized foreign exchange losses that would not have been capitalized had the debt been restructured at the beginning of the year ended December 31, 2003.

b.	Under Argentine GAAP, the restructuring has been regarded as a debt extinguishment and accordingly the outstanding debt was no longer recognized. The pro forma adjustment reflects the net effects of (1) the reversal of the historical interest expense of P$514 recognized during the year ended December 31, 2003 and the recognition of accrued interest on the new debt of P$364 for the year ended December 31, 2003; (2) the additional foreign currency exchange gains of P$254 that would have been recognized had the outstanding debt been restructured at the beginning of the year ended December 31, 2003; (3) the reversal of the amortization of capitalized foreign currency exchange losses of P$1 that would not have been capitalized had the debt been restructured at the beginning of the year ended December 31, 2003; (4) the loss on accretion of new debt of P$93; and (5) the reversal of the amortization of debt issuance costs of P$4.

c.	Reflects the lower reversal of capitalized foreign exchange losses that would not have been recorded had the debt been restructured at the beginning of the year ended December 31, 2003.

d.	Represents the tax effects of the foregoing pro forma adjustments at the statutory income tax rate of 35%. The tax effect represents (1) the recognition of a deferred tax liability of P$113 and (2) the reversal of the valuation allowance for P$13 that would not have been recognized had the outstanding debt been restructured at the beginning of the year ended December 31, 2003.

Pro forma adjustments under U.S. GAAP

e.	For U.S. GAAP purposes, foreign currency exchange differences can not be capitalized and are expensed as incurred. The U.S. GAAP adjustment reflects the reversal of the pro forma adjustments described in 1.a, 1.b and 1.c above.

f.	For U.S. GAAP purposes, the Telecom restructuring is treated as a troubled debt restructuring in accordance with SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. Since the carrying amount of the outstanding debt does not exceed the total future cash payments specified by the new debt, no gain on the restructuring is recognized. Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new debt with the carrying amount of the outstanding debt (average rate of 6.7%). As a result, the net effect of the restructuring is recognized as a reduction of the interest expense throughout the term of the new notes. The pro forma adjustment reflects the net effect of (1) the reduction in interest expense of P$24 (2) the effect of foreign currency exchange gains of P$127 and (3) the reversal of the loss on accretion of new notes of P$93.

g.	Represents the tax effects of the foregoing U.S. GAAP pro forma adjustments at the statutory income tax rate of 35%. The tax effect represents (1) the recognition of a deferred tax liability of P$82 and (2) the reversal of the valuation allowance for P$3 that would not have been recognized had the debt been restructured at the beginning of the year ended December 31, 2003.

2.	Pro forma adjustments to recognize the consummation of the Telecom Personal restructuring for the year ended December 31, 2003:

Pro forma adjustments under Argentine GAAP

a.	Reflects the reversal of the amortization of capitalized foreign exchange losses that would not have been capitalized had the debt been restructured at the beginning of the year ended December 31, 2003.

b.	Under Argentine GAAP, the restructuring has been regarded as a debt extinguishment and accordingly the outstanding debt was no longer recognized. The pro forma adjustment reflects the net effects of (1) the reversal of the historical interest expense of P$90 recognized during the year ended December 31, 2003 and the recognition of accrued interest on the new debt of P$99 for the year ended December 31, 2003; (2) the reversal of foreign currency exchange gains of P$83 that would not have been recognized had the debt been restructured at the beginning of the year ended December 31, 2003; (3) the reversal of the amortization of capitalized foreign currency exchange losses of P$3 that would not have been capitalized had the debt been restructured at the beginning of the year ended December 31, 2003; and (4) the loss on accretion of new debt of P$19.

c.	Reflects the lower reversal of capitalized foreign exchange losses that would not have been recorded had the debt been restructured at the beginning of the year ended December 31, 2003.

d.	Represents the tax effects of the foregoing pro forma adjustments at the statutory income tax rate of 35%. The tax effect represents (1) the recognition of a deferred tax asset of P$37 and (2) the reversal of the valuation allowance decrease for P$108 that would not have been recognized had the outstanding debt been restructured at the beginning of the year ended December 31, 2003.

Pro forma adjustments under U.S. GAAP

e.	For U.S. GAAP purposes, foreign currency exchange differences cannot be capitalized and are expensed as incurred. The U.S. GAAP adjustment reflects the reversal of the pro forma adjustments described in 2.a, 2.b and 2.c above.

f.	For U.S. GAAP purposes, the Telecom Personal restructuring is treated as a troubled debt restructuring in accordance with SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings”. Since the carrying amount of the outstanding debt does not exceed the total future cash payments specified by the new debt, no gain on the restructuring is recognized. Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new debt with the carrying amount of the outstanding debt (average rate of 7.6%). As a result, the net effect of the restructuring is recognized as a reduction of the interest expense throughout the term of the new debt. The pro forma adjustment reflects the net effect of (1) the reduction in interest expense of P$2 (2) the effect of foreign currency exchange gains of P$37 and (3) the reversal of the loss on accretion of new debt of P$19.

g.	Represents the tax effects of the foregoing U.S. GAAP pro forma adjustments at the statutory income tax rate of 35%. The tax effect represents (1) the recognition of a deferred tax liability of P$19 and (2) the reversal of the valuation allowance decrease for P$13 that would not have been recognized had the debt been restructured at the beginning of the year ended December 31, 2003.

CAPITALIZATION

Subject to the following, the table below sets forth our consolidated debt, shareholders’ equity and certain other information, determined in accordance with Argentine GAAP, as of December 31, 2003 and as adjusted to give effect to the restructuring pursuant to the APE (applying the assumptions set forth under “Unaudited Pro Forma Consolidated Financial Information”). Our authorized and issued share capital as of December 31, 2003 amounted to P$984 million. Except as disclosed, as of the date of this solicitation statement there has been no material change in our capitalization since December 31, 2003, with the exception of accrued interest and effects of exchange rate differences. As a result of these factors and the economic instability in Argentina, investors should be aware that the historical financial information as of December 31, 2003 that is shown below may not fully reflect our financial condition as of a subsequent date.

	As of December 31, 2003		As Adjusted Post-Restructuring (unaudited)
	(in millions of constant pesos)(1)	(in millions of US dollars)(2)	(in millions of constant pesos) (6)		(in millions of US dollars)(2)
Cash and banks and current investments:
Cash and banks	26	9	26		9
Current investments	2,441	833	227		77

Total cash and banks and current investments (3)	2,467	842	253		86

Short-term Debt:
Short-term debt	9,145	3,121	1,073		366
Accrued and penalty interest	851	290	9		3

Total short-term debt	9,996	3,411	1,082		369

Long-term Debt:
Long-term debt	86	29	5,188		1,771

Total long-term debt	86	29	5,188		1,771

Total debt(4)	10,082	3,440	6,270	(5)	2,140

Shareholders’ Equity:
Common Stock	984	336	984		336
Inflation adjustment of Common Stock	3,044	1,039	3,044		1,039
Legal reserve	277	95	277		95
Accumulated deficit	(3,137)	(1,071)	(1,688)		(577)

Total shareholders’ equity	1,168	399	2,617		893

Total capitalization (7)(8)	1,254	428	7,805		2,664

(1)	As stated in Telecom’s consolidated financial statements as of and for the year ended December 31, 2003.
(2)	Translated into U.S. dollars at the exchange rate of P$2.93 per US$1.00. This translation should not be construed as a representation that the Argentine peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. On June 4, 2004 the closing exchange rate (ask price) quoted by Banco Nación was P$2.95 = US$1.00.
(3)	As of March 31, 2004 total cash and banks and current investments was P$2,778 million (US$971 million), comprised of P$ 11 million (US$4 million) of cash and banks and P$2,767 million (US$967 million) of current investments.
(4)	As of March 31, 2004 total debt was P$9,935 million (US$3,474 million), comprised of P$9,909 million (US$3,465 million) of short-term debt and P$26 million (US$9 million) of long term debt. Telecom’s total unconsolidated outstanding debt as of March 31, 2004 was P$8,055 million (US$2,816 million) (including the U.S. dollar equivalent, in the case of debt denominated in other currencies).

(5)	The nominal (contractual) amount of total debt, as adjusted to give effect to the restructuring, is approximately P$6,782 million (the equivalent of approximately US$2,315 million) as of December 31, 2003. Amounts presented in the table reflect the treatment of restructured debt obligations as required by Argentine GAAP. For U.S. GAAP purposes, Telecom’s restructuring is treated as a troubled debt restructuring in accordance with SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructurings.” Since the carrying amount of Telecom’s outstanding debt does not exceed the total future cash payments specified by its new debt, no gain on the restructuring is recognized. In making this determination for U.S. GAAP purposes, interest expense is determined by using an effective interest rate that equates the present value of the future cash payments specified by the new notes with the carrying amount of the outstanding debt.
(6)	Assumes Telecom Personal’s restructuring is consummated as proposed in its restructuring proposal described herein.
(7)	Total capitalization consists of total long-term debt and total shareholders’ equity.
(8)	As of March 31, 2004 total capitalization was P$1,318 million (US$461 million), comprised of total long-term debt of P$26 million (US$9 million) and total shareholders’ equity of P$1,292 million (US$452 million).

SELECTED FINANCIAL DATA

Our selected consolidated financial information, relating to the year ended September 30, 1999 and the twelve month period ended December 31, 2000 has been derived from our consolidated financial statements which have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers). Our annual consolidated financial statements relating to the year ended September 30, 1999 and the twelve month period ended December 31, 2000 are not included herein. Our selected consolidated financial information, shown below, relating to the years ended December 31, 2002 and 2001 has been derived from our annual consolidated financial statements which have been audited by Henry Martin, Lisdero y Asociados—one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L. —both member firms of Ernst & Young Global. Our selected consolidated financial information for the year ended December 31, 2003 has been derived from our annual consolidated financial statements included herein which have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global). The selected consolidated financial information should be read in conjunction with “Operating and Financial Review and Prospects” and our audited consolidated financial statements beginning on page F-1 of this solicitation statement.

Pricewaterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) have issued a qualified opinion on the consolidated financial statements of Telecom as of and for the year ended December 31, 2003 because of a departure from Argentine GAAP. As further discussed in Note 3.c. to the consolidated financial statements, Telecom has discontinued restating its financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. Such accountants’ report also includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern.”

Inflation Accounting

As a result of the inflationary environment in Argentina and the reforms under the Public Emergency Law, the FACPCE approved a resolution on March 6, 2002 reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 (the “Stability Period”) are to be stated in constant currency as of December 31, 2001. See Note 3(c) to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003.

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the FACPCE.

However, on March 25, 2003, the Argentine government repealed the provisions of the July 16, 2002 decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for inflation accounting to be discontinued as of March 1, 2003. Telecom complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, Telecom’s application, as a company under CNV supervision, of the CNV’s resolution represents a departure from Argentine GAAP.

Accounting Changes

Effective October 1, 2000, we adopted changes in certain accounting policies. The following is a summary of these changes:

•	adopting income tax deferral method;

•	charging pre-operating costs to income in the period in which incurred; and

•	charging customer acquisition costs to income in the period in which incurred.

The adoption of these changes in accounting policies has been accounted for as a retroactive adjustment, as required by Argentine GAAP. Financial information included herein as of and for the year ended September 30, 1999 has been restated for these changes.

Recent Accounting Pronouncements – Argentine GAAP

As explained in “Operating and Financial Review and Prospects—Recent Accounting Pronouncements (Argentine GAAP),” on January 14, 2003, the CNV approved RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles under Argentine GAAP. These new standards were adopted early by Telecom, as permitted by the resolution, as of January 1, 2002. Financial information included herein as of and for the years ended 2001 and 2000 and for the year ended September 30, 1999 has been restated for these changes.

We maintain our financial books and records and prepare our financial statements in pesos in conformity with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. For a summary description of the principal differences between Argentine GAAP and U.S. GAAP, see Note 16 to our consolidated financial statements as of and for the year ended December 31, 2003.

Unconsolidated Financial Information

For information regarding our financial and operating results on an unconsolidated basis see Note 15 to our consolidated financial statements as of and for the year ended December 31, 2003.

Exchange Rates

The exchange rate in effect as reported by Banco Nación as of December 31, 2003 was P$2.93=US$1.00. For additional information regarding exchange rates, see “Background and Reasons for the APE solicitation—Exchange Rates and Controls.”

CONSOLIDATED INCOME STATEMENT AND BALANCE SHEET DATA

As a result of the restructuring process, including the APE solicitation, our financial position and results of operations presented as of and for the years presented below may not be indicative of our future results of operations.

	As of and for the Year Ended December 31				As of and for the Year Ended September 30
	2003	2002	2001(10)	2000(10)	1999(10)
	(P$ millions, except per share and per ADS data and other data)
INCOME STATEMENT DATA(1)
Argentine GAAP Amounts
Net Sales	3,753	4,012	7,056	7,403	7,351
Cost of services, general and administrative and selling expenses	(3,646)	(4,216)	(6,183)	(6,196)	(5,664)
Operating income/(loss)	107	(204)	873	1,207	1,687
Other (net)(2)	(139)	(5,486)	(661)	(603)	(529)
Gain on repurchase of debt	376	—	—	—	—
Income tax	7	1,304	(112)	(242)	(461)
Net income/(loss)	351	(4,386)	100	362	697
Operating income/(loss) per share(3)	0.11	(0.21)	0.89	1.23	1.71
Operating income/(loss) per ADS(4)	0.54	(1.04)	4.43	6.13	8.57
Net income/(loss) per share(3)	0.36	(4.46)	0.10	0.37	0.71
Net income/(loss) per ADS(4)	1.78	(22.28)	0.51	1.84	3.54
Dividends per share(3)(5)(6)	—	—	—	0.47	0.60
Dividends per ADS(4)(5)(6)	—	—	—	2.38	3.00
U.S. GAAP Amounts(7)
Operating income/(loss)	53	(267)	743	1,112	1,495
Net income/(loss)	485	(1,653)	(3,501)	312	668
Net income/(loss) per share(3)	0.49	(1.68)	(3.56)	0.32	0.68
Net income/(loss) per ADS(4)	2.46	(8.40)	(17.78)	1.58	3.39

BALANCE SHEET DATA(1)
Argentine GAAP
Current assets	3,215	2,103	2,650	3,126	3,418
Fixed assets, net	8,001	9,689	10,613	11,340	10,989
Total assets	12,301	12,941	14,559	15,729	15,724

Current liabilities(8)	10,715	11,742	4,012	3,820	3,570
Non-current liabilities	365	345	5,318	6,312	6,490
Minority Interest	32	9	26	26	32
Foreign currency translation adjustments	21	28	—	—	—
Total shareholders’ equity	1,168	817	5,203	5,571	5,632

Total liabilities, minority interest, foreign currency translation adjustment and shareholders’ equity	12,301	12,941	14,559	15,729	15,724

Common stock	984	984	984	984	984
U.S. GAAP Amounts(7)
Total assets	11,661	12,156	15,214	15,758	15,794
Current liabilities	10,715	11,742	12,851	3,820	3,559
Non-current liabilities	455	389	853	6,369	6,527
Minority interest	35	35	41	26	34
Total shareholders’ equity	456	(10)	1,469	5,543	5,674

OTHER DATA
Ratio of earnings to fixed charges(9) (unaudited)
Argentine GAAP	1.7	—	1.2	1.8	2.9
U.S. GAAP	2.0	—	—	1.7	3.1

(1)	Figures for the year ended December 31, 2003 reflect adjustments for inflation until February 28, 2003. Figures for year 2002 reflect the adoption of inflation accounting for the entire period. Figures for years 2002, 2001, 2000 and 1999 have been restated in constant pesos as of February 28, 2003 for comparative purposes. See “Presentation of Financial Information” and “Selected Financial Data—Inflation Accounting.”
(2)	Other (net) includes equity gain (loss) from related companies, amortization of goodwill, financial results, net, other expenses, net and minority interest.
(3)	Calculated based on 984,380,978 shares outstanding during each year.
(4)	Calculated based on 196,876,196 ADSs outstanding in each year. Dividend figures do not give effect to any charges of the depositary of Telecom’s ADSs.
(5)	No dividends were paid for years 2001, 2002 and 2003. Nominal amounts of dividends in 2000 and 1999 were P$213 million and P$269 million, respectively. See “Dividend Policy and Dividends.”
(6)	Figures have been restated for inflation and do not represent nominal amounts as of payment dates. Payment under year 2000 column includes payments of dividends for fiscal years ended December 31, 2000 and September 30, 2000 as a result of Telecom’s change of fiscal year-end from September 30 to December 31 effective as of January 1, 2001. See “Presentation of Financial Information” and “Dividend Policy and Dividends.”
(7)	For information concerning certain differences between Argentine GAAP and U.S. GAAP as applied to the Financial Statements and for the related effects of the significant differences in operating income, net income and shareholders’ equity, see Note 16 to our financial statements as of and for the year ended December 31, 2003.
(8)	As a result of our payment defaults, our creditors have the right to accelerate substantially all of our financial indebtedness. Accordingly, we have classified all our debt as a current liability in our December 31, 2003 and 2002 balance sheets.
(9)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as the sum of (a) pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or equity gain or loss from related companies, (b) fixed charges and (c) amortization of capitalized interest minus (d) capitalized interest. A fixed charge is defined as the sum of: (1) all interest, whether expense or capitalized, (2) amortization of debt issue costs and (3) the interest-related portion of rental expense. Under Argentine GAAP, the ratio related to the year ended December 31, 2002 indicates less than one-to-one coverage. Consequently, earnings for this period are inadequate to cover fixed charges. A total amount of earnings of P$5,667 million is required to attain a ratio of one-to-one determined under Argentine GAAP for the year ended December 31, 2002. Under U.S. GAAP, the ratios related to the years ended December 31, 2002 and 2001 indicate less than one-to-one coverage. Consequently, earnings for these periods are inadequate to cover fixed charges. A total amount of earnings of P$2,861 million and P$3,379 million is required to attain a ratio of one-to-one determined under US GAAP for the years ended December 31, 2002 and 2001, respectively.
(10)	Figures for years 2001, 2000 and 1999 have been restated for the application of the new accounting standards in Argentina.

Consolidated and Unconsolidated Financial Information.

See our consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 beginning on page F-1. For a description of events that have occurred since the date of our most recent financial statements see “Information on Telecom—Recent Developments.”

Telecom’s compliance with certain covenants to be contained in the notes will be measured based on Telecom’s financial results excluding Telecom Personal and its subsidiaries. See “Description of the Notes.”

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the audited consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001 included elsewhere in this solicitation statement.

Financial data as of and for the year ended December 31, 2003 reflects adjustments for inflation until February 28, 2003. Financial data as of and for the fiscal year ended December 31, 2002 and 2001, the twelve-month period ended December 31, 2000 and the fiscal year ended September 30, 1999 has been restated in constant pesos as of February 28, 2003 for comparative purposes. See “Presentation of Financial Information” and “Selected Financial Data—Inflation Accounting” for a discussion of accounting presentation relating to inflation.

The continuing recession and political and economic crisis in Argentina in recent years has materially and adversely affected Telecom’s business. Because of the political and economic instability in Argentina and Telecom’s plans to restructure its outstanding debt pursuant to the APE, the following discussion may not be indicative of Telecom’s future results of operations, liquidity or capital resources and may not contain all of the necessary information to help compare the information contained in this discussion with results from previous or future periods. Accordingly, the following discussion should be read in conjunction with, and is qualified in its entirety by, the risk factors described in this solicitation statement.

Pricewaterhouse & Co. (a member firm of PricewaterhouseCoopers) and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global) have jointly issued a qualified opinion on the consolidated financial statements of Telecom as of and for the year ended December 31, 2003 because of a departure from Argentine GAAP. As further discussed in Note 3.c. to the consolidated financial statements, Telecom has discontinued restating its financial statements into constant currency effective March 1, 2003, as required by a CNV resolution. Argentine GAAP required companies to restate financial statements for inflation through September 30, 2003. Such accountants’ report also includes a paragraph describing the existence of substantial doubt about our ability to continue as a “going concern”.

Economic and Political Developments in Argentina

The substantial majority of Telecom’s property and operations are located in Argentina. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general, and Telecom in particular, as well as affect market conditions, prices and returns on Argentine securities, including those of Telecom. In the past several years, Argentina has experienced negative growth, high inflation, a large currency devaluation, loss of international reserves and limited availability of foreign exchange. Although the Argentine economy has shown signs of improvement in 2003, developments in macroeconomic conditions will likely continue to have a significant effect on Telecom’s financial condition and results of operations and Telecom’s ability to make payments of principal and/or interest on its indebtedness.

Economic and Political Developments

Argentina entered into an economic recession in the second half of 1998 in the context of financial crisis in emerging markets (including in Asia, Russia and Brazil). The recession in Argentina deepened further as public sector accounts began to be affected by the decrease in tax collections due to the recession and high interest rates on Argentina’s sovereign debt. Argentine real gross domestic product decreased by 3.4% in 1999, by 0.8% in 2000, by 4.4% in 2001, and by 10.9% in 2002, an overall decline of 18.4% for the period 1998 through 2002. In 2003, gross domestic product increased by 8.7% in 2003 over 2002.

Beginning in the second half of 2001 through the first half of 2002, Argentina experienced increased capital outflows, further decreases in economic activity and political infighting. As the recession caused tax revenue to drop, country risk spreads (the difference between a sovereign bond and a US bond of similar duration) climbed to extremely high levels, reflecting the public sector’s diminished creditworthiness. Financing for private sector companies was effectively eliminated under these circumstances. In January 2002 the Argentine government abandoned the Convertibility Law which fixed the peso/U.S. dollar exchange rate at 1:1 and adopted emergency economic measures which, among other things, converted and froze our tariffs into pesos at a 1:1 peso/U.S. dollar ratio (sometimes referred to as “pesification”).

The rapid and radical nature of changes in the Argentine social, political, economic and legal environment created a very unstable macroeconomic environment. Capital outflows increased in the first half of 2002, leading to a massive devaluation of the peso and an upsurge in inflation. In the six-month period ended June 2002, the consumer price index increased 30.5%. During this period the value of the peso compared to the U.S. dollar declined to a low of P$3.80=US$1.00 as of June 30, 2002 before improving to P$3.37=US$1.00 at December 31, 2002 and P$2.93=US$1.00 at December 31, 2003. See “Background and Reasons for the APE Solicitation—Exchange Rates and Controls.” As a result, commercial and financial activities in Argentina decreased significantly in 2002, further aggravating the economic recession. Real gross domestic product dropped by an estimated 10.9% in 2002 and the unemployment rate rose to a high of 21% as of May 2002.

The Argentine economy improved marginally during 2003. The peso appreciated against the U.S. dollar, from P$3.37 per US$1.00 at December 31, 2002, to P$2.82 per US$1.00 at April 30, 2003, to P$2.80 per US$1.00 at June 30, 2003, to P$2.915 per US$1.00 at September 30, 2003 and to P$2.93 per US$1.00 at December 31, 2003. In addition, economic activity began to recover in comparison to 2002 as consumers in Argentina purchased more domestic goods compared to imported products since the peso devaluation had caused imports to become even more expensive in comparison to locally produced goods. The impact of this import substitution resulted in a trade balance surplus of approximately US$15.6 billion in the twelve-month period ended December 2003. However, despite these changes and certain other improvements in Argentine financial indicators, the cumulative economic, social and political deterioration caused by the events of 2002 remains, and Argentine real gross domestic product is still far below pre-crisis levels. Moreover, while the key components of our business remain strong in 2003 and our operating results have been enhanced by the appreciation of the Argentine peso and the impact of our cost reduction initiatives, resulting in net income of P$351 million for the year ended December 31, 2003 compared to a net loss of P$4,386 million for the year ended December 31, 2002, our operating results and financial condition remain highly vulnerable to fluctuations in the Argentine economy.

During the first three months of 2004, the peso appreciated against the U.S. dollar, ending with a rate of P$2.86 per US$1.00 as of March 31, 2004 compared to P$2.93 per US$1.00 as of December 31, 2003. Inflation remained stable as the Argentine consumer price index increased by 1.1% during the first three months of 2004.

Inflation

The changes introduced in Argentina over the past few years, as discussed in “Background and Reasons for the APE Solicitation” have triggered significant inflation, although such inflation slowed in 2003. The cumulative increase in the consumer price index was 41% in 2002 and 3.7% in 2003. The wholesale price index increased 118% in 2002 and 1.9% in the year ended December 31, 2003, as reported by the Instituto Nacional de Estadística y Censos (the Argentine National Statistic and Census Institute), or INDEC. For the first three months of 2004, the increase in the consumer price index was 1.1%, and the increase in the wholesale price index was 1.6%, as reported by INDEC.

Ongoing Restructuring Efforts

As a consequence of a number of developments, including the deterioration of the economic environment in Argentina, the devaluation and volatility of the peso, the conversion into pesos and freezing of Telecom’s rates at the ratio of P$1.00=US$1.00 and uncertainties surrounding the adjustment of Telecom’s regulated rates, in the first half of 2002, Telecom announced the suspension of payments of principal and interest on its and its Argentine subsidiaries’ financial debt obligations. Since announcing the suspension of principal and interest payments on their financial indebtedness, each of Telecom, Telecom Personal and Publicom have been working with their financial advisors to develop a comprehensive plan to restructure all of their respective financial debt obligations and have taken the following steps to restructure their respective financial indebtedness.

Interest Payments

In June 2003, Telecom made an aggregate interest payment equal to the equivalent of US$96 million (excluding withholding tax), Telecom Personal made an aggregate interest payment equal to the equivalent of US$13 million (excluding withholding tax) and Publicom made an aggregate interest payment equal to the equivalent of US$0.04 million (excluding withholding tax). These interest payments represented all accrued but unpaid interest on each respective entity’s outstanding financial indebtedness to and including June 24, 2002 (without giving effect to any penalties or post-default interest rate increases) and 30% of all accrued but unpaid interest (without giving effect to any penalties or post-default interest rate increases) on the outstanding principal of each entity’s respective outstanding financial indebtedness for the period beginning on June 25, 2002 and ending on December 31, 2002.

Repurchase and Cancellation of Outstanding Indebtedness

In June 2003, Telecom purchased and cancelled an aggregate principal amount equal to the equivalent of approximately US$175 million of its outstanding medium term notes and US$34 million of its outstanding indebtedness under credit facilities with financial creditors (approximately 11% of its outstanding medium term notes and 5% of its indebtedness under credit facilities with financial creditors as of December 31, 2002), for aggregate consideration of the equivalent of US$115 million. Telecom purchased all of this financial indebtedness at a purchase price of 55% of the original principal amount.

Effective as of June 13, 2002, Telecom Personal refinanced US$60 million of its indebtedness under promissory notes held by the TITAN financial trust. See Note 8 to our consolidated financial statements as of and for the year ended December 31, 2003. Also in June 2003, Telecom Personal purchased and cancelled the equivalent of approximately US$80 million aggregate principal amount of its outstanding indebtedness under credit facilities with financial creditors (approximately 11% of its outstanding principal amount of indebtedness as of December 31, 2002) for aggregate consideration equal to the equivalent of US$44 million. Publicom also purchased and cancelled the equivalent of US$4 million aggregate principal amount of its outstanding indebtedness with financial creditors (82% of its outstanding principal amount of indebtedness as of December 31, 2002) for aggregate consideration of the equivalent of US$2 million. Telecom Personal and Publicom each purchased all such financial indebtedness at a purchase price of 55% of the original principal amount.

In April 2003, Núcleo S.A., or Núcleo, our Paraguayan mobile telephony subsidiary, reached an agreement with certain of its creditors to restructure approximately the equivalent of US$13.8 million principal amount of its total financial indebtedness, of which US$3.1 million was repaid as of December 31, 2003. Núcleo is currently in negotiations to refinance its remaining financial debt obligations, including its syndicated loan agreement, which amounted to US$59 million as of December 31, 2003 (including accrued but unpaid interest penalties and post-default interest rate increases). Because Núcleo’s restructured loan agreement includes a cross default suspension clause that expires on June 30, 2004, Núcleo may have to renegotiate its restructuring with all of its lenders if an agreement to refinance its remaining financial indebtedness is not completed by June 30, 2004 and any of the lenders whose loans have already been refinanced chooses to exercise its right of cross default.

In October 2003, Publicom repurchased all of its remaining financial indebtedness pursuant to an arrangement with one of its financial creditors. As a result of this and Publicom’s earlier debt repurchases carried out in June 2003, Publicom has effectively repaid or repurchased 100% of its financial indebtedness.

Telecom Restructuring Proposal and APE Solicitation

We have engaged in discussions and negotiations with an ad hoc committee formed by six of our lenders under our credit facilities, or the Committee, including discussions on alternative proposals to effect a restructuring of our outstanding debt. We have also engaged in discussions and negotiations with representatives of certain of our bondholders. Although we believe that we have addressed most of the principal concerns raised by our creditors in our discussions with them and have developed a comprehensive plan to restructure our outstanding debt pursuant to an acuerdo preventivo extrajudicial as set forth in this solicitation statement, our restructuring plan does not address all of the concerns of our creditors, including creditors who are not participants on the Committee. See “The APE Solicitation” and “Description of the APE.”

Telecom Personal Restructuring Proposal

Concurrently with our APE solicitation, Telecom Personal is conducting an APE solicitation in which it is soliciting its existing creditors to grant a power of attorney to execute an APE on their behalf, or commit to execute an APE directly, under which Telecom Personal will restructure the equivalent of approximately US$599 million of its outstanding unconsolidated debt as of December 31, 2003, including approximately the equivalent of US$27 million principal amount of intercompany obligations owed to Telecom as of December 31, 2003, by issuing new debt instruments to its existing creditors with new payment terms and by paying cash consideration and making partial cash interest payments. The terms of Telecom Personal’s new debt instruments pursuant to its restructuring are expected to be similar to the terms of Telecom’s unlisted notes pursuant to its APE. For a discussion of the consideration options Telecom Personal will make available to each of its existing creditors pursuant to its APE solicitation, See “The APE Solicitation—Telecom Personal Restructuring Proposal.” Telecom is currently discussing its restructuring proposal with representatives of its creditors, and Telecom is not certain whether Telecom Personal will complete its restructuring plan on the terms described in this solicitation statement. Telecom’s APE is not conditioned upon the completion of the Telecom Personal restructuring; however, Telecom has the right, in its sole discretion, to terminate the APE at any time prior to March 31, 2005 if Telecom Personal has not executed its APE agreement, unless Telecom has already received court approval for the APE.

Telecom Personal’s debt restructuring proposal does not include Telecom Personal’s guarantee of approximately the equivalent of US$42.6 million principal face amount of financial indebtedness of Núcleo. Núcleo is currently negotiating a restructuring of its financial indebtedness with its creditors. See “Operating and Financial Review and Prospects—Ongoing Restructuring Efforts—Repurchase and Cancellation of Outstanding Indebtedness.” If Núcleo is not able to restructure the indebtedness underlying Telecom Personal’s guarantee prior to the completion of Telecom Personal’s restructuring, Telecom Personal expects to amend its restructuring proposal in a manner in which the beneficiaries of the guarantee will be provided with the same consideration as the other holders of Telecom Personal’s financial indebtedness. See “The APE Solicitation—Telecom Personal Restructuring Proposal.”

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our overall operating results. These factors are based on the information currently available to our management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Our operating revenues are derived principally from basic telephony services. Basic telephony services includes local and long-distance telephone services, public telephones, installation charges, interconnection services and supplementary services. Telecom also provides international long distance, data transmission and Internet services. Through its subsidiaries, Telecom also derives revenues from other telephone-related services such as cellular telephone services and directory publishing.

Basic telephony services are provided directly by Telecom. Telecom’s cellular telephone services are provided in Argentina through Telecom’s 99.99% owned subsidiary, Telecom Personal, and in Paraguay through Núcleo, a 67.5% owned subsidiary of Telecom Personal. Telecom’s telephone directory publishing business is conducted through Publicom, a 99.99% owned subsidiary of Telecom. Telecom Argentina USA, a wholly owned subsidiary of Telecom, operates as a wholesale supplier of international telephone services.

Net Sales

The principal factors which affect Telecom’s net sales are rates and the volume of use of services. As described below, the effect of macroeconomic conditions, rate regulation and competition have had a significant effect on net sales in recent periods and are expected to continue to have a significant effect on net sales.

Impact of Political and Economic Environment in Argentina on Net Sales.    Levels of economic activity affect the volume of local and long-distance traffic, the demand for new lines and the levels of uncollectible accounts and disconnections. Demand for our services and the amount of revenues we collect is also affected by inflation. See “Summary—Future of Telecom if the Restructuring is Successful” for a description of Telecom’s current assumptions regarding future exchange rates, inflation and gross domestic product.

Effect of Rate Regulation on Net Sales.    The rates that Telecom charges in its basic telephony service business (including both monthly basic charges and measured service charges), installation charges in the basic telephony business, public telephone charges and charges for Internet dial up traffic are subject to regulation. These rates have been pesified and rate increases have been frozen by the Argentine government. Absent the Argentine government’s approval of an increase in regulated rates, future revenue from our basic telephony business service will depend principally on the number of lines in service and the minutes of use or “traffic” for local and long distance services. Telecom has been in discussions with regulators with respect to rate adjustments. However, there can be no assurance as to whether, and to what extent, Telecom will be permitted to increase its regulated rates. In the first quarter of 2004, the Argentine government announced that it would apply some increases in gas and electricity tariffs for certain wholesale and large industrial customers only. The government has not made any announcements with respect to adjusting regulated rates for telecommunications services, except for the agreement the Argentine government entered into with Telecom and Telefónica de Argentina S.A. whereby Telecom and Telefónica de Argentina S.A. agreed to maintain the current tariff structure we charge to our customers for basic telephony services until December 31, 2004. However, Telecom intends to continue its negotiations with the Argentine government regarding tariffs.

Effect of Competition on Net Sales.    The market for telecommunications services has been open to competition since 2000. In the periods leading up to the Argentine economic crisis, the Argentine telecommunications market became increasingly competitive. Although the economic crises have affected the operations of some of our competitors, the environment recently has been, and is expected to be, increasingly competitive as the Argentine economy recovers. In particular, Telecom expects that the domestic and international long-distance service, internet and cellular services will continue to be affected by competitive pressure.

These factors are expected to influence net sales in each of Telecom’s principal business segments as described below.

Basic Telephony Business.    As noted above, in the absence of rate adjustments, net sales in the basic telephony business will primarily depend upon the number of customers and the volume of traffic. Telecom anticipates that the number of lines in service and traffic will continue to gradually increase as the country recovers from economic recession. Nonetheless, Telecom does not expect to attain pre-crisis levels in these measures in the near future. We expect that overall penetration rates for fixed line service in Argentina will increase from approximately 21% at December 31, 2003 to approximately 23% at year-end 2011. We estimate that our total lines in service will be approximately 4,050,000 by 2011.

Although Telecom expects that net sales from public telephones will increase in the next few years, Telecom expects that net sales from public telephones will decline as a percentage of net sales. Interconnection fee revenues in future periods will be impacted by traffic volume, which is expected to increase in a manner which is consistent with overall economic activity. Telecom believes that revenues from international long-distance service will continue to decrease as a result of competition, lower relative pricing and decreasing market share.

Telecom expects that its percentage of revenues derived from data transmission will continue to increase over the next several years despite competitive pressures, principally as a result of increased traffic volume and connections driven by gross domestic product growth. We expect net sales from Internet services to continue to grow as a result of increased penetration of Internet services, higher traffic volumes and increases in the non-regulated business rates.

Wireless Telecommunication.    Growth in this revenue component is dependent on increased usage of wireless telecommunication service and an increase in rates charged for this service, a substantial part of which is not regulated but is subject to competitive pressures. While we experienced an increase in our cellular customer base during the economic crisis, our customers have switched to lower revenue generating plans, such as restricted use and prepaid plans. Our cellular customer base is expected to continue to grow at a faster rate than growth in the customer base for basic telephony services. We expect that Telecom Personal’s subscribers will increase in coming years, particularly prepaid subscribers, as Argentina gradually recovers from the recession. We estimate that we will reach a total of five million subscribers in or near 2011. However, average usage of wireless telecommunication service per user is expected to decline in the longer term as the customer base expands to incorporate lower-volume customers.

Cost of Services, General and Administrative and Selling Expenses

During fiscal year 2002, we implemented a cost reduction plan. Through this plan, we aimed to reduce costs by reducing our number of employees, lowering our media advertising, promotional and institutional campaign expenses, reducing our overhead costs, maintenance expenses and service fees, reducing levels of non-paying customers, improving the collection of our accounts and controlling our level of capital expenditures.

Our number of employees increased by 3.6% between December 31, 2002 and December 31, 2003 as a net result of the addition in October 2003 of 1,393 employees who had previously worked for us as employees of third-party contractors, which more than offset the reduction of employees under our cost reduction plan.

Our employees are both unionized and non-unionized. The wages of the unionized employees are subject to a collective bargaining agreement and to regulation by the Argentine government. Unionized wages were increased in July 2002, January 2003, March 2003 and May 2003. In addition, in July 2003, the Argentine government imposed a definitive, fixed increase in basic wages for employees covered by collective bargaining agreements. In September 2003 we signed an agreement with certain trade unions that provides for wage adjustments for the employees represented by these unions and our non-union employees received a salary increase and an extraordinary bonus. During the last quarter ended December 31, 2003, we experienced an approximately 23% increase in wage costs compared to the same three-month period in 2002, as a result of higher wages, extraordinary bonuses, higher labor taxes and the addition of new employees previously under third-party contracts. We expect that our wage costs will increase approximately 13% in 2004 as a result of the net impact of these wage increases and the increase in the number of employees. We expect that employee costs will be slightly higher in future periods as compared to levels experienced in 2003.

We incur materials and supplies charges which are directly related to the maintenance of our network, hardware and software. A significant portion of these expenses is incurred in currencies other than the peso. Accordingly, any devaluation in the peso relative to these other currencies will increase our costs. During 2002 and 2003, our maintenance expense levels were lower than our historical levels. We expect to incur higher maintenance expenses in the coming years in order to maintain the quality of our fixed-line services. Near-term maintenance costs are expected to increase in order to satisfy Telecom’s operational needs arising from under-investment in 2002 and 2003.

We pay interconnection fees to other operators for access, termination and long-distance transport for calls placed or received from those locations in the Southern Region where we do not have network coverage. We anticipate that these costs will increase in line with growth in traffic volumes associated with economic recovery and any applications of CER adjustments.

We pay fees for various services such as legal, security and auditing services and other management services. Since 2002 we have also incurred fees in connection with our debt restructuring process, although we expect these costs will be eliminated once the APE is consummated. Management fees have been significantly reduced in recent years as a result of the suspension of the management fees paid to the Operators, although this reduction has been partially offset by an increase in fees related to the restructuring.

We also incur costs for media, advertising, promotional and institutional campaigns. Although we have reduced these expenses in recent years as part of our cost reduction plan, we expect that these costs will increase in coming years as the economy improves and competition increases particularly with respect to our cellular and ADSL services, where our competitors have accelerated their technological upgrades and have intensified their marketing campaigns.

Our bad debt expense is generally affected by the economic and political environment in Argentina. At the beginning of the recession we experienced an increase in bad debt expense, but we have recently experienced reduced bad debt expense as customers with weaker credit have discontinued our service and we have collected amounts from overdue accounts. We expect that increases in our customer base in future periods will likely cause a corresponding increase in our levels of uncollectibles. We expect bad debt expense to gradually return to historical levels (approximately 3% of sales).

As a result of the foregoing factors, total expenses in future periods are expected to increase at a rate slightly higher than our revenue growth. Operating costs, including sales and marketing expenses, are expected to grow at a faster rate than other costs.

Factors affecting Telecom’s results in 2003 have resulted in operating margins that are higher than our historical average. These factors include an unusually low level of maintenance of fixed assets, unusually low sales and marketing costs, temporarily low levels of bad debt expense resulting from a financially stronger subscriber base, the collection of past due accounts, and lower employee costs than can be expected for future periods. Telecom’s management believes that the operating margins experienced in 2003 are not sustainable, and expects that, on average, over the 2004-2011 period operating margins will decline to historical levels.

Gain on Repurchase of Debt

Gain on repurchase of debt represents the gain resulting from our repurchase of a portion of our outstanding financial indebtedness in the cash tender offer completed in June 2003. See Note 12 to our consolidated financial statements as of and for the year ended December 31, 2003.

Argentine GAAP establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should no longer be recognized after the exchange. Argentine GAAP provides that an exchange of debt instruments is deemed to have been accomplished upon the issuance of debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. In accordance with Argentine GAAP, Telecom may recognize a gain on the extinguishment of the outstanding debt upon consummation of the APE.

Other (Net)

Other (Net) includes financial and holding results, other income and expenses (net) and investments in subsidiaries. The majority of our revenues are received in pesos whereas the majority of our financial indebtedness is, and after the APE will continue to be, substantially denominated in U.S. dollars and euro. Consequently, the “pesification” of our rates and subsequent fluctuations in the exchange rates between the peso and the U.S. dollar and euro have affected and will continue to affect the amount of our revenues in comparison to our debt service obligations.

In accordance with Technical Resolution No. 6 of the FACPCE, financial items included in the income statement are presented after taking into account the effects of inflation to the extent inflation accounting is required for that period. See “Significant Accounting Policies–Accounting for Inflation.” Gains and losses from monetary position represent the effects of inflation on Telecom’s monetary liabilities and assets. See “Selected Financial Data.” Accordingly, financial and holding results are subject to significant fluctuations based on the depreciation or appreciation in the peso relative to other currencies and reflect the impact of the adjustments for inflation required until February 28, 2003.

Our expectations regarding our future revenues, expenses and profits as described above are based on certain macroeconomic assumptions. We have made assumptions that we believe are conservative because these macroeconomic assumptions involve factors that are not within our control. The expectations and assumptions described above constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Critical Accounting Policies

Telecom’s financial statements are prepared in accordance with Argentine GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management continually evaluates its estimates and judgments based on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Telecom’s accounting polices are more fully described in the Notes to its consolidated financial statements as of and for the year ended December 31, 2003, particularly Notes 3, 4, 10 and 12. Management believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect Telecom’s financial condition and results of operations.

Income Taxes—Deferred tax assets and tax credit on minimum presumed income

As of December 31, 2003 and December 31, 2002, Telecom had significant deferred tax assets which were generated principally by the devaluation of the peso. The recoverability of these deferred tax assets is assessed periodically. In accordance with Argentine GAAP, the recoverability of these assets depends on the existence of sufficient taxable income to offset against the tax credits within the carryforward period available under the tax law.

The Argentine government, through Decree No. 2568/02, stated that foreign currency exchange losses arising from holding assets and liabilities denominated in foreign currency as of January 6, 2002 had to be determined using an exchange rate of US$1=P$1.40. The net foreign currency exchange loss resulting from this calculation procedure (P$1.40 minus P$1.00) was to be considered deductible, for income tax purposes, at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was US$1=P$3.37. Under the terms of Decree No. 2568/02, the difference between P$1.40 and P$3.37 was to be deducted entirely for income tax purposes in fiscal year 2002.

Since Telecom’s management has determined that it is more likely than not that some portion or all of the net deferred tax assets will not be realized, management has recorded a reserve as of December 31, 2002 and December 31, 2003 for the total value of Telecom’s and Telecom’s Personal’s deferred tax credits. Management’s judgments regarding the probability that these tax credits will be recognized may change based on future conditions, particularly changes in exchange rates, the outcome of pending rate renegotiations with the Argentine government, the successful restructuring of debt obligations and other factors. These changes may require material adjustments to these deferred tax asset balances.

Telecom has also recorded an asset of P$151 million as of December 31, 2003 relating to the value of its tax credit related to minimum presumed income. Since this tax credit may be used in the next ten years, the Board of Directors of Telecom estimates that, based on current economic projections, the recoverability of this tax credit is more likely than not. Therefore, no reserve was recorded under Argentine GAAP as of December 31, 2003 against the tax credit for minimum presumed income.

Under U.S. GAAP, SFAS 109 provides more specific and strict rules relating to the evaluation of the recoverability of deferred tax assets. Under SFAS 109, when deciding whether to reserve against any deferred tax asset, an enterprise must consider several positive and negative factors and make a judgment as to whether to record a total or partial valuation allowance against these assets. Negative factors to be considered include uncertainties that may adversely affect operations and profit levels on a continuing basis in future years and whether the length of the carryforward period is so brief that it would limit the realization of the tax credit.

Although Telecom’s financial projections indicate that Telecom may be able to recover the tax credits related to the minimum presumed income tax credits of Telecom and Telecom Personal, due to the current macroeconomic environment and uncertainties surrounding Telecom’s and Telecom Personal’s business, the information provided in Telecom’s financial projections is not considered sufficient evidence of the recoverability of its tax credits under the criteria established by SFAS 109. Therefore, for purposes of Telecom’s reconciliation of Argentine GAAP to U.S. GAAP, Telecom has recorded a valuation allowance for the full amount of the minimum presumed income tax credits of Telecom and Telecom Personal as of December 31, 2003 under U.S. GAAP.

Fixed and intangible assets—Estimated useful lives and recoverability

Telecom has significant tangible and intangible assets. The determination of the estimated useful lives of these assets and whether or not these assets are impaired involves significant judgment.

These assets have been depreciated based on their useful lives which is estimated for each class of fixed and intangible assets. Whether the applicable depreciation rates are reasonable must be considered in the context of the deregulation and increased competition which has characterized the Argentine telecommunications market since October 1999.

As a consequence of its review of the useful lives of Telecom’s fixed assets performed in the year 2001 by an independent specialist, Telecom determined that the remaining lives of the copper external wiring and related infrastructure should be extended due to the development of the ADSL (Asymmetric Digital Subscriber Line) technology and the massive deployment of its services during the year 2001. Therefore, Telecom extended the remaining useful life assigned to these assets by 5 years and adopted new depreciation rates and a broader classification for the new assets as of January 1, 2001.

The recoverable value of fixed and intangible assets depends on the ability of these assets to generate sufficient net cash flows to absorb the net book value of these assets during the estimated useful lives of such assets. The management of Telecom periodically evaluates the recoverable value of its fixed and intangible assets by preparing economic and financial projections which provide for alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis that are both probable and conservative.

Argentine GAAP requires Telecom to assess whether the carrying amount of an asset is recoverable by estimating the sum of the undiscounted future cash flows expected to be derived from the asset. If the recoverable amount is less than the carrying amount, an impairment charge must be recognized. The amount of the impairment charge to be recognized should be based on the sum of the discounted future cash flows. This methodology is similar to the methodology provided by SFAS 144 under U.S. GAAP. Telecom analyzed the recoverability of the carrying values of its fixed assets using the methodology required by Argentine GAAP and determined that, assuming that its tariffs are effectively renegotiated, the value of its fixed assets and intangible assets is recoverable. Changes in Telecom’s current expectations and operating assumptions, including changes in Telecom’s business strategy, technology evolution, and/or changes in market conditions, as well as changes in future cash flow estimates due to, among other things, the outcome of the pending tariff negotiations with the Argentine government, could significantly impact these judgments and require future adjustments to recorded assets.

Intangible assets with indefinite useful life—PCS license

Beginning in year 2002, in accordance with new Argentine accounting standards, Telecom stopped amortizing the value of its PCS license because this license is an intangible asset with an indefinite useful life.

In accordance with Argentine GAAP, Telecom assessed whether the carrying amount of this license is recoverable by estimating the sum of the undiscounted future cash flows expected to be derived from this asset and did not find that the book value of the PCS license to be impaired.

SFAS No. 142, under U.S. GAAP, requires that intangible assets with indefinite useful lives should not be amortized but should be tested for impairment by comparing the asset’s book value to its estimated fair value. Based on Telecom’s assessment of the recoverability of its PCS license, using the methodology required by SFAS No. 142, Telecom concluded that the current book value of the asset is not impaired.

The recoverability of an indefinite life intangible asset such as the PCS license requires Telecom’s management to make assumptions about the future cash flows expected to be derived from such asset. Management’s judgments regarding future cash flows may change due to future market conditions, business strategy, technology evolution and other factors. These changes, if any, may require material adjustments to the book value of the PCS license.

Contingencies

Telecom is subject to proceedings, lawsuits and other claims related to labor, civil and other matters. In order to determine the proper level of reserves relating to these contingencies, Telecom’s management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Telecom’s management consults with internal legal counsel on matters related to litigation and consults with internal and external experts in the ordinary course of business. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual issue. Telecom’s determination of the required reserves may change in the future due to new developments in each matter or changes in Telecom’s method of resolving such matters, such as a change in settlement strategy.

Capitalization of foreign currency exchange differences related to debt for fixed asset acquisitions.

As a consequence of the significant devaluation in the peso during the year 2002, the CPCECABA issued Resolution No. 3/02, which was subsequently adopted by CNV General Resolution No. 398. This resolution provides that any exchange rate differences arising on or after January 6, 2002 relating to liabilities denominated in foreign currency as of such date must be allocated to the cost of assets for which such liabilities were incurred (for example the assets constructed or refinanced with the proceeds of a debt financing) in accordance with the terms and conditions of the professional standards.

Under CNV General Resolution No. 398, a company may choose to, but is not required to, capitalize foreign exchange differences related to debt for fixed asset acquisitions, as described above. Under the CPCECABA Resolution No. 3/02, however, capitalization of foreign exchange differences related to debt for fixed asset acquisitions was mandatory. Telecom capitalized its foreign exchange differences related to debt for fixed asset acquisitions in accordance with CNV General Resolution No. 398. On July 28, 2003 the CPCECABA issued Resolution CD No. 87/03 which eliminated Resolution No. 3/02. Consequently, since July 29, 2003, Telecom has discontinued the capitalization of foreign currency exchange differences related to debt for fixed asset acquisitions. Under U.S. GAAP, the capitalization of foreign exchange differences related to debt for fixed asset acquisitions is not permitted. See Note 16 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003.

Significant Accounting Policies

The following accounting policies do not generally require management to make critical estimates and judgments comparable to those described under “Critical Accounting Policies.” However, we believe that a description of these key accounting policies will facilitate an analysis and understanding of our financial statements. The information set forth below should be read in conjunction with the more detailed information regarding our accounting policies set forth in the Notes to our consolidated financial statements, particularly Notes 3, 4, 10 and 12 to our consolidated financial statements as of and for the year ended December 31, 2003.

Accounting for Inflation

Telecom’s consolidated financial statements have been prepared in constant pesos recognizing the effects of wholesale inflation. In July 2002, the Argentine government issued Decree No. 1269/02 establishing accounting for inflation in financial statements. The CNV, through General Resolution No. 415/02, adopted this procedure but it was later discontinued for periods after February 28, 2003. Consequently, Telecom’s audited financial statements as of and for the fiscal year ended December 31, 2003 reflect adjustments for inflation through February 28, 2003. Financial information as of and for the fiscal years ended December 31, 2002 and 2001, the twelve-month period ended December 31, 2000 and the fiscal year ended September 30, 1999 has also been restated for comparative purposes based on constant pesos as of February 28, 2003.

Due to the increase in the wholesale price index of 118% in the period of January through December 31, 2002 and 0.7% in the period of January 1, 2003 through February 28, 2003, which is used to determine the adjustment for inflation, the reinstatement of inflation accounting in accordance with Argentine GAAP has had a significant effect on our financial condition and results of operations.

Revenue recognition

Our recording of revenues is described in more detail in Note 4(b) to our consolidated financial statements as of December 31, 2003, and for the years 2002 and 2001.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month. Basic fees are generally billed monthly in advance and are recognized on the month when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided. Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Disclosure of Telecom’s debt

Since some of our creditors have exercised their right to accelerate the maturity of our debt and certain of our notes contain cross default and/or cross acceleration clauses, we have categorized our financial indebtedness as current as of December 31, 2002 and December 31, 2003, except for the debt with the TITAN financial trust of Telecom Personal which was refinanced as indicated in Note 8 to our consolidated financial statements as of and for the year ended December 31, 2003 and certain debt of Núcleo. Our decision to classify this debt as current is based on the creditor’s ability to require payment of these liabilities in the current period although these creditors have not generally sought to do so.

Recent Accounting Pronouncements (Argentine GAAP)

New Accounting Standards

On January 14, 2003, the CNV approved, with certain amendments, RT 16, 17, 18, 19 and 20 of the FACPCE which establish new accounting and disclosure principles under Argentine GAAP. These new RTs reflect the harmonization of Argentine GAAP with International Financial Reporting Standards (IFRS) undertaken by the International Accounting Standards Committee (IASC).

Telecom adopted these new standards early as of January 1, 2002 as permitted by the resolution. The principal changes in valuation and disclosure criteria resulting from the adoption of these new standards are as follows:

•	RT 16—Framework for the Preparation and Presentation of Financial Statements.

•	In December 2000, the FACPCE issued RT 16, which sets out the concepts that underlie the preparation and presentation of financial statements for external reporting. The purpose of the framework is to assist the board of the FACPCE, preparers and auditors of financial statements, and other interested parties in achieving their aims. The framework does not define standards for any particular measurement or disclosure issue. Nothing in the framework overrides any specific Technical Resolution. Among other things, the framework deals with (a) the objective of financial statements; (b) the qualitative characteristics that determine the usefulness of information in financial statements; (c) the definition, recognition and measurement of the elements from which financial statements are constructed; and (d) the concepts of capital and capital maintenance.

•	RT 17—Overall Considerations for the Preparation of Financial Statements.

•	In December 2000, the FACPCE issued RT 17, which sets out guidelines for the recognition and measurement of assets and liabilities and the introduction of benchmark and alternative accounting treatments. The recognition and measurement of specific transactions and other events is dealt with in other Technical Resolutions.

•	Accounting Measurement of Certain Assets and Liabilities at Their Fair Value. Among other things, RT 17 sets out guidelines for the recognition and measurement of certain assets and liabilities at their fair value. RT 17 establishes that certain monetary assets and liabilities are to be measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities.

•	Loans Arising From Refinancing. RT 17 also establishes that an exchange of debt instruments with substantially different terms is a debt extinguishment and that the old debt instrument should be derecognized. RT 17 clarifies that from a debtor’s perspective, an exchange of debt instruments is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

•	PCS License. Telecom also adopted RT 17 provisions, as amended by the CPCECABA, for accounting recognition of indefinite life intangibles. This standard prescribes the accounting treatment for identifiable intangibles after initial recognition. Upon adoption of the standard, amortization of indefinite life intangibles cease. Periodic impairment testing of these assets is now required.

•	RT 18—Specific Considerations for the Preparation of Financial Statements

•	In December 2000, the FACPCE issued RT 18, which sets out the recognition, measurement and disclosure criteria for specific transactions and other events.

•	Temporary Differences from Translation. In particular, RT 18 prescribes the method used to translate the financial statements of foreign subsidiaries. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities.” A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of Telecom. Telecom’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by the CPCECABA, financial statements were translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

•	RT 19—Amendments to Technical Resolutions No. 4, 5, 6, 8, 9, 11 and 14

•	In December 2000, the FACPCE issued RT 19.

•	Reclassification of Costs Included in Net Sales. In particular, RT 19 provides for certain specific disclosure provisions related to balance sheet and income statement items in the financial statements. Among others, RT 19 provides that only returns and other allowances should be deducted from net sales, while direct taxes and other costs directly associated with sales, i.e. turnover tax, should now be presented as operating costs.

•	Reclassification of Goodwill. Also, RT 19 prescribes that goodwill recorded by consolidated subsidiaries should be disclosed as a separate line item in the balance sheet.

•	RT 19 also amends Technical Resolution No. 8, or RT 8, and establishes that interim balance sheet amounts should be compared to the prior year-end while interim statement of income, changes in shareholders’ equity and cash flow amounts should be compared to the corresponding period of the prior year.

•	RT 20—Accounting for Derivative Instruments and Hedging Activities

•	Derivative Financial Instruments. In April 2002, the FACPCE issued RT 20, which establishes accounting and reporting standards for derivative instruments and for hedging activities. RT 20 requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. RT 20, as amended by the CPCECABA, prescribes that changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified into earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Gains and losses on derivative instruments that are not designated as a hedging instrument are recognized in earnings in the period of change. Any hedge ineffectiveness and changes in the fair value of instruments that do not qualify as hedges are reported in current period earnings.

•	As of December 31, 2003, Telecom holds no derivative financial instruments and does not currently engage in hedging activities.

•	RT 21—Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions

•	In February 2003, the FACPCE issued RT 21, which amends Technical Resolutions No 4 and 5 and introduces certain amendments to other standards. This standard, as amended by the CPCECABA, was adopted by CNV in March 2004. This standard will be effective for fiscal year 2005.

See Note 16 to our consolidated financial statements as of and for the year ended December 31, 2003 for a discussion of the differences between U.S. GAAP and Argentine GAAP.

Recent Developments

For purposes of this section, we refer to the three months ended March 31, 2004 as the “first three months of 2004”, and the three months ended March 31, 2003 as the “first three months of 2003”.

Set forth below is unaudited condensed consolidated income statement information for the three months ended March 31, 2004 and 2003:

	As of and for the Three Months Ended March 31
	2004	2003
	(unaudited)
	(P$ millions, except per share and per ADS data and other data)
INCOME STATEMENT DATA(1)(2)
Argentine GAAP Amounts
Net Sales	1,017	851
Cost of services, general and administrative and selling expenses	(952)	(875)
Operating income/(loss)	65	(24)
Other (Net)	63	930
Income tax	(4)	1
Net income	124	907
Operating income/(loss) per share(3)	0.07	(0.02)
Operating income/(loss) per ADS(4)	0.33	(0.12)
Net income per share(3)	0.13	0.92
Net income per ADS(4)	0.63	4.61
Dividends per share(3)(5)	—	—
Dividends per ADS(4)(5)	—	—

(1)	Figures for the three months ended March 31, 2003 reflect adjustments for inflation until February 28, 2003. See “Presentation of Financial Information” and “Selected Financial Data—Inflation Accounting.”
(2)	Telecom’s compliance with certain covenants to be contained in the notes will be measured based on Telecom’s unconsolidated financial results excluding Telecom Personal and its subsidiaries.
(3)	Calculated based on 984,380,978 shares outstanding during each period.
(4)	Calculated based on 196,876,196 ADSs outstanding in each period. Dividend figures do not give effect to any charges of the depositary of Telecom’s ADSs.
(5)	No dividends were paid for year 2003. See “Dividend Policy and Dividends.”

For the three months ended March 31, 2004, Telecom had net income of P$124 million, compared to net income of P$907 million for the three months ended March 31, 2003. The decline in reported net income was mainly due to the lower amount of net foreign currency gains of P$262 million for the three months ended March 31, 2004 resulting from the devaluation of the Argentine peso against the U.S. dollar and the euro, compared to net foreign currency gains of P$1,116 million for the three months ended March 31, 2003.

Telecom had consolidated net sales of P$1,017 million in the first three months of 2004 compared to P$851 million in the first three months of 2003, as a result of the recovery in demand for services, particularly for cellular services in Argentina. The basic telephony business benefited from a higher number of lines in service, increased traffic and higher interconnection revenues. The cellular business in Argentina improved as a result of an increase in cellular subscribers, increased minutes of use, an increase in the sale of prepaid cards and the incorporation of revenues related to charges to other cellular operators for the termination of calls. The Internet business benefited from an increase in ADSL subscribers.

While Telecom has continued to emphasize strong cost controls, cost of services, general and administrative expenses and selling expenses have increased from P$875 million in the first three months of 2003 to P$952 million in the first three months of 2004 as a result of increased personnel expenses due to higher salaries for unionized and non-unionized employees. Costs also increased for certain items, such as commissions paid to vendors in the cellular business as a result of higher sales. Furthermore, as a result of the recovery of demand for services, Telecom increased its capital and marketing expenditures in order to maintain the quality of its service and its competitive position. Moreover, the incorporation of costs related to charges paid for the termination of calls in other cellular operators’ networks also increased operating costs for the first three months of 2004. These cost increases in the first three months of 2004 were partially offset by lower depreciation of fixed assets.

Although we cannot predict with a high degree of certainty our future results and financial condition, as of the date of this solicitation statement, we expect our operating results and financial condition for the rest of 2004 to be in line with the first three months of 2004, but we expect to fund a higher amount of capital expenditures and to incur higher commercial and operating expenses for our and our subsidiaries’ operations during the rest of 2004 than we did in the first three months of 2004. In addition, any deterioration in the value of the peso versus the dollar, euro or yen could impact our results, because a portion of our expenses and a substantial portion of our debt are denominational in dollars, euro and yen. We expect any successful completion of the APE to occur by March 31, 2005, and anticipate that the successful completion of the APE will impact our operating results and financial condition in 2005. Our expectations regarding our future revenues, expenses and profits as described above are based on certain macroeconomic assumptions that involve factors that are not within our control. The expectations and assumptions described above constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Net Sales.    Detailed below are the major components of net sales for the three months ended March 31, 2004 and 2003.

	Three Months Ended March 31		% of Change
	2004	2003	2004-2003
	(P$ millions)		Increase/ (Decrease)
NET SALES
Voice, data and Internet
Measured service charges	225	204	10.3
Monthly basic charges	154	153	0.7
Installation charges	7	5	40.0
Public telephone service	44	43	2.3
International long-distance service	54	53	1.9
Data transmission	79	83	(4.8)
Interconnection revenues	50	35	42.9
Internet revenues	18	14	28.6
Other national basic telephony services	24	22	9.1
Wireless telecommunication service	360	237	51.9
Directory publishing	2	2	—

Total net sales	1,017	851	19.5

During the first three months of 2004, net sales increased approximately 20% to P$1,017 million from P$851 million in the first three months of 2003. As discussed above, the increase in net sales was mainly due to a recovery in demand, particularly in the cellular business in Argentina and Internet subscriptions and lower discounts in domestic long distance services. These increases were partially offset by our inability to raise tariffs as a result of the freezing of rates after the “pesification” enforced by the Argentine government.

Measured Service Charges and Monthly Basic Charges.    Revenues from measured basic service charges and monthly basic charges also include charges for supplementary services (which include call-waiting, call-forwarding, three-way calling, direct inwards dialing, toll-free service and voicemail, among others).

Revenues from traffic (defined as measured service plus monthly basic charges) represented 37% of our total net sales for the first three months of 2004, compared to 42% of our total net sales for the first three months of 2003. Revenues from traffic increased by 6% to P$379 million in the first three months of 2004, from P$357 million in the first three months of 2003. Measured service charges increased 10% to P$225 million in the first three months of 2004 from P$204 million in the first three months of 2003. This increase was due primarily to the increase in local telephony revenues due to higher traffic volumes, which increased by 7% in the first three months of 2004 compared to the first three months of 2003. Revenues from domestic long distance traffic also increased as a consequence of higher traffic and higher average rates resulting from a reduction in promotional discounts.

Monthly basic charges increased 1% to P$154 million in the first three months of 2004 when compared with the first three months of 2003. This increase was mainly due to an increase in the number of customer lines in service. Lines in service as of March 31, 2004 increased to approximately 3,674,000 due to the recovery in demand, compared to approximately 3,560,000 as of March 31, 2003. Monthly charges continued to remain stable as a result of the “pesification” and freeze on rates enforced by the Argentine government on January 6, 2002.

Installation Charges.    During the first three months of 2004, installation charges received from new customers increased by 40% to P$7 million from P$5 million in the first three months of 2003. This increase was primarily due to an increase in the number of lines connected during this period.

Public Telephone Service.    Revenues from public telephone service increased approximately 2% to P$44 million in the first three months of 2004, from P$43 million in the first three months of 2003. This slight increase was principally due to the higher traffic generated by public telephony telecommunications centers, or Telecentros, in the first three months of 2004.

International Long-Distance Service.    During the first three months of 2004, international long-distance service revenues increased by approximately 2% to P$54 million from P$53 million in the first three months of 2003. This marginal increase was due to the increase in incoming traffic and an overall decline in promotional discounts on international long distance services, which was partially offset by a 3% decline in outgoing international long distance traffic for the first three months of 2004 compared to the first three months of 2003.

Data Transmission.    Revenues generated by the data transmission business decreased 5% to P$79 million in the first three months of 2004 from P$83 million in the first three months of 2003. This decrease was mainly due to price discounts applied by Telecom during the first three months of 2004 in order to address higher competition and comparatively lower demand for corporate data transmission services, partially offset by higher revenues generated from the increase in Internet dial-up measured services as a consequence of the higher number of Internet subscribers of other Internet Service Providers, or ISPs, that access our network. As of March 31, 2004, Internet minutes represented 33% of total traffic measured in minutes transported over our fixed-line network.

Interconnection Revenues.    During the first three months of 2004, revenues generated by interconnection services, which primarily include access, termination and long-distance transport of calls, increased 43% to P$50 million. The increase was due to the increase in fixed and cellular traffic and to the CER adjustment to prices of these services in the first three months of 2004 compared to the first three months of 2003.

Internet Revenues.    Revenues generated by Internet subscription fees and Internet-related value-added services increased 29% to P$18 million in the first three months of 2004 from P$14 million for the first three months of 2003. This increase was mainly due to additional ADSL subscribers. As of March 31, 2004, the number of ADSL subscribers reached 50,800 compared to approximately 32,000 as of March 31, 2003. Furthermore, Internet dial-up customers reached 156,400 as of March 31, 2004 compared to approximately 148,000 as of March 31, 2003.

Other National Basic Telephony Services.    Revenues from other national basic telephony services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During the first three months of 2004, revenues from other national basic telephony services increased by approximately 9% to P$24 million from P$22 million in the first three months of 2003. This increase was mainly due to higher miscellaneous customer charges partially offset by lower dedicated line revenues.

Wireless Telecommunication Service.    During the first three months of 2004, revenues from wireless telecommunication service increased by approximately 52% to P$360 million from P$237 million in the first three months of 2003. Telecom Personal’s revenues (excluding intercompany revenues) increased 58% to P$318 million in the first three months of 2004 from P$201 million in the first three months of 2003. This increase was mainly due to a higher average number of subscribers, higher sales of pre-paid cards, higher calling party pays (CPP) revenues, an increase in revenues due to charges for the termination of calls coming from other cellular operators and the increase in national and international roaming charges. Furthermore, the average revenue per user increased by 21% to P$34 per customer (including revenues due to charges for the termination of calls coming from other cellular operators) per month for the first three months of 2004 compared to P$28 for the first three months of 2003. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,852,000 as of March 31, 2004, an increase of approximately 617,000 customers, or 28%, as compared to March 31, 2003. Telecom Personal’s customer base as of March 31, 2004 was comprised of approximately 2,299,000 prepaid subscribers, representing 81% of the total customer base, and approximately 553,000 contract subscribers, representing the remaining 19% of the total customer base. Núcleo, which provides PCS and cellular services in Paraguay, generated revenues (excluding intercompany revenues) of P$42 million in the first three months of 2004, an increase of 17% from P$36 million in the first three months of 2003. This increase was mainly due to a slight increase in Núcleo’s customer base to 534,995. Núcleo’s revenues are consolidated in Telecom Personal.

Directory Publishing.    During the first three months of 2004, revenues from telephone directory publishing remained stable at P$2 million for the first three months of 2004, unchanged from the first three months of 2003, as levels of advertising activity were relatively constant.

Cost of Services, General and Administrative and Selling Expenses.    Detailed below are the major components of the cost of services, general and administrative and selling expenses for the first three months of 2004 and 2003:

	Three Months Ended March 31		% of Change
	2004	2003	2004-2003
	(P$ millions)		Increase/ (Decrease)
Cost of services, general and administrative and selling expenses
Salaries and social security	133	112	18.8
Depreciation of fixed assets	403	449	(10.2)
Bad debt expense	(1)	7	(114.3)
Management fees	—	1	—
Fees for services	15	21	(28.6)
Interconnection costs	34	28	21.4
Taxes	71	62	14.5
Other operating and maintenance expenses	297	195	52.3

Total cost of services, general and administrative and selling expenses	952	875	8.8

General.    Total cost of services, general and administrative and selling expenses increased by 9% to P$952 million in the first three months of 2004 from P$875 million in the first three months of 2003. This increase was principally due to increased salary expenses as a result of the addition of new employees in October 2003, higher commissions paid to cellular vendors due to higher sales, and increased marketing and capital expenditures, partially offset by depreciation of fixed assets.

Salaries and Social Security.    During the first three months of 2004, the amount of salaries and social security payments was approximately P$133 million, representing a 19% increase from P$112 million in the first three months of 2003. This increase was mainly due to the effect of the increase in social security contributions on March 1, 2003 and salary increases implemented in September 2003 for unionized and non-unionized employees, and the addition in October 2003 of 1,393 employees who had previously worked for us as employees of third-party contractors, which increased salary and social security payments for the first three months of 2004 compared to the first three months of 2003. As of March 31, 2004, we had 14,059 employees, compared to 13,377 employees as of March 31, 2003.

For the first three months of 2004, salaries and social security payments were approximately 13% of net sales. For the first three months of 2003, salaries and social security payments were approximately 13% of net sales.

Depreciation of Fixed Assets.    Depreciation expense was P$403 million in the first three months of 2004 and P$449 million in the first three months of 2003. Depreciation expense was equal to approximately 40% of net sales for the first three months of 2004 and 53% of net sales for the first three months of 2003. The decrease in depreciation expense was due to the end of the amortization period of some assets and to lower depreciation expense related to capitalized foreign currency exchange differences on financial indebtedness. The decrease in depreciation as a percentage of net sales was due to lower depreciation expense and the increase in net sales in the first three months of 2004 compared to the first three months of 2003.

Bad Debt Expense.    During the first three months of 2004, bad debt expense decreased to P$1 million of recovery from a loss of P$7 million in the first three months of 2003. This decrease was attributable to a lower level of bad debt expense related to improved economic conditions which resulted in better collection conditions in general, and to improved collection methods for past due accounts.

Management Fees and Fees for Services.    Other fees for various services, such as legal, security and auditing services, fees for the debt restructuring process and other management services, totaled approximately P$15 million for the first three months of 2004 and P$21 million for the first three months of 2003. This decrease was a result of the cost control policy implemented by Telecom since 2002.

Interconnection Costs.    During the first three months of 2004, Telecom recorded P$34 million in interconnection costs compared with P$28 million of interconnection costs recorded in the first three months of 2003. This increase was primarily due to higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to Internet services and based on the CER adjustment.

Taxes.    Expenses related to taxes increased 15% to P$71 million in the first three months of 2004 from P$62 million in the first three months of 2003. This increase was mainly due to the increase in the turnover tax in the fixed telephony and the cellular business as a consequence of the increase in sales for these units. In addition, part of the tax on checking account transfers included in this cost item was transferred to customers.

Other Operating and Maintenance Expenses.    Other operating and maintenance expenses increased by 52% to P$297 million in the first three months of 2004 from P$195 million in the first three months of 2003. This increase was due to higher commercial expenses such as advertisements, commissions paid to cellular vendors and cost of cellular handsets. Costs relating to advertising increased mainly in the cellular business after the launch of campaigns aimed to promote GSM services. Cost of cellular handsets increased mainly due to the higher number of handsets sold in the first three months of 2004. In addition, Other operating and maintenance expenses were impacted by the incorporation of the cost related to charges for the termination of calls into other cellular operators’ networks.

Other (Net).    Other (Net) includes financial results, other income and expenses (net) and investments in subsidiaries.

Financial Results, Net.    During the first three months of 2004, Telecom recorded a net financial gain of approximately P$95 million compared to approximately P$961 million in the first three months of 2003. The decrease in net financial gains is mainly due to lower exchange gains recorded in the first three months of 2004 as a result of the effect of the depreciation of the foreign exchange rate of Argentine peso against the euro.

Other Expenses (Net).    Other expenses (net) includes severance payments and provisions for lawsuits. For the first three months of 2004, other expenses (net) increased to approximately P$31 million from approximately P$23 million in the first three months of 2003. The increase was mainly due to higher severance and termination costs. During the first three months of 2004 and 2003, approximately P$15 million and P$9 million of other expenses (net), respectively, related mainly to accrued severance costs for employees who were dismissed during the period or voluntarily retired pursuant to our employee reduction program.

Net Income.    For the first three months of 2004, we recorded net income of approximately P$124 million, compared to net income of P$907 million in the first three months of 2003. The decline in reported net income was mainly due to the lower amount of net foreign currency gains of P$262 million for the three months ended March 31, 2004 resulting from the devaluation of the Argentine peso against the U.S. dollar and the euro, compared to net foreign currency gains of P$1,116 million for the three months ended March 31, 2003.

Consolidated Balance Sheet Data.

	As of and for the Three Months Ended March 31, 2004	As of and for the Three Months Ended March 31, 2003
	(unaudited)
	(P$ millions )
BALANCE SHEET DATA(1)
Argentine GAAP
Current assets	3,471	2,397
Fixed assets, net	7,647	9,222

Total assets	12,205	12,741

Current liabilities(2)	10,541	10,608
Non-current liabilities	317	364
Minority Interest	33	9
Foreign currency translation adjustments	22	36
Total shareholders’ equity	1,292	1,724

Total liabilities, minority interest, foreign currency translation adjustment and shareholders’ equity	12,205	12,741

Common stock	984,380,978	984,380,978

(1)	Figures for the three months ended March 31, 2003 reflect adjustments for inflation until February 28, 2003. See “Presentation of Financial Information” and “Selected Financial Data—Inflation Accounting.”
(2)	As a result of our payment defaults, our creditors have the right to accelerate substantially all of our financial indebtedness. Accordingly, we have classified almost all our debt as a current liability in our March 31, 2004 and 2003 balance sheets. As of March 31, 2004, Telecom had approximately the equivalent of P$9,935 million of consolidated financial indebtedness.

Years ended December 31, 2003, 2002 and 2001

For purposes of these sections, the fiscal years ended December 31, 2003, 2002 and 2001 are called “year 2003,” “year 2002” and “year 2001,” respectively.

As a result of the current political and economic uncertainty in Argentina and the restructuring of our outstanding debt pursuant to the APE, our results of operations presented below for the years ended December 31, 2003, 2002 and 2001 may not be indicative of Telecom’s current financial position or future results of operations and may not contain all of the information necessary to compare our financial position and operating results for the periods presented to previous or future periods. See “Background and Reasons for the APE Solicitation” and “—Economic and Political Developments in Argentina” for additional discussion of factors which have affected and are expected to continue to affect our financial condition and results of operations. Actual results may differ materially from our expectations and assumptions as a result of various factors, including the factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Our results of operations are prepared in accordance with Argentine GAAP, which differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Argentine GAAP and U.S. GAAP, see Note 16 to our consolidated financial statements as of and for the year ended December 31, 2003.

For the year ended December 31, 2003, Telecom had net income of P$351 million, compared to a net loss of P$4,386 million for the year ended December 31, 2002. The improvement in reported net income was mainly due to net foreign currency gains of P$624 million, compared with a foreign currency loss of P$2,922 million in the year 2002, plus P$376 million of gains arising from the purchase of our indebtedness.

Telecom had consolidated net revenues of P$3,753 million in year 2003 compared to P$4,012 million in year 2002, as the effect of the adjustment for inflation in 2002 offset recovery in demand for services, primarily for cellular services in Argentina. The basic telephony business benefited from cost reductions as well as a higher number of lines in service and increased traffic. The cellular business in Argentina showed signs of improvement as a result of an increase in cellular subscribers, increased minutes of use and an increase in the sale of prepaid cards. The Internet business benefited from an increase in subscribers and in ADSL and dial-up monthly fees. Price increases were implemented for certain services including data transmission.

Telecom has continued to emphasize strong cost controls. Cost of services, general and administrative expenses and selling expenses decreased from P$4,216 million in year 2002 to P$3,646 million in year 2003 as a result of inflation adjustments and cost controls. Cost reductions included lower bad debt expense and decreased management fees for 2003 relating to the Operators’ assistance with specific projects, as described under “—Management Fees and Fees for Services.” However, costs increased for certain items, such as commissions paid to vendors in the cellular business as a result of higher sales, marketing expenses and interconnection costs. While Telecom reduced its number of employees in the first nine months of 2003 as part of its cost savings plan, salaries and bonuses for unionized and non-unionized employees have recently increased, primarily as a result of the addition in October 2003 of 1,393 employees who had previously worked for us as employees of third-party contractors. Furthermore, as a result of the recovery of demand for services, Telecom expects that it will need to increase its capital and marketing expenditures in order to maintain the quality of its service and its competitive position.

Although the overall economic situation in Argentina showed signs of improvement and stability in 2003, as discussed above, Telecom’s operations continue to be influenced by the pesification and freezing of regulated tariffs and macroeconomic factors (particularly exchange rates).

Net Sales

Detailed below are the major components of net sales for the years ended December 31, 2003, 2002 and 2001. During years 2003 and 2002, in accordance with new accounting pronouncements, certain items included within net sales were reclassified to different categories. The items reclassified in 2003 and 2002 relate mainly to measured service charges, international long distance revenues, data transmission revenues and turnover tax. Financial information for the year ended December 31, 2001 has been restated for comparative purposes.

	Year Ended December 31,			% of Change
	2003	2002	2001	2003-2002	2002-2001
	(P$ millions)			Increase/(Decrease)
Net sales
Voice, data and Internet
Measured service charges	917	1,019	1,794	(10.0)	(43.2)
Monthly basic charges	602	762	1,462	(21.0)	(47.9)
Installation charges	27	20	52	35.0	(61.5)
Public telephone service	168	193	378	(13.0)	(48.9)
International long-distance service	213	260	342	(18.1)	(24.0)
Data transmission	331	368	576	(10.1)	(36.1)
Interconnection revenues	164	172	220	(4.7)	(21.8)
Internet revenues	61	57	69	7.0	(17.4)
Other national basic telephony services	73	103	238	(29.1)	(56.7)
Wireless telecommunication service	1,163	1,035	1,822	12.4	(43.2)
Directory publishing	34	23	103	47.8	(77.7)

Total net sales	3,753	4,012	7,056	(6.5)	(43.1)

General

During year 2003, net sales decreased approximately 6.5% to P$3,753 million from P$4,012 million in 2002. As discussed above, the decrease in net sales was mainly due to the impact of the adjustment for inflation and our inability to raise tariffs as a result of the freezing of rates after the “pesification” enforced by the Argentine government. These negative factors had a greater impact on our net sales than higher prices charged for data transmission and Internet subscriptions, lower discounts in domestic long distance services and a recovery in demand, particularly in the cellular business in Argentina.

During year 2002, net sales decreased approximately 43.1% to P$4,012 million from P$7,056 million in year 2001. The decrease in net sales was mainly due to the restatement for inflation of the figures as of December 31, 2001 and the freezing of rates after the “pesification” enforced by the Argentine government.

Revenues from Voice, Data and Internet

Measured Service Charges and Monthly Basic Charges

Measured service charges are based on the number and duration of calls. Measured service revenues depend on the number of lines in service, the volume of usage, the number of new lines installed and applicable rates. Measured service charges also include calls made by customers in order to access the Internet. See “Information on Telecom—Our Business—Basic Telephony Services—Basic Telephony Revenue—Measured Service.”

Most of our customers are billed monthly. Installation charges and monthly basic charges differ for residential, professional and commercial customers. See “Information on Telecom—Rates.”

Revenues from measured service charges and monthly basic charges also include charges for supplementary services (which include call-waiting, call-forwarding, three-way calling, direct inwards dialing, toll-free service and voicemail, among others).

Revenues from traffic (defined as measured service plus monthly basic charges) represented 40.5% of our total net sales for year 2003, compared to 44.4% of our total net sales for year 2002. Revenues from traffic decreased 14.7% to P$1,519 million in year 2003 from P$1,781 million in year 2002. Measured service charges decreased 10.0% to P$917 million in year 2003 from P$1,019 million in year 2002. The decrease was due to the adjustment for inflation of figures as of December 31, 2002. This decrease was partially offset by an increase in revenues from domestic long distance traffic as a consequence of higher traffic. Revenues from local telephony also increased due to higher traffic.

Monthly basic charges decreased 21.0% to P$602 million in year 2003 when compared with year 2002. This decrease was mainly due to the adjustment for inflation of figures as of December 31, 2002. The decrease was partially offset by an increase in revenues from supplementary services. Lines in service as of December 31, 2003 increased to approximately 3,655,859 due to the slight recovery in demand, compared to approximately 3,590,284 as of December 31, 2002. Moreover, monthly charges remained stable after the “pesification” and freeze on rates enforced by the Argentine government on January 6, 2002.

Revenues from traffic represented 44.4% of total net sales for year 2002, compared to 46.1% of total net sales for year 2001. Revenues from traffic decreased 45.3% to P$1,781 million in year 2002 from P$3,256 million in year 2001. Measured service charges decreased 43.2% to P$1,019 million in year 2002 from P$1,794 million in year 2001. This decrease resulted from a reduction in revenues from local and domestic long distance traffic. In addition, the deterioration of the economic conditions in the country had a negative impact on the number of customer lines.

Monthly basic charges decreased 47.9% to P$762 million in year 2002 when compared with year 2001. The decrease was mainly due to a lower average number of lines in service (approximately 377,000 fewer lines were in service in year 2002 compared to year 2001) and a lower number of subscribers of supplementary services.

Installation Charges

During year 2003, installation charges received from new customers increased by 35.0% to P$27 million from P$20 million in year 2002. This increase was primarily due to an increase in the number of lines connected during this period.

During year 2002, installation charges from new customers decreased by 61.5% to P$20 million, from P$52 million in year 2001. The decrease was largely due to the impact of the restatement for inflation of the 2001 figures and a lower number of lines connected (approximately 134,000 lines were connected in year 2002 as compared to 322,000 lines connected during year 2001) but was partially offset by a higher average installation price.

Public Telephone Service

Revenues from public telephone service decreased approximately 13.0% to P$168 million in year 2003, from P$193 million in year 2002. This decrease was principally due to the impact of the inflation adjustment which had a greater negative impact than the positive impact derived from higher traffic generated by public telephony telecommunications centers, or Telecentros, in year 2003.

Revenues from public telephone service decreased approximately 48.9% to P$193 million in year 2002, from P$378 million in year 2001. This decrease was principally due to the restatement of the year 2001 figures in constant pesos as of February 28, 2003, the lower traffic generated by Telecentros and the lower revenues received from public payphones and telephone cards.

International Long-Distance Service

During year 2003, international long-distance service revenues decreased by approximately 18.1% to P$213 million from P$260 million in year 2002. This decrease was due to the adjustment for inflation of figures for year

2002, which was partially offset by lower discounts for international long distance rates. International long distance represented 5.7% of net sales for the year ended December 31, 2003 and 6.5% of sales for the year ended December 31, 2002.

During year 2002, international long-distance service revenues decreased by approximately 24.0% to P$260 million from P$342 million in year 2001. This decrease was due to the restatement of the year 2001 figures in constant pesos as of February 28, 2003, and lower outgoing traffic which was partially offset by the revenues generated by our subsidiary Telecom USA. International long-distance revenues represented 4.8% of total net sales for the year 2001.

Data Transmission

Revenues generated by the data transmission business decreased 10.1% to P$331 million in year 2003 from P$368 million in year 2002. The decrease was due to adjustments of the December 31, 2002 figures for inflation, partially offset by higher revenues generated by the fixed line networks and the lease of data circuits. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other Internet Service Providers, or ISPs, that access our network. As of December 31, 2003, Internet minutes represented 34% of total traffic measured in minutes transported over our fixed-line network.

Revenues generated by the data transmission business decreased 36.1% to P$368 million in year 2002 from P$576 million in year 2001. The decrease was due to restatement for inflation, partially offset by higher revenues generated by the ground networks and international connectivity. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other ISPs that access our network. As of December 31, 2002, Internet minutes represented 31% of total traffic measured in minutes transported over our fixed-line network.

Interconnection Revenues

During year 2003, revenues generated by interconnection services, which primarily include access, termination and long-distance transport of calls, decreased 4.7% to P$164 million. The decrease was due to the adjustment for inflation of figures as of December 31, 2002 offset by the CER adjustment to prices of these services.

During year 2002, revenues generated by interconnection services decreased 21.8% to P$172 million. Interconnection revenues generated by fixed interconnection services decreased 25.8% to P$132 million in year 2002 from P$178 million in year 2001. Meanwhile, revenues generated by interconnection services provided to cellular operators decreased by 2.4% to P$40 million in year 2002.

Internet Revenues

Revenues generated by Internet subscription fees and Internet-related value-added services increased 7.0% to P$61 million in year 2003 compared to P$57 million in 2002. The effect of adjustment for inflation of figures for year 2002 was offset by an increase in the number of subscribers and an increase in ADSL high-speed access and dial-up monthly fees. As of December 31, 2003, the number of ADSL subscribers reached approximately 44,600 compared to 30,000 as of December 31, 2002. Most of this increase was the result of higher ADSL subscriber growth in the second half of 2003, which increased from approximately 32,000 ADSL subscribers at March 31, 2003, to approximately 35,000 ADSL subscribers at June 30, 2003, to approximately 40,000 ADSL subscribers customers at September 30, 2003, and to approximately 44,600 subscribers at December 31, 2003. Furthermore, Internet dial-up customers reached approximately 155,200 as of December 31, 2003 compared to 147,000 as of December 31, 2002. The number of ADSL connections Telecom provided to other ISPs also increased at a higher rate during the second half of 2003, growing from approximately 15,000 ADSL connections at March 31, 2003, to approximately 19,000 ADSL connections at June 30, 2003, to approximately 22,000 ADSL connections at September 30, 2003, and to approximately 26,000 ADSL connections at December 31, 2003.

Revenues generated by Internet subscription fees and Internet-related value-added services decreased 17.4% to P$57 million in year 2002 from P$69 million in year 2001. The decrease was mainly due to the restatement of figures to adjust for inflation. The decrease was partially offset by an increase in ADSL high-speed access fees. As of December 31, 2002, the number of ADSL subscribers reached approximately 30,000. Furthermore, Internet dial-up customers reached approximately 147,000.

Other National Basic Telephony Services

Revenues from other national basic telephony services are derived mainly from dedicated lines, access charges and miscellaneous customer charges. During year 2003, revenues from other national basic telephony services decreased by approximately 29.1% to P$73 million from P$103 million in year 2002. The decrease was mainly due to the adjustment for inflation of year 2002 figures and a decrease in the lease of lines and circuits.

During year 2002, other national basic telephony revenues decreased by approximately 56.7% to P$103 million from P$238 million in year 2001. The decrease was mainly due to a decrease in leased lines and circuits and the restatement of year 2001 figures in constant pesos as of December 31, 2002 to adjust for inflation.

Revenues from Wireless Telecommunication Service

During year 2003, revenues from wireless telecommunication service increased by approximately 12.4% to P$1,163 million from P$1,035 million in year 2002. Telecom Personal’s revenues (excluding intercompany revenues) increased 16.9% to P$1,003 million in year 2003 from P$858 million in year 2002. This increase was mainly due to a higher average number of subscribers, higher sales of pre-paid cards, higher calling party pays (CPP) revenues, an increase in revenues due to charges for the termination of calls coming from other cellular operators and the increase in national and international roaming charges. Furthermore, the average revenue per user increased by 28% to P$32 per customer per month for year 2003. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,603,000 as of December 31, 2003, an increase of approximately 413,000 customers, or 19%, as compared to December 31, 2002. Telecom Personal experienced higher subscriber growth in the second half of 2003, increasing from approximately 2,235,000 customers at March 31, 2003 (a 2% increase over December 31, 2002), to approximately 2,254,000 customers at June 30, 2003 (a 0.1% increase over March 31, 2003), to approximately 2,425,000 customers at September 30, 2003 (a 7.6% increase in customers compared to June 30, 2003), and to approximately 2,603,000 customers at December 31, 2003 (a 7.3% increase in customers compared to September 30, 2003).

Telecom Personal’s customer base as of December 31, 2003 was comprised of approximately 2,120,000 prepaid subscribers, representing 81% of the total customer base, and approximately 483,000 contract subscribers, representing the remaining 19% of the total customer base. Núcleo, which provides PCS and cellular services in Paraguay, generated revenues (excluding intercompany revenues) of P$160 million in year 2003, a decrease of 9.6% from P$177 million in year 2002. The decrease was mainly due to the appreciation of the peso against the Paraguayan currency, the guaraní, as Núcleo’s revenues are denominated in Paraguayan currency. Núcleo’s revenues are consolidated in Telecom Personal.

During year 2002, revenues from wireless telecommunication service decreased by approximately 43.2% to P$1,035 million from P$1,822 million in year 2001. Telecom Personal’s revenues (excluding intercompany revenues) decreased 49.2% to P$858 million in year 2002 from P$1,688 million in year 2001. This decrease was mainly due to a lower average number of subscribers during year 2002, lower levels of traffic and lower sales of handsets. Furthermore, the average revenue per user decreased by 11% to P$25 per customer per month for year 2002. Telecom Personal’s customer base as of December 31, 2002 was approximately 850,000 subscribers for the Metropolitan Area of Buenos Aires (AMBA), 1,279,000 subscribers for the Northern Region and 62,000 subscribers for the Southern Region. Telecom Personal’s total cellular subscribers in Argentina reached approximately 2,191,000 as of December 31, 2002, an increase of approximately 55,000 customers, or 2.5%, as compared to December 31, 2001. Núcleo generated revenues (excluding intercompany revenues) of P$177 million in year 2002, an increase of 32.1% from P$134 million in year 2001. The increase was mainly due to exchange differences and a slight increase in the customer base.

Revenues from Directory Publishing

During year 2003, revenues from telephone directory publishing increased by 47.8% to P$34 million in the year ended December 31, 2003 from P$23 million for year 2002. The increase was mainly due to revenues generated by advertising in the edition of the AMBA directory that was published in the fourth quarter of fiscal year 2003 partially offset by the restatement for inflation of year 2002 figures.

During year 2002, revenues from telephone directory publishing decreased by 77.7% from P$103 million in year 2001. This decrease was due to a decrease in the revenues generated by Publicom’s telephone directory publishing business as a result of lower levels of advertising activity and to the restatement for inflation of year 2002 figures.

Cost of Services, General and Administrative and Selling Expenses

Detailed below are the major components of the cost of services, general and administrative and selling expenses for the years ended December 31, 2003, 2002 and 2001:

	Year Ended December 31,			% of Change
	2003	2002	2001	2003-2002	2002-2001
	(P$ millions)			Increase/(Decrease)
Cost of services, general and administrative and selling expenses
Salaries and social security	506	587	1,150	(13.8)	(49.0)
Depreciation of fixed assets	1,768	1,980	1,690	(10.7)	17.2
Bad debt expense	11	189	567	(94.2)	(66.7)
Management fees	2	23	231	(91.3)	(90.0)
Fees for services	96	116	215	(17.2)	(46.0)
Interconnection costs	136	141	214	(3.5)	(34.1)
Taxes	256	276	457	(7.2)	(39.6)
Other operating and maintenance expenses	871	904	1,659	(3.7)	(45.5)

Total cost of services, general and administrative and selling expenses	3,646	4,216	6,183	(13.5)	(31.8)

General

Total cost of services, general and administrative and selling expenses decreased by 13.5% to P$3,646 million in year 2003 from P$4,216 million in year 2002. This decrease was principally due to the adjustment of the December 31, 2002 figures for inflation and cost reduction plans implemented by Telecom.

Total cost of services, general and administrative and selling expenses decreased by 31.8% to P$4,216 million in year 2002 from P$6,183 million in year 2001. This decrease was principally due to the restatement of the December 31, 2001 figures for inflation and cost reduction plans implemented by Telecom.

Salaries and Social Security

During year 2003, the amount of salaries and social security charges was approximately P$506 million, representing a 13.8% decrease from the amount of salaries and social benefits incurred in 2002. This decrease was mainly due to the effect of the adjustment of the December 31, 2002 figures for inflation partially offset by an increase in social security contributions on March 1, 2003, extraordinary bonuses and salary increases implemented in September 2003 for unionized and non-unionized employees and an increase in the number of employees due to the addition in October 2003 of 1,393 employees who had previously worked for us as employees of third-party contractors.

For year 2003, salaries and social security payments were approximately 13.5% of net sales. For year 2002, wages and social benefits were approximately 14.6% of net sales.

During year 2002, the amount of salaries and social security payments were approximately P$587 million, representing a 49.0% decrease from year 2001. This decrease was mainly due to the effect of the restatement for inflation of the December 31, 2001 figures and the reduction in labor costs of unionized and non-unionized employees as a consequence of the implementation of the cost reduction plan launched during the previous fiscal year. Additionally, Telecom Personal and Publicom reduced their total number of employees.

Salaries and social security payments were approximately 16.3% of net sales in year 2001.

Depreciation of Fixed Assets

Depreciation is calculated using the straight-line method based on the estimated useful life of the relevant asset. Fixed assets acquired after November 8, 1990, the date on which Telecom commenced operations upon the transfer from the Argentine government of the telecommunications system in the Northern Region, are being depreciated over an average of 10 years.

Depreciation expense was P$1,768 million in year 2003 and P$1,980 million in year 2002. Depreciation expense was equal to approximately 47.1% of net sales for year 2003 and 49.4% of net sales for year 2002. The decrease in depreciation expense was due to the end of the amortization period of some assets and to lower depreciation expense related to capitalized foreign currency exchange differences from financial indebtedness incurred to acquire these assets. The increase in depreciation as a percentage of net sales was due to a decrease in net sales in 2003 compared to 2002.

Depreciation expense was approximately P$1,980 million in year 2002 and P$1,690 million in year 2001. Depreciation expense was equivalent to 49.4% of net sales for year 2002 and 24.0% of net sales for year 2001. The increase in depreciation expense in year 2002 compared to year 2001 was primarily due to the effects of capitalized foreign currency exchange differences originated by financial indebtedness and the amortization of the new assets used in cellular and data transmission activities during year 2002.

Bad Debt Expense

During year 2003, bad debt expense decreased 94.2% to P$11 million from P$189 million in year 2002. This decrease was mainly attributable to a lower level of bad debt expense related to the fixed line business as the number of customer lines in service decreased as a consequence of the crisis in year 2002, and as customers with weaker credit have discontinued our service and to improved collection methods for past due accounts. This decrease is also the result of the inflation adjustment of the figures for the year ended December 31, 2002.

During year 2002, bad debt expense decreased 66.7% to P$189 million from P$567 million in year 2001. This decrease was due to the restatement of the December 31, 2001 figures for inflation and the decrease in customer lines (as a result of the economic crisis), mainly in the residential segments.

Management Fees and Fees for Services

Management fees for services provided by the Operators pursuant to the Management Agreement, as defined under “Information on Telecom—History,” for year 2003 were approximately P$2 million compared to

P$23 million in year 2002 representing a reduction of 91.3%. This reduction was a result of the suspension of the payment of the management fee beginning April 1, 2002. Management fees for year 2003 represent fees paid to the Operators in exchange for the services of task forces comprised of specialized personnel provided to Telecom by the Operators at Telecom’s request in order to assist with specific projects.

Management fees provided by the Operators in year 2002 were approximately P$23 million. Management fees paid directly to the Operators decreased 90.0% in year 2002 in comparison to year 2001, mainly as a result of a decrease of the management fee from 3% to 1.25% of net sales for the first three months of year 2002 and a suspension of the payment of the management fee beginning April 1, 2002.

Other fees for various services, such as legal, security and auditing services, fees for the debt restructuring process and other management services, totaled approximately P$96 million for year 2003 and P$116 million for year 2002. This decrease was due to the effect of adjustment for inflation of December 31, 2002 figures, partially offset by higher fees related to information systems. For year 2003, these fees include P$4 million of fees paid to the Operators under the Management Agreement as compensation for the services of highly qualified personnel that the Operators provided to Telecom at Telecom’s request. Such amounts were charged based on hours of service at international market rates for such services.

Other fees for various services, such as legal, security and auditing services, including fees relating to the debt restructuring process that were incurred in and paid in 2002, and other management services, totaled approximately P$116 million for year 2002 and P$215 million for year 2001. For fiscal year 2002, these fees include P$4 million of fees paid to the Operators under the Management Agreement as compensation for the services of highly qualified personnel provided by the Operators to Telecom at Telecom’s request. These amounts were charged to Telecom based on the number of hours of service provided at the international market rate for such services.

Interconnection Costs

During year 2003, Telecom recorded P$136 million in interconnection costs compared with P$141 million of interconnection costs recorded in year 2002. This decrease was primarily due to the effects of the adjustment of the 2002 figures for inflation, offset by higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to Internet services and based on the CER adjustment.

During year 2002, Telecom expensed P$141 million in interconnection costs compared with P$214 million in year 2001. This decrease was primarily due to the effects of restatement for inflation which was offset by higher charges paid for local and long distance access, circuit rentals and termination charges for traffic related to Internet services.

Taxes

Expenses related to taxes decreased 7.2% to P$256 million in year 2003 from P$276 million in year 2002. This decrease was mainly due to the effects of the adjustment of the 2002 figures for inflation and a portion of a tax on checking account transfers that was transferred to customers and was offset by an increase in the turnover tax charge in the fixed telephony and the cellular business as a consequence of the increase in sales for these units and an increase in the turnover tax rate for the cellular business. Such tax is calculated based on not adjusted for inflation figures.

Expenses related to taxes decreased 39.6% to P$276 million in year 2002 from P$457 million in year 2001. This decrease was mainly due to the effects of the restatement of 2002 figures for inflation and was offset by an increase resulting from the reclassification of tax on bank withdrawals and deposits and the increase in turnover taxes and taxes on real property and land rights in certain jurisdictions. See “—Taxes.”

Other Operating and Maintenance Expenses

Other operating and maintenance expenses decreased 3.7% to P$871 million in year 2003 from P$904 million in year 2002. This decrease was due to the effect of the restatement for inflation of the figures as of December 31, 2002. Other operating and maintenance expenses also decreased as a result of lower maintenance expenses in basic telephony services, partially offset by an increase in material and supplies costs due to a higher number of lines installed. These cost decreases were partially offset by higher advertising costs, as we have increased our marketing efforts for cellular, ADSL and GSM services as a result of greater competition in these areas, despite other decreases in promotional and institutional advertising campaign expenses pursuant to our cost control plan. In year 2003, we also incurred higher costs of maintenance on submarine cables and hardware due to increased costs for components of imported materials.

Other operating and maintenance expenses decreased 45.5% to P$904 million in year 2002 from P$1,659 million in year 2001. This decrease was mainly due to the effect of the restatement of the figures for the year ended December 31, 2001 for inflation, a decrease in material and supplies costs resulting from a reduction in the number of lines installed and lower maintenance costs related to basic telephony service. Costs relating to advertising also decreased as we have decreased media advertising and promotional and institutional advertising campaign expenses as part of our cost control plan. These decreases were partially offset by higher costs of maintenance on submarine cables and hardware due to increased costs for components of imported materials.

Other (Net)

Other (Net) includes financial results, other income and expenses (net) and gains and losses from equity interests.

Financial Results, Net

During year 2003, Telecom recorded a net financial gain of approximately P$48 million compared to a net financial loss of approximately P$5,302 million in year 2002. This change is mainly due to the foreign currency exchange differences realized as a result of the appreciation of the peso in year 2003 compared to the devaluation of the peso in year 2002.

During year 2002, Telecom recorded a financial loss of approximately P$5,302 million compared to a financial loss of approximately P$507 million in year 2001. This increase in financial loss is mainly due to a loss of P$3,820 million in 2002 from currency exchange differences as a result of the peso devaluation. This loss was only partially offset by the higher capitalization of foreign currency exchange differences relating to fixed assets acquisitions of P$898 million. Furthermore, the interest on liabilities increased by P$244 million due to the deterioration of the value of the peso. Lastly, we recorded a loss of P$1,164 million in 2002 relating to the inflation effect on monetary assets and liabilities.

Other Expenses (Net)

Other expenses (net) includes severance payments and provisions for lawsuits.

For year 2003, other expenses (net) decreased to approximately P$168 million from approximately P$176 million in year 2002. The increase was mainly due to costs incurred to increase our reserves for lawsuits and contingencies and higher severance and termination costs. The increase in these costs was partially offset by the adjustment for inflation.

During the years ended 2003 and 2002, approximately P$75 million and P$48 million of other expenses (net), respectively, related mainly to accrued severance costs for employees who were dismissed during the period or voluntarily retired pursuant to our employee reduction program.

For year 2002, other expenses (net) increased to approximately P$176 million from P$130 million in year 2001. The increase in this expense was mainly a result of costs incurred to increase our reserves for lawsuits and contingencies and our write-off of cellular handsets provided without charge to customers entering into cellular leases. These cost increases were partially offset by lower severance payments.

During 2001, approximately P$84 million of such expenses represented severance payments to employees who were dismissed during the period or voluntarily retired pursuant to our employee reduction program.

Net Income

For year 2003, we recorded net income of approximately P$351 million, compared to a loss of P$4,386 million in year 2002. The improvement in reported net income was mainly due to net foreign currency gains of P$624 million in 2003 compared to a net loss of P$2,922 million in 2002 plus P$376 million of gains arising from the purchase of our indebtedness.

For year 2002, we recorded a net loss of approximately P$4,386 million, compared to a net income of P$100 million in year 2001. This decrease was mainly due to the deterioration of the macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso and the effects of the inflation adjustment. Our inability to increase regulated tariffs after the Argentine government’s “pesification” of such tariffs at the rate of US$1.00=P$1.00, the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services) and the declines in both traffic and average revenue per user in the cellular business also had an negative impact on net income.

U.S. GAAP Reconciliation

The accounting principles applied in Argentina vary in certain significant respects from accounting principles applied in the United States. Application of accounting principles generally accepted in the United States (U.S. GAAP) would have affected the determination of amounts shown as net loss or income for the years ended December 31, 2003, 2002 and 2001 and the amount of total shareholders’ equity as of December 31, 2003, 2002 and 2001. For more detail see Note 16 to the consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001.

The principal differences between Argentine GAAP and U.S. GAAP are the following:

•	the treatment of foreign-currency transactions as of December 31, 2001;

•	the impact of foreign currency translation;

•	the accounting for capitalization of foreign currency exchange differences;

•	the accounting for restructuring and repurchase of debt;

•	the accounting for derivative financial instruments;

•	other adjustments as inventories, present-value accounting and equity gain (loss) on related companies;

•	the tax effects and minority interest on U.S. GAAP adjustments described above; and

•	the valuation allowance of tax credits on minimum presumed income tax.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 16 to our consolidated financial statements as of December 31, 2003, 2002 and 2001.

Net income or loss under Argentine GAAP for the years ended December 31, 2003 and 2002 was a net income of approximately P$351 million and a net loss of approximately P$4,386 million, respectively, as compared to a net income of approximately P$485 million and a net loss of approximately P$1,653 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2003 was P$1,168 million, as compared to P$456 million under U.S. GAAP.

Additionally, net income (loss) under Argentine GAAP for the years ended December 31, 2002 and 2001 was a net loss of approximately P$4,386 million and a net income of approximately P$100 million, respectively, as compared to a net loss of approximately P$1,653 million and a net loss of approximately P$3,501 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of December 31, 2002 and 2001 was P$817 million and P$5,203 million, respectively, as compared to P$(10) million and P$1,469 million, respectively, under U.S. GAAP.

Recently issued U.S. GAAP accounting pronouncements

In May 2003, the FASB issued SFAS No. 150 (“SFAS 150”), “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Telecom has adopted the provisions of SFAS 150, which did not have an impact on Telecom’s financial position or results of operations. The classification and measurement provisions in paragraphs 9, 10 and 22 of SFAS 150 are deferred for an indefinite period for certain mandatorily redeemable non-controlling interests in subsidiaries with finite durations. Telecom will continue to evaluate the impact of SFAS 150, if any, and any further classifications that may result from SFAS 150.

Telecom currently applies the provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” to account for revenue arrangements with multiple deliverables. These arrangements include transactions such as the sale of wireless service with an accompanying handset. In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” which affects revenue arrangements entered into by Telecom after January 1, 2004. Issue No. 00-21 requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria, and generally requires that arrangement consideration be allocated among the separate units of accounting based on their relative fair values. Revenue recognition is then considered separately for each unit of accounting. Telecom is currently assessing the impact of Issue No. 00-21 on its financial statements.

In January 2003, the FASB released FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46 R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46 R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after December 31, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46 R in 2004 will not have a material impact on its financial position or results of operations.

Liquidity and Capital Resources

Sources and Uses of Funds

Historical. Historically, our sources of liquidity have been cash flow from operations and long-term borrowings. In the past, we maintained high levels of liquidity as a way to reduce debt-refinancing risks and provide flexibility during difficult market conditions caused by the volatility to which our business is subject. However, our limited financing alternatives were curtailed after December 2001 when the Argentine government defaulted on most of its financial obligations. In addition to Argentina’s debt crisis, beginning in late 2001, our ability to access the capital and bank loan markets was effectively eliminated as a result of the economic recession and political instability in Argentina and the Argentine government’s imposition of transfer restrictions on payments of foreign financial obligations. We do not expect to have access to bank credit or the financial markets either internationally or in Argentina unless the APE is consummated.

In the second quarter of 2002, we announced the suspension of principal and interest payments on all of our financial debt obligations, including those of our subsidiaries in Argentina. As a result of these developments, as of December 31, 2003, Telecom and its subsidiaries (including Núcleo) have failed to make an aggregate of approximately US$1,937 million of scheduled principal payments on their financial indebtedness and have defaulted with respect to such financial indebtedness. As of March 31, 2004, Telecom and its subsidiaries (including Núcleo) have failed to make an aggregate of approximately US$1,777 million of scheduled principal payments on their financial indebtedness and have defaulted with respect to such financial indebtedness. As of March 31, 2004, total consolidated payment defaults amounted to approximately US$1,977 million. The difference between December 31, 2003 and March 31, 2004 figures reflects accrual of additional interest expense, appreciation of the peso and new maturities.

Net cash flow from operating activities was approximately P$2,015 million during year 2003. Net cash used in investing activities was approximately P$345 million during year 2003. For year 2003, cash flows used in financial activities were approximately P$768 million. Net cash flow from operating activities was approximately P$1,667 million during the year ended December 31, 2002. Net cash flow used in investing activities was approximately P$312 million during the year ended December 31, 2002. For the year ended December 31, 2002 cash used in financial activities was approximately P$470 million.

Net cash flow from operating activities was approximately P$381 million during the first three months of 2004. Net cash used in investing activities was approximately P$81 million during the first three months of 2004. For the first three months of 2004, cash flows used in financial activities were approximately P$5 million.

As of December 31, 2003, Telecom and its consolidated subsidiaries had approximately P$2,216 million in cash and cash equivalents and also had approximately P$58 million of government bonds, P$193 million of deposits with original maturities of more than three months which includes P$18 million related to Núcleo’s escrow account which has been segregated for purposes of satisfying its debt obligations. There are P$11.2 million related to cash restricted for use in connection with legal proceedings classified in “Other Receivables” on Telecom’s balance sheet.

As of March 31, 2004, Telecom and its consolidated subsidiaries had approximately P$2,511 million in cash and cash equivalents and also had approximately P$25 million of national and provincial government bonds, P$242 million of deposits with maturities of more than three months which includes P$24 million related to Núcleo’s escrow account which has been segregated for purposes of satisfying its debt obligations. There are P$18 million of cash restricted for use in connection with legal proceedings classified in “Other Receivables” on Telecom’s balance sheet.

Following the APE.  Following consummation of the APE, we expect that our principal source of liquidity will be cash flow from operations. Our principal uses of cash are expected to be debt service requirements of the notes, including scheduled debt service and mandatory prepayments, and capital expenditures, to the extent permitted by the terms of the notes. Due to the limitations on indebtedness and other restrictions to be contained in the notes, we do not expect to be able to access the capital markets to a significant degree in the near term.

We currently expect that cash on hand and cash from operations will be sufficient to operate our business until the notes are issued and meet our financial obligations related to the restructuring. We estimate that our restructuring obligations will include up to approximately US$782 million of cash consideration to be paid to holders of our outstanding debt in the APE, including the equivalent of US$663 million to be paid as the Option C cash consideration. In addition, we expect to pay an Option A/B cash interest payment on the issuance date to holders of our outstanding debt who elect Option A and Option B, which will be equal to the equivalent of up to approximately US$114 million, in the aggregate and to pay an Option C cash interest payment on the issuance date to holders of our outstanding debt who elect Option C of up to approximately US$5 million. The cash interest payments will be computed as set forth in “The APE Solicitation—Issuance Date.” In estimating the expected amounts for the cash interest payments, we assume that the equivalent of US$500 million of outstanding debt is retired under Option A and assume that the consummation of the APE occurs on October 15, 2004. However, the actual cash amounts that we will need to pay will depend on the final allocation of our outstanding debt among the three options and the issuance date. In the event that the issuance date does not occur prior to October 15, 2004, any amortization payments scheduled to become due prior to the issuance date will be paid on the issuance date. We will also require an additional equivalent of US$25 million in cash to fund remaining costs of the restructuring, including administrative costs of the exchange of outstanding debt once the APE is approved, regulatory and filing fees for the notes and legal and advisory fees in connection with the APE and the restructuring. In addition to these obligations and our operating cash requirements, we will also require cash to fund capital expenditures. Although we currently believe that we will have sufficient cash to meet our cash obligations related to the restructuring, our operating cash requirements and our cash requirements for capital expenditures, this belief is based on certain assumptions, including macroeconomic assumptions which involve factors that are not within our control and is therefore subject to certain risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

We currently expect that the successful completion of the APE will result in a level of debt that we are capable of servicing with cash from operations. This belief is based on a number of assumptions about macroeconomic factors that will effect key components of our business, including, without limitation: an exchange rate of Argentine pesos to U.S. dollars in the range of P$3.00 to P$5.00 per US$1.00 for the term of the notes; lower rates of inflation for the term of our notes than those experienced in 2002, declining to the range of 8% to 12.8% beginning in 2005 and thereafter; ultimate tariff adjustments for basic charges, measured service charges and other rates for our services relative to inflation and moderate growth in Argentine real gross domestic product. After completion of the APE, Telecom expects that its cash flow in peso terms will increase annually at a slightly lower rate than its net revenues as a result of pressure on margins and increased capital expenditures. In developing its restructuring proposal, Telecom analyzed the amount of cash flow that it believed would be available to satisfy its debt service obligations under the notes. In estimating its future cash flows that will be available for debt service, Telecom considered the impact of its expected growth in revenues, proportionately higher increase in operating costs and resulting decreased operating margins (as discussed above under “—Factors Affecting Results of Operations”); capital expenditures that are expected to reach 15% of net sales (excluding Telecom Personal and its subsidiaries) on average over the 2004-2011 period; the estimated amount of costs required for severance payments and taxes and expected growth in accounts receivable. As a result of this analysis, Telecom estimates that it will have between P$1,000 million and P$1,200 million of cash available to service its indebtedness on an annual basis, on average, over the 2004-2011 period. Because Telecom’s principal sources of cash are generated in pesos, its ability to service debt denominated in other currencies will depend on the evolution of exchange rates between the peso and other currencies (principally the U.S. dollar and the euro).

We have made assumptions that we believe are conservative because these macroeconomic assumptions involve factors that are not within Telecom’s control. The statements expressed in the preceding paragraphs constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties. Actual results may differ materially from those assumptions described above as a result of various factors, including the factors discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Debt Service

Historical.    As of December 31, 2003, Telecom had approximately the equivalent of P$10,082 million of consolidated outstanding financial indebtedness which consisted of:

•	Approximately the equivalent of P$4,912 million aggregate principal amount of notes issued under its medium term note programs, which we refer to in this “Liquidity and Capital Resources” section as the “medium term notes.” The medium term notes were issued in eight separate series and bear interest at rates ranging from 3.6804% (6 month EURIBOR plus 1.50% as of December 31, 2003) to 12%. The originally scheduled maturity dates of the medium term notes range from 2002 to 2008. See Note 8 to Telecom’s consolidated financial statements as of and for the year ended December 31, 2003 for additional information regarding each series of medium term notes.

•	Approximately the equivalent of P$4,319 million aggregate outstanding principal amount of debt, which we refer to in this “Liquidity and Capital Resources” discussion as the credit facility debt, owed to financial institutions relating to working capital loans, debt issuances and trade financings with originally scheduled maturities ranging from 2002 to 2016.

•	Approximately the equivalent of P$747 million aggregate accrued but unpaid interest on the medium term notes and credit facility debt and approximately the equivalent of P$104 million for penalty interest.

As a result of the default on principal and interest referred to above, lenders of Telecom’s financial indebtedness have the right to accelerate the maturity of such indebtedness and to demand payment of the full amounts payable under their respective notes. All of Telecom’s financial indebtedness has been classified as current debt on our December 31, 2003 and 2002 balance sheets (except for amounts relating to Telecom Personal’s debt with the TITAN financial trust which has been refinanced as indicated in Note 8 to our consolidated financial statements as of and for the year ended December 31, 2003 and certain debt of Núcleo).

As of March 31, 2004, as a result of accrual of additional interest expense and appreciation of the peso, Telecom had approximately the equivalent of P$9,935 million of consolidated outstanding financial indebtedness which consisted of:

•	Approximately the equivalent of P$4,703 million aggregate principal amount of notes issued under its medium term notes.

•	Approximately the equivalent of P$4,251 million aggregate outstanding principal amount of credit facility debt owed to financial institutions relating to working capital loans, debt issuances and trade financings.

•	Approximately the equivalent of P$854 million aggregate accrued but unpaid interest on the medium term notes and credit facility debt and approximately the equivalent of P$127 million for penalty interest.

In March 2004, Telecom Personal received a payment request from the TITAN financial trust in connection with a past due amount corresponding to US$0.2 million relating to Telecom Personal’s debt with the TITAN financial trust. Telecom Personal did not pay this amount because of the suspension of principal and interest payments on its outstanding debt. Once the grace period on this past due amount expired, the trustee for the TITAN financial trust issued a notice of acceleration to Telecom Personal requesting that all amounts owed to the TITAN financial trust become immediately payable. As a result of this notice of acceleration, Telecom Personal classified this debt as current at a nominal value.

In addition to the financial indebtedness described above, in connection with Telecom Personal licenses to render PCS services, Telecom has granted sureties on promissory notes issued by Telecom Personal to the order of the SC:

•	for US$22.5 million (with a maturity date of May 7, 2002) as a performance guarantee in accordance with the list of conditions for the PCS service in Areas I and III;

•	together with Telefónica de Argentina S.A. on a promissory note issued by Miniphone S.A., for P$15 million (with a maturity date of October 27, 2000) as a performance guarantee in accordance with the list of conditions for the PCS service in Area II; and

•	together with Telefónica de Argentina S.A. on a promissory note issued jointly by Telefónica Comunicaciones Personales S.A. and Telecom Personal for P$30 million (with a maturity date of November 7, 2000), for the PCS service in the Area II.

Telecom Personal has submitted a report to the SC stating that it has complied with its obligations under the licenses and notes, requesting the release of these promissory notes. Telecom Personal currently expects that once the SC has reviewed its report, the performance guarantees issued to ensure Telecom Personal’s compliance will be released. However, Telecom Personal cannot provide any assurance of this release as the SC has denied prior requests.

Following the APE.    Following consummation of the APE, we expect to have P$5,277 million of unconsolidated outstanding financial indebtedness which will consist of:

•	Approximately the equivalent of P$1,465 million aggregate outstanding principal amount of series A notes which mature in 2014.

•	Approximately the equivalent of P$3,812 million aggregate outstanding principal amount of series B notes which mature in 2011.

The tables below set forth our aggregate scheduled payments under our outstanding debt as of December 31, 2003 for the years indicated after giving effect to the restructuring.

For purposes of the table below, we assume the following:

•	that interest on our principal face amount of outstanding debt denominated in U.S. dollars, euro and Japanese yen restructured under Option A will be capitalized in an amount of interest equal to the principal face adjustment and our peso-denominated outstanding loans restructured under Option A will be capitalized based on the capitalized in an amount of interest equal to the principal face adjustment and adjusted based on the CER from June 25, 2002 through December 31, 2003;

•	that we will pay a cash interest payment in respect of the period from January 1, 2004 to the issuance date (1) to holders who restructure their outstanding debt under Option A and Option B at a rate of 5.53% for the series A notes denominated in dollars (or 4.83% for euro-, 1.93% for yen- or 3.23% for peso-denominated debt) and 9% for the series B notes and (2) an Option C cash interest payment to holders who restructure their outstanding debt under Option C based on the amount of interest that has accrued on the US$663 million of available cash in Option C from January 1, 2004;

•	our euro-denominated outstanding debt is converted into dollars at an exchange rate of €0.7954 per US$1.00, our yen-denominated outstanding loans are converted into dollars at an exchange rate of ¥107.09 per US$1.00 and our peso-denominated outstanding loans are converted into dollars at an exchange rate of P$2.93 per US$1.00, the exchange rates in effect as of December 31, 2003;

•	only scheduled redemptions of principal on the notes are made in the case of the first post-restructuring table, and that a single prepayment of excess cash is applied on October 15, 2004, in the case of the second post-restructuring table; and

•	the issuance date occurs on October 15, 2004 (although we cannot assure you that we will receive reviewing court approval of the APE by that date).

Moreover, with respect to Telecom Personal’s restructuring, for purposes of the table below, we assume that the Telecom Personal restructuring is completed on or before the issuance date and holders of Telecom Personal’s debt elect:

•	To restructure the equivalent of US$50 million of Telecom Personal’s principal amount of outstanding debt and principal face amount adjustment with US$50 of Series A debt instruments;

•	To restructure the equivalent of US$396 million of Telecom Personal’s principal amount of outstanding debt and principal face amount adjustment for US$372 million of Series B debt instruments; and

•	To retire the equivalent of the remaining US$149 million of Telecom Personal’s principal amount of outstanding debt and principal face amount adjustment and for a cash payment of US$119 million.

For the purpose of the first table, we assume that Option B and Option C are fully subscribed and that the Modified Dutch Auction results in a purchase price of 850 dollars, euro, Japanese yen and pesos per 1,058 dollars, euro, Japanese yen and pesos, as applicable, of principal face amount and principal face amount adjustment of outstanding debt. Consequently, the equivalent of US$500 million principal face amount and principal face amount adjustment of outstanding debt will be retired under Option A, US$1,376 million principal face amount and principal face amount adjustment of outstanding debt will be retired under Option B and US$825 million principal face amount and principal face amount adjustment of outstanding debt will be retired under Option C.

Subject to these assumptions, we expect Telecom’s scheduled interest payments and mandatory amortization obligations for our consolidated financial indebtedness outstanding after consummation of the APE to be as follows:

	Consolidated
Due in	Principal	Interest
	(in millions of P$)
2004	208	6
2005	486	511
2006	588	510
2007	639	454
2008	819	387
2009	1,199	353
2010	1,117	234
2011	908	121
2012	233	49
2013	233	31
2014	208	12

Our actual scheduled interest payments and mandatory amortization obligations for our consolidated financial indebtedness outstanding after the restructuring will depend on the actual elections of participating holders and the decision of the reviewing court with respect to the treatment of the non-participating holders. We have included a second debt repayment table in order to illustrate our interest payments and mandatory amortization obligations on our outstanding consolidated financial indebtedness after the restructuring assuming that we issue the maximum amount of notes pursuant to the APE Solicitation. For the purpose of this second table, we assume that Option A is fully subscribed and that we restructure the equivalent of US$2,701 million of our outstanding debt with US$2,701 million of notes under Option A, and that no outstanding debt and principal face amount adjustment will be retired under Option B or Option C.

Subject to these assumptions, we expect Telecom’s scheduled interest payments and mandatory amortization obligations for our consolidated financial indebtedness outstanding after consummation of the APE to be as follows:

	Consolidated
Due in	Principal	Interest
	(in millions of P$)
2004	2,204	6
2005	466	423
2006	441	408
2007	208	385
2008	299	367
2009	1,548	440
2010	1,466	310
2011	1,258	186
2012	1,154	88
2013	209	11
2014	24	1

See “Summary—Payment Default and Restructuring—Future of Telecom if the Restructuring is Successful—Restructuring Tables” for a summary of our aggregate scheduled payments under our unconsolidated outstanding debt as of December 31, 2003 and a comparison of the aggregate scheduled payments under the notes after the restructuring.

The notes will contain a number of restrictive covenants that will, among other things, limit Telecom’s ability and the ability of Telecom’s restricted subsidiaries (including Telecom Personal) to incur indebtedness unless the ratio of Telecom’s net indebtedness to EBITDA (as defined in the “Description of the Notes”), or “leverage ratio,” is 2.75 to 1 (or upon the occurrence of certain events, 2.25 to 1) or less; create or permit liens on property or assets unless the notes are equally and ratably secured; sell assets and/or make capital expenditures in excess of the permitted capital expenditure amounts. Telecom currently expects that it will not satisfy a leverage ratio of 2.75 to 1 prior to 2008 and therefore will not be able to incur any additional indebtedness until that time at the earliest, although its expectations regarding this period may change if rates and/or other factors affecting Telecom’s business vary from its current expectations. See “Summary—Telecom Argentina S.A.—Future of Telecom if Restructuring is Successful.”

The notes will also contain a cross-acceleration provision which will make either the occurrence of any acceleration, or the existence of a payment default, with respect to an aggregate principal amount of the equivalent of US$20 million of debt of either Telecom or its restricted subsidiaries an event of default under the notes.

The notes will also contain a mandatory prepayment provision pursuant to which if, on the last day of any six-month period beginning July 1 or January 1 or the “calculation date”, which period ends after the issuance of the notes, there is any “excess cash”, then commencing on the next April 15 or October 15, respectively, Telecom will be required to use such excess cash as follows:

•	if Telecom’s cash balance (as defined in the indenture) as of the calculation date is less than US$50 million (or its equivalent in other currencies), Telecom will apply up to 30% of the excess cash for such six-month period to increase the cash balance as of such calculation date up to (but not exceeding) US$50 million (or its equivalent in other currencies);

•	at Telecom’s election, up to 29% of the remaining excess cash shall be deposited in the reserve account (as defined in the indenture); and

•	any remaining excess cash, plus amounts being released from the reserve account, shall be applied to purchase or prepay the notes not later than the mandatory prepayment date.

provided, however, that if at any time during such six-month period, Telecom makes any dividend payment, the aggregate amount of the excess cash for such period applied to prepay notes shall be at least two and a half times such distribution payment.

Any excess cash of less than the equivalent of US$5 million will be carried forward to the next mandatory prepayment date and added to the excess cash payable on that date. See “Description of the Notes—Certain Covenants of Telecom—Mandatory Prepayment with Excess Cash.”

Pursuant to the terms of the notes, Telecom will be required to establish a reserve account. Telecom will be permitted to withdraw funds from the reserve account for specified purposes, but any funds not used by Telecom within specified time periods will be used to purchase or prepay notes.

The debt instruments expected to be issued by Telecom Personal if its restructuring is successful are expected to contain similar restrictive covenants and a similar cash sweep provision which will limit Telecom Personal’s ability to transfer cash and/or other assets to Telecom and Telecom’s other subsidiaries. See “The APE Solicitation—Telecom Personal Restructuring Proposal.” Telecom believes that it will be able to generate sufficient cash to fulfill its obligations under the notes without taking into account any cash flows generated by Telecom Personal. Telecom’s APE is not conditioned on the completion of Telecom Personal’s restructuring; however, Telecom has the right, in its sole discretion, to terminate the APE at any time prior to March 31, 2005 if Telecom Personal has not executed its APE agreement, unless Telecom has already received court approval for the APE.

Although Telecom’s present intention is to terminate the APE if Telecom Personal has not executed its APE or otherwise substantially completed its restructuring on or prior to the date of the reviewing court approval, Telecom reserves the right to complete its APE even if Telecom Personal’s restructuring has not been completed.

In addition, the terms and conditions of Nortel’s Series A and Series B Preferred Shares contain covenants which require Nortel to restrict Telecom’s ability to borrow if the ratio of Telecom’s total liabilities to shareholders’ equity is 1.75 or higher. If Nortel does not satisfy these covenants, Nortel’s Series A and Series B Preferred Shares will acquire certain voting rights which will enable Nortel’s preferred shareholders to elect one director and one alternate director of Nortel. Telecom’s ratio of total liabilities to shareholder’s equity has exceeded this amount since March 2002 and Telecom expects its ratio to exceed this amount after the APE is completed.

Capital Expenditures

Telecom estimates that its consolidated capital expenditures for the 2004 fiscal year will be approximately P$395 million, primarily to improve fixed-line service quality, invest in the expansion of ADSL service coverage and capacity and for Telecom Personal to invest in technological upgrades to expand its GSM network. Telecom’s notes will limit its and Telecom Personal’s ability to make capital expenditures. See “Description of the Notes—Certain Covenants of Telecom—Limitation on Capital Expenditures” and “Risk Factors—Telecom’s business operates in a competitive environment which may result in a reduction in its market share in the future.” Telecom expects that for so long as the notes restrict the amount of its capital expenditures it will invest the maximum amount permitted under the terms of the notes. In order to remain competitive, Telecom expects that it will need to invest larger amounts in capital expenditures in the longer term. Telecom expects to finance its capital expenditures through cash generated through operations and therefore its ability to fund these expenditures is dependent on, among other things, its ability to generate sufficient funds internally. The freezing of rates also impacts Telecom’s ability to generate sufficient funds for capital expenditures because the cost of imported materials has increased in peso terms. See “Information on Telecom—Capital Expenditures.”

Commercial Debt and other Obligations

As of December 31, 2003 and December 31, 2002, Telecom had unconsolidated commercial obligations (which include account payables, intercompany and related party accounts payable, obligations to pay taxes, salaries and social security payments (including obligations to any federal, provincial or municipal tax or social security authorities), reserves and other liabilities) of the equivalent of P$653 million and P$607 million, respectively. Telecom plans to meet its commercial obligations out of its cash flow in pesos. Telecom’s ability to meet these obligations will depend on the generation of sufficient cash flow and, in the case of commercial obligations denominated in currencies other than pesos, Telecom’s ability to transfer funds outside of Argentina, a stable exchange rate between the applicable currency and the peso and the availability of foreign exchange. Telecom’s ability to pay these commercial obligations will also depend on the treatment of these obligations by the APE reviewing court. See “Risk Factors—We may be forced to seek the consent to the APE from our commercial creditors which will delay the completion of the APE.”

Telecom’s consolidated liabilities and purchase commitments as of December 31, 2003 were as follows:

	Past Due		2004	2005	2006	2007	2008	After 2008	Total
	(in millions of Argentine pesos)
Loans	$9,991	(1)	$5	$3	$4	$3	$64	$12	$10,082
Accounts payable	—		451	—	—	—	—	—	451
Salaries and social security payable	—		77	12	9	4	2	3	107
Taxes payable	—		151	—	—	—	—	—	151
Other liabilities	—		25	1	2	2	2	32	64

Total	$9,991		$709	$16	$15	$9	$68	$47	$10,855	(2)

(1)	Includes P$4,315 million debt that is subject to acceleration at the option of the holders.
(2)	In addition, as of December 31, 2003, we had reserves for contingencies of P$225 million.

Related Party Transactions

Telecom has entered into certain transactions with its direct shareholder Nortel and its indirect shareholder Telecom Italia under the Management Agreement and in the ordinary course of business. For a description of these transactions see “Major Shareholders and Related Party Transactions.”

Taxes

Turnover Tax

The rate of turnover tax depends on the jurisdiction in which the revenue is generated and ranges from 2% to 6%. Until December 31, 2001, the amount of this tax was included in our income statements as a deduction from net revenues. Since December 31, 2002, this tax has been included in our income statements as part of the cost of services provided, therefore, the comparative figures for previous periods have been reclassified accordingly.

In compliance with CNT General Resolution No. 2345 which was issued in November 1994, or “Resolution 2345,” on November 28, 1994, as a result of the reduction in turnover taxes for the period from January 1991 through December 1994, Telecom deposited P$2.8 million in a special account for reimbursement of certain turnover taxes previously paid by federal district customers. General Resolution No. 2345 also established that the CNT should determine the method for reimbursing such clients.

In March 1996, the CNT issued General Resolution No. 86/96, or “Resolution No. 86/96,” which provided the method for reimbursing clients and established that the total amount to be reimbursed was P$5.6 million in principal and P$12 million in interest. Resolution No. 86/96 required Telecom to reimburse an additional P$2.8 million of principal and pay interest on this principal amount for the fourteen month period between the issuance of Resolution 2345 and Resolution 86/96.

Telecom has analyzed the CNT’s calculations used to determine the amount that it is required to reimburse and believes that the amount that it should reimburse to customers in the federal district is substantially lower. On March 1, 1996, Telecom filed an administrative appeal of Resolution No. 86/96 with the CNT. While this appeal is pending, Telecom has complied with Resolution No. 86/96 and has returned a total of P$17.6 million to customers in the federal district based on the amount of tax charged on bills issued and due after April 1, 1996.

Income Tax

Telecom’s income tax rate is currently 35% of taxable income. The amount of income subject to tax is calculated according to tax regulations which contain a different methodology for calculating net income than the methodology used for the preparation of our financial statement under Argentine GAAP. The differences between the methodology of computing income under the tax regulations and under Argentine GAAP make it difficult to determine taxable income from our income statements. For instance, some deductions from income normally accepted for accounting purposes must be added back to income for tax purposes. Moreover, the tax regulations do not currently provide for the restatement of figures to reflect inflation as is required in certain periods by Argentine GAAP. See “Presentation of Financial Information.”

Dividends paid by Telecom which exceed the difference between Argentine GAAP income and taxable income computed as provided in the tax regulations are subject to income tax at a rate of 35%.

Net losses can generally be carried forward and applied against future taxable income for 5 years. However, certain losses relating to the devaluation of the peso may only be deducted at a rate of 20% per fiscal year. See “—Critical Accounting Policies—Income Taxes—Deferred tax assets and Tax credit on minimum presumed income.”

Costs Associated with Income Taxes Paid by Foreign Lenders

Pursuant to the terms and conditions of Telecom’s outstanding loans, Telecom is required to reimburse its foreign lenders for Argentine income taxes payable by the lenders with respect to the interest on the loans by increasing or “grossing up” the amount of interest paid to these lenders such that, after payment of the Argentine taxes, the lenders have received the contractual interest rate. Withholding rates on interest payments to foreign beneficiaries are currently 15.05% (17.7163% with gross up) if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee. Previously, the withholding rate was 35% (53.8462% with gross up) if the lender did not meet the aforementioned requirements. However, Argentine Law No. 25,784, which was published in the Official Bulletin in October 2003, amended the requirement that a lender must be located in a jurisdiction that has adopted the Banking Supervision Standards of the Basle Committee. Under Law No. 25,784, the 15.05% withholding rate currently also applies to lenders who are banks or financial entities located in jurisdictions that are neither void nor subject to taxation according to Argentine income tax rulings or have entered into treaties with Argentina providing for exchange of information upon request by the respective authority. Further, unless their internal rulings provide otherwise, requests for banking, stock exchange or other secret information cannot be challenged. In order to be eligible for the 15.05% withholding rate, the financial entity must be under the supervision of a respective central bank or equivalent authority. Interest payments on obligaciones negociables that meet the requirements of Section 36 of the Negotiable Obligations Law and were held by foreign beneficiaries remain income tax exempt.

Thin Capitalization Rules

The 1998 tax reform introduced a limitation on the deduction of interest expense for income tax purposes. A company that is not a financial entity may deduct the following categories of interest without any restriction: interest on loans granted by individuals, interest subject to the 35% withholding tax and 40% of other interest payments. The remaining 60% of the interest in the residual category may be deducted if the company’s liabilities on which interest in the residual category is paid do not exceed 2.5 times the company’s equity or the amount of interest paid in the residual category is less than 50% of net income for the fiscal year (before the interest deduction). In the event that both limits are exceeded, a portion of the deduction for the remaining 60% of the interest in question is denied but, it can be deducted in the following five fiscal years, subject to the limitations described above. The nondeductible portion is equal to the greater of (i) the percentage by which the liabilities giving rise to in this residual category exceed 2.5 times the company’s equity or (ii) the percentage by which 100% of the interest in the residual category exceeds 50% of the company’s net taxable income (as defined above). During fiscal year 2002, Telecom’s deduction of interest expenses was limited because it was not able to satisfy the conditions required in order to deduct the remaining 60% of the interest expense. Argentine Law No. 25,784 modified the limitation on the deduction of interest expense by stating that the limit will only be applied to interest expense on debt owed to non-resident entities that control the borrowing entity (except for interest expense subject to the 35% withholding tax) in proportion to the amount of debt that exceeds two times the company’s equity, and the excess of interest over this ratio will be treated as dividend payments.

Tax on Minimum Presumed Income

Telecom pays an amount equal to the greater of the income tax or the tax on minimum presumed income. The tax on minimum presumed income is computed based on 1% of the value of Telecom’s assets. The value of Telecom’s assets is determined in accordance with the criteria established under the tax laws and generally approximates market value. The amount of any income tax paid during the year may be deducted from the tax on minimum presumed income that would be payable in such year. The amount of tax on minimum presumed income in excess of the income tax for such year may be carried forward for a ten year period. This excess may be treated as a credit that may be applied against the income tax payable in a future year to the extent the tax on minimum presumed income exceeds income tax payable for such future year. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income. We paid minimum presumed income tax for years 2002 and 2003.

Tax on Company Indebtedness

Argentine Law No. 25,063, which was abolished as of July 1, 2002, imposed a tax on company indebtedness. The tax applied to interest and financial costs of the following obligations which are deductible for income tax purposes:

•	commercial paper, or obligaciones negociables, issued under Argentine Law No. 23,576,

•	loans borrowed from domestic financial entities regulated by Argentine Law No. 21,526, and

•	loans granted to companies by individuals.

The tax rate was originally 15% on interest and fees in the case of commercial paper issued under Argentine Law No. 23,576 and loans borrowed from domestic financial entities regulated by Argentine Law No. 21,526. Subsequently, the tax rate was reduced as follows:

Date of Reduction	Tax Rate
January 1, 2001	10%
July 1, 2001	8%
October 1, 2001	6%
January 1, 2002	4%
April 1, 2002	2%

The tax on commercial paper issued under Argentine Law No. 23,576 and loans borrowed from domestic financial entities regulated by Argentine Law No. 21,526 was originally limited to a maximum of 2.25% of the principal amount of debt, however, this limit was reduced to 1.5% of the principal amount of the debt as of January 1, 2001, 1.20% of the principal amount of the debt as of July 1, 2001, 0.90% of the principal amount of the debt as of October 1, 2001, 0.60% of the principal amount of the debt as of January 1, 2002 and 0.30% of the principal amount of the debt as of April 1, 2002.

In the case of loans granted to companies by individuals, the tax rate was originally 35% of the principal amount of debt but was reduced as follows:

Date of Reduction	Tax Rate as a % of principal amount of debt
January 1, 2001	25%
July 1, 2001	20%
October 1, 2001	15%
January 1, 2002	10%
April 1, 2002	5%

The issuer of commercial paper or the borrower from financial entities or individuals as the case may be, was liable for the payment of the tax. With certain limitations, the tax amount paid was treated as a tax credit that could be applied against the income tax or the minimum assumed income tax, if any, corresponding to the same year.

During year 2003, Telecom did not charge any tax on company indebtedness to income, compared to a charge of P$4 million to income during year 2002 as a result of the tax on its indebtedness. During year 2001, Telecom charged P$15 million to income.

Value Added Tax (VAT)

VAT does not have a direct impact on Telecom’s results of operations. VAT paid by Telecom to its suppliers is applied as a credit toward the amount of VAT charged by Telecom to its customers and the net amount is passed through to the Argentine government. VAT rates are 21%, 27% and 10.5%, depending on the type of the transaction and tax status of the customer.

The import of services (including financial services) by Argentine VAT taxpayers registered for VAT purposes, or responsables inscriptos, is subject to VAT. In the case of loans, if the lender is a bank or a financial entity located in a country whose central bank has adopted the Banking Supervision Standards of the Basle Committee, the rate is 10.5%. If the foreign lender is one other than those mentioned above, the rate is 21%.

The burden of paying VAT is borne by the Argentine taxpayer.

Tax on Deposits to and Withdrawals from Bank Accounts

The tax on deposits to and withdrawals from bank accounts under Law No. 21,526 applies to certain deposits to and withdrawals from bank accounts opened in Argentine financial entities and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a deposit to or withdrawal from a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an entity regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a deposit to or withdrawal from a bank account, is subject to the tax on deposits and withdrawals unless a particular exemption is applicable. The tax rate was originally 0.25% of the transaction. Beginning on May 3, 2001, the rate was increased to 0.4%, and in certain situations it has increased to 0.8%. Since August 1, 2001, the tax rate has been 0.6% of the transaction volume.

From May 3, 2001 to July 31, 2001, 37.5% of the tax paid could be used as a tax credit against income tax, VAT and the tax on minimum presumed income. From July 31, 2001 until February 18, 2002, the creditable portion of the tax was increased to 58%. As of February 18, 2002, this credit is no longer available.

During year 2003, Telecom and its subsidiaries charged P$36 million against income as a result of this tax. During year 2002, Telecom charged P$46 million against income as a result of this tax.

On February 6, 2003, the Ministry of Economy, through General Resolution No. 72/03, authorized Telecom to increase the basic telephony services tariffs by the amount of the tax on deposits to and withdrawals from bank accounts as provided for in General Resolution No. 72/03. The amount of the tax charged must be shown in detail on the customers’ bills. The amounts charged before General Resolution No. 72/03 will be included in the tariff renegotiation process.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be utilized as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Tax on Personal Property

Argentine Law 25,585, which was passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, and applies as of December 31, 2002, imposes a tax on shares of stock corporations, such as the ADSs and the Class A, B and C Shares, or equity interests in companies regulated by the Argentine Companies Law if the equity interests are owned by individual holders and/or undivided estates of the equity interests (regardless of whether domiciled within Argentina or in a foreign country). This tax is also imposed upon companies and/or any other legal entities located in a country other than Argentina. It is presumed, without the right to rebut such presumption, that shares of stock corporations, such as Telecom’s ADSs and the Class A, B and C Shares, and/or equity interests of companies regulated by Argentine Companies Law, as amended, whose holders are companies, other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

Telecom is required to pay this tax on behalf of the holders of its ADSs, Class A, B and C shares. Telecom has the right to obtain the refund of the amounts paid, even if this requires holding and/or foreclosing the property on which the tax is due, but to date no effective procedures have been developed to collect from Telecom’s shareholders the amount of this tax paid on their behalf. Therefore, as a practical matter, until such a mechanism is developed, the payment of this tax will constitute an additional expense for Telecom.

The tax rate applied is 0.50%. This tax is computed based on the value of Telecom’s shareholders’ equity as stated on the most recent balance sheet of the company as of December 31.

On January 22, 2004, Telecom requested from its holders as of December 31, 2002 of Class B shares and ADSs the reimbursement of the Tax on Personal Property from those holders who were eligible for reimbursements of P$100 or more. As of March 31, 2004, holders of Class B shares reimbursed Telecom for approximately P$9,095 and holders of ADSs had reimbursed Telecom for approximately US$922. Telecom expects that a substantial part of the remaining tax amount that is not reimbursed will result in an additional expense for Telecom.

Other Taxes and Levies

Telecom is subject to a levy of 0.5% of its monthly revenues from telecommunications services. The proceeds of this levy are used to finance the activities of the Regulatory Bodies. The amount of this levy is included in Telecom’s income statement within “other operating and maintenance expenses.”

Law No. 25,239 imposes a tax of 4% of amounts invoiced excluding VAT but including the excise tax, which results in an effective tax rate of up to 4.1677%.

Since the beginning of year 2001, telecommunication services companies have been required to pay a universal service tax to fund universal service requirements. The universal service tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the universal service tax. The rate is 1% of total billed revenues.

Since the rates for their services are generally not regulated, as a result of increasing tax burdens on cellular operators, Telecom Personal and other Argentine cellular operators decided to include a special charge in their customers’ bills which reflects the impact of these regulatory taxes. However, pursuant to General Resolution No. 279/01, the SC prohibited cellular operators from billing this special charge. Telecom Personal has filed an administrative appeal objecting to the application of General Resolution No. 279/01. As of the date of this solicitation statement, this appeal is still pending.

Quantitative and Qualitative Disclosures About Market Risk

Telecom is exposed to market risk, including changes in foreign exchange rates and interest rates, in the normal course of its business. In order to hedge the risks associated with changes in foreign exchange rates and interest rates, Telecom has used derivative financial instruments in the past and may use such instruments in the future. Telecom does not hold or issue derivative financial instruments for trading purposes.

In 2002, as a result of the macroeconomic and political conditions in Argentina (including the elimination of dollar-peso parity) which diminished the utility of Telecom’s hedging transactions and its ability to comply with its obligations, Telecom terminated its outstanding currency and interest rate swap arrangements. Telecom’s termination of its swap arrangements, which were unwound at fair value and generated losses of approximately P$281 million before income tax, caused its debt obligations to increase by approximately US$75 million.

As of December 31, 2003, Telecom was not party to any derivative financial instruments.

Telecom’s exposure to market risk for changes in interest rates relates primarily to its debt obligations. Telecom has long-term debt with both fixed and variable rates. See the table below for additional information regarding these debt obligations.

Telecom has in the past entered into foreign currency swap contracts in order to hedge the risk of fluctuations in foreign currency exchange rates associated with certain loans and long-term debt that are denominated in foreign currencies other than U.S. dollars. Where used, the foreign exchange contracts related to such loans and long-term debt had the same maturity as the underlying debt.

The table below provides information in Argentine pesos in respect of Telecom’s debt obligations, by currency, outstanding as of December 31, 2003, which amounts have been translated into pesos at a rate of P$2.93 to US$1.00. With respect to these debt obligations, the table presents principal cash flows and related weighted average interest rates at maturity dates of principal amounts set forth in the instruments governing such obligations as of December 31, 2003.

The information presented in the table reflects the terms of the consolidated debt obligations as set forth in the instruments governing these obligations. However, as a result of the suspension of principal and interest payments on our outstanding financial indebtedness, the holders of these obligations have the right to accelerate the maturity of this indebtedness and to demand payment of the full amounts payable under their respective notes. Accordingly, all of the instruments set forth under the “Total” column were considered due and payable in our financial statements as of December 31, 2003 (except for amounts relating to Telecom Personal’s debt with the TITAN financial trust which has been refinanced as indicated in Note 8 to our consolidated financial statements as of and for the year ended December 31, 2003 and certain debt of Núcleo). Amounts shown for year

2003 include amounts payable on outstanding debt that matured in 2002 but that was not paid due to the suspension of payments commencing in 2002.

	Consolidated Debt as of December 31, 2003
	2003(1)	2004	2005	2006	2007	2008+	Total(3)
US Dollars	3,244	395	216	96	68	130	4,149
Fixed rate	552	50	44	22	21	79	769
Average interest rate(4)	10.10%	6.26%	6.56%	7.13%	7.17%	4.34%
Variable rate	2,692	345	171	74	46	50	3,379
Average interest spread of LIBOR	2.30%	3.04%	2.53%	1.87%	1.76%	1.42%
Euro(2)	1,612	1,310	12	12	710	766	4,421
Fixed rate	1,612	1,310	12	12	710	74	3,729
Average interest rate(4)	7.37%	8.85%	1.75%	1.75%	8.77%	1.75%
Variable rate	—	—	—	—	—	692	692
Average interest spread of Euribor(4)						1.50%
Japanese yen	255	37	37	37	37	94	497
Fixed rate	72	37	37	37	37	93	313
Average interest rate(4)	2.50%	2.50%	2.50%	2.50%	2.50%	2.50%
Variable rate	183	—	—	—	—	—	183
Average interest spread of Japanese LIBOR(4)	2.02%
Argentine Pesos	164						164
Fixed rate	164	—	—	—	—	—	164
Average Interest rate(4)	8.00%

(1)	Amount includes US$532 million of debt denominated in U.S. dollars, €209 million of debt denominated in euro, ¥5,103 million of debt denominated in Japanese yen and P$164 million of debt denominated in pesos, all of which were due to mature in 2002.
(2)	Includes debt originally denominated in Italian Lire.
(3)	May not sum due to rounding.
(4)	Average interest rate is computed based on the weighted average.

Interest Rate Exposure.    As of December 31, 2003, 54% of Telecom’s consolidated debt obligations were issued at a fixed interest rate. The remainder of the outstanding debt exposure is set at variable interest rates, principally related to changes in LIBOR. Debt obligations with variable interest rates are mainly based on LIBOR plus specified margins.

Telecom estimates based on the current composition of its balance sheet that every variation in the interest rates of 100 basis points, plus or minus, to its current floating rate consolidated debt would result in a variation of approximately P$43 million of interest expenses per year, assuming no change in the principal amount of this indebtedness. The analysis is based on the assumption that such variation of interest rates occurred at the same time for the different type of floating rates to which our actual debt is exposed.

Exchange Rate Exposure.    Since the Convertibility Law pegged the peso at a value of P$1.00 per US$1.00, exchange rate risks were mainly related to changes in the value of the U.S. dollar in comparison with currencies other than the Argentine peso. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls. See “Exchange Controls.” While the Convertibility Law was in effect, Telecom used derivative financial instruments to partially hedge its exposure to foreign exchange rate fluctuations related to its indebtedness not denominated in U.S. dollars. Telecom terminated all of its outstanding currency and interest rate swap arrangements in 2002.

Telecom’s results of operations are very susceptible to changes in the peso/dollar and peso/euro exchange rates because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in dollars or euro. As of December 31, 2003, a substantial majority of Telecom’s consolidated debt obligations (approximately 98%) were issued in currencies other than the Argentine peso. As of December 31, 2003, approximately 45% of Telecom’s financial debt was issued in US dollars, approximately 48% was issued in euro (or predecessor currencies) and approximately 5% was issued in Japanese yen.

Telecom estimates, based on composition of its balance sheet as of December 31, 2003, that every variation in the exchange rate of P$0.10 against the U.S. dollar and proportional variations for the euro and yen against the Argentine peso, plus or minus, would result in a variation of approximately P$280 million of its consolidated financial indebtedness. Telecom estimates that, based on the composition of its balance sheet as of December 31, 2003, as adjusted to give effect to the consummation of the restructuring in accordance with the pro forma financial statements as of December 31, 2003 as set forth in “Unaudited Pro Forma Consolidated Financial Information,” every variation in the exchange rate of P$0.10, plus or minus, against the U.S. dollar and proportional variation for the euro and Japanese yen against the Argentine peso would result in a variation of approximately P$191 million of its consolidated financial indebtedness. These analyses are based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

As of December 31, 2003, Telecom had certain non-current investments in bonds issued by the Argentine government and Argentine provinces. The book value of these investments as of December 31, 2003 was approximately P$35 million. In addition, Telecom had certain current investments in Argentine government bonds and foreign sovereign bonds. The book value of these investments as of December 31, 2003 was approximately P$76 million.

INFORMATION ON TELECOM

Telecom

Telecom is one of the largest private-sector corporations in Argentina in terms of revenues. Telecom has a non-expiring license, which we refer to as the “License,” to provide fixed-line public telecommunications services and basic telephony services in Argentina. Telecom also provides other telephone-related services such as international long-distance service and data transmission and Internet service, and through its subsidiaries, wireless telecommunications services and telephone directory publishing and data transmission. Through September 30, 1999, Telecom provided domestic and international telephony services in the Northern Region on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the market. See “Regulatory Framework—Deregulation Plan Established by Decree No. 264/98.”

As of December 31, 2003, our telephone system included approximately 3.6 million lines in service. This is equivalent to approximately 20 lines in service per 100 inhabitants in the Northern Region and 320 lines in service per employee.

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware, 19715.

Organizational Structure

The following chart shows our principal subsidiaries and affiliated companies as of December 31, 2003, and jurisdiction of organization.

(*)	Non-operating company.
(**)	In process of liquidation.

Consolidated Subsidiary Information

The following table presents information relating to the activity of, our percent ownership of and the percentage of our consolidated total net sales represented by our consolidated subsidiaries as of December 31, 2003:

Subsidiary(1)	Activity	Percent Ownership	Percentage of Telecom’s Total Net Sales
Telecom Personal S.A.	Cellular Telephony and PCS	99.99	26.7
Núcleo S.A. (2)	Cellular Telephony and PCS	67.50	4.3
Telecom Argentina USA Inc.	International Service	100.00	0.9
Publicom S.A.	Publication of Directories	99.99	0.9
Cable Insignia S.A. (2)(3)	Cellular Telephony and PCS	75.00	0.0
Micro Sistemas S.A. (4)	Data Transmission	99.99	0.0

(1)	All incorporated in Argentina, except for Núcleo S.A. (Paraguay), Cable Insignia S.A. (Paraguay) and Telecom Argentina USA Inc. (USA).
(2)	Interest held indirectly through Telecom Personal.
(3)	This subsidiary is in the process of liquidation.
(4)	Not operative as of December 31, 2003.

Recent Developments

The effects of the Public Emergency Law and the devaluation of the peso have made it difficult for us and our subsidiaries to meet our debt service requirements on our outstanding financial indebtedness, principally because most of our revenues have been converted into pesos while most of our liabilities remain denominated in U.S. dollars, euro and Japanese yen. In addition, Telecom has not been able to increase tariffs in peso terms to offset the devaluation because tariffs with respect to a large portion of its business may only be adjusted after renegotiation with the Argentine government. See “Information on Telecom—Rates.”

As a consequence of developments relating to the macroeconomic environment in Argentina and the Public Emergency Law, including the deterioration of the economic situation in Argentina, the devaluation and volatility of the Argentine peso, the pesification of our rates and uncertainties surrounding the adjustment of our regulated rates, in the first half of 2002 Telecom and Telecom Personal announced the suspension of payments of principal and interest on their financial debt obligations. As a result, Telecom and Telecom Personal are in default under their respective outstanding financial indebtedness.

We have been working with our respective financial advisors to develop a comprehensive plan to restructure our financial debt obligations and have consequently developed the restructuring plan presented in this APE solicitation statement. See “The APE Solicitation” and “Description of the APE.”

History

Telecom was created by Decree No. 60 of the executive branch dated January 5, 1990 and incorporated as “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, the legal name of Telecom was changed to “Telecom Argentina STET-France Telecom S.A.” and on February 18, 2004 was changed to “Telecom Argentina S.A.”.

Telecom is organized as a sociedad anónima under Argentine law. The duration of Telecom is 99 years from the date of registration with the Buenos Aires Public Registry of Commerce (July 13, 1990). Telecom conducts business under the commercial name “Telecom.”

Telecom commenced operations on November 8, 1990, which we refer to as the “Transfer Date,” upon the transfer from the Argentine government of the telecommunications system in the Northern Region previously owned and operated by Empresa Nacional de Telecomunicaciones, or “ENTel.” This transfer was made pursuant to the Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees, or the Privatization Regulations, which specified the privatization procedure for ENTel.

The Privatization Regulations provided for:

•	the division of the Argentine telecommunications network operated by ENTel into two regions, the “Northern Region” and the southern region of Argentina, or the “Southern Region”;

•	the granting to Telecom and Telefónica of non-expiring licenses to provide basic telecommunication services in the Northern Region and Southern Region, respectively;

•	the granting to Telintar and Startel, each joint subsidiaries of Telecom and Telefónica, of non-expiring licenses to provide certain telecommunications services; and

•	the transfer by ENTel of substantially all its assets and personnel and certain contracts to those companies.

On the Transfer Date, pursuant to the terms and conditions of a transfer contract, which we refer to as the “Transfer Agreement,” the Argentine government sold 60% of Telecom’s common stock to Nortel, a holding company formed at that moment by a consortium, or the Consortium, comprised of:

•	Telecom Italia S.p.A., or Telecom Italia, formerly STET Societá Finanziaria Telefónica p.a., or STET,

•	France Cables et Radio S.A., or FCR, a member of the France Telecom Group,

•	Pérez Companc S.A., formerly Compañía Naviera Pérez Companc S.A.C.F.I.M.F.A., or Pérez Companc and

•	J.P. Morgan & Co. Incorporated, or J.P. Morgan.

Pursuant to the Privatization Regulations, 10% of common stock was transferred to certain ex-employees of ENTel and Compañía Argentina de Teléfonos S.A., or “CAT,” by the Argentine government, and the remaining 30% of our common stock was sold to investors, principally in Argentina, the United States and Europe, in an offering completed in March 1992. See “Directors, Senior Management and Employees—Share Ownership Plan.”

On the Transfer Date, Telecom also entered into a management agreement with Telecom Italia and FCR, or “the Operators,” pursuant to which the Operators agreed to manage the business of Telecom and to provide services, expertise and know-how with respect to Telecom’s activities. We refer to this agreement, as amended, as the “Management Agreement.” See “—Management Agreement.”

On April 15, 1992, Telecom began to provide services to four of the six provinces formerly served by CAT. Telecom provided public telecommunications services on an exclusive basis for a seven-year term, which expired on November 8, 1997. Telecom had the right, subject to regulatory approval and other conditions, to an extension of the period of exclusivity. On March 13, 1998, the Argentine government issued Decree No. 264/98, whereby the period of exclusivity was extended with respect to basic telephony services until October 1999. The decree further provided for a transition period prior to the full liberalization of the telecommunications market. Decree No. 264/98 also applied to Telintar, the holder of the non-expiring license to provide international telecommunications services in Argentina at that time. See “—Regulatory Framework—Deregulation Plan Established by Decree No. 264/98.”

On August 12, 1999, Pérez Companc (owner of 25% of the ordinary shares of Nortel), and J.P. Morgan and J.P. Morgan Capital Corporation (jointly owners of 10% of the ordinary shares of Nortel) sold all of their shares of Nortel in equal parts to members of the Telecom Italia Group and FCR.

On May 3, 2000, certain employees of Telecom participating in the employee Share Ownership Plan created by the Argentine government in connection with the privatization of ENTel, sold 44,458,431 Class B shares (represented by 7,600,000 ADSs and 6,458,431 shares) in an offering in the United States and in Argentina.

On March 1, 2001, the SC authorized Telecom to amend our bylaws to expand our corporate purpose to include the marketing of equipment, infrastructure and goods of any type related or complimentary to telecommunications, and the performance of works and provision of all types of services, including consulting and security related to telecommunications, as well as the development of telecommunications technology and information processing systems. This expansion of the corporate purpose has been approved by the CNV.

On September 9, 2003 Nortel was notified of the agreement between the France Telecom Group and the Argentine Werthein Group for the sale of France Telecom Group’s interests in Nortel. This agreement was approved by the SC on December 10, 2003 and by the Comisión Nacional de la Defensa de la Competencia (the Argentine Commission for the Defense of Competition) on December 16, 2003. See “Major Shareholders and Related Party Transactions—Major Shareholders.”

Our Business

Telecom has a non-expiring license to provide fixed-line public telecommunications services and basic telephony services in Argentina. Telecom owns public exchanges, a local telephone line network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region, and we also own a network in the Southern Region. Telecom provides a variety of telephone-related services, directly or through its subsidiaries.

Telecom’s principal services are:

•	Voice, data and Internet Services. Voice, data and Internet services are comprised of the following:

•	Basic telephony services. Telecom provides basic telephony services, including local and domestic long-distance telephone services and public telephone services. As of December 31, 2003, Telecom had approximately 3.6 million lines in service;

•	International long-distance services. Telecom provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits; and

•	Data transmission and Internet services. Telecom provides data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, national and international broadcasting signal transport and videoconferencing services. As of December 31, 2003, Telecom had approximately 155,000 dial-up subscribers and approximately 44,600 Asymmetric Digital Subscriber Line, or ADSL, subscribers to our Internet service.

Other basic telephony services. Other services provided by Telecom include supplementary services such as call waiting, call forwarding, conference calls, voice mail and itemized billing, and telecommunications consulting and telecommunications equipment and maintenance services.

•	Wireless Telecommunications Services. Telecom, through its subsidiary Telecom Personal, provides wireless telephone service throughout Argentina via cellular and PCS networks. Telecom also provides cellular and PCS services in Paraguay through Núcleo, a subsidiary of Telecom Personal. As of December 31, 2003, Telecom had approximately 2.6 million wireless subscribers in Argentina and approximately 527,135 in Paraguay.

•	Directory Publishing. Telecom edits, prints, sells and distributes publications, through our 99.9% owned subsidiary, Publicom. In addition, Publicom sells advertising in such publications and develops and sells advertising linked to telephone service.

See Note 13 to our consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001 and “Operating and Financial Review and Prospects—Factors Affecting Results of Operations” for additional information as to our results of operations by business segment.

Through September 30, 1999, Telecom provided domestic and international telephony services in the Northern Region on an exclusive basis. Commencing in October 1999, the Argentine government implemented a deregulation plan introducing competition into the basic telephony service market. As a result, Telecom has commenced offering services throughout Argentina and competes with Telefónica and with a number of new operators throughout our markets. The Argentine telecommunications market was opened to full competition beginning in November 2000. See “—Competition.”

Our operations are subject to a complex series of laws and regulations of the Argentine government. In addition, Telecom is subject to the supervision of the Comisión Nacional de Comunicaciones, or the CNC, and the Secretaría de Comunicaciones, or the SC, or collectively the Regulatory Bodies. See “—Regulatory Framework.”

The Argentine government has taken certain measures that have affected revenues from the services Telecom provides. By the enactment of the Public Emergency Law, the rates charged by Telecom for measured service, public telephone service, national and international long distance and monthly basic charges and installation charges have been pesified and frozen. Telecom cannot predict when the Public Emergency Law will cease to be effective or how these or other Argentine government regulations may affect our future revenues. See “—Rates” and “Operating and Financial Review and Prospects—Economic and Political Developments in Argentina.”

Voice, data and Internet Services

Telecom is the principal provider of “basic telephony services” in the Northern Region, and since late 1999 has also provided basic telephony services in the Southern Region. See “—Competition—Basic Telephony and

International Long-Distance Services.” The term “basic telephony services” means the supply of fixed telecommunications links which form part of the public telephone network, or are connected to such network, and the provision of local and domestic long-distance telephone service.

Telecom’s Domestic Telephone Network

Telecom’s domestic fixed-line telephone network includes installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment. The following table illustrates the development of Telecom’s domestic telephone network:

	September 30, 1999	December 31, 2000		December 31, 2001	December 31, 2002	December 31, 2003
Number of installed lines(1)	3,577,807	3,723,936		3,800,058	3,802,464	3,800,085
Net lines installed (during each period)	222,941	146,129	(3)	76,122	2,406	(2,379)
Net lines installed cumulative	2,006,843	2,152,972		2,229,094	2,231,500	2,229,121
Number of lines in service(2)	3,422,596	3,839,831		3,891,800	3,590,284	3,655,859
Net lines in service added for the period	73,289	417,235	(3)	51,969	(301,516)	65,575
Net lines in service added cumulative	2,020,627	2,437,862		2,489,831	2,188,315	2,253,890
Lines in service per 100 inhabitants(4)	19.1	21		21	19	20
Pending applications	16,303	66,900		40,100	20,300	74,800
Total public phones	71,407	80,036		82,176	79,812	80,127

(1)	Reflects total number of lines available in switches.
(2)	Reflects number of lines capable of generating traffic. Includes direct inward dialing lines, which do not use installed line capacity.
(3)	Reflects information from September 30, 1999 up to December 31, 2000.
(4)	Corresponds to the Northern Region.

Basic Telephony Revenue

Monthly Basic Charges.    Telecom bills a monthly basic charge to its customers. The charge is based on pulses, valued at the price per pulse prevailing during the periods included in the invoice and, through January 6, 2002, translated to pesos at the applicable exchange rate. See the information contained in “—Recent Developments” above and “—Rates” below. The number of pulses varies depending on the type of customer. Telecom estimates that approximately 88% of lines in service as of December 31, 2003 were for residential customers and approximately 12% were for professional, commercial and government customers. Additionally, due to the regulatory regime, Telecom is obliged to offer discounts to low consumption residential and retired customers.

Measured Service.    In addition to a monthly basic charge, Telecom bills a monthly measured service charge from almost all of its customers which is based on telephone usage. Measured service is billed at the price per pulse at the time the call is made and, through January 6, 2002, translated to pesos at the applicable exchange rate. Additionally, due to the competitive environment Telecom had offered discounts to customers mainly for domestic long distance service which reduced the revenues billed for this service. However, these discounts were significantly reduced during 2002. See the information contained in “—Recent Developments” above and “—Rates” below. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance traveled and the duration of calls. Historically, the only type of unit of usage used to determine charges had been the pulse, a fixed value unit. During the summer months (December through March) there is a lower consumption of pulses due to the fact that many customers are on vacation.

Local minutes were approximately 13.4 billion during 2003, 13.0 billion during 2002 and 14.0 billion during 2001. A significant portion of these local minutes were related to our “0610” Internet dial-up service.

Domestic long-distance minutes were 2.5 billion during 2003, 2.4 billion during 2002 and 2.5 billion during 2001.

Telecom estimates that in the year ended December 31, 2003, approximately 65% of measured service revenues was generated by residential customers, and approximately 35% was generated by professional, commercial and government customers. Telecom estimates that in the year ended December 31, 2002, approximately 59% of measured service revenues was generated by residential customers, and approximately 41% was generated by professional, commercial and government customers.

Domestic Long-Distance Calls.    The price of domestic long-distance calls varies with the time of day, the day of the week, the distance of the call, the duration of the call and the price per pulse existing at the billing time. Our domestic long-distance rate structure was revised effective May 1, 1992 as part of the process of rate restructuring and were further revised in 1997 as part of the rate rebalancing. See “—Rates.” Additionally, due to competition, Telecom offers discounts to customers mainly for domestic long distance service. This practice has reduced the revenues billed for this service.

Internet Access – 0610 Service.    On March 11, 1998, Telecom began providing a dial-up service called 0610 to enable customers to access the Internet through authorized ISPs at promotional rates. These rates feature an average discount of 47% for 30-minute communications (urban tariff), depending on the time and the day of the week. Traffic generated by the 0610 service amounted to 7.6 billion minutes in 2003, and 7.0 billion minutes in 2002 and 7.4 billion minutes in 2001.

Installation Charges.    Revenues from installation charges consist primarily of fees levied for installation of new phone lines. Telecom must gradually reduce installation charges pursuant to an agreement with the Argentine government. See “—Rates.”

Dedicated Lines.    Telecom provides dedicated lines primarily to businesses. Dedicated lines are dedicated point-to-point leased lines. In addition to installation fees, Telecom receives revenues from dedicated analog interurban lines that are fixed by pulses according to the price of interurban calls (corresponding to the distance of such calls). Telecom reduced the rates for interurban analog dedicated lines as a consequence of a price reduction under Decree No. 92/97, and for interurban digital dedicated lines in order to maintain consistency with its general tariff structure.

Interconnection Revenues.    As of October 1999, Telecom started to collect fees from other operators related to interconnection services which primarily includes access, termination and long-distance transport of calls.

Public Phones.    As of December 31, 2003, there were 80,127 public telephones installed of which 8,490 are in the Southern Region. The majority of the public phones are located on premises owned by third parties (such as store owners) who are billed for usage. In an effort to increase the availability of public telephone service, Telecom began to offer incentives to individuals and small companies to encourage them to install public telephones on their premises. Telecom has installed new modular public telephones offering both local and long-distance connections. These telephones accept coins or prepaid calling cards; however, the majority of such phones installed by Telecom only accept prepaid calling cards, which decreases our exposure to theft from public telephones. Additionally, Telecom has installed public telephone telecommunication centers providing access to public telephone, Internet and fax services.

Public phone rates were decreased substantially as a result of Decree No. 92/97. In addition, the liberalization of public telephone services began in December 1998 pursuant to Decree No. 264/98. See “—Regulatory Framework—Deregulation Plan Established by Decree No. 264/98.”

Other.    Other basic telephony services include charges for supplementary services (such as call waiting, call forwarding, conference calls, voicemail and itemized billing), directory services, access provided to independent operators (co-operatives) and operator assistance.

Telintar and Startel Charges.    Telecom charged Telintar primarily for the use of our network and other administrative services, such as billing and collection. See “—Our Business—International Long-Distance Service.” Telecom charged Startel primarily for the lease of circuits. Telecom Internacional S.A., or Telecom Internacional, and Startel have been merged into Telecom. See “—Our Business—International Long-Distance Service” and “—Our Business—Data Transmission Services and Internet Access—Startel.”

International Long-Distance Service

Telecom holds a non-expiring license to provide international telecommunications services in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between Telecom (or our predecessor subsidiaries) and foreign telecommunications carriers, covering virtually all international long-distance calls into or out of Argentina. Net revenues from international long-distance service therefore consist mainly of:

•	amounts earned from outgoing phone calls by our customers (and Telefónica’s customers when operations were rendered by Telintar) and from Telefónica’s customers through the presubscription process;

•	net amounts earned from foreign telecommunications carriers for connection to the Argentine telephone network;

•	international telex;

•	international point-to-point leased circuits; and

•	international data services.

The amount of operating revenues from international long-distance service depends on the volume of traffic, the rates charged to local customers and the rates charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis. Incoming traffic with carriers measured in minutes was 374 million for year 2003, 274 million for year 2002 and 237 million for year 2001.

Since 2000, approximately 100% of our installed lines have been able to dial international telephone calls directly. Outgoing traffic measured in minutes was 156 million for year 2003, 188 million in year 2002 and 207 million in year 2001.

In years 2003, 2002 and 2001, approximately 16%, 17% and 18%, respectively, of international long-distance outgoing traffic was to the United States. International traffic between Argentina and Brazil, Spain and Uruguay is also substantial.

Since 1992, international tariffs have been reduced annually as a consequence of the application of the price cap. Decree No. 92/97 also resulted in a reduction of approximately 42% of the average weighted tariff for international long-distance calls.

During year 1998, as a result of the combined effect of the rate restructuring and several new promotional plans, outgoing traffic increased and other competitive long-distance telephone services such as call-back continued to decline. During years 1999 and 2000, Telecom reduced international long-distance rates in order to compete with the new providers of long-distance calling services. See “—Competition—Basic Telephony and International Long-Distance Services.”

Telecom is connected to the “Unisur” submarine fiber optic cable, which links Argentina, Brazil and Uruguay and joins with the “Americas II” submarine fiber optic cable, which connects Brazil, Trinidad and Tobago and the United States. Telecom is also connected to the “Columbus II” submarine fiber optic cable, which links Mexico, the United States, the Virgin Islands, Spain, Portugal and Italy. These cables are connected with the submarine cable network currently in service.

Telecom is a member of a consortium of telecommunications companies involved in the Atlantis II submarine cable system project that provides fiber optics links with Europe, via Brazil, Senegal, Cabo Verde, Spain and Portugal.

Prior to April 30, 1999, Telecom provided international telecommunications services through Telintar, a subsidiary jointly held by Telecom and Telefónica. Effective May 1, 1999, Telecom and Telefónica dissolved Telintar, at which time Telecom commenced providing international long-distance service for the Northern Region through Telecom International, a wholly owned subsidiary. Effective October 1, 1999, Telecom International and Telecom merged, at which point Telecom assumed the rendering of international services. See “—Regulatory Framework—Regulations Applicable to International Telecommunications Services.”

Telecom Argentina USA Inc.

Our wholly owned subsidiary in the United States, Telecom Argentina USA Inc., a corporation organized under the laws of the State of Delaware, was granted an FCC 214 license by the Federal Communications Commission, or the FCC, for the provision of international long-distance telecommunications services in the United States. Telecom Argentina USA is currently operating through commuting and transmission facilities rented from other service providers and its business, at the moment, is mainly focused on wholesale long distance international traffic.

Participation in Latin American Nautilus

Telecom held a 10% interest in Latin American Nautilus S.A., a company organized under the laws of Luxembourg, or Latin American Nautilus. The other shareholders of Latin American Nautilus are Telecom Italia, Empresa Nacional de Telecomunicaciones S.A. of Chile and Entel S.A. of Bolivia.

Latin American Nautilus has recorded significant losses, and due to such losses it is reporting negative shareholders’ equity. In order to remedy this situation, a part of these losses was to be covered through the cancellation of capital stock and a capital contribution of US$291 million by the shareholders. Our Board of Directors has approved the decision not to contribute the percentage that would have corresponded to Telecom’s ownership interest. Therefore, after the application of the capital stock to cancel the losses, our shareholders’ equity in Latin American Nautilus has been cancelled. Telecom’s financial statements as of and for the year ended December 31, 2002 included a reserve for the entire value of our shareholders’ equity in Latin American Nautilus. Therefore, this decision of the Board of Directors did not have any negative financial, operational or other consequences on our business.

Data Transmission Services and Internet Access

Telecom provides Internet and data transmission services including Internet infrastructure and application services, national and international broadcasting signal transport and videoconferencing services.

Data.    The data services business includes nationwide data transmission services, national and international broadcasting signal transport and videoconferencing services. Telecom also provides certain value-added services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. The data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. Corporate data transmission services are provided mainly through frame relay and ATM networks. Telecom has a non-expiring license to provide the aforementioned services.

On September 30, 2000, Telecom began to provide data services directly. Previously, Telecom Soluciones S.A., or Telecom Soluciones, a 99.99% owned subsidiary, and Startel, a company owned 50% by Telecom and 50% by Telefónica had provided data services.

Internet.    Telecom introduced our Internet service under the brand name ARNET in 1998. Telecom mainly offers this service in the major cities of Argentina. In recent years, our Internet service has experienced higher demand and usage in less populated areas of the country. Our Internet services include basic dial-up service and high-speed ADSL service. As of December 31, 2003, the service had approximately 199,800 Internet subscribers including approximately 155,200 subscribers to our basic dial-up service and approximately 44,600 subscribers to our high-speed ADSL service.

Telecom has been providing Internet-related services directly to our customers since November 2001. Before November 2001, our Internet services were provided through our subsidiaries Telecom Internet S.A., or Telecom Internet, and Telecom Soluciones, which was merged into Telecom Internet.

Startel.    Prior to January 1, 2000, Telecom provided telex, telegraph, mobile maritime and certain value-added services, including electronic standard documents telecommunication software exchange and fax storage and delivery service through Startel, a company owned 50% by Telecom and 50% by Telefónica. Telecom and Telefónica were subsequently granted separate licenses to render the national telex service and Startel was dissolved.

Wireless Telecommunications Services

Telecom provides wireless telephone services via cellular and PCS networks through its subsidiaries in Argentina and Paraguay.

Wireless Telecommunication Services in Argentina

Telecom provides wireless telephone service throughout Argentina via cellular and PCS networks. Since October 1999, all of our wireless telephony services in Argentina are provided through Telecom Personal, a 99.99% owned subsidiary. Publicom owns the remaining 0.01% of Telecom Personal.

Telecom Personal.    Telecom Personal utilizes digital TDMA technology in both networks and offers advanced supplementary cellular services such as voice mail, message signaling, caller-ID, short messaging services, call transferring, call waiting, call conferencing, IVR dialing, national and international roaming and automatic call routing. Telecom Personal has also introduced wireless Internet access. Telecom Personal primarily offers its service on the 850 MHZ and 1900 MHZ frequency bands. Telecom Personal’s service offerings include prepaid cellular services. Because customers are not required to enter into contractual commitments, they are able to obtain cellular service based solely on their usage, with no monthly fees. As of December 31, 2003, 81% of Telecom Personal’s customers were prepaid.

As of December 31, 2003, Telecom Personal had 2,603,278 million subscribers. At December 31, 2002 Telecom Personal had 2,190,724 subscribers and at December 31, 2001 Telecom Personal had 2,135,804 subscribers. For year 2003, Telecom Personal had consolidated net sales of P$1,170 million. In fiscal year 2002, Telecom Personal had consolidated net sales of P$1,042 million and consolidated net sales in fiscal year 2001 of P$1,835 million.

Telecom commenced offering cellular telephone services in 1993 through Miniphone, a company owned 50% by Telecom and 50% by Telefónica. The initial coverage area included Metropolitan Area Buenos Aires, which extends to the city of La Plata to the South, the city of Campana to the North, the city of General Rodríguez to the West and the city of Monte Grande to the Southwest, or the “Miniphone Region.” In 1996, Telecom Personal commenced providing cellular service on one of the two available bands in the Northern Provinces of Argentina outside the Miniphone Region.

Telecom Personal holds cellular licenses over the second band of the Mobile Cellular Radiocommunication Service, or SRMC, in the Miniphone Region and the second band of the Mobile Telephone Service, or STM, in the Northern Region. See “—Regulatory Framework—Regulations Applicable to Mobile Telephone Services.” In 1999 Telecom acquired PCS licenses in the Metropolitan Buenos Aires Region, the Southern Region and the Northern Region.

Telecom Personal is implementing a program to enhance its wireless network by transitioning from TDMA technology to GSM technology. Telecom Personal offers this service through the 1900 MHZ frequency band. In 2001, Telecom Personal introduced GSM and GPRS technology into its network. Telecom has initially installed these technologies in some areas of the Metropolitan Area Buenos Aires (AMBA) region and provided partial coverage in some of the main cities of Argentina’s interior. The existing coverage is mainly designed to introduce and test the technology in Telecom Personal’s network, to start to offer 2.5 generation services and to capture roaming traffic coming from foreign visitors (such as tourists and business travelers).

Miniphone.    On July 5, 1999, the SC authorized the division of Miniphone granting Telecom Personal and Unifón separate licenses to continue providing the services provided by Miniphone. Effective October 1, 1999, Telecom Personal and Unifón assumed the rights and obligations involved in rendering services as continuing companies of Miniphone, which was dissolved without liquidation. Telecom Personal and Unifón jointly operate the former Miniphone’s 800 MHZ network through a special vehicle named “Red-Miniphone Agrupación de Colaboración Empresaria.”

Beginning in year 2000, revenues from cellular services previously rendered by Miniphone are contained in Telecom Personal’s revenues.

PCS Network Facilities.    Telecom Personal acquired its PCS licenses in an auction held in 1999. In addition, prior to its reorganization, Miniphone had acquired a 20 MHZ PCS band in the Metropolitan Buenos Aires Region.

In connection with the acquisition of PCS licenses by Telecom Personal and Miniphone, Telecom has agreed to guarantee certain indebtedness of Telecom Personal and Miniphone relating to payment of future installments of the purchase price for their respective licenses, and has agreed to act as a surety with respect to Telecom Personal’s and Miniphone’s obligations under the PCS licenses. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources.” See “Regulatory Framework—Regulations Applicable to PCS Services.”

Wireless Telecommunications Services in Paraguay

Telecom provides wireless telephone services via cellular and PCS networks in Paraguay through Núcleo, which is 67.5% owned by Telecom Personal and 32.5% owned by ABC Telecommunications, a Paraguayan corporation.

Núcleo commenced providing cellular services in Asunción and the surrounding areas in June 1998, using the commercial name Personal. Núcleo has in place a cellular network with 122 cell-sites, using Digital AMPS TDMA technology. The service is being offered through the 800 and 1900 MHZ frequency bands. In 1997, Telecom Personal was awarded a nationwide license to provide cellular services on the B Band, and also acquired an interest in a PCS license for the Asunción and the greater Asunción area, by acquiring shares in Cable Insignia S.A. Núcleo began providing PCS services on December 1, 1998. Núcleo has also been granted licenses to provide Internet access and videoconference and data transmission services in Paraguay.

As of December 31, 2003, Núcleo had approximately 527,000 customers, a decrease of approximately 8,000 customers, or 1.6%, from December 31, 2002. Núcleo had 519,000 customers as of December 31, 2002 and 500,588 customers as of December 31, 2001. For the year ended December 31, 2003, Núcleo had net sales of P$160 million. For the year ended December 31, 2002, Núcleo had net sales of P$177 million. For year ended December 31, 2001, Núcleo had net sales of P$135 million.

In 1997 Telecom Personal agreed to acquire 75% of the outstanding shares of Cable Insignia S.A., or Cable Insignia, a Paraguayan corporation that held a license granted by the Comisión Nacional de Telecomunicaciones del Paraguay, or “CONATEL,” to install and operate a PCS network in several areas of Paraguay at a purchase price of US$1.87 million, payable in two installments. As of October 1, 1998, CONATEL authorized the transfer of Cable Insignia’s PCS license to Núcleo. As a result, Núcleo provides both cellular telephony services and PCS services.

Telecom Personal paid the remaining balance of the purchase price for the acquisition of Cable Insignia’s shares in February 2003. Cable Insignia is in the process of liquidation.

Directory Publishing—Publicom

Telecom owns a 99.99% interest in Publicom, while Nortel owns the remaining 0.01%. Publicom’s principal business is editing, printing, selling and distributing publications, including telephone subscriber directories in the Northern Region, yellow pages, leaflets, magazines, annuals and other directories. In addition, Publicom sells advertising in these publications and develops and sells advertising linked to telephone service. Pursuant to regulations of the SC, Telecom—through Publicom—must provide, on an annual basis, all clients with free telephone directories for the area of their respective domicile. Publicom also holds a 5.75% interest in Nahuelsat S.A., or Nahuelsat, a company that provides, installs and operates satellite communications systems and markets these services.

For the year ended December 31, 2003, Publicom had net sales of P$39 million. For the years ended December 31, 2002 and 2001, Publicom had net sales of P$37 million and P$190 million, respectively. Since October 2001, the activities performed by the call center for the 110 number and its employees have been transferred to Telecom.

Management Agreement

On the Transfer Date, Telecom entered into the Management Agreement with the Operators pursuant to which the Operators agreed to manage the business of Telecom and to provide services, expertise and know-how with respect to the entire range of activities conducted by Telecom. As required by the List of Conditions, the Management Agreement provides the Operators with full management powers. On December 10, 2003, the SC authorized the Telecom Italia Group to be Telecom’s exclusive Operator. The basic terms and conditions of the Management Agreement are set forth below.

Operator Responsibilities

The responsibilities of the Operator include:

•	the provision of knowledge and expertise;

•	the provision of personnel, particularly highly qualified management personnel;

•	the development of general policies and strategies; and

•	the application of the most appropriate technology and expertise available.

Duration

The initial term of the Management Agreement was seven years from the Transfer Date. It was automatically extended upon the extension of the exclusivity period as provided for by the List of Conditions. Under the original Management Agreement, the parties were obligated to begin renegotiations of an extension of the Management Agreement six months before its expiration.

The Management Agreement does not provide for specific events of termination. Termination of this agreement without the consent of the relevant Regulatory Body is a basis for revocation of our License.

On August 9, 1999, the Operators and Telecom negotiated an amended Management Agreement with approximately the same terms and conditions for a period of five years. This contract can be renewed for an additional period of five years by agreement of both Telecom and the Operator under certain circumstances.

Management Fee

Under the Management Agreement, the Operators were entitled to receive an annual management fee equal to 3% of our total annual revenues, net of VAT and turnover tax, payable quarterly in dollars. In addition, Telecom had agreed to pay the Operators separate fees for any special services rendered by the Operators. Telecom had also agreed to pay any Argentine withholding taxes applicable to the management fee to be received by the Operators. As discussed in more detail below, upon the request of Telecom, the Operators agreed to suspend the management fee from April 1, 2002 until the end of the contract in October 2004. For the 2003 fiscal year, the total fees paid under the Management Agreement, relating exclusively to fees for special services, were approximately P$6 million.

Amendment of the Management Agreement

As part of our plan to reduce expenses and investments in order to minimize the effects of the severe Argentine economic crisis affecting the business of Telecom, Telecom undertook negotiations with the Operators on amendments to the Management Agreement. In October 2001, considering the recession existing in Argentina, the Operators and Telecom agreed to temporarily reduce the Management Fee set forth in section 2.7 of the Management Agreement from 3% to 1.25%. The parties agreed that this reduction would not affect the services to be rendered by the Operators and would be applied from October 1, 2001 to March 31, 2002.

Additionally, Telecom subsequently requested that the Operators suspend the collection of the Management Fee from April 1, 2002 until the state of economic emergency declared by the Public Emergency Law subsided.

In May 2002, the Operators agreed to temporarily suspend, from April 1, 2002 until December 31, 2002, certain provisions stated in Article II of the Management Agreement (which includes the provisions relating to payment of the Management Fee) except for the provisions relating to the collaboration between highly qualified personnel of the Operators and Telecom. This amendment does not affect our rights to require the Operators to provide assistance on specific projects upon request in compliance with Article III of the Management Agreement. In December 2002, in light of the continuing crisis in Argentina and its impact on Telecom, the Operators agreed to extend this suspension until the end of the contract in October 2004.

Further, the Operators, in compliance with Decree No. 62/90, confirmed their commitment to give Telecom all of the support and cooperation reasonably within their reach in order to help Telecom overcome our current difficulties. Telecom has agreed to reimburse the Operators’ travel expenses in connection with management services provided during the suspension of the Management Fee.

FCR is no longer an Operator of Telecom following the SC authorization that was granted on December 10, 2003. As a result, the France Telecom Group is no longer a party to the Management Agreement. The Management Agreement will continue to remain in effect between Telecom and Telecom Italia, on the terms agreed to by Telecom and Telecom Italia.

Description of Operator

The Telecom Italia Group, which has an indirect interest in Telecom, is now our exclusive Operator. As of December 10, 2003, the Telecom Italia Group was one of the world’s largest fixed telecommunications operators, with approximately 27.1 million subscriber fixed-lines installed (including ISDN equivalent lines). Through Telecom Italia Mobile S.p.A., or “TIM,” the Telecom Italia Group was also the largest mobile telecommunications operator in Italy and one of the largest in the world, with approximately 41.3 million mobile lines (which includes 33.2 million lines in which it had an economic interest, or proportionate lines). The Telecom Italia Group also had 5.8 million mobile lines (2.0 million proportionate lines) through companies indirectly owned through Telecom Italia International. In Italy, TIM is one of three operators with the right to provide GSM digital mobile telecommunications services and one of three operators with the right to provide DCS 1800 digital mobile telecommunications services (the fourth operator, Blu, was acquired in October 2002 and merged into TIM in December 2002). TIM is one of five entities which have acquired a UMTS license to provide third generation mobile services in Italy.

The Telecom Italia Group also provides leased lines and data communications services, Internet services and IT software and services. Following the merger between Telecom Italia and Olivetti effective August 4, 2003, as a result of which Olivetti changed its name to Telecom Italia S.p.A., Telecom Italia operates in the IT office products, specialized application for service automation in banking retail, gaming and public authorities services and specialized automation systems sectors.

Competition

Basic Telephony and International Long-Distance Services

Prior to November 1999, Telecom held an exclusive license to provide “basic telephony services” to the Northern Region. The term “basic telephony services” is defined in the List of Conditions as the supply of fixed telecommunications links which form part of the public telephone network or are connected to this network and the provision of local and domestic long-distance telephone service. Our License was granted on an exclusive basis for a period of seven years from the Transfer Date, subject to our compliance with specified quantitative and qualitative conditions. On March 13, 1998, the Argentine government issued Decree No. 264/98, which extended the period of exclusivity with respect to basic telephony and international long-distance services until October 1999. The decree further provided for a transition period prior to the full liberalization of the telecommunications market. Telintar was also covered by the terms of Decree No. 264/98. See “—Regulatory Framework—Deregulation Plan Established by Decree No. 264/98.”

As a result of the liberalization plan, Telecom began to offer telephone services in the Southern Region in October 1999, and has begun to face competition in the Northern Region. Pursuant to SC Resolution No. 91/99, the Argentine government granted Telecom a non-expiring license to provide fixed-link local, national and international long-distance telephony, and data transmission as well as for the provision of national and international point-to-point links, and the power to lease links to other providers of telecommunications services in the Southern Region of the country under the terms of a license agreement signed with the SC by Telecom on March 31, 1999. Telefónica has the dominant market share for provision of telecommunication services in the Southern Region.

During the transition to full liberalization of the market established by Decree No. 264/98, Telecom competed in the basic telephony service throughout Argentina with Telefónica and with two new entrants to the market: CTP, led by Movicom, and Compañía de Telecomunicaciones Integrales S.A., led by CTI.

Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this solicitation statement, the main licensees providing local and/or fixed long-distance telephone service are Techtel, Impsat, AT&T Argentina, CTI, Movicom Bell South, MetroRed, IPlan, Comsat, Telefónica (in the Northern Region) and Telecom (in the Southern Region). Some of these competitors may be better capitalized than us and have substantial telecommunications experience. Accordingly, if the economic conditions in Argentina improve and competitors increase their presence in the Northern Region, Telecom expects that it will face additional pressure on the rates it charges for its services and experience loss in market share in the Northern Region.

Wireless Telecommunications Services

The cellular telecommunications market in Argentina has been open to competition within each service area. However, as a result of the award of several PCS licenses in 1999, additional competitors have begun to offer PCS services in the different cellular service areas. Beginning in year 2000, each service area has four wireless operators combining cellular and PCS services. These four operators are Telecom Personal, Unifón, Movicom and CTI.

Unifón operates SMRC services through the 800 MHZ band in the Buenos Aires metropolitan area and also holds a 40 MHZ PCS license for the Northern Region and an additional 20 MHZ PCS license in the Southern

Region, its original service area. Telecom understands that as of December 31, 2003, Unifón provided cellular services to approximately 1,956,600 subscribers.

Movicom, a company owned and operated by a consortium including Bell South, Motorola, BGH S.A. and several other investors, introduced cellular service to Buenos Aires in 1989, operating the first band of the SRMC in the Buenos Aires metropolitan region through the 800 MHZ band. Movicom currently operates in the Buenos Aires metropolitan region and also holds a 40 MHZ PCS license for the Northern Region, a 40 MHZ PCS license in the Southern Region and an additional 20 MHZ PCS license in the Buenos Aires metropolitan area. Telecom understands that as of December 31, 2003, Movicom provided cellular services to approximately 1,739,800 subscribers.

CTI has provided cellular service in the Northern and Southern Regions outside of the Buenos Aires metropolitan area since 1994 through the 800 MHZ band. CTI also holds a 40 MHZ PCS license in the Buenos Aires Metropolitan Area and the 20 MHZ PCS licenses in the Northern and Southern Regions. Telecom understands that as of December 31, 2002, CTI provided cellular service to approximately 994,638 subscribers. Telecom also understands that in October 2003, América Móvil S.A., a Mexico-based wireless telephony company, acquired a controlling interest in CTI and announced plans to make significant investments into the modernization of CTI’s technology.

In March 2004, BellSouth Corporation announced that it agreed to sell its interest in its Latin American cellular operations to Telefónica Móviles, the wireless affiliate of Telefónica, S.A. Telefónica, S.A. announced that Telefónica Móviles will become the world’s fourth largest wireless operator after the sale is completed. According to Telefónica, S.A., Telefónica Móviles will become Argentina’s largest cellular operator with more than 3.3 million customers and will hold a 35% share in the Latin American cellular market. Telecom understands that as a result of the Telefónica Móviles transaction, Unifón and Movicom have announced plans to merge.

Internet and Data Services

We face nationwide competition in the Internet service market in Argentina from Telefónica (Advance), AT&T, IPlan, Grupo Clarín (Prima), Netizen, Fullzero, UOL and Cablevisión (Fibertel), among others. Telecom believes, based on research conducted by it, that ARNET is the leading ISP in Argentina, with an estimated market share of 29% in the Northern region, compared to Grupo Clarín (Prima), with an estimated market share of 24% in the Northern region and UOL, with an estimated market share of 9% in the Northern region. Our data services business faces competition from Telefónica and from several providers of niche data services such as Impsat, MetroRed, Comsat, AT&T and IPlan.

General

The terms of the notes will impose certain operating and financial restrictions on us that will limit our ability to make capital expenditures and other investments and may restrict us from implementing new technologies in a timely fashion, while our competitors who do not face similar constraints may be able to offer better services, functionality, speed and services to our customer base. See “Risk Factors—Telecom’s business operates in a competitive environment which may result in a reduction in its market share in the future.” Additionally, Telecom expects that the level of competition in its markets will increase in the future.

Legal Proceedings

Telecom, Telecom Personal and Publicom are parties to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of business. As of December 31, 2003, Telecom has established reserves in an aggregate amount of P$225 million to cover potential losses related to these claims and contingencies in its consolidated financial statements.

Bankruptcy and Summary Attachment Proceedings; Acceleration of Indebtedness

We are aware of two involuntary bankruptcy petitions, or pedidos de quiebra, for a principal amount of US$356,787 and eight summary attachment proceedings, or juicios ejecutivos, that have been filed against us by persons alleging to be holders of our outstanding notes for the aggregate value of the equivalent of approximately US$2.2 million (based on exchange rates as of May 31, 2004). We have not been served process with respect to the bankruptcy petitions. We have been served process and have filed the required formal responses for each of the juicios ejecutivos. In addition, certain attachments have been granted over an aggregate amount of approximately US$3.5 million (based on exchange rates as of May 31, 2004) of funds and assets of Telecom. We do not expect that these bankruptcy petitions or summary attachment proceedings and attachments will result in Telecom being declared bankrupt. However, there is a significant likelihood that we will have to commence reorganization (concurso) proceedings if we are unable to consummate the APE expeditiously and if claims of this nature increase.

Labor Claims for which ENTel is Liable

The Transfer Agreement provides that ENTel, and not Telecom, is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not these claims are made prior to the Transfer Date, if the events giving rise to these claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telecom, arguing that neither the Transfer Agreement nor any act of the executive branch of the Argentine government can be raised as a defense to our joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims in favor of Telecom, Decree No. 1803/92 was issued on September 29, 1992 by the executive branch in Argentina. It stated that various articles of the Work Contract Law of Argentina, or the Articles, which form the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. However, in December 1996, in a case in which Telefónica (Telecom’s competitor) was party, the Supreme Court found the Articles to be applicable to privatizations and therefore concluded that transferors and transferees under these privatizations are jointly and severally liable for obligations arising from employment contracts.

As of December 31, 2003, the total amount of these labor claims filed against Telecom, including accrued interest and expenses with respect thereto, was approximately P$16 million. Interest and expenses continue to accrue on this amount until it is paid in full. Telecom believes that the pending claims will not have a significant effect on our results of operations or financial position for these claims for two reasons: (1) under the Transfer Agreement, ENTel has expressly agreed to indemnify Telecom in respect of these claims and (2) the Argentine government has agreed to be jointly and severally liable with ENTel in respect of these indemnity obligations and has authorized Telecom to debit an account of the Argentine government at Banco Nación for any amounts payable by the Argentine government under this indemnity. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to Telecom by issuing 16-year bonds to Telecom. In its ruling, the Supreme Court recognized the right of licensees to demand that the Argentine government comply with its Transfer Agreement obligations.

Although we cannot assure you as to the outcome of these proceedings, in the opinion of our management and internal legal counsel, the final outcome of these proceedings will not have a material effect on our financial position and results of operations.

Consumer Trade Union Proceedings

In November 1995, Telecom was served with notice of a complaint filed by a consumer trade union, “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios,” against Telecom, Telefónica, Telintar and the Argentine government. The suit seeks to declare null, illegal and unconstitutional all tariff rules and agreements as of the Transfer Agreement and to reduce the tariffs of the licensees so as to obtain a return rate not in excess of an annual 16% on fixed assets as described in the List of Conditions. Furthermore, the complaint seeks reimbursement of sums allegedly received in excess of the 16% return rate as well as sums resulting from the reduction in the rate of the city of Buenos Aires turnover tax, contending that the reduction has not been approved for the region of the city of Buenos Aires. The Court of Appeals rejected some objections and has postponed the consideration of the others until it issues its final decision. In October 2001, the federal Chamber of Appeals for Contentious and Administrative Matters issued a precautionary measure, or the “Precautionary Measure.” The Precautionary Measure requires the Argentine government and the co-sued companies, including Telecom Argentina, “to abstain from applying the corrections set forth in art. 2 of the agreements approved by Decree No. 2585/91 until a final sentence is issued.” On October 29, 2001, Telecom filed an extraordinary appeal to the Argentine Supreme Court of Justice against the Precautionary Measure. The case is currently still pending. This measure suspended the ability of the telecommunications companies to increase tariffs by reference to the U.S. consumer price index. The Public Emergency Law and the reformation of the exchange regime, however, has an analogous result to that proposed by the Precautionary Measure by prohibiting, as of January 6, 2002, contracts held with the public administration, including public work and services contracts, from being adjusted to dollars or other foreign currencies.

On October 22, 2003, Law No. 25,790 was published in the Official Gazette. It provides for the extension (up to December 31, 2004) of the term for renegotiating public works and services contracts provided for by article 9 of the Public Emergency Law. It also provides that the Argentine government’s decisions related to the renegotiations of the above mentioned contracts will not be limited or conditioned by the regulations currently in effect. The extension of the term of the Public Emergency Law through December 31, 2004 was approved by Law No. 25,820 published in the Official Gazette on December 4, 2003. Consequently, Telecom does not expect the claims described above to be continued at this time.

Although we cannot assure you as to the outcome of these proceedings, in our opinion, based on the information available to us and the opinion of our legal counsel, the possibility that the above-mentioned proceedings will have a significant impact on our financial position is remote.

On August 14, 2003, Telecom was served notice of a legal action brought by “Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios” against Telecom, Telefónica and the SC. The action was filed before the Federal Court in Administrative Litigation Matters No. 8 and requests the reimbursement of certain charges related to special equipment included in monthly basic charges billed by Telecom. On August 22, 2003, Telecom contested this claim on the grounds that the charges are valid since they were expressly provided for under applicable administrative rules and regulations.

Although we cannot assure you as to the outcome of this proceeding, in the opinion of our management and internal legal counsel, the final outcome of this proceeding will not have a material effect on our financial position and results of operations.

Proceedings Related to Promotion and Protection of Investments

On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities for the formal commencement of proceedings to resolve its dispute with the Argentine government pursuant to the “Bilateral Agreement between Italy and Argentina Concerning the Promotion and Protection of Investments.” The proceedings are aimed at receiving compensation for the damages deriving from the implementation, on the part of the Argentine government, of measures considered to be detrimental to Telecom Italia’s investment in Telecom. The filing of the notice started a six–month period in which the parties shall attempt to effect an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to initiate specific arbitration proceedings.

In addition, FCR filed notices with the relevant Argentine authorities under the terms and conditions of bilateral agreements between Argentina and France concerning the protection of investments.

Tax Matters

On March 4, 2000, our subsidiary, Micro Sistemas, received a notice from the Secretary of Treasury requesting Micro Sistemas to pay P$1,147,373 in tax with respect to its failure to comply, prior to its acquisition by Telecom Soluciones, with the terms and conditions of a special tax regulation applicable to Micro Sistemas. On December 15, 2000, Micro Sistemas sent a response to the tax authority (i) stating that the notice should be nullified because the statutory period for making such a claim had passed and (ii) objecting to the tax authority’s assertion that Micro Sistemas had not complied with the terms and conditions of its special tax rate. This matter is still pending but legal counsel for Telecom has indicated that the possibility that Micro Sistemas will have to pay the tax is remote. Further, if Micro Sistemas is required to pay this tax, Telecom may be able to recover all or a portion of the tax pursuant to the indemnity provided by the former owners of Micro Sistemas pursuant to the contract pursuant to which Micro Sistemas was purchased in 1997.

A criminal court in Argentina is currently reviewing a case commenced by the AFIP against companies that issued invoices for services that would not have been rendered to third parties. In connection with this proceeding, in November 2002 the court required several Argentine companies, including Telecom, to provide tax related information and collected invoices issued by the companies under investigation that were found in their possession. As a result of the query, Telecom initiated internal investigations which revealed that during 2001 Telecom paid invoices to two companies (one of these two companies is the issuer of the invoices that the court collected, as described above), for an amount equal to P$1,200,000 to each company. Until now, Telecom has not been able to confirm that the services itemized in the invoices were effectively rendered to Telecom. Although as of this date Telecom has not had access to the claim initiated by Argentina’s tax regulatory body and has not been summoned to appear before the court, the Board of Directors resolved to make any necessary tax adjustments and payments to adjust this matter in compliance with current tax laws.

In December 2000, the AFIP initiated a claim for income tax for fiscal years 1993 through 1999, for P$38.2 million based on a difference in the criteria used by Telecom to calculate the depreciation of its fiber optic network. Telecom has filed all formal responses in connection with this claim and understands that its responses will be accepted by the AFIP. In December 2001, the AFIP also initiated a P$2.1 million claim in connection with Telecom’s participation in Telintar, for fiscal years 1993 through 1999. Telecom has also filed all formal responses in connection with this claim and believes that its responses will be accepted by the AFIP. Therefore, the Company’s management has not made any provisions for these claims.

In December 2003, the AFIP initiated a claim for P$18.5 million as of December 31, 2003 to assess income taxes for the 1997 fiscal year on certain deductions for uncollectible credits. Telecom has filed all formal responses in connection with this claim and believes that its responses will be accepted by the AFIP. Therefore, the Company’s management has not made any provisions for these claims.

Telecom is currently subject to several administrative and municipal tax claims for an aggregate amount of approximately P$98 million. Telecom believes that these claims may only proceed for an amount up to approximately P$14 million. Telecom has made provisions for this amount.

Additional tax matters are discussed under “Operating and Financial Review and Prospects—Taxes—Turnover Tax.”

General Proceedings

There are several proceedings that have been initiated against us with respect to alleged regulatory violations from 1999 to 2003. If the outcomes of these proceedings are unfavorable to us, they could result in fines of approximately P$7,800,000. For each of these proceedings, we are challenging CNC’s imposition of fines before administrative authorities and/or the courts. The most significant of these proceedings relate to the printing of telephone directories in small font sizes which were allegedly not clear enough to read and did not comply with the terms to remedy such non-compliance for which the CNC imposed a fine of approximately P$1,200,000; problems relating to the implementation of the Genesis system (billing software) for which the

CNC imposed a fine of approximately P$900,000; problems relating to failures in the process of presubscribing in several cases for which the CNC imposed a fine of approximately P$890,000; and problems due to the transfer of tax increases to the billing to clients for which the CNC imposed a fine of approximately P$420,000.

In 1999, the Argentine national environmental agency (Secretaría de Medio Ambiente y Desarrollo Sustentable) initiated an administrative proceeding against us in accordance with Argentine environmental law in relation to our waste management based on liquid drainage at an underground chamber. The action was brought to require Telecom to register with the National Register of Generators and Operators of Hazardous Waste. Such registration requires Telecom to pay an annual fee which is calculated by applying a formula that considers the extent of the hazard and quantity of the waste. Telecom believes that its activities do not generate these wastes, and that the waste in the underground chamber was generated by other parties. Telecom nonetheless removed the liquid drainage in accordance with environmental law. We have filed the requisite formal responses in connection with this administrative proceeding and we believe that we will not have to register with any environmental agency as a result of this liquid drainage.

For a description of certain administrative appeals made by Telecom with respect to certain regulatory actions, see “Information on Telecom—Regulatory Framework—Reconsideration Request” and “Information on Telecom—Regulatory Framework—Regulations Applicable to Mobile Telephone Services.” For a description of certain tax matters, see “Operating and Financial Review and Prospects—Taxes.”

Rates

Pursuant to the original terms of the Transfer Agreement, Telecom was permitted to adjust the rates we charged for domestic telephone calls in accordance with the monthly variation of the Argentine consumer price index, or Argentine Consumer Price Index, or, in certain circumstances, a weighted average of the Argentine Consumer Price Index and the devaluation of the Argentine currency against the dollar. The Convertibility Law (see “Operating and Financial Review and Prospects—Economic and Political Developments in Argentina”), which took effect on April 1, 1991, however, prevented the operation of this indexing mechanism; as a general matter, the Convertibility Law prohibits peso-based price adjustment mechanisms.

On November 28, 1991, Telecom and Telefónica signed an agreement, or the November Agreement, with the Argentine government providing for rates to be dollar-based and, at the election of each of Telecom and Telefónica, adjusted semi-annually according to the U.S. consumer price index, or the “U.S. CPI.” The November Agreement was ratified by Decree No. 2585/91 and became effective on December 18, 1991. On February 28, 1992, the Argentine government and Telecom entered into a supplemental agreement, or the February Agreement, which was ratified by Decree No. 506/92 (the November Agreement, as supplemented by the February Agreement, is referred to as the “Rate Agreement”).

Installation Charges.

Under the Rate Agreement, Telecom was required to gradually reduce installation charges so as to achieve pricing levels equal to those for mature international markets (estimated in the Rate Agreement to be US$250) and to eliminate distinctions between residential and commercial users by November 1996. Installation charges were reduce annually until 1999, when the charges reached their current levels. Additionally, Telecom has applied several promotions in installation charges. Decree No. 92/97 provided that beginning in November 1997, installation charges may not exceed the amount charged in mature international markets. Actual levels of installation charges are P$150.

Monthly Basic Charges.

Until the effective date of Decree No. 92/97, customers were entitled to a certain number of free pulses per line depending on the customer and the number of lines in the area. As a result of the application of Decree No. 92/97 and in order to offset tariff reductions in domestic and international long-distance services, free pulses were eliminated for all categories of customers, and monthly basic charges were equalized throughout the country. Decree No. 92/97, however, provided for a special reduced tariff that is available to certain residential customers with relatively low usage levels and retired customers.

Decree No. 92/97 reduced the current average weighted domestic long-distance tariff by approximately 33%. Under this revised tariff schedule, inter-urban tariffs were significantly reduced, with maximum long-distance tariffs reduced by 56%. Calls within Provincial Code 1 (up to 30 Km) made within provincial cities are now billed at an urban tariff, representing a significant reduction.

Public Emergency Law

As a consequence of the severe and ongoing deterioration of the economic situation of Argentina, effective January 6, 2002, the Argentine government introduced measures that have had and are expected to continue to have a significant impact on the operations of Telecom, particularly on rates. On January 6, 2002, the Argentine government enacted the Public Emergency Law and applicable regulations including Decree No. 293/02, putting an end to ten years of dollar-peso parity under the Convertibility Law. The Public Emergency Law also has:

•	converted to and fixed as pesos (at a rate of P$1.00=US$1.00) all tariffs for measured service, public telephone service, long distance, some supplementary services and monthly basic and installation charges;

•	eliminated contract clauses providing for adjustments to the value of payments with reference to the United States dollar or other foreign currencies as well as any indexation clauses (based on price indexes of other countries) or similar mechanism; and

•	established that certain contracts signed between the Argentine government and privatized companies (such as Telecom) will be renegotiated, including tariffs that Telecom may charge in the future.

The Argentine government and Telecom are currently in negotiations regarding certain tariffs and Telecom has presented the governing body with information and projections relating to our rate structure and the effects of the current emergency situation on our operations. According to the Public Emergency Law, while undertaking these negotiations, the Argentine government should consider several factors, including the effect of these rates on our users of our services as well as the effect on the economy. On May 20, 2004, Telecom has entered into an agreement with the Argentine government and Telefónica de Argentina S.A. whereby we agreed, without waiving their right to continue negotiations, to maintain the current tariff structure we charge to our customers for basic telephony services until December 31, 2004.

Rate Rebalancing Established by Decree No. 92/97

At the time of ENTel’s privatization, the need for a future amendment of rates to rebalance the pricing of domestic and international charges was foreseen. Subsequent agreements established the right of licensees to a rate rebalancing and set forth some mechanisms to implement a new tariff structure.

Decree No. 92/97 provided for a significant reduction in domestic and international long-distance rates, an increase in basic telephony charges, the elimination of free pulses and an increase in urban rates. The rate rebalancing established by Decree No. 92/97, or the “Rate Rebalancing,” was undertaken as part of the Argentine government’s plan to create a competitive environment in the Argentine telecommunications industry, a plan which was initially adopted in connection with the privatization of ENTel in 1990.

The new rate schedule was intended to reduce cross-subsidies (particularly those existing between urban and long-distance services) to create a competitive environment beginning in the year 2000. The preservation of the licensees’ financial position was one of the main principles of the Rate Rebalancing. Decree No. 2585/91 established that the Rate Rebalancing should have a neutral effect on the licensees’ revenues. In developing the tariff structure implemented by Decree No. 92/97, the Argentine government relied on studies which demonstrated that because of the elasticity of demand for telephone service, an increase in demand for lower-priced services would compensate for the rate reductions. Decree No. 92/97 established corrective mechanisms to facilitate neutral results on revenues. The Banco Interamericano de Reconstrucción y Fomento, or InterAmerican Bank for Reconstruction and Development, was responsible for making measurements on a semi-annual basis, over a two-year period, to determine the effects of the Rate Rebalancing.

Decree No. 92/97 provides for a mechanism to offset changes in revenue resulting from the Rate Rebalancing at the time of applying the price caps.

The variation in revenues resulting from the Rate Rebalancing for the two-year period beginning February 1997 was determined to amount to an increase of P$9.5 million. In accordance with SC General Resolution No. 4269/99, this amount will be included in a future tariff reduction, although the Regulatory Bodies have not yet determined how to implement this reduction. This issue will be addressed in the current tariff renegotiations in conjunction with the other pending tariff issues.

Rates

The rates charged by Telecom are subject to the regulations described under “—Regulatory Framework.” The following table sets forth certain of our maximum month-end rates for various components of local service and domestic long-distance service in pesos converted to US dollars based on the month-end exchange rates for the periods indicated(1):

	December 1999	December 2000	December 2001	December 2002(4)	December 2003
Residential:
Installation charge per line	150	150	150	150	150
Monthly Basic Charge per line(2)	13.23	13.23	13.23	13.23	13.23
Commercial:
Installation charge per line	150	150	150	150	150
Monthly Basic Charge per line(2)	33.91	27.30	27.30	27.30	27.30
Prices:
Price per pulse (nominal)	0.0469	0.0469	0.0469	0.0469	0.0469
Exchange Rate P$/US$(3)	1.00	1.00	1.00	3.37	2.93

(1)	Figures shown do not include value added tax charged to customers.
(2)	Under the Rate Agreement, customers are billed in pesos at an exchange rate of the average of the closing bid and offer prices quoted by Banco Nación for wire transfers of dollars on the day before each bill is prepared.
(3)	Represents Banco Nación offered rate on the last day of the month for wire transfers of dollars.
(4)	In accordance with the Public Emergency Law these rates were pesified at the exchange rate of US$1.00 = P$1.00.

Many of our charges, such as the monthly basic charge and measured service charges, are calculated using pulses, a basic service unit. Effective November 1, 1999, the maximum rate per pulse (which was denominated in dollars until December 31, 2001) was US$0.0469 (an increase of approximately 1.5% from the rate in effect from April 1999 through October 1999). As of the date of this solicitation statement, this was the last time the maximum rate per pulse was changed. However, changes corresponding to years 2000 and 2001, although not directly applied on the price per pulse, were included in the 2000 and 2001 price cap negotiation. Until December 31, 2001, customers were billed in pesos based on the conversion of the applicable rate (which in certain cases at our election could be lower than the maximum rate permitted by the Rate Agreement) into pesos at the exchange rate prevailing at the time of billing. This rate adjustment scheme has been eliminated by the enactment of the Public Emergency Law. Telecom is currently negotiating the rates for regulated services that Telecom may charge in the future. Because of the current economic and political conditions in Argentina, no assurance can be given regarding the future application of this method of calculating rates or whether, if this calculation method is continued, the expression of the rate per pulse in dollars or its adjustment in accordance with the U.S. CPI would have an adverse effect on the financial condition and results of operations of Telecom, particularly if the U.S. dollar-Argentine peso exchange rate remains fixed but Argentine inflation rates continue to exceed U.S. inflation rates.

Price Cap.    The List of Conditions required that rates be reduced annually until the regulatory bodies determine that there is “effective competition” in the markets we serve. A 2% (measured in real dollar terms) reduction in the prior year’s rates was required for each of the third through the seventh year following the Transfer Date (through November 7, 1997). In addition, following the extension of the exclusivity period, rates were required to be 4% lower (measured in real dollar terms) than the prior year’s rates. This requirement is maintained pursuant to the Rate Agreement, whereby Telecom is permitted to effect aggregate rate reductions by lowering rates for some or all categories of service, provided that net reductions meet the applicable targets. The application of annual reductions to the general level of rates established in the List of Conditions (price cap) has been implemented mainly by reducing the long distance rates and discounts to certain public entities, including the fire departments and public libraries.

The price cap regime will continue in those areas without “effective competition.” As of the date of this solicitation statement there is no effective competition declared by the regulatory bodies. Therefore, the price cap mechanism is still applicable although no further reductions have been applied since October 2001. See “—Agreement with Argentine government to Reduce Rates” and “—Regulatory Framework—Deregulation Plan Established by Decree No. 264/98.”

Agreement with Argentine Government to Reduce Rates.    On December 15, 1999, the Argentine government, Telecom and Telefónica agreed to implement certain modifications to the tariff structure in order to facilitate Argentine government actions to improve the level of competitiveness of the Argentine economy.

Among other issues, the agreement contemplated:

•	a 19.5% reduction in the monthly basic charges for commercial and governmental customers;

•	a 5.5% reduction in revenues from residential customers from local basic telephony service (these reductions were made available to customers that requested the rate reduction); and

•	the continuance of the 0610 Internet access dial-up charge to residential customers.

These tariff modifications were taken into account in the rate reductions when the “price cap” reduction of November 2000 was applied. The rate modifications came into effect as of March 1, 2000. The reductions to residential customers were applied by means of different pricing plans.

The impact of the adjustments to these items through November 2000 was to be applied on a pro rata basis to the price cap reductions for the years 2000, 2001 and 2002, carried forward at an interest rate of 12%. Additionally, the impact of the adjustments described above for the period November 2000 to October 2001 was to be applied to the price cap reduction of November 2000.

On April 6, 2000, the Argentine government, Telefónica and Telecom signed an agreement that set the effective price cap reduction at 6.75% for the period of November 2000 to November 2001. The price cap reductions contemplated that 6% of this reduction would be implemented through the items listed below:

•	the continuation of the reduction in basic monthly charges for commercial and governmental customers and pricing plans for residential customers that came into effect as of March 1, 2000;

•	Telecom would provide 110 (information) services free of charge from January 2000 until November 2001; and

•	the price of the pulse would not be adjusted in accordance with U.S. C.P.I. in April 2000 and in October 2000.

The licensees were permitted to decide how to apply the remaining reduction. In the event that by November 2001 the reduction in these items does not achieve the effective price cap reduction of 6.75%, the Argentine government was to determine which items shall be subject to additional reductions in order to achieve the effective price cap reduction up to 6.75%. As of the filing date of this solicitation statement, the regulatory agent had not yet reached a decision as to whether the reductions implemented by Telecom reached the agreed upon reduction of 6%. This issue will be addressed in the current tariff renegotiations in conjunction with the other pending tariff issues.

In October 2001, a preliminary injunction against us carrying out any tariff adjustments by reference to the Consumer Price Index in the United States was issued. Telecom appealed this injunction arguing that if one part of the formula cannot be applied, the price cap system should be nullified. Finally, Public Emergency Law No. 25,561 prohibited tariff adjustments explicitly.

Installation Charges.    Under the Rate Agreement, Telecom was required to gradually reduce installation charges so as to achieve pricing levels equal to those for internationally mature networks (estimated in the Rate Agreement to be US$250) and to eliminate distinctions between residential and commercial users by November 1996. Installation charges were reduced annually until 1999 when the charges reached their current levels. Additionally, Telecom has been applying several promotions to installation charges. Decree No. 92/97 established that beginning in November 1997 installation charges may not exceed the amount charged in mature international markets. Actual levels of installation charges are P$150.

Monthly Basic Charges.    Until the effective date of Decree No. 92/97, customers were entitled to a certain number of free pulses per line depending on the category of each customer and the number of lines in the area. As a consequence of the application of Decree No. 92/97 and in order to offset tariff reductions in domestic and international long-distance services, free pulses were eliminated for all categories of customers, and monthly basic charges were equalized throughout the country. Decree No. 92/97, however, provided for a special reduced tariff that is available to certain low consumption residential and retired customers.

Long-Distance Tariffs.    The application of annual reductions to the general level of rates established in the List of Conditions (price cap) has been implemented mainly by reducing the long distance rates but especially in local service and discounts to certain public entities, including fire departments and public libraries.

Decree No. 92/97 reduced the current average weighted domestic long-distance tariff by approximately 33%. Under this revised tariff schedule, interurban tariffs were significantly reduced, with maximum long-distance tariffs reduced by 56%. Calls within Provincial Code 1 (up to 30 Km) made within provincial cities are now billed at an urban tariff, representing a significant reduction.

Letter of Understanding Relating to Basic Services

As part of our negotiations on the tariff structure we can charge for basic telephony services, on May 20, 2004, we entered into an agreement with the Argentine government and Telefónica de Argentina S.A. whereby we together with Telefónica de Argentina S.A. agreed, among other things, to grant free prepaid calling cards to pensioners and to certain beneficiaries of Argentine government-sponsored social programs that currently have no wire telephone lines, and to establish special tariffs for the provision of Internet services within the Argentine provinces.

Regulatory Framework

Set forth below is a summary of certain provisions of the general legal framework for the regulation of the activities of Telecom, Telecom Personal and Publicom. The principal features of this general regulatory framework have been created by:

•	the Privatization Regulations, including the Pliego de Bases y Condiciones approved by Decree No. 62/90, as amended, or the List of Conditions;

•	the Transfer Agreement;

•	the License granted to Telecom;

•	the Rate Agreement;

•	Decrees Nos. 2347/90, 2346/90 and 2345/90, granting to Telecom, Telintar and Startel the license to provide the telecommunications services described below;

•	Decree No. 1185/90, establishing the CNT, later replaced by the CNC, pursuant to Decrees No. 660/96, 1260/96 and 80/97;

•	Decrees Nos. 348/84 (establishing priorities for line installations), as amended by Decree Nos. 1747/85 and 1748/85 (establishing priorities in favor of persons financing the expansion of telephone services);

•	SC General Resolution No. 10059/99, establishing the Basic Telephony Service Client Regulation;

•	Decree No. 92/97, approving the changes to the General Tariff Structure, establishing the minute fraction as the new Calculation Unit, approving the National Numeration and Signalization Fundamental Plans and the following Regulations (each as described under “—Regulatory Framework—Decree No. 92/97” below): Accounting and Financial Information and Costs Regulation, Basic Telephony Service Clients Regulation, Basic Telephony Quality Service Regulation, PCS Regulation, as amended by Decree No. 266/98, and Public and Residential Telephone Services for the Deaf;

•	Decree No. 264/98;

•	Decree No. 266/98 (as modified by Decree No. 764/00 as it relates to Argentine interconnection regulation);

•	SC General Resolution No. 1122/98, establishing the regulatory framework for licenses and public telephony plan;

•	SC General Resolution No. 2724/98 as amended, establishing the regulatory framework for the long-distance presubscription service;

•	Law No. 25,000 which adopts the norms of the World Trade Organization with regards to telecommunications in individual countries;

•	Decree No. 465/00, establishing the deregulation of the telecommunications market commencing November 9, 2000;

•	Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio-spectrum management, and

•	Ministry of Economy General Resolution No. 75/03, establishing the regulatory framework that allows callers to select their long distance provider for each call.

This summary does not purport to be complete and is qualified by reference to the License, the List of Conditions, the Transfer Agreement and applicable provisions of Argentine law.

Regulatory Bodies

The activities of Telecom and Telecom Personal are supervised and controlled by the CNC, a governmental agency under the supervision of the SC (which is presently supervised by the Ministry of Federal Planning, Public Investments & Services). The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services, to ensure that these policies are applied, to review the applicable legal regulatory framework, to act as the enforcing authority with respect to the laws governing the relevant activities, to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

Law No. 25,609

On June 12, 2002, the Argentine Congress passed Law No. 25,609 which, as of the date of this solicitation statement, has not been published in the Official Gazette. Law No. 25,609 provides that Argentine telephone operators such as Telecom must provide “indispensable telephony services” to the following entities (the “Beneficiaries”):

•	public hospitals and welfare institutions;

•	public education facilities; and

•	Argentine armed forces.

Law No. 25,609 has not defined the scope of “indispensable telephony services.” Pursuant to the terms of this law, Telecom must continue to provide telephony services even if the Beneficiaries do not pay for these services. Subject to the implementation of this law and subsequent regulations that may be enacted thereunder, Telecom may or may not be able to set-off any amounts due by the Beneficiaries against any amounts owed by Telecom to the Argentine government.

The executive branch vetoed Law No. 25,609 and instead passed Decree No. 1174/02 on July 4, 2002. However, Law No. 25,609 may still become effective upon a 2/3 majority vote of the National Congress. Decree No. 1174/02, unlike Law No. 25,609, does not require Argentine telephone operators such as Telecom to provide the above mentioned “indispensable telephony services” but does require a party wishing to suspend the provision of those services to provide 30 working days notice of the suspension to the affected entity and the Ministers or Secretaries of the executive branch.

Decree No. 764/00

On September 5, 2000, the Argentine executive branch issued Decree No. 764/00 which enacted four new regulations:

•	the regulation of licenses for telecommunications services;

•	the Argentine interconnection regulation;

•	the universal service regulation; and

•	the regulation governing the administration, management and control of the wireless spectrum.

The basic guidelines for these regulations are as follows:

General Regulation of Licenses.    This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, wireless, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting services companies may also apply for a license to provide telecommunications services; provided, for certain activities (such as Internet services), that the company is owned at least 70% by Argentine companies or individuals. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies. This regulation governs the license through which Telecom offers services in the Southern Region.

Argentine Interconnection Regulation.    This regulation provides for a reduction of approximately 50% in the reference prices for interconnection. The regulation increases the number of functions that the dominant operator must provide, including the obligation to provide interconnection at the local exchange level, to provide billing services and to unbundle the local loop. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audiotext, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

Universal Service Regulation.    The universal service regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the universal service fund. The regulation establishes a formula for calculating the subsidy for the provision of universal service which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the universal service fund and the development of specific universal service programs. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the universal service fund, although it establishes a mechanism for exemption from contribution for basic telephony service licensees, which combines loss of revenues and market share. However, material regulations to implement universal service programs are still pending.

During 2002, the SC conducted consultations regarding the administration of the universal service fund and the regulation requiring contribution to the universal service fund. Telecom has expressed the view that it should be compensated, retroactively from the end of the exclusivity period, for the social benefits programs that it is currently providing. However, to date Telecom has not received any compensation for its provision of these services. Telecom may be required to make contributions to the universal service fund and without receiving any compensation for the universal service it has been rendering to date.

The SC has also set up a working group whose main purpose is to analyze the method to be applied in measuring the costs of the universal service programs. In May 2003 this working group determined that the application of the previously proposed measurement method was too complex but recommended moving forward with the implementation of the initial programs of the universal service fund.

Regulation Governing the Administration, Management and Control of the Wireless Spectrum.    This regulation establishes the principles and requirements governing the administration, management and control of the wireless spectrum. According to the regulation, the authorizations or permissions will be granted subject to SC’s right to substitute, modify or cancel them without any right to indemnification on the part of grantee. The new authorizations that are granted will have a minimum duration of 5 years. The authorizations or permissions for use of frequencies may not be transferred, leased or assigned, in whole or in part, without the prior authorization of the SC.

Reconsideration Request.    During year 2000, Telecom filed an administrative appeal for the revocation of certain provisions of the regulations attached to Decree No. 764/00. The administrative appeal argues that:

•	the contested regulations contain inequities that violate the provisions adopted in connection with the privatization of the basic telephony service;

•	broadcasting companies may render telecommunications services through one entity while Telecom is unable to do so; and

•	the reduction of interconnection rates does not compensate for the access deficit which itself is not compensated by Universal Service.

Deregulation Plan Established by Decree No. 264/98

General.    In March 1998, the Argentine government issued Decree No. 264/98, introducing a plan for the liberalization of the Argentine telecommunications industry, or the Plan. Decree No. 264/98 provided for the extension of the period of exclusivity with respect to the provision of basic telephony and international long-distance services until some time between October 8, 1999 and November 8, 1999, depending on the particular region. The Plan also provided for: (i) the immediate liberalization of public telephone services and (ii) during July 1998, the liberalization of telephone service in rural areas. In addition, the Plan contemplated that in January 1999, data transmission services within the countries included in Mercosur would be open to competition, subject to the following conditions: (i) each of the Mercosur countries enters into agreements providing for the liberalization of these services and establishing similar regulatory bodies and (ii) reciprocity exists between countries with respect to the granting of licenses, which is still pending. Finally, the full liberalization of local, domestic and international long-distance services took place in November 2000. See “—Regulatory Framework—Decree No. 764/00.”

Beginning in late 1999, two new operators, formed by independent operators, cellular operators and cable television operators, were permitted to offer services. These new operators, together with the existing licensees of basic telephony service, allowed customers to choose from four operators until the full liberalization of services occurred. The Plan also granted data transmission operators existing prior to the privatization of ENTel the right to operate domestic and international long-distance services by the end of 2000. See “—Competition.”

The Plan focused on three central principles:

•	providing universal telephone service to all segments of the Argentine population;

•	establishing limitations on anti-competitive activities; and

•	creating fair and transparent guidelines for granting future licenses.

New regulatory obligations were also introduced with respect to quality and service targets applicable to both Telecom and Telefónica. For example, all localities with more than 80 inhabitants had to be incorporated into the network by means of the installation of semi-public long-distance services and all localities with more than 500 inhabitants had to be incorporated into the residential network by means of fixed-line or wireless services. During 1998 and 1999, 640,000 new lines had to be installed, of which 15% of these new lines were required to be installed for customers in suburban areas. During this period, 19,000 new public telephones had to be added to the existing network (50% of which are to be coin-operated telephones), and 2,000 telephones were required to be installed in low income areas. The division of these obligations among Telecom and Telefónica was specified by the regulations. For low-income customers, a plan must be introduced with a promotional installation fee of less than US$100. Finally, requirements for improved communications for the Antarctic area are also contemplated.

The annual 4% price cap formula was in effect through 1999. The efficiency factor for the application of the price cap formula was set at 5.5% by the Regulatory Body. This factor was increased for 2000 to 6.75%, which represents 6% as established by the Regulatory Body and 0.75% as established by Telecom. See “—Rates—Rates—Agreement with Argentine government to Reduce Rates.”

As long-distance services are liberalized, competition was introduced by presubscription of long-distance service for locations with more than 5,000 clients. Following the introduction of presubscription of long-distance service, a call-by-call selection service will be installed. These requirements obligate the telephone companies to make significant investments and modifications to their networks. See “—Presubscription of Long-distance Service.”

During 1999, competition in local and national and international long-distance services was established among Telecom and Telefónica and CTP and Compañía de Telecomunicaciones Integrales S.A., the two new national operators permitted to offer services by Decree No. 264/98. Some provisions of Decree No. 264/98 and related resolutions were modified by Decree No. 764/00, mainly provisions related to licensing conditions, interconnection and universal service. Decree No. 764/00 established the general regulation of licenses and provided that each licensed company was allowed to launch its services in November 2000 when the full liberalization of the telecommunications market began. As of the date of this solicitation statement, the main licensees providing local and/or fixed long-distance telephone service are Techtel, Impsat, AT&T Argentina, CTI, Movicom Bell South, MetroRed, IPlan, Comsat, MCI, Embratel, Telefónica (in the Northern Region) and Telecom (in the Southern Region).

Public Telephone Services.    Pursuant to the Plan, the liberalization of public telephone services began. As of December 31, 2003, Telecom competes with a number of other companies for the provision of public telephone services. On December 9, 1998, Telecom entered into an agreement with the Argentine government whereby Telecom was granted (upon the subsequent issuance of SC General Resolution No. 2627/98) a license to provide public telephone services in the Southern Region. According to the terms of the agreement, Telecom was required to install at least 2,500 public phones in the Southern Region within a three year period.

As of December 31, 2003, Telecom has installed 8,490 public telephones in the Southern Region. Telecom has installed public telephony telecommunication centers, or CETs, providing access to public telephony services, Internet and fax services in the Southern Region in major cities including Buenos Aires, La Plata, Mar del Plata, Mendoza, San Luis, Villa Mercedes, Tandil, San Juan, Ushuaia and Junín.

New Rate Structure

On January 31, 1997, the Argentine government issued Decree No. 92/97, whereby a new tariff structure was established. Decree No. 92/97 implemented changes in certain regulatory issues that Telecom believes are essential to face a competitive environment. For example, Decree No. 92/97 ratified the new National Numbering Plan, which increases the length of telephone numbers to 10 digits, re-assigns numbers for special services such as police and hospitals and establishes the rules for future implementation of number portability. Decree No. 92/97 also ratified the Signalization Plan, which regulates certain aspects of call routing. Decree No. 92/97 further included a Service Quality Regulation, which defines the technical standards enforceable upon Telecom by the Regulatory Bodies in connection with compliance with the goals of the List of Conditions and the Clients General Regulation, as amended, which regulates the relationships between Telecom and its clients. Additionally, Decree No. 92/97, as amended, established a regulation and list of conditions for the granting of licenses to provide PCS services. See “—The Business—Wireless Telecommunications Services—Miniphone.” Finally, it provides that Telecom may provide equipment and maintenance services to clients in a competitive environment.

As established by Decree No. 92/97, the calculation of per time units now uses minute as the calculation unit.

Service Requirements

Pursuant to the List of Conditions, Telecom is required to ensure continuity, availability and uniformity in rendering our services. We must provide, among other services, free emergency telephone services, free telephone directories to all subscribers and information services related to Telecom.

The List of Conditions also set forth certain mandatory objectives that Telecom must achieve and maintain. These included requirements as to network penetration (telephone lines and public telephones to be added, waiting time for installation), network performance (percentage of completed calls, repair time, frequency of failure) and service (operator efficiency, maintenance and information).

National Numbering Plan

During 1998, Telecom completed the technical changes to the public network necessary for the introduction of the change of numbering plan for basic telephony service that took effect on January 24, 1999 as ordered by the regulatory authority. Under the plan, the length of Telephone numbers increased to 10 digits. Substantial improvements were made in adapting the information applications and in the preparation for the date on which the change took effect. All these steps were coordinated with the major telecommunications competitors in the local market in order to provide for the interconnection of the different networks. The numbering plan provided additional capacity for the system and is part of several steps that the Argentine government has taken to prepare the telecommunications industry for competition.

Presubscription of Long-distance Service

According to the terms of SC General Resolution No. 2724/98, the SC approved the “General Regulation of Presubscription of Long-distance Service.” Among other things, this regulation provides that effective October 10, 1999, presubscription of long-distance service, whereby the customer may choose its long-distance carrier, must be available in all cities outside the Buenos Aires Metropolitan Area, or AMBA, with more than 5,000 customers. This service has been available in the AMBA since November 7, 1999.

As of October 10, 1999, for cities outside AMBA with more than 5,000 customers, and November 7, 1999, for the AMBA region, Telecom has started to transport long-distance traffic in the Southern Region through our fiber optic network. This network connects our network in the Northern Region with the main cities in the southern service area; it is complemented by the leasing of circuits to other operators, in order to offer long-distance services in approximately 50 local areas in the southern service area.

Regulation for the Call by Call Selection of the Providers of Long Distance Services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved a system that allows callers to select their preferred long distance provider for each call. This call by call selection system is referred to as “SPM.”

Subsequently, as a result of the claims submitted by several carriers objecting to General Resolution No. 613/01, the Ministry of Economy issued General Resolution No. 75/03, which introduced several changes to the regulations providing for SPM. The main changes relate to the following: long distance carriers’ freedom to provide SPM, changes in blockage modality due to delinquency, changes in the service connection modality and greater flexibility of obligations connected with service promotion and advertising. General Resolution No. 75/03 also provides that origin providers, both fixed and mobile, must have their equipment and networks available to provide the SPM service within 120 days of February 6, 2003. Our equipment and networks have been able to provide this service since 2002. As of the date of this solicitation statement, no long distance operator has requested interconnection in order to provide this service.

Penalties for Non-Compliance

The List of Conditions specified various penalties which may be applied by the Regulatory Bodies to Telecom. These penalties may include warnings, fines and revocation of the License.

Revocation of the License.    The following events may result in revocation of the License:

•	the interruption of all or a substantial portion of service;

•	the serious non-performance of material obligations;

•	the modification of corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	the sale or transfer of the License to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services supplied without the prior approval of the Regulatory Bodies;

•	the reduction of ownership of Nortel in the capital stock of Telecom to less than 51% without prior approval of the Regulatory Bodies;

•	the reduction in ownership of Sofora in the capital stock with voting power of Nortel to less than 51% without prior approval of the Regulatory Bodies;

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom without prior approval of the Regulatory Bodies;

•	the assignment or delegation of the Management Agreement by the Operator or the termination of this contract without the prior approval of the Regulatory Bodies; and

•	the bankruptcy of Telecom.

If our License is revoked, Nortel must transfer its shares in Telecom to the Regulatory Bodies, in trust, for their subsequent sale through a public auction. Upon the sale of the shares to a new management group, the Regulatory Bodies may renew the License of Telecom under conditions they determine.

Regulations Applicable to International Telecommunications Services

Telecom holds a non-expiring license to provide international telecommunications services, including telephone, international data transmission, international telex and international direct connections, provided that it meets the applicable mandatory objectives discussed above. See “—Regulatory Framework—Service Requirements.” This license was exclusive through October 1999. As described below, Telecom previously provided these services through our former subsidiaries, Telintar and Telecom Internacional.

Prior to April 30, 1999, Telecom provided these services through Telintar, a former subsidiary jointly held by Telecom and Telefónica. The List of Conditions provided that access charges paid by Telintar were to be shared between Telecom and Telefónica in proportion to the traffic of Telintar originated by the customers of each shareholder, notwithstanding that Telecom and Telefónica each owned 50% of the shares of Telintar. The List of Conditions also required that the profits generated from these access charges be applied by Telecom and Telefónica in the first instance to the expansion and improvement of services provided by their respective networks according to the objectives set forth in the List of Conditions. Further, the List of Conditions provided that Telecom or Telefónica may each at any time propose to the Regulatory Bodies that Telintar be liquidated. During 1999, Telecom and Telefónica agreed to dissolve Telintar and to distribute the assets of Telintar in part to Telecom Internacional and in part to TLDA. Telecom Internacional was merged into Telecom in 1999. See “—Our Business—International Long-Distance Service.”

As of October 1999, two new operators were entitled to render international services. Additional operators became entitled to provide these services in November 2000 under the new license regulation. See “—Regulatory Framework—Decree No. 764/00—General Regulation of Licenses.”

Regulations Applicable to Mobile Telephone Services

Calling Party Pays —CPP. As of April 15, 1997, pursuant to Decree No. 92/97 and SC General Resolution Nos. 263/97 and 344/97, mobile telephone services apply the “calling party pays,” or CPP, system, whereby the party placing a call from a land-line phone to a cellular phone, rather than the cellular subscriber, pays for the air time charges for the call. Despite the introduction of the CPP system to calls made from fixed-line phones to cellular phones, the regulatory authorities did not implement the CPP system for calls made between cellular phones.

The application of CPP for calls made between cellular phones was successively postponed until Resolution MIV No. 1/01 ultimately introduced the CPP system to the calls made between cellular phones and calling cards. Subsequently, SC General Resolution No. 122/01 suspended the CPP system for calls made between cellular phones until further approvals from the SC were granted. Telecom Personal filed an administrative appeal against SC General Resolution No. 122/01.

The SC subsequently issued General Resolution No. 253/01 which abolished General Resolution No. 122/01 and established that the CPP system to calls made between cellular phones would be implemented as of September 1, 2001. Afterwards, a precautionary measure was issued under the case “Defensoría del Pueblo de la Ciudad de Buenos Aires e/Estado Nacional—Secretaría de Comunicaciones s/Sumarísimo” where Telecom Personal was notified that the effects of the General Resolution No. 253/01 were suspended. Telecom Personal has appealed this decision, but as of the filing date of this solicitation statement, the effects of the SC General Resolution No. 253 continued to be suspended. Since March 2002, Telecom has been applying CPP to the calls made using our calling card Telecom Global.

In March 2002, Telecom Personal started entering into agreements with telephone operators, to charge CPP for calls made by calling cards.

In accordance with SC General Resolution No. 124/02, in January 2003, mobile operators can charge the CPP for international calls began whereby overseas calls that terminate in cellular telephones in Argentina pay for CPP charges. In order to identify these calls, customers dialing from outside must add a prefix “54 + 9 + area code” to the cellular number without the “15”.

PCS.    Telecom Personal has licenses for PCS in all areas in Argentina. For these services, in June 1999, Telecom Personal and Telefonica Communicaciones Personales “Unifón”, were jointly awarded 40 Mhz in the PCS Band for the “Area II- AMBA”. Miniphone (a company that was subsequently divided into two companies, one of which was merged into Unifón and the other into Telecom Personal) and Compania de Radiocomunicaciones Moviles, or Movicom, exercised their respective rights to acquire 20 Mhz.

Telecom Personal and Unifon have since divided the jointly awarded 40 Mhz above mentioned, and the additional 20 Mhz granted to Miniphone.

Telecom Personal was granted another 40 Mhz in the PCS Band in each of the interior areas (Area I, or North Area, and Area III, the South Area), where it has licenses for PCS.

Regulations Applicable to PCS Services

Buenos Aires Area.    In June 1999, Telecom Personal and Unifón were jointly awarded a license of 40 MHZ in the PCS Band for the region including the AMBA. Miniphone and Movicom each exercised the right to acquire a license of 20 MHZ in the PCS Band. Telecom Personal and Unifón have divided the 40 MHZ license awarded to the two companies and the additional 20 MHZ license granted to Miniphone.

Interior Region.    Telecom Personal holds licenses of 40 MHZ in the PCS Band in the Southern Region. Telecom Personal also holds a license of 20 MHZ in the PCS Band in the Northern Region.

2003 Telecommunications Fund

In August 2003, the Department of Communications notified us of a proposal for the creation of a P$70 million financial trust, the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund,” to be funded by the major telecommunication companies. Banco de Inversion y Comercio Exterior, or BICE, was designated as trustee of the 2003 Telecommunications Fund. The fund will be used to develop the telecommunications sector in Argentina and its responsibilities will include:

•	the creation of alternative mechanisms for financing;

•	the completion of projects provided they are long-standing, profitable and relate to the telecommunications system;

•	the development and consolidation of the telecommunications sector; and

•	serving as the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector serving the public interest.

We have contributed P$1.5 million at the inception of the 2003 Telecommunications Fund and committed to contribute up to P$3.5 million on the first anniversary of the fund provided we successfully complete our financial restructuring. In addition, our management has announced that it is our intention to promote agreements with local suppliers for an estimated amount of P$10 million, which would facilitate their access to financing which we expect will enable suppliers to provide more products to the Argentine telecommunications sector.

Property, Plant and Equipment

The principal physical properties of Telecom consist of transmission equipment, external wiring and switching equipment. These properties are mainly located throughout the Northern Region. External wiring and equipment represented approximately 73% and 74% of the net book value of our total fixed assets at December 31, 2003 and December 31, 2002, respectively; construction work in progress and materials represented approximately 2% and 2%, respectively, land and buildings represented approximately 14% and 12%, respectively, and furniture, vehicles, installations and computer equipment represented approximately 11% and 12%, respectively. We believe that these assets are, and for the foreseeable future will be, adequate and suitable for their respective uses.

As of December 31, 2003, Telecom had 3,800,085 lines installed, all of which were connected to digital exchanges. As of December 31, 2002 and December 31, 2001, Telecom had 3,802,464 and 3,800,058 lines installed, respectively, all of which were connected to digital exchanges. As of December 31, 2003, the total number of customer lines was 3,361,341. As of December 31, 2002 and 2001, the total number of customer lines were 3,293,952 and 3,583,622, respectively.

As of December 31, 2003, Telecom has entered into purchase commitments totaling P$74 million primarily for switching equipment, the repair and/or maintenance of public telephones, infrastructure works and other services. In general, the contracts were financed, directly or indirectly, by domestic and foreign vendors or other financing sources.

In order to consider the rapid evolution of the telecommunications industry, Telecom undertook a review of all of the remaining useful lives of our fixed assets as of December 31, 2000. As a result of this review, including advice provided by an independent specialist, Telecom confirmed the appropriateness of the useful lives of its fixed assets except for the remaining lives of the copper external wiring and related infrastructure, which Telecom determined should be extended as a result of the introduction of ADSL technology. Consequently, Telecom decided to extend the remaining useful life assigned to these assets by 5 years from January 1, 2001.

Our current major suppliers of equipment are Siemens Argentina S.A., Italtel S.p.A., Alcatel Techint S.A., IBM Argentina S.A. and Ericsson S.A.C.I. See “Major Shareholders and Related Party Transactions.”

Capital Expenditures

Capital expenditures amounted to P$182 million in the year ended December 31, 2003, P$238 million in the year ended December 31, 2002 and P$1,034 million in the year ended December 31, 2001. Telecom estimates that capital expenditures for year 2004 will be approximately P$395 million. This estimate is set annually and is based on commercial, technical and economic factors such as rates, demand and availability of equipment and buildings. In addition, cost estimates remain subject to the finalization of services and other contracts relating to these expenditures. As a result of the recovery of demand for services, Telecom expects that it will need to increase its capital and marketing expenditures in order to maintain the quality of its service and its competitive position.

The following table sets forth our actual capital expenditures for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
	2001	2002	2003
	(P$ millions)(1)(2)
Buildings and equipment	22	5	11
Switching and transmission	257	94	40
Outside plant	193	28	25
Telephone equipment and other	48	24	5
Computer equipment	255	63	24
Other	259	24	77

Total	1,034	238	182

(1)	The allocation of work in progress among items is estimated.
(2)	Figures reflect the adoption of inflation accounting. See “Presentation of Financial Information.”

Telecom estimates that its unconsolidated capital expenditures will be approximately US$52 million for 2004 and US$109 million in 2005. The principal expenditures budgeted include costs of expanding basic lines and ADSL high speed network and connections, upgrading and enhancing information technology systems, complying with regulatory infrastructure requirements and upgrading obsolete technologies, such as transmission equipment, re-employing fiber optic network, replacing certain external plant and power sources and upgrading existing hardware. Telecom Personal estimates that its unconsolidated capital expenditures will be approximately US$62 million for 2004 and US$82 million in 2005 in connection with migrating from TDMA to GSM technology, improving its network, information technology systems and software, services and infrastructure.

Capital expenditures outside of Argentina are not significant and are related to assets held by Núcleo, in Paraguay, and investment in certain submarine cables in which Telintar participated. Capital expenditures outside of Argentina were approximately P$17 million for 2003, P$28 million for 2002 and P$35 million for 2001.

Telecom seeks to continue to improve the quality of our telecommunications network and to position ourselves for increasing competition by offering new services at competitive prices, satisfying demand in our service area, increasing telephone line density, taking advantage of leading technologies, improving service quality and improving productivity. In order to meet this strategy, Telecom intends to maintain its fixed line networks and expand its ADSL high speed network and connections, while Telecom Personal expects to focus on its wireless network transition from TDMA to GSM technology in order to meet the anticipated future demand for cellular services.

Due to the current macroeconomic situation and our related lack of access to bank financing and the capital markets, Telecom expects to finance these expenditures through operating cash flow. Our ability to fund required and other planned capital expenditures is dependent on, among other things, our ability to generate sufficient funds internally. In addition, the terms of the notes will limit capital expenditures by Telecom and Telecom Personal.

In light of the current economic situation and our default on our outstanding financial indebtedness, it is possible that we may be unable to raise or generate sufficient funds for all of our planned capital expenditures.

For further information regarding our capital expenditure program, see “—Regulatory Framework—Service Requirements.”

THE APE SOLICITATION

The following is a description of the material provisions of this APE solicitation. For a more complete understanding of this APE solicitation, the APE and the notes, we urge you to read carefully the APE attached as Exhibit 4.1 to the registration statement that contains this solicitation statement, and the form of indenture for the notes, all of which will be available for inspection at our principal offices and those of the information agent and Luxembourg agent during normal business hours beginning on June 22, 2004.

Terms of the APE Solicitation

Overview

Subject to the terms and the conditions described in this solicitation statement, any supplement hereto, and the accompanying letter of transmittal, we are soliciting powers of attorney in favor of the settlement agent (a) to execute the APE on your behalf and (b) to attend and vote affirmatively at any meeting of holders of outstanding notes that might be required to confirm and give effect to the APE in order to reduce the total amount of our outstanding indebtedness to levels we estimate our operations can sustain. In the case of holders of our outstanding loans, we are alternatively soliciting commitments to sign the APE directly.

In order to grant a power of attorney or commit to sign the APE directly, you must submit a duly executed letter of transmittal.

Upon the consummation of the APE, we expect to have replaced all of our outstanding unconsolidated debt with up to the equivalent of US$2,701 million in consideration in the form of notes and cash consideration based on the final outcome of the elections under the three options. In addition, we will pay to holders of our outstanding debt who elect Option A and Option B an Option A/B cash interest payment in the same currency as the notes issued to the holder and to holders of our outstanding debt who elect Option C an Option C cash interest payment in U.S. dollars. We will pay these cash interest payments to pay a portion of the accrued but unpaid interest on our outstanding debt that has accrued from January 1, 2004 to the issuance date.

The aggregate principal face amount of our unconsolidated outstanding debt (excluding accrued but unpaid interest, penalties and post-default interest rate increases) as of December 31, 2003 was the equivalent of US$2,553 million.

Our unconsolidated outstanding debt is comprised of medium term notes and loans with an aggregate principal amount of the equivalent of US$2,801 million outstanding as of December 31, 2003, including accrued but unpaid interest, penalties and post-default interest rate increases. As of March 31, 2004, our unconsolidated outstanding debt amounted to the equivalent of US$2,816 million including accrued but unpaid interest, penalties and post default interest rate increases.

Principal face amount adjustment

We will make a payment of accrued but unpaid interest on our outstanding debt (whether or not the holder of such debt has participated in the APE) corresponding to the period from June 25, 2002 through December 31, 2003, by increasing the principal face amount of outstanding debt to be restructured. The amount of accrued but unpaid interest to be capitalized has been determined pursuant to a formula and may be more or less than the amount of interest that would have accrued on your outstanding debt during this period under the terms of your outstanding debt. The amount of interest to be added to the principal face amount of your outstanding debt is the amount determined by multiplying the outstanding principal of each outstanding note or outstanding loan denominated in U.S. dollars, euro or Japanese yen (excluding accrued but unpaid interest, penalties and post-default interest rate increases) by the adjustment amount of 1.058 (1058-1). The adjustment amount represents an amount equal to LIBOR plus 3% on the aggregate principal face amount of our outstanding debt, less the aggregate amount of the partial payment of past due interest we paid to holders of our outstanding debt in June

2003 for the period beginning on June 25, 2002 and ending on December 31, 2002. With respect to our outstanding loans denominated in Argentine pesos, we determined the amount of principal face amount adjustment based on the CER adjustment to the principal amount of each peso-denominated loan before applying the adjustment amount. The aggregate amount of principal face amount adjustment with respect to our outstanding debt resulting from these calculations equals approximately the equivalent of US$148 million. We will add the equivalent of approximately US$148 million of aggregate principal face amount adjustment to the aggregate principal amount of our outstanding debt of the equivalent of US$2,553 million as of December 31, 2003, in consideration for the total principal amount of outstanding debt of the equivalent of US$2,701 million to be restructured.

The actual amount of accrued but unpaid interest on the equivalent of US$2,553 million aggregate principal amount of our outstanding debt for the June 25, 2002 to December 31, 2003 period, including penalties and post-default interest rate increases, under the terms of our outstanding debt, amounts to the equivalent of approximately US$248 million.

The principal face amount adjustment calculation means that for each 1,000 principal face amount of outstanding debt denominated in U.S. dollars, euro or Japanese yen, a holder of the outstanding debt will have, for purposes of the APE, outstanding debt of 1,058 dollars, euro or Japanese yen, as applicable, to be restructured pursuant to the APE. For each P$1,000 principal face amount of outstanding loans denominated in Argentine pesos, a holder of peso-denominated loans will have outstanding debt of P$1,058 to be restructured that will be based on the CER on the FX Reference Date the issuance date. Therefore, the amount of principal face amount adjustment for this period on an outstanding note or outstanding loan may be greater or lower than the actual accrued interest on that note or loan under the terms or applicable statutory rate of the outstanding note or outstanding loan.

The consideration delivered to holders who elect (or are prorated into) Option A will be 1,058 principal amount of notes for each 1,058 of outstanding debt plus principal face amount adjustment. In connection with debt restructured under Option A, an amount of accrued but unpaid interest equal to the principal face adjustment will be capitalized, or added to the amount of debt to be restructured.

The consideration delivered to holders who elect (or are prorated into) Option B, subject to allocation to Option C if Option C is undersubscribed, and proration, will be US$1,000 per US$1,058 of outstanding debt plus principal face amount adjustment, which amount represents 94.5% of the outstanding debt plus principal face amount adjustment. The consideration delivered to holders who elect Option C will be within the range of 740 to 850 per 1,058 principal face amount and principal face amount adjustment of outstanding debt, which amount represents 70-80% of the outstanding debt plus principal face amount adjustment. The consideration to be delivered to holders who elect Option B and have 37.5% of the outstanding debt allocated to Option C will be approximately 89% of the outstanding debt plus principal face amount adjustment. Because holders of outstanding debt who elect to receive consideration under Option B or Option C will not receive 100% of their principal face amount plus principal face amount adjustment, the principal face amount adjustment will not be deemed to be capitalized for these holders, and will be considered relinquished by operation of law on the issuance date.

Consideration

The consideration of up to the equivalent of US$2,701 million that we will pay to holders of our outstanding debt includes a combination of (1) up to the equivalent of US$2,701 million of our series A notes, (2) up to the equivalent of US$1,376 million of our series B notes and (3) cash consideration of up to US$663 million at a price to be determined pursuant to our Modified Dutch Auction to retire the equivalent of US$825 million aggregate principal face amount of outstanding debt and principal face amount adjustment (calculated based on the exchange rates in effect as of the FX Reference Date). These transactions will be completed in accordance with the procedures contemplated in Chapter VII, Title II of the Argentine Bankruptcy Law.

For purposes of the APE, all holders of our outstanding debt will constitute a single category (class).

Holders of our outstanding notes will receive notes initially represented by global certificates in fully registered form which may be issued in tranches denominated in dollars or euro, in the case of Series A notes, and in dollars, in the case of Series B notes. Holders of our outstanding loans and commissions will receive notes in the form of certificated notes which may be denominated in dollars, euro, pesos or yen, in the case of Series A notes and in dollars, in the case of Series B notes. Holders of our outstanding debt will receive Series A notes denominated in the same currency as the outstanding debt held by them or, at the election of the holder, in U.S. dollars and Series B notes denominated in U.S. dollars. See “Description of the Notes—Basic Terms of the Notes” for a description of the terms of the notes, including a description of the interest rate. Holders of our outstanding notes will receive listed notes, and holders of our outstanding loans unlisted notes. We nonetheless reserve the right, but we are not obligated, to allow holders of our outstanding notes to elect to receive unlisted notes and to allow holders of our outstanding loans to elect to receive listed notes if, in our sole judgment, it will not trigger unfavorable tax treatment for us. We will publish a notice of any such decision as set forth in “The APE Solicitation—Announcements of Extension, Amendment or Termination.” Interest on the notes will be paid in the currency in which the notes are denominated.

Holders of outstanding debt that receive cash consideration under Option C will receive this cash consideration in equivalent U.S. dollars. If you hold debt in a denomination other than U.S. dollars, we will use the exchange rates in effect as of the FX Reference Date to determine the amount of cash consideration that we will pay to you on the issuance date.

The table below sets forth the consideration to be received per US$1,058, €1,058 or ¥1,058 principal face amount of outstanding debt (as a result of the principal face amount adjustment calculation, for each 1,058 principal face amount and principal face amount adjustment of outstanding debt denominated in dollars, euro and Japanese yen, a holder will have outstanding debt of 1,058 for purposes of the APE) to be restructured, together with principal face amount adjustment.

For dollar- and euro-denominated outstanding debt and peso-(1) and yen-denominated outstanding loans
Option A(2)			Option B(2)			Option C(2)			Option B with 37.5% of Option C(3)
Series A notes	1,058		Series B Notes(4)	1,000					Series B Notes	625

						Cash(6)	740-850		Cash	319

Total consideration per 1,058 principal amount	1,058	(5)	Total consideration per 1,058 principal amount	1,000	(5)	Total consideration per 1,058 principal amount	740-850	(5)	Total consideration per 1,058 principal amount	944	(5)

(1)	The consideration per P$1,000 principal face amount of peso-denominated outstanding loans will be adjusted based on the CER through the issuance date.
(2)	Holders who receive Option A or Option B will also receive the Option A/B cash interest payment, and Holders who receive Option C will also receive the Option C cash interest payment, each as described in this solicitation statement.
(3)	Assumes holders who elect to receive Option B have 37.5% of their outstanding debt and principal face amount adjustment allocated to Option C.
(4)	Holders who elect Option B will receive US$1,000 principal amount of series B notes for each 1,058 principal face amount and principal face amount adjustment of outstanding debt in dollars, or the U.S. dollar equivalent of 1,058 principal face amount and principal face amount adjustment of outstanding debt denominated in euro, yen or pesos. Series B notes will only be denominated in U.S. dollars.

(5)	Includes principal face amount adjustment, calculated as described above under “—Principal Face Amount Adjustment.” In connection with debt restructured under Option A, an amount of accrued but unpaid interest equal to the principal face adjustment will be capitalized, or added to the amount of debt to be restructured. Because holders of outstanding debt who elect to receive consideration under Option B or Option C will not receive 100% of their principal face amount adjustment, the principal face amount adjustment will not be deemed to be capitalized for the holders, and will be considered relinquished by operation of law on the issuance date.
(6)	Holders who elect Option C will receive US$740-US$850 in dollars for each 1,058 principal face amount and principal face amount adjustment or the U.S. dollar equivalent of 1,058 principal face amount and principal face amount adjustment of outstanding debt denominated in euro, yen or pesos. Option C cash consideration will be paid in equivalent U.S. dollars only.

For each P$1,058 principal face amount and principal face amount adjustment of outstanding loans denominated in Argentine pesos, a holder of peso-denominated loans will have outstanding debt that will be adjusted based on the CER on the FX Reference Date and the issuance date. As set forth in the table above, with respect to each 1,058 of outstanding debt to be restructured, the consideration to be provided to holders of outstanding debt corresponds to 100% of 1,058 under Option A, approximately 94.5% of 1,058 under Option B and between approximately 70% to 80% of 1,058 under Option C. The consideration to be provided to holders who elect to receive Option B and who have 37.5% of their outstanding debt and principal face amount adjustment allocated to Option C is approximately 89% of 1,058.

Minimum Required Participation in Option A

This APE solicitation and the execution of the APE is subject to the condition that holders of our outstanding debt elect to retire at least the equivalent of US$300 million of outstanding debt and principal face amount adjustment under Option A. It is a condition to the execution of the APE agreement that the minimum required participation in Option A is maintained until the issuance date.

Level of Creditor Consent

The execution of the APE is also subject to the condition that the settlement agent receives powers of attorney from holders of outstanding notes or outstanding loans or if applicable, the commitment of holders of outstanding loans to sign the APE directly, from holders representing (1) at least a majority in number of the holders of our outstanding debt and (2) representing at least two-thirds, or any lower percentage that may be required by Argentine law, of the outstanding principal and accrued interest (including penalties and post-default interest rate increases) on our outstanding debt. We refer to these two conditions collectively as the “level of creditor consent,” and we refer to the number of holders and amount of outstanding debt required to satisfy this level of creditor consent as the “requisite majorities.” The Argentine legislature is currently considering draft legislation which would reduce the requisite majorities in order for a court to approve an APE to 51% of the aggregate principal amount of outstanding unsecured debt. See “Description of the APE—Summary of Proceedings Involving APE Agreements” for a description of the proposed legislation. This APE is also subject to the condition that the conditions to the debt restructuring being undertaken concurrently by our subsidiary Telecom Personal S.A., which we refer to as Telecom Personal, are satisfied or waived. See “The APE Solicitation—Telecom Personal Restructuring Proposal.”

For purposes of determining whether the level of creditor consent is satisfied, accrued interest on the principal amount of our outstanding debt (including penalties and post-default interest rate increases) will be calculated at the rates specified in the underlying instruments or applicable laws governing the outstanding debt on the cut-off date (as defined under “Certain Defined Terms”). If the level of creditor consent is not met by the requisite majorities, we will either terminate this APE solicitation or amend the APE and will publish a notice of such amendment or termination of the APE as set forth in “The APE Solicitation—Announcements of Extension, Amendment or Termination.”

If the requisite majorities either grant the settlement agent powers of attorney to execute the APE on their behalf, or, in the case of our outstanding loans, commit to sign the APE directly, and all other conditions to this APE solicitation are either met or waived, the APE will be executed not later than 30 days after obtaining the requisite majorities. We will publicly announce that we have obtained the requisite majorities within 10 business days of the date on which such requisite majorities or acceptance of consents were obtained. As soon as practicable after the execution of the APE, but in any event not after December 31, 2004, we will file the APE with the reviewing court for its approval. If the minimum required participation in Option A is met and we obtain the support in favor of our APE from holders of at least 95% of our outstanding debt, we reserve the right, in our sole discretion and subject to any additional regulatory approvals that may be required, to pursue an out-of-court restructuring without seeking court approval of the APE.

Option A/B Cash Interest Payment

If the APE is completed in the form we have proposed, on the issuance date, we will pay holders of outstanding debt who elect Option A and Option B, an Option A/B cash interest payment for the period from January 1, 2004 to the issuance date of the notes, accrued at a rate equal to 5.53% for the series A notes denominated in dollars (or 4.83% for euro-, 1.93% for yen- or 3.23% for peso-denominated series A notes) and 9% for the series B notes. We will make the Option A/B cash interest payment in the same currency as the notes issued to the holder. Except for this Option A/B cash interest payment and as a result of the receipt of notes pursuant to the terms of this APE solicitation, representing, in part, the principal face amount adjustment for series A notes described above, holders will not be entitled to receive any accrued interest (including accrued but unpaid interest, penalties and post-default interest rate increases) on their outstanding debt in respect of any period ending on or before the issuance date. We expect the Option A/B cash interest payment will be up to approximately US$114 million, in the aggregate, assuming an issuance date of October 15, 2004.

Option C Cash Interest Payment

If the APE is completed in the form we have proposed, holders who elect Option C will receive, in addition to their cash consideration, an Option C cash interest payment covering the period from January 1, 2004 to the issuance date. This payment will be calculated based on the amount of interest that has accrued on the US$663 million of available cash in Option C from January 1, 2004 until the issuance date, and will be paid at an annual rate equal to the federal funds target rate. We will pay the Option C cash interest payment on the issuance date to holders who elect Option C. Holders who elect or are prorated into Option C will receive their cash consideration in equivalent U.S. dollars.

If the APE is completed in the form we have proposed, any amount of principal, interest, penalties or other amounts that remain unpaid pursuant to the contractual or applicable statutory terms of our outstanding debt will be extinguished as a matter of Argentine law as of the issuance date.

Calculation of Requisite Majorities

For purposes of calculating the requisite majorities required for receiving reviewing court approval of the APE, we intend to convert the outstanding principal amount of outstanding debt denominated in euro, Japanese yen and pesos into U.S. dollars at the exchange rates as described under “Introduction—Procedures for Approving the APE—Calculation of U.S. Dollar Equivalents, on the cut-off date. All calculations and determinations will be made by reference to the U.S. dollar-denominated principal amount resulting from those conversions, notwithstanding that the original currency of issue may strengthen or weaken against the U.S. dollar after that date.

Currency Denomination and Governing Law of the Notes

If you hold outstanding notes denominated in a currency other than U.S. dollars, and you elect to receive series A notes, your letter of transmittal will permit you to elect to receive listed notes in the same currency as your outstanding notes or in U.S. dollars. The series B notes will be denominated in U.S. dollars. The listed notes will be issued pursuant to an indenture governed by New York law.

If you hold outstanding loans or commissions, your letter of transmittal will permit you to elect to receive Series A unlisted notes in the same currency as your outstanding loans or in U.S. dollars. The Series B notes will be denominated in U.S. dollars. The unlisted notes will be issued pursuant to an indenture governed by New York law.

Participating holders of outstanding notes who fail to designate the currency in which they want their listed notes to be denominated, and non-participating holders of outstanding notes, will be deemed to have elected to receive their listed Series A notes in the same currency as their outstanding debt. Participating holders of outstanding loans who fail to designate a currency, and non-participating holders of outstanding loans will be deemed to have elected to have their unlisted Series A notes denominated in the same currency as their outstanding loans.

Voting Outstanding Debt

Holders of outstanding debt must return to the settlement agent a duly executed letter of transmittal setting forth their elections for amounts to be received for their outstanding debt among Option A, Option B and Option C. At the time a holder sends a duly executed letter of transmittal to the settlement agent, holders of outstanding debt will be required to choose among the three consideration options for their outstanding debt with respect to the debt represented by the letter of transmittal. You may elect different choices of options for different portions of your debt by completing a separate letter of transmittal for each portion. We will allocate the proportionate amount of outstanding debt representing principal face amount adjustment among the options you select.

Option A

If you hold non-peso denominated outstanding debt and you elect (or are deemed to elect) or all or a portion of your outstanding debt is allocated into Option A as a result of proration of Option B and/or Option C, you will have the right to receive, upon court approval of the APE, for each 1,058 principal amount of outstanding debt, including principal face amount adjustment, submitted with your consent and allocated in Option A, 1,058 principal amount of series A notes. Consideration amounts for peso-denominated outstanding loans are set forth in the table above.

Option B

If you elect Option B, or all or a portion of your outstanding debt is allocated into Option B as a result of Option C being oversubscribed, you will have the right to receive, upon court approval of the APE, US$1,000 principal amount of series B notes. If you hold euro- or yen- denominated outstanding debt, you will receive 94.5% of the dollar equivalent of principal and principal face amount adjustment on your debt. Consideration amounts for peso-denominated outstanding loans are set forth in the table above.

In addition, if Option C is undersubscribed, holders who elect to receive Option B will have up to 37.5% of their outstanding debt allocated to Option C. This allocation will take place prior to any proration that may be required.

Option C

If you elect or all or a portion of your outstanding debt is allocated into Option C as a result of Option B being oversubscribed, you will have the right to receive, for each 1,058 principal amount of outstanding debt, including principal face amount adjustment, submitted with your consent and accepted in Option C upon court approval of the APE, the cash consideration. This payment will be no more than 850 nor less than 740 per 1,058 principal amount of outstanding debt, together with principal face amount adjustment, submitted, determined pursuant to a “Modified Dutch Auction” process. Consideration amounts for peso-denominated outstanding loans are set forth in the table above.

Allocation of Outstanding Debt Under Option B to Option C

If Option C is undersubscribed, holders who elect to receive Option B will have up to 37.5% of their outstanding debt allocated to Option C. If Option C is undersubscribed, holders who select Option B whose debt is allocated to Option C will be deemed to have selected 850, the highest price within the Modified Dutch Auction range of 740 to 850 per 1,058 principal amount of outstanding debt including principal face amount adjustment, with respect to their outstanding debt that has been allocated into Option C.

Purchase of Notes if Option C Remains Undersubscribed After 37.5% Allocation

If Option C remains undersubscribed after the allocation of outstanding debt under Option B to Option C, then within 45 days of the issuance date, we will apply the cash difference between the US$663 million of cash available under Option C less the U.S. dollar amount that is finally allocated into Option C to purchase notes through Market Purchase or Optional Redemption transactions or a Note Payment (as these terms are defined in “Description of the Notes —Certain Definitions”).

Non-Participating Holders

If the APE is approved by the reviewing court in the form we have proposed, and the other conditions to this solicitation are satisfied or waived, non-participating holders will have their outstanding debt allocated into Option A, or, if the reviewing court decides to allocate consideration in a different manner, to receive the consideration determined by the reviewing court at the time the reviewing court approves the APE, subject only to the overall limit of Option B and Option C. If the reviewing court does decide to allocate consideration in a different manner, we will publish a notice of such decision as set forth in “—Announcements of Extension, Amendment or Termination.”

Modified Dutch Auction

If you elect Option C, you will be able to select a price, within the range of 740 to 850 per 1,058 principal amount, including principal face amount adjustment, at which you would be willing to retire your outstanding debt under this option. If you elect Option C and have not selected a price, your default price will be 740, the lowest end of the range. Any holder who elects to receive Option B whose debt is allocated into Option C will be deemed to have submitted their debt at 850, the highest end of the range. Based on the prices selected (or deemed to be selected) by holders electing (or allocated into) Option C, we will determine the lowest single purchase price that will allow us to purchase an aggregate of the equivalent of up to US$825 million principal face amount of outstanding debt and principal face amount adjustment (calculated using the exchange rates in effect as of the close of business on the FX Reference Date) for up to US$663 million.

All outstanding debt retired under Option C will be purchased at the same purchase price regardless of whether a holder selected a lower price. If Option C is oversubscribed, we will first accept for purchase and payment all outstanding debt from holders who elected Option C at a price below the purchase price. We will then accept for purchase and payment all outstanding debt from holders who elected Option C at the purchase price on a pro rata basis, proportional to the amount of debt held by holders who requested to retire debt under Option C at the purchase price. If Option C is undersubscribed, holders will receive the purchase price. Because any debt allocated from Option B into Option C will be deemed submitted at the highest price, in the event that Option C is undersubscribed the purchase price will be the highest price in the modified dutch auction price range. Option C consideration will be paid in equivalent U.S. dollars.

Modified Dutch Auction Steps

Step 1: Receive Bids and Sort by Price

We will receive all of the bids from participating holders who elect Option C. For any holders who elect Option C and do not submit a bid price, the default price that we will use for your bid for the Modified Dutch Auction is the lowest price, 740. We will then sort the bids by price.

We assume in our example set forth in the table below that we received eight bids from holders of our outstanding debt with prices ranging from 740 to 850. We also assume that one bid was received by us without a price selection and therefore we will use the default price of 740.

Sort Bids by Price

Bid	Bid 1	Bid 2(1)	Bid 3	Bid 4	Bid 5	Bid 6	Bid 7	Bid 8
Bid Price	740.0	740.0	770.0	780.0	790.0	810.0	810.0	850.0
Debt Submitted(2)(3)	120.0	100.0	120.0	140.0	220.0	100.0	125.0	75.0
Cumulative Debt Submitted(3)	120.0	220.0	340.0	480.0	700.0	800.0	925.0	1000.0

(1)	Default price of 740 applies since no price was indicated in bid.
(2)	The debt submitted represents the outstanding principal amount plus principal face amount adjustment.
(3)	All debt amounts are in US$ millions.

If Option C is undersubscribed, we will also include bids up to 37.5% of the outstanding debt plus principal face amount adjustment of holders who elect to receive Option B as part of the Modified Dutch Auction. Any holder who elects to receive Option B and is allocated into Option C will be deemed to have submitted their debt at 850, the highest price, in which case the purchase price will be 850 and all bids will be satisfied in full.

Step 2: Determine the Purchase Price

After we sort the bids by price, we will determine the lowest purchase price that will allow us to restructure an aggregate of the equivalent of up to US$825 million principal face amount of outstanding debt and principal face amount adjustment based on the bids we have received.

In our example, we will be able to retire an aggregate of the equivalent of up to US$825 million principal face amount of outstanding debt and principal face amount adjustment at a purchase price of 810. As demonstrated in the row “Cumulative Debt Submitted,” we will be able to restructure US$700 million by retiring the debt submitted in bids 1 through 5. The equivalent of up to US$125 million outstanding debt and principal face amount adjustment can then be retired by prorating (as described below in Step 4: Proration of Bids Submitted at the Purchase Price) part of bids 6 and 7, both of which were submitted at a purchase price of 810.0.

Step 3: Identify Bids That Will Be Satisfied in Full

After we have determined the lowest purchase price, we will retire outstanding debt submitted at or below the purchase price as follows:

•	all of the outstanding debt submitted at a price below the purchase price will be retired; and

•	outstanding debt submitted at the purchase price will be subject to proration.

Outstanding debt submitted at a price above the purchase price will not be retired, and that debt will be allocated into Option B, until the limit for Option B is met, and then into Option A if Option B is oversubscribed.

In our Modified Dutch Auction example, bids 1 through 5, which were submitted at prices below the purchase price of 810, will be retired in full. Bids 6 and 7, which were submitted at the purchase price of 810, will be retired subject to proration as described below in Step 4. The debt submitted pursuant to Bid 8 will not be retired under Option C.

Step 4: Proration of Bids Submitted at the Purchase Price

After we determine the amount of outstanding debt that we will retire in full from the bids submitted at prices below the purchase price, we will then determine how much debt we can retire from the bids submitted at the purchase price and prorate the remaining amount among the bids submitted at the purchase price.

In our example, the equivalent of US$125 million will be available to be retired after we subtract the equivalent of US$700 million, the amount of outstanding debt that will be retired in full from the bids submitted at prices below the purchase price, from US$825 million, the total amount of debt to be retired. We will then prorate the remaining US$125 million to be retired between the outstanding debt submitted at the purchase price, bids 6 and 7.

Determine Proration Amounts
Total Debt to be Retired			825.0
Less: Debt Offered Below Purchase Price			700.0

Debt Left to be Retired			125.0

Bid Offered at Purchase Price	Debt Submitted(1)	Proration Factor(2)	Debt to be Retired
Bid 6	100.0	55.6%	55.6
Bid 7	125.0	55.6%	69.4
Total	225.0		125.0

(1)	The debt submitted represents the outstanding principal amount plus capitalized amount.
(2)	Represents ratio of total debt to be retired to total debt submitted and subject to proration.

Step 5: Determine Cash to be Paid, Retire Debt and Pay Holders the Purchase Price

Once we have determined the amount of outstanding debt to be retired from among the submitted bids, we will determine the amount of cash that we will need to restructure the debt to be retired at the purchase price. On the issuance date, we will pay the cash consideration at the purchase price and retire the outstanding debt that we have restructured.

In our example, we will need to pay $632 million of cash to retire US$825.0 million of debt.

Determine Cash to be Paid
Bid	Debt Submitted(1)	Debt Retired	Cash Paid
Bid 1	120.0	120.0	91.9
Bid 2	100.0	100.0	76.6
Bid 3	120.0	120.0	91.9
Bid 4	140.0	140.0	107.2
Bid 5	220.0	220.0	168.4
Bid 6	100.0	55.6	42.5
Bid 7	125.0	69.4	53.1
Bid 8	75.0	0.0	0.0
Total	1,000.0	825.0	631.6

(1)	The debt submitted represents the outstanding principal amount plus principal face amount adjustment.

Allocation of Outstanding Debt Under Option B to Option C

If Option C is undersubscribed, holders who elect to receive Option B will have up to 37.5% of their outstanding debt allocated to Option C. For example, if holders of $525 million of our outstanding debt elect to have their outstanding debt restructured under Option C, then US$300 million of the outstanding debt of holders who elected to receive Option B will be allocated to Option C. These holders whose debt is allocated into Option C will be deemed to have selected 850, the highest price within the Modified Dutch Auction range of 740 to 850 per 1,058 principal amount, including principal face amount adjustment, as their bid with respect to the portion of their outstanding debt that has been allocated into Option C from Option B.

In our proration example below,

•	Participating holders elect to retire US$1,836 million of outstanding debt under Option B and US$430 million of outstanding debt under Option C.

•	The limit for Option C is US$825.0 million. Consequently, Option C is undersubscribed by US$395 million.

•	US$395 million of outstanding debt selected under Option B (representing 21.5% of the outstanding debt that selected Option B) is allocated into Option C.

•	After this US$395 million allocation to Option C, Option B remains oversubscribed by US$65 million, requiring proration. As a result, US$65 million of outstanding debt under Option B is allocated to Option A.

Under this example, following the allocation of outstanding debt under Option B to Option C and the proration described below, participating holders who elected Option B will receive, for each US$1,058 principal face amount of outstanding debt plus principal face amount adjustment:

•	US$37.5 of series A notes;

•	US$749.5 of series B notes; and

•	cash consideration of US$182.9.

See “—Proration.”

Proration

The letters of transmittal will require that each holder specify that holder’s option for their outstanding debt. Participation in Option B and Option C will be limited based on the principal face amount of our outstanding debt and principal face amount adjustment that can be retired under each option. The specified limits on Option B and Option C are as follows:

•	up to US$1,376 million principal face amount of our outstanding debt and principal face amount adjustment may be retired under Option B; and

•	up to US$825 million principal face amount of our outstanding debt and principal face amount adjustment may be retired under Option C.

Consequently, if holders of outstanding debt elect to retire outstanding debt under either of these two options in excess of the limit for that option, proration will be required. We will prorate as follows:

•	if you selected Option B and Option B is oversubscribed, we will first allocate the remaining portion of your outstanding debt into Option C until we reach the limit for Option C. Once we have reached the limit for Option C, we will allocate the remaining portion of your outstanding debt into Option A; and

•	if you selected Option C and Option C is oversubscribed, we will allocate the oversubscribed portion of the principal face amount and principal face amount adjustment of the outstanding debt of holders who elected Option C to Option A.

As a result of proration, participating holders may not receive the consideration specified in their letter of transmittal. See “Description of the APE—Cramdown of Non-Participating Holders Upon Court Approval” for a discussion of how non-participating holders will be treated.

Proration Steps

Step 1: Your Election

If you participate in the APE solicitation, you will be asked to designate the consideration you would like to receive pursuant to the APE. You may elect from any of the following options for each 1,058 principal amount of outstanding debt and related principal face amount adjustment:

•	Option A: 1,058 principal amount of series A notes; or

•	Option B: 1,000 principal amount of series B notes (for outstanding debt denominated in dollars) or 94.5% of the dollar equivalent of the principal and principal face amount adjustment on your debt for holders of outstanding debt denominated in euro, pesos or yen. Series B notes will only be denominated in U.S. dollars; or

•	Option C: cash consideration at a price not greater than 850 nor less than 740 per 1,058 principal face amount and related principal face amount adjustment, to be determined pursuant to a “Modified Dutch Auction.”

If you do not participate or designate an option your outstanding debt will be allocated into Option A as described in “Description of the APE—Cramdown of Non-Participating Holders Upon Court Approval.”

Set forth below under “Proration Example” is a table illustrating a hypothetical result of the APE solicitation. In our hypothetical example, we assume that a majority of our creditors representing 95% of our outstanding debt vote in favor of the APE with respect to US$2,566 million principal amount of outstanding debt and related principal face amount adjustment. In this example, we assume that:

•	participating holders representing 11.7% of the outstanding debt held by participating holders (US$300 million of debt) elect Option A;

•	participating holders representing 71.5% of the outstanding debt held by participating holders (US$1,836 million of debt) elect Option B; and

•	participating holders representing 16.8% of the outstanding debt held by participating holders (US$430 million of debt) elect Option C.

Step 2: Allocate Outstanding Debt under Option B to Undersubscribed Option C

If Option C is undersubscribed, holders electing Option B will have up to 37.5% of their outstanding debt allocated into Option C before any proration. In our proration example, Option C is undersubscribed by US$395 million, which represents 21.5% of the outstanding debt that selected Option B. US$395 million of outstanding debt and principal face amount adjustment under Option B is allocated to Option C, as described above under “—Allocation of Outstanding Debt Under Option B to Option C.”

Step 3: Allocation of Election

We will determine the principal amount of outstanding debt and related principal face amount adjustment to allocate to each of Option A, Option B and Option C, based on your election in Step 1.

If the principal amount of outstanding debt and related principal face amount adjustment does not exceed the option limit amount, you will receive your election (unless you elected Option B and Option C is undersubscribed. See “Step 2: Allocate Outstanding Debt under Option B to Undersubscribed Option C.”)

If the principal amount of outstanding debt and related principal face amount adjustment does exceed the option limit amount, you will be subject to proration. See “Step 4: Proration of Your Election.”

The elections will determine the capacity remaining in each option for allocation. Capacity will be determined by subtracting the principal amount of outstanding debt and related principal face amount adjustment allocated in the elections from the option limit amount.

In our proration example,

•	Option A is unlimited. US$300 million principal amount of outstanding debt and related principal face amount adjustment is allocated into Option A. All participating holders who selected Option A as their choice receive Option A.

•	The limit for Option B is US$1,376.0 million. Of the US$1,836 million of outstanding debt electing Option B, US$395 million is allocated to Option C since Option C was undersubscribed by this amount, leaving Option B oversubscribed by US$65 million of outstanding debt to be restructured. As a result, participating holders who selected Option B will be subject to proration.

•	The limit for Option C is US$825.0 million. Holders of US$430 million principal amount of outstanding debt and related principal face amount adjustment elect Option C, and an additional US$395 million of outstanding debt is allocated to Option C from Option B, so that we reach the Option C limit of US$825.0 million of outstanding debt to be restructured.

Step 4: Proration of Your Election

If you select Option B or Option C as your option, and the principal amount of outstanding debt and related principal face amount adjustment elected under your option exceeds the option limit amount, you will receive your pro rata share of your election.

In our proration example, Option B is oversubscribed by US$65 million, or approximately 5%, after US$395 million is allocated into Option C. All participating holders who selected Option B will be subject to proration with respect to 5% (after the US$395 million allocation into Option C) of their outstanding debt and related principal face amount adjustment submitted in the APE.

Step 5: Allocation of Holders Who Elected Option B and Option C

We will allocate the principal amount of outstanding debt and related principal face amount adjustment in excess of your pro rata share as follows:

If you selected Option B and Option B is oversubscribed, we will first allocate the remaining portion of your outstanding debt into Option C until we reach the limit for Option C. Once we have reached the limit for Option C, we will allocate the remaining portion of your outstanding debt into Option A.

If you selected Option C and Option C is oversubscribed, we will allocate the oversubscribed portion of the principal face amount and principal face amount adjustment of your outstanding debt into Option A.

In our proration example, Option B is oversubscribed by US$65 million and Option C is fully subscribed. US$65 million of outstanding debt and related principal face amount adjustment to be retired will be allocated entirely into Option A.

Step 6: Allocation of Non-Participating Holders

If you did not participate in Step 1 or you did not designate an option in Step 1, you will be deemed to have elected to have the principal amount of your outstanding debt and related principal face amount adjustment allocated into Option A. However, the reviewing court may require us to allocate and/or prorate the consideration to be provided to non-participating holders in a different manner, in which case non-participating holders, participating holders and Telecom will be bound by the decision of the reviewing court.

In our proration example, US$135 million of outstanding debt of non-participating holders is allocated into Option A.

Proration Example

In our proration example, after prorating participating holders and allocating non-participating holders into Option A, the final allocations result in US$500.0 million of outstanding debt to be retired under Option A, in US$1,376.0 million of outstanding debt to be retired under Option B and US$825.0 million of outstanding debt to be retired under Option C. As a result, based on this proration example, 18.5% of our outstanding debt would be retired under Option A, 51% of our outstanding debt would be retired under Option B and 30.5% of our outstanding debt would be retired under Option C.

However, the final allocations remain subject to the approval of the reviewing court, which may require that holders receive notes and/or cash consideration in a manner different from the proration structure we have contemplated in our APE.

	Option A	Option B	Option C
	(in US$ Millions)
Option Limit on Outstanding Debt to be Retired	2,701.0	1,376.0	825.0

Elections by Participating Holders	300	1,836	430
Allocation of Outstanding Debt Under Option B to undersubscribed Option C	—	(395)	395
Proration of Participating Holders	65	(65)	—

Allocation of Participating Holders	365	1,376.0	825.0

Allocation of Non-Participating Holders into Option A	135	0.0	0.0

Final Allocation of Holders of Outstanding Debt	500.0	1,376.0	825.0

Final Percentage of Outstanding Debt to be Retired	18.5%	51.0%	30.5%

Exchange of Outstanding Debt to be Restructured

On the issuance date, immediately prior to the cancellation of the outstanding debt, we will instruct the settlement agent to, at the request of holders of outstanding debt who have elected Option B, exchange all or a portion of the outstanding loans or outstanding notes to be restructured. Upon the request of a participating holder of outstanding loans or outstanding notes who has elected Option B, we will instruct the settlement agent to exchange all or a portion of the holder’s outstanding loans or outstanding notes to be restructured under Option B (or, in the event of proration into Option A, under Option A) for an equal amount of outstanding notes or outstanding loans held by other holders that would otherwise be retired under Option C. In this exchange, holders of outstanding loans requesting an exchange would receive outstanding notes and holders of outstanding notes requesting exchange would receive outstanding loans. This exchange will be subject to availability based on the amount of outstanding notes and outstanding loans to be retired under Option C, to proration among holders requesting such an exchange, and to timely delivery of any documentation required by the settlement agent relating to the exchange. Accordingly, there can be no assurance that any holder requesting exchange will have their request fulfilled in whole or in part.

Holders of outstanding notes who have selected or have been allocated into Option C will be deemed to have agreed to permit the settlement agent to exchange their outstanding notes to be retired under Option C for outstanding loans held by other holders that elected Option B immediately prior to cancellation thereof. This exchange will not affect the amount of consideration pursuant to the APE solicitation that those holders of outstanding notes who have selected or have been allocated into Option C would have otherwise received in the absence of such exchange.

Under this exchange of outstanding debt under Option C, holders will receive the same amount of consideration (in the same currency) pursuant to the APE solicitation that they would have otherwise received in the absence of this exchange. This exchange may impact the form of consideration that consenting holders to the exchange receive pursuant to the APE, because holders of outstanding loans who select Option B and agree to the exchange may receive listed notes instead of the unlisted notes that they otherwise would have received, and holders of outstanding notes who select Option B and agree to the exchange may receive unlisted notes instead of the listed notes that they otherwise would have received.

The outstanding loans to be exchanged for outstanding notes pursuant to the exchange must be effectively assigned to the holders of outstanding notes participating in Option C. In order to effect the exchange request of a holder of an outstanding loan, the settlement agent and Telecom must receive from the holder of an outstanding loan an executed copy of an irrevocable assignment letter to be provided by the settlement agent, not later than eight business days following the receipt by the holder of the irrevocable assignment letter, and Telecom must receive a notice of such assignment from the holder of an outstanding loan within eight business days of the holder’s receipt of the assignment letter. Failure to timely deliver an assignment will result in denial of the requested exchange. Any documentation delivered by the holder of an outstanding loan must be duly notarized and, if executed outside of Argentina, either apostilled, in accordance with The Hague Convention, or consularized by an Argentine Consulate. Such assignment will be conditioned on the issuance of the notes. As a result, if the issuance of the notes does not occur, the assignment of the outstanding loans will be terminated.

Issuance Date

We expect the issuance date to occur as soon as practicable, but within 90 consecutive days of either receiving reviewing court approval or of any other deadline imposed by the reviewing court if the reviewing court decides that non-participating creditors can elect any options within a specific deadline.

On the issuance date we expect to issue the notes and pay the Option A/B cash interest payment to be paid pursuant to the APE to holders who receive Option A and Option B, and pay the Option C cash consideration and the Option C cash interest payment to be paid to holders who receive Option C. We will make an Option A/B cash interest payment under Option A and Option B in an amount equal to nominal interest accrued on the aggregate principal face amount of the series A notes and series B notes from January 1, 2004 through the issuance date, at a rate of 5.53% for series A notes denominated in dollars (or 4.83% for euro-, 1.93% for yen- or 3.23% for peso-denominated series A notes) and 9% for the series B notes. We will pay the Option A/B cash interest payment in the same currency as the notes issued to the holder. We will pay the Option C cash interest payment covering the period from January 1, 2004 to the issuance date in U.S. dollars, at an annual rate equal to the federal funds target rate. Upon the delivery, or the making available, of the notes to holders who elect Option A and Option B, cash consideration to holders who elect Option C and the cash interest payments in accordance with the terms set forth in the APE, the restructuring plan approved in the APE will be deemed to have been complied with fully and all obligations thereunder discharged fully, provided that we obtain a resolution of compliance under Section 59 of the Argentine Bankruptcy Law. In the event that the issuance date does not occur prior to October 15, 2004, any amortization payments scheduled to become due prior to the issuance date will be paid on the issuance date.

Exchanges After the Issuance Date

We will permit participating holders of notes to receive new loans in exchange for all, but not a portion of, the notes issued to them pursuant to the APE, within 60 days after the issuance date, provided that such holders provide us with satisfactory documentation (including an opinion of counsel) evidencing that under the laws of the jurisdiction of organization of such holder or, in the case of a natural person, the jurisdiction of residence, or under the by laws, articles of incorporation or any other organizational documents of such holder, holding or beneficially owning our notes would not be permitted, or would violate such laws or organizational documents. In order to be eligible for such exchange, the documentation must demonstrate that the restriction against holding or beneficially owning notes of Telecom has been in effect no later than January 2002.

At the request of one or more participating holders who receive notes pursuant to the APE, we will allow these holders to elect to receive new loans within 60 days after the issuance date, provided that, in our reasonable judgment (taking into consideration the tax status of the holder), this will not trigger unfavorable tax consequences for Telecom. Telecom will only accept requests to receive new loans from participating holders that either selected this option in their letter of transmittal or in connection with their commitment to sign the APE directly.

Extensions; Amendments; Termination

For purposes of this APE solicitation, the term “expiration date” means 3:00 p.m., New York City time, 4:00 p.m., Buenos Aires time, on July 21, 2004, subject to our right to extend that time and date in our sole discretion, but not later than December 31, 2004, subject to applicable law, in which case the expiration date will mean the latest time and date to which the expiration date is extended. During any extension, all the outstanding debt previously submitted, and the consents relating to that debt, but not later than December 31, 2004, will remain subject to this APE solicitation and may be accepted pursuant to this APE solicitation by us, and all of the powers of attorney previously granted and all the commitments to sign the APE directly will remain valid. We will announce any extension of the expiration date no later than 9:00 a.m., New York City time, 10:00 a.m., Buenos Aires time, on the business day after the previously scheduled expiration date and will publish a notice of such extension as set forth in “—Announcements of Extension, Amendment or Termination.”

We expressly reserve the right, at any time or from time to time, in our sole discretion, subject to applicable law, to:

(a)	delay the acceptance of any outstanding debt submitted in connection with this APE solicitation;

(b)	extend the expiration date for this APE solicitation, but in any event not later than December 31, 2004, and retain all the outstanding debt that, at the time of the extension, has been submitted;

(c)	terminate this APE solicitation as provided under the conditions to this APE solicitation and as permitted under applicable law;

(d)	refuse to accept submitted outstanding debt and return any or all outstanding debt that has been submitted to us if certain formalities have not been met to our satisfaction;

(e)	waive any condition to this APE solicitation, except as provided herein, and accept all outstanding debt previously submitted;

(f)	amend this APE solicitation in respect of the outstanding debt, by giving oral notice, promptly confirmed in writing, or written notice of this amendment to the solicitation agent; or

(g)	accept all properly submitted outstanding debt.

Any change in the consideration offered under any option to holders of outstanding debt pursuant to this APE solicitation will be paid to all holders whose outstanding debt is acquired pursuant to that option, including those who previously submitted their outstanding debt pursuant to this APE solicitation. There can be no assurance that we will exercise our right to extend, terminate or amend this APE solicitation. We do not intend to change the consideration currently offered. If we make a material change in the terms of this APE solicitation or the information concerning this APE solicitation or waive a material condition of this APE solicitation, we will disseminate additional materials relating to this APE solicitation and extend this APE solicitation accordingly. We will also publish a notice of any such extension, material change or waiver of a material condition as set forth in “—Announcements of Extension, Amendment or Termination.” In addition, if we amend the terms and conditions of this APE solicitation in a manner that is materially adverse to holders of our outstanding debt, these holders will have the right to revoke their consents as described below under “— Revocation.” In addition, we may extend this APE solicitation for any other reason we deem to be appropriate.

We expressly reserve the right, in our reasonable discretion, to terminate or withdraw this APE solicitation if any of the conditions set forth in clauses under “—Conditions to the APE Solicitation” have not been satisfied or waived by us. If this APE solicitation is terminated, withdrawn or otherwise not completed, we will not consummate the APE and the consideration that you would have received upon court approval will not be paid or become payable to you, even if you have submitted validly your outstanding debt and/or delivered powers of attorney or if holders of outstanding loans, committed to sign the APE directly in connection with this APE solicitation. Any outstanding debt you have submitted will be returned promptly to you at our expense following the termination of the APE solicitation.

Announcements of Extension, Amendment or Termination

We will announce promptly any extension, amendment or termination of this APE solicitation by publishing notices in compliance with the regulations of the CNV, CONSOB, or through such other means of announcement as we deem to be appropriate. It will, in all cases, be sufficient means of announcement to provide notice to the trustee for the outstanding notes, the settlement agent, Euroclear and Clearstream, Luxembourg, and the notice will be posted on our website and published in newspapers of general circulation in Luxembourg and Argentina, including the Luxemburger Wort and in the Bulletin of the Buenos Aires Stock Exchange.

Once Submitted, Outstanding Notes Cannot Be Transferred

Giving instructions to submit outstanding notes and grant an authorization will affect a beneficial owner’s right to sell or transfer its outstanding notes. The submission of outstanding notes will be accomplished through blocking instructions provided to Euroclear, Clearstream Luxembourg or DTC. As a result, holders of outstanding notes will not be able to transfer their outstanding notes once submitted unless the APE is terminated in which case your right to trade your outstanding notes will be restored promptly after the termination date. On the termination date, Telecom will instruct the settlement agent to authorize DTC, Euroclear and Clearstream, Luxembourg to unblock the outstanding notes for trading.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Outstanding Debt

Upon the submission of the letter of transmittal as to any outstanding debt, a holder and the beneficial owner of the outstanding debt on behalf of which the holder has submitted, will be deemed, among other things, and, subject to and effective upon in the case of (a), (b) and (c) below, Telecom making available the consideration pursuant to the Options, to:

(a)	irrevocably transfer to us or the settlement agent upon our order or the order of the settlement agent, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, all outstanding debt submitted thereby, and thereafter it will have no contractual or other rights or claims in law or equity against us, the solicitation agents or any fiduciary, trustee, fiscal agent or other person connected with the outstanding debt arising under, from or in connection with the outstanding debt, except for the circumstances contemplated in the APE and except for return of the outstanding debt if the APE is terminated;

(b)	waive any and all rights with respect to the outstanding debt submitted thereby, including, without limitation, any and all rights to payment, any existing, past or continuing defaults and their consequences in respect of the outstanding debt;

(c)	release and discharge us, our directors, officers, members of the Supervisory Committee, shareholders, affiliates and any trustee or agent thereof from any and all claims the holder may have, now or in the future, arising out of or related to the outstanding debt submitted thereby, including, without limitation, any claims that the holder is entitled to receive additional principal or interest payments with respect to the outstanding debt submitted thereby, other than as expressly provided in this solicitation statement, the APE agreement and the letter of transmittal, or to participate in any redemption or defeasance of the outstanding notes submitted thereby;

(d)	in the case of holders of the outstanding notes and holders of outstanding loans that did not commit to sign the APE directly, grant a power of attorney to the settlement agent authorizing the settlement agent to (1) execute on the registered holder’s behalf the APE and any ancillary documents that may be required to effect the transactions contemplated in connection therewith, (2) attend on its behalf any meeting of holders of outstanding notes that may be required to confirm its acceptance of the APE solicitation and the APE and/or to give effect to the APE, (3) agree to any ministerial or de minimis amendment of the APE that may be required to confirm the APE or to effect the transactions contemplated therein and (4) take any other actions as may be necessary to formalize the votes in such meetings and (5) assign any outstanding debt to us, if required; and

(e)	grant to the settlement agent the power to confirm delivery of the notes, cash consideration and cash interest payments.

In addition, the holder of outstanding debt will be deemed to acknowledge, represent, warrant and agree that:

(a)	(1) all transactions undertaken by us and the settlement agent to effect the restructuring of our outstanding debt, including this APE solicitation, will have been effected in compliance with all applicable laws and in a manner consistent with the statutory rights of all holders of outstanding debt to be treated equally and ratably and (2) it hereby waives any rights that it may have pursuant to Argentine law or the governing laws of the outstanding debt submitted to bring an action to challenge the legality or validity of any payments made in the tender offer we completed in June 2003 or those made pursuant to this APE solicitation and/or made pursuant to court orders or to bring any action against any of Telecom’s directors or officers in connection with these payments and agrees that that waiver will survive any termination of the APE to the extent the APE is terminated upon compliance by Telecom with all of its obligations under the APE pursuant to a ruling of compliance under Section 59 of the Argentine Bankruptcy Law;

(b)	it has received and reviewed this solicitation statement;

(c)	it is the owner of, or a duly authorized representative of one or more beneficial owners of, the outstanding debt submitted thereby and it has full power and authority to execute the letter of transmittal, and has full power and authority to execute the APE with respect to all the outstanding debt submitted and to tender, sell, assign and/or transfer the outstanding debt submitted thereby;

(d)	the outstanding debt being submitted thereby was owned as of the date of the grant of the powers of attorney or of the commitment to sign the APE directly by holders of outstanding loans, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and acknowledges that we will acquire good, indefeasible and unencumbered title to the outstanding debt, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, if and when we accept the same, and makes available the corresponding consideration pursuant to the options, except for the circumstances contemplated in the APE;

(e)	it will not sell, pledge, hypothecate or otherwise encumber or transfer any outstanding debt submitted thereby and will not grant to any person any proxy or other right to vote such debt from the date of the letter of transmittal until any termination of the APE Solicitation or termination of the APE and any purported sale, pledge, hypothecation or other encumbrance or transfer or grant of proxy or voting right will be void and of no effect;

(f)	(1) none of us, the settlement agent, the information agent, the solicitation agents nor any person acting on behalf of any of the foregoing, has made any statement, representation or warranty, express or implied, to it with respect to us, this APE solicitation or the offer or delivery of the notes, cash consideration and cash interest payments, other than the information included in this solicitation statement, and (2) any information it desires concerning us, this APE solicitation and the notes, cash consideration and cash interest payments or any other matter relevant to its decision to accept this APE solicitation, including a copy of this solicitation statement, is or has been made available to it;

(g)	in evaluating this APE solicitation and in making its decision whether to participate therein by submitting a letter of transmittal and submitting its outstanding debt, the holder has made its own independent appraisal of the matters referred to herein and in any related communications and is not relying on (1) any statement, representation or warranty, express or implied, made to the holder by us or the solicitation agents or the settlement agent other than those contained in this solicitation statement, as supplemented prior to the expiration date, or (2) any investigation that the solicitation agents or any of their affiliates or any person acting on any of their behalf may have made with respect to the notes, cash consideration and cash interest payments or us;

(h)	the execution and delivery of the letter of transmittal will constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions set out or referred to in this solicitation statement;

(i)	unless such holder is a holder of outstanding loans and has committed to sign the APE directly, the submission of the letter of transmittal to the settlement agent will, subject to the terms and conditions of this APE solicitation generally, constitute the irrevocable appointment of the settlement agent as its attorney-in-fact and agent, and an irrevocable instruction to the settlement agent to complete and execute all or any forms of transfer and other documents deemed to be necessary in the opinion of the settlement agent in relation to the outstanding debt submitted thereby in our favor or in the favor of any other person or persons as we may direct and to deliver these forms of transfer and other documents in the settlement agent’s opinion and/or the certificates and other documents of title relating to the outstanding debt’s registration and to execute all the other documents and to do all the other acts and things as, in the opinion of the attorney-in-fact or agent, may be necessary or expedient for the purpose of, or in connection with, the acceptance of this APE solicitation and to vest in us or our nominees the outstanding debt;

(j)	the terms and conditions of this APE solicitation and the APE attached hereto will be deemed to be incorporated in, and form a part of, the letter of transmittal, which will be read and construed accordingly;

(k)	the settlement agent is acting solely in its capacity as attorney-in-fact in order to execute the APE on behalf of the holder or the beneficial owner. The settlement agent does not assume any obligation or relationship of agency or trust, for or with the holder or the beneficial owner, and the settlement agent shall have no duties or obligations other than those specifically set forth in this solicitation statement and the letter of transmittal;

(l)	we and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations, warranties and agreements, and that if any of the acknowledgements, representations, warranties and agreements deemed to have been made by it by its acquisition of the notes, cash consideration and cash interest payments are no longer accurate, it will promptly notify us;

(m)	in acting as attorney-in-fact in order to execute the APE on behalf of the holder or the beneficial owner that grants a power of attorney, on the terms set forth in the solicitation statement and in the letter of transmittal, the settlement agent shall be entitled to all of the rights, immunities, benefits and protections afforded to the settlement agent under the settlement agent agreement dated June 22, 2004 between us and the settlement agent;

(n)	the settlement agent is irrevocably instructed to, and will only be authorized to, vote in favor of the APE; and

(o)	the execution and delivery of the letter of transmittal will constitute your acceptance to receive your consideration in accordance with any allocation and proration of the oversubscribed options or to otherwise receive your consideration that results from the reviewing court’s decision to “cramdown” non-participating holders.

Further, each holder of outstanding notes, or the beneficial owner of such outstanding notes on behalf of which the holder is receiving the listed notes, who is not a “U.S. Person” as defined pursuant to Rule 902(k)(2) of Regulation S under the Securities Act, will be deemed to acknowledge, represent, warrant and agree to the terms and conditions set forth under “Transfer Restrictions and Jurisdictional Notices.”

Under Rule 902(k)(1) of Regulation S under the Securities Act, U.S. person means (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a U.S. person; (iv) any trust of which any trustee is a U.S. person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (in an individual) resident in the United States; and (viii) any partnership or corporation if: (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) of the Securities Act) who are not natural persons, estates or trusts.

Under Rule 902(k)(2), the following are not “U.S. persons”: (i) any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States; (ii) any estate of which any professional fiduciary acting as executor or administrator is a U.S. person if: (A) an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate; and (B) the estate is governed by foreign law; (iii) any trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person; (iv) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country; (v) any agency or branch of a U.S. person located outside the United States if: (A) the agency or branch operates for valid business reasons; and (B) the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; and (vi) the International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans.

The acknowledgements, representations, warranties and agreements of a holder accepting the APE and submitting outstanding debt will be deemed to be repeated and reconfirmed on and as of each of the expiration date, the date the APE is executed, the date the APE is filed with the reviewing court and the date that the notes, cash consideration and cash interest payments are delivered to holders of outstanding debt. For purposes of this solicitation statement, the “beneficial owner” of any outstanding debt will be any holder that exercises sole investment discretion with respect to that outstanding debt.

Neither the delivery of this solicitation statement nor any acceptance or submission of, or payment for outstanding debt, will under any circumstances create any implication that the information contained in this solicitation statement is correct as of a time subsequent to the date hereof or that there has been no change in the information set forth in this solicitation statement or in any attachments hereto or documents delivered herewith since the date hereof.

Except as otherwise expressly required by applicable law, no representation, warranty or undertaking, express or implied, is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by the solicitation agent or any other dealer as to the accuracy or completeness of the information contained in this solicitation statement or any other information provided by us in connection with this solicitation statement.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this solicitation statement and, if given or made, this information or representation may not be relied upon as having been authorized by us or the solicitation agent. This solicitation statement contains important information that should be read before any decision is made with respect to a vote or grant of a power of attorney, or commitment to sign the APE, with respect to outstanding debt.

This APE solicitation is not being made, notes, cash consideration and cash interest payments to be delivered pursuant to the APE are not being delivered, and tenders of outstanding debt will not be accepted from or on behalf of any holders, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the notes, cash consideration and cash interest payments, blue sky or other laws of that jurisdiction or would require any registration or filing with any regulatory authority.

Procedures for Participating in the APE Solicitation

There are only a few court cases interpreting the law in Argentina regarding procedures involving APE agreements. Under some of these cases, certain courts have considered the execution of a proxy in favor of the settlement agent and the vote cast by the settlement agent sufficient to determine the vote of the creditor. However, certain courts may hold that a special meeting of holders of outstanding notes must be held to cast the vote. We do not intend to hold an actual meeting of holders of the outstanding debt unless we are required to do so by the reviewing court. Please refer to the instructions set forth in the letter of transmittal accompanying this solicitation statement.

How to Participate if You Hold Outstanding Notes

The outstanding notes are issued in global form and held of record by the nominees of Euroclear/Clearstream, Luxembourg or of DTC. In turn, the outstanding notes are recorded on DTC’s books in the names of people who have accounts with DTC, which we refer to as “DTC Participants,” that hold the outstanding notes for beneficial owners.

If your outstanding notes are held through Euroclear or Clearstream, Luxembourg, you must comply with the procedures established by Euroclear or Clearstream, Luxembourg, as applicable, to participate in this APE solicitation. Euroclear and Clearstream, Luxembourg intend to collect from their direct participants (a) instructions to (1) “block” any transfer of outstanding notes for which powers of attorney are being granted until the issuance date and (2) debit their account on or about the date the notes will be delivered to holders of outstanding debt, or as soon as practicable thereafter, in respect of all outstanding notes accepted pursuant to this APE solicitation by us; and (b) irrevocable authorizations to disclose the names of the direct participants and information about the foregoing instructions. Upon the receipt of these instructions, Euroclear and Clearstream, Luxembourg will advise the settlement agent of the principal amount of outstanding notes being submitted and other required information. Euroclear and Clearstream, Luxembourg may impose additional deadlines in order to properly process these instructions. As a part of tendering through Euroclear or Clearstream, Luxembourg, you are required to become aware of any of these deadlines.

Only DTC Participants that have security positions in the outstanding notes in their DTC accounts will be entitled to vote and participate directly in this APE solicitation. If you are a beneficial owner whose outstanding notes are held by a broker, dealer, commercial bank, trust company or other securities intermediary and you wish to participate in this APE solicitation, you should instruct that securities intermediary to vote on your behalf by executing an instruction letter and delivering it to that securities intermediary or by following that securities intermediary’s internal procedures. Instruction letters should be delivered to your securities intermediary well in advance of the expiration date if you are a beneficial owner and wish to participate in this APE solicitation because your securities intermediary may be required to deliver a signed letter of transmittal to the settlement agent and have that letter of transmittal notarized and if executed outside of Argentina, either apostilled, in accordance with The Hague Convention, or consularized by an Argentine Consulate, prior to the expiration date in order to validly tender your outstanding notes. We will not be responsible if you or your securities intermediary fails to meet any delivery deadlines.

If you are a DTC Participant that holds outstanding notes, the settlement agent and DTC have confirmed that this APE solicitation is eligible for ATOP. Accordingly, DTC Participants must electronically transmit their acceptance of this APE solicitation in accordance with DTC’s ATOP procedures for this transfer. DTC will then send an Agent’s Message to the settlement agent.

In addition, if you hold outstanding notes through Euroclear or Clearstream, Luxembourg, or are a DTC Participant, you must sign a letter of transmittal, have that letter of transmittal notarized and if executed outside of Argentina, either apostilled, in accordance with The Hague Convention, or consularized by an Argentine Consulate, and deliver that letter of transmittal to the settlement agent prior to the expiration date. If you fail to deliver the letter of transmittal, you will not be eligible to participate in this APE solicitation.

Holders of outstanding notes may contact the Luxembourg agent for assistance in complying with the procedures outlined above.

The Company may, in its sole discretion, permit holders of outstanding notes who also hold outstanding loans amounting to an aggregate principal amount of the Company’s outstanding debt of at least US$200 million, to commit to sign the APE directly by entering into a support agreement with the Company instead of granting a power of attorney to the settlement agent to execute the APE on their behalf.

How to Participate if You are a Registered Holder of Outstanding Loans

If you hold outstanding loans and/or commissions, you must deliver a duly executed letter of transmittal, notarized and if executed outside of Argentina, either apostilled, in accordance with The Hague Convention, or consularized by an Argentine Consulate, relating to your outstanding loans and/or commissions to the settlement agent and contact the information agent and settlement agent for further instructions as to how to complete your vote and election among the options with respect to your outstanding loans and/or commissions prior to the expiration date. Delivery of a properly executed letter of transmittal and a grant of a power of attorney, or commitment to sign the APE, with respect to outstanding loans and/or commissions are required in order to participate in this APE solicitation. If you hold outstanding loans and/or commissions and agree to participate in this APE solicitation, we will require that you grant the settlement agent a power of attorney to execute the APE on your behalf or that you commit to sign the APE directly.

Validity, Form and Eligibility of Letters of Transmittal

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of letters of transmittal, election forms in connection with commitments to execute the APE directly and revocations of letters of transmittal will be resolved by Telecom, whose determinations will be binding. Telecom reserves the right to waive any irregularities in connection with deliveries or completion of letters of transmittal and election forms, and whether to permit defects to be cured within such time as Telecom determines. None of Telecom, Telecom’s affiliates, the information agent, the settlement agent, the solicitation agents or any other person shall have any duty to give notification of any such defects, irregularities or waivers, nor shall any of them incur any liability for failure to give any such notification. Telecom’s reasonable interpretation of the terms and conditions of the APE Solicitation (including the letters of transmittal and this solicitation statement and the instructions thereto and hereto) will be final and binding on all parties. When a letter of transmittal or election form is signed by the holder of the outstanding debt submitted thereby, no endorsements of the outstanding debt or separate instruments of transfer are required unless outstanding debt not accepted by Telecom pursuant to the APE Solicitation is to be issued to a person other than the registered holders, in which case signatures on such instruments of transfer must be guaranteed by a Medallion Signature Guarantor, as defined in the letters of transmittal and election forms.

Delivery of Listed Notes, Cash Consideration and Cash Interest Payments for Outstanding Notes

The listed notes will be accepted for clearance by DTC (in the case of the global notes issued in the APE to holders of Telecom’s currently outstanding Series C notes only), Euroclear and Clearstream, Luxembourg. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, the book- entry records maintained by DTC (in the case of the global notes issued in the APE to holders of Telecom’s currently outstanding Series C notes only), Euroclear or Clearstream, Luxembourg. See “Description of the Notes—Form of Notes; Book-Entry System.” Notes issued, cash consideration and cash interest payments made for outstanding notes following court approval of the APE will be made available at DTC (in the case of the global notes issued in the APE to holders of Telecom’s currently outstanding Series C notes only), Euroclear or Clearstream, Luxembourg account that you specify in the letter of transmittal.

Investors who are not eligible to hold securities through DTC may be required to obtain definitive notes. If you require a definitive note you must contact the settlement agent immediately. See “Description of the Notes—Issuance of Definitive Notes.”

Delivery of Unlisted Notes, Cash Consideration and Cash Interest Payments for Outstanding Loans

Unlisted notes issued for outstanding loans following court approval of the APE will be made available at the address that you specify in the letter of transmittal. Cash consideration and cash interest payments made for outstanding loans will be wired to the account specified in the letter of transmittal.

Any outstanding notes submitted pursuant to this APE solicitation but not accepted will be unblocked without cost to this holder as soon as practicable following the earlier to occur of the expiration date or the date on which this APE solicitation is terminated without any outstanding notes being purchased thereunder. Telecom will instruct the settlement agent to authorize DTC, Euroclear and Clearstream, Luxembourg to unblock the outstanding notes for trading.

Meetings for Holders of Outstanding Notes

As contemplated by our APE solicitation, we do not plan to hold meetings for holders of our outstanding notes to vote in favor of or against the APE unless a meeting is required by the reviewing court to allow holders of outstanding notes to vote for or against approval of the APE. Holders of outstanding notes who wish to vote against the APE must attend and vote at the meeting. Beneficial owners of outstanding notes who wish to attend the meeting and vote against the APE must provide notice to the settlement agent and to us of their intention to attend the meeting. In the event that more than one meeting must be held due to a failure to reach a quorum or otherwise, the process for obtaining approval by the reviewing court could be delayed. Notice of such a meeting will be provided in the same manner as set forth in “—Announcements of Extension, Amendment or Termination.”

Holders of outstanding notes may not vote against the APE if they have submitted their outstanding notes and consented to the APE by granting a power of attorney to the settlement agent by duly executing a letter of transmittal unless the previously submitted outstanding notes and duly executed letter of transmittal and power of attorney contained therein have been properly revoked and they have provided the requisite notice described below. Proper revocation of a power of attorney granted will only be permitted as a result of an APE amendment that is materially adverse to one or more holders. See “—Revocation.”

Guaranteed Delivery

If you wish to submit outstanding notes pursuant to the APE solicitation and cannot submit a duly executed letter of transmittal, notarized and if executed outside of Argentina, apostilled, to the settlement agent by the expiration date, you may nevertheless submit such outstanding notes if all of the following conditions are met:

•	a properly completed and duly executed notice of guaranteed delivery in the form provided by Telecom is received by the settlement agent (as provided below) by the expiration date; and

•	a confirmation of a book-entry transfer of outstanding notes into the book-entry records maintained by Euroclear, Clearstream, Luxembourg (or in the case of the notes issued in the APE to holders of Telecom’s currently outstanding Series C notes only, DTC), together with a properly completed and duly executed letter of transmittal, notarized and, if executed outside of Argentina, apostilled, (or facsimile thereof) together with any required signature guarantee or an Agent’s Message are received by the settlement agent within five business days after the execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the settlement agent.

Revocation

A grant of a power of attorney will be irrevocable except as otherwise provided below. If we amend the terms and conditions of this APE solicitation and the amendment is materially adverse to one or more holders of outstanding debt that have elected to participate in this APE solicitation by granting a power of attorney to consent to the APE and electing among the options, this or these holders shall be entitled to revoke their power of attorney with respect to all, but not less than all, of its outstanding debt by written notice to us and the settlement agent prior to 3:00 p.m., New York City time, 4:00 p.m., Buenos Aires time, on the tenth business day after the date on which notice of this amendment has been provided.

For a revocation of a power of attorney with respect to outstanding debt to be effective, a written or facsimile transmission notice of revocation must be received by the settlement agent during any period in which revocations are allowed at its address set forth on the back cover page of this solicitation statement. Any notice of revocation must (a) specify the name of the direct participant or holder who is revoking the grant of the power of attorney with respect to outstanding debt to be withdrawn, (b) contain a description of the election choice for the outstanding debt to be withdrawn and the aggregate principal amount represented by the outstanding debt and (c) be signed by the holder of that outstanding debt in the same manner as the original signature on the letter of transmittal by which the power of attorney with respect to that outstanding debt was submitted. If the outstanding debt to be withdrawn has been delivered or otherwise identified to the settlement agent, a signed notice of revocation will be effective immediately upon written or facsimile notice of that revocation even if physical release is not effected.

Holders of outstanding loans that elect to participate in this APE solicitation by committing to sign the APE directly with respect to their outstanding loans will not have the right to revoke their commitment, unless we make an amendment to the terms and conditions of this APE solicitation that is materially adverse to one or more holders of outstanding loans that has granted a commitment with respect to the outstanding loans.

Validity

We, in our sole discretion, will determine all questions as to the form of documents and validity, eligibility, including time of receipt and acceptance for payment, and our determination will be final and binding. We reserve the right to reject any and all letters of transmittal and grants of a power of attorney or commitments to sign the APE directly contained therein with respect to outstanding debt that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the right, in our sole discretion, to waive any of the conditions of this APE solicitation contained in clauses (c) through (f) as set forth in “The APE Solicitation—Conditions to the APE Solicitation” or any defect or irregularity in the letter of transmittal or grant of a power of attorney or commitment to sign the APE directly of any particular holder contained therein. Our interpretation of the terms and conditions of this APE solicitation, including the instructions in the letter of transmittal, will be final and binding. None of us, the settlement agent, the solicitation agent, the information agent, the trustee for the outstanding notes or any other person will be under any duty to give notification of any defects or irregularities in any letter of transmittal or grant of a power of attorney or commitment to sign the APE directly contained therein with respect to the outstanding debt of any particular holder, or any notices of revocation or will incur any liability for failure to give any notification.

Conditions to the APE Solicitation

We will terminate this APE solicitation if the minimum required participation in Option A is not met. The minimum required participation in Option A requires that holders of our outstanding debt elect to retire at least the equivalent of US$300 million of outstanding debt and principal face amount adjustment under Option A.

In addition, we will not be required to consummate this APE solicitation, and we may terminate this APE solicitation, at our option, subject to applicable laws and regulatory requirements, withdraw this APE solicitation at any time prior to or concurrently with the expiration of this APE solicitation, as extended for any reason in our sole discretion if any of the following conditions have not been satisfied or, in the case of conditions (c) through (f), waived:

(a)	The settlement agent has received powers of attorney or the commitment of holders of outstanding loans to sign the APE directly from the requisite majorities, in accordance with the terms prescribed by Argentine law to make this agreement enforceable in Argentina for purposes of Chapter VII, Title II of the Argentine Bankruptcy Law. See “Risk Factors—The Argentine Bankruptcy Law does not specify how the requisite majorities should be calculated for purposes of the court approval of the APE” for a discussion of uncertainties related to the calculation of the requisite majorities.

(b)	All governmental and third party approvals necessary in connection with the transactions contemplated hereby, including, without limitation, the Argentine Central Bank’s approval of the cash consideration and cash interest payments, the approval of the issuance and delivery of the notes by Telecom’s shareholders and all approvals of the CNV, the Buenos Aires Stock Exchange, Mercado Abierto Electrónico S.A., the CONSOB, the Bank of Italy, the Luxembourg Stock Exchange, the Commission de Surveillance du Secteur Financier and the SEC necessary for the consummation of this APE solicitation have been obtained and continue to be valid and in full force and effect.

(c)	Subsequent to the commencement of the APE solicitation, no action or event shall have occurred or been threatened (provided that the threat is documented), no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to this APE solicitation or any of the options, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, including, without limitation, any amendment of the Argentine Bankruptcy Law, that either:

(1)	challenges the making of the APE solicitation or any of the options, or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of this APE solicitation, or any of the options; or

(2)	in our judgment, could materially adversely affect the business, economic or financial condition, revenues, income, operations, properties, assets, liabilities or prospects of Telecom and its subsidiaries based on conditions as of the date of this solicitation statement, taken as a whole, or materially impair the contemplated benefits to Telecom of this APE solicitation or any of the options.

(d)	Subsequent to the commencement of the APE solicitation, there shall not have occurred any of the following: (1) any general suspension of or limitation on trading in securities in Argentina, Italy, the United States or other financial markets, including the over-the-counter market, whether or not mandatory, (2) a material impairment in the general trading market for debt securities, (3) a declaration of a banking moratorium in Argentina, Italy, the United States or other major financial markets, whether or not mandatory, (4) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly relating to Argentina, Italy or the United States, (5) any material adverse change in political or economic conditions in Argentina or in securities or financial markets in Argentina, Italy, the United States or other international securities or financial markets generally, (6) a material change in the peso, U.S. dollar, euro or yen currency exchange rates or a general suspension of or material limitation on the markets therefor or (7) in the case of any of the foregoing existing at the time of the commencement of this APE solicitation, a material acceleration or worsening thereof, which, in the case of (1) through (6) could materially adversely affect the business, economic or financial condition or revenues of Telecom and its subsidiaries based on conditions as of the date of this solicitation statement.

(e)	The trustee with respect to the indenture under which the outstanding notes have been issued and the trustee with respect to the indenture under which the notes will be issued shall not have objected in any respect to, or taken any action that could, in our reasonable judgment, adversely affect the consummation of this APE solicitation or any of the options, nor shall the trustee have taken any action that challenges the validity or effectiveness of the procedures we used in making this APE solicitation or any of the options.

(f)	After the publication of the APE solicitation, we shall not have received notice of any regulatory authority that this APE solicitation is in violation of the laws of its jurisdiction.

We reserve the right to amend or modify the APE solicitation, by giving oral notice, promptly confirmed in writing, or written notice of the amendment or modification to the solicitation agents or to extend the expiration date for this APE solicitation, at any time and from time to time, in our sole discretion, subject to applicable law. Notice of the amendment will be published as described in “—Announcements of Extension, Amendment or Termination.”

In addition, the APE agreement may be terminated as described in “Description of the APE—Termination of the APE Agreement” after the execution of the APE and before the reviewing court approval of the APE.

The foregoing conditions, other than clauses (a) and (b) above, are for our sole benefit and may be waived by us in whole or in part in our reasonable discretion. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

We reserve the right, in our sole discretion, if this APE solicitation is not successful, to purchase or make offers to purchase any outstanding notes and outstanding loans that remain outstanding subsequent to the expiration date for this APE solicitation and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions, tender offers, another APE solicitation or otherwise. The terms of any of these purchases or offers could differ from the terms of this APE solicitation. If this APE solicitation is not successful, there is a significant likelihood that we will have to commence reorganization (concurso) proceedings in Argentina. See “Risk Factors—Risks Associated with the APE Solicitation.”

Processing Fee

A processing fee will be paid by Telecom to certain banks and financial institutions for processing consents of outstanding notes accepted where the aggregate principal amount of outstanding notes delivered by the holder of the outstanding note in accordance with the APE is less than or equal to the equivalent of US$100,000 in the relevant currency (calculated based on the exchange rates as indicated under “Introduction—Calculation of U.S. Dollar Equivalents”). The processing fee in respect of outstanding notes properly delivered and accepted by us will be paid to the bank or financial institution (each of whom we refer to as a “processor”), if any, designated by the beneficial owner of those outstanding notes and will be equal to 0.50% of the aggregate principal amount of the outstanding notes in respect of which that designation is made. Notwithstanding the above, no processing fee will exceed the equivalent of US$500,000 (in the relevant currency) for any bank or financial institution and its affiliates, for processing the submissions of outstanding notes. No processing fee will be available to banks or financial institutions for processing or assisting in submissions of outstanding loans.

Retail beneficial owners will be able to nominate processors in the accompanying instruction letter. No processing fee will be paid in respect of any outstanding notes for which no processor is designated.

We will cause the processing fee to be delivered to the settlement agent. The settlement agent will be required to undertake to distribute the processing fee within a reasonable time after the issuance date to the appropriate persons. Neither we nor the solicitation agent will be responsible for distributing the processing fee or for ensuring that the settlement agent makes this distribution. If the information is incomplete or we are unable to verify a processor’s eligibility, then no processing fee will be paid to that processor. Processors must follow the directions in the Letter of Transmittal for registered holders of outstanding notes in order to be eligible for the processing fee. No person in the United States may receive a processing fee unless that person is a member of the National Association of Securities Dealers, Inc. or a bank legally authorized to receive these processing fees.

Other Fees and Expenses

We will bear the expenses of soliciting tenders to this APE solicitation. We are making the principal solicitation by mail. Additional solicitations may be made by telegraph, facsimile transmission, telephone, e-mail or in person by the solicitation agent and the information agent.

Holders of outstanding debt that elect to participate in this APE solicitation will not be required to pay any fee or commission to the solicitation agent. If, however, a participating holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions to those institutions.

For a description of court fees in connection with the APE, see “Description of the APE.”

Information Agent

GSC Proxitalia SpA has been appointed as the global information agent for this APE solicitation. The information agent will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this solicitation statement or the letter of transmittal should be directed to the information agent at its address and telephone number set forth on the back cover page of this solicitation statement. Holders of outstanding debt may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning this APE solicitation.

Solicitation Agents

We have retained Morgan Stanley & Co. Incorporated to act as solicitation agent in connection with this APE solicitation. MBA Banco de Inversiones S.A. will act as solicitation agent in Argentina only. We will pay fees to the solicitation agents for their role as solicitation agents for soliciting powers of attorney to execute the consent to the APE or commitments to sign the APE directly from holders of outstanding debt. In addition, upon the issuance of the notes, we will pay to the solicitation agents a success fee in connection with the restructuring of our outstanding debt. We will also reimburse the solicitation agents for reasonable and documented out-of-pocket expenses, including, but not limited to, the cost of their United States and Argentine counsel. The obligations of the solicitation agents to perform these functions are subject to certain conditions. We have agreed to indemnify the solicitation agents against certain liabilities, including certain liabilities under U.S. federal securities laws. Questions regarding the terms of this APE solicitation may be directed to the information agent or the solicitation agents at their addresses or telephone numbers set forth on the back cover page of this solicitation statement.

Settlement Agent

The Bank of New York has been appointed as the settlement agent for this APE solicitation. We will pay the settlement agent customary fees for its services and will reimburse it for its reasonable and documented out-of-pocket expenses in connection therewith. Letters of transmittal and all correspondence in connection with this APE solicitation should be sent or delivered by each holder of outstanding debt, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the settlement agent at its address or facsimile number set forth on the back cover page of this solicitation statement.

Brokerage Commissions

You are not required to pay any brokerage commissions to the information agent, the settlement agent or the solicitation agents.

Luxembourg Agent

We have retained BNP Paribas Securities Services, Luxembourg Branch, to act as Luxembourg agent with respect to the APE solicitation. For services of the Luxembourg agent, we have agreed to pay reasonable documented and customary fees and to reimburse the Luxembourg agent for its reasonable out-of-pocket expenses in connection with such services. The Luxembourg agent will be able to provide holders of the outstanding notes with certain documents in connection with the APE solicitation and will respond to questions from holders of outstanding notes with respect to the APE solicitation. The Luxemburg agent will also act as settlement agent in Luxembourg. In this capacity, the Luxembourg agent will be able to assist holders of outstanding notes listed on the Luxembourg Stock Exchange in submitting their letters of transmittal to the settlement agent. See “General Information.”

Telecom Personal Restructuring Proposal

Concurrently with our APE solicitation, Telecom Personal expects to conduct an APE solicitation in which it will solicit its existing creditors to grant a power of attorney to execute an APE on their behalf, or commit to execute an APE directly under which Telecom Personal will restructure its outstanding debt, including the equivalent of US$27 million principal amount in intercompany obligations owed to Telecom, by issuing new loans to its existing creditors with new payment terms and by paying cash consideration and making partial cash interest payments. The terms of Telecom Personal’s new loans pursuant to its restructuring are expected to be similar to the terms of Telecom’s unlisted notes pursuant to its APE.

As of December 31, 2003 Telecom Personal had approximately US$599 million unconsolidated outstanding debt. The principal amount of Telecom Personal’s unconsolidated outstanding debt was the equivalent of US$554 million as of December 31, 2003. The principal amount of Telecom Personal’s unconsolidated outstanding debt includes the equivalent of US$27 million principal amount of intercompany debt owed to Telecom and certain commissions payable to certain banks on Telecom Personal’s outstanding loans that are being restructured. In addition, as of December 31, 2003 Telecom Personal had also guaranteed approximately the equivalent of US$42.6 million principal face amount of financial indebtedness of Núcleo, which is not included in Telecom Personal’s APE solicitation. As of March 31, 2004 the total principal amount of Telecom Personal’s debt was US$564 million. As of March 31, 2004, Telecom Personal’s unconsolidated outstanding debt was US$617 million (including the U.S. dollar equivalent, in the case of debt denominated in other currencies, of US$27 million principal amount in intercompany obligations) and its consolidated outstanding debt was US$690 million (including the U.S. dollar equivalent, in the case of debt denominated in other currencies, of US$27 million principal amount in intercompany obligations), including accrued but unpaid interest, penalties and post-default interest rate increases.

If Telecom Personal’s APE solicitation is completed in the form that it has proposed, Telecom Personal will make available to each of its existing creditors, subject to proration and the other terms and conditions of its APE solicitation for each 1,063 principal amount of outstanding debt (including principal face amount adjustment of 63):

•	Option A – to creditors who select Telecom Personal’s Option A, 1,063 principal amount of Series A loans due 2014. The Series A loans are expected to bear interest at 5.53% from 2004 through October 15, 2008, and at 8.0% thereafter; or

•	Option B – to creditors who select Telecom Personal’s Option B, 1,000 principal amount of Series B debt instruments due 2011. The Series B debt instruments are expected to bear interest at 9.0% from 2004 to October 15, 2005, at 10.0% from October 16, 2005 through October 15, 2008 and at 11.0% thereafter. The interest for the period from January 1, 2004 through the issuance date will be paid in cash; or

•	Option C – to creditors who select Telecom Personal’s Option C, a cash payment at a price not greater than 850 nor less than 740, to be determined pursuant to a Modified Dutch Auction, which means that Telecom Personal will select the single lowest purchase price based on the prices specified by creditors, within the range of 740 to 850 per 1,063 principal face amount of outstanding debt (including principal face amount adjustment of 63), that will enable Telecom Personal to purchase the equivalent amount of outstanding debt at an aggregate purchase price that will result in the equivalent of US$20 million remaining cash balance at Telecom Personal, excluding Núcleo, after payments required pursuant to its APE.

Creditors who select Telecom Personal’s Option B agree that up to 27.5% of their outstanding debt amount may be allocated to Option C.

There will be no limits as to participation in Telecom Personal’s Option A and Telecom Personal’s Option B. A maximum amount of outstanding debt, plus principal face amount adjustment, may be allocated to Telecom Personal’s Option C, such that there will be an equivalent of US$20 million remaining cash balance at Telecom

Personal, excluding Núcleo, after the payments required pursuant to Telecom Personal’s APE. If Option C is undersubscribed, then up to 27.5% of the outstanding debt amount plus principal face amount adjustment of holders who selected Telecom Personal’s Option B will be allocated to Option C.

If Telecom Personal obtains support in favor of its APE from holders of at least 95% of its financial indebtedness, Telecom Personal reserves the right to pursue an out-of-court restructuring without seeking court approval of its APE.

If Telecom Personal’s restructuring is completed through an APE, and court approval of the APE is granted and other conditions are satisfied or waived, non-participating holders of outstanding debt that have not consented to the APE with respect to any portion of their outstanding debt will be deemed to have elected to have their outstanding debt allocated to Option A or, if the reviewing court decides to allocate consideration in a different manner, to receive the consideration determined by the reviewing court at the time the reviewing court approves the APE, subject only to the overall limit of Option C. The elections of participating holders, as well as these deemed elections, may give rise to a need to prorate an oversubscribed option and to allocate the remaining portion of outstanding debt into the undersubscribed options.

Telecom currently intends to participate in Telecom Personal’s restructuring and select Option A with respect to its equivalent of US$27 million outstanding loan to Telecom Personal although this election will be subject to proration.

After completion of the restructuring, if implemented in its proposed form, Telecom Personal expects to have US$422 million of unconsolidated outstanding financial indebtedness, which is expected to consist of Series A loans, with principal maturities of 3.2% in 2005, 5.6% in 2006, 4.8% in 2007, 1.6% in 2008, 0.8% in 2009, and 16.8% in each year from 2010 to maturity in October 2014, bearing interest at 5.53% from issuance until October 15, 2008 and at 8.0% thereafter, and Series B loans with principal maturities of 3.0% in 2006, 5.0% in 2007, 20.0% in 2008, 32.0% in 2009, 30.0% in 2010, and 10.0% in 2011, bearing interest at the annual rate of 9% until October 15, 2005, 10% from October 16, 2005 to October 15, 2008, and 11.0% from October 16, 2008 through maturity in October 2011.

Telecom Personal’s debt instruments are expected to be subject to mandatory prepayment provisions that will require Telecom Personal to prepay the debt instruments with excess cash (as defined in the Telecom Personal debt instruments), subject to requirements regarding Telecom Personal’s minimum cash balance of US$20 million. Telecom Personal will also be subject to covenants that will, among other things, limit Telecom Personal’s ability to incur liens, incur indebtedness (including a leverage ratio of 2.25 to 1), sell assets, engage in transactions with our shareholders and affiliates, make capital expenditures, make restricted payments (including loans and investments), impose payment restrictions affecting restricted subsidiaries, engage in other lines of business or engage in certain mergers. While Telecom Personal’s notes are outstanding, we have agreed to reinvest any cash dividends paid to us by Telecom Personal in additional equity instruments of or capital contributions to Telecom Personal.

Telecom Personal is in the process of discussing its restructuring proposal with representatives of its creditors. Telecom Personal’s negotiations with its creditors are ongoing, and it is possible that the final restructuring plan will contain additional or different terms, including higher levels of indebtedness and/or interest rates than is described herein.

Telecom’s APE is not conditioned upon the completion of the Telecom Personal restructuring; however, Telecom has the right, in its sole discretion, to terminate the APE at any time prior to March 31, 2005 if Telecom Personal has not executed its APE agreement, unless Telecom has already received court approval for the APE. If Telecom Personal has not successfully completed its restructuring by the time that Telecom issues the notes pursuant to its APE, an Event of Default would exist under the notes unless the default is cured within 30 days after the issuance date. Although it is possible that Telecom will proceed with its APE even if the Telecom Personal restructuring is not completed, Telecom believes that it is in the best interests of its creditors (including creditors of Telecom Personal) to complete the restructuring of Telecom Personal at substantially the same time as Telecom completes its APE. Telecom’s present intention is to terminate the APE if the Telecom Personal restructuring is not completed on a substantially concurrent schedule. However, Telecom reserves the right to complete its APE even if Telecom Personal’s restructuring has not been completed.

Telecom Personal’s debt restructuring proposal does not include Telecom Personal’s outstanding guarantee of approximately the equivalent of US$42.6 million principal face amount of financial indebtedness of Núcleo under a single syndicated loan. Núcleo is currently negotiating a restructuring of its financial indebtedness with its creditors. See “Operating and Financial Review and Prospects—Ongoing Restructuring Efforts—Repurchase and Cancellation of Outstanding Indebtedness.” Under the terms of the proposed restructuring, Telecom Personal proposes to make a payment to Núcleo’s creditors under the syndicated loan in the amount of approximately US$4.3 million, or 10% of Telecom Personal’s obligation under the existing guarantee. In exchange for this payment, Telecom Personal will secure the full and unconditional release of the guarantee and will receive a promissory note in the amount of approximately US$4.3 million having substantially the same terms as the restructured syndicated loan agreement. The promissory note will be subordinate in right of payment to the syndicated loan.

If Núcleo is not able to effectively restructure financial indebtedness underlying Telecom Personal’s guarantee prior to the completion of Telecom Personal’s APE solicitation, it is expected that Telecom Personal’s APE solicitation will be amended to include the restructuring of the guarantee (and the underlying indebtedness). In the event that Telecom Personal’s guarantee of Núcleo’s financial indebtedness is included in Telecom Personal’s APE solicitation, the holders of this guarantee are expected to be provided with the following options:

•	they may choose to exercise the guarantee and to submit a claim in an amount equal to the face principal amount of guaranteed debt, in which case they will receive the same consideration provided to the other holders of Telecom Personal’s financial indebtedness.

•	they may choose not to participate in Telecom Personal’s APE solicitation, in which case they will be treated as non-participating holders of Telecom Personal’s financial indebtedness having a claim in an amount equal to the face principal amount of the guaranteed debt and will be allocated the same consideration as other non-participating holders.

Telecom’s goal is to secure a release of this guarantee as well as the underlying indebtedness of Núcleo guaranteed by Telecom Personal (together with interest, penalties and post-default interest rate increases). Negotiations with Núcleo’s creditors are ongoing, and Telecom cannot be certain that its restructuring proposal will be accepted.

DESCRIPTION OF THE APE

This section provides a summary of the structure and means of implementing the APE and the classification and treatment of certain claims against us under the APE. This section is qualified in its entirety by reference to the APE, a form of which is attached as an exhibit to the registration statement.

The statements contained in this solicitation statement include summaries of the provisions contained in the APE and the documents referred to in the APE. The statements contained in this solicitation statement do not purport to be precise or complete statements of all the terms and provisions of the APE or the documents referred to in the APE, and reference is made to the APE and to those documents for the full and complete statements of those terms and provisions.

The APE, a form of which is attached as an exhibit to the registration statement, controls the actual treatment of claims against us that are subject to the APE and will, upon approval, or homologación, by the reviewing court be binding upon holders of those claims against us.

The APE restructures our obligations under the outstanding debt, consistent with the provisions of the Argentine Bankruptcy Law. If the APE is granted court approval and consummated, and subject to any modifications of the terms of the APE by the reviewing court, holders of outstanding debt will, based on their election or deemed election and subject to proration, receive either (a) series A notes, (b) series B notes, (c) an Option C cash payment or (d) a combination of (a), (b) and (c).

The amendments to the Argentine Bankruptcy Law allowing private sector debtors to restructure their unsecured liabilities pursuant to an APE, in its current form, were adopted in May 2002. To our knowledge, there are few judicial interpretations of proceedings involving APE agreements, and Argentine courts may therefore construe the statutory rules applicable to proceedings involving APE agreements in a manner differently than we do. Accordingly, while we have been advised by our Argentine counsel that the APE satisfies the requirements of the Argentine Bankruptcy Law, we cannot assure you that the reviewing court will not challenge one or more aspects of the APE, or that the APE will be granted court approval substantially in the form that we have proposed. Various procedures that we have outlined herein and elsewhere in this solicitation statement with respect to the filing and court approval of the APE are based on the experience of other Argentine companies with the Argentine Bankruptcy Law and Argentine courts prior to the adoption of the APE procedure in the amendments to the Argentine Bankruptcy Law.

Summary of the Proceedings Involving APE Agreements

As described in this solicitation statement, the APE agreement was established to enable debtors that are unable to pay all or part of their unsecured debts as they become due to restructure those obligations in a manner that is binding upon all unsecured creditors of the debtor. An APE binds only creditors of the entity entering into the APE, not creditors of its subsidiaries. Furthermore, a debtor’s secured creditors are also excluded from the APE. Pursuant to Section 73 of the Argentine Bankruptcy Law, together with the remaining sections of the Argentine Bankruptcy Law relating to the APE, which we refer to as the “APE rules,” a debtor must obtain the approval of its restructuring proposal from a majority of its unsecured creditors (based on the total number of creditors as described in this solicitation statement with respect to the level of creditor consent) accounting for at least two-thirds, or any lower percentage that may be required by Argentine law, of its total outstanding unsecured indebtedness (based on the total outstanding amount of principal and accrued but unpaid interest) affected by the restructuring contemplated in its APE and file the agreement evidencing this restructuring proposal with a reviewing court for court approval, in accordance with Chapter VII of Title II of the Argentine Bankruptcy Law.

On December 4, 2003, the Argentine Senate passed a draft law, which we refer to as the “Draft,” which:

•	reduces the requisite majorities in order for a court to approve (homologar) an APE to 51% of the aggregate principal amount of existing unsecured debt;

•	requires, in approving the APE, the court to consider whether the APE is fair for all of the parties involved and that it is not discriminatory against the non-participating creditors; and

•	states that, exclusively for purposes of calculating the requisite majorities, the claims in currencies other than pesos originated prior to the Argentine devaluation (January 6, 2002) will be computed at an exchange rate of US$1= P$1.

If the Draft is approved by the Argentine House of Representatives and subsequently enacted, its provisions may apply to this APE.

In the case of a reorganization (concurso), the Argentine Bankruptcy Law provides that, in the case of negotiable obligations issued in series, such as our outstanding notes, the courts will consider for the purposes of the voting procedure that the votes of all holders of a series of these negotiable obligations that support a reorganization plan will be counted as one vote in favor and whatever amount of principal, and accrued interest, they hold will be added to that of other creditors also supporting the reorganization plan, while the votes of all other holders of these negotiable obligations who have not consented to the reorganization plan will be counted as one vote against, and whatever amount of principal, and accrued interest, they hold will be added to the amount recorded for creditors opposing the reorganization plan. Our Argentine counsel have advised us that we should expect the same principles to apply in determining support for our APE. However, three recent judicial decisions issued by three different Argentine commercial courts determined that the debt held by holders who do not attend the relevant meeting or debt held by holders who abstain from voting in the relevant meeting will not be computed for purposes of calculating the majorities required to grant court approval of the APE. Two of these decisions are currently being appealed. Therefore, we cannot assure you how the reviewing court will compute the majorities required by the Argentine Bankruptcy Law to approve the APE.

To our knowledge, no court in the United States or any other jurisdiction has ruled on whether and under what circumstances a proceeding involving APE agreements would be recognized outside of Argentina. At least one Argentine reorganization (concurso) proceeding has in the past been held to be enforceable in the United States. Accordingly, while we believe an APE may be similarly enforceable, we cannot assure you of this result, particularly since while the APE procedure was established pursuant to the Argentine Bankruptcy Law, a restructuring pursuant to an APE occurs outside of actual bankruptcy, with less involvement by the Argentine courts than in other judicial reorganization proceedings. We may, if we deem it to be necessary, file a petition in the United States pursuant to Section 304 of the United States Bankruptcy Code, requesting that the endorsement of the APE be recognized under United States law and requesting other relief as we may consider appropriate in the circumstances. However, because the APE procedure is a new procedure, we cannot assure you that any relief would be forthcoming pursuant to those proceedings.

Creditors may contest an APE solely on the grounds of (a) misrepresentation by the debtor of its assets or liabilities in the assets and liabilities statement filed with the reviewing court, or (b) failure of the debtor to obtain the support of the requisite majorities. Although the Argentine Bankruptcy Law does not expressly provide so with respect to an APE, case law developed in the context of reorganization (concurso) proceedings suggests that the reviewing court may refuse to approve an APE if it fails to meet certain minimum fairness standards.

Under the APE rules, among other documents, we are required to file along with the APE a list of our assets and liabilities, which we refer to as the “assets and liabilities statement.” The assets and liabilities statement must be certified by an independent public accountant and must be dated as of the cut-off date. We will determine that we have the level of creditor consent to file the APE and request court approval on the basis of this determination by reference to the assets and liabilities statement.

For purposes of the APE, all holders of our outstanding debt will constitute a single category (class).

Effect of the APE on Our Outstanding Debt

We are proposing to restructure only the claims of holders of our outstanding debt, or the “affected claims,” pursuant to our APE. We are current with respect to all of our material liabilities (including our commercial obligations), other than the outstanding debt. We do not intend to seek the consent of holders of commercial obligations to the APE. As a result, we may ask the reviewing court to find that the holders of commercial obligations are deemed to have accepted the APE by virtue of the fact that their claims have not been affected. Alternatively, if the reviewing court requires us to, or, if we determine that it is advisable to, include commercial obligations in the APE, we will request the formal approval of the APE from both holders of commercial obligations and holders of affected claims and we will offer holders of commercial obligations, in full satisfaction, settlement and release of their claims, treatment that leaves unaltered the legal, equitable, and contractual rights to which the holders of those claims are entitled at that time. We reserve the right to pay any holder of a commercial obligation or a preferred claim in full on the date that any commercial obligation or preferred claim becomes due in the ordinary course of our business. Court approval of our APE will be a judicial determination of the discharge and release of all affected claims, except as to claims that are preserved, reinstated or assumed under the terms of the APE or the court approval, if any.

Administrative Claims

We will incur liabilities, which we refer to as the “administrative claims,” related to the cost and expenses of administration of the court proceedings related to the APE and the preservation of our assets incurred after the APE filing date. These claims are entitled to priority under Section 240 of the Argentine Bankruptcy Law. We are entitled to pay each administrative claim in accordance with any applicable reviewing court resolution, the terms of any agreement relating to any administrative claim or on such other less favorable terms as agreed upon with the holder of any administrative claim.

Claims Included in a Proceeding Involving APE Agreements

By giving their consent to the APE for the amount of their outstanding debt, including accrued but unpaid interest, in the manner described under “The APE Solicitation,” holders of claims participating in the APE will be entitled to elect among Option A, Option B and Option C. Upon court approval of the APE and subject to any modification of the terms of the APE by the reviewing court, each participating holder shall receive, in full satisfaction, settlement, release, and discharge of and as payment for its outstanding debt consideration under Option A, Option B, Option C or a combination thereof.

Each participating holder waives any rights that it may have pursuant to Argentine law to (a) challenge the validity of the cash payments contemplated by the restructuring, the tender offer completed in 2003 and/or payments made pursuant to court orders, including the right to claw back, or be subject to acción revocatoria, and (b) bring any action against any of our directors, officers or members of our supervisory committee (the “Supervisory Committee”), or acción de responsabilidad, in connection with or as a result of any of these payments.

Effects of the APE on Our Business and Operations

Our Operations During the Interim Period

We will continue to operate during the interim period in the ordinary course of business. We will not pay any interest on our outstanding debt during the interim period. We expect that cash on hand and cash from operations will be sufficient to allow us, during the interim period, to continue to operate our business as currently operated. We will undertake, in the APE, to be bound by certain restrictions and covenants similar to the terms provided for in the indenture governing the notes. “See “Description of the Notes” for a description of restrictions and covenants that will become applicable on the issuance date.

Treatment of Executory Contracts and Unexpired Leases

We intend to continue to honor all of our obligations under any executory contracts and unexpired leases.

Continued Corporate Existence After Court Approval

We will continue to exist after receiving the approval of the APE by the reviewing court.

Corporate Action Upon Court Approval

As early as practicable, but within 90 consecutive days of either receiving reviewing court approval or of any other deadline imposed by the reviewing court if the reviewing court decides that non-participating creditors can elect any options within a specific deadline, we will execute and deliver the indenture and execute and deliver the notes, cash consideration and cash interest payments, as notified by the settlement agent.

As of the issuance date, on which all of the actions listed in the preceding paragraph shall have been taken, we will be deemed, under the terms of the APE, to have complied in full with the APE, without further act or action under applicable law, regulation, order or rule to the extent the APE is terminated upon compliance by Telecom with all of its obligations under the APE pursuant to a ruling of compliance under Section 59 of the Argentine Bankruptcy Law.

Treatment of Outstanding Debt After Court Approval

Once the notes, cash consideration and cash interest payments are made available to our holders, (a) all outstanding debt will be cancelled and extinguished as a matter of Argentine law and (b) our obligations to holders of our outstanding debt, the trustee of the outstanding notes and any existing agent thereunder and under any agreements or instruments governing this indebtedness will be discharged; provided, however, that the indenture that governs the rights of the holders of outstanding notes will continue in effect solely for the purpose of permitting the trustee thereunder to maintain, as general unsecured commercial claims, any rights it may have for fees, costs, and expenses under that indenture.

Preservation of Rights of Action During the Interim Period

During the interim period, we will retain our rights in respect of, and may, in our discretion, enforce, sue on, settle or compromise, all claims, rights or causes of action, suits and proceedings.

Provisions Governing Submission of Outstanding Debt

Assets and Liabilities Statement and Creditors’ List

Under the APE rules, we are required to file along with the APE and certain other documents (a) the assets and liabilities statement and (b) a detailed list of our creditors, which we refer to as the “creditors list,” in each case as certified by an independent public accountant. We will determine that we have satisfied the level of creditor consent to file the APE and request court approval by reference to the assets and liabilities statement and the creditor list.

No Transfer of Outstanding Debt During the APE Process

Outstanding Notes. Holders of outstanding notes will vote their outstanding notes and agree to participate in the APE in the manner described in “The APE Solicitation—Terms of the APE Solicitation—Overview—Voting Outstanding Debt” and “The APE Solicitation—Procedures for Participating in the APE Solicitation—How to Participate if You Hold Outstanding Notes.”

Outstanding Loans. Registered holders of outstanding loans will vote their outstanding loans and agree to participate in the APE in the manner described in “The APE Solicitation—Terms of the APE Solicitation—Overview—Voting Outstanding Debt” and “The APE Solicitation— Procedures for Participating in the APE Solicitation—How to Participate if You are a Registered Holder of Outstanding Loans.” Registered holders of outstanding loans will agree not to transfer their outstanding debt during the APE process.

Delivery of Notes Issued Pursuant to the APE

Delivery of the Notes

On the issuance date, we will issue and make the notes available for delivery. Issuance and delivery of the notes will be governed by the indenture. In order to evidence to the reviewing court that we have issued and made the notes available for delivery in compliance with the court approval, and thereby close the APE process, we will request that the trustee under the notes indenture issue a certificate as to these issuances and deliveries. See “Description of the Notes—Form of Notes; Book-Entry System—Settlement.”

Delivery of Cash Consideration and Cash Interest Payments

We will pay cash consideration and make the cash interest payments on the issuance date. The reviewing court may require us to confirm that the holders of our outstanding notes and outstanding loans or their intermediaries had received the cash consideration and the cash interest payments.

Withholding and Reporting Requirements

We will comply with all tax withholding and other reporting requirements imposed by any Argentine federal, state or local taxing authority, and all payments will be subject to any of these withholding and reporting requirements.

Set-Off

Pursuant to the Argentine Civil Code, creditors of a company in bankruptcy (quiebra) may only exercise a set-off if the debt subject to the set-off was due and enforceable at the time bankruptcy (quiebra) was declared. Neither the reorganization (concurso) rules nor the APE procedure includes special set-off rules. Despite this lack of specific regulation, Argentine courts apply the bankruptcy (quiebra) set-off rules to reorganization (concurso) proceedings. As the APE procedure is new, we cannot be certain whether the same set-off rules will be applied to the APE procedure. We have been advised by our Argentine counsel, Marval, O’Farrell & Mairal and Estudio Alegria, Buey Fernández, Fissore y Montemerlo S.R.L., however, that those set-off provisions applicable to bankruptcy (quiebra) and reorganization (concurso) proceedings may apply to the APE procedure as well. As a result, holders of outstanding debt may not exercise a set-off with respect to our debts after the filing of the APE if the debt owed by us was not due and enforceable before the APE filing date.

No Notes, Cash Consideration or Cash Interest Payments to be Issued or Paid Pending Court Approval

The notes can be issued, and the cash consideration and cash interest payments can be paid, only after court approval of the APE and certain other conditions are satisfied or waived.

Treatment of Holders of Outstanding Debt Who Do Not Participate in the APE Solicitation

Objections to Approval of the APE

Creditors may contest the APE for ten Argentine court days, commencing from the last public notice, or publicación de edictos, of the filing of the APE. Creditors may contest an APE solely on the following grounds: (a) misrepresentation by the debtor of its assets or liabilities in the assets and liabilities statement filed with the reviewing court or (b) failure of the debtor to obtain the support of the requisite majorities.

If deemed to be necessary or appropriate, the reviewing court may allow opposing creditors to present evidence supporting their claim for a period of ten Argentine court days. Pursuant to the APE rules, the reviewing court must issue a ruling on the claims presented within ten Argentine court days of the expiration of the period for the submission of evidence. Our Argentine counsel have advised us that the reviewing court should reject all objections to the APE and approve, or homologar, the APE if it finds that the following conditions were satisfied: (a) the legal requirements for the APE are met and (b) a majority of the holders of outstanding debt accounting for at least two-thirds, or any lower percentage that may be required by Argentine law, of the aggregate principal amount, including any accrued interest, of outstanding debt have consented to the APE. Although the Argentine Bankruptcy Law does not expressly provide so with respect to an APE, case law developed in the context of reorganization (concurso) proceedings suggest that a reviewing court may refuse to approve an APE if it fails to meet certain minimum fairness standards. In addition, case law indicates that the reviewing court has the power to dismiss a petition for the approval of an APE if it finds that that APE contains abusive or legally fraudulent provisions. Although the timeframes for the submission of evidence and the issuance of a ruling on the objections are mandated by law, given the recent adoption of the APE procedures, Telecom cannot assure you that the reviewing court will complete all procedural steps strictly in accordance with the timeframe contemplated in the Argentine Bankruptcy Law. See “Risk Factors—Risks Associated with the APE Solicitation.”

In addition, we have been advised by our Argentine counsel that Section 60 of the Argentine Bankruptcy Law, which is applicable to reorganization (concurso) proceedings, is also applicable to an APE. This provision of the Argentine Bankruptcy Law allows creditors affected by the APE (holders of affected claims) to file a petition to have an approved APE, or acuerdo homologado, declared null and void. Such a cause of action may be based only on (a) willful misrepresentation in the assets and liabilities statement or (b) the creation of illegitimate preferences in favor of certain creditors, which, in either case, is discovered after the objection period. A petition to declare an APE null and void must be filed within six months of receiving court approval.

If, subsequent to receiving court approval, our APE were to be declared null and void, we would be placed in liquidation. The rights held by our creditors prior to receiving court approval would be reinstated; provided, however, that amounts paid to creditors after receiving court approval in accordance with the terms of the APE would not be clawed back, or revocados, to the extent provided for by Section 62(2) of the Argentine Bankruptcy Law. To the extent that any of our creditors is judged to have participated in the fraud that resulted in the APE being declared null and void, those creditors will lose all of their claims against our estate. Although our Argentine counsel have advised us that they are not aware of any precedent of a court in Buenos Aires declaring null and void a reorganization plan approved in a reorganization (concurso), we cannot assure you that this will not happen with respect to this APE.

“Cramdown” of Non-Participating Holders Upon Court Approval

We will not execute the APE unless a majority of the holders of our outstanding debt holding at least two-thirds, or any lower percentage that may be required by Argentine law, of the aggregate amount of principal and accrued interest of our outstanding debt agree to participate in the APE and we obtain the minimum level of creditors’ consent. Under the Argentine Bankruptcy Law, courts have ruled that creditors opposing a reorganization plan in a reorganization (concurso) cannot be put at a disadvantage in relation to those creditors who agreed to the plan on a voluntary basis.

If the APE is approved by the reviewing court in the form we have proposed, and the other conditions to this solicitation are satisfied or waived, non-participating holders will have their outstanding debt allocated into Option A, or, if the reviewing court decides to allocate consideration in a different manner, to receive the consideration determined by the reviewing court at the time the reviewing court approves the APE, subject only to the overall limit of Option B and Option C. If the reviewing court does decide to allocate consideration in a different manner, we will publish a notice of such decision as set forth in “The APE Solicitation—Announcements of Extension, Amendment or Termination.”

By providing your consent to the APE you are agreeing to receive your consideration in accordance with the allocation and proration of the oversubscribed options, or to otherwise receive your consideration that results from the reviewing court’s decision to “cramdown” the non-participating holders in a different manner than we have contemplated in the APE, subject to overall limits of Options B and C.

Modifications and Amendments to the APE

During the review period and prior to receiving court approval, we can amend the terms and conditions of the APE with the written consent of participating holders that represent the requisite majorities of the outstanding debt. Such an amendment will be reported to the CNV, the Buenos Aires Stock Exchange and CONSOB. Upon receiving court approval, the terms and conditions of the APE may not be amended.

Our Argentine counsel have advised us that the Argentine Bankruptcy Law does not contemplate the modification or the amendment of the APE by the reviewing court in connection with the court approval. However, our Argentine counsel have advised us that in the context of some reorganization (concurso) proceedings, the reviewing court has modified or amended “residual” options contemplated in the proposed restructuring plan in response to judicial challenges by creditors that did not participate in the process. In most of these cases, the modifications or amendments to the plan consisted of changes to the residual proposals that had been established for the non-participating holders so that they received treatment more closely resembling that afforded to participating holders.

We will publish a notice of any such amendment as set forth in “The APE Solicitation—Announcements of Extension, Amendment or Termination.”

Termination of the APE Agreement

Termination of the APE Agreement at Our or the Participating Holders’ Option

Either Telecom or the participating holders representing the Requisite Termination Majorities may terminate the APE agreement, subject to applicable laws and regulatory requirements, if any of the following events (subject in the case of (a) below, to the terminating party providing adequate documentation of such event) shall have occurred after the execution of the APE and before reviewing court approval:

(a)	(i) Any measure shall have been adopted by or come before any governmental agency, authority or administrative or judicial court that has been deemed applicable to the APE or any of the options, or any statute, rule, regulation, judgment, order, stay, decree or injunction shall have occurred, been promulgated, enacted, enforced or deemed applicable to the APE or any of the options, including any amendment to the Argentine Bankruptcy Law; or (ii) (A) any general suspension of, or limitation on, trading in securities in Argentina, Italy, the United States of America or other financial markets, including the over-the-counter market, whether or not mandatory, (B) a material impairment in the trading prices of debt securities in the market in general, (C) a declaration of a banking moratorium in Argentina, Italy, the United States of America or other major financial markets, whether or not mandatory, (D) a commencement of a war or armed hostilities in Argentina, Italy or the United States of America, or other national or international crises related to Argentina, Italy or the United States of America, (E) any material adverse change in the political or economic conditions in Argentina or in securities or financial markets in Argentina, Italy, the United States of America or other international securities or financial markets, (F) a material change in the exchange rates for pesos, dollars, euro, or yen, or a general suspension of, or material limitation affecting the markets in which those currencies are traded; that may, directly or indirectly, (1) prohibit or prevent the consummation of the APE or any of its actions to be undertaken by Telecom on the issuance date or (2) materially adversely affect the business, economic or financial conditions or revenues, profits, activities, assets, liabilities, or the business expectations of Telecom and its subsidiaries (taking into consideration conditions prevailing as of the issuance date) and that may prevent Telecom from complying with the APE Agreement and paying its obligations on the notes.

(b)	The trustee with respect to the indenture under which the outstanding notes have been issued and the trustee with respect to the indenture under which the notes will be issued shall have objected in any respect to, or taken any action that could materially adversely affect the consummation of the APE or any of the options, or the trustee shall have taken any action that challenges the validity or effectiveness of the procedures we used in making the APE or any of the options.

(c)	We shall have received notice of any regulatory authority that the APE is in violation of the laws of its jurisdiction and such violation shall not be curable.

(d)	The reviewing court shall have made any modifications to the terms of the restructuring plan (other than with respect to proration and/or allocations of participating and non-participating holders among the options) that are materially adverse to holders of our outstanding debt.

(e)	Prior to the issuance date, holders comprising the requisite majorities shall cease to be bound to support the APE, or the minimum required participation allocated into Option A would be reduced to less than US$ 300 million.

Termination of the APE Agreement Only at Our Option

We may decide, at our own option, to terminate the APE if Telecom Personal has not consummated its restructuring by March 31, 2005, unless we have already received the court approval for the APE.

Termination of the APE Agreement Only at the Participating Holders’ Option

Participating holders representing the Requisite Termination Majorities may terminate the APE agreement if:

(a)	the APE filing date has not occurred prior to December 31, 2004;

(b)	Telecom has not obtained reviewing court approval:

•	within six months of the APE filing date, if no oppositions to the APE have been filed with the reviewing court; or

•	within 18 months of the APE filing date, if any oppositions to the APE have been filed with the reviewing court;

(c)	any representations and warranties made by the Telecom in the APE Agreement were materially incorrect;

(d)	there shall exist any material breach of any of the covenants agreed to in the APE Agreement;

(e)	there shall have occurred a change of control (as provided for in the Indenture);

(f)	the issuance date shall not have occurred within ninety (90) consecutive days after the later of (a) receiving court approval of the APE or (b) any such deadline that may be imposed by the reviewing court if the reviewing court decides that non-participating creditors can elect any options within a specific deadline; or

(g)	any governmental agency shall have nationalized, expropriated or encumbered all or a substantial part of the assets of Telecom, or any of its subsidiaries or affiliates, or Telecom’s shares, or such governmental agency shall have taken such assets into custody or control, or the business or operations of Telecom, its subsidiaries or affiliates into custody or control, or shall have taken any other action such that Telecom or its officers cannot conduct its business or activities for sixty (60) consecutive days, and that as result of these actions, Telecom’s capacity to comply with the APE Agreement will be materially affected.

Survival Upon Termination of the APE Agreement

The APE provides that the following provisions will survive termination of the APE:

•	the waiver by the participating holders of any rights they may have pursuant to Argentine law or the governing law of the underlying outstanding notes to challenge the legality or the validity of any payments made in the tender offer completed in June 2003 and those made pursuant to this APE solicitation or pursuant to court orders or to bring any action against any of our directors in connection with these payments subject to the termination of the APE as a consequence of the performance of our obligations on the issuance date; and

•	the acknowledgement of the participating holders that we will have fully performed our obligations under the APE after having made available the notes, cash interest payments and/or cash consideration on the issuance date and the waiver of the participating holders of their rights to bring any action for bankruptcy under Section 63 of the Argentine Bankruptcy Law in the event that we fail to comply with the APE, as we will obtain the resolution of compliance under Section 59 of the Argentine Bankruptcy law in order to provide that the restructuring plan approved in the APE will be deemed to have been complied with fully and all obligations thereunder discharged fully.

If we or the participating holders as provided above withdraw from the APE agreement, except for those provisions described above, then

•	the APE will terminate,

•	any settlement or compromise embodied in the APE, including the fixing or limiting to an amount of any claim or category (class) of claims, assumption or rejection of indebtedness affected by the APE, and any document or agreement executed pursuant to the APE, will have no further effect, and

•	nothing contained in the APE, and no acts taken in preparation for approval of the APE application by the reviewing court, will

•	constitute or be deemed to constitute a waiver or release of any claims by or against, or any interests in, us or any other person,

•	prejudice in any manner our rights or those of any other person in any further proceedings involving us,

•	constitute an admission of any sort by us or any other person, or

•	we will instruct the settlement agent to authorize DTC, Euroclear and Clearstream, Luxembourg to unblock the outstanding notes for trading.

Retention of Jurisdiction

The reviewing court will have exclusive jurisdiction under Argentine law over all matters arising out of and relating to the APE under the Argentine Bankruptcy Law. In the event that action is taken to enforce claims against us in the United States, we will consider seeking court protection by filing ancillary proceedings under Section 304 of the United States Bankruptcy Code. See “—Summary of the Proceedings Involving APE Agreements.”

Miscellaneous Provisions

Payment of Court Tax Fees

The Argentine Bankruptcy Law does not specify the amount of the court tax we must pay when we file the APE. The reorganization (concurso) rules set a court tax rate of 0.75% of the sum of all the admitted credits, or créditos verificados, covered by a plan, provided, however, that if the aggregate amount of these claims exceeds P$100 million, the applicable court tax rate for any excess will be 0.25%. We expect to pay this court tax over a period of up to ten years. Under Argentine law, tax authorities can grant entities in reorganization (concurso) payment plans of up to 10 years to pay court taxes.

In the event that court approval is challenged, the APE rules would provide that the fees and expenses of advisors will be regulated by the reviewing court based on the amount and type of work performed.

Successors and Assigns

The rights, benefits and obligations of any entity named or referred to in the APE will be binding upon, and will inure to the benefit of, any heir, successor or assign of that entity. Transfer and assignment of the notes will be subject to the provisions of the indenture.

Discharge

All consideration, including but not limited to the notes, cash consideration and cash interest payments, delivered pursuant to the APE will be in exchange for, and in complete satisfaction, settlement, discharge and release of, all affected claims against and interests in us of any nature whatsoever or against any of our assets or properties. Upon the consummation of all the transactions required to be taken by us on the issuance date, our outstanding debt will be deemed to have been fully paid, discharged, and cancelled. Upon the delivery, or the making available, of the notes to holders who elect Option A and Option B, cash consideration to holders who elect Option C and cash interest payments, in accordance with the terms set forth in the APE, the restructuring plan approved in the APE will be deemed to have been complied with fully and all obligations thereunder discharged fully. We will request the reviewing court to confirm this compliance.

Binding Effect

The APE will be binding upon and inure to our benefit, all present and former holders of affected claims against and interests in us, and their respective successors and assigns, including, but not limited to, all parties in interest in the APE.

Indemnification Obligations

Except as otherwise specifically limited in the APE, any obligations or rights of ours to defend, indemnify, reimburse or limit the liability of our present and former directors, officers, or employees pursuant to our certificate of incorporation, bylaws, policy of providing employee indemnifications, applicable Argentine law, or specific agreement in respect of any claims, demands, suits, causes of action, or proceedings against any directors, officers, or employees based upon any act or omission related to any present and former directors’, officers’, or employees’ service with, for, or on behalf of us prior to the APE filing date, will survive the court approval and remain unaffected thereby, and will not be discharged, irrespective of whether that defense, indemnification, reimbursement, or limitation of liability is owed in connection with an occurrence before or after the date of the court approval.

Term of Injunction or Stays

Upon the filing of the APE and provided that we comply with certain formal requirements set forth under the Argentine Bankruptcy Law, all legal proceedings in respect of the affected claims against us will be stayed. The Argentine Bankruptcy Law does not provide complete rules relating to stays in the context of an APE. Our Argentine counsel have advised us, however, that the rules governing stays in the context of a reorganization (concurso) may also be construed to apply to an APE. As a result, our Argentine counsel have advised us that in a proceeding involving APE agreements:

(a)	other than claims brought by creditors opposing the proceeding involving APE agreements itself, holders of affected claims cannot bring causes of actions based on affected claims acquired prior to the APE filing date;

(b)	any legal proceedings mentioned in clause (a) above that were in progress at the time of the APE filing are stayed; and

(c)	the filing of the APE neither stays nor prevents foreclosure proceedings brought by holders of secured claims.

As to the power of the reviewing court to order the stay of foreclosure proceedings and injunctions, our Argentine counsel have advised us that it is possible to file a petition to vacate or remove injunctions and provisional remedies sought by unsecured creditors, but not those sought by secured creditors.

The impact of an APE solicitation on a pending bankruptcy petition is not clearly defined in the Argentine Bankruptcy Law. Our Argentine counsel have advised us that, in their opinion, the filing of an APE stays any pending bankruptcy proceedings.

Reservation of Rights

If court approval is not granted, or if the APE is granted court approval and the transactions contemplated by the APE are not consummated, the rights of ours and of all other signatories to the APE are and will be reserved in full. Except for those waivers specified in the provisions of the APE that survive the termination of the APE, as described above under “—Termination and Survival,” any concessions or settlements reflected in the APE, if any, are made for purposes of the APE only, and if the APE is not granted court approval, neither us nor any other signatory to the APE will be bound or deemed to be prejudiced by any concession or settlement.

Governing Law

Argentine law will govern all aspects of the APE, including its required form and content, the application and approval process, and the effect of its approval by final judicial order on our outstanding debt. Argentine law will also govern corporate governance matters with respect to us.

The Negotiable Obligations Law will govern the requirements for the notes to qualify as obligaciones negociables, while this law, together with the Argentine Companies law and other applicable Argentine laws and regulations will govern our capacity and corporate authorization to execute and deliver the notes and the public offering of the listed notes in Argentina. All other matters with respect to the notes will be governed by and construed in accordance with the laws of the State of New York, United States.

Procedural Matters

Execution of the APE

The APE filing must be signed by our legal representative or attorney-in-fact, with prior authorization by our Board of Directors. We intend to obtain our shareholders’ approval of the APE promptly after we file the APE. Our Board of Directors’ authorization and shareholders’ ratification will cover both the filing of the APE and the execution of any document relating to the implementation of the transactions contemplated in the APE. Further, Sofora, which holds the majority (54.74%) of our common stock through Nortel, has represented that, if the APE is successfully completed in accordance with its terms and the APE is filed before the reviewing court (or if we decide to pursue an out-of-court restructuring without seeking reviewing court approval), Sofora will take all necessary action within its control to procure that Nortel votes in the relevant shareholders meeting of Telecom to ratify the APE and in favor of the issuance of the notes.

Consents Required for Consummation of the APE

No consent, approval, or filing with, any governmental agency or regulatory body or any court is required for the consummation of the transactions contemplated by the APE except (a) the reviewing court approval, (b) the approvals for the public offer of the notes by the CNV in Argentina, the CONSOB in Italy, the Luxembourg Stock Exchange and the SEC in the United States, (c) the registration to trade each of the listed notes by the Buenos Aires Stock Exchange and the Argentine Electronic Trading Market, (d) the authorization of the Central Bank in connection with the foreign exchange regulations that may be applicable to the APE and (e) our shareholders’ approval in connection with the issuance and delivery of the notes. We will also apply to have the listed notes listed on the Luxembourg Stock Exchange.

The Proceeding Involving Our APE

Once we file the APE with the reviewing court, the reviewing court will commence the proceeding involving our APE. Upon the commencement of the proceeding involving our APE, we must publicly announce this APE solicitation to our creditors through publication, for five Argentine court days, in the Official Gazette, or publicación de edictos, and in a newspaper of major circulation in Argentina and those jurisdictions in which we have business establishments or engage in business operation.

Creditors may contest the APE for a ten Argentine court period following the last publication of the announcement. Creditors may contest an APE solely on the following grounds: (a) misrepresentation by the debtor of its assets or liabilities in the assets and liabilities statement filed with the reviewing court, or (b) failure of the debtor to obtain the support of the requisite majorities. Although the Argentine Bankruptcy Law does not expressly provide so with respect to an APE, case law developed in the context of reorganization (concurso) proceedings suggests the reviewing court may refuse to approve an APE if it fails to meet certain minimum fairness standards. In the event objections are raised, the reviewing court may admit evidence for a period of ten Argentine court days. The reviewing court is then required to rule on the objections raised within the following ten Argentine court days. The ruling of the reviewing court may be appealed. If the appeal is filed by a creditor opposed to the APE, the reviewing court may not stay the court approval pending resolution of the appeal.

Argentine Bankruptcy Law does not specify how the reviewing court should calculate the requisite majorities and it is unclear how this calculation will be performed. Our Argentine counsel has advised us that by analogy to the rules governing a reorganization (concurso), it expects that in order to calculate the majority in number of the holders of our outstanding debt, the reviewing court will likely count the holders of each series of outstanding notes as two creditors, one creditor that supports the APE and one creditor that votes against the APE (assuming at least one member of each series votes for the APE and at least one member of each series votes against the APE). Thus, each series of notes would be deemed to be held by two creditors in the per capita majority. On the assumption that the settlement agent will not receive powers of attorney to execute the consent to the APE, or even responses to this APE solicitation, from all of the holders of our outstanding notes, we expect that the number of noteholders in favor of the APE will be equal to the number of noteholders opposed to the APE. Each of the holders of our outstanding loans will be treated as a separate creditor. The precedent analysis is based on the assumption that the reviewing court will apply the rules of a reorganization (concurso) to the calculation of the requisite majorities and we cannot assure you that this will be the case. If the reviewing court applies other rules to the calculation of the requisite noteholders, the outcome may be different as discussed above under “—”Cramdown of Non-Participating Holders Upon Court Approval.”

Events Likely to Occur Following Court Approval of the APE

Upon our receiving court approval, all holders of outstanding debt will be bound by the terms and conditions of the APE whether or not they have filed independent claims. Upon consummation of the APE, we will file a petition for a ruling declaring that the APE has been performed. For this purpose, we will need to file evidence of the performance of the APE. That evidence would consist of evidence from the trustee under the indenture as to the issuance and delivery of the notes, the cash consideration and cash interest payments.

Court Failure to Approve the APE

Our Argentine counsel have advised us that, if the APE is not granted court approval, it is unlikely that the court will commence bankruptcy proceedings against us because the APE rules do not provide for this. In addition, reorganization (concurso) proceedings against us are available exclusively to the debtor.

If our APE is not granted court approval, there is a substantial likelihood that we will have to commence reorganization (concurso) proceedings. If this petition is made within one year of the dismissal of our APE, there is a possibility that an argument could be made that the reviewing court with which we have filed the APE will reject the filing if there are bankruptcy proceedings against us pending the decision of an Argentine court. If our APE is not granted court approval, we may try another APE solicitation. As in the case of a reorganization (concurso), if this petition is made within one year of the dismissal of our first APE, the reviewing court may require that no bankruptcy proceedings be pending against us at the time of the filing of the second APE. If we decide to commence a reorganization (concurso) proceeding or to file a new APE, the reviewing court that will hear our petition will be the same one that dismissed our first APE.

We will publish a notice as set forth in “The APE Solicitation—Announcements of Extension, Amendment or Termination.” if our APE is not granted court approval.

Anticipated Timeline for the APE

Our Argentine counsel estimate that the period of time from the APE filing date to receiving court approval could last between three and four months if non-participating holders do not file any objections to the APE and between four to five months if objections are filed. In addition, these time periods could be extended in the event that, among others, the reviewing court rejects the objection of a creditor that is opposed to the APE and this rejection is appealed or the court approval is stayed in the case of an appeal of the court approval. However, these time periods are merely estimates. Because there is no precedent of APE approvals that are applicable or comparable to our APE in Argentina, the anticipated timetable for the APE cannot be confirmed or determined with any certainty. We cannot assure you that the APE approval process will proceed expeditiously.

DESCRIPTION OF THE NOTES

The following summary of the material provisions of the notes does not purport to be complete and is subject to and qualified in its entirety by reference to the indenture and the notes. As used in this section, unless otherwise specified, the term “Telecom” refers to Telecom Argentina S.A. on an unconsolidated basis and the term “the Company” refers to Telecom and its Subsidiaries on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings given to them in the indenture. Certain terms are defined as set forth below under “—Certain Definitions.” A copy of the form of indenture will be available for inspection at the offices of Telecom and of the Information Agent during normal business hours until completion of the APE.

General Overview

In connection with the APE, Telecom will issue new notes to holders of its outstanding debt. Holders of outstanding notes will receive notes which will initially be represented by global certificates in fully registered form. We will apply to have such notes listed on the Buenos Aires Stock Exchange or the Mercado Abierto Electrónico S.A. and, with respect to notes denominated in euro, on the Luxembourg Stock Exchange (“listed notes”). Holders of outstanding loans will receive a separate series of notes in registered and certificated form having the same terms as the relevant listed notes, but which will not be listed on any securities exchange (“unlisted notes”).

We refer to the step-up notes due 2014 to be issued by Telecom (whether listed notes or unlisted notes) as the “Series A Notes.” We refer to the step-up notes due 2011 to be issued by Telecom (whether listed notes or unlisted notes) as the “Series B Notes.” We will issue up to two series of listed notes (Series A listed notes and Series B listed notes) and up to two series of unlisted notes (Series A unlisted notes and Series B unlisted notes), and each is referred to as a “series” of notes. We refer to the Series A Notes and the Series B Notes, including, to the extent provided herein, any loan issued in exchange for such notes, as the “notes.”

The Series A Notes may be issued in one or more tranches. The Series A listed notes may be denominated in dollars or euro and the Series A unlisted notes may be denominated in dollars, euro, pesos or yen. Holders of outstanding debt receiving Series A Notes will receive notes denominated in the same currency as the outstanding debt held by them or, at the election of the holder, in dollars. Series B Notes will be issued in dollars. Payments of principal of, and interest on, the notes (including Additional Amounts) will be made in the currency in which such notes are denominated or, in the event that such currency is no longer in circulation, in such funds as may then be customary for the settlement of international transactions in lieu of such currency.

Each series of the notes is to be issued under an indenture dated as of the issuance date between Telecom and The Bank of New York, as trustee, which we refer to as the “indenture.” The notes will be issued by Telecom and Telecom will be liable therefor and obligated to perform all covenants and agreements to be performed by Telecom pursuant to the notes and the indenture, including the obligations to pay principal, interest and Additional Amounts (as defined below), if any. The trustee under the indenture is The Bank of New York (the “Trustee,” which term shall include any successor as Trustee under the indenture). Initially, the Trustee will act as principal paying agent (the “Principal Paying Agent,” together with its successors and assigns and any additional qualified paying agents, collectively, the “Paying Agents”), transfer agent (the “Transfer Agent,” together with its successors and assigns and any additional qualified transfer agents, collectively, the “Transfer Agents”) and registrar (the “Registrar,” and together with its respective successors and assigns and any additional qualified registrars, collectively, the “Registrars”). The respective terms of the notes include those stated in the indenture and those made part of each indenture by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the “Trust Indenture Act.” The notes are subject to all such terms, and you are referred to the indenture and the Trust Indenture Act for a statement thereof.

The notes will be negotiable obligations (obligaciones negociables) under, and will be issued pursuant to and in compliance with all the requirements of the Argentine Negotiable Obligations Law, Law No. 23,576, as

amended (the “Negotiable Obligations Law”) and other applicable Argentine regulations. The listed notes will be authorized for public offering in Argentina by the CNV. Telecom may, but is not required to, apply to the CNV for public offering approval of the unlisted notes.

Basic Terms of the Notes

The Series A Notes:

•	will provide that principal will be due and payable in semiannual installments commencing on October 15, 2004 as shown in the amortization table below (adjusted to take into account any prepayments or repurchases), together with accrued and unpaid interest, if any, to the redemption date:

Scheduled Payment Date	Percentage of Original Principal Amount Payable
October 15, 2004	3.20%
April 15, 2005	2.80%
October 15, 2005	2.80%
April 15, 2006	2.40%
October 15, 2006	2.40%
April 15, 2007	0.80%
October 15, 2007	0.80%
April 15, 2008	0.40%
October 15, 2008	0.40%
April 15, 2009	7.14%
October 15, 2009	7.14%
April 15, 2010	7.14%
October 15, 2010	7.14%
April 15, 2011	7.14%
October 15, 2011	7.14%
April 15, 2012	7.14%
October 15, 2012	7.14%
April 15, 2013	7.14%
October 15, 2013	7.14%
April 15, 2014	6.30%
October 15, 2014	6.30%

In the event that the issuance date does not occur prior to October 15, 2004, Telecom shall pay on the issuance date any payment of principal scheduled to occur prior to such issuance date.

•	will provide that interest on the outstanding principal amount will accrue at a per annum fixed rate equal to the Applicable Fixed Rate (determined in accordance with the schedule set forth below):

“Applicable Fixed Rate” means, for any date, the rate set forth below in the row opposite such date in the column corresponding to the “Denomination” of the notes.

	Denomination
Date	Dollar Notes	Euro Notes	Peso Notes	Yen Notes
Issuance Date through October 15, 2008	5.53%	4.83%	3.23%	1.93%
October 16, 2008 through maturity	8.00%	6.89%	3.42%	3.69%

•	will provide that interest will be payable semiannually in arrears on each Interest Payment Date to the holders of record of notes on the Record Date immediately preceding such Interest Payment Date; and

•	will provide that interest on overdue principal and interest will be payable, to the extent lawful, at the rate of 2% per annum plus the rate otherwise applicable for such day.

Interest will be computed (i) with respect to any Dollar Notes, on the basis of a 360-day year of twelve 30-day months and (ii) with respect to any Euro Note, Yen Note or Peso Note on the basis of a year of 365 days (or 366 days in the case of a leap year) and paid for the actual number of days elapsed (including the first day but excluding the last day).

The interest rates payable on the Series A Notes denominated in euro and yen represent the market equivalent of the interest rates payable on the Series A Notes denominated in dollars beginning on October 15, 2004 with the same maturities and amortization schedules based on the swap rates published by Bloomberg L.P. at the close of the market on May 3, 2004 in the mid-market Forward Curve Analysis Page (FWCV) and the Basis Curve Page (TTSA). For purposes of calculating the market equivalent of the interest rates, the amount of interest payable on and after January 1, 2004 through the issuance date has been excluded.

The interest rates payable on Peso Notes represent the difference between the fixed rates payable on the Series A Notes made in dollars beginning on October 15, 2004 and the dollar swap rates published by Bloomberg L.P. at the close of the market on May 3, 2004 in the Forward Curve Analysis Page (FWCV) and the Swap Default Page (SWDF) having an average life equal to the relevant note. Payments on the Peso Notes will be adjusted based on CER as described below under “CER Adjustment of Peso Notes.” For purposes of calculating the market equivalent of the interest rates, the amount of interest payable pursuant to the APE for the period from January 1, 2004 through the issuance date has been excluded.

The Series B Notes:

•	will have an original aggregate principal amount of up to US$1,301 million.

•	will provide that principal will be due and payable in semiannual installments commencing on October 15, 2004 as shown in the amortization table below (adjusted to take into account any prepayments or repurchases), together with accrued and unpaid interest, if any, to the redemption date:

Scheduled Payment Date	Percentage of Original Principal Amount Payable
October 15, 2004	4.0%
April 15, 2005	5.0%
October 15, 2005	5.0%
April 15, 2006	6.0%
October 15, 2006	6.0%
April 15, 2007	7.0%
October 15, 2007	7.0%
April 15, 2008	7.5%
October 15, 2008	7.5%
April 15, 2009	7.5%
October 15, 2009	7.5%
April 15, 2010	7.5%
October 15, 2010	7.5%
April 15, 2011	7.5%
October 15, 2011	7.5%

In the event that the issuance date does not occur prior to October 15, 2004, Telecom shall pay on the issuance date any payment of principal scheduled to occur prior to such issuance date.

•	will provide that interest on the outstanding principal amount will accrue at a per annum fixed rate equal to the Applicable Fixed Rate (determined in accordance with the schedule set forth below):

“Applicable Fixed Rate” means, for any date, the rate set forth below in the row opposite such date.

Date	Applicable Fixed Rate
Issuance Date through October 15, 2005	9.00%
October 16, 2005 through October 15, 2008	10.00%
October 16, 2008 through maturity	11.00%

•	will provide that interest will be payable semiannually in arrears on each Interest Payment Date to the holders of record of notes on the Record Date immediately preceding such Interest Payment Date; and

•	will provide that interest on overdue principal and interest will be payable, to the extent lawful, at the rate of 2% per annum plus the rate otherwise applicable for such day.

Interest will be computed on the basis of a 360-day year of twelve 30-day months.

CER Adjustment of Peso Notes

The outstanding principal amount of the Peso Notes will be adjusted by the variation of CER. The interest payment amount due as of each interest payment date will be calculated based on the outstanding principal amount as of each Interest Payment Date. The principal payment amount due as of each amortization payment date will be calculated by applying the percentage shown in the relevant amortization schedule to the outstanding principal amount of the Peso Notes as of the issuance date and then adjusting such amount by the variation of CER between the issuance date and each amortization payment date.

Status of the Notes

The notes will constitute direct, unconditional and unsubordinated obligations of Telecom ranking at all times at least pari passu in priority of payment, in right of security and in all other respects among themselves and with all other unsecured Indebtedness of Telecom now or hereafter outstanding, except to the extent that such other Indebtedness may be preferred by mandatory provisions of applicable law.

Structural Subordination

Certain of Telecom’s operations are conducted through its subsidiaries. In particular, Telecom’s wireless telecommunications business is conducted through Telecom Personal and its telephone directories businesses is conducted through Publicom. Claims of creditors of subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of Telecom, including holders of the notes. The notes, therefore, will be effectively subordinated to creditors (including trade creditors) of subsidiaries of Telecom. Although the indenture limits the incurrence of Indebtedness of Restricted Subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Indebtedness under the indenture. See “Certain Covenants of Telecom—Limitations on Indebtedness.”

Certain Covenants of Telecom

Mandatory Prepayment with Excess Cash

Subject to the authorization of the Central Bank, to the extent required by applicable law, if on the last day of any six month period beginning on July 1 or January 1 (the “Calculation Date”), which period ends after the

Issuance Date (the “Excess Cash Period”), there is any Excess Cash, then, no later than the next April 15 or October 15, respectively (each, a “Mandatory Prepayment Date”), Telecom will apply such Excess Cash as follows:

(1)	if Telecom’s Cash Balance as of the Calculation Date is less than US$50 million (or its equivalent in other currencies), Telecom will apply up to 30% of the Excess Cash for such Excess Cash Period to increase the Cash Balance as of such Calculation Date up to (but not exceeding) US$50 million (or its equivalent in other currencies);

(2)	at Telecom’s election, up to 29% of the amount equal to the Excess Cash minus any amount applied pursuant to clause (1) above (“Reserved Excess Cash”) shall be deposited in the Reserve Account (as defined below) on such Mandatory Prepayment Date; and

(3)	any remaining Excess Cash, (whether or not the Cash Balance is increased to US$50 million as a result of the application of Excess Cash pursuant to clause (1) above), together with any cash that is required to be released from the Reserve Account (as defined below) on such date in accordance with the indenture, shall be applied (A) at Telecom’s election, to purchase notes through Market Purchase or Optional Redemption transactions or Note Payments and (B) to the extent that any such Excess Cash is not so applied on or before the Mandatory Prepayment Date, such Excess Cash shall be applied to a Note Payment not later than such Mandatory Prepayment Date.

provided, however, that if at any time during such Excess Cash Period, Telecom makes any Distribution Payment, the aggregate amount of the Excess Cash for such Excess Cash Period applied to purchase notes through a Note Payment (excluding any amounts in respect of accrued interest or Additional Amounts) shall be at least two and a half times such Distribution Payment, notwithstanding any provision to the contrary regarding the application of Excess Cash for such Excess Cash Period.

If Excess Cash available to purchase notes through Market Purchase or Optional Redemption transactions or a Note Payment is less than US$5 million (or its equivalent in other currencies), the amount of such Excess Cash shall, to the extent not applied to purchase notes as described above, be deposited in the Reserve Account and applied on the next Mandatory Prepayment Date.

Excess Cash will be calculated in pesos in accordance with Argentine GAAP (except for the exclusion of Telecom Personal and its Subsidiaries in the consolidation). For purposes of determining the amount of cash to be applied by Telecom pursuant to paragraph (1) above, the Cash Balance will be converted into dollars using exchange rates in effect as of the relevant Measurement Date. In connection with any Note Payment, for purposes of determining the amount payable to holders of notes denominated in various currencies, the principal amount of all outstanding notes shall be deemed to equal the Dollar Amount thereof as of the relevant Measurement Date. Payments will be made to holders of notes in the same currency in which the underlying notes are denominated. Payments in currencies other than dollars will be calculated by converting the applicable amount into pesos, euro and yen, as applicable, using the same rates of exchange as applied in determining the Dollar Amount of the outstanding notes.

To the extent that any authorization of the Central Bank required to make any such payment is not obtained on or prior to the relevant Mandatory Prepayment Date, Telecom will deposit the Excess Cash to be applied pursuant to clause (3) above in a trust account on the Mandatory Prepayment Date, and such funds will be held by the trustee of such trust for the benefit of the holders of the notes until such payment can be made. Any investment income earned by the trust will be added to the Excess Cash amount payable to holders of notes. Telecom will use its best efforts to obtain any required authorization of the Central Bank within 90 days after such Mandatory Prepayment Date. In the event that Telecom is unable to receive the authorization of the Central Bank within such 90-day period, Telecom will, as promptly as practicable thereafter, make such payment by following the procedures as set forth under “Foreign Exchange Restrictions.” In the event of any delay in payment as contemplated herein:

•	the determination of the proportion of Excess Cash payable to holders of notes denominated in various currencies will be made as of the end of the business on the third Business Day prior to the relevant record date for such payment to holders;

•	Telecom shall make payments from the Excess Cash to holders of all notes of each tranche on the same date, except for payments made to holders requesting payment in pesos as provided under “Foreign Exchange Restrictions” (which payments may be made using funds held in the trust account referred to above); and

•	Telecom shall procure the assistance of an investment bank, commercial bank or similar entity nationally recognized in Argentina having experience in obtaining authorization from the Central Bank for access to foreign exchange in order to comply with debt obligations held by creditors outside of Argentina, and will provide to the Trustee copies of any request, application or other documentation submitted to the Central Bank requesting the approvals required in order to make the payment.

Any such delay in payment contemplated herein within 90 days after such Mandatory Prepayment Date, and any failure to make any payment due to the inability to complete the procedures set forth under “Foreign Exchange Restrictions” (including any inability to purchase and sell Securities or acquire dollars, euros or yen, as applicable, through any other legal mechanism, shall not constitute an Event of Default, and no interest will be payable to holders of notes in respect of any such amount.

At the request of Telecom, the trustee for the trust mentioned above will apply the funds held in the trust account to purchase dollars or euro or yen and apply such funds to scheduled payments of principal and interest on the notes, if permitted by the Central Bank.

Assuming that the issuance date is on or prior to December 31, 2004, the first Mandatory Prepayment Date will be April 15, 2005.

Reserve Account

The Indenture will provide that Telecom will establish one or more segregated bank and securities accounts (collectively, the “Reserve Account”) to hold the following funds, in the form of cash or Cash Equivalents, for purposes of satisfying its obligations under the notes:

•	50% of any Net Debt Proceeds;

•	the Reserved Excess Cash;

•	Net Cash Proceeds from Asset Sales (other than Major Asset Sales); and

•	Excess Cash amounts required to be deposited in the Reserve Account.

Telecom will be entitled to withdraw from the Reserve Account the following funds:

•	Any Net Debt Proceeds may be withdrawn by Telecom during the twelve-month period following the deposit of such funds and used for purposes relating to the operation of Telecom’s or any of the Restricted Subsidiaries’ (other than Telecom Personal and its Subsidiaries) business, including for Permitted Investments, capital expenditures, purchase of assets, payment of expenses, debt service, purchase or payment of Indebtedness (including through Market Purchase of Optional Redemption transactions or Note Payments), refinancing of Indebtedness, funding of intercompany loans and funding of working capital;

•	The deposit of the Reserved Excess Cash generated in any Excess Cash Period may be withdrawn by Telecom during the six-month period following the deposit of such funds and (i) any and all of such funds may be used by Telecom for purposes of making Distribution Payments, for making Mandatory Investments or for purchase of notes through Market Purchase or Optional Redemption transactions or through Note Payments and (ii) 50% of such funds may be used by Telecom for purposes of making capital expenditures (including capital expenditures in excess of Permitted Capital Expenditures); and

•	Net Cash Proceeds from Asset Sales (other than Major Asset Sales) may be withdrawn and applied as permitted under the indenture.

The funds in the Reserve Account will, to the fullest extent permitted by Argentine law and regulations of the Central Bank, be denominated in dollars and euro. Any funds held in the Reserve Account (other than funds that Telecom is entitled to withdraw and use for its own account) as of the Calculation Date will be applied as set forth under clause (3) of “Mandatory Prepayment with Excess Cash”. Notwithstanding the foregoing, Telecom may apply any amounts remaining in the Reserve Account after the notes have been paid in full in its sole discretion.

Limitation on Liens

Telecom will not, and will not permit any of its Restricted Subsidiaries to, incur, assume or suffer to exist, any Lien upon its property, assets or revenues, whether now owned or hereafter acquired, securing any Indebtedness of any Person, unless the notes are equally and ratably secured by such Liens, other than the following (“Permitted Liens”):

(1)	Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings; provided, that adequate reserves with respect thereto are maintained on the books of Telecom or such Restricted Subsidiary, as the case may be, in conformity with generally accepted accounting principles applicable to the primary financial statements of Telecom or such Restricted Subsidiary;

(2)	Liens incurred in the ordinary course of business on all or part of any assets to secure Indebtedness incurred solely for purposes of financing the acquisition, construction or installation thereof;

(3)	Liens arising in the ordinary course of business which do not secure Indebtedness and are not overdue for a period of more than 30 days or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien;

(4)	deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(5)	Liens arising by reason of (1) any judgment, decree or order of any court, so long as such Lien is being contested in good faith and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (2) security for payment of workers’ compensation or other insurance or obligations arising from other social security laws; and (3) operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

(6)	easements, rights-of-way, zoning and similar covenants and restrictions and other similar encumbrances or title defects which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the Company’s business;

(7)	Liens on property at the time Telecom or any of its Restricted Subsidiaries acquires such property, including any acquisition by means of a merger or consolidation with or into Telecom or a Restricted Subsidiary of such Person; provided that such Liens were not created in contemplation thereof and do not extend to any other property of Telecom or any Restricted Subsidiary;

(8)	escrow deposits, trusts or similar accounts for the payment of debt service obligations under the notes; provided, that such payments are applied to scheduled payments of principal and interest in direct order of maturity;

(9)	customary Liens in favor of trustees and escrow agents, and netting and setoff rights, banker’s liens and the like in favor of financial institutions and counterparties to financial obligations and instruments, including Hedging Contracts;

(10)	Liens securing obligations under Hedging Contracts so long as such Hedging Contracts relate to Indebtedness that is permitted under the indenture;

(11)	Liens on accounts receivable and related assets and proceeds therefrom arising in connection with a Permitted Receivables Financing;

(12)	any interest or title of a lessor under any Capital Lease;

(13)	Liens securing Indebtedness in an aggregate principal amount not in excess of US$20,000,000 (or its equivalent in other currencies) at any time outstanding;

(14)	Liens in existence on the issuance date and any renewals or extensions thereof, so long as (A) such renewal or extension Lien does not extend to any property other than that originally subject to the Liens being renewed or extended and (B) the principal amount of the Indebtedness secured by such Lien is not increased; and

(15)	Liens required under the indenture or permitted or required under the Telecom Personal Debt.

Limitations on Indebtedness

Telecom will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness unless on the date of the Incurrence of such Indebtedness, after giving effect to such Incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 2.75 to 1 or, if a Leverage Ratio Adjustment Event has occurred, 2.25 to 1.

Notwithstanding the foregoing, Telecom and any of its Restricted Subsidiaries may, to the extent provided below, Incur the following Indebtedness (“Permitted Indebtedness”):

(1)	Indebtedness outstanding on the issuance date;

(2)	Indebtedness issued pursuant to the APE (including the notes) and Telecom Personal Debt;

(3)	Indebtedness of Telecom or any of its Restricted Subsidiaries constituting Permitted Refinancing Indebtedness;

(4)	Indebtedness of Telecom, which may include Capital Leases, incurred for purposes of financing Permitted Capital Expenditures; provided that the principal amount of any Indebtedness Incurred pursuant to this clause may not exceed US$50 million (or its equivalent in other currencies) at any time outstanding;

(5)	Hedging Contracts of Telecom relating to Indebtedness permitted under the indenture;

(6)	Indebtedness with respect to letters of credit and bankers’ acceptances issued in the ordinary course of business and not supporting Indebtedness, including letters of credit supporting performance bonds;

(7)	Indebtedness of Telecom or any of its Restricted Subsidiaries to Telecom or any of its Restricted Subsidiaries (other than Telecom Personal and its Subsidiaries) so long as such Indebtedness continues to be owed to Telecom or a Restricted Subsidiary (other than Telecom Personal and its Subsidiaries) and which, if the obligor is Telecom, is subordinated in right of payment to the notes;

(8)	Indebtedness of Telecom Personal or any of its Subsidiaries that is permitted under the Telecom Personal Debt;

(9)	Up to an aggregate of US$30 million (or its equivalent in other currencies) of Attributable Debt under Sale and Leaseback Transactions Incurred by Telecom during the term of the notes; and

(10)	Indebtedness of Telecom Incurred on or after the issuance date not otherwise permitted in an aggregate principal amount at any time outstanding not to exceed US$60 million (or its equivalent in other currencies); provided, that such Indebtedness is Incurred for purposes relating to the operation of Telecom’s or any of the Restricted Subsidiaries’ (other than Telecom Personal and its Subsidiaries) business, including for Permitted Investments, capital expenditures, purchase of assets, payment of expenses, debt service, purchase or payment of Indebtedness (including through Market Purchase or Optional Redemption transactions or Note Payments), refinancing of Indebtedness, funding of intercompany loans and funding of working capital.

Notwithstanding the foregoing paragraph, Telecom will not permit any of its Restricted Subsidiaries to Guarantee any Indebtedness of any other Person.

For the purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness permitted by the preceding paragraph or is entitled to be incurred pursuant to the first paragraph of this covenant, Telecom in its sole discretion shall classify such item of Indebtedness into one or more available categories as of the date of Incurrence.

Limitations on Use of Proceeds of Incurrence of Indebtedness

In the event that Telecom Incurs any Indebtedness (other than Permitted Indebtedness and Indebtedness relating to Sale and Leaseback Transactions, the use of proceeds from which is addressed separately) (i) at least 50% of the Net Debt Proceeds therefrom shall be applied, within 45 days after such incurrence, to prepay notes through a Note Payment and (ii) the remainder thereof shall be paid into the Reserve Account to be used by Telecom during the twelve-month period following the deposit of such funds for purposes relating to the operation of Telecom’s or any of the Restricted Subsidiaries’ (other than Telecom Personal and its Subsidiaries) business, including for Permitted Investments, capital expenditures, purchase of assets, payment of expenses, debt service, purchase or payment of Indebtedness (including through Market Purchase or Optional Redemption transactions or Note Payments), refinancing of Indebtedness, funding of intercompany loans and funding of working capital, and any such proceeds remaining in the Reserve Account at the expiration of such twelve-month period shall be applied as set forth under clause (3) of “Mandatory Prepayment with Excess Cash” on or before the next succeeding Mandatory Prepayment Date.

Limitations on Asset Sales

Telecom will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Sale unless the following conditions are met:

(1)	the Asset Sale is for fair market value, as determined in good faith by the Board of Directors;

(2)	at least 75% of the value of the consideration therefrom is in the form of cash or Cash Equivalents; and

(3)	immediately before and immediately after giving effect to such Asset Sale, no Default or Event of Default shall have occurred and be continuing.

Within 45 days of completion of any Asset Sale comprising (i) any sale by Telecom of Equity Interests of Telecom Personal held by Telecom on the Issuance Date or Equity Interests of any Operating Subsidiary of Telecom (other than Telecom Personal or any Subsidiary thereof) or (ii) any sale by Telecom of Qualified Telecom Personal Indebtedness or (iii) any disposition by Telecom or any Operating Subsidiary (other than Telecom Personal or any Subsidiary thereof) of all or substantially all of its assets for cash (each such transaction, a “Major Asset Sale”), Telecom shall, at its election, apply the Net Cash Proceeds of such Asset Sale to purchase notes through Market Purchase or Optional Redemption transactions or through a Note Payment; provided, that if the Net Cash Proceeds are less than US$5 million, Telecom may elect to pay the Net Cash Proceeds that are not otherwise applied as described above into the Reserve Account.

Within 270 days after the receipt of the Net Cash Proceeds from an Asset Sale other than a Major Asset Sale, Telecom shall, at its election, apply the Net Cash Proceeds of such Asset Sale to (i) purchase notes through

Market Purchase or Optional Redemption transactions or through a Note Payment or (ii) acquire all or substantially all of the assets of a Permitted Business, or a majority of the Voting Stock of another Person that thereupon becomes a Restricted Subsidiary engaged in a Permitted Business, or to make capital expenditures or otherwise acquire long-term assets that are to be used by Telecom or a Restricted Subsidiary in a Permitted Business. Pending application of the Net Cash Proceeds of any Asset Sale as described in this paragraph, any such Net Cash Proceeds shall be paid into the Reserve Account.

Notwithstanding the foregoing, this provision shall not apply to any Asset Sale by Telecom Personal or its Subsidiaries made in compliance with Telecom Personal Debt.

Limitation on Sale and Leaseback Transactions

Within 45 days of completion of any Sale and Leaseback Transaction, Telecom shall apply any net cash proceeds of such Sale and Leaseback Transaction, at Telecom’s election, to purchase notes through Market Purchase or Optional Redemption transactions or through a Note Payment.

Limitation on Transactions with Shareholders and Affiliates

Telecom will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the Capital Stock of Telecom, except upon terms not less favorable to Telecom or such Restricted Subsidiary than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of Telecom (an “Arm’s-Length Transaction”).

In addition, Telecom will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any Affiliate of Telecom, except for Arm’s-Length Transactions. If any such transaction or series of related transactions has an aggregate value in excess of 1% of Telecom’s net worth as set forth in Telecom’s latest publicly available financial statements, Telecom will, prior to such transaction, (i) obtain a favorable written opinion from either (A) the audit committee of the Board of Directors, which committee shall include at least two independent members of the Board of Directors or (B) at least one independent consultant that the terms of the transaction are consistent with those obtained in an Arm’s-Length Transaction and (ii) obtain the approval of a majority of the Board of Directors who are disinterested in the subject matter of the transaction pursuant to a resolution of the Board of Directors.

The foregoing paragraphs do not apply to:

•	any transaction between Telecom and any of its Restricted Subsidiaries (excluding Telecom Personal and its Subsidiaries) or between Restricted Subsidiaries of Telecom (excluding Telecom Personal and its Subsidiaries);

•	any transaction between Telecom and Telecom Personal (or any of its Subsidiaries) that is of the type entered into in the ordinary course of business as of the Issuance Date and the subsequent continuation or renewal thereof on comparable terms including, without limitation, finance, administrative and legal services and interconnection services;

•	any transaction permitted under the Telecom Personal Debt, except for transactions between Telecom and its Restricted Subsidiaries (other than Telecom Personal and its Subsidiaries), on the one hand, and Telecom Personal and its Subsidiaries, on the other hand, which insofar as the indenture and the notes are concerned, are addressed solely in this provision;

•	any payment of reasonable and customary fees to directors of Telecom;

•	any transaction or payment required pursuant to Argentine laws and regulations;

•	any Investment in Telecom Personal that is required under “—Reinvestment of Telecom Personal Distribution Payments”;

•	any transaction or payment pursuant to any employee, officer or director compensation or benefit plans or arrangements entered into in the ordinary course of business; or

•	up to US$10 million (or its equivalent in other currencies) in any fiscal year in aggregate payments (including out-of-pocket costs and expenses) relating to technical services, assistance with specified projects undertaken at the request of Telecom’s Board of Directors and services of highly qualified personnel under the Management Contract dated August 9, 1999, as amended, modified or replaced from time to time so long as the amended, modified or new provisions, taken as a whole, are no less favorable to Telecom and its Restricted Subsidiaries than those in effect on the issuance date.

Limitation on Capital Expenditures

Telecom will not, and will not permit any Restricted Subsidiary to, make any capital expenditure other than Permitted Capital Expenditures, Telecom Personal Permitted Capital Expenditures and Regulatory Capital Expenditures.

Notwithstanding the foregoing, Telecom and any Restricted Subsidiary may apply Net Equity Proceeds, Net Cash Proceeds from any Asset Sale (other than a Major Asset Sale) or amounts expressly permitted to be withdrawn from the Reserve Account for capital expenditures in excess of Permitted Capital Expenditures without regard to this “Limitation on Capital Expenditures” and the application of such amounts will not reduce the aggregate amount of Permitted Capital Expenditures that may be made in any fiscal year under this covenant.

This covenant shall not apply to any capital expenditures made by Núcleo S.A.

Limitation on Restricted Payments

(a) Telecom will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly (the payments and other actions described in the following clauses being collectively “Restricted Payments”):

•	purchase any Equity Interests of Telecom;

•	repay, redeem, repurchase, defease or otherwise acquire or retire for value, or make any payment on or with respect to, any Subordinated Indebtedness except scheduled payments of interest or principal; or

•	make any Investments other than Permitted Investments.

(b) (1) For so long as any Telecom Personal Debt is outstanding in substantially the same form as issued by Telecom Personal in its restructuring, any Investment by Telecom in Telecom Personal (other than item (7)(B) of the definition of “Permitted Investment”) will be made solely in the form of debt instruments having the same terms and conditions as the Telecom Personal Debt then outstanding having the shortest maturity (including an amortization schedule matching the remaining amortization schedule of such Telecom Personal Debt), and ranking pari passu with such Telecom Personal Debt (such debt, together with any Investment described in clause (4) below, “Qualified Telecom Personal Indebtedness”). Telecom will not permit Telecom Personal to apply the net cash proceeds from any Qualified Telecom Personal Indebtedness for any purpose other than to fund capital expenditures, operational expenses or debt service requirements that Telecom Personal is not able to satisfy with available cash.

(2) Any such Qualified Telecom Personal Indebtedness issued to Telecom by Telecom Personal in accordance with clause (1) will be held in trust for the benefit of the holders of the notes for so long as it is held by Telecom.

(3) Telecom will use its best efforts to sell such Qualified Telecom Personal Indebtedness in the secondary market as promptly as practicable following the issuance date of such Indebtedness, provided, that Telecom will not be required to sell such Qualified Telecom Personal Indebtedness if it is unable to obtain a sale price providing a yield to maturity for such Indebtedness that is equal to or higher than the yield to maturity for Telecom notes having terms and conditions most comparable to such Qualified Telecom Personal Indebtedness, less 200 basis points.

(4) If no Telecom Personal Debt is outstanding in substantially the same form as issued by Telecom Personal in its restructuring, any Investment by Telecom in Telecom Personal will be made solely in the form of (i) secured obligations that rank senior to other Indebtedness of Telecom Personal or (ii) debt instruments having the same terms and conditions as outstanding Indebtedness of Telecom Personal for which a secondary market is available, provided that Telecom shall use its best efforts to sell such Indebtedness in the secondary market as promptly as practicable following the issuance of such Indebtedness. Any such Indebtedness issued to Telecom by Telecom Personal shall be held in trust for the benefit of the holders of the notes for so long as it is held by Telecom.

Limitation on Payment Restrictions Affecting Restricted Subsidiaries.

(a) Except as provided in paragraph (b), Telecom will not, and will not permit any of its Restricted Subsidiaries to (i) create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to make, or (ii) agree to include as an event of default or prepayment event under any debt obligation or other agreement to which any Restricted Subsidiary is a party upon:

(1)	any payment of dividends or making of any other distributions on any Equity Interests of the Restricted Subsidiary owned by Telecom or any other Restricted Subsidiary, or

(2)	any payment of any Indebtedness or other obligation owed to Telecom or any other Restricted Subsidiary.

(b) The provisions of paragraph (a) do not apply to any encumbrances or restrictions:

(1)	existing under or by reason of applicable law,

(2)	existing with respect to any Person, or to the property or assets of any Person, at the time the Person is acquired by Telecom or any Restricted Subsidiary or with respect to any Unrestricted Subsidiary, at the time it is designated as a Restricted Subsidiary, which encumbrances or restrictions (i) are not applicable to any other Person or the property or assets of any other Person and (ii) were not put in place in anticipation of such event and any extensions, renewals, replacements or refinancings of any of the foregoing; provided the encumbrances and restrictions in the extension, renewal, replacement or refinancing are, taken as a whole, no less favorable in any material respect to the holders of notes than the encumbrances or restrictions being extended, renewed, replaced or refinanced,

(3)	with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, the Restricted Subsidiary that is permitted by “—Limitations on Asset Sales,”

(4)	existing pursuant to the indenture or the notes, or

(5)	existing pursuant to the terms of the Telecom Personal Debt.

Limitation on Issuance of Equity Interests of Telecom Personal

Telecom will not permit Telecom Personal to issue any Equity Interests if, after giving effect to the issuance, Telecom, directly or indirectly, would no longer own at least 50.1% of the total voting power of the Voting Stock of Telecom Personal.

Restriction on Voluntary Capital Reduction

Telecom will not undertake a Voluntary Reduction of Capital without the prior consent of the holders of notes. Such consent shall be obtained as described below under “Amendments, Modifications, Consents and Waivers.”

Reinvestment of Telecom Personal Distribution Payments

If Telecom Personal pays any Telecom Personal Distribution Payment to Telecom in cash or Cash Equivalents, Telecom will reinvest any such Telecom Personal Distribution Payment received by it in Telecom Personal. Such investment shall be made, at Telecom’s option, by the subscription of common stock or non-redeemable shares issued by Telecom Personal, or by contribution to Telecom Personal’s capital account in the form of irrevocable capital contributions (“aportes irrevocables”).

Redemption upon a Change of Control

Not later than 60 days following a Change of Control, Telecom will make an Offer to Redeem all outstanding notes at a redemption price equal to 100% of the outstanding principal amount thereof plus accrued but unpaid interest to the date of purchase.

An “Offer to Redeem” must be made by written offer, which will specify the principal amount of notes subject to the offer and the redemption price. The offer must specify an expiration date (the “offer termination date”) not less than 30 days or more than 60 days after the date of the offer and a settlement date for redemption (the “redemption date”) not more than 5 Business Days after the offer termination date. The offer must include information concerning the business of Telecom and its Restricted Subsidiaries which Telecom in good faith believes will enable the holders of the notes to make an informed decision with respect to the Offer to Redeem. Each offer will also contain instructions and materials necessary to enable holders of the notes to tender their notes pursuant to the offer.

A holder of the notes may tender all or any portion of its notes pursuant to an Offer to Redeem. Holders of the notes are entitled to withdraw tendered notes up to the close of business on the offer termination date. On the redemption date the redemption price will become due and payable on each note accepted for purchase or redemption pursuant to the Offer to Redeem, and interest on notes purchased will cease to accrue on and after the redemption date.

Telecom will comply with Rule 14e-1 under the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” the regulations of the Central Bank and the CONSOB and all other applicable Argentine, Italian and US securities laws in making any Offer to Redeem and the above procedures will be deemed modified as necessary to permit such compliance. To the extent that the provisions of any securities laws or regulations conflict with this “Redemption upon a Change of Control” provision, Telecom will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under such provision by virtue of such conflict.

Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holder of the notes to require that Telecom purchase, prepay or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Delivery of Financial Statements

Telecom will furnish to the Trustee:

(1)	as soon as available, but in any event within 120 days after the end of each fiscal year of the Company, a copy of the consolidated balance sheet of the Company as of the end of such year and the related consolidated statements of income and cash flows for such fiscal year, certified by independent accountants selected by Telecom and of internationally recognized standing;

(2)

as soon as available, but in any event within 75 days after the end of each of the first three fiscal quarters of the Company, a copy of the unaudited consolidated balance sheet of the Company as of the end of each such quarter and the related unaudited consolidated statements of income and cash flows of the Company for such quarter and the portion of the fiscal year through such date, certified by the chief financial officer of the Company as presenting fairly the financial condition and results of operations of Telecom and its consolidated Subsidiaries (subject to normal year-end audit adjustments);

(3)	concurrently with the delivery of the financial statements referred to in clause (1) above, a certificate of such independent accountants certifying such financial statements, stating whether in the course of the normal audit procedures anything came to their attention (except for the APE procedure) to cause them to believe that there existed on the date of such statements any Event of Default, or any condition or event which with the giving of notice, lapse of time or satisfaction of any other condition or any combination of the foregoing would, unless cured or waived, become an Event of Default, and if so, specifying the nature and period of existence thereof, it being understood that such independent accountants shall not be obligated to expand the scope of their examination beyond that required by their normal audit procedures (including, if applicable, procedures for companies conducting APE procedures);

(4)	concurrently with the delivery of the financial statements referred to in clause (1) above and the financial statements for the second fiscal quarter of the Company referred to in clause (2) above, a certificate of Telecom’s independent accountants certifying the calculation of Excess Cash; and

(5)	concurrently with the delivery of the financial statements referred to in clauses (1) and (2) above, a certificate of the chief financial officer of Telecom (i) stating whether, to the best of such Officer’s knowledge, Telecom during such period has kept, observed, performed and fulfilled each and every covenant and condition contained in the indenture and whether, to the best of such Officer’s knowledge, anything came to his or her attention (except for the APE procedure) to cause him or her to believe that there existed on the date of such statements any Event of Default, or any condition or event which with the giving of notice, lapse of time or satisfaction of any other condition or any combination of the foregoing would, unless cured or waived, become an Event of Default, and if so, specifying the nature and period of existence thereof and (ii) if Telecom purchased any notes in a Market Purchase during the applicable fiscal quarter, (a) the price at which the notes were purchased and (b) the aggregate principal amount of the notes that were purchased.

All of the financial statements referred to in (1) and (2) above are to be complete and correct in all material respects, to be prepared in reasonable detail and in accordance with Argentine GAAP applied consistently throughout the periods reflected therein and to be delivered in both the English and Spanish languages.

Whether or not Telecom is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Telecom agrees to provide the Trustee within the time periods specified in those sections with:

(1)	all annual financial information that would be required to be contained in a filing with the Commission on Form 20-F if Telecom were required to file such forms, including an “Operating and Financial Review and Prospects” and an audit report on such annual financial information by Telecom’s certified independent accountants, and

(2)	all current reports that would be required to be filed with the Commission on Form 6-K if Telecom were required to file such reports.

In addition, whether or not required by the Commission, Telecom will, if the Commission will accept the filing, file a copy of all of the information and reports referred to in clauses (1) and (2) with the Commission for public availability within the time periods specified in the Commission’s rules and regulations.

Notices of Default

Telecom will promptly notify the Trustee by facsimile or electronic mail (receipt confirmed telephonically or by electronic mail or electronic mail receipt) promptly after it becomes aware of the occurrence of any Event of Default, or any condition or event which with the giving of notice, lapse of time or satisfaction of any other condition or any combination of the foregoing would, unless cured or waived, become an Event of Default. Each notice given pursuant to this paragraph shall be accompanied by a certificate of an Officer of Telecom setting forth the details of the occurrence referred to therein and stating what action Telecom proposes to take with respect thereto.

Maintenance of Existence

Except as otherwise permitted under the indenture and referred to below under “—Mergers, Consolidations, Sales and Conveyances,” Telecom will, and will cause each of its Restricted Subsidiaries to, at all times continue to maintain its corporate existence and keep in full force and effect all licenses and permits necessary to the proper conduct of its business.

Line of Business

Telecom will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Permitted Business, except for immaterial operations incidental to acquired businesses.

Designation of Restricted and Unrestricted Subsidiaries.

(a) The Board of Directors may designate any Subsidiary, including a newly acquired or created Subsidiary, to be an Unrestricted Subsidiary if:

(1)	no Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such designation;

(2)	Telecom could Incur at least US$1.00 of Indebtedness under “—Limitations on Indebtedness”;

(3)	such Subsidiary does not own any Capital Stock of Telecom or any Restricted Subsidiary or hold any Indebtedness of, or any Lien on any property of, Telecom or any Restricted Subsidiary; and

(4)	the Subsidiary is not party to any transaction or arrangement with Telecom or any Restricted Subsidiary that would not be permitted under “—Limitation on Transactions with Shareholders and Affiliates.”

If the Subsidiary being designated as an Unrestricted Subsidiary is, at the time of designation, a Restricted Subsidiary, the consequences set forth in paragraph (c) apply. Once so designated the Subsidiary will remain an Unrestricted Subsidiary, subject to paragraph (b).

(b) (1) A Subsidiary previously designated an Unrestricted Subsidiary which fails to meet the qualifications set forth in paragraph (a) will be deemed to become at that time a Restricted Subsidiary, subject to the consequences set forth in paragraph (d).

(2) The Board of Directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary if the designation would not cause a Default.

(c) Upon a Restricted Subsidiary becoming an Unrestricted Subsidiary:

(1)	all existing Investments of Telecom and the Restricted Subsidiaries therein valued at Telecom’s proportional share of the fair market value of its assets less liabilities will be deemed made at that time;

(2)	all existing Indebtedness of Telecom or a Restricted Subsidiary held by it will be deemed incurred at that time, and all Liens on property of Telecom or a Restricted Subsidiary held by it will be deemed incurred at that time;

(3)	all existing transactions between it and Telecom or any Restricted Subsidiary will be deemed entered into at that time; and

(4)	it will cease to be subject to the provisions of the indenture and the notes as a Restricted Subsidiary.

(d) Upon an Unrestricted Subsidiary becoming, or being deemed to become, a Restricted Subsidiary:

(1)	all of its Indebtedness and Disqualified Stock will be deemed incurred at that time for purposes of “— Limitations on Indebtedness”;

(2)	Investments therein previously charged under “—Limitation on Restricted Payments”, as adjusted to reflect any change in Telecom’s proportional share of the fair market value of its assets less liabilities, will be credited thereunder; and

(3)	it will thenceforward be subject to the provisions of the indenture and the notes as a Restricted Subsidiary.

Any designation of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary shall, unless so noted by Telecom, be deemed to include the designation of all of the Subsidiaries of such Subsidiary.

(e) Any designation by the Board of Directors of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary will be evidenced to the Trustee by delivering to the Trustee a copy of the resolutions of the Board of Directors giving effect to the designation and an Officers’ Certificate certifying that the designation complied with the foregoing provisions not later than the next succeeding delivery of financial statements as required under “—Delivery of Financial Statements.”

Limitation of Applicability of Certain Covenants

Notwithstanding the foregoing, Telecom’s obligations to comply with the covenants described above under the captions “—Limitations on Indebtedness” and “—Limitation on Capital Expenditures” (collectively, the “Extinguished Covenants”) will terminate and cease to have any further effect from and after the first date that Telecom attains from two internationally recognized statistical rating organizations (including any statistical rating organizations recognized by the Commission as a “nationally recognized statistical rating organization”) a rating on its long-term debt denominated in currencies other than pesos that is Investment Grade; provided that if either of such statistical rating organizations subsequently ceases to provide Telecom’s long-term debt an Investment Grade rating, then, from and after the time Telecom’s long-term debt ceases to be rated Investment Grade by either rating organization, Telecom and its Restricted Subsidiaries’ obligation to comply with the Extinguished Covenants shall be reinstated.

The Extinguished Covenants will not, however, be of any effect with regard to actions of Telecom properly taken while Telecom’s long-term debt was rated Investment Grade, and no Default will be deemed to have occurred solely by reason of any Indebtedness Incurred or capital expenditures made while the covenants were suspended.

Events of Default

Each of the following events with respect to any series of notes (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) shall be an event of default (“Events of Default”):

(1)	default in the payment of principal of any of the notes of such series as and when the same shall become due and payable, whether at maturity, upon redemption, by declaration, by prepayment or otherwise and continuance of such default for 5 Business Days; provided, however, that any failure to make any principal payment under circumstances provided for, and in compliance with, the provision on “Devaluation Event” below shall not constitute an Event of Default; or

(2)	default in the payment of any interest or Additional Amounts upon any of the notes of such series as and when the same shall become due and payable, and such default continues for 30 days; or

(3)	any failure to comply with the provisions of “Limitations on Mergers, Consolidations, Sales and Conveyances”; or

(4)	any failure to make or consummate an offer to redeem in accordance with the provisions of “Redemption upon a Change of Control”; or

(5)	any failure to apply the Net Cash Proceeds from an Asset Sale in accordance with the provisions of “Limitations on Asset Sales”; or

(6)	the Liens incurred for the benefit of the holders of the notes in connection with the pledge of the Qualified Telecom Personal Indebtedness become or are declared to become invalid or ineffective; or

(7)	any failure to apply Excess Cash to purchase notes in accordance with the provisions of “Mandatory Prepayment with Excess Cash” and continuance of such default for 5 Business Days; or

(8)	any failure on the part of Telecom to duly observe or perform any of the covenants or agreements of Telecom in respect of the Series A Notes or Series B Notes, respectively (other than those referred to in (1) through (7) above) for a period of more than 30 days after the date on which written notice thereof requiring Telecom to remedy the same shall have been given to Telecom by the Trustee or the holders of at least 25% in aggregate principal amount of the Series A Notes or Series B Notes, respectively; or

(9)	there occurs with respect to any Indebtedness (including any other series of notes) of Telecom or its Restricted Subsidiaries having a principal amount of US$20,000,000 (or its equivalent in other currencies) or more in the aggregate for all such Indebtedness of all such Persons (i) an event of default that results in such Indebtedness being due and payable prior to its scheduled maturity or (ii) failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period, except (i) for any such default existing within 30 days of the issuance date of the notes under Indebtedness of Telecom Personal or its Subsidiaries Incurred prior to the date of the APE; provided, that Telecom shall be actively seeking a waiver of this default under the notes or under such Indebtedness and (ii) that this clause (9) shall not apply with respect to the Indebtedness of Núcleo prior to completion of the Núcleo Refinancing; or

(10)	any event or condition shall occur or exist which results in or is reasonably likely to result in the loss or revocation of the license to operate (or a portion thereof) of Telecom or any of its Restricted Subsidiaries by any governmental authority or court or other person or entity purporting to act under the authority of the government of Argentina, which loss or revocation of license (or a portion thereof) has or could reasonably be expected to have a material adverse effect on the business, operations, assets or condition, financial or otherwise, of Telecom and its Restricted Subsidiaries taken as a whole; or

(11)	there shall have been entered against Telecom or any of its Restricted Subsidiaries a final judgment, decree or order by a court of competent jurisdiction from which no appeal may be taken or, within the applicable period to appeal, is taken for the payment of money, or the forfeiture of property with an aggregate value, in excess of US$20,000,000 (or its equivalent in other currencies) and 60 days shall have passed since the entry of the order without it being satisfied, discharged or stayed; or

(12)	Telecom or any of its Restricted Subsidiaries shall, after the issuance date:

•	apply for or consent to the appointment of a receiver, trustee, liquidator or the like for itself or of its property,

•	make a general assignment for the benefit of its creditors,

•	admit in writing that it is insolvent or admit in writing its inability to pay its debts generally as they become due,

•	be adjudicated bankrupt or insolvent,

•	(i) file a voluntary petition in bankruptcy or a petition or an answer seeking reorganization or an arrangement with creditors pursuant to a “concurso preventivo de acreedores,” (ii) seek approval of its creditors for an “acuerdo preventivo extrajudicial” through any means, including the distribution of an offering circular or similar disclosure materials to creditors in connection with such “acuerdo preventivo extrajudicial,” (iii) file for court approval of an “acuerdo preventivo extrajudicial” or (iv) make a similar court filing seeking to take advantage of any applicable insolvency law, or

•	file any answer admitting the material allegation of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(13)	after the issuance date and without its application, approval or consent, a proceeding shall be instituted in any court of competent jurisdiction, seeking in respect of Telecom or any of its Restricted Subsidiaries: adjudication in bankruptcy, reorganization, dissolution, winding-up, liquidation, a composition or arrangement with creditors, the appointment of a trustee, a receiver, liquidator or the like of Telecom or any of its Restricted Subsidiaries or of all or any asset thereof or other like relief in respect of Telecom or any of its Restricted Subsidiaries under any applicable bankruptcy or insolvency law, and either

•	such proceeding shall not be actively contested by Telecom or any of its Restricted Subsidiaries in good faith, or

•	any order, judgment or decree shall be entered by any court of competent jurisdiction to effect any of the foregoing; or

(14)	the authorization of the CNV pursuant to Law No. 17,811, as amended, and the rules and regulations of the CNV with respect to the public offering of the listed notes shall cease to be in full force and effect; or

(15)	any authorization, consent, approval, license, filing or registration now or hereafter legally necessary to enable Telecom to perform its obligations under the notes, or any law, rule or regulation necessary for a holder to enforce Telecom’s obligations under the notes in accordance with the terms of the notes, shall be revoked, withdrawn, withheld or modified or shall cease to remain in full force and effect which revocation, modification or cessation would reasonably be expected to have a material adverse effect on Telecom’s ability to perform its obligations under the notes, or it shall become unlawful for Telecom to perform its obligations under the notes or any governmental agency shall contest the legality or validity of any of the notes in a formal administrative, legislative or judicial proceeding and, in each such case, such revocation, withdrawal, cessation, illegality or invalidity shall be determined to be final and non-appealable; or

(16)	any condemnation, seizure, compulsory purchase or expropriation by any governmental authority or agency of assets of Telecom or its Restricted Subsidiaries which, in the aggregate, would be likely to have a material adverse effect upon the business and results of operations of Telecom and its Restricted Subsidiaries taken as a whole; or

(17)	a general moratorium shall be agreed or declared in respect of the payment or performance of the obligations of Telecom or any of its Restricted Subsidiaries.

If an Event of Default shall have occurred and is continuing with respect to the Series A Notes or the Series B Notes, respectively, at the direction or request of the holders of not less than 25% in the Dollar Amount of the then outstanding aggregate principal amount of the Series A Notes or the Series B Notes, respectively, the Trustee shall, by notice in writing to Telecom declare the principal amount of all the Series A Notes or the Series B Notes, respectively, to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable upon the date that such written notice is received by or on behalf of Telecom; provided, that if an Event of Default shall have occurred and be continuing with respect to an individual series of notes (whether listed or unlisted), such direction or request may be made by the holders of not less than 25% of the Dollar Amount of the then outstanding aggregate principal amount of the notes of such individual series, and the Trustee shall, by notice in writing to Telecom declare the principal amount of all such individual series of notes to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable upon the date that such written notice is received by or on behalf of Telecom.

After a declaration of acceleration of the Series A Notes or the Series B Notes, or any individual series of notes, respectively, but before a judgment or decree of the money due in respect of such series of notes has been obtained, the holders of not less than a majority in the Dollar Amount of the then outstanding aggregate principal amount of the Series A Notes or the Series B Notes or such series of notes, respectively, may rescind by written notice to the Trustee an acceleration and its consequences if all existing Events of Default (other than the nonpayment of principal and interest and any Additional Amounts on such series of notes, which have become due solely by virtue of such acceleration) have been cured or waived and if the rescission would not conflict with any judgment or decree. No such rescission shall affect any subsequent Event of Default or impair any right consequent thereto.

Devaluation Event

Upon a Major Devaluation Event, Telecom may, at its option, elect to reschedule one principal amortization payment on any or all series of notes by written notice to the Trustee on or prior to the Record Date for such payment. The six-month period following the date of the rescheduled payment is referred to as the “Devaluation Event Cure Period”. Telecom may elect to reschedule the principal amortization payment occurring immediately after the Major Devaluation Event, or the next succeeding scheduled principal payment. In such event, the principal payment selected shall be rescheduled in equal installments over the remaining scheduled principal payments on such series of notes due after the Devaluation Event Cure Period. Telecom may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom will not be permitted to purchase notes in a Market Purchase during the Devaluation Event Cure Period or to take certain other actions that would otherwise be permitted under the indenture as described below. In addition, any Note Payment made during the Devaluation Event Cure Period will be applied on a pro rata basis.

Telecom’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom. In the event that Telecom makes a Distribution Payment during a Devaluation Event Cure Period, the principal amortization payment deferred under this clause will become immediately due and payable, and the original amortization schedule shall be reinstated.

In addition, during a Devaluation Event Cure Period, Telecom will not be permitted to (i) Incur any Indebtedness other than Permitted Indebtedness (excluding Permitted Indebtedness specified in clauses 4, 9 and 10 under “Certain Covenants of Telecom – Limitations on Indebtedness”) and (ii) make any Investment under clause 14 of the definition of Permitted Investment.

Limitations on Mergers, Consolidations, Sales and Conveyances

Telecom will not merge into or consolidate with any Person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, whether by one transaction or a series of transactions, to any Person unless:

(1)	the holders of the notes had the opportunity to exercise opposition rights, if any, they may have under Argentine Law No. 11,867, Argentine Law No. 19,550 or any other applicable Argentine law and Telecom shall have complied with any such opposition rights with respect to such transaction or series of transactions;

(2)	the resulting surviving or transferee person, which we refer to as the “surviving entity” is (a) Telecom or an Argentine Affiliate or (b) a sociedad anónima organized under the laws of Argentina;

(3)	the surviving entity (if not Telecom) shall have expressly assumed, by a document executed and delivered to the Trustee in form and substance reasonably satisfactory to the Trustee all of the obligations of Telecom under the notes;

(4)	immediately after giving effect to such transaction or series of transactions on a pro forma basis, no Default or Event of Default shall have occurred and be continuing;

(5)	immediately after giving effect to such transaction or series of transactions on a pro forma basis, including any Indebtedness incurred or anticipated to be incurred in connection with or in respect of the transaction or series of transactions (a) the surviving entity shall have a Consolidated Net Worth equal to or greater than Telecom’s Consolidated Net Worth immediately prior to such transaction or series of transactions, and (b) either the surviving entity could incur at least US$1.00 of indebtedness under “—Limitations on Indebtedness” or the surviving entity will have a Leverage Ratio (calculated by substituting such surviving entity for Telecom) equal to or less than the Company’s Leverage Ratio immediately prior to such transaction or series of transactions; and

(6)	the surviving entity shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel each stating that such merger, consolidation, sale, assignment, transfer or other conveyance or disposition complies with this covenant and the indenture.

Upon the occurrence of any of the transactions permitted by the preceding paragraph, the surviving entity (if not Telecom) will succeed to and become substituted for Telecom, and may exercise every right and power of Telecom, with the same effect as if it had been named in the notes and the indenture. Following such transaction, Telecom will be released from its liability as obligor on the notes and under the indenture.

This provision shall not apply to the disposition by Telecom of all or substantially all of its assets for cash, which transaction is governed by “Certain Covenants of Telecom—Limitations on Asset Sales”.

Redemption at Telecom’s Option

The notes may be redeemed at the option of Telecom, without payment of any premium or penalty, in whole or in part, at any time after the issuance date and prior to the maturity date specified in the terms of the notes at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and any Additional Amounts (an “Optional Redemption”). Notice of redemption will be given as described under “—Notices” below not less than 5 Business Days prior to the date fixed for redemption.

In the case of any Optional Redemption of less than all of the notes, the notes will be redeemed on a pro rata basis, or will be selected for redemption by the Trustee in compliance with the requirements of the principal securities exchange, if any, on which such notes are listed, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate. If any notes are to be redeemed only in part, the notice of redemption relating to the notes shall state the portion of the principal amount thereof to be redeemed. Notes in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original notes. On and after the redemption date, interest, if any, will cease to accrue on the notes or portions thereof called for redemption.

Redemption for Taxation Reasons

Notes of any series (or any tranche thereof) may be redeemed at the option of Telecom, as a whole, but not in part, at any time, upon giving not less than 30 nor more than 60 days’ notice to holders of notes (which notice shall be irrevocable and shall be given in the manner described below), at a redemption price equal to the principal amount thereof, together with accrued interest to the date fixed for redemption and Additional Amounts, if any, if Telecom determines and certifies to the Trustee that:

•	as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Argentina or any political subdivision or taxing authority thereof or therein affecting taxation, or any change in the official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change, amendment, application or interpretation becomes effective on or after the date of issue of such notes, Telecom pays or would become obligated to pay Additional Amounts in respect of the listed notes pursuant to their terms or Additional Amounts in excess of the amounts Telecom is obligated to pay pursuant to the terms of the unlisted notes, and

•	such obligation cannot be avoided by Telecom taking reasonable measures available to it; provided that no such notice of redemption may be given earlier than 60 days prior to the earliest date on which Telecom would be obligated to pay such Additional Amounts if a payment in respect of such notes was due on such date.

Prior to the giving of any notice of redemption of any notes described in this paragraph, Telecom shall deliver to the Trustee:

•	a certificate signed by two directors of Telecom stating that the obligation to pay Additional Amounts cannot be avoided by Telecom by taking reasonable measures available to it, and

•	a written opinion of independent legal counsel to Telecom to the effect that Telecom has become obligated to pay Additional Amounts as a result of a change, amendment, official interpretation or application described above and that Telecom cannot avoid payment of such Additional Amount by taking reasonable measures available to it.

Notice of redemption or prepayment, including the date fixed for redemption, will be given by Telecom in the manner specified under “Notices to Holders of Notes” below.

No Liability of Directors, Officers, Employees, Incorporators, Members, and Stockholders

No director, officer, employee, incorporator, member or stockholder of Telecom will have any liability for any obligations of Telecom under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of the notes by accepting such notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws of the United States and it is the view of the Commission that such a waiver is against public policy.

Foreign Exchange Restrictions

In the event of any foreign exchange restriction or prohibition in Argentina, Telecom shall make any and all payments of any Dollar Note, Euro Note or Yen Note in dollars, euro or yen, respectively, by:

•	purchasing, with pesos, “Bonos Externos Globales de la República Argentina” (Global 2008 Bonds) issued by Argentina and payable in dollars or any other public or private securities issued in Argentina and denominated in dollars or euro or yen, as applicable, or any other securities (collectively, the “Securities”) and selling such instruments outside Argentina for dollars or euro or yen, or

•	any other legal mechanism for the acquisition of dollars or euro or yen, as applicable, in any exchange market.

In addition, in the event of any foreign exchange restriction or prohibition in Argentina, any holder of notes may elect to receive the payment in an amount equivalent to the peso amount necessary for purchasing Securities and the reasonable and customary cost of transferring and selling such Securities outside Argentina for dollars, euro or yen in an amount equivalent to the sums due and payable under the notes. Such payment will discharge and satisfy Telecom’s payment obligations to such holders on such payment date. In each case all reasonable and customary costs, including any taxes, relative to such operations to obtain foreign currency will be borne by Telecom.

In addition, in the event of any restriction or prohibition in Argentina to pay in foreign currency any obligations under the notes to any holder of notes that is a resident in Argentina, Telecom shall pay such holder the peso equivalent amount of the foreign currency amount due on the relevant payment date.

Such payments in pesos will be calculated using the U.S. dollar/peso exchange rate quoted by Bloomberg L.P. (Bloomberg Screen (ARS currency)—ASK SIDE—PCS Composite (NY)) at 12:00 p.m., New York City time on the payment date. Such payment in pesos will fully discharge and satisfy Telecom’s payment obligation to such holder on the payment date and shall not constitute an Event of Default.

The provisions above shall not alter the provisions set forth above with respect to any Major Devaluation Event.

Judgment Currency

If for the purpose of obtaining judgment in any court it is necessary to convert a sum due under a note in one currency into another currency, Telecom has agreed and each holder of any note agrees, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures Telecom or such holder, as applicable, could purchase the first currency with such other currency in the city which is the principal financial center of the country of issue of the first currency on the day two Business Days preceding the day on which final judgment is given.

The obligation of Telecom in respect of any sum payable by it to the holder of a note shall, notwithstanding any judgment in a currency (the “judgment currency”) other than that in which such sum is denominated in accordance with the applicable provisions of the applicable notes (the “security currency”), be discharged only to the extent that on the Business Day following receipt by such holder of any sum adjudged to be so due in the judgment currency, such holder may in accordance with normal banking procedures purchase the security currency with the judgment currency; if the amount of the security currency so purchased is less than the sum originally due in the security currency Telecom has agreed, as a separate obligation and notwithstanding any such judgment, to indemnify such holder against such loss, and if the amount of the security currency so purchased exceeds the sum originally due to such holder, such holder agrees to remit to Telecom such excess; provided that such holder shall have no obligation to remit any such excess as long as Telecom shall have failed to pay such holder any obligations due and payable under the applicable note, in which case such excess may be applied to such obligations of Telecom under such note in accordance with the terms of such note.

Taxation

All payments by Telecom in respect of the notes will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatsoever nature imposed or levied by or on behalf of Argentina or any political subdivision or authority thereof or therein having power to tax, unless Telecom is compelled by law to deduct or withhold such taxes, duties, assessments or other governmental charges. In such event, Telecom will pay such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amounts paid by Telecom after such withholding or deduction shall equal the respective amounts of principal and interest that would have been payable by Telecom in respect of the notes in the absence of such withholding or deduction, except that no such Additional Amounts shall be payable in respect of any note

(1) if any such tax, duty, assessment or other governmental charge would not have been so imposed but for the presentation by the holder of any such note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(2) if any such tax, duty, assessment or other governmental charge would not have been imposed or withheld but for the failure by the holder of notes or any other Person as required under applicable law, statute, treaty or regulation of Argentina or written administrative instruction of the Administración Federal de Ingresos Públicos, or AFIP (whether or not such holder or Person is lawfully able to do so) to provide information, documents or other evidence, in the form and conditions as required under applicable law, statute, treaty or regulation of Argentina or written administrative instruction of the AFIP concerning the nationality, residence, identity, or connection with Argentina of such holder or Person or other significant information which is required or imposed by a law, statute, treaty or regulation of Argentina or written administrative instruction of the AFIP as a precondition to exemption from all or part of such tax, duty, assessment or governmental charge,

(3) held by or on behalf of a holder of notes who is liable for taxes, duties, assessments or governmental charges in respect of such note by reason of having some connection with Argentina (or any political subdivision or authority thereof) other than the mere purchase, holding or disposition of such note, or the receipt of principal or interest in respect thereof,

(4) for any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or governmental charge,

(5) for any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding or deduction from payments on or in respect of any note,

(6) if Telecom is compelled by law to make any withholding or deduction for or on account of, or is obligated to act as “substitute obligor” for the Personal Assets Tax (as described under “Certain Argentine Tax Considerations—The Notes—Personal Assets Tax”), or

(7) any combination of (1), (2), (3), (4), (5) or (6).

In any event, with respect to payment on any unlisted note Telecom shall not pay any Additional Amounts with respect to any such unlisted payment under any note to any holder of unlisted notes to the extent any such tax, duty, assessment or other governmental charge is required to be deducted, withheld or otherwise imposed in an amount greater than the deduction or withholding that would be imposed on a person set forth in Section 93(c)(1) of the Argentine Income Tax Law or any amendment to such section.

Nor shall Additional Amounts be paid with respect to any payment under any unlisted note to any holder of unlisted notes who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that a beneficiary or settlor or beneficial owner would not have been entitled to any Additional Amounts had such beneficiary or settlor or beneficial owner been the holder of unlisted notes. For purposes of determining whether Additional Amounts shall be paid, Telecom will request the information as provided in “Payments of Unlisted Notes.”

Telecom will also:

•	make such withholding or deduction compelled by applicable law, and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

Telecom will furnish to the Trustee, upon written request from the holders of the notes through the Trustee, copies of such receipts evidencing the payment of any taxes, duties, assessments or other governmental charges so deducted or withheld in such form as provided in the normal course by the taxing authority imposing such taxes, duties, assessments or other governmental charges and as is reasonably available to Telecom to the Trustee within 60 days after the date of receipt of such evidence. The Trustee will make such evidence available to the holders of notes upon request.

Telecom will pay any present or future stamp, or documentary taxes, which arise in Argentina from the execution, delivery or registration of the notes or any other document or instrument referred to in the notes.

If the holders of notes do not timely submit all or part of the information, documents or evidence that may be required by Telecom from time to time pursuant to applicable law, statute, treaty or regulation of Argentina, or any written administrative instruction of the AFIP, Telecom will not pay any Additional Amounts and will withhold or deduct the maximum amounts as may be required by applicable law.

Section 93(c)(1) of Argentine Income Tax Law provides that payments of interest under a debt obligation to a non-Argentine holder will be subject to Argentine income tax withholding levied at a rate of 15.05% if the non-Argentine holder is a banking or financial entity located in a jurisdiction not deemed to be a low tax jurisdiction according to the Argentine income tax law and its regulatory decree, or is located in a jurisdiction that has entered into an agreement of exchange of information with Argentina and if, pursuant to the applicable secrecy laws and regulations of such jurisdiction, banks can disclose information upon request of tax authorities. Financial entities subject to the provisions of this paragraph are those under the supervision of the relevant central bank or equivalent agency. If Telecom assumes the obligation to pay the tax for any non-resident recipient, the net amount payable must be grossed-up in an amount equal to the tax assumed by Telecom. In such case, the effective Argentine income tax withholdings would be approximately 17.7163% instead of 15.05%.

There is a tax on debits and credits in Argentine bank accounts. The tax applies on certain debits and credits in bank accounts opened in Argentine financial entities regulated by the Argentine Financial Entities Law, Law No. 21,526, and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a bank account. Therefore, any debit or credit in a bank account opened in an entity regulated by the Argentine Financial Entities Law or any transaction deemed to be used in lieu of a bank account, would be subject to the tax on debits and credits unless a particular exemption was applicable. The general tax rate is 0.6%. Consequently, if any holder of notes receives the payment of principal and/or interest or the redemption price in a stock account opened in an Argentine financial institution, it will be subject to this tax at a rate of 0.6% of such payment.

Listing

With respect to the listed notes, Telecom will use its best efforts to maintain a listing on the Buenos Aires Stock Exchange or the Mercado Abierto Electrónico S.A. and, with respect to the listed notes denominated in euro, on the Luxembourg Stock Exchange, provided, that Telecom will not be required to maintain a Luxembourg Stock Exchange listing if it determines that compliance with the listing requirements would be unduly burdensome. In the event there are changes in the Luxembourg Stock Exchange listing requirements or the Luxembourg Stock Exchange determines not to accept Telecom’s financial statements prepared under Argentine GAAP, Telecom may conclude that continued listing on the Luxembourg Stock Exchange is unduly burdensome. A copy of the Luxembourg Stock Exchange listing application will be available at the office of the Luxembourg agent when complete.

Repurchase

Telecom may at any time and from time to time purchase notes pursuant to a Market Purchase, Optional Redemption or Note Payment, except that Telecom is not permitted to purchase any notes during any time that a Devaluation Event Cure Period shall have occurred and be continuing. Other than as stated in the preceding sentence, Telecom shall not purchase any notes or any other outstanding Indebtedness of Telecom or any of its Subsidiaries (except for Qualified Telecom Personal Indebtedness or Permitted Refinancing Indebtedness). Any notes so purchased by Telecom shall be surrendered promptly to the Trustee for cancellation. The notes so purchased, while held by or on behalf of Telecom, shall not entitle the holder to vote at any meeting of holders of notes and shall not be deemed to be outstanding for the purpose of calculating quorums at meetings of holders of notes. Telecom will not acquire any beneficial interest, and will not permit any of its Restricted Subsidiaries to acquire any beneficial interest, in any notes unless the acquiring company shall notify the Trustee of such acquisition. The Trustee and all holders of notes will be entitled to rely without further investigation on any such notification (or the lack thereof).

If, pursuant to the APE, Telecom applies less than US$663 million to pay Option C cash consideration, then Telecom will, within 45 days of the issuance date, apply the difference between US$663 million and the lower dollar amount that Telecom applied to Option C cash consideration to purchase notes, at Telecom’s election, through Market Purchase or Optional Redemption transactions or through a Note Payment.

Meetings of Holders of Notes

The indenture contains provisions permitting Telecom at any time to call meetings of the holders of the notes for the purpose of entering into an acuerdo preventivo extrajudicial under Argentine law with respect to the notes, to consent to any Voluntary Capital Reduction, to enter into an APE relating to the notes, to enter into a supplemental indenture as provided below or to approve a modification or amendment to, or to obtain a waiver of, any provision of the indenture or the notes. In addition, Telecom shall upon the written request of the Trustee or of holders of at least 5% in aggregate principal amount of notes at the time outstanding, call such a meeting and such meeting shall be convened within 40 days from the date such request is received by Telecom.

For so long as applicable Argentine laws and regulations so require, meetings will be called by publications in the Official Gazette of the Republic of Argentina, the Buenos Aires Stock Exchange Bulletin and in a newspaper of wide circulation in Argentina during 5 days within a period of no more than 30 days nor less than 10 days before the day scheduled for the meeting.

The holders, whether present or represented by proxy, entitled to vote 60% in aggregate principal amount of the notes at the time outstanding (or such greater percentage as may be required under applicable Argentine law) will initially be required for a quorum at any such meeting. In the absence of a quorum at any such meeting, the meeting may be adjourned for a period of not less than 10 days nor more than 30 days, as determined by the chairman of the meeting. At any meeting adjourned for lack of quorum, the persons entitled to vote 30% of the aggregate principal amount of the notes at the time outstanding (or such greater percentage as may be required under applicable Argentine law) shall constitute a quorum at any such reconvened adjourned meeting.

At any such meeting at which the proper quorum is present, any resolution to modify or amend, or to waive compliance with, any of the provisions of the Series A Notes, Series B Notes or the notes of any individual series, as applicable, or the indenture, or to consent to any Voluntary Capital Reduction, shall be effectively passed and decided (except for those matters set forth below requiring the approval of each holder affected) if approved by the persons entitled to vote not less than a majority in the Dollar Amount of the aggregate principal amount of the Series A Notes, Series B Notes or the notes of such series, as applicable, present at the meeting, except for those provisions requiring consent of all holders of notes of any series so affected as described under “—Modifications, Amendments, Consents and Waivers.”

The indenture also sets forth certain additional requirements as to the credentials necessary for attendance at a meeting of holders in person or by proxy and as to the procedures to be observed at any such meeting.

Modifications, Amendments, Consents and Waivers

The indenture may be amended by the Trustee and Telecom at any time for the purpose of, among other things, curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the indenture, the notes or any supplemental indenture or conforming any provision in the indenture to this Description of Notes, or adding provisions expressly permitted by the Trust Indenture Act, or adding to the covenants of the notes for the benefit of the holders of the notes or to surrender any right or power therein conferred upon Telecom, securing the notes or making other changes which do not adversely affect the rights of any of the holders of the notes in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including an opinion of counsel.

In addition, the indenture provides that with

(i) the consent of the holders of not less than a majority of the Dollar Amount of the then outstanding aggregate principal amount of all series of notes or the notes of any series, as the case may be, affected by such supplemental indenture (voting as a single class) present or represented at a meeting at which a quorum is present or

(ii) to the extent permitted under Argentine law, the written consent of the holders of not less than a majority of the Dollar Amount of the then outstanding aggregate principal amount of all series of notes or the notes of any series, as applicable, affected by such supplemental indenture (voting as a single class),

Telecom, when authorized by a resolution by the Board of Directors, and the Trustee may, from time to time and at any time, enter into an indenture or indentures supplemental to the indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture, the notes or of any supplemental indenture or of modifying in any manner the rights of the holders of notes of such series; provided, that the unanimous affirmative vote of the holders of all series of notes or the notes of any affected series, as the case may be, shall be required to approve any supplemental indenture which:

•	extends the final maturity of any notes or the date on which any installment of principal is due,

•	reduces the principal amount of any notes,

•	reduces the rate or extends the time of payment of interest on any notes,

•	amends, changes or modifies the obligation to make mandatory prepayments in accordance with “Certain Covenants of Telecom – Mandatory Prepayment with Excess Cash”, in a manner materially adverse to the holders of notes,

•	changes the obligation to pay Additional Amounts,

•	changes the currency of payment of principal of or interest on the notes (including Additional Amounts),

•	changes the governing law,

•	eliminates, invalidates or amends in a manner materially adverse to the holders of the notes any Liens incurred for the benefit of the holders of the notes,

•	impairs or affects the right of any holder of notes to institute suit for the payment thereof,

•	modifies or changes any provision affecting the ranking of the notes in a manner adverse to the holders of notes,

•	changes any prepayment provision that would alter the pro rata sharing of payments required thereby,

•	modifies the number of holders necessary to waive an Event of Default,

•	amends, changes or modifies in any material respect the obligation to make an Offer to Redeem pursuant to the Change of Control provisions of the notes, or

•	reduces the aforesaid percentage of notes of any series, the consent of the holders of which is required for any such supplemental indenture, or amends the aforesaid list of provisions of the indenture that cannot be amended without the unanimous affirmative vote of the holders.

Under Argentine law in effect as of the date of this solicitation statement, approval of any such supplemental indenture referred to in this paragraph will require any consent of the holders of notes obtained pursuant to a meeting of holders of notes as described under “Meetings of Holders of Notes.”

Promptly after the execution by Telecom and the Trustee of any supplemental indenture, Telecom shall give notice thereof to the holders of notes of each series affected thereby as specified in the indenture (as described below under “Notices to Holders of Notes”), and to the CNV, setting forth in general terms the substance of such supplemental indenture. Any failure of Telecom to give such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

With respect to any action requiring the consent of holders of the Series A Notes, the Series B Notes or the notes of any individual series, as applicable, such consent may be granted by written consent of holders of not less than a majority of the Dollar Amount of the then outstanding aggregate principal amount of the Series A Notes, Series B Notes or the notes of such individual series, as applicable, or by consent of a majority of the holders of notes of the Series A Notes, the Series B Notes or the Notes of any individual series, as applicable, present or represented at a meeting of holders of notes as set forth above under “Meetings of Holders of Notes.”

Telecom may omit in any particular instance to comply with any covenant or condition contained in the indenture if before the time for such compliance the holders of at least a majority in principal amount of outstanding Series A Notes, Series B Notes or the notes of any series, as applicable, shall, by act of such holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, Telecom’s obligations and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

Enforcement by Holders of Notes

Subject to the following paragraphs and except as provided in the indenture, no holder of any note will have any right by virtue of or by availing itself of any provision of the indenture or the notes to institute any suit, action or proceeding in equity or at law, or otherwise, upon or under or with respect to the indenture, or the notes, or for any remedy thereunder, unless:

•	such holder previously shall have given to the Trustee written Notice of Default and of the continuance thereof,

•	the holders of not less than 25% in the Dollar Amount of the aggregate principal amount of the then outstanding Series A Notes or the Series B Notes, or, in the case of a Default in the notes of any individual series, the notes of such series, as the case may be, shall have made written request upon the Trustee to institute such action or proceedings in its own name as Trustee under the indenture and shall have offered to the Trustee such indemnity satisfactory to it as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and

•	the Trustee for 30 days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the indenture.

Notwithstanding the preceding paragraph, the right of any holder of notes to receive payment of the principal of and interest on such notes (including Additional Amounts) on or after the respective due dates expressed in such notes or to institute suit (including any “acción ejecutiva individual” pursuant to Article 29 of the Negotiable Obligations Law) for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder. To that effect, any beneficial owner of global notes will have the right to obtain evidence of its beneficial ownership interest in a global notes in accordance with Argentine Decree 677/01, as amended (including for initiating summary proceedings (acción ejecutiva) in the manner provided by the Negotiable Obligations Law), and for such purposes, such beneficial owner will be treated as the owner of that portion of the global note which represents its beneficial ownership interest therein.

Notices to Holders of Notes

Except in the case of meetings which shall be governed by the section “Meetings of Holders of Notes,” all notices regarding the notes will be deemed to have been duly given to the holders of the notes if:

(1) in writing and mailed, first-class postage prepaid, to each holder of a note at the address of such holder as it appears in the register, not earlier than the earliest date and not later than the latest date prescribed for the giving of such notice and any such notice shall be deemed to have been given on the date of such mailing;

(2) for so long as applicable Argentine laws or regulations so require, in the case of Argentine holders upon publication:

•	in Buenos Aires in the Bulletin of the Buenos Aires Stock Exchange or in the Bulletin of the Mercado Abierto Electrónico S.A. (so long as the listed notes are listed on the Buenos Aires Stock Exchange or on the Mercado Abierto Electrónico S.A., as the case may be),

•	in a leading newspaper having general circulation in Buenos Aires (which is expected to be La Nación), and

•	in the Official Gazette of the Republic of Argentina; and

(3) for so long as any series of notes to which such notice relates are listed on the Luxembourg Stock Exchange and the Luxembourg Stock Exchange rules so require, upon publication in the English language:

•	in a leading newspaper having general circulation in the City of London (which is expected to be the Financial Times), and

•	in a leading newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort) or, if in any such case publication in either the City of London or Luxembourg is not practicable, in one other leading English language daily newspaper with general circulation in Europe, each such newspaper being published on each Business Day in morning editions, whether or not it shall be published in Saturday, Sunday or holiday editions.

In addition, all notices will be given to the relevant clearing systems for delivery to owners of beneficial interests in the notes through DTC, Euroclear and Clearstream, Luxembourg.

Notices will be deemed to have been given on the date of publication as aforesaid or, if published on different dates, on the date of the last such publication. In addition, notices will be mailed to holders of notes at their registered addresses.

For so long as applicable laws and regulations or rules of the relevant stock exchanges so require, Telecom will give notice of any payment of principal of or interest on the notes in the publications referred to above as required by such laws and regulations or such stock exchange rules and no later than the relevant payment date. Such notice will specify

•	the date of payment,

•	the places where payment will be made,

•	the hours during which such payment will be made, and

•	whether the payment is with respect to principal or interest and the installment of interest payment, if applicable.

In addition, Telecom will cause all such other publications of such notices as may be required from time to time by applicable Argentine law, including, without limitation, those required under the regulations issued by the CNV and the Buenos Aires Stock Exchange.

Defeasance and Covenant Defeasance

Telecom may at its option by the resolution of the Board of Directors, at any time, upon the satisfaction of certain conditions described below, elect to be discharged from its obligations with respect to any series of the notes (“defeasance”) on the date the conditions set forth below are satisfied with respect to such series of notes; provided so long as any Series B Notes are outstanding, Telecom may not elect to discharge any Series A Notes. Such defeasance means that Telecom shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding series of notes and to have satisfied all its other obligations under such series of notes and the indenture insofar as such series of notes are concerned, except for the following:

•	the rights of holders of such series of notes to receive, as described below, payment in respect of the principal of and interest on such series of notes when such payments are due,

•	Telecom’s obligations with respect to such series of notes concerning registration, transfer and exchange of notes, mutilated, defaced, destroyed, stolen and lost notes, and the maintenance of an office or agency for payment and money for payments held in trust,

•	the rights, powers, trusts, duties and immunities of the Trustee under the indenture, and

•	the defeasance provisions of the indenture.

In addition, Telecom may at its option by the resolution of the Board of Directors, at any time, upon the satisfaction of the conditions described hereunder, elect to be released from its obligations with respect to the covenants described above under the captions “Certain Covenants of Telecom” and “—Limitations on Mergers, Consolidations, Sales and Conveyances” (“covenant defeasance”). Following such covenant defeasance, the occurrence of a breach or violation of any such covenant shall not constitute an Event of Default under the indenture.

In order to exercise either defeasance or covenant defeasance, Telecom shall be required to satisfy the following conditions:

(1) Telecom shall irrevocably have deposited or caused to be deposited with the Trustee funds in trust, for the benefit of holders of the respective series of notes, cash in dollars with respect to Dollar Notes and cash in euro with respect to Euro Notes, or U.S. Government Obligations, or a combination thereof, sufficient, in the opinion of a recognized firm of independent certified public accountants, to pay and discharge the principal of and each installment of interest (and Additional Amounts) on such notes on the stated maturity of such principal or installment of interest in accordance with the terms of the indenture and of such series of notes;

(2) in the case of defeasance, Telecom shall have delivered to the Trustee an Opinion of Counsel stating that

•	Telecom has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

•	since the date of the indenture there has been a change in the applicable United States federal income tax law,

in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the respective outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

(3) in the case of covenant defeasance, Telecom shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the respective outstanding notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred;

(4) no Event of Default or event which with notice or lapse of time or both would become an Event of Default shall have occurred and be continuing on the date of such deposit or will occur as a result of such deposit or, insofar as Events of Defaults resulting from bankruptcy or insolvency events are concerned, at any time during the period ending on the 121st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

(5) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest as defined in the indenture and for purposes of the Trust Indenture Act with respect to any securities of Telecom;

(6) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Telecom is a party or by which it is bound;

(7) Telecom shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either defeasance or covenant defeasance, as the case may be, have been complied with and no violations under instruments or agreements governing any other outstanding Indebtedness of Telecom would result;

(8) Telecom shall have delivered to the Trustee an Opinion of Counsel to the effect Telecom’s exercise of its election of defeasance or covenant defeasance, as the case may be, will not result in any of Telecom, the Trustee or the trust created by Telecom’s deposit of funds in connection with the exercise of its election thereunder becoming or deemed to be an investment company as defined in the Investment Company Act of 1940, as amended;

(9) Telecom has delivered to the Trustee, subject to certain exceptions set forth in the indenture, an opinion of its Argentine counsel to the effect that after two years following the deposit, the trust funds deposited in accordance with Law No. 24, 441 as drafted as of the day hereof will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally under the laws of Argentina; and

(10) Telecom shall have paid or duly provided for payment of all amounts then due to the Trustee pursuant to the terms of the indenture.

Exchange of Notes for New Loans

Telecom will permit holders of notes to receive new loans in exchange for all, but not a portion of the notes issued to them pursuant to the APE, within 60 consecutive days after the issuance date, provided that such holders provide Telecom with satisfactory documentation (including an opinion of counsel) evidencing that under the laws of jurisdiction of organization of such holder or, in the case of a natural person, the jurisdiction of residence, or under the by-laws, articles of incorporation or any other organizational documents of such holder, holding or beneficially owning notes of Telecom would not be permitted, or would violate such laws or organizational documents. In order to be eligible for such exchange the documentation must demonstrate that the restriction against holding or beneficially owning notes of Telecom has been in effect no later than January 2002.

In addition, within 60 consecutive days after the issuance date, Telecom will permit such an exchange for any holder of notes, provided that, in Telecom’s reasonable judgment (taking into consideration the tax status of the holder), such exchange will not result in unfavorable tax consequences for Telecom. In order to be eligible for the exchange, the participating holder must make an election to receive loans in the letter of transmittal submitted, or election form executed in connection with their commitment to sign the APE directly, with respect to the outstanding debt being restructured pursuant the APE.

The loans will be governed by New York law. The terms of the loans will be substantially similar to the terms of the relevant notes, however, holders of loans will not be permitted to accelerate the loans unless the related series of notes has been accelerated and the terms of any such loan will be deemed to be modified, and any default under the loan will be deemed to be waived, upon modification of the terms of, or waiver with respect to, the related series of notes (except for modifications requiring the consent of each holder). Any notes exchanged for loans shall not entitle the holder to vote at any meeting of holders of notes and shall not be deemed outstanding for the purpose of calculating quorums of meetings of holders of notes or for determining percentages of holders of notes approving or consenting to any action to be taken by noteholders. Any and all payments on the loans will be made by Telecom directly to or at the direction of the lender, and the Trustee will not have any relationship or duty to the lender as Trustee, Paying Agent, Registrar or otherwise. Loans will include customary assignment provisions. The form of loan agreement is included as an exhibit to the indenture.

Trustee

The Bank of New York, with offices at 101 Barclay Street, Floor 21 West, New York, New York 10286, USA, will serve as trustee under the indenture.

The indenture contain provisions for the indemnification of the Trustee and for its relief from responsibility. The obligations of the Trustee to a holder of a note are subject to such immunities and rights as are set forth in the indenture.

With respect to the holders of notes issued under the indenture, the Trustee, prior to the occurrence of an Event of Default with respect to the notes and after the curing or waiving of all Events of Default which may have occurred with respect to such notes, undertakes to perform such duties and only such duties as are specifically set forth in the indenture. In case an Event of Default with respect to the notes has occurred (which has not been cured or waived) the Trustee will exercise such of the rights and powers vested in it by the indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his/her own affairs. No provision of the indenture will be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(1) prior to the occurrence of an Event of Default with respect to the notes and after the curing or waiving of all such Events of Default with respect to the notes which may have occurred:

•	the duties and obligations of the Trustee with respect to the notes will be determined solely by the express provisions of the indenture, and the Trustee will not be liable except for the performance of such duties and obligations as are specifically set forth in the indenture, and no implied covenants or obligations will be read into the indenture against the Trustee; and

•	in the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any statements, certificates or opinions furnished to the Trustee and conforming to the requirements of the indenture; but in the case of any such statements, certificates or opinions which by any provision of the indenture are specifically required to be furnished to the Trustee, the Trustee will be under a duty to examine the same to determine whether or not they conform to the requirements of the indenture;

(2) the Trustee will not be liable for any error of judgment made in good faith by an officer or officers of the Trustee, unless it is proven that the Trustee was negligent in ascertaining the pertinent facts; and

(3) the Trustee will not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders of notes in the manner provided in the indenture relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under the indenture.

None of the provisions contained in the indenture will require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there is reasonable ground for believing that the repayment of such funds or adequate indemnity against such liability is not reasonably assured to it. The provisions of the indenture relating to the

Trustee’s relief from responsibility are in furtherance of and subject to Sections 315 and 316 of the Trust Indenture Act.

In furtherance of and subject to the Trust Indenture Act, and subject to the other applicable provisions of the indenture:

•	the Trustee may rely and will be protected in acting or refraining from acting upon any resolution of the Board of Directors, order given by Telecom, Officers’ Certificate or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, note, coupon, security or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

•	any request, direction, order or demand of Telecom mentioned in the indenture will be sufficiently evidenced by an order given by Telecom (unless other evidence in respect thereof is specifically prescribed); and any resolution of the Board of Directors may be evidenced to the Trustee by a copy thereof certified by the secretary or an assistant secretary of Telecom;

•	the Trustee may consult with counsel and experts and any advice or opinion of Counsel or expert will be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it under the indenture in good faith and in accordance with such advice or opinion of Counsel or expert, as the case may be;

•	the Trustee will be under no obligation to exercise any of the trusts or powers vested in it by the indenture at the request, order or direction of any of the holders of notes pursuant to the provisions of the indenture, unless such holder of notes have offered to the Trustee security satisfactory to the Trustee or indemnity against the costs, expenses and liabilities which might be incurred therein or thereby;

•	the Trustee will not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the discretion, rights or powers conferred upon it by the indenture;

•	prior to the occurrence of an Event of Default under the indenture and after the curing or waiving of all Events of Default, the Trustee will not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document unless requested in writing so to do by the holders of not less than a majority in the Dollar Amount of the aggregate principal amount of the notes affected then outstanding; provided that, if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of the indenture, the Trustee may require reasonable indemnity against such expenses or liabilities as a condition to proceeding; the reasonable expenses of every such investigation will be paid by Telecom or, if paid by the Trustee or any predecessor trustee, will be repaid by Telecom upon demand; and

•	the Trustee may execute any of the trusts or powers under the indenture or perform any duties under the indenture either directly or by or through agents, representatives or attorneys not regularly in its employ; provided that the Trustee will not be responsible for any misconduct or negligence on the part of any such agent, representative or attorney appointed by it under the indenture with the approval of Telecom and that is acting in a capacity that has been approved by Telecom (which approvals will not be unreasonably withheld).

The recitals contained in the indenture and in the notes, except the Trustee’s certificates of authentication, are to be taken as the statements of Telecom, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representation as to the validity or sufficiency of the indenture or of the notes. The Trustee will not be accountable for the use or application by Telecom of any of the notes or of the proceeds thereof.

The Trustee will have no responsibility or duty to holders of loans issued in exchange for notes.

Paying Agents; Transfer Agents; Registrar

Telecom has initially appointed The Bank of New York as the Paying Agent, Transfer Agent and Registrar. Telecom may at any time appoint additional or other Paying Agents, Transfer Agents, and Registrars and terminate the appointment thereof. So long as any of the notes remain outstanding, Telecom will maintain in New York City the following: a Paying Agent or Registrar

•	where the notes may be presented for payment,

•	where the notes may be presented for registration of transfer or exchange as provided in the indenture, and

•	where notices and demands to or upon Telecom in respect of the notes or of the indenture may be served.

In case Telecom fails to so designate or maintain any such Paying Agent or Registrar or fails to give notice of the location or of any change in the location thereof, presentations and demands may be made and notices may be served at the corporate trust office of the Trustee. So long as the listed notes are authorized for their public offering in Argentina and the rules of the CNV or other applicable Argentine law so require, or are listed on the Buenos Aires Stock Exchange or on the Mercado Abierto Electrónico S.A. and the rules of the Buenos Aires Stock Exchange, or of the Mercado Abierto Electrónico S.A., as the case may be, so require, Telecom will maintain a Paying Agent, a Transfer Agent and a Registrar in Buenos Aires. In addition, so long as the listed notes are listed on the Luxembourg Stock Exchange and the Luxembourg Stock Exchange rules so require, there will be a Paying Agent and a Transfer Agent in Luxembourg. Telecom will give to the Trustee written notice of the location of any such office or agency and of any change of location thereof.

Prescription

Claims filed in Argentine courts for payment of principal or of interest on or in respect of the notes (including Additional Amounts) will be proscribed unless made within three years after the later of:

•	the date on which the first payment became due, and

•	if the full amount payable has not been received by the Trustee in New York City on or prior to such due date, the date on which the full amount having been so received, notice shall have been given to the holders of notes of such series by the Trustee that the full amount has been received.

Claims filed in the courts of the State of New York will be subject to the applicable statute of limitations for such claims, which currently is six years.

Authentication

The notes and the coupons, if any, appertaining thereto will not become valid or obligatory until the certificate of authentication thereon will have been duly signed by the Trustee or its agent.

Replacement of Notes

The Trustee is authorized, in accordance with and subject to applicable law, exchange regulations and any conditions set forth in the notes, authenticate and deliver notes in exchange for or in lieu of notes that become mutilated, defaced, destroyed, stolen or lost. In every case, the applicant for a substitute note will be required to furnish to Telecom and to the Trustee such security or indemnity as may be required by each of them and, in every case of destruction, loss or theft, to evidence to their satisfaction of the apparent destruction, loss or theft of such note and of the ownership thereof.

Governing Law

The notes and the indenture shall be construed in accordance with and governed by the laws of the State of New York without regard to any rules regarding conflicts of laws; provided, however, that all matters relating to the due authorization, execution, issuance and delivery of the notes, the capacity of Telecom, and matters relating to the legal requirements necessary in order for the notes to qualify as “negotiable obligations” under Argentine law, shall be governed by the Negotiable Obligations Law and other applicable Argentine laws and regulations.

Submission to Jurisdiction

Any suit, action or proceeding against Telecom or its properties, assets or revenues with respect to the notes or the indenture (a “Related Proceeding”) may be brought in the Supreme Court of the State of New York, County of New York; or in the United States District Court for the Southern District of New York; or in the courts of Argentina that sit in Buenos Aires, as the person bringing such Related Proceeding may elect in its sole discretion. Telecom has consented to the non-exclusive jurisdiction of each such court for the purpose of any Related Proceeding and has irrevocably waived any objection to the laying of venue of any Related Proceeding brought in any such court and to the fullest extent it may effectively do so and the defense of an inconvenient forum to the maintenance of any Related Proceeding or any such suit, action or proceeding in any such court.

Telecom has agreed that service of all writs, claims, process and summonses in any Related Proceeding brought against it in the State of New York may be made upon CT Corporation System, presently located at 111 Eighth Avenue, New York, New York 10011 (the “Process Agent”), and Telecom irrevocably appointed the Process Agent as its agent and true and lawful attorney-in-fact in its name, place and stead to accept such service of any and all such writs, claims, process and summonses, and has agreed that the failure of the Process Agent to give any notice to it of any such service of process shall not impair or affect the validity of such service or of any judgment based thereon. Telecom has agreed to maintain at all times an agent with offices in New York City to act as its Process Agent. Nothing in the indenture shall in any way be deemed to limit the ability to serve any such writs, process or summonses in any other manner permitted by applicable law.

To the extent that Telecom or any of its revenues, assets or properties shall be entitled, with respect to any Related Proceeding at any time brought against Telecom or any of its revenues, assets or properties in the courts identified above, to any immunity from suit, from the jurisdiction of any such court, from attachment prior to judgment, from attachment in aid of execution of judgment, from execution of a judgment or from any other legal or judicial process or remedy, and to the extent that in any such jurisdiction there shall be attributed such an immunity, Telecom has irrevocably agreed not to claim and has irrevocably waived such immunity to the fullest extent permitted by law (including, without limitation, the Foreign Sovereign Immunities Act of 1976 of the United States). Telecom has agreed that final judgment in any such suit, action or proceeding brought in such a court will be conclusive and binding on it and may be enforced in any court to the jurisdiction of which Telecom is subject by a suit upon such judgment, provided that service of process is effected upon Telecom in the manner specified above or as otherwise permitted by law.

However, should enforcement against Telecom’s assets be sought in Argentina, courts may refuse to grant such enforcement on the basis that Telecom’s assets are subject to the provision of an essential public service or pursuant to applicable provisions of the Argentine Bankruptcy law.

About the Trustee

The recitals contained in the indenture and in the notes, except the Trustee’s certificates of authentication, shall be taken as statements of Telecom, and the Trustee assumes no responsibility for the correctness of the same. The Trustee will make no representation as to the validity or sufficiency of the indenture or of the notes.

Payments and Paying Agencies

Payments of principal of and interest on notes will be made (1) in the case of a Global Note (as defined below), by wire transfer in immediately available funds to an account maintained by the depositary with a bank in New York City, (2) in the case of an unlisted note or a listed note issued in definitive form, either (A) by a check drawn on a bank in New York City mailed to the holder at such holder’s registered address or (B) at Telecom’s option, or upon application to the Trustee by the holder of at least US$1,000,000, €1,000,000, P$1,000,000 or ¥100,000,000, as applicable, in principal amount of unlisted notes or listed notes of a particular series issued in definitive form not later than the relevant Record Date, by wire transfer in immediately available funds to an account maintained by the holder with a bank in New York City.

Payments with respect to principal of the notes at maturity will be payable to the registered holder against surrender of such notes. Payments with respect to principal (other than at maturity) of the notes and payment of interest on the notes will be made to the person in whose name such notes are registered on the Record Date, notwithstanding the cancellation of such notes upon any exchange or transfer subsequent to the Record Date and prior to such Interest Payment Date; provided, that if and to the extent Telecom shall default in the payment of the interest due on such Interest Payment Date, such defaulted interest will be paid to the person in whose name the notes are registered at the end of a subsequent record date established by Telecom by written notice given by mail by or on behalf of Telecom to the holders of the notes not less than 15 days preceding such subsequent record date, such record date to be not less than 15 days preceding the date of payment of such defaulted interest; provided further, that the interest payable upon maturity, redemption or repayment (whether or not the date of maturity, redemption or repayment is an Interest Payment Date) will be payable to the person to whom principal is payable.

Telecom expects that the depositaries for the Global Notes or their respective nominees, upon receipt of any payment of principal or interest in respect of a Global Note held by such depositaries or their respective nominees, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of the depositaries or their respective nominees. Telecom also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the name of nominees for such customers. Such payments will be the responsibility of such participants.

If the maturity date or any earlier redemption or repayment date of a note would fall on a day that is not a Business Day, the payment of principal, premium, if any, and interest will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such maturity, redemption or repayment date.

If any Interest Payment Date for a note would fall on a day that is not a Business Day, such Interest Payment Date will be the following day that is a Business Day. Any payment made pursuant to the foregoing sentence on such a next Business Day will have the same force and effect as if made on the applicable Interest Payment Date, and no interest shall accrue on such payment for the period after such date.

Holders of listed notes who elect to receive payment of principal and/or interest or the redemption price, if any, in Argentina, must file an application at the specified domicile of the Paying Agent in Argentina between the fifth and the third Business Day prior to the relevant Interest Payment Date or redemption date therefor or at maturity in order to receive such payment on the relevant Interest Payment Date or redemption date or at maturity. Such filing shall be made by completing an application for payment, which is available at the specified domicile of the Paying Agent in Argentina. In such application for payment, each such holder will be required to indicate, among other things, whether or not such holder is subject to Section 4 of Decree 1076/92 of the executive branch of Argentina (“Decree 1076/92”) and to Title VI of the Argentine Income Tax Law (text of 1997 as restated). In the event that any such holder shall fail to make such filing between the fifth and third Business Day prior to the relevant Interest Payment Date or redemption date or at maturity, as applicable, such holder shall be entitled to receive the relevant payment on the third Business Day after such filing with the Paying Agent has taken place. All payments to be made by the Paying Agent in Argentina with respect to listed notes shall be in cash or by wire transfer to an account of the holder in a bank located outside the United States (provided that the holder has provided the Paying Agent in Argentina with sufficient information concerning such account and bank not less than 5 Business Days prior to the relevant Interest Payment Date or redemption date therefor or maturity).

Any holder of the listed notes subject to Title VI of the Argentine Income Tax Law (text of 1997 as restated), must present its listed notes exclusively to the Paying Agent in Argentina and comply with the preceding paragraphs in order to receive payments of principal and/or interest thereof or the redemption price thereof.

All moneys paid by or on behalf of Telecom to the Trustee or to any paying agent for payment of the principal of or interest on a note and not applied but remaining unclaimed for three years after the date upon which such amount shall have become due and payable shall, upon the written request of Telecom, be repaid to or for the account of Telecom by the Trustee or such paying agent, the receipt of such repayment to be confirmed promptly in writing by or on behalf of Telecom, and the holder of the notes shall thereafter look only to Telecom for payment that such holder may be entitled to collect, and all liability of the Trustee or such paying agent with respect to such moneys shall thereupon cease.

Payments of Unlisted Notes

Each holder of unlisted notes shall provide to Telecom in writing the following information (i) as promptly as practicable upon acquiring the unlisted notes, but not later than fifteen Business Days prior to the first scheduled payment after such acquisition; (ii) promptly upon any change in the information previously provided, but in no case later than the 15th Business Day prior to the first scheduled payment date subsequent to such change; (iii) no later than fifteen Business Days after December 31 of each year with respect to such information as of December 31 of such year; and (iv) at such other time as Telecom shall request:

•	name, address, and residence for tax purposes and whether it is an individual or legal person;

•	in case such holder is a legal person, it shall state whether it is a banking or financial institution, and, if so, it shall also state (i) whether it is located in a country the relevant governmental authority of which has adopted the international standards approved by the Basle Committee on Banking Regulations and Supervisory Practices (the “International Standards”), (ii) whether it is located in a jurisdiction not deemed to be a low tax jurisdiction according to the Argentine income tax law and its regulatory decree, or whether it is located in a jurisdiction that has entered into an agreement of exchange of information with Argentina and if, pursuant to the applicable secrecy laws and regulations of such jurisdiction, banks can disclose information upon request of tax authorities and (iii) whether such banking or financial institution is under the supervision of the relevant central bank or equivalent agency;

•	if such holder is a resident of a country that has in force a tax treaty with Argentina, and according to such treaty, an exemption from all or part of the applicable tax, duty, assessment or governmental charge is available, such holder shall provide the information and documentation that allows the application of such tax treaty (notwithstanding the foregoing, upon acquiring the unlisted notes, and every 15 months or more frequently as may be requested by the Administración Federal de Ingresos Públicos of Argentina, or the AFIP), such holder shall provide the statement required by General Resolution No. 3497 issued by the AFIP (or any similar rule or provision that may be imposed in the future), duly certified and legalized by the corresponding tax authority, on the terms and conditions set forth in such resolution; and

•	any other information, documents or evidence that may be requested by Telecom pursuant to applicable law, statute, treaty or regulation of Argentina, or any written administrative instruction of the AFIP, that may allow Telecom to determine the tax treatment of the payments to such holder in respect of the notes.

Each holder of unlisted notes who is a legal person shall provide to Telecom in writing (i) as promptly as practicable upon acquiring the unlisted notes; (ii) no later than fifteen Business Days prior to each scheduled payment date with respect to such information as of such date, provided, in case of any change with respect to the information so provided prior to the applicable record date, the holder shall on such record date resubmit the information as of such record date; (iii) no later than fifteen Business Days after December 31 of each year with respect to such information as of December 31 of such year; (iv) promptly upon any change in the information previously provided; and (v) such other time as Telecom shall request: (a) whether its country of residence requires securities to be held in registered form (“régimen de nominatividad de títulos valores”) and, if not, such holder shall also state (b) whether it is an insurance company, open-end investment fund, pension fund or bank or financial entity the head office of which is located in a country whose relevant governmental authority has adopted the International Standards. If neither (a) or (b) is applicable to such holder, it shall state and declare whether pursuant to its by-laws or juridical nature (“naturaleza jurídica”), such holder (i) does not, as its principal activity, invest outside the jurisdiction of its incorporation or (ii) is not prohibited from performing certain transactions under its by-laws or applicable laws and regulations of the jurisdiction of its incorporation.

As a proof of the exemptions mentioned in the previous paragraph, each holder of the unlisted notes shall submit:

•	if its country of residence does require securities to be held in registered form, a certificate issued by the relevant authority of the jurisdiction of incorporation which states that the shares or other securities representing the capital of such holder, or in the case of a permanent establishment, the securities representing the capital of its parent company, are considered to be in registered form by the applicable law in the country of its incorporation;

•	if such holder is an insurance company, open-end investment fund or pension fund, it shall submit the by-laws or articles of incorporation of such holder and its parent company;

•	if such holder is a banking or financial institution, it shall submit a certificate from the relevant central bank or the relevant authority of the country of incorporation or the parent company, certified by an authorized professional, stating whether the jurisdiction of its incorporation has adopted the International Standards; or

•	if such holder declares that pursuant to its by-laws or its juridical nature, such holder (i) does not, as its principal activity, invest outside the jurisdiction of its incorporation or (ii) is not prohibited from performing certain transactions under its by-laws or applicable laws and regulations of the jurisdiction of its incorporation, such holder shall submit its by-laws and articles of incorporation. In the case of permanent establishment, it may submit a certificate certifying as to such declarations issued by its parent company duly certified by an authorized professional.

The documents shall be notarized and if executed outside of Argentina, either apostilled in accordance with the Hague convention or consularized by the Argentine Consulate of the country of incorporation of such entities.

If the holders of unlisted notes do not timely provide all or part of the information, documents or evidence that may be required by Telecom from time to time as described above, Telecom will not pay any Additional Amounts and will withhold or deduct the maximum amount that may be required by Argentine law in the absence of such information, documents or evidence.

Telecom will inform the Trustee in writing if Telecom will not be obligated to pay any Additional Amounts in respect of any holder pursuant to the information received from such holder.

Certain Definitions

“Acquired Indebtedness” means Indebtedness of a Person assumed in connection with the acquisition of all or a portion of the business (whether by merger, asset purchase or equity purchase) of such Person, other than Indebtedness incurred in connection with, or in anticipation of, such acquisition.

“Affiliate” means, with respect to any Person, a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such Person. For purposes of this definition, the term “control” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether by ownership of share capital, by contract, the power to appoint or remove a majority of the members of the governing body of that Person or otherwise.

“APE” means the acuerdo preventivo extrajudicial, an out-of-court restructuring agreement governed by Law No. 24, 522, as amended, described in this solicitation statement and, if required, to be submitted by Telecom to the reviewing court, in order to obtain such court’s approval (homologación).

“Argentine GAAP” means generally accepted accounting principles in Argentina in accordance with accounting principles adopted by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, or CPCECABA, and in accordance with the accounting regulations adopted by the CNV applicable to all public companies in Argentina. As used herein, any reference to Argentine GAAP relating to calculation of consolidated financial information for Telecom and its Subsidiaries (excluding Telecom Personal and its Subsidiaries) shall mean conformity to such principals except for the elimination of Telecom Personal and its Subsidiaries in consolidation. In the event Argentine GAAP should require in the future the application of inflation adjustments, calculations made hereunder shall be made using non-inflation adjusted figures.

“Argentine Government Obligations” means obligations issued or directly and fully guaranteed or insured by the Republic of Argentina or by any agent or instrumentality thereof, provided that the full faith and credit of the Republic of Argentina is pledged in support thereof.

“Asset Sale” means any sale, lease, transfer or other disposition of any assets by Telecom or any Restricted Subsidiary (other than Telecom Personal or any Subsidiary thereof), including by means of a merger, consolidation or similar transaction or distribution of assets (other than cash or Cash Equivalents or shares in Telecom) to any Person (each of the above referred to as a “disposition”), provided that the following are not included in the definition of “Asset Sale”:

(1)	the disposition by Telecom or any Restricted Subsidiary in the ordinary course of business of (i) cash and cash management investments and financial investments that are Cash Equivalents or Permitted Investments, (ii) inventory and other assets acquired and held for resale in the ordinary course of business, (iii) damaged, worn out or obsolete assets or (iv) rights granted to others pursuant to leases or licenses;

(2)	the sale or discount of accounts receivable arising in the ordinary course of business in connection with the compromise or collection thereof and the disposition of Receivables and Related Assets in a Permitted Receivables Financing;

(3)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(4)	a transaction permitted by “Certain Covenants of Telecom—Limitations on Mergers, Consolidations, Sales and Conveyances”, including the disposition by Telecom of all or substantially all of its assets for consideration other than cash;

(5)	any Restricted Payment permitted under “Limitation on Restricted Payments” or any Permitted Investment; or

(6)	any disposition in a transaction or series of related transactions of assets with a fair market value of less than US$5 million (or its equivalent in other currencies).

“Attributable Debt” means, with respect to any lease that is the subject of any Sale and Leaseback Transaction, at the date of determination, the present value, discounted at the rate of interest set forth or implicit in the terms of such lease (or, if not practicable to determine such rate, the weighted average interest rate borne by the notes then outstanding), compounded annually, of the total net amount of rent required to be paid under such lease during the remaining term thereof, including renewal terms at the option of the lessor (excluding amounts on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges and contingent rents).

“Board of Directors” means the board of directors of Telecom.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks are authorized or required by law or regulation to close in New York City or in Buenos Aires, or on which TARGET System is not operating.

“Capital Lease” means, with respect to any Person, any lease of any property which, in conformity with Argentine GAAP, is required to be capitalized on the balance sheet of such Person.

“Capital Stock” means capital stock or other equity participation, including partnership interests, or warrants, options or other rights to acquire capital stock or other equity participations, but excluding any debt security that is convertible into, or exchangeable for, capital stock or other such equity participations.

“Cash Balance” means, as of any Calculation Date, the closing amount of cash and Cash Equivalents as shown on the consolidated cash flow statement for Telecom and its Restricted Subsidiaries (other than Telecom Personal and its Subsidiaries) prepared in accordance with Argentine GAAP (except for the exclusion of Telecom Personal and its Subsidiaries in the consolidation) and including any amounts in the Reserve Account as of such date that Telecom is entitled to withdraw and use for its own account.

“Cash Equivalents” means

(1)	dollars, euro, pesos, the other official currencies of any member of the European Union or money in other currencies received or acquired in the ordinary course of business,

(2)	U.S. Government Obligations or certificates representing an ownership interest in U.S. Government Obligations, or securities issued directly and fully guaranteed or insured by any member of the European Union, or any agency or instrumentality thereof (provided that the full faith and credit of such member is pledged in support of those securities or other sovereign debt obligations (other than those of Argentina) rated “A” or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act, in each case with maturities not exceeding one year from the date of acquisition,

(3)	Argentine Government Obligations (including those of the Central Bank) or certificates representing an ownership interest in Argentine Government Obligations (including those of the Central Bank) with maturities not exceeding one year from the date of acquisition,

(4)	(i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptance with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of Argentina or any state thereof,

(5)	(i) demand deposits, (ii) time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, (iii) bankers’ acceptances with maturities not exceeding one year from the date of acquisition, and (iv) overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any state thereof or under the laws of any member state of the European Union, in each case whose short-term debt is rated “A-2” or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act,

(6)	repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (2) and (5) above entered into with any financial institution meeting the qualifications specified in clause (5) above,

(7)	commercial paper rated “A-2” or higher or such similar equivalent or higher rating by at least one nationally recognized statistical rating organization as contemplated in Rule 436 under the Securities Act and maturing within six months after the date of acquisition,

(8)	money market funds at least 95% of the assets of which consist of investments of the type described in clauses (1) through (7) above, and

(9)	substantially similar investments, of comparable credit quality, denominated in the currency of any jurisdiction in which such Person conducts business.

“CER” means the Coeficiente de Estabilización de Referencia or the reference stabilization coefficient as calculated by the Central Bank, or any successor thereto, in accordance with the formula set forth in Annex I of Argentine Law No. 25,713. If the CER is abrogated, found to be inapplicable or not published, references to “CER” shall refer to any replacement measure adopted under Argentine law or, in the absence of any such replacement measure, any adjustment that shall be necessary to provide a substantially equivalent rate of return on the Peso Notes in comparison with similar notes issued in dollars.

“Change in Working Capital” means, for any Excess Cash Period, the lesser of (i) the amount equal to the Working Capital as of the end of such period minus the Working Capital at the beginning of such period and (ii) 5% of the revenues of Telecom and its Restricted Subsidiaries (excluding Telecom Personal and its Subsidiaries) for the last four consecutive fiscal quarters ending on such date.

“Change of Control” means any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act), other than (x) Nortel or Sofora (for so long as either of them continues to be held, directly or indirectly, by Telecom Italia and W de Argentina – Inversiones S.L.) or (y) an Eligible Telecommunications Operator, is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Telecom; provided, that any merger or consolidation with, or sale to, an Eligible Telecommunications Operator shall not be considered a “Change of Control.”

“CNV” means the Argentine National Securities Commission (Comisión Nacional de Valores).

“Commission” means the United States of America Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act.

“CONSOB” means the Italian Securities and Exchange Commission (Comissione Nazionale per la Societá e la Borsa).

“Consolidated Net Worth” means, as of any date of determination, the shareholders’ equity of Telecom and its Restricted Subsidiaries or of the surviving entity (as such term is used under “Limitations on Mergers, Consolidations, Sales and Conveyances”), as applicable.

“Default” means any event that, with giving of any notice, the passage of time, or both, would be an Event of Default.

“Devaluation Event Cure Period” has the meaning assigned under “Devaluation Event”.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, carries the right to any mandatory dividend or distribution payment (other than a right that is expressly subject to compliance by Telecom with its obligations under the indenture), matures or is mandatorily redeemable, in whole or in part, pursuant to a sinking fund obligation or otherwise, is exchangeable for Indebtedness, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the relevant note.

“Distribution Payment” means (i) the payment by Telecom of any dividend or other distribution on any Equity Interest in cash or Cash Equivalents and (ii) the reduction of capital by Telecom paid with retained earnings or free reserves. For the purpose of determining the amount of any dividend payment or distribution made in Cash Equivalents, the Dollar Amount of such Cash Equivalents shall be calculated as of three Business Days prior to the record date for such dividend payment or distribution.

“Dollar Amount” means, as of any date, (i) with respect to outstanding Dollar Notes, the principal amount of such Dollar Notes, (ii) with respect to outstanding Yen Notes, the dollar equivalent of the principal amount of such Yen Notes converted at the Dollar Exchange Rate for such date, (iii) with respect to outstanding Peso Notes, the dollar equivalent of the principal amount of such Peso Notes converted at the Dollar Exchange Rate for such date and (iv) with respect to outstanding Euro Notes, the dollar equivalent of the principal amount of such Euro Notes converted at the Dollar Exchange Rate for such date.

“Dollar Exchange Rate” means, for any date, (i) with respect to euro, the exchange rate for dollars quoted by Bloomberg L.P. at 4:59 p.m., New York City time, on such date (or any successor or substitute service, providing rate quotations comparable to those currently provided by such service, for purposes of providing quotations of exchange rates applicable to dollars), (ii) with respect to yen, the exchange rate for dollars quoted by Bloomberg L.P. at 4:59 p.m., New York City time, on such date and (iii) with respect to pesos, the Prevailing Exchange Rate.

“Dollar Note” means any note denominated in dollars.

“Dollars” and the sign “$” or “US$” mean the lawful currency of the United States.

“EBITDA” means, for any period, the operating profit/loss for Telecom and its Restricted Subsidiaries (excluding Telecom Personal and its Subsidiaries) on a consolidated basis for such period plus, without duplication and to the extent deducted in determining such operating profit/loss, the sum of (a) amortization of intangible assets for such period and (b) depreciation of fixed assets for such period.

“Eligible Telecommunications Operator” means Telecom Italia or any internationally recognized telecommunications operator that meets the requirements of the Pliego de Bases y Condiciones approved by Argentine Decree No. 62/90, as amended, and that has a long-term debt rating that is Investment Grade.

“EMU Legislation” means the legislative measures of the European Union for the introduction of, changeover to or operation of the Euro in one or more member states of the European Union.

“Equity Interests” means all Capital Stock and all warrants or options with respect to, or other rights to purchase, Capital Stock, but excluding Indebtedness convertible into equity.

“Euro,” “euro” or “€” means the single lawful currency of member states of the European Union as constituted by the treaty establishing the European Community being the Treaty of Rome, as amended from time to time and as referred to in the EMU Legislation.

“Euro Note” means any note denominated in euro.

“Excess Cash” means, for any given Excess Cash Period, the amount equal to the sum of the following items for Telecom and its Restricted Subsidiaries (other than Telecom Personal and its Subsidiaries):

(1)	EBITDA increased by the sum of dividends received and interest income; plus/minus

(2)	any negative/positive Change in Working Capital; minus

(3)	aggregate amount of net financial expenses paid during such period (excluding deferred charges and financial interest); minus

(4)	all income taxes and other similar taxes paid during such Excess Cash Period; minus

(5)	all scheduled principal and interest payments (including any direct taxes on interest payment) under the notes and other Indebtedness of Telecom permitted under the Indenture paid in cash during such Excess Cash Period using cash generated in such Excess Cash Period; minus

(6)	all Permitted Capital Expenditures paid in cash during such period (other than Permitted Capital Expenditures financed pursuant to item (4) of the definition of Permitted Indebtedness, which are not paid in cash); minus

(7)	the amount of any Permitted Investment made pursuant to the following items of the definition of Permitted Investments paid during such period: items (7) and (14), and item (12) to the extent the acquired obligations were not applied in payments of taxes or other obligations under Argentine law during such period; plus/minus

(8)	any cash collateral required to be released/posted during such period in connection with Hedging Contracts; minus

(9)	50% of any Regulatory Capital Expenditures paid in cash during such period; minus

(10)	50% of any Mandatory Investments paid in cash during such period; minus

(11)	without duplication, any other cash expenses paid in the period and not included in the calculation of operating income; plus

(12)	an amount equal to any payment of principal made during a Devaluation Event Cure Period on Indebtedness of Telecom incurred after the issuance date having an original term of three years or more,

provided, however, that for the initial Excess Cash Period the amount of Excess Cash shall be the greater of (i) the amount of Excess Cash for such period calculated pursuant to the formula set forth above or (ii) the amount (if any) by which the Cash Balance as of the Calculation Date exceeds US$50 million (or its equivalent in other currencies), all as determined in Pesos in accordance with Argentina GAAP (except for the exclusion of Telecom Personal and its Subsidiaries in the consolidation). In the event Argentine GAAP should require in the future the application of inflation adjustments, Excess Cash shall be calculated using non-inflation adjusted figures.

For the purposes of determining Excess Cash, to the extent any cash amounts included in items (3) through (12) above are included in the calculation of Change in Working Capital, such amount shall not be duplicated in calculating items (3) through (12) above.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other financial obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part; provided that the term “Guarantee” does not include endorsements for collection or deposit in the ordinary course of business or guarantees of performance that do not include any contingent payment obligation. The term “Guarantee” used as a verb has a corresponding meaning.

“Hedging Contract” means (i) any interest rate swap agreement, interest rate cap agreement or other agreement designed to protect against fluctuations in interest rates or (ii) any foreign exchange forward contract, currency swap agreement or other agreement designed to protect against fluctuations in foreign exchange rates, in each case entered into in the ordinary course of business and not for speculative purposes.

“Incur” and “Incurrence” means, with respect to any Indebtedness, to incur, create, issue, assume or Guarantee such Indebtedness. The accretion of original issue discount or payment of interest in kind will not be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person, without duplication,

•	all obligations of such Person for borrowed money;

•	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

•	all obligations of such Person for the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business;

•	all Attributable Debt under Sale and Leaseback Transactions under which such Person is a lessee;

•	all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments, excluding obligations in respect of trade letters of credit or bankers’ acceptances issued in respect of trade payables;

•	all sales of Receivables and Related Assets of such Person together with any obligation of such Person to pay any discount, interest, fees, indemnities, penalties, recourse, expenses or other amounts in connection therewith (except to the extent such sales of Receivables and Related Assets are non-recourse);

•	all obligations of such Person under Hedging Contracts;

•	Disqualified Stock of such Person;

•	all Indebtedness of others secured by any Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; and

•	all Indebtedness of other Persons Guaranteed by such Person to the extent so Guaranteed.

The amount of Indebtedness of any Person will be deemed to be:

(1) with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation;

(2) with respect to Indebtedness secured by a Lien on an asset of such Person but not otherwise the obligation, contingent or otherwise, of such Person, the lesser of (x) the fair market value of such asset on the date the Lien attached and (y) the amount of such Indebtedness;

(3) with respect to any Indebtedness issued with original issue discount, the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness;

(4) with respect to any Hedging Contract, the net amount payable if such Hedging Contract terminated at that time due to default by such Person;

(5) with respect to any sale of Receivables and Related Assets, the amount of the unrecovered capital or principal investment of the purchase (other than Telecom or a wholly owned Restricted Subsidiary of Telecom) thereof, excluding amounts representative of yield or interest earned on such investment; and

(6) otherwise, the outstanding principal amount thereof.

The outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any Guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall not be double counted.

“Interest Payment Date” means April 15 and October 15 of each year, commencing after the issuance date; provided that if any Interest Payment Date would fall on a day other than a Business Day, such Interest Payment Date shall be the next succeeding Business Day with the same force and effect as if made on such April 15 or October 15, as applicable, with no accrual of interest for the period after such date.

“Interest Period” means (a) initially, the period commencing on the issuance date and ending on the first Interest Payment Date and (b) thereafter, each subsequent period commencing on the last day of the immediately preceding Interest Period and ending on the next Interest Payment Date.

“Investment” means,

(1)	any direct or indirect advance, loan or other extension of credit to another Person,

(2)	any capital contribution to another Person, by means of any transfer of cash or other property or in any other form,

(3)	any purchase or acquisition of Equity Interests, Indebtedness or other instruments or securities issued by another Person, including the receipt of any of the above as consideration for the disposition of assets or rendering of services, or

(4)	any Guarantee of any obligation of another Person, but only when payment has been made thereunder or such arrangement would be classified and accounted for as a liability on the balance sheet of the guarantor.

For the avoidance of doubt, Investments do not include capital expenditures (which are separately restricted under “Certain Covenants of Telecom – Limitations on Capital Expenditures”).

If Telecom or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary so that, after giving effect to that sale or disposition, such Person is no longer a Subsidiary of Telecom, or designates any Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the provisions of the indenture, all remaining Investments of Telecom and its Restricted Subsidiaries in such Person shall be deemed to have been made at that time.

“Investment Grade” means a rating of BBB-/Baa3 or higher or such similar equivalent or higher rating by an internationally recognized statistical rating organization including a statistical rating organization recognized by the Commission as a “nationally recognized statistical rating organization.”

“Issuance Date” means the date of issuance and delivery of the notes. The APE agreement provides that the issuance date shall occur as soon as practicable but in any event within 90 days after receipt of the court order granting approval (homologación) to the APE.

“Leverage Ratio” means, as of any date of determination, the ratio of (i) total outstanding Indebtedness as of such date (calculated without giving effect to the discount to net present value applied to restructured debt under Argentine GAAP pursuant to Technical Resolution no. 17 of the CPCECABA or any similar standard then in effect) to (ii) EBITDA for the most recently completed period of four consecutive fiscal quarters, in each case for Telecom and its Restricted Subsidiaries (excluding Telecom Personal and its Subsidiaries) on a consolidated basis as prepared in accordance with Argentine GAAP (except for the exclusion of Telecom Personal and its Subsidiaries in the consolidation).

“Leverage Ratio Adjustment Event” means (i) the making of a Distribution Payment by Telecom or (ii) the incurrence of any capital expenditure in excess of the Permitted Capital Expenditures using funds from the Reserve Account or (iii) the making of a Mandatory Investment using funds from the Reserve Account.

“Lien” means, with respect to any asset, any mortgage, assignment, security interest, pledge, lien, encumbrance, trust, or any preferential arrangement having the practical effect of constituting a security interest with respect to such asset.

“Major Devaluation Event” means any act or series of acts taken by the government of Argentina, general market conditions or any other event which results in real devaluation of the peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004. The calculation of the real devaluation of the peso will be based on the average of the United States Consumer Price Index and the Argentine Consumer Price Index for the relevant six month period (based on the last business day of each month during such period).

“Mandatory Investments” means Investments in the Fideicomiso de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones or similar vehicle created for the purpose of financing development of the Argentine telecommunications industry and related purposes.

“Market Purchase” means the purchase of any Notes available for sale in the secondary market through broker-dealers or similar intermediaries at a price lower than the principal amount thereof, provided that any notes so purchased shall be surrendered promptly to the Trustee for cancellation.

“Measurement Date” means the end of business on the third day next preceding the applicable record date for the payment or redemption of any note; provided that if any such day falls on a day that is not a Business Day, the next succeeding Business Day.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash (including (i) payments in respect of deferred payment obligations to the extent corresponding to principal, but not interest, when received in the form of cash and (ii) proceeds from the conversion of other consideration received when converted to cash), net of, without duplication,

(1)	brokerage commissions and other fees and expenses related to such Asset Sale, including, without limitation, reasonable fees and expenses of counsel, accountants, currency exchange agents and investment bankers;

(2)	provisions for taxes and all other governmental charges and claims of any nature whatsoever payable as a result of such Asset Sale;

(3)	payments required to be made as a result of such Asset Sale or to repay Indebtedness at the time of such Asset Sale that is secured by a Lien on the property or assets sold or is required to be repaid out of the proceeds of such Asset Sale; and

(4)	appropriate amounts to be provided as a reserve against liabilities associated with such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and indemnification obligations associated with such Asset Sale, with any subsequent reduction of the reserve other than by payments made and charged against the reserved amount to be deemed a receipt of cash.

“Net Debt Proceeds” means, with respect to Incurrence by Telecom of any Indebtedness after the issuance date (excluding Permitted Indebtedness and Indebtedness relating to Sale and Leaseback Transactions), except to the extent that such Indebtedness does not result in cash proceeds, the aggregate net proceeds received in cash, after the payment of reasonable expenses, commissions and the like incurred in connection therewith.

“Net Equity Proceeds” means, with respect to any sale of Qualified Equity Interests of Telecom by Telecom or any sale of Qualified Equity Interests by any of Telecom’s Restricted Subsidiaries to parties other than Telecom and its Restricted Subsidiaries, the aggregate net proceeds received in cash, after the payment of reasonable expenses, commissions and the like incurred in connection therewith. If Disqualified Stock or Indebtedness is converted into Qualified Equity Interests of Telecom, the amount so converted shall be deemed to be Net Equity Proceeds received at the time of conversion.

“Net Income” means, for any Person for such period, the net income (loss) of such Person determined in accordance with Argentine GAAP.

“Net Revenues” means, for any period, the net revenues of Telecom and Restricted Subsidiaries (other than Telecom Personal and its Subsidiaries) determined in accordance with Argentine GAAP (except for the exclusion of Telecom Personal and its Subsidiaries in the consolidation).

“Net Tangible Assets” means, for any Person, the aggregate amount of assets of such Person determined in accordance with Argentine GAAP consistent with those applied in the preparation of such Person’s annual audited financial statements, less goodwill, organizational expenses, research and development expenses, trademarks, trade names, copyrights, patents, patent applications, licenses and rights in any thereof, and other similar intangibles and any items not included in the foregoing which are treated as intangibles in conformity with Argentine GAAP.

“Note” or “note” means any Series A Note or Series B Note, including, to the extent provided herein, any loan issued in exchange for such Notes pursuant to the APE.

“Note Payment” means the payment of the outstanding Series A Notes and Series B Notes, together with accrued interest, if any, to the date fixed for payment and any Additional Amounts, which payment shall be applied to the remaining installments of the Notes in direct order of maturity, with such payment being made pro rata among the Notes based on the next remaining scheduled amortization payments, provided, that any such payment made during a Devaluation Event Cure Period will be paid to holders of notes pro rata.

“Núcleo” means Núcleo S.A.

“Núcleo Refinancing” means the refinancing of the Núcleo Syndicated Loan by agreement among Núcleo and the lenders who are parties to such syndicated loan, and the refinancing of additional indebtedness of Núcleo that is related to or conditional on the refinancing of such syndicated loan.

“Núcleo Syndicated Loan” means the syndicated loan dated October 7, 1999 between Núcleo and a group of lending banks in an original amount equal to US$55 million.

“Officer” means, when used with respect to Telecom, the president, chief executive officer, chief financial officer, chief accounting officer, any member of the Board of Directors, or any of their respective attorneys-in-fact designated by Telecom.

“Officers’ Certificate” means a certificate signed by any two Officers of Telecom.

“Operating Subsidiary” means (a) any Restricted Subsidiary of Telecom that is (i) engaged directly or indirectly in and whose business consists primarily of or is related to, or whose income derives directly from, operating, acquiring, developing or constructing any telecommunications services and related business and (ii) whose business does not consist primarily of acting as a holding company or finance company or vehicle for one or more other members of the Restricted Subsidiaries or (b) any Subsidiary of a Operating Subsidiary described in clause (a).

“Opinion of Counsel” means an opinion in writing signed by legal counsel who may be an employee of or counsel to Telecom or other counsel which opinion and which counsel shall be reasonably satisfactory to the Trustee.

“Optional Redemption” has the meaning set forth under “Redemption at Telecom’s Option.”

“Permitted Business” means any business conducted by Telecom or its Subsidiaries as of the issuance date, and any business providing telecommunications services or any business reasonably related, incidental, complementary or ancillary thereto.

“Permitted Capital Expenditures” means the following expenditure by Telecom or any Restricted Subsidiary (excluding Telecom Personal and any Subsidiary thereof) for investment in the business of Telecom or any Restricted Subsidiary (other than Telecom Personal and any Subsidiary thereof):

(1)

(a) for the fiscal years 2004 through 2011, the greater of (i) 15% of Net Revenues for the prior fiscal year and (ii) US$75 million (or its equivalent in other currencies) for fiscal year 2004, US$110 million (or its equivalent in other currencies) for fiscal year 2005, US$170 million (or its equivalent in other currencies) for fiscal year 2006, US$185 million (or its equivalent in other currencies) for fiscal year 2007, US$160 million (or its equivalent in other currencies) for each of fiscal years 2008 and 2009, US$155 million (or its equivalent in other currencies) for each of fiscal years 2010 and 2011, respectively, and (b) for the fiscal year 2012 and thereafter, 15% of Net Revenues for the prior fiscal year ( “Scheduled Permitted Capital Expenditures”), plus

(2)	for any fiscal year, the amount (if any) by which (i) the aggregate amount of Permitted Capital Expenditures for the immediately preceding fiscal year exceeds (ii) the aggregate amount of capital expenditures actually made during such preceding fiscal year (excluding those made by application of Net Equity Proceeds or Net Cash Proceeds) calculated based on the exchange rate in effect at the end of Telecom’s most recently completed fiscal quarter, (“Carry-over Amount”); provided that for any fiscal year, the maximum Carry-over Amount shall be the amount of Scheduled Permitted Capital Expenditures for the immediately preceding fiscal year, minus

(3)	50% of any Regulatory Capital Expenditures.

Notwithstanding the foregoing, during the Devaluation Event Cure Period, the amount of Permitted Capital Expenditures shall be reduced to 50% of the Permitted Capital Expenditures for the Devaluation Event Cure Period; provided, that such reduction in the Permitted Capital Expenditures shall be applied to increase the Permitted Capital Expenditures for the succeeding twelve month period equally over such period.

“Permitted Investment” means:

(1)	any Investment in Telecom or in a Restricted Subsidiary of Telecom (other than Telecom Personal) that is engaged in a Permitted Business;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by Telecom or any Subsidiary of Telecom in a Person, if as a result of such Investment,

(A)	such Person becomes a Restricted Subsidiary of Telecom engaged in a Permitted Business, or

(B)	such Person is merged or consolidated with or into, or transfers or conveys substantially all its assets to, or is liquidated into, Telecom or a Restricted Subsidiary engaged in a Permitted Business;

(4)	Investments received as non-cash consideration in an Asset Sale made pursuant to and in compliance with “Certain Covenants of Telecom—Limitations on Asset Sales” or received as non-cash consideration in a refinancing of an existing Investment;

(5)	any Investment acquired solely in exchange for Qualified Equity Interests in Telecom;

(6)	Hedging Contracts otherwise permitted under the indenture;

(7)	the following Investments in Telecom Personal:

(A)	up to an aggregate of US$150 million (or its equivalent in other currencies) of Investments in Telecom Personal during the term of the notes; provided that if at any time Telecom’s direct or indirect ownership interest in Telecom Personal falls below 90%, the amount of Investments permitted under this clause shall be reduced to the following levels: (i) if Telecom’s ownership interest is less than 90% but equal to or more than 85%, US$100 million (or its equivalent in other currencies); (ii) if Telecom’s ownership interest is less than 85% but equal to or more than 80%, US$50 million (or its equivalent in other currencies); and (iii) if Telecom’s ownership interest is less than 80%, zero, it being understood that any Investment Permitted under this clause at the time the Investment is made will remain a Permitted Investment notwithstanding a subsequent reduction in the amounts permitted hereunder; and

(B)	any Investment in Telecom Personal required to be made pursuant to the covenant entitled “Reinvestment of Telecom Personal Distribution Payments”;

(8)	Investments in a Securitization Subsidiary in connection with a Permitted Receivables Financing, which Investment consists of the transfer of Receivables and Related Assets;

(9)	any Mandatory Investments;

(10)	(i) receivables owing to Telecom or any of its Restricted Subsidiaries if created or acquired in the ordinary course of business, (ii) Hedging Contracts and any Cash Equivalents or other cash management investments or liquid or portfolio securities pledged on collateral pursuant to Hedging Contracts, (iii) endorsements for collection or deposit in the ordinary course of business, (iv) securities, instruments or other obligations (and related Hedging Contracts) received in compromise or settlement of debts created in the ordinary course of business, or by reason of a composition or readjustment of debts or reorganization of another Person, or in satisfaction of claims or judgments, and (v) securities, instruments or other obligations received in the ordinary course of business and related Hedging Contracts received in connection with mandatory or voluntary exchange offers set up by the federal, provincial or municipal government of Argentina;

(11)	payroll, travel and other loans or advances to, or Guarantees issued to support the obligations of, officers and employees, in each case in the ordinary course of business;

(12)	national, provincial or other Argentine Government Obligations acquired in the ordinary course of business, which obligations can be applied in payment of taxes or other obligations under Argentine law;

(13)	any Investment by Telecom Personal permitted under the Telecom Personal Debt; and

(14)	in addition to Investments listed above, Investments in an aggregate amount, taken together with all other Investments made in reliance on this clause, not to exceed US$30 million (or its equivalent in other currencies) (net of, with respect to the Investment in any particular Person made pursuant to this clause, the cash return thereon received after the issuance date as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization not to exceed the amount of such Investments in such Person made after the issuance date in reliance on this clause); provided, that the $30 million amount of Permitted Investments under this clause will be reduced by 50% of any Mandatory Investment made by Telecom or any Restricted Subsidiary (other than such Mandatory Investments funded out of the Reserve Account); it being understood that any Investment permitted under this clause at the time the Investment is made will remain a Permitted Investment notwithstanding a subsequent reduction in the amounts permitted hereunder; provided further that the $30 million amount of Permitted Investments under this clause may not be used to repurchase notes or any Indebtedness of any Subsidiary of Telecom.

“Permitted Receivables Financing” means any receivables financing facility or arrangement pursuant to which a Securitization Subsidiary or any third party including a trustee purchases or otherwise acquires accounts receivable of Telecom or any Restricted Subsidiary and enters into a third party financing thereof on terms that the Board of Directors has concluded are customary and market terms fair to Telecom and its Restricted Subsidiaries; provided that (i) accounts receivable used in connection with such Permitted Receivables Financing transactions shall not exceed US$50 million in the aggregate during the term of the notes, (ii) any debt obligation related to such Permitted Receivables Financing shall be non-recourse and (iii) neither Telecom nor any Restricted Subsidiary shall be obligated to generate accounts receivable at any point pursuant to any such transaction.

“Permitted Refinancing Indebtedness” means an extension or renewal of, replacement of, or substitution for, or issue of Indebtedness in exchange for, or the net proceeds of which are used to repay, redeem, repurchase, refinance or refund, including by way of defeasance (all of the above, for purposes of this clause, “refinance”) then outstanding Indebtedness of Telecom or any of its Restricted Subsidiaries incurred under “—Limitations on Indebtedness” in an amount not to exceed the principal amount of the Indebtedness so refinanced, plus accrued interest, premiums, fees and expenses; provided that any such refinancing (other than a refinancing that results in the repayment of all of the notes then outstanding) (A) shall not provide for any mandatory redemption, amortization or sinking fund requirement in an amount greater than or at a time prior to the amounts and times specified in the Indebtedness being replaced, renewed, refinanced or extended and (B) in case the Indebtedness being refinanced is pari passu to the notes, any such refinancing Indebtedness is made pari passu or subordinated to the notes and, in case the Indebtedness being refinanced is subordinated indebtedness, such refinancing Indebtedness is subordinated to the notes to the same extent as the Indebtedness being refinanced.

“Person” means any individual, corporation, partnership, joint venture, association, company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Peso,” “Pesos” or “P$” means freely transferable lawful currency of Argentina.

“Peso Note” means any note denominated in pesos.

“Prevailing Exchange Rate” means the exchange rate for converting pesos into dollars published by Banco de la Nación Argentina or, if such exchange rate is not published by Banco de la Nación Argentina or reflects a rate of exchange that differs from the average rates available in the free exchange market on such day by 10% or more, the average rates for such day.

“Qualified Equity Interests” means all Capital Stock of a Person other than Disqualified Stock.

“Qualified Telecom Personal Indebtedness” has the meaning assigned under “Restricted Payments”.

“Receivables and Related Assets” means any account receivable (whether now existing or arising thereafter) of Telecom or any Restricted Subsidiary, and any assets, related thereto, including all collateral securing such accounts receivable, all contracts and contract rights and all Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Record Date” means the end of business on the fifteenth day preceding the applicable Interest Payment Date, whether or not such day is a Business Day; provided that in the event the first Interest Payment Date occurs less than fifteen days after the issuance date, the Record Date shall mean the date on or prior to the issuance date which shall be specified by Telecom.

“Regulatory Capital Expenditures” means any capital expenditures made by Telecom or any of its Restricted Subsidiaries in order to comply with applicable laws and regulations.

“Reserve Account” has the meaning assigned under “Reserve Account.”

“Restricted Subsidiary” means any direct or indirect Subsidiary of Telecom, other than an Unrestricted Subsidiary.

“Sale and Leaseback Transaction” means, with respect to Telecom or any Restricted Subsidiary, any transaction or series of related transactions (excluding, however, any such transaction between Telecom and one or more Restricted Subsidiaries or between or among any two or more Restricted Subsidiaries) pursuant to which Telecom or any Restricted Subsidiary sells or transfers any property in connection with the leasing, or the resale against installment payments, or as part of an arrangement involving the leasing or resale against installment payments, of such Property to the seller or transferor and which transaction or series of transactions is accounted for as a Capital Lease.

“Securitization Subsidiary” means a Subsidiary of Telecom:

(1) that is designated a “Securitization Subsidiary” by the Board of Directors,

(2) that does not engage in, and whose charter prohibits it from engaging in, any activities other than Permitted Receivables Financings and any activity necessary, incidental or related thereto,

(3) no portion of the Indebtedness or any other obligation, contingent or otherwise, of which

(A) is Guaranteed by Telecom or any of its Restricted Subsidiaries,

(B) is recourse to or obligates Telecom or any of its Restricted Subsidiaries in any way, or

(C) subjects any property or asset of Telecom or any of its Restricted Subsidiaries, directly or indirectly, contingently or otherwise, to the satisfaction thereof,

(4) with respect to which neither Telecom or any of its Restricted Subsidiaries (other than an Unrestricted Subsidiary) has any obligation to maintain or preserve its financial condition or cause it to achieve certain levels of operating results other than, in respect of clauses (3) and (4), pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Permitted Receivables Financing.

“Sofora” means Sofora Telecomunicaciones Sociedad Anónima or any successor holding company formed by Telecom Italia as a direct or indirect holding company holding shares of Capital Stock of Nortel.

“Subordinated Indebtedness” means any Indebtedness of Telecom that is subordinated in right of payment to the notes pursuant to a written agreement to that effect.

“Subsidiary” means:

•	a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time directly or indirectly owned by Telecom, or

•	any other Person (other than a corporation) in which Telecom, directly or indirectly at the date of determination thereof, has at least a majority ownership interest.

“TARGET System” means the Trans-European Automated Real-Time Gross Settlement Express Transfer System.

“Telecom Italia” means Telecom Italia S.p.A.

“Telecom Personal” means Telecom Personal S.A.

“Telecom Personal Debt” means new debt instruments entered into by Telecom Personal in connection with its debt restructuring and any refinancings thereof.

“Telecom Personal Distribution Payment” means (i) the payment by Telecom Personal of any dividend or other distribution on any Equity Interest and (ii) the reduction of capital by Telecom Personal paid with retained earnings or free reserves. For the purpose of determining the amount of any dividend payment or distribution made in Cash Equivalents, the Dollar Amount of such Cash Equivalents shall be calculated as of three Business Days prior to the record date for such dividend payment or distribution. Any defined terms used in this definition have the meanings assigned to such term in the Telecom Personal Debt.

“Telecom Personal EBITDA” means, for any period, the operating profit/loss for Telecom Personal and its Restricted Subsidiaries (excluding Núcleo and its Subsidiaries) on a consolidated basis for such period plus, without duplication and to the extent deducted in determining such operating profit/loss, the sum of (a) amortization of intangible assets for such period and (b) depreciation of fixed assets for such period.

“Telecom Personal Net Revenues” means, for any period, the net revenues of Telecom Personal and its Subsidiaries which are Restricted Subsidiaries determined in accordance with Argentine GAAP.

“Telecom Personal Permitted Capital Expenditures” means the following expenditures by Telecom Personal or any Restricted Subsidiary (other than Núcleo and any Subsidiary thereof) for investment in the business of Telecom Personal and any Restricted Subsidiary (other than Núcleo and any Subsidiary thereof):

(1)

(a) for the fiscal years 2004 through 2011, the greater of (i) 50% of Telecom Personal EBITDA for the prior fiscal year and (ii) US$85 million (or its equivalent in other currencies) for each of fiscal year 2004 and 2005, US$80 million (or its equivalent in other currencies) for each of fiscal year 2006 through 2009, US$85 million (or its equivalent in other currencies) for fiscal year 2010, US$90 million (or its equivalent in other currencies) for fiscal year 2011 and (b) for the fiscal year 2012 and thereafter, 50% of Telecom Personal EBITDA for the prior fiscal year (“Telecom Personal Scheduled Permitted Capital Expenditures”), plus

(2)	for any fiscal year the amount (if any) by which (i) the aggregate amount of Telecom Personal Permitted Capital Expenditures for the immediately preceding fiscal year exceeds (ii) the aggregate amount of capital expenditures actually made during such preceding fiscal year (excluding those made by application of Net Equity Proceeds or Net Cash Proceeds) calculated based on the exchange rate in effect at the end of Telecom Personal’s most recently completed fiscal quarter (“Telecom Personal Carry-over Amount”); provided that for any fiscal year, the maximum amount of the Telecom Personal Carry-over Amount shall be the amount of Telecom Personal Scheduled Permitted Capital Expenditures for the immediately preceding fiscal year, minus

(3)	50% of capital expenditures that are required by applicable laws or regulations.

Notwithstanding the foregoing, during the Devaluation Event Cure Period, the amount of Telecom Personal Permitted Capital Expenditures shall be reduced to 50% of the Telecom Personal Permitted Capital Expenditures for the Devaluation Event Cure Period; provided that such reduction in the Telecom Personal Permitted Capital Expenditure shall be applied to increase the Telecom Personal Permitted Capital Expenditures for the succeeding twelve month period.

“Unrestricted Subsidiary” means any Subsidiary of Telecom that at the time of determination has been designated an Unrestricted Subsidiary and has not subsequently been designated a Restricted Subsidiary, in accordance with “Certain Covenants of Telecom—Designation of Restricted and Unrestricted Subsidiaries.”

“U.S. Government Obligations” means obligations issued or directly and fully guaranteed or insured by the United States of America or by any agent or instrumentality thereof, provided that the full faith and credit of the United States of America is pledged in support thereof.

“Voluntary Reduction of Capital” means any reduction of capital or optional revaluation of assets undertaken by Telecom, other than (i) any such action that is required by applicable laws or regulations, including accounting regulations applicable to publicly listed companies in Argentina and (ii) any such reduction of capital paid with retained earnings of free reserves.

“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

“Working Capital” means, as of any date, the amount equal to the current assets (excluding “cash and “banks”, “investments”, “credits related to income tax” and similar taxes) minus the current liabilities (excluding “current financial debt”, “reserves”, “liabilities related to income tax” and similar taxes and liabilities related to capital expenditures) of Telecom and its Restricted Subsidiaries (other than Telecom Personal and its Subsidiaries) prepared in accordance with Argentine GAAP.

“Yen” or “¥” means freely transferable lawful currency of Japan.

“Yen Note” means any note denominated in yen.

Form of Notes; Book-Entry System

General

The notes being issued to persons within the United States or to U.S. persons will be registered under the Securities Act (the “Registered Notes”). The notes being issued in offshore transactions to non-U.S. persons (the

“Regulation S Notes”) will not be registered under the Securities Act and will be issued in reliance on Regulation S under the Securities Act; such notes will be subject to the restrictions described in “Transfer Restrictions and Jurisdictional Notices.”

Except as set forth below, the listed notes will be issued in registered, global form in minimum denominations of US$1.00, €1.00, P$1.00 or ¥100, and integral multiples of US$1.00, €1.00, P$1.00, or ¥100, in excess thereof, as applicable.

The unlisted notes will be issued in certificated (i.e., non-global) form to holders of outstanding loans, without interest coupons, and will originally be issued in the same denomination as the holders’ outstanding loans that are being restructured pursuant to the APE.

Except as set forth below, the listed notes that are Registered Notes will be issued in book-entry form and will be evidenced by one or more global certificates in registered form, without coupons attached (collectively, the “Registered global notes”). The listed notes that are Regulation S Notes will be issued in book-entry form and will be evidenced by one or more global certificates in registered form without coupons attached (collectively, the “Regulation S global notes” and, together with the Registered global notes, the “global notes”). The global notes will be deposited with or on behalf of one or more depositaries, to include DTC and Euroclear Bank, as operator of Euroclear and/or Clearstream, Luxembourg, and will be registered in the name of such depositary or its nominee. Unless and until the notes are exchanged in whole or in part for other notes that we issue, or the global notes are exchanged for definitive notes, the global notes may not be transferred except as a whole by the depositary to a nominee or a successor of the depositary. Beneficial interests in the global notes may not be exchanged for notes in definitive form except in the limited circumstances described below. See “—Issuance of Definitive Notes.” In addition, investors who are not eligible to hold securities through DTC may be required to obtain definitive notes. If you require a definitive note you must contact the settlement agent immediately. See “—Issuance of Definitive Notes.”

The global notes will be accepted for clearance by DTC, Euroclear and Clearstream, Luxembourg. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by DTC, Euroclear and/or Clearstream, Luxembourg.

So long as the depositary, or its nominee, is the registered holder of a global note, the depositary or its nominee will be considered the sole holder of such note provided, however, that notwithstanding the foregoing, a beneficial owner of a global note will have the right (i) to obtain evidence of its beneficial ownership interest in a global note in accordance with Argentine Decree 677/01, as amended, from Caja de Valores S.A. (or any other securities clearing service or collective deposit system, including DTC, Euroclear and Clearstream) and (ii) to pursue remedies against the Company and assert rights in a legal action brought in Argentina under Argentine law in respect of its beneficial ownership interest in a note (including the right to initiate summary proceedings (acción ejecutiva) in the manner provided by the Negotiable Obligations Law with respect thereto), and for such purposes, such beneficial owner will be treated as the owner of that portion of the global note which represents its beneficial ownership interest therein. Except as described below under “—Issuance of Definitive Notes,” no participant, indirect participant or other person will be entitled to have global notes registered in its name, receive or be entitled to receive physical delivery of global notes in definitive form or be considered the owner or holder of the global notes. Each person having an ownership or other interest in global notes must rely on the procedures of the applicable depositary, and, if a person is not a participant in the depositary, must rely on the procedures of the participant or other securities intermediary through which that person owns its interest to exercise any rights and obligations of a holder under the indenture or the global notes.

The Clearing Systems

The following description of the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Telecom takes no responsibility for these operations and procedures and urges holders to contact the system or their participants directly to discuss these matters.

DTC, Euroclear and Clearstream, Luxembourg have advised us as follows:

DTC. DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC participants include securities brokers and dealers, including parties that may act as underwriters, dealers or agents with respect to the securities, banks, trust companies, clearing corporations and certain other organizations, some of which, along with certain of their representatives and others, own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Purchases of the global notes within the DTC system will be made by or through participants, which will receive a credit for the global notes on DTC’s records. The ownership interest of each beneficial owner of global notes will in turn be recorded on the participants’ and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases and DTC has advised that Telecom will take any action permitted to be taken by a holder of the global notes, including the presentation of the global notes for exchange, as described below, only at the direction of one or more participants to whose account the DTC interests in the global certificates are credited, and only for the portion of the aggregate liquidation amount of the global notes as to which the participant or participants has or have given the direction.

Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices for the global notes held in book-entry form through DTC will be sent to Cede & Co.

Although voting with respect to the global notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the global notes. Under its usual procedures, DTC would mail an omnibus proxy to the trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those participants to whose accounts the global notes are allocated on the record date identified in a listing attached to the omnibus proxy.

Distributions and any other amounts payable in respect of the global notes will be made to DTC in immediately available funds. Payments will be made to beneficial owners of the global notes in accordance with the rules and procedures of DTC or its direct and indirect participants, as applicable. Neither Telecom nor the trustee nor any of our agents will have any responsibility or liability for any aspect of the records of any securities intermediary in the chain of intermediaries among DTC, Euroclear and Clearstream, Luxembourg and any beneficial owner of an interest in a global note, or the failure of DTC, Euroclear and Clearstream, Luxembourg or any intermediary to pass through to any beneficial owner any payments that Telecom makes to DTC.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global certificates among participants of DTC, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither Telecom nor the trustee nor any of our respective agents will have any responsibility for the performance by DTC or its participants or indirect participants under the rules and procedures governing DTC. DTC may discontinue providing its services as securities depository with respect to the global notes at any time by giving notice to us. Under these circumstances, in the event that a successor securities depository is not obtained, certificates for the Notes are required to be printed and delivered to us. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC or any successor depository. In that event, certificates for the Notes will be printed and delivered to us. In each of the above circumstances, we will appoint a paying agent with respect to the Notes.

Subject to the transfer restrictions set forth under “Transfer Restrictions and Jurisdictional Notices,” secondary market trading between DTC participants will occur in accordance with DTC’s rules, and will be settled in immediately available funds using DTC’s same-day funds settlement system.

Euroclear.    Euroclear Bank holds securities for its participants and clears and settles transactions between its participants through simultaneous electronic book-entry delivery against payment. Euroclear Bank provides various other services, including safekeeping, administration, clearance and settlement and securities lending and borrowing, and interfaces with domestic markets in several countries. Securities clearance accounts and cash accounts with Euroclear Bank are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable law (collectively, the “Euroclear Terms and Conditions”). The Euroclear Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear.

Clearstream, Luxembourg.    Clearstream, Luxembourg is incorporated under the laws of The Grand Duchy of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries.

Subject to the transfer restrictions set forth under “Transfer Restrictions and Jurisdictional Notices,” transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in accordance with their respective rules and operating procedures.

Issuance of Definitive Notes

So long as a depositary holds the global certificates of a particular series of notes, such global certificates will not be exchangeable for definitive securities of that series unless:

•	a depositary notifies Telecom that it is unwilling or unable to continue to act as depositary for the notes or ceases to be a clearing agency registered under the Exchange Act of 1934 and a successor depositary is not appointed within 120 days;

•	the depositary is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business;

•	the non-payment when due of amounts payable on the notes (whether, in each case, on account of interest, redemption amounts or otherwise) shall have occurred and be continuing for 30 days.

If Telecom issues definitive notes in exchange for a global note, the depositary, as holder of that note, will surrender it against receipt of the definitive notes, cancel the book-entry notes, and distribute the definitive notes to the persons and in the amounts that the depositary specifies.

In connection with the APE, investors who are not eligible to receive securities through DTC may be required to obtain definitive notes. If you require a definitive note to be issued to you upon consummation of the APE, you must contact the settlement agent immediately and request a definitive note. As stated above, we reserve the right to determine, in our sole discretion, whether a note shall be issued in definitive form.

The unlisted notes will be issued only in definitive form.

Definitive notes will be issued in registered form only. To the extent permitted by law, Telecom and any paying agent shall be entitled to treat the person in whose name any definitive security is registered as its absolute owner.

Registration and Transfer of Notes

Transfers of beneficial interests in the global notes issued in the APE to holders of Telecom’s currently outstanding Series C notes which are deposited at DTC will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream, Luxembourg), which may change from time to time. Transfers of beneficial interests in the global notes which are cleared through Euroclear or Clearstream, Luxembourg will be subject to the applicable rules of Euroclear or Clearstream, Luxembourg, respectively.

All transfers of definitive notes and entries on the register will be made subject to the provisions in the Indenture relating to the notes. The regulations may be changed with the prior written approval of the trustee. Registration of transfer of unlisted notes will be made in the amount equal to (i) US$5 million, €5 million, P$5 million or ¥500 million and integral multiples of US$1.00, €1.00, P$1.00 or ¥100, in excess thereof, as applicable or (ii) the same denomination as the holders’ unlisted notes. If definitive securities representing the listed notes are issued in the limited circumstances described above under “—Issuance of Definitive Notes,” those securities may be transferred in whole or in part in denominations of any whole number of securities. Definitive securities may be transferred upon surrender of the definitive securities together with the form of transfer endorsed on it, duly completed and executed at the specified office of a paying agent. The new certificate representing the securities that were transferred will be sent to the transferee within three business days after the paying agent receives the certificate transferred, by uninsured post at the risk of the holder entitled to the securities represented by the certificate, to the address specified in the form of transfer. If only part of a securities certificate is transferred, a new securities certificate representing the balance not transferred will be sent to the transferor by uninsured post at the risk of the transferor within three business days after the paying agent receives the certificate. The new certificate representing the balance will be delivered to the transferor by uninsured post at the risk of the transferor, to the address of the transferor appearing in the records of the paying agent. No holder of a definitive note may require the transfer of a note to be registered during the period of 15 days ending on the due date for any payment of the redemption price of the notes.

The transfer or exchange of any note (or beneficial interest therein) may only be made for a note of the same series and tranche. For avoidance of doubt, no exchanges shall be permitted between Series A listed notes and Series A unlisted notes, between Series B listed notes and Series B unlisted notes or Series A listed notes denominated in dollars and Series A listed notes denominated in currencies other than dollars.

Registration of transfers of notes will be effected without charge by or on behalf of Telecom or the registrar, paying and transfer agent, but upon payment (or the giving of such indemnity as the registrar and transfer agent may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

The notes being issued to non-U.S. persons (the “Regulation S Notes”) will be subject to certain restrictions on transfer and will bear the applicable restrictive legend referred to in “Transfer Restrictions and Jurisdictional Notices” prior to the end of the 40-day distribution compliance period (40 days from the issuance date).

Settlement

Initial settlement for the global notes and settlement of any secondary market trades in the global notes will be made in same-day funds. Book-entry notes issued in the APE to holders of the Telecom’s currently outstanding Series C notes will settle in DTC’s Same-Day Funds Settlement System. All other global notes will settle through Euroclear or Clearstream, Luxembourg.

The unlisted notes and any listed notes issued in definitive form will be delivered to the trustee who will in turn deliver them to the address specified by the holder in the letter of transmittal or instruction letter.

Payments on the Notes

Except as set forth under “—Foreign Exchange Restrictions,” payments on the notes will be made in the currency in which the notes are denominated.

Payments of any amounts in respect of the global notes will be made by Telecom to the depositary. Payments will be made to beneficial owners of the global notes in accordance with the rules and procedures of the depositary or its direct and indirect participants, as applicable. Neither Telecom, nor the trustee nor any of our agents will have any responsibility or liability for any aspect of the records of any securities intermediary in the chain of intermediaries between the depositary and any beneficial owner of an interest in a global note, or the failure of the depositary or any intermediary to pass through to any beneficial owner any payments that we make to the depositary.

Payments in respect of definitive securities will be made to the person in whose name the definitive securities are registered as it appears in the register for that note. Payments will be made in respect of the notes by check drawn on a bank in New York or by wire transfer to the holder’s account. Definitive securities should be presented to the paying agent for redemption. See “Description of the Notes—Payments and Paying Agencies.”

The trustee will designate a principal paying agent for Telecom and may designate an additional or substitute paying agent at any time. The principal paying agent shall initially be The Bank of New York. The paying agent shall be permitted to resign as paying agent upon 30 calendar days’ written notice to the trustee and Telecom. In the event that The Bank of New York shall no longer be the paying agent, Telecom shall appoint a successor (which shall be a bank or trust company acceptable to the trustee) to act as paying agent.

The definitive notes may be presented for payment and surrendered for registration of transfer or exchange at our agency maintained for that purpose in the Borough of Manhattan, The City of New York, currently the office of the trustee located at 101 Barclay Street, Floor 21 West, New York, New York 10286, Attn: Thomas Tabor.

TRANSFER RESTRICTIONS AND JURISDICTIONAL NOTICES

The APE solicitation and the issuance of notes to holders of outstanding debt in Argentina, Italy, Luxembourg and the United States will constitute public offers in these jurisdictions and will be conducted in compliance with the relevant public offer rules of the CNV in Argentina, the CONSOB in Italy, the Commission de Surveillance du Secteur Financier in Luxembourg and the SEC in the United States. No action will be taken to comply with the relevant public offer rules of any other jurisdiction. The APE solicitation is not being made to any holder of outstanding debt in any jurisdiction in which it is unlawful to make such solicitation, or for the holder of outstanding debt to provide a power of attorney in favor of The Bank of New York, as settlement agent, or commit, to sign the APE directly. Each holder of notes and/or outstanding debt must comply with all applicable laws and regulations in force in any jurisdiction in which it participates in the APE and/or receives the notes and must obtain any consent, approval or permission required by such jurisdiction for participation in the APE and/or the receipt of the notes under the laws and regulations in force in any jurisdiction to which such holder of notes and/or outstanding debt is subject or in which it participates in the APE and/or receives the notes we will not have any responsibility therefor.

Italy

In Italy, this APE solicitation will be made to holders of the outstanding notes pursuant to an Italian solicitation document which will be registered with the CONSOB. This solicitation statement can only be distributed or circulated in Italy to holders of outstanding loans and in relation to the APE solicitation directed at such holders. The APE solicitation to holders of the outstanding notes in Italy constitutes a public offer and will be subject to the relevant Italian public offer rules.

United Kingdom

This solicitation statement has been issued by us, is our sole responsibility for the purposes of the United Kingdom Financial Services and Financial Services and Markets Act 2000 and is only for circulation to persons outside the United Kingdom, persons falling within Article 43(1)(b) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, (the “Order”) and other persons to whom it may lawfully be communicated in accordance with the Order. The value of an investment may go down as well as up. Beneficial owners of outstanding debt should seek advice from an independent financial advisor as to whether they should participate in this APE solicitation.

United States

The notes being issued within the United States or to U.S. persons will be registered under the Securities Act. The Regulation S Notes will be offered in offshore transactions in reliance on Regulation S of the Securities Act. The Regulation S Notes will not be registered under the Securities Act and will therefore be subject to the restrictions described below. Each recipient of Regulation S Notes, by its acceptance thereof, will be deemed to

(1)	represent that it is accepting Regulation S Notes for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a non-U.S. person that is outside the United States (or a non-U.S. person that is a dealer or other fiduciary of a non-U.S. person);

(2)	understand that the Regulation S Notes will be represented by the Regulation S global security and that, for a period of 40 days following the issuance date, transfers thereof may not be made to any U.S. person or for the account or benefit of a U.S. person;

(3)	represent and agree that it will not, as part of the initial distribution of the Regulation S Notes, sell short or otherwise sell, transfer or dispose of the economic risk of the notes into the United States or to a U.S. person;

(4)	represent and agree that until the date that is 40 days subsequent to the date of the original issuance of the Regulation S Notes it will, and that each subsequent holder is required to, notify any subsequent purchaser from it of the resale restrictions set forth in the preceding sentences; and

(5)	understand that the Regulation S Notes will bear a legend to the following effect unless otherwise agreed by Telecom and the holder thereof:

“THIS NOTE (OR ITS PREDECESSOR) HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS, EXCEPT PURSUANT TO A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR IN CERTAIN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.”

DIRECTORS, SENIOR MANAGEMENT, SUPERVISORY COMMITTEE AND EMPLOYEES

The Board of Directors

Management of the business of Telecom is vested in the Board of Directors. Our bylaws provide for a Board of Directors consisting of no fewer than three and no more than nine directors and up to the same or a lower number of alternate directors. Telecom currently has six directors and six alternate directors. Three directors and two alternate directors are independent and therefore are neither employed by, nor affiliated with, Telecom, Nortel, the Telecom Italia Group or the Werthein Group. Directors and alternate directors are normally elected at annual ordinary general meetings of the shareholders and serve renewable one fiscal year terms.

Because a majority of shares are owned by Nortel, Nortel as a practical matter may have the ability to elect the majority of directors and alternate directors. In the absence of a director, the corresponding alternate director may attend and vote at meetings of the Board of Directors.

The directors and alternate directors of Telecom as of the date of this solicitation statement (and as ratified by the annual shareholders meeting held on April 29, 2004) are as follows:

Name	Position	Date Director became a Member of the Board
Amadeo Ramón Vázquez	Chairman of the Board of Directors	November 18, 2002
Gerardo Werthein	Vice Chairman of the Board of Directors	December 19, 2003
Oscar Carlos Cristianci	Director	December 19, 2003
Alberto Yamandú Messano	Director	November 18, 2002
Raúl Antonio Miranda	Director	December 19, 2003
Julio Pedro Naveyra	Director	April 29, 2004
Guillermo Alberto Brizuela	Alternate Director	December 19, 2000
Ignacio Abel González García	Alternate Director	April 29, 2004
Adrián Werthein	Alternate Director	December 19, 2003
Osvaldo Canova	Alternate Director	December 19, 2003
Franco Alfredo Livini	Alternate Director	January 30, 2002
Luis María Gómez Iza	Alternate Director	April 29, 2004

Amadeo Ramón Vázquez is a graduate in law and political science. He has been a director of Telecom since 2002. Formerly he was an independent director of several financial institutions and companies. He is also a director of Tenaris S.A. and President of the Audit Committee of Tenaris S.A. (Luxembourg). He was born on January 25, 1942.

Gerardo Werthein is a veterinarian. He is affiliated with the Werthein Group. He was born on December 3, 1955.

Oscar Carlos Cristianci is an accountant. He is also President of Sofora and Director of Nortel Inversora S.A., Telecom Personal S.A. and Publicom S.A. He was born on September 27, 1942.

Alberto Yamandú Messano is an economist. He is also President of Nortel, Personal and of Publicom. He was born on September 30, 1950.

Raúl Antonio Miranda is an accountant. He is an independent director. He is also president of Capital Assets Managers S.A. and member of the supervisory committee of Caja de Valores S.A. He was born on July 25, 1950.

Julio Pedro Naveyra is an accountant. He is also Director of Telecom Personal S.A. and Publicom S.A. He is also a member of the Supervisory Committees of La Nación S.A. and Supermercados Makro. He was born on March 24, 1942.

Guillermo Alberto Brizuela is an economist. He is the controller for South America of Telecom Italia Argentina. He is also an alternate director of Micro Sistemas, Núcleo, Telecom Personal and Publicom. He was born on January 15, 1968.

Ignacio Abel González García is an accountant. He is an Alternate Director of Telecom. He is Director of Telecom Personal S.A. and Publicom S.A. He is also a member of the Supervisory Committees of La Nación S.A. and Sociedad Anónima Importadora y Exportadora de la Patagonia. He was born on April 23, 1944.

Adrián Werthein is an accountant. He is affiliated with the Werthein Group. He was born on January 18, 1952.

Osvaldo Canova is an accountant. He is an independent director. He was born on December 8, 1934.

Franco Alfredo Livini is an engineer. He is President of Pirelli Argentina. He is also a director of Pirelli Cables, Pirelli Neumáticos, Sofora Telecommunicaciones, Telecom Personal and Publicom. He is an Alternate Director of Nortel and Telecom. He was born on December 10, 1928.

Luis María Gómez Iza is a lawyer. He is also a member of the Supervisory Committees of Pirelli Energía Cables y Sistemas de Argentina S.A., Pirelli Neumáticos S.A.I.C., Pirelli Consultora Conductores e Instalaciones S.A. and Tel 3 S.A.

See “Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

Senior Management

Our senior management members are the following:

Name	Position	Date of Designation
Carlos Felices	Chief Executive Officer	August 2002
Valerio Cavallo	Controller and Chief Financial Officer	November 2002
Juan Carlos Onni	Director of Staff and Information Resources	November 2002
Luis Perazo	Director of Communications and External Affairs	November 2002
Edmundo S. Poggio	Director of Business Strategy and Corporate Solutions	November 2002
Héctor Caram	Director of Internal Audit	September 2003
Alfonso Peña Robirosa	Director of Legal Affairs	February 2004
María Delia Carrera	Director of General Secretary	November 2002
Marcelo de Carli	Director of Commercial Unit	March 2003
Roger Fromentin	Director of Network Unit	September 2003
Juan José Schaer	Director of Human Resources, Services	November 2002
Guillermo Gully	Director of Human Resources, Policies	July 2003
José María Peña Fernández	Director of Purchasing Department	October 2003
Marco de Lissicich	General Director of Telecom Personal	March 2003
Juan Carlos Onni	General Director of Publicom	May 2002

Carlos Felices is a business administrator. He began working for Telecom in 2002. He was formerly manager of finance and treasurer of YPF S.A. He was formerly executive director of financial operations for Latin America in the United States at Pfizer International Inc. and formerly executive director of finance at Pfizer Brazil/Argentina. He was born on April 18, 1945.

Valerio Cavallo is an economist. He began working for Telecom in May 2001. He was formerly Director of Budget and Reporting at Telecom Italia. He was born on April 21, 1960.

Juan Carlos Onni is an economist. He began working for Telecom in September 1991 and is currently Director of Staff. He was Director of the Northeast Region for Telecom until December 1992, Director of Operations-Buenos Aires Unit until October of 1995, and Director for Large Customer Accounts until November of 1998. Previously, he worked for Video Visión. He was born on June 17, 1945.

Luis Perazo is an engineer. He began working for Telecom in May 1992 and is currently director of Communications and External Affairs. He was a manager of Strategic Planning until January of 1997, and Director of External Affairs until March of 1999. He was formerly manager of Strategic Marketing of Siemens. He was born on December 28, 1947.

Edmundo S. Poggio is a telecommunications engineer. He began working for Telecom in June 1991 and is currently Director of Business Strategy and Corporate Solutions. He was a manager for the Large Customer Accounts unit until July of 1993, manager in the marketing department until November of 1994, and Director of Regulatory Framework until November 1998. Previously, he worked in the commercial unit of SADE and in the General Manager’s Office of Microsistemas. He is also an alternate director of Nahuelsat S.A. He was born on February 6, 1949.

Héctor Caram is an accountant. He began working for Telecom in 2003 and is currently Director of Internal Audit. Formerly, he was Senior Manager of Pistrelli, Henry Martin y Asociados S.R.L., (a member firm of Ernst & Young Global). He was born on July 9, 1965.

Alfonso Peña Robirosa is a lawyer. Formerly, he was General Counsel of Bank Boston N.A. He was born on July 11, 1959.

María Delia Carrera is a lawyer. She began working for Telecom in 1992 and is currently Director of General Secretary. Formerly, she was the manager of legal affairs of Compañía Argentina de Teléfonos S.A. She was born on August 27, 1948.

Marcelo de Carli is a business administrator. He began working for Telecom in November 1993. Formerly, he worked at IBM Argentina. He was born on April 26, 1957.

Roger Fromentin is an engineer. He began working for Telecom in 2003 and is currently Director of Network Unit. Formerly, he was Director of Technical Unit of Telecom El Salvador. He was born on November 13, 1947.

Juan José Schaer is a lawyer. He began working for Telecom in 1991 in various human resources positions. He was born on October 11, 1954.

Guillermo Gully is an engineer. He began working for Telecom in 2003 and is currently Director of Human Resources, Policies. Formerly, he was Director of Human Resources of Telecom Italia Latam. He was born on October 27, 1944.

José María Peña Fernández is an engineer. He began working for Telecom on October 15, 2003. He was formerly general manager of Tel3. He was born on October 18, 1951.

Marco de Lissicich is a lawyer. He was formerly president of Grupo TIM (Telecom Italia Mobile) Brazil. He was born on November 30, 1946.

See “Major Shareholders and Related Party Transactions—Shareholders’ Agreement” for a description of certain arrangements regarding the selection of executive officers.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$2,100,000 or which provides a public service or which is listed on any stock exchange to have a Supervisory Committee. The Supervisory

Committee is responsible for overseeing our compliance with our bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. The members of the Supervisory Committee are also authorized:

•	to call ordinary or extraordinary shareholders’ meetings,

•	to place items on the agenda for meetings of shareholders,

•	to attend meetings of shareholders, and

•	generally to monitor the affairs of Telecom.

Our bylaws provide that the Supervisory Committee is to be formed by three or five members and three or five alternate members, elected by the majority vote of all shareholders. Members of the Supervisory Committee are elected to serve one fiscal year terms and may be re-elected.

The members and alternate members of the Supervisory Committee as the date of this solicitation statement are:

Name	Position and Date of Designation	Profession	Experience
Enrique Garrido	Chairman of the Supervisory Committee—April 29, 2004	Lawyer	Member of Allende & Brea
María Rosa Villegas Arévalo	Member of the Supervisory Committee—April 29, 2004	Lawyer	Member of Allende & Brea
Gerardo Prieto	Member of the Supervisory Committee—April 29, 2004	Accountant
Rafael La Porta Drago	Alternate Member of the Supervisory Committee—April 29, 2004	Lawyer	Member of Allende & Brea
Germán A. Ferrarazzo	Alternate Member of the Supervisory Committee—April 29, 2004	Lawyer	Member of Allende & Brea
Guillermo Feldberg	Alternate Member of the Supervisory Committee—April 29, 2004	Accountant

Enrique Garrido has been a member of our Supervisory Committee since 1990. On April 29, 2004, he was appointed Chairman of the Supervisory Committee. He is also President of: Eurofides S.A., Vice President of: Juncal Compañía de Seguros S.A., Juncal Compañía de Seguros de Vida S.A., Juncal Compañía de Seguros de Autos Patrimoniales S.A., Banca Nazionale del Lavoro S.A., La Estrella S.A. Compañía de Seguros de Retiro, BNL Inversiones Argentina S.A., Fidia S.A.; Director of: Lottomatica Argentina S.A., D.A. Stuart S.A., Apco Argentina S.A., Todofutbol S.A.; Alternate Director of: Teck Minera de Argentina S.A., Nitragin S.A., Aeropuertos Argentina 2000 S.A.; Member of the Supervisory Committee of: Telecom Personal, Micro Sistemas S.A., Nortel and Publicom; President of the Liquidation Committee of Gursa Compañía de Reaseguros S.A. He was born on June 7, 1937.

María Rosa Villegas Arévalo has been a member or alternate member of our Supervisory Committee since 1991. She is also Alternate Director of: Solvay Indupa S.A.I.C., Inergy Automotive Argentina S.A.; Member of the Supervisory Committee of: Sirti Argentina S.A., Publicom, Litoral Gas S.A., Tibsa Inversora S.A., Bankers Trust Argentina S.A. Sociedad de Bolsa, Bankers Trust S.A., Agente de Mercado Abierto, Lottomatica S.A., Micro Sistemas S.A., Telecom Personal, Sofora Telecomunicaciones S.A., Latin American Nautilus Argentina S.A. and Nortel Inversora S.A.; Alternate Member of the Supervisory Committee of: NYLI Holdings (Argentina) S.R.L. She was born on February 18, 1953.

Gerardo Prieto has been a member of our Supervisory Committee since 2004. He is also President of: Campofin S.A. and Polifin S.A.; a Director of: Caja de Seguros S.A. and Caja Vida S.A.; and an Alternate Director of: Caja de Ahorro y Seguros S.A. He was born on March 3, 1951.

Rafael La Porta Drago has been an alternate member of our Supervisory Committee since 2004. He is also a Director of Chos Malal Video Cable S.A. and a Member of the Supervisory Committee of Colón Cable Color S.A., San Carlos Visión S.A., Revico S.A., Televisora Capitón Sarmiento S.A., Suárez Video S.A, Telecable Péres S.A., Televisión Privada S.A., Sistema Regional de Televisión S.A. and Video Cable Repedidora. He was born on August 1, 1938.

Germán A. Ferrarazzo has been an alternate member of our Supervisory Committee since 2004. He is a lawyer and also a director of: BNL Sociedad Gerente de Fondos de Inversion S/A, Cable Vision Del Comahue, Las Heras Televisión and Information Technology Acquisition Corp. S.A.; and an alternate director of La Durre S.A., Jacobel S.A., Reynolds Latas de Aluminio Argentina S.A., Litoral Gas S.A., and Tibsa Inversora S.A. He was born September 11, 1952.

Guillermo Feldberg has been an alternate member of our Supervisory Committee since 2004. He is also a President of Pinfarko S.A., Caroline Establecimientos Agropecuarios S.A. and Agropecuaria La Victoria S.A.; a Vice President of Doble “G” del Litoral S.A.; and an alternate director of Campofin S.A. and Polifin S.A. He was born on February 20, 1951.

Compensation

The aggregate remuneration paid or accrued by Telecom to the members and alternate members of the Board of Directors, the members of the Supervisory Committee and the executive officers of Telecom as a group was approximately P$7.5 million during the year ended December 31, 2003. During the year ended December 31, 2003, Telecom was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

The shareholders meeting held on April 30, 2003 authorized compensation payments of an amount up to P$1.8 million to the members of the Board of Directors that during the fiscal year 2003 fulfilled special tasks assigned by the Board of Directors and/or independent directors. Further, it gave power to the Board of Directors to increase the P$1.8 million limit by a reasonable amount in the case of further inflation in the Argentine economy.

The members of the Board of Directors of Telecom received for services rendered as directors a total of P$1.3 million during the year ended December 31, 2003. The members of the Supervisory Committee of Telecom received a total of P$0.2 million during the year ended December 31, 2003. Compensation for the executive officers of Telecom amounted to approximately P$6 million during the year ended December 31, 2003, including payments owed to the Operators for services provided by highly qualified personnel pursuant to the Management Agreement.

Telecom and our Chief Executive Officer, Mr. Carlos Felices, or the CEO, executed an agreement in 2002 by means of which Telecom has agreed to pay to the CEO, or his heirs, a fixed amount subject to the occurrence of any of the following events:

•	Telecom terminates the employment agreement without justified grounds under Argentine labor law;

•	the CEO terminates the employment agreement on the grounds that Telecom has, without the CEO’s consent, modified his position, duties or tasks as established in the employment agreement, or in general, any unilateral decision of Telecom modifying any of the material terms of the employment agreement impairing the CEO’s rights; or

•	death, incapacity or retirement of the CEO.

The underlying funds that are subject to the CEO’s agreement have been transferred to a trust whose beneficiary is the CEO and as a result, the underlying funds are remote from Telecom’s creditors.

Board Practices

Under Argentine law, directors have the obligation to perform their duties with loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to Telecom, our shareholders and third parties for the improper performance of their duties, for violations of law, our bylaws or regulations and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by the bylaws or regulations or by resolution of the shareholders’ meeting. In these cases, a director’s liability will be determined with reference to the performance of these duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities in competition with Telecom without express authorization of a shareholders’ meeting. Certain transactions between directors and Telecom are subject to ratification procedures established by Argentine law.

The Supervisory Committee is responsible for overseeing our compliance with our bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the annual ordinary general meeting a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. See “—Supervisory Committee” for further information regarding the Supervisory Committee.

In April 2001, Telecom amended its bylaws pursuant to which an executive committee of the Board of Directors was created. According to the terms of the amended bylaws, this committee (whose appointment is at the option of the Board of Directors) would consist of three or four members of the Board of Directors and would have powers to manage and administer the business of Telecom. In April 2002, our shareholders resolved that the executive committee will consist of three members and amended the bylaws accordingly. The Board of Directors decided not to implement this executive committee during fiscal years 2002 and 2003.

The Board of Directors may appoint general or special managers, to whom the Board of Directors may delegate certain management powers. These managers have the same fiduciary duties to Telecom and third parties as the members of the Board of Directors. Notwithstanding the appointment of these general or special managers, the members of the Board of Directors continue to be liable for their actions to Telecom and third parties.

At our ordinary and extraordinary shareholders’ meeting held on December 18, 1995, the shareholders granted the Board of Directors the ability to procure officers’ and directors’ insurance with respect to claims brought against the officers and/or directors relating to the performance of their duties. Telecom has provided this insurance to our officers and directors since that time. At present, the total amount covered by this insurance is US$35,000,000.

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree.” The intention of this decree was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The term “investor” has a broad meaning including shareholders, institutional investors like pension funds and intermediaries. Other objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

The Transparency Decree has vested in members of the Board of Directors:

•	the duty to disclose certain events, such as any fact or situation which is capable of affecting the value of the securities or the course of negotiation;

•	the duty of loyalty and diligence;

•	the duty of confidentiality; and

•	the duty to consider the general interests of all shareholders over the interest of the controlling shareholder.

A director will not be liable if, notwithstanding his presence at a meeting at which a resolution was adopted or his knowledge of the resolution, a written record exists of his opposition thereto and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Telecom terminates upon approval of the directors’ performance by the shareholders’ meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that this liability does not result from a violation of the law or the bylaws or regulations.

Additionally, the Transparency Decree provides that those who infringe the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

The Transparency Decree also provides that companies making a public offering of their shares shall appoint an audit committee, or the “Audit Committee,” to be formed by three or more members of the Board of Directors. The majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A relative of any member of the Board of Directors cannot qualify as an independent director if that member of the Board of Directors cannot qualify as an independent director.

Among the duties of the Audit Committee shall be:

•	providing the market with complete information on transactions with which there might be a conflict of interest with the members of the corporate bodies or controlling shareholders;

•	giving an opinion on the fulfillment of legal requirements and reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the case of capital increases where first refusal rights have been excluded or limited;

•	giving an opinion regarding transactions with related parties in certain cases;

•	supervising internal systems and verifying norms of conduct; and

•	reviewing the plans of external auditors and evaluating their performance, among others.

Pursuant to General Resolution No. 400/02 of the CNV, published in the Official Gazette on April 5, 2002, the provisions of the Transparency Decree relating to the Audit Committee shall be applicable for the financial years beginning on or after January 1, 2004. The Audit Committee was required to be appointed on May 28, 2004 at the latest. However, prior to May 28, 2003, the companies subject to these provisions of the Transparency Decree were required to take certain steps towards the appointment of this committee. In this regard, Telecom has undertaken the following steps, which were approved by the Board of Directors in April 2003:

•	defined the organization of the Audit Committee and the minimum eligibility requirements for its members;

•	planned the main tasks of the Audit Committee;

•	identified the operating resources for the Audit Committee; and

•	established a basic training program for the members of the Audit Committee; and

•	The “Normativa de Implementación del Comité de Auditoría” (a set of guidelines for the Audit Committee) was filed with the CNV. The CNV had no comments on these guidelines.

In addition, the shareholders at the shareholders’ meeting held on February 18, 2004 approved the inclusion of section 10 Bis. of the bylaws, by which the Audit Committee was included in the bylaws of Telecom. Our Board of Directors at the Board of Directors’ meeting held on April 29, 2004 appointed Raúl Antonio Miranda,

Julio Pedro Naveyra and Alberto Yamandú Messano, as members of the Audit Committee. Raúl Antonio Miranda and Julio Pedro Naveyra are independent directors under Argentine law.

At the Board of Directors meeting held on April 29, 2004 the Board of Directors resolved on the final composition of the Audit Committee, and as a result, the Temporary Audit Committee described below ceased its tasks and duties and the Audit Committee came into effect.

The Audit Committee is comprised of three members who shall remain in their offices until the following annual shareholders meeting. The following directors were appointed as members of the Audit Committee: Raúl Antonio Miranda (independent director), Julio Pedro Naveyra (independent director) and Alberto Yamandú Messano.

According to the “Normativa de Implementación del Comité de Auditoria”, in case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in such position until the following annual shareholders meeting.

Until April 29, 2004, Telecom operated with a Temporary Audit Commission consisting of three members, two of whom are independent directors. The task and duties of the Temporary Audit Commission differed from those of the Audit Committee. The Temporary Audit Commission performed auxiliary tasks to assist the Board of Directors in monitoring Telecom’s audit functions, including monitoring internal control systems, reviewing the accuracy of financial information sent to the CNV and supervising the performance of audits.

In 2002, in order to improve internal controls over our and our subsidiaries’ operations, Telecom implemented several authorization procedures for disbursements and transactions. Additionally, in 2003, Telecom created a Purchase Committee. The Purchase Committee approves disbursements and/or transactions for amounts in excess of the amount that may be approved by the CEO individually. In addition, the Purchase Committee approves all transactions with related parties which do not need to be approved by the Board of Directors.

Telecom has also established a disclosure committee, or the Disclosure Committee, which is responsible for monitoring the collection, processing and submission to the CEO and CFO of information relating to Telecom and our consolidated subsidiaries that is required to be included in disclosure reports in order to ensure timely and accurate disclosure of material information. The duties of the Disclosure Committee include the following:

•	assisting the CEO and CFO in evaluating the effectiveness of our internal controls and disclosure procedures prior to the filing of annual reports;

•	suggesting any improvements in internal controls and/or disclosure procedures as a result of this evaluation;

•	verifying that our processes for information collection, processing and control are in compliance with our internal controls and disclosure procedures such that the accuracy of our disclosures can be verified; and

•	providing assistance in determining what information may be considered material to Telecom and our subsidiaries.

Until May 2004, Telecom had a Compensation Committee which had its first meeting in August 2002. The Compensation Committee is comprised of three members of the Board of Directors and the Director of Human Resources Services, who serves as secretary of the committee. In May 2004 this function was assumed by a newly created Management Council comprised of four members of the Board of Directors.

There is no family relationship between any Director, Alternate Director, member of the Supervisory Committee or executive officer and any other Director, Alternate Director, member of the Supervisory Committee or executive officer except for Gerardo Werthein and Adrián Werthein, who are distant cousins.

On February 5, 2003, Nortel and Mr. Amadeo R. Vázquez, the Chairman of the Board of Directors, entered into an agreement under which Nortel agreed to appoint Mr. Vázquez as director of Telecom for three years. Mr. Vázquez agreed to perform his duties as director of Telecom in compliance with Argentine law. On March 10, 2003 the agreement was amended to take into consideration Mr. Vázquez’s proactive involvement in our current affairs.

As a result of the developments relating to economic uncertainty in Argentina, the devaluation and volatility of the Argentine peso, the pesification of our rates and default on principal and interest on our financial debt obligations, our Board of Directors proposed to our shareholders at the April 30, 2003 General Shareholders Meeting that two accounting firms be designated as our independent auditors in connection with the audit of our financial statements for the year ended and as of December 31, 2003. As a result of the marginal improvements in the Argentine economy and further developments in our restructuring plan, our Board of Directors proposed to our shareholders at the April 29, 2004 General Shareholders Meeting that Price Waterhouse & Co. be designated as our independent auditors to audit our financial statements as of and for the year ended December 31, 2004. Our shareholders approved this resolution and, as a result, Price Waterhouse & Co. has been designated as the independent auditors to audit our financial statements for the year ended and as of December 31, 2004.

Employees and Labor Relations

The total number of employees of Telecom and its subsidiaries was 13,943 as of December 31, 2003, of which approximately 60% belonged to one of three unions, primarily to the Argentine Federation of Telephone Workers and Employees, known by its Spanish acronym “FOEECITRA.” All management and senior positions are held by non-union employees. Approximately 6% of our employees are employed on a temporary basis.

As of October 1, 2003, we added 1,393 employees with full benefits. These employees had previously worked for us as employees of third parties with whom we had entered into service contracts. These employees work primarily in customer service for Telecom and its subsidiaries, including services provided through the call center, information services, service repair and other areas of customer service. These employees will receive seniority credit for the years in which they worked for Telecom through an outside contractor in determining their benefits.

The principal components of labor costs are basic wages (the majority of labor costs), overtime, incentive programs and fringe benefits. Telecom also incurs certain other related costs, including contributions to pension funds covering all of our employees, amounts in respect of health and family allowances, additional pension amounts and life insurance premiums for employees covered by collective bargaining agreements. Most of the contributions listed above are mandated by law.

Despite the economic uncertainty and the pressures on the part of the union organizations to establish compensation increases for the employees they represent, Telecom has managed to make transitory agreements that were in effect during 2002 and 2003 and which have allowed Telecom to adapt cost structures in accordance with industrial needs.

With respect to the call center, Telecom has signed a collective bargaining agreement with FOEECITRA, which applies to the employees in the interior region of the country. During 2002, a similar agreement was signed with the union that represents the employees in the City of Buenos Aires known by the Spanish acronym “FOETRA”.

Telecom has negotiated a new collective bargaining agreement for the Telecommunications sector employees that perform call center and basic telephony activities exclusively in the Buenos Aires area.

The Argentine government, within the framework of the Public Emergency Law, has issued a number of decrees requiring private companies to pay additional sums to all personnel represented by unions. As a result, Telecom has incurred an increase in costs related to employees represented by unions.

In July 2003, the Argentine government imposed a definitive, fixed increase in basic wages for employees covered by collective bargaining agreements.

In light of the socioeconomic climate in Argentina, since early 2003 trade union organizations have lobbied to renegotiate salary increases, which have not varied in the past decade. In September 2003, we agreed to wage adjustments for employees represented by trade unions. The September 2003 agreement provides that the wages covered by the agreement will not be subject to further negotiation for a one-year period.

We have agreed to defer negotiations under one of our collective bargaining agreements until August 2004.

Employees by Business Activity

The table below shows the number of employees of Telecom and our subsidiaries at December 31, 2001 and 2002 and as of December 31, 2003:

	December 31, 2001	December 31, 2002(1)	December 31, 2003
Basic telephony	10,810	11,152	11,467
Cellular telephony	2,284	1,991	2,063	(2)
Data transmission and Internet	224	207	311
Directory publishing	1,043	107	102

(1)	In 2002 the call center was transferred to Telecom Argentina together with the 110 service.
(2)	Approximately 274 of these employees are employed in Paraguay by Núcleo.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Luis Perazo holds 520 Class B Shares of Telecom. María Delia Carrera holds 231 Class B shares of Telecom. No other officer of Telecom holds obligations or capital stock of Telecom.

María Rosa Villegas Arévalo holds 115 Class B shares of Telecom. Enrique Garrido holds 231 Class B shares of Telecom. No other members of the Supervisory Committee of Telecom hold obligations or capital stock of Telecom.

No director, executive officer or member of the Supervisory Committee of Telecom holds more than 1% of their respective class of shares.

Share Ownership Plan

At the time of the privatization of ENTel in 1990, the Argentine government created, pursuant to the List of Conditions and other applicable rules, a Share Ownership Plan, or SOP, for the employees of ENTel acquired by Telecom, Telintar and Startel. The employees of CAT acquired by Telecom at the time of the merger were also included in the SOP.

The SOP included 10% of our shares, consisting of 98,438,098 Class C shares, that were transferred by the Argentine government to the employees described in the paragraph above through a general transfer agreement signed on December 29, 1992, as subsequently modified by Decree No. 1834/93 and Decree No. 6823/95, or the General Transfer Agreement. Our Class C shares consist exclusively of shares sold in connection with the SOP.

The Class C shares were sold in installments; consequently, the shares are pledged to guarantee the payment of the balance of the purchase price that is owed by the holders to the Argentine government. In addition, the shares are covered by a share syndication agreement and held in trust by Banco Ciudad de Buenos Aires.

According to applicable law, to be eligible to continue to participate in the SOP, the employees must remain employed by Telecom. Employees who terminated their employment with Telecom before the deferred purchase price was fully paid were required to sell their Class C shares to another employee under the SOP or, if no other employee was available to purchase these shares, to a guaranty and repurchase fund, or the Guaranty and Repurchase Fund, at a price calculated according to a formula provided in the General Transfer Agreement.

Former employees of Telecom successfully obtained an injunction prohibiting trading or selling of Class C shares held by the Guaranty and Repurchase Fund. Additionally, a judicial controller has been appointed to replace the executive committee and the delegates of the Class C shareholders, as administrator of the SOP.

On December 9, 1999, Decree No. 1623/99 was issued, authorizing the accelerated repayment of the outstanding balance of the deferred purchase price for all Class C shares, and lifting the transfer restrictions on the Class C shares upon the satisfaction of certain conditions precedent. However, the shares held in the Guaranty and Repurchase Fund are still subject to transfer restrictions until the injunction prohibiting trading or selling of shares held by the Guaranty and Repurchase Fund is lifted. The decree provides that once the injunction is lifted, the sale of an amount of shares in the Guaranty and Repurchase Fund, as may be necessary to cancel the debt owed to the former employees for the acquisition of shares transferred to the Guaranty and Repurchase Fund shall be approved. The remaining shares held in the Guaranty and Repurchase Fund will then be distributed in accordance with the decision of the majority of the employees taken in a special meeting of the SOP.

In accordance with Decree No. 1623/99 and at the request of the judicial controller, at the ordinary and extraordinary special Class C shareholders’ meeting held on March 14, 2000, Telecom’s shareholders approved the conversion of up to 52,505,360 Class C shares into Class B shares in one or more tranches from time to time, as determined by the trustee of the SOP, Banco de la Ciudad de Buenos Aires, based on the availability of Class C Shares that were not affected by judicial restrictions on conversion.

A first tranche of 50,978,833 Class C shares were converted into Class B shares for public resale that was authorized in Argentina by the CNV and was registered in the United States with the SEC on May 3, 2000. A second tranche of 527,705 Class C shares, a third tranche of 901,176 Class C shares and a fourth tranche of 7,697 Class C shares were converted into Class B shares on November 22, 2000.

As a result of these conversions, our share capital consists of 984,380,978 ordinary shares of P$1 nominal value and entitled to one vote per share divided as follows:

Class A Shares	502,034,299
Class B Shares	436,323,992
Class C Shares	46,022,687

Total	984,380,978

In September 2002, the judicial controller of the SOP requested that Telecom undertake all necessary actions in order to effect the conversion into Class B shares of up to 15,000,000 Class C shares held in the Guaranty and Repurchase Fund, which were unrestricted as a result of being released from the injunction’s prohibition on sale or transfer. Subsequently, the judicial controller informed Telecom that the unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Guaranty and Repurchase Fund.

Telecom notified the judicial controller that in order to effect the conversion into Class B shares, it would have to hold a General Extraordinary Shareholders’ meeting and a Class C Shareholder’s Meeting in order to obtain the ratification of Class C shareholders. Telecom asked the judicial controller to request approval from courts that had previously ordered the restrictions on the Class C shares to proceed with the conversion of 46,022,687 Class C shares so that Telecom could avoid holding successive shareholders’ meetings. The judicial controller informed Telecom that he could not obtain this kind of a court authorization. Telecom also noted to the judicial controller that it was necessary to reach an agreement with the SOP in order to determine a timely and ordered method for selling the converted Class B shares, since a massive sale of the shares could materially affect the market price of Telecom’s Class B shares.

Because Telecom’s concerns have not been resolved, Telecom’s Board of Directors has not yet called the required shareholders’ meetings to consider the conversion into Class B shares requested by the judicial controller.

While the above subject was being considered by Telecom, on May 29, 2003 Telecom was notified of a complaint that was brought before the court of the Province of Buenos Aires by former holders of Class C Shares of Telecom that had been allocated to them through the SOP and which are now included in the Guaranty and Repurchase Fund. The action aimed to order the Board of Directors of Telecom to call an Extraordinary Shareholders’ Meeting and a Special Class C Shares Shareholders’ Meeting to consider the conversion of up to 15,000,000 of Class C Shares into Class B Shares. Telecom answered the above action with arguments as to the inappropriateness of the complaint, lack of jurisdiction and lack of legal standing and the court agreed to dismiss the complaint based on a lack of jurisdiction. Subsequently, the former holders initiated a similar complaint before the courts in the Province of Córdoba.

The SOP has been operating without legal representation since the death of the judicial controller on November 10, 2003.

On March 16, 2004, the judge acting on a matter involving a proceeding relating to the Class C Shares that imposed the prior intervention of the SOP ruled that the intervention should be lifted and that the Argentine Ministry of Labor and Social Security should conduct new elections in order to appoint an Executive Committee that will be charged with the administration of the SOP. As of the date of this solicitation statement, these elections have not yet been called.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our principal shareholder is Nortel Inversora S.A., or Nortel. Nortel was incorporated in Buenos Aires, Argentina on October 19, 1990 and registered with the Buenos Aires Public Registry of Commerce on October 31, 1990 under No. 8025, book 108, Volume “A” of Corporations. Nortel is a holding company that was formed in 1990 by a consortium including Telecom Italia S.p.A., or Telecom Italia (we refer to Telecom Italia and its consolidated subsidiaries as the “Telecom Italia Group”) and France Cables et Radio S.A., or FCR, in connection with the privatization and formation of Telecom. As of December 31, 2003 Nortel owned approximately 54.74% of our capital stock, including all of our Class A common shares and 8.5% of our Class B common shares. As of December 31, 2003, Nortel’s common stock was owned by a new Argentine company named Sofora Telecomunicaciones S.A. (“Sofora”).

On September 9, 2003, Nortel was informed that FCR had entered into an agreement with the Argentine Werthein Group, under which FCR and its affiliate, Atlas Services Belgium S.A., both members of the France Telecom Group (we refer to FCR and Atlas Services Belgium S.A. collectively as the “France Telecom Group”) agreed, subject to regulatory approvals, to sell substantially all of its shares in Nortel to the Werthein Group. In connection with the agreement, the France Telecom Group and the Telecom Italia Group transferred their respective shareholdings in Nortel to Sofora, which was originally owned 50% by the France Telecom Group and 50% by the Telecom Italia Group.

On December 10, 2003 the SC approved the transaction and authorized the Telecom Italia Group to continue as exclusive Operator of Telecom. On December 16, 2003, the Argentine Commission for the Defense of Competition approved the France Telecom Group’s transfer of shares. Once the authorizations were granted, on December 19, 2003 the France Telecom Group sold a 48% interest in the total share capital of Sofora to W de Argentina—Inversiones S.L., a holding company incorporated in the Kingdom of Spain, and a company of the Werthein Group, for a total of US$125 million, along with an option (exercisable from January 31, 2008 through December 31, 2013), for the remaining 2% of the France Telecom Group’s shares, which represent a 2% interest in Sofora. We have been informed that the Telecom Italia Group has also acquired an option on the Werthein Group’s entire interest in Sofora for US$60 million in the form of two call options, one for the purchase of 48% of Sofora’s share capital, which can be exercised within 15 days after December 31, 2008, and an additional call option on 2% of Sofora’s share capital, which can be exercised between December 31, 2008 and December 31, 2013. We have been informed that in connection with these transactions, a shareholders’ agreement between Telecom Italia Group and the Werthein Group for the joint management of Sofora, Nortel, Telecom and its affiliates was executed.

W de Argentina—Inversiones S.L., a company of the Werthein Group, is a company owned by Leo Werthein, Adrián Werthein, Daniel Werthein and Gerardo Werthein. The Werthein Group’s main lines of business include farming operations, insurance activities and real estate activities.

•	Farming Operations. The Werthein Group’s farming businesses are conducted through Gregorio, Numo y Noel Werthein S.A., or GNNW, which produces 40,000 tons of grains and 5,000 tons of bovine meat annually, employing an area of more than 100,000 hectares. GNNW also processes 40,000 tons of fruits through industrial production. The majority of this farming production is allocated to exports.

•	Insurance Activities. The Werthein Group controls Los W S.A., which has an interest in Caja de Ahorro y Seguro S.A., or CAYSSA, a leading insurance company in Argentina. CAYSSA controls, directly or indirectly, several subsidiaries that offer general, personal, life, accident, work risk insurance products and retirement insurance and life insurance products that complement retirement insurance. CAYSSA also has shareholdings in companies that provide marketing services and travelers assistance services.

•	Real Estate Activities. The Werthein Group conducts real estate, construction, consulting, public works and other real-estate related activities through its interests in other companies.

A description of the Telecom Italia Group is provided under “Information on Telecom—Management Agreement—Description of the Operator.”

Sofora

As a result of the France Telecom Group’s and the Telecom Italia Group’s transfer of shares of Nortel to Sofora, and the sale of 96% of the France Telecom Group’s share ownership of Sofora to the Werthein Group on December 19, 2003, the ownership of Sofora’s common stock as of the date of this solicitation statement is as follows:

Shareholders	Percentage
Telecom Italia Group(1)	50.00
Werthein Group(2)	48.00
France Telecom Group(3)	2.00
Total	100.00

(1)	Includes 17.50% of Sofora’s common stock owned through Telecom-Italia International N.V. and 32.5% of Sofora’s common stock owned through Telecom Italia S.p.A. The Telecom Italia Group has an option to acquire the Werthein Group’s entire interest in Sofora (exercisable from December 31, 2008 through December 31, 2013) for US$60 million.
(2)	The Werthein Group has an option (exercisable from January 31, 2008 through December 31, 2013) to acquire the France Telecom Group’s remaining Sofora shares, which represent a 2% interest in Sofora.
(3)	Includes 1.3% of Sofora’s common stock owned by FCR and 0.7% of Sofora’s common stock owned by Atlas Services Belgium S.A.

Sofora owns 100% of the common stock and 67.78% of the total capital stock of Nortel.

Nortel

Nortel owns all of our Class A Ordinary Shares (51% of our total capital stock) and approximately 8.5% of our Class B Ordinary Shares (3.74% of our total capital stock) which, in the aggregate, represents approximately 54.74% of our total capital stock. Telecom is directly controlled by Nortel by virtue of Nortel’s ownership of a majority of our capital stock; however, Nortel’s controlling interest is subject to certain agreements among Sofora’s shareholders. See “—Shareholders’ Agreement.”

In the event of certain payment defaults or breaches of covenants, holders of Nortel’s preferred stock collectively have the right to elect one director of Nortel and obtain voting rights.

Nortel’s offices are located at Alicia Moreau de Justo 50, 11th floor, Buenos Aires, Argentina.

The following table sets forth, as of March 1, 2004, based upon information available to Telecom, each owner of more than 5% of any class of Nortel’s voting securities and the total amount of each class:

	Percent of Class	Percent of Total Capital Stock of Nortel
Common Shares:
Sofora Telecommunicaciones	100%	67.78%
Class A Preferred Shares(1):
Class A Preferred Shareholders as a Group	100%	13.52%
Class B Preferred Shares(2):
Class B Preferred Shareholders as a Group	100%	18.70%

(1)	Nortel’s Class A Preferred Shares are quoted on the Buenos Aires Stock Exchange.
(2)	Nortel’s Class B Preferred Shares are quoted on the Buenos Aires Stock Exchange and the New York Stock Exchange.

Ownership of Telecom Common Stock

The following table sets forth, as of March 1, 2004, based upon information available to Telecom, each owner of more than 5% of any class of our voting securities and the total amount of each class of our voting securities owned by our directors and officers, as a group.

	Number of Shares Owned	Percent of Class	Percent of Total Voting Power (1)
Class A Ordinary Shares:
Nortel	502,034,299	100.0	51.0
Class B Ordinary Shares:
Nortel	36,832,408	8.5	3.7
Directors and Officers
Brandes Investment Partners, LLC (2)	35,853,730	8.2	3.6
Capital Group International, Inc. (3)	55,596,530	12.7	5.7
Consolidar AFJP (4)	24,393,461	5.6	2.5
Origenes AFJP (5)	23,638,095	5.4	2.4
Class C Ordinary Shares:
Directors and Officers

(1)	Represents percentage of total voting power of all of our ordinary shares, regardless of class.
(2)	Includes shares held by Capital International Ltd. representing 35,499,730 Class B ordinary shares.
(3)	Includes 10,987,818 American Depositary Shares representing 54,939,090 Class B ordinary shares.
(4)	Includes 2,537,077 American Depository Shares representing 12,685,385 Class B ordinary shares.
(5)	Includes 943,420 American Depository Shares representing 4,717,100 Class B ordinary shares.

As of March 1, 2004, there are approximately 50.4 million American Depositary Receipts issued by the depositary in the United States (representing 251.9 million Class B Shares, or 58% of all Class B Shares outstanding). Additionally, as of this date, there are approximately 133 holders of record of Class B ordinary shares, represented by American Depositary Receipts, in the United States, and there are approximately 27,880 record holders of our Class B Shares, held in Argentina. Since certain of our Class B Shares are held by nominees, the number of shareholders of record and their location may not be representative of the number and location of beneficial owners.

Our major shareholders do not have different voting rights as a result of their ownership percentages.

Telecom is not aware of any other arrangements that would result in a change of control of Telecom.

Shareholders’ Agreement

On December 19, 2003, Telecom was informed that a shareholders’ agreement came into effect between the Werthein Group and Telecom Italia S.p.A. and Telecom Italia International, N.V., members of the Telecom Italia Group, pursuant to which the Werthein Group acquired certain rights related to the management and administration of Sofora, Nortel, Telecom and its subsidiaries.

In relation to Sofora, Telecom was informed that the Werthein Group will have the right to appoint three of six directors of Sofora’s board, while the Telecom Italia Group will appoint the remaining three directors. Decisions will be made by a majority of the members present at each meeting of Sofora’s board.

With respect to Nortel, Telecom was informed that the Werthein Group will have the right to appoint two of the six directors on Nortel’s board, and the Telecom Italia Group will appoint two of the six directors. The Werthein Group and the Telecom Italia Group will jointly appoint a fifth independent director. The sixth director will be appointed jointly by the holders of Nortel’s Series A and Series B Preferred Shares as long as they are entitled to do so. Nortel’s board of directors will make its decisions by majority vote from the members present at each meeting of Nortel’s board.

Telecom was informed that the shareholders’ agreement provides that in relation to Telecom, Nortel will have the right to appoint five directors, and that Telecom’s independent public shareholders will appoint one director. Of the five directors Nortel appoints, three directors will be appointed by the Telecom Italia Group and the remaining two directors will be appointed by the Werthein Group. One of these five directors will be independent.

The shareholders’ agreement provides that Telecom’s Board of Directors will make its decisions by majority vote of the directors present at each meeting of Telecom’s board.

In addition, Telecom was informed that this shareholders’ agreement contemplates that meetings will occur between the Telecom Italia Group and the Werthein Group in advance of stockholder meetings and board meetings at which matters (1) will be submitted for a vote at a meeting of stockholders or (2) relate to the holders of Nortel’s Preferred Shares. The purpose of these prior meetings will be to define the manner in which the respective representatives of the Telecom Italia Group and the Werthein Group will vote at these meetings. Two representatives of the Telecom Italia Group and one representative of the Werthein Group will attend these prior meetings, at which decisions will be made by majority vote of those members present, except for certain matters for which the Werthein Group will have the right to veto. These matters include:

•	the approval of any amendments to the by-laws;

•	dividend policy;

•	any increase or reduction of capital, except for increases or reductions in capital in connection with any possible debt restructuring;

•	any change of the location of Telecom’s headquarters;

•	any acquisition of subsidiaries and/or to establish new subsidiaries;

•	the sale, transfer, granting, assignment or any other disposition of all or substantially all the assets or of any of its subsidiaries;

•	decisions to establish new joint ventures;

•	creating any lien, charge, encumbrance, pledge or mortgage of its assets, that exceeds in aggregate the total amount of US$20 million;

•	any change of external auditors, which must be chosen among auditors of international reputation;

•	any transaction between related parties that is not carried out at arm’s length, and that exceeds the amount of US$5 million, with certain exceptions;

•	any extraordinary transaction involving Telecom that exceeds the amount of US$30 million, except for any transaction in connection with the restructuring of Telecom’s debt; and

•	the approval of Telecom’s financial statements.

With respect to Telecom’s financial budget, Telecom was informed that the shareholders’ agreement anticipates the formation of an advisory committee comprised of two representatives of the Telecom Italia Group and two representatives of the Werthein Group.

Related Party Transactions

Telecom has been involved in a number of transactions with the Nortel common shareholders or their affiliates since the Transfer Date.

Section 73 of Law No. 17,811, as amended by the Transparency Decree, provides that before a publicly listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly traded company must obtain approval from its board of directors and obtain a valuation report from its audit committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s length basis. For the period that Telecom’s Audit Committee was not yet operational, the valuation report from two independent firms was optional. If the audit committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s length basis, approval must be obtained from the shareholders. For the purpose of section 73 of the Transparency Decree as amended by Decree No. 1020/03, “relevant amount” means an amount which exceeds 1% of the issuers’ net worth as contained in the latest approved financial statements, provided this amount exceeds P$300,000.

Transactions with common shareholders of Nortel, Telecom Italia, FCR, the Werthein Group or their affiliates totaled approximately P$39 million during the year ended December 31, 2003. Of this amount, P$6 million related to services provided under the Management Agreement, P$33 million related to equipment purchases and related services procured by Telecom in the ordinary course of our business of providing telecommunications services. See Note 7 to our consolidated financial statements as of and for the year ended December 31, 2003.

During the year ended December 31, 2003, Telecom Italia and FCR received P$6 million under the Management Agreement. See “Information on Telecom—Management Agreement.” This amount related to:

•	P$2 million relating to specific services provided by the Operators at our request. This amount is included in “Management Fees” in Note 17(h) to our consolidated financial statements as of and for the year ended December 31, 2003; and

•	P$4 million of compensation for services of highly qualified personnel that the Operators provided to Telecom. These amounts were charged based on hours of service at the international market rate for similar services. This amount is included in “Fees for services” in Note 17(h) to our consolidated financial statements as of and for the year ended December 31, 2003.

In the ordinary course of its business Telecom may procure goods and services from the common shareholders of Nortel, Telecom Italia and FCR or their affiliates. During the year ended December 31, 2003 telecommunications services provided by these related parties aggregated P$24 million, and Telecom purchased equipment and materials from these related parties totaling P$9 million. Additionally, Telecom received services from Latin American Nautilus, Nahuelsat, Intelsat Ltd. and Multibrand (companies in which Telecom holds or has held indirect and insignificant minority shares) for approximately P$13 million. Telecom had accounts payable to our parent and affiliates of P$2 million as of December 31, 2003.

Transactions with common shareholders of Nortel, Telecom Italia, FCR or their affiliates totaled approximately P$93 million during the year ended December 31, 2002. Of this amount, P$27 million related to services provided under the Management Agreement and P$66 million related to equipment purchases and related services procured by Telecom in the ordinary course of our business of providing telecommunications services. See Note 7 to our consolidated financial statements as of and for the years ended December 31, 2003, 2002 and 2001.

See “Information on Telecom—Management Agreement” for a discussion of the Management Agreement.

Management fees and charges for special services provided by the Operators as part of the Management Agreement for year 2001 were approximately P$231 million.

Because FCR is no longer an Operator of Telecom following the SC authorization that was granted on December 10, 2003, the France Telecom Group terminated the Management Agreement described under

“Information on Telecom—Management Agreement” with respect to FCR. The Management Agreement will continue to remain in effect between Telecom and Telecom Italia, on the terms agreed to by Telecom and Telecom Italia.

As of December 31, 2003, Telecom had loans outstanding to three executive officers of Telecom, totaling P$0.4 million. The majority of this amount corresponded to loans granted pursuant to retention plans. The remainder corresponded to car loans. The annual interest rates for these loans are 6%.

The maximum aggregate amount of loans outstanding during the year ended December 31, 2002 from Telecom to officers and/or directors was approximately P$3.2 million. Of this amount, approximately P$3.0 million corresponded to loans granted pursuant to retention plans. The annual interest rate for all these loans was 6%. The remainder corresponded to car loans.

Beginning in 2001, Telecom Personal entered into two different obligations with Telecom. The obligations, including capitalized interest until June 26, 2002, amounted to the equivalent of approximately US$27 million principal amount as of December 31, 2003, which is to be restructured pursuant to Telecom Personal’s debt restructuring proposal. The first obligation, in the amount of P$62.6 million, entered into in March 2002, accrues interest at a rate equal to the average 30-day BAIBOR (Buenos Aires Interbank Offered Rate). The second obligation, in the amount of P$15.6 million, entered into on December 31, 2001 through February 2002, accrues interest at a rate equal to the one-day BAIBOR.

DESCRIPTION OF OUR SHARE CAPITAL AND BYLAWS

The capital stock of Telecom is divided into three classes: Class A Ordinary Shares, nominal value P$1.00 each, or Class A Shares, representing 51% of the outstanding capital stock of Telecom; Class B Ordinary Shares, nominal value P$1.00 each, or Class B Shares, representing 44% of the outstanding capital stock of Telecom; and Class C Ordinary Shares, nominal value P$1.00 each, or Class C Shares, representing approximately 5% of our outstanding capital stock.

As of March 1, 2004, the number of shares authorized and outstanding was as follows:

Class A Shares	502,034,299
Class B Shares	436,323,992
Class C Shares	46,022,687

Total	984,380,978

Register

Our estatutos sociales (bylaws) were registered with the Inspección General de Justicia (Buenos Aires Public Registry of Commerce) on July 13, 1990 under number 4570, book 108, volume “A” of Corporations.

Corporate Purposes

According to Telecom’s bylaws, the main purpose of Telecom is to render, either on our own account or on account of, or in association with, third parties, telecommunications public services, except for radio broadcasting, under the terms, if any, of the licenses granted by relevant authorities.

On March 1, 2001, the SC authorized Telecom to expand our corporate purpose, to include the marketing of equipment, infrastructure and goods of any type related or complementary to telecommunications, and the performance of works and provision of services, including consulting and security related to telecommunications and telesystems. This expansion of our corporate purpose has been approved by our shareholders, authorized by the CNV and duly registered.

On April 30, 2003, our shareholders voted not to adhere to the optative statutory regime of public offer and mandatory acquisitions established by the Transparency Decree and approved the consequent modification of Article 1 of Telecom’s bylaws.

On December 10, 2003, the SC authorized the change of our corporate name to “Telecom Argentina S.A.” On December 19, 2003, Telecom’s Board of Directors resolved to propose to its shareholders at the next meeting of stockholders, scheduled to occur on February 18, 2004, to approve an amendment to Section 1 of the bylaws to change the denomination of Telecom to TELECOM ARGENTINA S.A. On February 18, 2004, Telecom’s shareholders voted in favor of the amendment to the bylaws to change Telecom’s name to Telecom Argentina S.A.

As a consequence of the two amendments discussed above, Section 1 of Telecom’s bylaws reads as follows:

“First: With the denomination of TELECOM ARGENTINA S.A. it continues working as the company constituted under the name of Sociedad Licenciataria Norte Sociedad Anónima and later named Telecom Argentina STET-France Telecom S.A. and has its legal address in the City of Buenos Aires. In accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting held on April 30, 2003, it is a ‘Company non-Adhered to the Optative Statutory Regime of Public Offer of Mandatory Acquisition. The address of the company could not be transferred outside the Republic of Argentina without the previous authorization of the competent authority or the authority that in the future replaces it.’”

Telecom’s Capital Stock

The following is a summary of the rights of the holders of our shares. These rights are set out in our bylaws or are provided for by applicable Argentine law, and may differ from those typically provided to shareholders of U.S. companies under the corporations laws of some states of the United States.

Limited Liability of Stockholders

Under Argentine law, a shareholder’s liability for losses of a company is generally limited to the value of his or her shareholdings in the company. Under Argentine law, however, a shareholder who votes in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution. Since the privatization, in connection with recommending any action for approval by shareholders, the Board of Directors of Telecom has obtained opinions of counsel concerning the compliance of the actions with Argentine law and Telecom’s bylaws (or regulations, if any). Telecom currently intends to obtain similar opinions in the future. Although the issue is not free from doubt, based on advice of counsel, Telecom believes that a court in Argentina in which a case has been properly presented would hold that a non-controlling shareholder voting in good faith and without a conflict of interest in favor of such a resolution based on the advice of counsel that such resolution is not contrary to Argentine law or Telecom’s bylaws or regulations, would not be liable under this provision. See “—Conflicts of Interest.”

Voting Rights

In accordance with the bylaws, each share entitles the holder thereof to one vote at meetings of the shareholders of Telecom. All of our directors are appointed jointly by shareholders in an ordinary general shareholders’ meeting. See “Directors, Senior Management and Employees” and “Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

Under Argentine law, shareholders are entitled to cumulative voting procedures for the election of up to one-third of the vacancies to be filled on the Board of Directors and the Supervisory Committee. If any shareholder notifies a corporation of its decision to exercise its cumulative voting rights not later than three business days prior to the date of a shareholders’ meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights. Under cumulative voting, the aggregate number of votes that a shareholder may cast is multiplied by the number of vacancies to be filled in the election, and each shareholder may allocate the total number of its votes among a number of candidates not to exceed one-third of the number of vacancies to be filled. Shareholders not exercising cumulative voting rights are entitled to cast the number of votes represented by their shares for each candidate. The candidates receiving the most votes are elected to the vacancies filled by cumulative and non-cumulative voting. If no candidate for a particular vacancy receives an absolute majority of votes, the two candidates that received the most votes will participate in a run-off election, and the candidate receiving the most votes in the run-off election will be deemed elected.

In addition, any person who enters into a voting agreement with other stockholders in a public company must inform the CNV of that voting agreement and must file a copy of that voting agreement with the CNV.

Meetings of Stockholders

Stockholders’ meetings may be ordinary meetings or extraordinary meetings. Telecom is required to hold an annual ordinary meeting of stockholders in each fiscal year to consider the matters outlined in Article 234 of the Argentine Companies Law and Article 72 of Law No. 17,811 (as amended by the Transparency Decree), including but not limited to:

•	approval of our financial statements and general performance of the directors for the preceding fiscal year;

•	election, removal and remuneration of directors and members of the Supervisory Committee; and

•	allocation of profits.

Matters which may be considered at these or other ordinary meetings include consideration of the responsibility of directors and members of the Supervisory Committee, as well as capital increases and the issuance of negotiable obligations. Extraordinary stockholders’ meetings may be called at any time to consider matters beyond the scope of the ordinary meeting, including amendments to the bylaws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company to another, etc. Stockholders’ meetings may be convened by the Board of Directors or the members of the Supervisory Committee. The Board of Directors or the members of the Supervisory Committee are also required to convene stockholders’ meetings upon the request of any stockholder or group of stockholders holding at least 5% in the aggregate of Telecom’s capital stock. If the Board of Directors or the members of the Supervisory Committee fail to do so, the meeting may be called by the CNV or by the courts.

Notice of the stockholders’ meeting must be published in the Official Gazette of the Republic of Argentina and in a widely circulated newspaper in Argentina at least twenty days prior to the meeting. In order to attend a meeting, stockholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. If so entitled to attend the meeting, a stockholder may be represented by proxy.

Class B shares represented by ADSs will be voted by the Depositary in accordance with instructions of the holders of the ADSs. In order for voting instructions to be valid, the Depositary must receive them on or before the date specified in the relevant notice. There is no guarantee that an ADS holder will receive voting materials in time to instruct the Depositary to vote.

The quorum for ordinary meetings consists of a majority of the stock entitled to vote and resolutions may be adopted by the affirmative vote of a majority of the stockholders present that have issued a valid vote, without counting voluntary abstentions. If no quorum is present at the meeting, a second meeting may be called at which stockholders present, whatever their number, shall constitute a quorum and resolutions may be adopted by a majority of the stockholders present. The quorum for extraordinary meetings is 60% of the stock entitled to vote. However, if a quorum is not present at the first meeting, the quorum requirement for the second meeting will be 30% of the stock entitled to vote. In both cases, decisions are adopted by a majority of valid votes, except for certain fundamental matters such as:

•	mergers and spin-offs, when Telecom is not the surviving entity and the surviving entity is not listed on any stock exchange;

•	anticipated liquidation;

•	change of our domicile to outside Argentina;

•	total or partial repayment of capital; or

•	a substantial change in the corporate purpose.

Each of these actions requires a favorable vote of more than 50% of all the stock entitled to vote.

In some of these cases, a dissenting stockholder is entitled to appraisal rights.

Any resolution adopted by the shareholders at ordinary or extraordinary shareholders’ meetings that affects the rights of one particular class of stock must also be ratified by a special meeting of that class of stockholders governed by the rules for ordinary meetings.

Dividends

Dividends can be lawfully paid and declared only out of our realized and liquid profit.

The Board of Directors submits to the stockholders for approval at an ordinary meeting of stockholders our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors. The stockholders, upon approving the financial statements, determine the allocation of our net profits (if any). The Argentine Companies Law requires Argentine companies to allocate 5% of any net profits to legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve, contingency reserve or other account, or a combination thereof, all as determined by the stockholders. Dividends may not be paid if the legal reserve has been impaired. Notwithstanding, the obligation to pay declared dividends expires three years after the distribution date pursuant to Section 17 of our bylaws, as amended by the shareholders’ meeting held on April 24, 2002.

Capital Increases and Reductions

Telecom may increase our capital upon approval of the stockholders at an ordinary meeting. All capital increases must be authorized by the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary meeting of the stockholders and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment. Reduction is mandatory when losses have exceeded reserves and at least 50% of the corporate capital. This provision has been suspended until December 10, 2004 by successive presidential decrees. In addition, the Buenos Aires Stock Exchange has issued a resolution providing that companies with a negative shareholders’ equity can continue listing their securities on the reduced panel (rueda reducida) until June 30, 2004, instead of being suspended from listing from the Buenos Aires Stock Exchange.

Shares issued in connection with any increase in capital must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional preemptive rights in accordance with the procedure described under “Preemptive Rights.”

Preemptive Rights

Under Argentine law, holders of our common shares of any given class have preferential or preemptive rights, proportional to the number of shares owned by each holder.

In the event of an increase in capital, stockholders of Telecom of any given class have a preemptive right to purchase any issue of shares of that class in an amount sufficient to maintain their proportionate ownership of our capital stock. For any shares of a class not preempted by any holder of that class, the remaining holders of the class will assume pro rata the non-preempting shareholders’ preemptive rights. Pursuant to the bylaws, if any Class B or Class C shares are not preempted by the existing holders of each class, the other classes may preempt that class. However, if any shares of Class A are not preempted by the existing holders of that class, holders of Class B or Class C shares shall have no preemptive rights with respect to the shares of Class A unless otherwise approved by the regulatory authorities. Preemptive rights must be exercised within 30 days following the time when notices to the stockholders of their opportunity to preempt the capital increase are published for three days in the Official Gazette of the Republic of Argentina and a widely circulated newspaper in Argentina.

Pursuant to the Argentine Companies Law, preemptive rights could only be restricted or suspended in certain particular and exceptional cases by a resolution of an extraordinary meeting of stockholders when required by the interest of Telecom.

Conflicts of Interest

A stockholder that votes on a business transaction in which its interest conflicts with that of Telecom, may be liable for damages under Argentine law, but only if the transaction would not have been approved without its vote. See “—Limited Liability of Stockholders.”

Redemption or Repurchase

Our stock is subject to redemption in connection with a reduction of capital by a majority vote of shareholders at an extraordinary shareholders’ meeting. Telecom may repurchase the stock with retained earnings or available reserves, upon a determination of the Board of Directors that the repurchase is necessary in order to avoid severe damage to our business (subject to stockholder ratification) or in connection with a merger or acquisition or pursuant to the Transparency Decree (up to a maximum of 10% of our share capital) so long as Telecom complies with the requirements and procedures stated therein. If the purchase is made pursuant to the Transparency Decree, Telecom must resell the repurchased shares within three years and must give stockholders a preemptive right to purchase the shares. If the purchase is made to avoid severe damage to our business or in connection with an acquisition or merger, the repurchased shares must be sold within one year, unless the shareholders extend the term.

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at stockholders’ meetings such as a merger of Telecom into another entity, a change of corporate purpose, transformation from one type of corporate form to another, or our shares cease to be traded publicly, any stockholder dissenting from the adoption of any resolution may withdraw from Telecom and receive the book value per share determined on the basis of our annual financial statements (as approved by the annual ordinary stockholders’ meeting), provided that the stockholder exercises its appraisal rights within five days following the meeting at which the resolution was adopted in the case of a dissenting stockholder. This right must be exercised within 15 days following the meeting if the dissenting stockholder was absent and can prove that he was a stockholder on the day of the meeting. In the case of a merger of Telecom or a spin-off of Telecom, no appraisal rights may be exercised if Telecom is the surviving company.

Appraisal rights are extinguished if the resolution is subsequently overturned at another stockholders’ meeting held within sixty days of the expiration of the time period during which absent stockholders may exercise their appraisal rights.

Payment on the appraisal rights must be made within one year of the date of the stockholders’ meeting at which the resolution was adopted. If the resolution was to cease to publicly offer our stock, the payment period is reduced to sixty days from the date of the resolution.

Notwithstanding the foregoing, should Telecom decide to cease trading its shares publicly, pursuant to Section 31 of the Transparency Decree, a tender offer by Telecom must be conducted prior to the exercise of appraisal rights by any stockholder.

Liquidation

Upon liquidation of Telecom, one or more liquidators may be appointed to wind up our affairs. All outstanding shares of common stock will be entitled to participate equally in any distribution upon liquidation.

In the event of liquidation, the assets of Telecom shall be applied to satisfy our debts and liabilities. If any surplus remains, it shall be distributed to the holders of shares in proportion to their holdings.

Acquisitions of 5% or More of the Voting Stock of a Public Company

Under Argentine law, any person acquiring 5% or more of the voting stock of a public company must inform the CNV in writing of the acquisition of voting stock. Additionally, this person must inform the CNV in writing of each additional acquisition of 5% of the voting stock of that particular company, until this person acquires control of that company.

Limitations on Foreign Investment in Argentina

Under the Argentine Foreign Investment Law, as amended, or the FIL, the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase Telecom’s Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in our bylaws limiting the rights of non-residents or non-Argentines to hold or to vote our Class B Shares.

Change of Control

There are no provisions in the bylaws of Telecom which may have the effect of delaying, deferring or preventing a change in control of Telecom and that would only operate with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries. However, the Privatization Regulations and the List of Conditions, as amended by Resolution 111/03 of the SC, prohibit (i) any transfer of our capital stock that reduces Nortel’s ownership of Telecom to less than 51%, or (ii) any reduction of Sofora’s ownership in the capital stock and voting power of Nortel to less than 51%, without the approval of the Regulatory Bodies. See “Major Shareholders and Related Party Transactions—Major Shareholders.”

Under the Transparency Decree and General Resolution No. 401/02 of the CNV, a party that wishes to obtain either a majority or significant equity ownership interest in a corporation must offer the same price offered to the majority shareholder to all of the corporation’s shareholders. This regulation applies to all Argentine corporations with listed securities unless the corporation’s shareholders specifically vote not to adopt the regime, in which case the corporation is required to publicly disclose that its shareholders have voted not to be subject to the regime. On April 30, 2003, our shareholders voted not to adopt the regime established by the Transparency Decree and General Resolution No. 401/02, or Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria.

Amendments

Our bylaws have been amended on each of the following dates: November 8, 1990, February 14, 1992, June 11, 1998, September 14, 2000, April 24, 2001, April 24, 2002, April 30, 2003 and February 18, 2004.

Code of Business Conduct and Ethics

The Board of Directors of Telecom has approved a Code of Business Conduct and Ethics which applies to directors, members of the Supervisory Committee, officers and employees of Telecom. See Exhibits 12.2 and 12.3 to our 2002 annual report on Form 20-F.

MARKET INFORMATION

See “Description of our Share Capital and Bylaws” for a description of our capital stock.

Our Class B Shares are currently listed on the Buenos Aires Stock Exchange. The ADSs representing Class B Shares are currently listed on the New York Stock Exchange under the symbol TEO. Each ADS currently represents 5 Class B Shares.

Because of the serious economic situation in Argentina, the Buenos Aires Stock Exchange has resolved to trade our listed shares in a reduced trading panel since April 2002 (according to the provisions of Section 38(b) of the rules to list on the exchange). Our shares will continue to trade on the reduced trading panel as long as our negative retained earnings absorb the totality of our reserves and more than fifty percent of our adjusted capital stock. Trading of our corporate bonds has also been transferred to a reduced trading panel (according to the provisions of Sections 39(a) and (c) of the exchange rules mentioned above) as a consequence of our suspension of payments on our financial indebtedness and the current position of our shareholders’ equity. In addition, the Buenos Aires Stock Exchange has issued a resolution providing that companies with negative shareholders’ equity can continue listing their securities on the reduced trading panel (rueda reducida) until June 30, 2004, instead of being suspended from listing from the Buenos Aires Stock Exchange. The Buenos Aires Stock Exchange transfers an issuer’s securities to the reduced trading panel (rueda reducida) upon the occurrence of certain negative events, such as a voluntary filing for concurso preventivo or failure to file financial information as required by applicable regulations. A transfer to the reduced trading panel informs investors that a negative event has occurred with respect to an issuer. In addition, our outstanding notes that are listed on the Luxembourg Stock Exchange also have been suspended from listing since April 2002.

The table below shows the high and low closing prices of the Class B Shares in pesos for the periods indicated on the Mercado de Valores de Buenos Aires, or the “BASM,” the current principal non-U.S. trading market for the securities. See the “—Buenos Aires Stock Market.” The table also shows the high and low closing prices expressed in dollars per Class B Share (1 ADS represents 5 Class B Shares). Prices have been adjusted to reflect dividends. See “Presentation of Financial Information—Exchange Rates” for the exchange rates applicable during the periods set forth below.

	Pesos per Class B Share on BASM(1)
	High	Low
Annual
1999	7.17	4.12
2000	9.20	2.96
2001	4.49	1.19
2002	3.10	0.56
2003	5.15	1.65
Quarterly
2002
First Quarter	3.10	1.79
Second Quarter	1.40	0.58
Third Quarter	0.80	0.56
Fourth Quarter	1.73	0.70
2003
First Quarter	2.77	1.65
Second Quarter	4.25	2.19
Third Quarter	4.04	3.20
Fourth Quarter	5.15	3.80
Monthly
2003
December	5.15	4.39
2004
January	6.56	5.14
February	6.05	5.30
March	6.50	6.10
April	6.25	4.85
May	5.19	4.19
June (through June 17, 2004)	4.92	4.35

(1)	Reflects peso nominal amounts as of that date.

Source: Bolsa de Comercio de Buenos Aires.

The Class B Shares trade on the New York Stock Exchange in the form of ADSs issued by the Depositary under the Deposit Agreement dated as of November 8, 1994, among Telecom, the Depositary and the registered Holders from time to time of the ADSs issued thereunder, or the Deposit Agreement. Each ADS represents 5 Class B Shares.

Under New York Stock Exchange rules, the ADSs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 29, 2002, Telecom was notified by the New York Stock Exchange that (i) we did not meet the minimum share price criteria for continued listing on the exchange and (ii) we must bring our share price and average share price back above $1.00 within six months of receipt of the notification or we would be delisted. Telecom agreed with the New York Stock Exchange that in order to remedy the price deficiency we would seek shareholder approval for a change in the ratio of common shares to

ADSs at the annual shareholders’ meeting on April 30, 2003. However, prior to April 30, 2003, our share price increased so that our ADSs met the New York Stock Exchange’s standards on minimum price per ADS at the time of our annual shareholders’ meeting. Nevertheless, at our annual shareholders’ meeting held on April 30, 2003, our shareholders granted our Board of Directors the power to change the ratio of ADSs to common shares if necessary in the future.

The table below shows the high and low closing prices of the ADSs in U.S. dollars on the New York Stock Exchange for the periods indicated.

	US$ per ADS(1)
	High	Low
Annual
1999	35.81	20.75
2000	45.94	14.75
2001	22.56	5.79
2002	6.65	0.60
Quarterly
2002
First Quarter	6.68	2.64
Second Quarter	2.88	0.60
Third Quarter	1.13	0.66
Fourth Quarter	2.60	1.30
2003
First Quarter	4.60	2.40
Second Quarter	7.42	3.61
Third Quarter	6.95	5.45
Fourth Quarter	8.83	7.35
Monthly
2003
December	8.75	7.35
2004
January	11.05	8.88
February	10.38	9.32
March	11.06	10.43
April	11.00	8.41
May	9.12	7.32
June (through June 17, 2004)	8.44	7.38

(1)	The closing prices have been restated to reflect the change of ratio of ADSs from 10 Class B Shares to 5 Class B Shares effective August 28, 1997.

On June 17, 2004, the reported last sale price of the ADSs on the New York Stock Exchange was US$7.84.

Class B Shares also quote in the Mexican Stock Exchange through the International Quotation System, or SIC.

The Argentine Securities Market

There are 12 securities exchanges in Argentina, of which 6 (including the Buenos Aires Stock Exchange) have affiliated stock markets and are authorized to quote publicly offered securities. The oldest and largest of these exchanges is the Buenos Aires Stock Exchange, founded in 1854, on which approximately 90% of all equity trades are executed. As of December 31, 2002, the shares of 83 Argentine companies, excluding mutual funds, were listed on the Buenos Aires Stock Exchange. For the year ended December 31, 2002, the ten most actively traded equity issues represented approximately 73.33% of the total volume of equity traded on the market compared to 88.62% for the previous year. Trading in securities listed on an exchange is conducted through a Mercado de Valores, or “Stock Market,” affiliated with the exchange.

Securities may also be listed and traded on the Mercado Abierto Electrónico S.A., or the MAE, an electronic over-the-counter market trading system that functions independently from the Buenos Aires Stock Exchange and the Buenos Aires Stock Market. However, in March 1992, the Buenos Aires Stock Exchange, the Buenos Aires Stock Market and representatives of the dealers on the MAE implemented an agreement that causes trading in equity and equity-related securities to be conducted exclusively on the Buenos Aires Stock Market, while all corporate debt securities listed on the Buenos Aires Stock Exchange may also be traded on the MAE. Trading in Argentine government securities, which are not covered by the agreement, is expected to be conducted principally on the MAE. The agreement does not extend to other Argentine stock exchanges.

The CNV has passed a set of resolutions establishing a system of self-regulatory entities, under which each self-regulatory entity (which currently includes each exchange and the MAE, among others) is responsible for developing and implementing regulations governing its respective Stock Market, subject to the approval and oversight of the CNV. Since March 1, 1993, in addition to CNV authorization, listing on an exchange or the MAE has been required in order to offer to the public within the territory of Argentina securities other than negotiable obligations (obligaciones negociables) or other notes of private sector issuers. Internal rules of each exchange for its affiliated Stock Market establish conditions for listing securities, admitting brokers, conducting trades and controlling the truthfulness of any information which is required to be reported in connection therewith.

On May 22, 2001, the Argentine government issued the Transparency Decree. The intention of the Executive Power was to move towards the creation of an adequate legal framework that may strengthen the level of protection of the investor in the market, the term “investor” encompassing a broad meaning including shareholders, institutional investors like pension funds and intermediaries. Other objectives of the Transparency Decree were the promotion of the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient distribution of savings and good practices in the administration of corporations.

A brief summary of the main provisions in the Transparency Decree are mentioned below:

•	the Transparency Decree introduces the concept of “negotiable security” following the definition of “security” of the U.S. Securities Act of 1933;

•	the Transparency Decree has vested in the administrators and members of the Supervisory Committee, among others, the following duties:

•	to disclose certain events, such as any fact or situation which because of its importance is capable of affecting the value of the securities or the course of negotiation;

•	the duty of loyalty and diligence;

•	the duty to maintain secrecy and

•	the duty to consider the general interests of all shareholders over the interest of the controlling shareholder;

•	the Transparency Decree provides for the creation of an audit committee for those companies making public offering of its shares. The audit committee must be formed by at least three members of the board, the majority of which must have the condition of independence; and

•

the Transparency Decree provides that any tender offer to purchase voting shares of a company which trades its shares publicly will be either voluntary or mandatory. In both cases, the offer shall be addressed to all owners of said shares. The CNV has regulated the procedure pursuant to General Resolution No. 401/02, published in the Official Gazette on April 5, 2002. The Transparency Decree provides that any person wishing to acquire direct or indirect control of a company which shares are publicly listed must mandatorily make a tender offer pursuant to the procedure regulated by the CNV. In the case of the public offer of mandatory acquisition, the Transparency Decree granted companies the ability to choose whether to adhere to this regime. On April 30, 2003, Telecom’s shareholders voted not to adhere to this regime and approved the “Non Adhesion to the Optative Statutory Regime of Mandatory Tender Offer,” or Sociedad No Adherida al Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatorio.

In addition to the foregoing, the Transparency Decree ratifies the principles of freedom to create negotiable securities, facilitates the commencement and resolution of issues related to the liability of the members of the administrative body, defines the notions of “controlling person” and “concerted practice,” clarifies certain tasks of the CNV, modifies the summary proceeding for the application of sanctions by the CNV and establishes provisions applicable to public companies, particularly regarding share options, the acquisition of shares by the issuing company, withdrawal of companies from the public offering regime, remote board meetings, the issuance of shares to employees of the listed company and the compensation of directors.

The CNV has regulated the Transparency Decree issuing: (i) General Resolution No. 400/02 published in the Official Gazette on April 5, 2002, which in general terms refers to:

•	the existence of “concerted practices”;

•	the scenarios where the execution of operations destined to stabilize the market price of securities are allowed;

•	acts or agreements among related parties;

•	voluntary withdrawal from the public offer regime; and

•	General Resolution No. 401/02 of the CNV, which regulates the public offering of acquisition and the exchange offer of securities.

An Argentine court held Section 29 of the Transparency Decree unconstitutional. Section 29 of the Transparency Decree refers to the legal regime for purchases of residual equity interests in a public company.

The Buenos Aires Stock Market

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation, whose approximately 128 shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Market is conducted by continuous open outcry, from 11:00 A.M. to 5:00 P.M. each business day. The Buenos Aires Stock Market also operates an electronic continuous market system each business day, on which privately arranged trades are registered and made public.

Although the Buenos Aires Stock Exchange is one of Latin America’s largest securities exchanges in terms of market capitalization, it remains relatively small and illiquid compared to major world markets, and therefore, subject to greater volatility. To control price volatility, the Buenos Aires Stock Market operates a system which suspends dealing in a particular issuer’s shares for fifteen minutes when the price changes 10% with respect to that day’s opening price. Once trading resumes, the trading is then suspended for another fifteen minutes if the price changes more than 15% with respect to that day’s opening price. If the price then changes 20% with respect to that day’s opening price, and for every 5% fluctuation in price thereafter, the trading of the shares is interrupted for an additional 10 minutes. Investors in the Argentine securities market are mostly individuals, mutual and pension funds and companies. Institutional investors that trade securities on the Buenos Aires Stock Market, which represent a relatively small percentage of trading activity, consist of a limited number of investment funds. The creation of institutional pension funds is expected to increase the volume and breadth of trading on the Buenos Aires Stock Exchange.

Certain historical information regarding the Buenos Aires Stock Exchange is set forth in the table below:

	2003	2002	2001	2000	1999
Market capitalization (P$ billions)(1)	543.8	348.1	192.5	165.8	83.9
As percent of Gross Domestic Product (1)	205	98	70.9	58.2	29.6
Volume (P$ millions)(1)	84,487	71,993	7,519	11,050	12,051
Average daily trading volume (P$ millions)(1)	339	308.2	30.6	38.8	47.2
Number of listed companies	186	160	119	125	125

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.

Sources: CNV and Instituto Argentino de Mercado de Capitales.

DIVIDEND POLICY AND DIVIDENDS

The declaration, amount and payment of dividends are determined by a majority vote of all holders of Telecom’s common stock. Under the Argentine Companies Law, dividends may only be declared out of liquid and realized profits determined based on a financial statement prepared in accordance with Argentine GAAP and other applicable regulations. For periods prior to September 1, 1995, profits were determined with an inflation adjusted financial statement. For periods subsequent to that date, profits were determined using a financial statement without this adjustment, as required by General Resolution No. 368 of the CNV. Because Nortel currently owns approximately 54.74% of the common stock of Telecom, it has the power to determine the declaration, amount and payment of dividends by Telecom. Currently, Nortel’s interest in Telecom is its principal asset. Therefore, Nortel’s sources of funds for its own cash needs, including dividend, interest and redemption payments, are likely to be dividend payments from Telecom and proceeds from any borrowings. Nortel’s vote with respect to our dividends will likely depend on our results of operations, financial condition, debt service requirements, working capital, and capital expenditure requirements, future prospects and other factors deemed relevant by Nortel, including Nortel’s own cash needs.

At the Telecom annual shareholders’ meeting held on April 24, 2002, the shareholders decided that because of the political and economic situation in Argentina and our financial condition, Telecom would not pay dividends for the year ended December 31, 2001. In addition, as a result of our net loss for the year ended December 31, 2002, under the Argentine Companies Law, Telecom was prohibited from paying dividends and therefore no dividends were paid for the year ended December 31, 2002.

Period	Payment Dates	Cash Dividends per Class B Share (1)			Cash Dividends per ADS(2)
		Adjusted for Inflation	Nominal Amounts		Adjusted for Inflation	Nominal Amounts
		P$(3)	P$(4)	US$(5)	P$(3)	P$(4)	US$(5)
Year Ended December 31, 2003	—	—	—	—	—	—	—
Year Ended December 31, 2002	—	—	—	—	—	—	—
Year Ended December 31, 2001	—	—	—	—	—	—	—
Three Months Ended December 31, 2000	May 2001	0.080	0.036	0.036	0.396	0.180	0.180
Year Ended September 30, 2000	January 2001	0.398	0.181	0.181	1.990	0.905	0.905
Year Ended September 30, 1999	February 2000	0.299	0.136	0.136	1.495	0.680	0.680
	December 1999	0.301	0.137	0.137	1.506	0.685	0.685

(1)	Assumes a total of 984,380,978 shares were outstanding in each period.
(2)	Assumes a total of 196,876,196 ADSs were outstanding in each period.
(3)	Represents dividends paid restated for inflation as of February 28, 2003. See “Presentation of Financial Information.”
(4)	Amounts reflect nominal amounts at date of payment.
(5)	Represents nominal amounts at date of payment translated to dollars at the closing rate quoted by Banco Nación on the date of payment. See “Presentation of Financial Information—Exchange Rates.”

CERTAIN UNITED STATES TAX CONSIDERATIONS

The following are the material U.S. federal income tax consequences of (i) the submission of outstanding notes and receipt of (a) cash or (b) cash and listed notes pursuant to the APE, including pursuant to a cramdown effected according to the terms described under “—Cramdown of Non-Participating Holders Upon Court Approval” (“Participation in the APE”), and (ii) the ownership and disposition of listed notes received pursuant to the APE. This discussion does not apply to holders of notes who receive unlisted notes pursuant to the APE. Such holders may be subject to higher rates of withholding and should consult their tax advisers. This discussion also does not apply to holders of outstanding loans. Holders of outstanding loans are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

This discussion applies only to outstanding notes and listed notes held as capital assets by United States Holders (as defined below), and does not describe all of the tax consequences that may be relevant in light of a United States Holder’s particular circumstances or to United States Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding outstanding notes or listed notes as part of a hedge;

•	United States Holders whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	persons that own, or are deemed to own, 10% or more of the capital stock of Telecom; or

•	persons carrying on a trade or business in Argentina through a permanent establishment.

This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, changes to any of which subsequent to the date of this APE may affect the tax consequences described herein, possibly with retroactive effect. Persons considering participating in the APE are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

As used herein, the term “United States Holder” means a beneficial owner of an outstanding note, as well as of a listed note received pursuant to the APE, that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Considerations Relating to the Tender of Listed Notes

Treatment of Accrued but Unpaid Interest on the Outstanding Notes.    Each United States Holder will receive cash pursuant to the APE. This cash will be treated first as attributable to accrued but unpaid interest on the outstanding notes. If the United States Holder does not receive cash in an amount equal to or greater than the amount of the accrued interest, a portion of any listed notes received pursuant to the APE may be attributable to accrued but unpaid interest. A United States Holder that receives euro pursuant to the APE will account for the U.S. dollar value of such euro at the spot rate on the day of payment. The amount of accrued interest on the outstanding notes, for U.S. federal income tax purposes, may differ from the amounts described as payments for interest under the APE, and United States Holders are urged to consult their tax advisers about the amount of cash and, if applicable, the portion of listed notes, if any, that should be treated as paid in respect of accrued but unpaid interest on the outstanding notes.

Cash and any portion of a listed note received by a United States Holder in respect of interest on the outstanding notes will be treated as a payment of interest and be taxed as ordinary income in accordance with a United States Holder’s normal method of tax accounting. A United States Holder’s tax basis in the portion of any listed notes received for accrued interest should be equal to the amount of the accrued interest such United States Holder is deemed to have received by receipt of the listed notes, and the holding period for that portion of the listed notes will begin on the day following the date of the Holder’s Participation in the APE.

Treatment of Holders Who Receive Only Cash.    A United States Holder who receives only cash for outstanding notes of a particular Series pursuant to the APE will recognize gain or loss, if any, for U.S. federal income tax purposes equal to the difference between (i) the amount of cash (or the U.S. dollar value of the cash) paid pursuant to the APE less any amounts attributable to accrued interest (which are accounted for in the manner described above) and (ii) such holder’s adjusted tax basis in such outstanding notes. Any gain or loss recognized that is not attributable to market discount as described below generally will be capital gain or loss and will be long-term capital gain or loss if the United States Holder’s holding period in the outstanding notes exceeds one year at the time of the Holder’s Participation in the APE. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized generally would be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Treatment of Holders Who Receive Cash and Listed Notes.    The tax treatment of United States Holders who receive both cash and listed notes will depend on whether the Holder’s Participation in the APE is treated as a recapitalization. A Holder’s Participation in the APE will be treated as a recapitalization only if both the outstanding notes and all, or a portion of, the listed notes received pursuant to the APE constitute “securities” (as defined below) for U.S. federal income tax purposes.

To the extent a United States Holder (i) submits outstanding notes that are not securities pursuant to the APE or (ii) receives cash and only listed notes that are not securities pursuant to the APE, the Holder’s Participation in the APE will be a taxable transaction. To the extent a United States Holder submits outstanding notes that are securities and receives cash and listed notes, all or a portion of which are securities, the Holder’s Participation in the APE will be treated as a recapitalization.

The rules for determining whether the outstanding notes or the listed notes constitute securities are unclear. The term “security” is not defined in the Code or U.S. Treasury regulations and has not been clearly defined by judicial decisions. The test as to whether a debt instrument is a security involves an overall evaluation of the relevant facts and circumstances, including the nature of the debt instrument, the extent of the investor’s proprietary interest in the issuer compared with the similarity of the debt instrument to a right to receive a cash payment and certain other considerations. One of the most significant factors considered in determining whether a particular debt instrument is a security is its original term. Debt instruments with an initial term of less than five years have frequently not been considered securities, debt instruments with an initial term of ten years or more have generally been considered securities, while debt instruments with an initial term of five to ten years have often, but not always, been considered securities. United States Holders are urged to consult their tax advisers to determine the extent to which their Participation in the APE will qualify as a recapitalization or a taxable transaction in their particular circumstances.

Recapitalization.    If the submission of outstanding notes for cash and listed notes is treated as a recapitalization under the Code, a United States Holder will recognize gain equal to the lesser of (i) the excess of the aggregate issue price of the listed notes (determined as described below) and any cash (or the U.S. dollar value of the cash) received in consideration for the outstanding notes, reduced by the sum of any cash and any portion of a listed note attributable, for U.S. federal income tax purposes, to accrued and unpaid interest on the outstanding notes over the United States Holder’s adjusted tax basis in the outstanding notes and (ii) the sum of the amount of any cash (or the U.S. dollar value of the cash) and the issue price of any listed notes that are not securities received in consideration for the outstanding notes, reduced by the sum of any cash (or the U.S. dollar value of the cash) and any portion of a listed note that is not a security which are attributable, for U.S. federal income tax purposes, to accrued and unpaid interest on the outstanding notes. As discussed in the preceding section of this discussion, the portion of the listed notes attributable, for U.S. federal income tax purposes, to accrued and unpaid interest on the outstanding notes will be treated as a payment of interest and be taxed as ordinary income in accordance with a United States Holder’s normal method of tax accounting. Any gain recognized that is not attributable to market discount as described below generally will be capital gain and will be long-term capital gain if the United States Holder’s holding period in the outstanding notes exceeds one year at the time of the Holder’s Participation in the APE. No loss will be recognized in respect of a Holder’s Participation in the APE which qualifies as a recapitalization. Any gain recognized will be treated as U.S. source gain for U.S. foreign tax credit purposes.

Except with respect to any portion of a listed note that is attributable to accrued interest, the holding period for the listed notes received will include the period of time during which the United States Holder held the corresponding outstanding notes. A United States Holder’s aggregate initial tax basis in the listed notes received pursuant to the APE will equal the United States Holder’s adjusted tax basis in the outstanding notes immediately prior to the Holder’s Participation in the APE, decreased by the amount of any cash (or the U.S. dollar value of the cash) and listed notes that are not securities received as consideration for the outstanding notes and increased by the amount of gain, if any, recognized by the United States Holder in respect of his or her Participation in the APE. A United States Holder would allocate such aggregate basis among the listed notes received pursuant to the APE in accordance with their relative fair market values.

Taxable Transaction.    If the submission of outstanding notes for cash and listed notes is not treated as a recapitalization, a United States Holder will recognize taxable gain or loss equal to the difference between the amount realized and the United States Holder’s adjusted tax basis in the outstanding notes. The amount realized will be equal to the sum of the amount of cash (or the U.S. dollar value of the cash) received and the issue price (determined as described below) of the listed notes. For these purposes, the amount realized does not include any amount attributable to accrued interest on the outstanding notes. Such amounts will be taxed as ordinary interest income. Any gain or loss recognized upon such a taxable transaction that is not attributable to market discount as described below generally will be capital gain or loss and will be long-term capital gain or loss if the United States Holder’s holding period in the outstanding notes exceeds one year at the time of the Holder’s Participation in the APE. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

A United States Holder’s tax basis in the listed notes received in such taxable transaction will equal the issue price of the listed notes (determined as described below), and the United States Holder’s holding period for the listed notes will begin on the date following the date of the Holder’s Participation in the APE.

Foreign Currency Notes.    Special rules apply to outstanding notes denominated in euro, including the possibility of recognizing foreign-currency gain or loss, even with respect to any portion of the Holder’s Participation in the APE that is treated as a tax-free recapitalization. United States Holders should consult their tax advisers regarding the application of these special rules.

Treatment of Holders that Acquired Outstanding Notes at Market Discount.    If a United States Holder holds outstanding notes acquired at a market discount, any gain recognized by the United States Holder pursuant to the APE would be recharacterized as ordinary interest income to the extent of the accrued market discount that has not previously been included as ordinary income.

Tax Considerations Relating to the Ownership and Disposition of the Listed Notes

Issue Price.    The issue price of the listed notes depends on whether the outstanding notes or the listed notes are “publicly traded” property. Debt instruments are generally considered publicly traded for these purposes if they are listed on a major securities exchange, appear on a quotation medium of general circulation or otherwise are readily quotable by dealers, brokers or traders. If the listed notes are publicly traded at any time during the 30-day period following the Holder’s Participation in the APE, then the issue price of the listed notes will equal the fair market value of the listed notes at the time of the Holder’s Participation in the APE. If the listed notes are not publicly traded, then the issue price of the listed notes generally will equal the fair market value of the outstanding notes at the time of the Holder’s Participation in the APE if the outstanding notes are publicly traded at any time during the 30-day period ending on the date of the Holder’s Participation in the APE. If neither the outstanding notes nor the listed notes are publicly traded, then the issue price of the listed notes will equal the stated principal amount of the listed notes. Telecom anticipates, and this discussion assumes, that the listed notes will be considered publicly traded during the relevant period and, therefore, that the issue price of the listed notes will equal the fair market value of the listed notes at the time of the Holder’s Participation in the APE.

Original Issue Discount.    The listed notes should be subject to the U.S. Treasury regulations for debt instruments issued with original issue discount (“OID”). Their treatment under these rules is not clear, however, in particular because the Mandatory Prepayments with Excess Cash create potential alternative payment schedules. United States Holders are urged to consult their tax advisers to determine the appropriate method of accounting for OID on the listed notes in their particular circumstances.

United States Holders may contact Pedro Insussarry, Investor Relations Manager and Responsible for Market Relations, Telecom Argentina S.A., Alicia Moreau de Justo 50, 10th Floor, (C1107AAB) Buenos Aires, Argentina, telephone 54-11-4968-3743 to determine the amount of OID accrued on each listed note during an accrual period.

Catch-Up Method.    One reasonable method for accounting for OID on the listed notes would be to apply the “catch-up” method described in Code section 1272(a)(6) required for certain other debt instruments that provide for principal fixed in amount but subject to prepayment. However, the listed notes do not technically constitute debt instruments of the type described in Code section 1272(a)(6), and no assurances can be given that the Internal Revenue Service (the “IRS”) or a court would agree that the listed notes should be taxed in this manner. Alternative methods of taxing the listed notes could give rise to different U.S. federal income tax consequences to a United States Holder of the listed notes.

Under the catch-up method, a United States Holder would include in gross income the OID that accrues for each day on which the United States Holder owns a listed note. The OID accruing in any period would equal PV End + Payment – AIP Beg, where

PV End	=	present value of all remaining principal and cash interest payments to be made as of the end of the period;
Payment	=	any principal and cash interest payments made during the period;
AIP Beg	=	adjusted issue price of the listed notes as of the beginning of the period.

The present value of the remaining payments would be calculated based on (i) the original yield to maturity of the listed notes, calculated based on the assumption that no prepayments will occur, (ii) events (including all principal and cash interest payments) that have occurred prior to the end of the period, and (iii) the assumed rate of prepayment of the listed notes used in pricing the listed notes (the “Prepayment Assumption”). The adjusted issue price of a listed note is the sum of the issue price of the listed note and the aggregate amount of previously accrued OID, less any prior payments.

The listed notes have semi-annual payment dates, and OID would be computed under the formula generally for the semi-annual period (or shorter initial period) ending on each payment date. The OID accruing during any accrual period would be divided by the number of days in the period to determine the daily portions of OID for each day. The United States Holder’s adjusted tax basis in the listed notes would be increased by the amount of OID taken into account by the United States Holder.

On the sale, exchange or retirement of a listed note, a United States Holder will realize gain or loss equal to the difference between the amount realized (reduced by amounts attributable to accrued but unpaid interest) on the sale, exchange or retirement of the listed note and the United States Holder’s adjusted tax basis therein. A United States Holder’s adjusted tax basis will equal such Holder’s initial tax basis in the listed note (determined as described above under “—Treatment of Holders Who Receive Cash and Listed Notes”) increased by the amounts of any market discount and OID previously included in income by such Holder with respect to the listed note and reduced by any amortized premium and any principal or interest payments received by the Holder. Assuming the catch-up method applies to the listed notes, and subject to the application of the market discount rules discussed below, any gain or loss realized on the sale, exchange or retirement of a listed note will generally be capital gain or loss and will be long-term capital gain or loss if, at the time of sale, exchange or retirement, the United States Holder has a holding period in the listed notes that is greater than one year.

Contingent Payment Debt Instruments.    Because of the absence of authorities that directly address the proper treatment of the listed notes, no assurance can be given that the IRS will accept, or that a court will uphold, the tax treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of the ownership and disposition of the listed notes under U.S. Treasury regulations governing contingent payment debt instruments (“CPDIs”). If the IRS were successful in asserting that these regulations applied to the listed notes, a United States Holder would be required to compute and accrue OID on the listed notes using the “noncontingent bond method.”

If the listed notes are required to be treated as CPDIs and either the outstanding notes or the listed notes are publicly traded property, as described above, the “noncontingent bond method” will apply. The noncontingent bond method requires that a “comparable yield” be determined for the listed notes (i.e., a hypothetical rate based upon our current borrowing costs for comparable, non-contingent debt instruments). A “projected payment schedule” must also be determined that would set forth the amount of each non-contingent payment for each payment period, as well as an estimated amount for each contingent payment. The non-contingent and estimated contingent payments together must produce the comparable yield. A United States Holder would accrue interest income at the comparable yield on a current basis on the listed notes regardless of whether the United States Holder uses the cash or accrual method of accounting for U.S. federal income tax purposes. The amount of interest income that would accrue in any accrual period would equal the product of the comparable yield and the listed note’s “adjusted issue price” at the beginning of the accrual period. For these purposes, the “adjusted issue price” of a listed note at the beginning of any accrual period will generally be the sum of its issue price and the amount of OID allocable to all prior accrual periods, reduced by the amount of any non-contingent payments and the projected amount of any contingent payments previously made on the instrument. Accordingly, United States Holders may be required to include interest in taxable income in each year in excess of the stated yield on the listed note and in excess of actual cash payments received during the year.

Under the noncontingent bond method, special rules would affect the character of any gain or loss upon the sale, exchange or retirement of a listed note. Any taxable gain generally would be treated as ordinary income. Any taxable loss generally would be ordinary to the extent of the United States Holder’s ordinary income inclusions with respect to the listed note, and any excess would generally be treated as capital loss.

Market Discount.    If a United States Holder’s tax basis in a listed note received pursuant to the APE is less than its issue price, the amount of the difference generally will be treated as market discount for U.S. federal income tax purposes, unless this difference is less than a specified de minimis amount. Additionally, if a United States Holder submits an outstanding note purchased at a market discount pursuant to a transaction treated as a recapitalization for U.S. federal income tax purposes, the United States Holder generally will be required to carry over to the listed note any accrued market discount not previously included in income or recognized with respect to the outstanding note. A United States Holder will be required to treat any payment on a listed note, or any gain on the sale, exchange, retirement or other disposition of a listed note as ordinary income to the extent of the market discount accrued on the listed note at the time of the payment or disposition, unless this market discount has been previously included in income by the United States Holder pursuant to an election by the United States Holder to include market discount in income as it accrues or pursuant to a constant yield election. If the listed note is disposed of in certain nontaxable transactions, accrued market discount will be includible as ordinary income to the United States Holder as if such United States Holder had sold the listed note in a taxable transaction at its then fair market value. In addition, the United States Holder may be required to defer, until the maturity of the listed note or its earlier disposition (including certain nontaxable transactions), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such listed note.

Generally, market discount accrues under a straight line method, or, at the election of the taxpayer, under a constant interest rate method. However, in the case of debt instruments with principal payable in two or more installments, such as the listed notes, the manner in which market discount is to be accrued will be described in U.S. Treasury regulations not yet issued. Until these U.S. Treasury regulations are issued, United States Holders could reasonably follow the explanatory Conference Committee Report to the Tax Reform Act of 1986 for determining the amount of market discount accrued with respect to debt instruments described in Code section 1272(a)(6). The Conference Committee Report indicates that holders of such debt instruments with respect to which principal is payable in more than one installment may elect to accrue market discount (i) on the basis of a constant interest rate, or (ii) in proportion to the accrual of OID for any accrual period. United States Holders are urged to consult their tax advisers as to the applicability and operation of the rules regarding market discount.

Amortizable Bond Premium.    If a United States Holder’s tax basis in a listed note received pursuant to the Holder’s Participation in the APE is greater than the sum of all amounts payable on the listed note, the United States Holder will be considered to have purchased the listed note with amortizable bond premium. In general, amortizable bond premium with respect to a listed note will be equal in amount to the excess of the United States Holder’s tax basis over the sum of all amounts payable on the listed note. A United States Holder may elect to amortize this premium, using a constant yield method, over the remaining term of the listed note.

The bond premium allocable to an accrual period will be treated by the United States Holder as a bond premium deduction for the accrual period to the extent of all prior interest inclusions in excess of prior bond premium deductions. For these purposes, the step-up notes will be deemed to mature immediately prior to the scheduled increases in the interest rate. If the step-up notes are not redeemed on or prior to such dates, solely for purposes of the amortizable bond premium rules, the step-up notes will be considered retired and reacquired for an amount equal to the United States Holder’s adjusted tax basis in the step-up notes. Additionally, in the case of debt instruments, such as the listed notes, with principal payable in two or more installments, it is not clear whether a reasonable prepayment assumption should be used in computing amortization of premium allowable under Section 171. Although final U.S. Treasury regulations exist relating to amortizable bond premium, those U.S. Treasury regulations specifically do not apply to prepayable debt instruments described in Code Section 1272(a)(6). If the catch-up method for accounting for OID prescribed under Code section 1272(a)(6) is applicable to the listed notes, the legislative history to Code section 1272(a)(6) indicates a Congressional intent that premium amortization be in accordance with the rules that will apply to the accrual of market discount on these debt instruments. United States Holders are urged to consult their tax advisers as to the applicability and operation of the rules regarding amortization of premium.

A United States Holder who elects to amortize bond premium must reduce his or her tax basis in the listed note by the amount of the premium amortized in any year. If a United States Holder makes a constant yield election for a listed note with amortizable bond premium, such election will result in a deemed election to amortize bond premium for all of the United States Holder’s debt instruments with amortizable bond premium and may be revoked only with the permission of the IRS with respect to debt instruments acquired after revocation.

Acquisition Premium.    If a United States Holder’s tax basis in a listed note received pursuant to the Holder’s Participation in the APE is greater than its issue price but less than or equal to the sum of all amounts payable on the listed note, the United States Holder will be considered to have acquired the listed note at an acquisition premium. Under the acquisition premium rules, the amount of OID that the United States Holder must include in its gross income with respect to the listed note for any taxable year will be reduced by the portion of acquisition premium properly allocable to that year.

Foreign Currency Notes.    A United States Holder that is required to compute and accrue OID under the contingent debt regulations on euro-denominated listed notes should be aware that there are currently no U.S. federal income tax rules in effect addressing the accounting for contingent debt instruments denominated in a foreign currency. Under recently proposed U.S. Treasury regulations, a United States Holder of euro-denominated listed notes would be required first to compute and accrue OID on the instrument in the foreign currency using the approach described above and then translate such amounts under the foreign currency rules. United States Holders should consult their tax advisers regarding the application of these rules.

Foreign Tax Credits.    Interest payments on the listed notes may be subject to withholding tax imposed by Argentina, in which case United States Holders may receive Additional Amounts. A United States Holder will take into account the gross amount of interest (i.e., without reduction for any Argentine withholding taxes), and Additional Amounts will be treated as ordinary interest income. Argentine withholding taxes, if any, paid at the appropriate rate applicable to the United States Holder will be treated as foreign income taxes eligible for credit against such United States Holder’s U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such United States Holder, for deduction in computing such United States Holder’s taxable income.

Interest income earned by a United States Holder with respect to a listed note will constitute foreign source income for U.S. federal income tax purposes, which may be relevant to a United States Holder in calculating the United States Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, such income generally will constitute high withholding tax interest if the Argentine withholding tax rate applicable to the United States Holder is imposed at a rate of at least 5%.

Reportable Transactions

Pursuant to recently enacted U.S. Treasury regulations, a United States Holder that recognizes a foreign currency loss (e.g., a loss on the tender or the deemed exchange of a Series of the euro-denominated outstanding notes, or on a subsequent sale, exchange or other disposition of a Series of the euro-denominated listed notes) may be required to disclose the transaction as a reportable transaction on IRS Form 8886 (or a suitable substitute) in the event the loss exceeds US$50,000 if the United States Holder is an individual or trust, or higher amounts if the United States Holder is any other holder. Additionally, a United States Holder that recognizes a loss pursuant to his or her Participation in the APE (or on a subsequent sale, exchange or other disposition of the listed notes) may be required to disclose the transaction as a reportable transaction in the event the loss exceeds US$2,000,000 in any single taxable year (or US$4,000,000 in any combination of taxable years) if the United States Holder is an individual, S corporation, or trust, or higher amounts if the United States Holder is any other holder.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with cash payments made to a United States Holder that participates in the APE, payments on the listed notes and the proceeds from a sale or other disposition of listed notes. A United States Holder may be subject to U.S. backup withholding tax on these payments if the United States Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder’s U.S. federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is furnished to the IRS.

All United States Holders are urged to consult their tax advisers to determine the tax consequences of the tender of outstanding notes pursuant to the APE in their particular circumstances, including the application of federal, state, local and foreign tax laws.

CERTAIN ARGENTINE TAX CONSIDERATIONS

The following is a summary of the principal Argentine tax consequences arising from the tender of outstanding notes for the listed notes and/or cash, and of outstanding loans for the unlisted notes and/or cash. The following is also a summary of the principal Argentine tax consequences arising from the ownership and disposition of the listed notes, and of the ownership of the unlisted notes. This summary is based upon tax laws in Argentina and regulations thereunder as in effect on the date of this solicitation statement. It is subject to any subsequent change, possibly on a retroactive basis, in Argentine law and regulations that may come into effect after such date. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described herein will agree with this interpretation. See also “Risk Factors—Risks Associated with the Notes.”

For purposes of this section, we assume that the listed notes will be issued in accordance with the Negotiable Obligations Law and qualify for tax exempt treatment under article 36 thereof (the “article 36 conditions”). Article 36 conditions are satisfied if:

•	the notes are placed through a public offering authorized by the CNV;

•	the proceeds of the placement are used by the issuer for

•	working capital in Argentina,

•	investments in tangible assets located in Argentina,

•	refinancing of liabilities, and/or

•	capital contributions to controlled or affiliated companies, the proceeds of which are applied exclusively for the foregoing purposes; and

•	the issuer provides evidence to the CNV, in the time and manner prescribed by regulations, as to the use of the proceeds of the public offering made for any of the purposes described in paragraph (b) above.

For purposes of this section, we also assume that the outstanding notes were issued in accordance with the Negotiable Obligations Law and qualify for tax exempt treatment under Article 36 thereof and that the Article 36 conditions are maintained.

Capitalization and Cash Interest Payments on Outstanding Debt

The cash interest payments will be subject to the tax treatment that corresponds to each debt instrument. Capitalization of the interest on the outstanding debt corresponding to the period from June 25, 2002 through December 31, 2003 may be understood to imply a payment at the moment of such capitalization, according to Section 18 of Argentine Income Tax Law (AITL), and as a result may be subject to the withholding that corresponds to the tax treatment of each debt instrument. Payment is broadly defined under Section 18 of the AITL, whether in cash or in kind. Payment is deemed to occur when the funds are available and have been reinvested, accumulated, capitalized, reserved or placed in an amortization or insurance fund whatever its denomination, or have been disposed in any other form. Otherwise, capitalized interest may be subject to withholding at the time of the effective payment of the resulting amounts.

Non-Argentine Holders

This discussion applies to holders that are neither Argentine entities nor Argentine resident individuals or undivided estates resident in Argentina (“non-Argentine holders”). Argentine entities are entities subject to the tax adjustment for inflation rules pursuant to Title VI of the AITL (in general, entities organized or incorporated under Argentine law, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina).

The Listed Notes

Income Tax

Tender

Non-Argentine holders of outstanding notes will be exempt from income tax on any gain derived from the tender of outstanding notes for the listed notes issued and/or cash delivered pursuant to the APE Solicitation.

Interest Payments

Interest payments on the listed notes (including original issue discount, if any), will be exempt from income tax provided that the listed notes are issued in accordance with the Negotiable Obligations Law, and the article 36 conditions are satisfied.

We intend to issue the listed notes in compliance with the article 36 conditions and we will request the approval for the program under which they will be issued. If we do not comply with the article 36 conditions, article 38 of the Negotiable Obligations Law provides that we shall be responsible for the payment of the tax that would have been owed by the holders of the listed notes of any Argentine taxes. In such event, such holders of the listed notes shall receive the amount of interest provided under the listed notes as though no such tax had been required.

Pursuant to the terms of the listed notes, if any withholding on account of Argentine taxes is imposed on interest on the listed notes, we shall be responsible for the payment of such additional amounts so that the holders receive the amount of interest provided in the listed notes free from any such withholdings. See “Description of the Notes—Additional Amounts.”

Capital Gains

Provided the article 36 conditions are met, non-Argentine holders will not be subject to taxation on capital gains derived from the sale or other disposition of the listed notes. However, even if the article 36 conditions are not met, Decree No. 2284/91, ratified by Law No. 24,307, states that non-Argentine residents are not subject to tax on capital gains derived from the sale or other disposition of securities, such as the listed notes.

Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina or outside Argentina must include securities, such as the listed notes, in order to determine their tax liability for purposes of the personal assets tax. Although the listed notes directly held by individuals domiciled and undivided estates located outside Argentina would technically be subject to the personal assets tax, the personal assets tax law sets forth no method or procedure for the collection of such tax in respect of securities, such as the listed notes, that are directly held by such individuals or undivided estates.

As a result, the personal assets tax generally is not applicable in respect of securities held by legal entities not domiciled in Argentina. However, the personal assets tax law establishes an irrefutable legal presumption that certain securities, such as the listed notes, issued by Argentine issuers, which are directly owned (“titularidad directa”) by a foreign legal entity that

•	is located in a country which does not require securities to be held in registered form, and

•	pursuant to its legal nature or its bylaws

•	its principal business is investing outside its country of organization and/or

•	is not able to perform certain activities in its own country or to make certain investments,

are deemed to be owned by individuals domiciled or undivided estates located in Argentina and, therefore, subject to personal assets tax.

In such cases, the law imposes the obligation to pay the personal assets tax at an aggregate rate of 1.5 percent on the Argentine issuer (the “substitute obligor”). The personal assets tax law also authorizes the substitute obligor to seek reimbursement of the amount so paid, including without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment.

The above legal presumption does not apply to the following non-resident entities that directly own securities such as the listed notes:

•	insurance companies,

•	open-end investment funds,

•	pension funds and

•	banks or financial entities the head office of which is located in a country whose central bank or equivalent authority has adopted the international standards of supervision established by the Basle Banking Committee.

Notwithstanding the above, Decree No. 812/96 establishes that the legal presumption discussed above shall not apply to debt-related securities whose public offering has been authorized by the CNV and which are traded on stock exchanges located in Argentina or abroad. In order to ensure that this legal presumption will not apply, and correspondingly, that we will not be liable as a substitute obligor, we must keep in our records a duly certified copy of the CNV resolution authorizing the public offering of the listed notes in Argentina and evidence that such certificate of authorization was effective as of December 31 of the year in which the tax liability may have occurred, as required by General Resolution No. 4,203 issued by the AFIP. We intend to comply with these requirements.

Value Added Tax

All transactions and financial operations related to the issuance, placement, purchase, transfer, payment of principal of and/or interest on, or redemption of, the listed notes, are exempt from value added tax provided that all of the article 36 conditions are met. Further, even if the conditions of Article 36 of the Negotiable Obligations Law are not met, interest payments made with respect to the listed notes will also be exempt from value added tax to the extent the listed notes were placed through a public offering authorized by the CNV.

Tax on Deposits to and Withdrawals from Bank Accounts

The tax on deposits to and withdrawals from bank accounts applies on certain deposits to and withdrawals from bank accounts opened in Argentine financial entities regulated by Law No. 21,526 and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an entity regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a bank account, would be subject to the tax on deposits and withdrawals unless a particular exemption was applicable. The general tax rate is 0.6%. Consequently, if any holder of the notes receives the payment of principal and/or interest or the redemption price in an account opened in the Argentine financial institution, it will be subject to this tax at a rate of 0.6% of such payment.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be utilized as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

The Unlisted Notes

Income Tax

Tender

Non-Argentine holders of outstanding loans will not be subject to any withholding under the tender of outstanding loans for the unlisted notes and/or cash, to the extent such tender does not involve the capitalization or payment (as defined in Section 18 of the AITL) of interest. See “—Capitalization and Cash Interest Payments on Outstanding Debt.”

Interest Payments

Payments of interest made under the unlisted notes to a non-Argentine holder will be subject to Argentine income tax withholding levied at a rate of:

•	15.05% if the non-Argentine holder is a banking or financial entity located in a jurisdiction not deemed to be a low tax jurisdiction according to the Argentine income tax law and its regulatory decree, or located in a jurisdiction that has entered into an agreement of exchange of information with Argentina and only if bank secrecy, secrecy pertaining to stock exchange transactions or of other kind cannot be alleged in accordance with its local provisions upon an information request of the respective tax authority. Financial entities subject to the provisions of this paragraph are those under the supervision of the relevant Central Bank or equivalent agency, or

•	the rate applicable in accordance with a tax treaty for the avoidance of double taxation if the creditor is

•	resident in a country that has such a tax treaty in force with Argentina and

•	entitled to claim for itself the application of such tax treaty; provided such rate is lower than the one established under general provisions of Argentine law, or

•	35% in all other cases.

Under the regulatory decree of the income tax law, if an Argentine payer assumes the obligation to pay the tax for any non-resident recipient, the net amount payable must be grossed-up in an amount equal to the tax assumed by the Argentine payer. In such case, the effective Argentine income tax withholdings would be, approximately, 17.72% and 53.85% instead of 15.05% and 35%. Payment of the amounts corresponding to CER may be subject to income tax withholding at a rate up to 35%.

Capital Gains

Decree No. 2284/91, ratified by Law No. 24,307, states that non-Argentine residents are not subject to tax on capital gains derived from the sale or other disposition of securities, such as the unlisted notes.

Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina or outside Argentina must include securities, such as the unlisted notes, in order to determine their tax liability for purposes of the personal assets tax. Although the unlisted notes directly held by individuals domiciled and undivided estates located outside Argentina would technically be subject to the personal assets tax, the personal assets tax law sets forth no method or procedure for the collection of such tax in respect of securities, such as the unlisted notes, that are directly held by such individuals or undivided estates.

The personal assets tax generally is not applicable in respect of securities held by legal entities not domiciled in Argentina. The personal assets tax law establishes an irrefutable legal presumption, however, that certain securities, such as the unlisted notes, issued by Argentine issuers, which are directly owned (“titularidad directa”) by a foreign legal entity that

•	is located in a country which does not require securities to be held in registered form, and

•	pursuant to its legal nature or its bylaws

•	its principal business is investing outside its country of organization and/or

•	is not able to perform certain activities in its own country or to make certain investments,

are deemed to be owned by individuals domiciled or undivided estates located in Argentina and, therefore, subject to personal assets tax.

In such cases, the law imposes the obligation to pay the personal assets tax at an aggregate rate of 1.5 percent on the Argentine issuer (the “substitute obligor”). The personal assets tax law also authorizes the substitute obligor to seek reimbursement of the amount so paid, including without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment.

The above legal presumption does not apply to the following non-resident entities that directly own securities such as the unlisted notes:

•	insurance companies,

•	open-end investment funds,

•	pension funds and

•	banks or financial entities the head office of which is located in a country whose central bank or equivalent authority has adopted the international standards of supervision established by the Basle Banking Committee.

Value Added Tax

Payments of interest made under the unlisted notes to non-Argentine holders will be subject to value added tax levied at a rate of

•	21%, or

•	10.5% if the loans under the unlisted notes are granted by banking institutions located in countries where the relevant governmental authority has adopted the international standards approved by the Basle Committee on Banking Regulations and Supervisory Practices (the “Basle Standards”).

Payment of the amounts corresponding to CER may be subject to VAT at a rate up to 21%. The tax is paid by Telecom under a self assessment procedure and such VAT paid is a credit for Telecom in the next month.

Tax on Deposits to and Withdrawals from Bank Accounts

The tax on deposits to and withdrawals from bank accounts applies on certain deposits to and withdrawals from bank accounts opened in Argentine financial entities regulated by Law No. 21,526 and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a bank account. Therefore, any deposit to and withdrawal from a bank account opened in an entity regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a bank account, would be subject to the tax on deposits and withdrawals unless a particular exemption was applicable. The general tax rate is 0.6%. Consequently, if any holder of the unlisted notes receives the payment of principal and/or interest or the redemption price in a banking account opened in the Argentine financial institution, it will be subject to this tax at a rate of 0.6% of such payment.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be utilized as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Argentine Holders

The Listed Notes

Income Tax

Argentine Entities

Any gain resulting from the tender of outstanding notes for the listed notes and/or cash by Argentine entities will be subject to corporate income tax at a 35% flat tax rate. The same treatment applies to any capital gain derived from the disposition or sale of the listed notes. Likewise, any loss derived from the tender may entitle a deduction for income tax purposes. In this case, interest payments on the listed notes are taxed for Argentine entities, and, in general, a 35% withholding applies upon payment, except when the holder is a financial entity.

Argentine Individuals

Any gain derived from the tender of outstanding notes for the listed notes and/or cash by Argentine individuals as well as the interest payments under the listed notes, shall not be subject to income tax, even if the listed notes are received for capitalized interest. Likewise, if the article 36 conditions are met in respect of the listed notes, any gain derived from the sale or disposition of the listed notes as well as the interest payments under the listed notes will be exempt from personal income tax.

Presumed Minimum Income Tax

Argentine entities must include the notes for purposes of determining their tax liability under the presumed minimum income tax (“IGMP”). This 1% asset tax (0.20 percent, in the case of banks and financial entities) is levied on the total value of the listed notes plus any other assets held by such persons provided that the taxable assets located in Argentina exceed an aggregate nominal amount of P$200,000. As the listed notes will be listed on stock exchanges or public markets, the taxable value of the listed notes will be determined based on the latest quotation at the closing date of the relevant fiscal year. The income tax payment of a given taxable year is creditable towards the payment of the IGMP due in the same taxable year. Any excess IGMP paid may not be offset or reimbursed, but can be carried forward as a credit towards the income tax due within the following ten taxable years.

Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina must include the listed notes in order to determine their tax liability for purposes of the personal assets tax. There is a non-taxable amount of P$102,300. Where the value of the assets, determined according to personal asset tax valuation exceeds P$102,300—excluding the value of shares issued by Argentine companies, this tax is levied on the excess thereof

•	at an annual rate of 0.5 percent, if the total asset value does not exceed P$302,300, and

•	at an annual rate of 0.75%, if the total asset value exceeds P$302,300.

Value Added Tax

All transactions and financial operations related to the issuance, placement, purchase, transfer, payment of principal of and/or interest on, or redemption of, the notes, are exempt from value added tax provided that article 36 conditions are met. Further, even if the conditions of Article 36 of the Negotiable Obligations Law are not met, interest payments made with respect to the listed notes will also be exempt from value added tax to the extent the listed notes were placed through a public offering authorized by the CNV.

Gross Income Tax

Income stemming from any transaction relating to negotiable obligations issued under the Negotiable Obligations Law, such as the listed notes, is exempt from gross income tax in the jurisdictions of the City of Buenos Aires and the province of Buenos Aires. However, in order to qualify for this exemption in the province of Buenos Aires, the negotiable obligations must comply with the article 36 conditions. We intend to comply with them.

Tax on Deposits to and Withdrawals from Bank Accounts

The tax on deposits to and withdrawals from bank accounts applies on certain deposits to and withdrawals from bank accounts opened in Argentine financial entities regulated by Law No. 21,526 and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an entity regulated by the Law No. 21,526, or any transaction deemed to be used in lieu of a bank account, would be subject to the tax on deposits and withdrawals unless a particular exemption was applicable. The general tax rate is 0.6%. Consequently, if any holder of the notes receives the payment of principal and/or interest or the redemption price in an account opened in the Argentine financial institution, it will be subject to this tax at a rate of 0.6% of such payment.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be utilized as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

The Unlisted Notes

Income Tax

Argentine Entities

Any gain resulting from the tender of outstanding loans for the unlisted notes and/or cash by Argentine entities will be subject to corporate income tax at a 35% flat tax rate. The same treatment applies to any capital gain derived from the disposition or sale of the unlisted notes. Likewise, any loss derived from such tender may entitle the Argentine entity to a deduction for income tax purposes. Interest payments on the unlisted notes are taxed for Argentine entities, and, in general, a 35% withholding applies upon payment except when the holder is a financial entity. Such withholding is a payment on account of the holder’s final tax liability. The amounts corresponding to CER under the unlisted notes may be subject to income tax at a rate of 35%.

Argentine Individuals

Any gain resulting from the tender of outstanding loans for the unlisted notes and/or cash by Argentine individuals may be subject to personal income tax at a 9% to 35% flat tax rate depending on the net income gain. Any capital gain derived from the disposition or sale of the unlisted notes is exempt from income tax. Interest payments on the unlisted notes are taxed for Argentine individuals at a 9% to 35% flat tax rate, and, in general, a withholding applies upon payment, except when the holder is a financial entity. Such withholding is a payment on account of the holder’s final tax liability. The amounts corresponding to CER under the unlisted notes may be subject to income tax at a rate of 9% to 35%.

Value Added Tax

Payments of interest under the unlisted notes, subject to the characteristics of the investor, will be subject to VAT levied at a rate of (A) 21%, or (B) 10.5% if the unlisted notes are granted by licensed financial institutions subject to Law No. 21,526. The amounts corresponding to CER under the unlisted notes may be subject to VAT at a rate of up to 21%.

Presumed Minimum Income Tax

Argentine entities must include the listed notes for purposes of determining their tax liability under the presumed minimum income tax (“IGMP”). This 1% asset tax (0.20 percent, in the case of banks and financial entities) is levied on the total value of the listed notes plus any other assets held by such persons provided that the taxable assets located in Argentina exceed an aggregate nominal amount of P$200,000. If the listed notes are listed on stock exchanges or public markets, the taxable value of the notes will be determined based on the latest quotation at the closing date of the relevant fiscal year. The income tax payment of a given taxable year is creditable towards the payment of the IGMP due in the same taxable year. Any excess IGMP paid may not be offset or reimbursed, but can be carried forward as a credit towards the income tax due within the following ten taxable years.

Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina must include the unlisted notes in order to determine their tax liability for purposes of the personal assets tax. There is a non-taxable amount of P$102,300. Where the value of the assets, determined according to personal asset tax valuation exceeds P$102,300—excluding the value of shares issued by Argentine companies, this tax is levied on the excess thereof (i) at an annual rate of 0.5%, if the total asset value does not exceed P$302,300, and (ii) at an annual rate of 0.75%, if the total asset value exceeds Ps.302,300.

Gross Income Tax

Interest payments under the unlisted notes will be subject to gross income tax at a rate of 5.5% in the City of Buenos Aires. The amounts corresponding to CER under the unlisted notes may be subject to gross income tax.

Tax on Deposits to and Withdrawals from Bank Accounts

The tax on deposits to and withdrawals from bank accounts applies on certain deposits to and withdrawals from bank accounts opened in Argentine financial entities regulated by Law No. 21,526 and to other transactions that, due to their special nature and characteristics, are similar or could be used in lieu of a bank account. Therefore, any deposit to or withdrawal from a bank account opened in an entity regulated by Law No. 21,526, or any transaction deemed to be used in lieu of a bank account, would be subject to the tax on deposits and withdrawals unless a particular exemption was applicable. The general tax rate is 0.6%. Consequently, if any holder of the unlisted notes receives the payment of principal and/or interest or the redemption price in a banking account opened in the Argentine financial institution, it will be subject to this tax at a rate of 0.6% of such payment.

Decree No. 534/2004 provides that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 34% of the tax originated in credits on such bank accounts. This amount may be utilized as a credit for the Income Tax and Tax on Minimum Presumed Income. The amount computed as a credit is not deductible for income tax purposes.

Loans

According to the AITL, payments of interest made by Telecom under any loan granted by a non-Argentine resident is subject to an income tax withholding at a minimum rate of 35%. Other withholding rates may apply depending on the fulfillment of certain provisions of the AITL or if a Tax Treaty is applicable. Such interest is also subject to VAT but, in this case, the tax is paid by Telecom under a self-assessment mechanism and such VAT may be used as a credit for VAT purposes. A tax on debits and credits in Argentine Bank accounts is imposed at a rate of 0.6% for each debit and credit. Credits in Argentine bank accounts arising from the deposit of the funds made available by the lender are not subject to income tax provided that the Lender is a bank and the borrower fulfills certain formal obligations according to General Resolution No. 1135/2001 of the AFIP.

Other Tax Consequences

Stamp Taxes and Transfer Taxes

No stamp taxes shall be payable in the City of Buenos Aires by holders of the notes under article 35 of the Negotiable Obligations Law and also under the current tax legislation of the City of Buenos Aires. No stamp taxes shall be payable in the City of Buenos Aires by holders of the unlisted notes. No Argentine transfer taxes are applicable on the sale or transfer of the notes.

Court Taxes

In the event that it becomes necessary to institute enforcement proceedings in relation to the notes or the unlisted notes in Argentina, a court tax (currently at a rate of 3%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE EXCHANGE OF THE OUTSTANDING NOTES AND THE OUTSTANDING LOANS AND THE OWNERSHIP OF THE LISTED NOTES, THE UNLISTED NOTES AND THE LOANS. HOLDERS AND PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISERS CONCERNING THE TAX CONSEQUENCES IN THEIR PARTICULAR SITUATION.

CERTAIN LUXEMBOURG TAX CONSIDERATIONS

The following is a summary of the principal Luxembourg tax consequences arising from the tender of outstanding notes for the listed notes and/or cash, and of outstanding loans for the unlisted notes and/or cash. The following is also a summary of the principal Luxembourg tax consequences arising from the ownership and disposition of the notes. This summary is based upon tax law in Luxembourg and regulations as in effect on the date of this solicitation statement. It is subject to any subsequent change, possibly on a retroactive basis, in Luxembourg law and regulations that may come into effect after such date. It is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a holder or prospective investor.

Tax Residency

A holder of the notes will not become resident, or be deemed to be resident, in Luxembourg by reason only of the holding of the notes, or the execution, performance, delivery and/or enforcement of the notes.

Withholding Tax

Luxembourg withholding tax on payments to individual holders of the notes may as from January 1, 2005 be required to be made pursuant to the European Council Directive 2003/48/EC on the taxation of savings income or any treaties or law implementing or complying with, or introduced in order to conform to, such Directive.

Non-Luxembourg Holders

Tender

Non-Luxembourg holders of outstanding notes or of outstanding loans will not be subject to Luxembourg income tax on any gain derived from the tender of outstanding notes or loans for the notes issued and/or cash delivered pursuant to the APE Solicitation.

Income deriving from the Notes

Holders who are non-residents of Luxembourg and who do not hold the notes through a permanent establishment in Luxembourg are not liable to any Luxembourg income tax, whether they receive payments of principal, payments of interest (including accrued but unpaid interest), payments received upon redemption, repurchase or exchange of the notes, or realize capital gains on the sale of any notes.

Luxembourg Holders

Tender

Luxembourg resident individuals

Any gain derived from the tender of outstanding notes or outstanding loans for the notes and/or cash by Luxembourg resident individuals shall not be subject to income tax in Luxembourg, unless outstanding notes or loans are disposed of within six months following the acquisition thereof, or the exchange precedes the acquisition.

Luxembourg resident companies

Any gain resulting from the tender of outstanding notes or outstanding loans for the notes and/or cash by Luxembourg resident companies will be subject to corporate income tax at the global tax rate of 30.38%. Likewise, any loss derived from the tender could entitle a deduction for income tax purposes.

Income deriving from the Notes

Taxation of Luxembourg residents—General

Holders of the notes who are residents of Luxembourg, or non-resident holders of the notes who have a permanent establishment in Luxembourg with which the holding of the notes is connected, must for income tax purposes include any interest received in their taxable income. They will not be liable for any Luxembourg income tax on repayment of principal.

Luxembourg resident individuals

Luxembourg resident individual holders of the notes are not subject to taxation on capital gains upon the disposal of the notes, unless the disposal of the notes precedes the acquisition of the notes or the notes are disposed of within six months of the date of acquisition of these notes. Upon a repurchase, redemption or exchange of the notes, individual Luxembourg resident individual holders must include the portion of the repurchase, redemption or exchange price corresponding to accrued but unpaid interest in their taxable income.

Luxembourg resident companies

Luxembourg resident companies (société de capitaux) which are holders of the notes or foreign entities of the same type which have a permanent establishment in Luxembourg with which the holding of the notes is connected, must include in their taxable income the difference between the sale or redemption price (including accrued but unpaid interest) and the lower of the cost or book value of the notes sold, redeemed or exchanged.

Luxembourg resident companies benefiting from a special tax regime

Holders of the notes which are holding companies subject to the law of July 31, 1929 or undertakings for collective investment subject to the law of December 20, 2002 are tax exempt entities in Luxembourg, and thus are not subject to any Luxembourg tax (i.e., corporate income tax, municipal business tax and net wealth tax) on income received on the notes or gains realized upon their transfer.

Other Tax Consequences

Stamp Taxes and Transfer Taxes

There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by holders of the notes as a consequence of the issuance of the notes, nor will any of these taxes be payable as a consequence of a subsequent transfer, repurchase or redemption of the notes.

VAT

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the notes or in respect of the payment of interest or principal under the notes or the transfer of the notes.

European Union Savings Directive

On June 3, 2003, the European Union adopted the European Council Directive 2003/48/EC on the taxation of savings income. Subject to a number of important conditions being met, it is proposed that member states will be required from a date not earlier than January 1, 2005 to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person to an individual in another member state, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise. The ending of such transitional period depends on the conclusion of certain other agreements relating to information exchange with certain other countries. Telecom will not make any additional payments to holders of the notes on account of any withholding or deduction that is required because of the implementation of the European Union Savings Directive.

EXCHANGE CONTROLS

Increases in Argentine inflation or devaluation of the peso could adversely affect our operating results. As a result of inflationary pressures, the Argentine currency has been devalued repeatedly during the last 30 years. During that period, the economic authorities in Argentina have utilized a number of exchange rate systems. Macroeconomic instability has led to broad fluctuations in the real exchange rate of the Argentine currency relative to the dollar.

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Argentine government. From April 1, 1991, when the Convertibility Law became effective, until January 6, 2002, the Argentine currency was freely convertible into dollars. Under the Convertibility Law, the Central Bank was obligated to have a reserve in foreign currencies, gold and public bonds denominated in foreign currency (at their market value) equal to the amount of the outstanding Argentine currency and to sell dollars at a rate of not more than P$1.00 per US$1.00. The Central Bank followed a policy to seek to prevent the appreciation of the peso significantly above the P$1.00 per US$1.00 level by purchasing dollars at a rate of not less than P$0.998 per US$1.00. Under the Argentine government’s medium-term program agreed to with the IMF, the convertibility scheme would maintain the fixed convertibility ratio of one peso per U.S. dollar. In June 2001, the Argentine government passed a new law to reform the Convertibility Law, pegging the Argentine peso to a basket composed of an equal percentage of U.S. dollars and euro. This reform would have become effective once the euro reached parity with the dollar. For information regarding historical foreign exchange rates in Argentina and the Convertibility Law, see “Presentation of Financial Information—Exchange Rates” and “Operating and Financial Review and Prospects—Economic and Political Developments in Argentina.”

On January 6, 2002, the Argentine Government enacted the Public Emergency Law, putting an end to ten years of dollar-peso parity under the Convertibility Law and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated bonds be at all times equivalent to not less than 100% of the pesos in circulation plus the peso deposits of the financial sector with the Central Bank. The Public Emergency Law grants the executive branch of the Argentine government the power to set the system that will determine the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. On January 9, 2002, the executive branch established a temporary dual exchange rate system, a fixed rate for transactions subject to Central Bank approval and import and export transactions at an exchange rate of P$1.40 per dollar and a floating rate to be freely determined by the market for all other transactions.

On January 11, 2002, after the Central Bank ended a banking holiday that it had imposed with some interruptions since December 21, 2001, the exchange rate began to float for the first time since April 1991. Heightened demand for scarce dollars caused the dollar to trade well above the P$1.40 per dollar rate used by the Argentine government. On February 8, 2002, the executive branch announced the elimination of the dual exchange rate in favor of a single floating rate for all transactions. In addition, since February 3, 2002, the executive branch has imposed several banking holidays, thereby freezing the banking system for days at a time.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. On February 8, 2002, the Central Bank issued Communication “A” 3471, which stated that single and free exchange transactions can only be performed with entities authorized by the Central Bank to operate in foreign exchange. Item 4 of the communication stated that the exchange sale transactions in the single and free exchange market shall be performed using peso bills. See “Background and Reasons for the APE Solicitation—The Argentine Banking System.”

Beginning in January 2003, the restrictions requiring the Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest were progressively reduced by Comunicación “A” 3843 dated December 26, 2002, as amended by Comunicación “A” 3866 dated January 16, 2003, by Comunicación “A” 3880 dated February 13, 2003, by Comunicación “A” 3895 dated March 13, 2003 and by Comunicación “A” 3908 dated March 27, 2003 and Comunicación “A” 3944 dated May 6, 2003.

In accordance with Comunicación “A” 3973 dated July 1, 2003, as amended by Comunicación “A” 4142 dated May 18, 2004, the Central Bank’s prior approval is no longer required for the following payments:

•	total or partial payment of principal debts in connection with financial loans, bonds and other securities the payment of which is owed to persons or entities that are not residents of Argentina, provided that these payments are made within 90 days prior to the date they become due and as long as they are made after 180 days as of the entrance and liquidation of the funds disbursed pursuant to such debt.

•	the total or partial payment in advance (with no limitation in time) of principal in connection with financial loans, bonds and other securities the payment of which is owed to persons or entities that are not residents of Argentina, provided that the following conditions are met:

•	if the payment is not made as part of a debt restructuring process, the foreign currency amount to be used to prepay debt with persons or entities that are not residents of Argentina shall be not higher than the current value of the portion of the debt being cancelled; or

•	if the payment is made as part of a debt restructuring process with persons or entities that are not residents of Argentina, the new debt terms and conditions and the cash payment to be made shall not imply an increase in the current value of the debt.

In addition, Comunicación “A” 3843, as amended, and Comunicación “A” 4142 state that prior authorization from the Central Bank is no longer required for payment of interest, at any time, to persons or entities that are not residents of Argentina.

Pursuant to Comunicación “A” 3722, as amended, individuals and legal entities must obtain the Central Bank’s prior approval for transactions regarding the acquisition of foreign currency for the following purposes: individuals’ foreign portfolio investments, residents’ other foreign investments, legal entities’ foreign investment, and purchases of foreign currency to be kept in custody within Argentina. Comunicación “A” 3909 and Comunicación “A” 4128, as amended by Comunicación “A” 3944, states that this prior authorization will no longer be required by individuals and legal entities with residence in Argentina for the purpose of purchase of foreign currency as long as:

(i)	the purchases do not exceed an aggregate amount of US$2,000,000 per month; or

(ii)	the amount in pesos to be paid for the foreign currency does not exceed the equivalent of the amount paid by that individual or legal entity to the Argentine tax administration in the previous calendar month for the prior month with respect to exportation duties plus three times the amount paid as tax on deposits and withdrawals of bank accounts.

Comunicación “A” 3998, as amended by Comunicación “A” 4066, states that in addition to the maximum amounts set forth in (i) and (ii) above, individuals and legal entities with residence in Argentina will not be required, up to June 30, 2004, to obtain the Central Bank’s prior approval for the purpose of purchase of foreign currency, provided that:

(a)	the amounts are used before December 31, 2004 to cancel bonds, syndicated financial loans, financial loans granted by foreign banks, debt held by foreign banks or certain other debt;

(b)	foreign currency purchased pursuant to Comunicación “A” 3998 and the related rules and Comunicación “A” 3722 (as amended) may not exceed US$40,000,000 per month; and

(c)	the aggregate of foreign currency purchased pursuant to Comunicación “A” 3998 plus any foreign currency deposited in trusts pursuant to Comunicación “A” 3872 (as amended) plus foreign currency purchased pursuant to specific Central Bank authorizations, may not exceed 25% of the total outstanding principal debt subject to restructuring or the aggregate of unmatured or past-due interest and past-due principal subject to restructuring.

Payments abroad for services rendered can be freely made if the service is rendered by a non-resident in Argentina. If the nature of the service to be paid does not have a direct relation to Telecom’s business activity, a copy of the original agreement under which the obligation must be paid shall be filed with the relevant financial entity, together with a written statement as to its existence signed by an external auditor or a public accountant whose signature must be certified by the FACPCE.

There can be no assurance that the Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal and/or interest payments by Telecom to its foreign creditors or for dividend payments by Telecom to its foreign shareholders.

As of June 17, 2004, the peso-U.S. dollar exchange rate (ask price) according to Banco Nación was approximately P$2.95=US$1.00.

DOCUMENTS ON DISPLAY

Telecom files annual and special reports and other information with the SEC. You may read and copy any document that Telecom files at the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC located at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois, 60604 and 233 Broadway, New York, New York 10279.

You may request a copy of these filings by writing or telephoning the offices of Telecom, Alicia Moreau de Justo 50, (C1107AAB) Buenos Aires, Argentina. Telecom’s telephone number is 011-54-11-4968-4000. These filings will be made available at the office of the Luxembourg agent at the address set forth on the back cover of this solicitation statement.

Telecom maintains a website at www.telecom.com.ar. The contents of the website are not part of this solicitation statement.

ENFORCEMENT OF CIVIL LIABILITIES

We are a corporation, or sociedad anónima, organized under the laws of Argentina. Five of our directors, two of our alternate directors and all of our officers are residents of Argentina. The remainder of our directors and alternate directors are residents of France and Brazil. Substantially all or a substantial portion of our assets and those of these persons are located in Argentina or elsewhere outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them in the United States judgments predicated upon the civil liabilities provisions of the federal securities laws of the United States. Marval, O’Farrell & Mairal and Estudio Alegria, Buey Fernández, Fissore y Montemerlo S.R.L., our Argentine counsel, have advised us that there is doubt that Argentine courts will enforce in all respects, to the same extent as in the United States and in a timely manner against us or any of our directors or officers, judgments obtained in United States courts predicated solely upon the civil liability provisions of the federal securities laws of the United States or enforce liabilities against us or such persons in original actions brought in Argentine courts predicated solely upon the federal securities laws of the United States. Our Argentine counsel have also advised us that, according to Argentine law, an Argentine court would not enforce a judgment against any of our properties located in Argentina if the court were to hold that the properties in question provide essential services to the Argentine public, unless the Argentine government otherwise approved the release of those properties. This may adversely affect the ability of a creditor to realize a judgment against our assets.

LEGAL MATTERS

Legal matters will be passed upon for us by Marval, O’Farrell & Mairal and Estudio Alegria, Buey Fernández, Fissore y Montemerlo S.R.L., our Argentine legal counsel, Gianni, Origoni, Grippo & Partners, our Italian legal counsel and by Davis Polk & Wardwell, New York, New York, our United States legal counsel. Legal matters will be passed upon for the solicitation agents by Sidley Austin Brown & Wood LLP, New York, New York, United States legal counsel to the solicitation agents.

As to all matters of Argentine law and Italian law, Davis Polk & Wardwell may rely on the opinion of Marval, O’Farrell & Mairal, Estudio Alegria, Buey Fernández, Fissore y Montemerlo S.R.L., our Argentine counsel, and, as to all matters of Italian law Gianni, Origoni, Grippo & Partners, our Italian legal counsel, respectively. As to all matters of United States law and Italian law, Marval, O’Farrell & Mairal and Estudio Alegria, Buey Fernández, Fissore y Montemerlo S.R.L. may rely on the opinion of Davis Polk & Wardwell and Gianni, Origoni, Grippo & Partners, our New York and Italian legal counsel, respectively.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and for each of the year then ended included in this solicitation statement have been included in reliance on the report of Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers), independent accountants, and Pistrelli, Henry Martin y Asociados S.R.L. (a member firm of Ernst & Young Global), independent accountants, given on the authority of said firms as experts in auditing and accounting. Such report contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern and also contains a paragraph related to a departure from Argentine GAAP.

Our consolidated financial statements as of December 31, 2002 and for each of the two years then ended (included for comparative purposes in our consolidated financial statements as of December 31, 2003 and for the year then ended), included in this solicitation statement have been included in reliance on the report of Henry Martin, Lisdero y Asociados, one of the predecessor firms of Pistrelli, Henry Martin y Asociados S.R.L. (both member firms of Ernst & Young Global), independent accountants, given on the authority of said firms as experts in auditing and accounting. Such report is based in part on the report of other accountants and contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern.

The financial statements of Telecom Personal S.A. as of and for the year ended December 31, 2002, not separately presented in this solicitation statement, have been audited by Price Waterhouse & Co. (a member firm of PricewaterhouseCoopers), independent accountants, whose report thereon appears herein (which contains an explanatory paragraph relating to Telecom Personal’s ability to continue as a going concern). Telecom Personal’s financial statements, to the extent they have been included in our consolidated financial statements, have been included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

GENERAL INFORMATION

1.	The APE solicitation has been authorized by a resolution of our Board of Directors adopted on December 19, 2003. The issuance and delivery of the notes will require approval by a shareholders’ meeting of Telecom.

2.	Other than as disclosed in this solicitation statement, we are not involved in any litigation or arbitration proceedings relating to claims or amounts which are material in the context of the delivery of the notes nor so far as we are aware is any litigation or arbitration pending or threatened.

3.	BNP Paribas Securities Services, Luxembourg Branch has been retained by Telecom to act as Luxembourg agent with respect to the APE solicitation. For so long as any of the notes are outstanding, copies of the following documents (together with English translations thereof if the original document is not in English) may be obtained during normal business hours at the specified offices of the Luxembourg agent in Luxembourg at the address set forth on the back cover of this solicitation statement:

•	the original indenture under which the outstanding notes were issued;

•	the indenture under which the notes will be issued;

•	this solicitation statement;

•	the letter of transmittal;

•	the instruction letter;

•	our most recent publicly available audited unconsolidated and consolidated financial statements, beginning with our financial statements for the years ended December 31, 2003, 2002 and 2001 and our most recent subsequently published unaudited unconsolidated and consolidated interim financial statements (expected to be published on a quarterly basis) and our reports on Form 20-F and Form 6-K most recently filed with the SEC; and

•	the final Luxembourg Stock Exchange listing information memorandum filed with the Luxembourg Stock Exchange with respect to the listed notes denominated in euro.

Copies of the original indenture under which the outstanding notes were issued and the indenture under which the notes will be issued will only be available for inspection at the Luxembourg agent’s office. Copies of each of the other documents listed above may be retained by the noteholders.

4.	In connection with the public offering and the application for the notes to be listed on the Luxembourg Stock Exchange, copies in the English language of our constitutional documents and a legal notice have been deposited with the Registre de Commerce et des Sociétés à Luxembourg, where they may be inspected and copies obtained upon request.

5.	The notes are expected to be accepted for clearance through DTC (in the case of the notes issued to holders of Telecom’s outstanding Series C notes only), Euroclear and Clearstream, Luxembourg.

6.	Except as disclosed in this solicitation statement, there has been no significant change in the financial or trading position of Telecom and its subsidiaries taken as a whole since December 31, 2003 and there has been no material adverse change in the financial position or prospects of Telecom and its subsidiaries taken as a whole since December 31, 2003.

7.	Set forth below is an itemization of the total expenses that we expect to incur in connection with the APE solicitation:

Amount To Be Paid
Registration fee	$178,161
Buenos Aires Stock Exchange/Mercado Abierto Electrónico S.A. listing fee*	$2,100,000
Luxembourg Stock Exchange listing fee*	$1,500
Printing and engraving expenses	$300,000
Court filing fees and expenses	$7,200,000
Professional advisory fees and expenses (including legal fees)*	$18,000,000
Accounting fees and expenses	$150,000
Trustees’ fees*	$15,000
Settlement agent’s fees	$225,000
Transfer agents’ fees*	$5,000
Miscellaneous	$960,800

Total	$29,134,661

*	Assuming the notes are issued.

TELECOM ARGENTINA S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

CONSOLIDATED FINANCIAL STATEMENTS

TELECOM ARGENTINA S.A.

(formerly Telecom Argentina STET-France Telecom SA)

Consolidated Financial Statements

as of December 31, 2003 and 2002 and for the years

ended December 31, 2003, 2002 and 2001

Consolidated Financial Statements

as of March 31, 2004 and December 31, 2003

and for the three-month periods ended

March 31, 2004 and 2003

$ : Argentine peso

US$ : U.S. dollar

$2.93 = US$1 as of December 31, 2003

$2.86 = US$1 as of March 31, 2004

Telecom Argentina S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

Report of Independent Auditors

To the Board of Directors and Shareholders of Telecom Argentina S.A. (formerly Telecom Argentina STET-France Telecom S.A.) (*)

1.	We have audited the accompanying consolidated balance sheet of Telecom Argentina S.A. and its subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	As indicated in Note 3.c), effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from generally accepted accounting principles in Argentina.

4.	In our opinion, with the exception of the matter described in the preceding paragraph, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Argentina.

5.	The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 12 to the accompanying consolidated financial statements as of December 31, 2003 and for the year then ended, the Company defaulted on its principal and interest debt obligations. Furthermore, the Company has an accumulated deficit as of December 31, 2003. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 12. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6.	Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

Buenos Aires, Argentina

March 9, 2004

(*) On February 18, 2004, an extraordinary and ordinary shareholders meeting approved the change of the legal name of the Company to Telecom Argentina S.A. This change is pending registration with the Argentine Commercial Registry. The term Telecom Argentina S.A. has been used in this report to refer to the Company.

PRICE WATERHOUSE & CO.		PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. Member firm of Ernst & Young Global

By	/S/ JUAN C. GRASSI (PARTNER)	/S/ ALDO O. CARUGATI (PARTNER)

	Juan C. Grassi	Aldo O. Carugati (Partner)

Report of Independent Auditors

To the Board of Directors and Shareholders of

Telecom Argentina STET-France Telecom S.A.

We have audited the accompanying consolidated balance sheet of Telecom Argentina STET-France Telecom S.A. (“Telecom” or the “Company”) as of December 31, 2002 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Telecom Personal S.A. (“Telecom Personal”), a majority-owned subsidiary of the Company, which statements reflect total assets of Ps.2,951 million at December 31, 2002 , and total revenues of Ps.1,028 million and Ps.1,741 million for the years ended December 31, 2002 and 2001, respectively. Those statements were audited by other auditors whose report, which has been furnished to us, included an explanatory paragraph regarding the existence of substantial doubt about Telecom Personal’s ability to continue as a going concern. Our opinion, insofar as it relates to data included for Telecom Personal, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telecom at December 31, 2002 and the consolidated results of its operations and its cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in Argentina.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 12 to the accompanying consolidated financial statements as of December 31, 2002 and for the year then ended, the Company defaulted on its principal and interest debt obligations. Furthermore, the Company has an accumulated deficit as of December 31, 2002. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 12. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain significant respects from U.S. generally accepted accounting principles and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

Buenos Aires, Argentina

March 10, 2003

HENRY MARTIN, LISDERO Y ASOCIADOS
Member firm of Ernst & Young Global

/S/ ALDO O. CARUGATI (PARTNER)

Aldo O. Carugati
Partner

Report of independent auditors

To the Board of Directors and Shareholders of

Telecom Personal S.A.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity, present fairly, in all material respects, the financial position of Telecom Personal S.A. and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in Argentina. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered net losses in the year ended December 31, 2002 of Argentine $ 905 million and has an accumulated deficit and negative working capital as of December 31, 2002 of Argentine $1.001 million and Argentine $ 1.756 million, respectively. In addition, as more fully described in Note 13 to the financial statements, as a result of the current macroeconomic situation in Argentina, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina Stet-France Telecom S.A., the Company’s parent company, decided to suspend the payment of principal and related interest, respectively, on its financial debt and that of its subsidiaries in Argentina, which includes that of the Company. Through the date of this report, the Company has not paid principal and related interest aggregating US$ 271 million, Argentine $ 201 million and JPY 3.837 million. All of these matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Argentina vary in certain important respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. The application of the latter would have affected the determination of consolidated net loss for the year ended December 31, 2002 and the determination of consolidated shareholders’ equity at December 31, 2002 to the extent summarized in Note 7 to the accompanying consolidated financial statements.

As discussed in Note 4.1 to the financial statements, Telecom Personal S.A. adopted new accounting standards in 2002 related to accounting principles generally accepted in Argentina.

Buenos Aires, Argentina

March 7, 2003

PRICE WATERHOUSE & CO.

By	/S/ JUAN C. GRASSI (PARTNER)

Juan C. Grassi (Partner)

$	=	Argentine pesos
US$	=	US dollars
JPY	=	yens

Telecom Argentina S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

Consolidated Balance Sheets as of December 31, 2003 and 2002

(In millions of Argentine pesos - see Note 3.c)

	As of December 31,
	2003	2002
ASSETS
Current Assets
Cash and banks	$26	$53
Investments	2,441	1,362
Accounts receivable, net	581	609
Other receivables, net	150	64
Inventories, net	14	12
Other assets	3	3

Total current assets	3,215	2,103

Non-Current Assets
Accounts receivable, net	—	1
Other receivables, net	193	143
Investments	47	59
Fixed assets, net	8,001	9,689
Intangible assets, net	845	946

Total non-current assets	9,086	10,838

TOTAL ASSETS	$12,301	$12,941

LIABILITIES
Current Liabilities
Accounts payable	$451	$394
Debt	9,996	11,135
Salaries and social security payable	77	61
Taxes payable	151	118
Other liabilities	25	25
Contingencies	15	9

Total current liabilities	10,715	11,742

Non-Current Liabilities
Debt	86	145
Salaries and social security payable	30	29
Other liabilities	39	29
Contingencies	210	142

Total non-current liabilities	365	345

TOTAL LIABILITIES	$11,080	$12,087

Minority interest	32	9
Foreign currency translation adjustments	21	28
SHAREHOLDERS’ EQUITY	$1,168	$817

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,301	$12,941

The accompanying notes are an integral part of these consolidated financial statements.

Telecom Argentina S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	Years ended December 31,
	2003	2002	2001
Net sales	$3,753	$4,012	$7,056
Cost of services	(2,640)	(2,893)	(3,657)

Gross profit	1,113	1,119	3,399
General and administrative expenses	(222)	(281)	(541)
Selling expenses	(784)	(1,042)	(1,985)

Operating income (loss)	107	(204)	873
Equity gain (loss) from related companies	2	(23)	(6)
Amortization of goodwill	—	(10)	(18)
Financial results, net	48	(5,302)	(507)
Other expenses, net	(168)	(176)	(130)
Gain on repurchase of debt	376	—	—

Net income (loss) before income tax and minority interest	365	(5,715)	212
Income tax benefit, net	7	1,304	(112)
Minority interest	(21)	25	—

Net income (loss)	$351	$(4,386)	$100

Net income (loss) per share	0.36	(4.46)	0.10

The accompanying notes are an integral part of these consolidated financial statements.

Telecom Argentina S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

Consolidated Statements of Changes in Shareholders’ Equity for the years ended

December 31, 2003, 2002 and 2001

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions			Unappropriated results				Total Shareholder’s equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Future dividends reserve	Retained earnings/ Accumulated deficit	Total
Balances as of January 1, 2001	$984	3,044	4,028	299	391	853	1,543	$5,571
Board of Directors’ Resolution of January 17, 2001:
- Cash dividends (0.39 per share)	—	—	—	—	(391)	—	(391)	(391)
As approved by the Shareholders’ Ordinary Meeting held on April 24, 2001:
- Legal Reserve	—	—	—	(25)	—	25	—	—
- Cash dividends (0.08 per share)	—	—	—	—	—	(77)	(77)	(77)
Net income	—	—	—	—	—	100	100	100

Balances as of December 31, 2001	984	3,044	4,028	274	—	901	1,175	5,203
As approved by the Shareholders’ Ordinary Meeting held on April 24, 2002:
- Legal Reserve	—	—	—	3	—	(3)	—	—
Net loss	—	—	—	—	—	(4,386)	(4,386)	(4,386)

Balances as of December 31, 2002	984	3,044	4,028	277	—	(3,488)	(3,211)	817
Net income	—	—	—	—	—	351	351	351

Balances as of December 31, 2003	$984	3,044	4,028	277	—	(3,137)	(2,860)	$1,168

The accompanying notes are an integral part of these consolidated financial statements.

Telecom Argentina S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

(In millions of Argentine pesos - see Note 3.c)

	Years ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$351	$(4,386)	$100
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other receivables	12	191	567
Depreciation of fixed assets	1,768	1,980	1,690
Amortization of intangible assets	109	111	134
Equity (gain) loss from related companies	(2)	23	6
Amortization of goodwill	—	10	18
Consumption of materials	39	47	65
Fixed assets disposal	8	50	5
Net book value of fixed assets sold	1	—	2
Provision for contingencies	90	101	39
Gain on repurchase of debt	(376)	—	—
Interest and other financial results	32	4,568	564
Minority interest	21	(25)	—
Income tax benefit, net	(8)	(1,304)	(123)
Net decrease (increase) in assets	(366)	998	(216)
Net increase (decrease) in liabilities	336	(697)	(419)

Total cash flows provided by operating activities	2,015	1.667	2,432

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(162)	(390)	(1,156)
Intangible asset acquisitions	(6)	(24)	(255)
Proceeds from the sale of fixed assets	3	2	2
(Increase) decrease in investments not considered as cash and cash equivalents	(180)	100	(9)

Total cash flows used in investing activities	(345)	(312)	(1,418)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	—	18	1,594
Repurchase of debt	(11)	(42)	(1,442)
Payment of debt	(422)	—	—
Payment of interest and debt-related expenses	(335)	(446)	(964)
Dividends paid	—	—	(467)

Total cash flows used in financing activities	(768)	(470)	(1,279)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	902	885	(265)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	1,314	429	694

CASH AND CASH EQUIVALENTS AT YEAR END	$2,216	$1,314	$429

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Telecom Argentina S.A.

(formerly Telecom Argentina STET-France Telecom S.A.)

Index to the Notes to the Consolidated Financial Statements

(Notes 1 to 17 to the Consolidated Financial Statements are in millions of Argentine pesos, except as otherwise indicated.)

1. The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” and together with its subsidiaries, the “Company”) was created by a decree of the Argentine government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of the change in the controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications. As of the date of these financial statements, the amendment of the by-laws and change of legal name is pending approval from the CNV. Once the approval is obtained, these transactions will be recorded in the Public Registry of Commerce.

The Company provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how. See Note 7 for an update of the management agreement.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Telecom Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of December 31, 2003

As of December 31, 2003, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of December 31, 2003, the Company’s subsidiaries have been granted the following licenses:

•	Telecom Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Telecom Personal owns licenses to provide mobile cellular radiocommunication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the non-performance of material obligations;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•	the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities; and

•	the Company’s bankruptcy.

Telecom Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

•	the liquidation or dissolution of Personal, without previous authorization of the CNC.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

(c) Renegotiation of agreements with the Argentine government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“CPI”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The end of the relation $1 = US$1 (“pesification” of tariffs);

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contracts entered into by privatized companies with the Argentine government.

The Argentine government is entitled to renegotiate the agreements based on the following criteria:

•	The impact of the rates on the economy and its effect on people’s income;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the government and future and on-going investments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies are not entitled to modify, directly or indirectly, the prices and tariffs for public services while the renegotiation talks with the companies are in progress. In August 2003, the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03, which nullify Resolution No. 38/02.

Furthermore, Decree No. 311/03 created a special unit within the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services, pursuant to which all contracts entered into by the Argentine government with the privatized companies are to be analyzed and further renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was further extended through December 31, 2004. Congress will receive the renegotiation proposals from the Executive Power and will have a period of 60 days to approve or reject them. The proposals will be deemed approved if Congress neither approves nor rejects the proposals within this time-frame. In the event Congress rejects the proposals, the Executive Power will have to reinitiate the renegotiation of the respective contracts under discussion.

On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities for the formal commencement of proceedings to resolve the dispute with the Argentine State, pursuant to the “Bilateral Agreement between Italy and Argentina Concerning the Promotion and Protection of Investments”. The proceedings are aimed at receiving compensation for the damages deriving from the enactment, on the part of the Argentine government, of measures considered to be detrimental to the investment made in the Company. The filing of the notice started a six-month period in which the parties shall attempt to effect an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to start specific arbitration proceedings.

Also, FCR filed notices with the relevant Argentine authorities under the terms and conditions of bilateral agreements between Argentina and France concerning the protection of investments. FCR may, in its sole discretion, initiate actions against the Argentine government.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation of the agreements with the Argentine government, including but not limited to, the renegotiation of tariffs.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission

(“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 16 to these consolidated financial statements.

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights as of December 31, 2003 (i)
Telecom Personal	99.99%
Nucleo	67.50%
Publicom S.A. (“Publicom”)	99.99%
Telecom Argentina USA	100.00%
Micro Sistemas (ii)	99.99%
Cable Insignia (iii)	75.00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at December 31, 2003.
(iii)	In process of liquidation.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine government issued Decree 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the new inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In November 2003, the CPCECABA issued Resolution MD No. 41/03 which also provided for discontinuing inflation accounting as of September 30, 2003. Accordingly, since Argentine GAAP requires companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution mentioned in the preceding paragraph represents a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which include restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12,169	12,301	(132)
Total liabilities	11,080	11,080	—
Shareholders’ equity	1,036	1,168	(132)
Net income	236	351	(115)

(d) New accounting standards in Argentina

In February 2003, the FACPCE issued Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”), which codifies and amends Technical Resolutions No. 4 and 5 and introduces certain technical corrections to other standards. RT 21 should be applied in the preparation and presentation of consolidated financial statements for a group of enterprises under the control of a parent and also in accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed, as well as disclosure requirements. This standard will be effective for fiscal years beginning after April 1, 2003. As of the date of these financial statements, the CNV has not adopted this resolution. The Company anticipates that the adoption of the standard will not have a material effect on the financial position and results of operations of the Company.

(e) Reclassifications

During the year ended December 31, 2001, the Company disclosed the cost associated with the tax on bank debits and credits as unusual losses. In 2002 the Company changed the presentation of this cost to include it as part of cost of services. This and certain other reclassifications of prior years information have been made to conform with the current year presentation.

(f) Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements were prepared assuming: a) a favorable result of the renegotiation of Telecom Argentina’s tariffs mentioned in Note 2.c); and b) the successful outcome of the financial restructuring described in Note 12. The actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(g) Statement of cash flows

For the purpose of Cash flows the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(h) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines (prepaid lines were not included) were 3,361,341 (unaudited) at December 31, 2003, 3,293,952 (unaudited) at December 31, 2002, and 3,583,622 (unaudited) at December 31, 2001 and wireless customer lines (prepaid lines were not included) were 482,796 (unaudited) at December 31, 2003, 462,730 (unaudited) at December 31, 2002 and 722,906 (unaudited) at December 31, 2001.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings/Dividends per share

The Company computes net income (loss) per common share and dividends per share by dividing net income (loss) for the period by the number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation it its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

(b) Revenue recognition

The Company’s principal sources of revenues are:

Voice, data and Internet services segment

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Company’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Wireless telecommunication services segment

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets and accessories to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the years ended December 31, 2003, 2002 and 2001, net foreign currency transaction gains or losses were a gain of $624 and a loss of $2,922 and $15, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA issued Resolution CD No. 87/03, which suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 12.f., as of December 31, 2003 and 2002, the Company recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at year-end exchange rates.

(d) Cash and banks

Cash and banks are stated at nominal value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of these securities. As such, the Company recognized other-than-temporary losses on these investments to carry them at fair value.

The Company has certain equity interests in unconsolidated companies, representing 0.15% and 5.75% of the capital stock in such companies as of December 31, 2003. These investments have been accounted for at the lower of cost or equity value. Because the financial statements of certain affiliates are not made available timely to the Company in order to apply the equity method of accounting, the Company’s proportionate share of the results of operations of these associated companies are included in the Company’s consolidated financial statements on a three month lag.

Management is not aware of any event or circumstances since the date of such companies’ financial statements that would modify or significantly affect their financial position or results of operations.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Company decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Company’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i) Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials. Where necessary, provision is made for obsolete, slow moving or defective raw materials.

Printing costs related to directories are carried at cost adjusted for inflation (See Note 3.c.), and deferred until the related directories are published.

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Buildings	11-25
Transmission equipment	9-10
Switching equipment	10
Power equipment	5-10
External wiring	14
Telephony equipment, instrument and systems for improvement in services	6-8
Installations	3-11
Computer equipment	3-6

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 4.73% of such assets. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $6, $62 and $94 for the years ended December 31, 2003, 2002 and 2001, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net capitalized costs were $566 as of December 31, 2003 and $762 as of December 31, 2002.

Leases classified as capital leases are recognized as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property at the inception of the lease or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between imputed finance charge and the reduction of the outstanding liability. The Company has no capital leases as of December 31, 2003.

The Company is subject to asset retirement obligations associated with its cell and switch sites operating leases. Accordingly, the Company records a liability for an asset retirement obligation. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

The Company capitalizes interest on long-term construction projects. Interest capitalized was $nil, $4 and $10 for the years ended December 31, 2003, 2002 and 2001, respectively.

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the years ended December 31, 2003, 2002 and 2001 were not significant. These costs are being amortized on a straight-line basis over a period of 5 years.

- Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Periodic impairment testing of these assets is now required. The Company identified spectrum licenses as indefinite life intangibles. Concurrent with adoption of RT 17, and again in December 2002, the Company evaluated for impairment its indefinite life intangibles in accordance with the standard’s guidance and determined that these assets were not impaired.

- Band B license

The Company’s Band B license is amortized under the straight-line method over 10 years.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s products. Amounts capitalized are being amortized over the life of the agreements, which range from two to 29 years.

- Website development costs

Costs relating to the development of web sites are capitalized or expensed depending on the phase of development of the sites: costs relating to the planning and operating stages are expensed, and costs related to development and creation of the design are capitalized and amortized on a straight-line basis over 2 years. Costs capitalized during the years ended December 31, 2003, 2002 and 2001 were not significant.

- Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(l) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In these estimates, the Company has assumed that it will be able to implement a modification of the current level of Telecom Argentina’s tariffs which would enable the Company to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

- Income taxes

The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate was 35% for all the periods presented.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has estimated the existence of income tax losses for the years ended December 31, 2003, 2002 and 2001. The Company has determined an additional proportional charge for the year ended December 31, 2003 for the tax on minimum presumed income of $66, which, together with the 2002 and 2001 charges, were deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.65%, 3.29% and 3.33%, respectively, for the years ended December 31, 2003, 2002 and 2001.

(o) Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of December 31, 2003 and 2002.

(p) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

(q) Derivatives

In compliance with the controls and procedures associated with financial risk management, during the period where the peso was pegged to the US dollar, the Company used certain derivative financial instruments such as interest rate and currency swaps in order to reduce risks associated with changes in interest rates and foreign exchange rates relating to borrowings in foreign currencies other than dollars. These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

Effective January 1, 2002, the Company adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

Beginning in 2002, and due to the economic environment and change in rules under which the Company operates, principally the “pesification” of tariffs, the Company terminated all derivative agreements in the second quarter of fiscal year 2002. As such, the Company recognized a loss of $281, which is included in financial results, net, in the statement of income for the year ended December 31, 2002. The Company does not have any derivative instruments as of December 31, 2003.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of December 31, 2003	As of December 31, 2002
Cash	$3	$3
Banks	23	14
“Currency-like bonds” (i)	—	36

	$26	$53

(i)	From time to time, the Company receives from its customers national and provincial government bonds, which may be used by the Company to pay certain commercial and tax obligations in the respective jurisdictions of issuance. In the last few years, provincial governments in Argentina have historically settled their debts with suppliers through the issuance of provincial bonds, which were intended to circulate as money.

(b) Investments

Investments consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Time deposits (i)	$2,173	$1,157
Mutual funds	192	19
Government bonds	76	186

	$2,441	$1,362

Non current
Equity investments	$10	$11
Government bonds	35	48
Financial trust	2	—

	$47	$59

(i)	Includes an amount of $886, which has been segregated by the Company for purposes of satisfying debt obligations and an amount of $18 from an escrow account, which has been segregated by the subsidiary Nucleo for purposes of satisfying debt obligations.

(c) Accounts receivable

Accounts receivable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Voice, data and Internet	$386	$519
Wireless (i)	272	363
Directories publishing	35	25

Subtotal	693	907
Allowance for doubtful accounts	(112)	(298)

	$581	$609

Non current
Directories publishing	$—	$1

(i)	Includes $197 and $292 corresponding to wireless receivables in the Argentine Republic as of December 31, 2003 and 2002, respectively and, $75 and $71 corresponding to wireless abroad as of those dates.

(d) Other receivables

Other receivables consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Tax credits	98	17
Prepaid expenses	17	16
Advances to employees	5	8
Other	30	23

	$150	$64

Non current
Net deferred tax assets	467	584
Less:
Valuation allowance	(447)	(571)
Deferred tax assets, net of allowance (i)	20	13
Credit on minimum presumed income tax (ii)	151	85
Other tax credits	6	33
Prepaid expenses	7	6
Other	12	8

Subtotal	196	145
Allowance for doubtful accounts	(3)	(2)

	$193	$143

(i)	As of December 31, 2003 the net credits correspond to Publicom and Nucleo.
(ii)	Considering current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of December 31, 2003	As of December 31, 2002
Wireless handsets and equipment	16	18
Allowance for obsolescence	(2)	(6)

	$14	$12

(f) Other assets

Other assets consist of the following:

	As of December 31, 2003	As of December 31, 2002
Deferred printing cost	1	2
Raw materials	2	1

	$3	$3

(g) Accounts payable

Accounts payable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Suppliers	$419	$361
Deferred revenues	30	20
Capital leases	—	2
Related parties (Note 7)	2	11

	$451	$394

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Vacation, bonuses and social security payable.	$55	$41
Special termination benefits	17	15
Other	5	5

	$77	$61

Non current
Special termination benefits	$22	$18
Other	8	11

	$30	$29

(i) Taxes payable

Taxes payable consist of the following:

	As of December 31, 2003	As of December 31, 2002
Tax on minimum presumed income	$58	$50
VAT, net	44	27
Turnover tax	30	24
Other	19	17

	$151	$118

(j) Other liabilities

Other liabilities consist of the following:

	As of December 31, 2003	As of December 31, 2002
Current
Contributions to government programs	$13	$13
Other	12	12

	$25	$25

Non current
Retirement benefits	$8	$6
Lease of international capacity	11	14
Asset retirement obligations	10	—
Other	10	9

	$39	$29

(k) Net sales

Net sales consist of the following:

	Years ended December 31,
	2003	2002	2001
Voice	$2,164	$2,529	$4,486
Data and Internet	392	425	645

Subtotal	2,556	2,954	5,131
Wireless	1,163	1,035	1,822
Directories publishing	34	23	103

	$3,753	$4,012	$7,056

(l) Equity gain/(loss) from related companies

Equity gain/(loss) consist of the following:

	Years ended December 31,
	2003	2002	2001
Latin American Nautilus	$—	$(15)	$(5)
Nahuelsat	2	(8)	(1)
Intelsat	—	—	2
Agroconnection	—	—	(2)

	$2	$(23)	$(6)

(m) Financial results, net

Financial results, net consist of the following:

	Years ended December 31,
	2003	2002	2001
Generated by assets
Interest income	$108	$76	$138
Foreign currency exchange gain/(loss)	(38)	618	(2)
Losses on exposure to inflation	(11)	(2,106)	—
Other	(10)	(140)	(16)

Total generated by assets	$49	$(1,552)	$120

Generated by liabilities
Interest expense	$(664)	$(928)	$(684)
Capitalized interest	6	66	104
Foreign currency exchange gain (loss)	662	(3,540)	(13)
Gain on exposure to inflation	4	942	—
Loss on termination of derivative	—	(281)	—
Other	(9)	(9)	(34)

Total generated by liabilities	$(1)	$(3,750)	$(627)

Total financial results	$48	$(5,302)	$(507)

(n) Other expenses, net

Other expenses, net consist of the following:

	Years ended December 31,
	2003	2002	2001
Termination benefits	$(75)	$(48)	$(84)
Provision for contingencies	(90)	(101)	(39)
Other, net	(3)	(27)	(7)

	$(168)	$(176)	$(130)

(o) Gain on repurchase of debt

Gain on repurchase of debt consist of the following:

	Years ended December 31,
	2003	2002	2001
Discount on principal	$361	$—	$—
Discount on accrued and penalty interest	49	—	—
Reversal of capitalized foreign currency exchange differences	(21)	—	—
Other related expenses	(13)	—	—

	$376	$—	$—

6. Supplementary cash flow information

The cash flow statement has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of December 31,
	2003		2002	2001		2000
Cash and banks	$26		$53	$129		$52
Current investments	2,441		1,362	332		699

Total as per balance sheet	$2,467		$1,415	$461		$751
Less:
Items not considered cash and cash equivalents
- “Currency-like bonds” (i)	—		(36)	(32)		—
- Time deposits with maturities of more than three months (ii)	(193)		—	—		—
- Government bonds	(58	)(iii)	(65)	—	(iii)	(57)

Total cash and cash equivalents as shown in the statement of cash flows	$2,216		$1,314	$429		$694

(i)	Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance. See Note 5.a. for details.
(ii)	Includes $18 related to Nucleo’s escrow account. See Note 5.b for details.
(iii)	Corresponds to the current portion of held-to-maturity investments.

Changes in assets/liabilities components (including the effects of inflation on monetary accounts):

	Years ended December 31,
	2003	2002	2001
Decrease (increase) in assets
Investments not considered as cash or cash equivalents	$(5)	$61	$—
Trade accounts receivable	(334)	(106)	(211)
Other receivables	(19)	1,049	(152)
Inventories	(8)	(16)	143
Other assets	—	10	4

	$(366)	$998	$(216)

Increase (decrease) in liabilities
Accounts payable	$130	$(388)	$(444)
Compensation and social benefits payable	17	(127)	(2)
Taxes payable	196	(61)	88
Other liabilities	10	(25)	(20)
Contingencies	(17)	(96)	(41)

	$336	$(697)	$(419)

Income tax paid during the years ended December 31, 2003, 2002 and 2001 amounted to $1, $nil and $235, respectively. Interest paid during the years ended December 31, 2003, 2002 and 2001, amounted to $335, $446 and $964, respectively.

• Non-cash investing and financing activities:

	Years ended December 31,
	2003	2002	2001
Acquisition of fixed assets through incurrence of debt	$59	$—	$—
Acquisition of fixed assets through incurrence of accounts payable	—	12	354
Acquisition of intangible assets through incurrence of accounts payable	—	—	4
Capitalized interest on fixed assets and intangible assets	6	66	104
Wireless handsets lent to customers at no cost (i) at	3	10	33
Collection of receivables with government bonds	352	853	32
Government bonds exchanged for tax certificates	(44)	—	—
Payment of taxes with government bonds	(223)	(451)	—
Payment of accounts payable with government bonds	(123)	(224)	—

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Years ended December 31,
	2003	2002	2001
Government bonds	$15	$100	$(9)
Time deposits with maturities of more than three months	(193)	—	—
Contribution to the “2003 Telecommunications Fund” (Note 11.b)	(2)	—	—

Total cash flows from investments not considered as cash equivalents	$(180)	$100	$(9)

Financing activities components:

	Years ended December 31,
	2003	2002	2001
Proceeds from Notes	$—	$—	$359
Proceeds from bank loans	—	18	1,235
Payment of Notes	(277)	—	(220)
Payment of bank loans	(156)	(42)	(1,222)
Payment of interest on Notes	(231)	(191)	(314)
Payment of interest on bank loans and others	(52)	(89)	(169)
Payment of interest on fixed asset and inventory financing	(52)	(99)	(186)
Payment of collateral on derivative instrument	—	(67)	(295)
Payment of dividends	—	—	(467)

Total financing activities components	$(768)	$(470)	$(1,279)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Years ended December 31,
	2003	2002	2001
Total cash flows provided by operating activities	$2,028	$1,701	$2,432
Total cash flows used in investing activities	(345)	(312)	(1,418)
Total cash flows used in financing activities	(768)	(470)	(1,279)
Effect of exchange rate changes on cash and cash equivalents	(13)	2	—
Effect of inflation accounting	—	(36)	—

Increases (decreases) in cash and cash equivalents	$902	$885	$(265)

7. Related party transactions

(a) Controlling group

As of December 31, 2003, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and France Telecom Group.

On September 9, 2003, Nortel was notified of the agreement entered into by France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company; Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the Company was informed that the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. for a total purchase price of US$125 million. The put option will be exercisable from January 31, 2008 through December 31, 2013. As of December 31, 2003, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock. In addition, W de Argentina –Inversiones S.L. granted a purchase option of its interest in Sofora to the Telecom Italia Group for US$60 million. This option will be exercisable from December 31, 2008 through December 31, 2013. Since December 19, 2003, the Telecom Italia Group is the exclusive operator of the Company, as explained in (c) below.

(b) Balances and transactions with related parties

The Company has had transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of December 31,
	2003	2002
Accounts payable:
Multibrand (a)	$—	$1
Latin American Nautilus (a)	—	3
Pirelli Cables S.A.I.C. (c)	1	—
Teco Soft Argentina S.A. (c)	1	1
FCR Argentine branch (d)	—	6

	$2	$11

	Transaction description	Years ended December 31,
		2003	2002	2001
Services received:
Latin American Nautilus (a)	Lease of circuits and rental expenses	$—	$15	$4
Nahuelsat (b)	Rental expenses	7	7	11
Intelsat Ltd. (b)	Rental expenses	5	8	7
Multibrand (a)	Advertising	1	3	9
Telecom Italia S.p.A. Argentine branch (c)	Fees for services Management fees	3	13	119
Telesoft S.p.A. Argentine branch (c)	Fees for services	—	14	35
Teco Soft Argentina S.A. (c)	Fees for services	12	10	—
Olivetti Argentina S.A. (c)	Fees for services	—	2	7
FCR Argentine branch (d)	Fees for services Management fees	3	14	123
Sofrecom Argentina S.A. (d)	Fees for services	9	9	22
Tel3 S.A. (d)	Fees for services	3	1	7

Total operating costs		$43	$96	$344

	Years ended December 31,
	2003	2002	2001
Purchases of fixed assets/intangible assets:
Telesoft S.p.A. Argentine branch (c)	$—	$6	$50
Teco Soft Argentina S.A. (c)	1	4	—
Pirelli Cables S.A.I.C. (c)	—	1	2
Sofrecom Argentina S.A. (d)	8	14	33
Tel3 S.A. (d)	—	5	20
Olivetti Argentina S.A. (c)	—	—	2
Saritel S.A. (c)	—	—	4

Total fixed assets and intangible assets	$9	$30	$111

(a)	The Company had between 10% and 25% of the capital stock in such companies.
(b)	The Company has between 0.15% and 5.75% of the capital stock in such companies.
(c)	Such companies form part of Telecom Italia Group.
(d)	Such companies form part of France Telecom Group.

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

As of December 31, 2003, Telecom Argentina had loans outstanding to three officers of Telecom Argentina, totaling $0.4, that corresponded to loans granted pursuant to retention plans and to car loans. The annual interest rate for these loans is 6%.

(c) Management agreement

On the Transfer Date, Telecom Argentina and the Operators entered into a management agreement (the “Management Agreement”) under which the Operators undertook the management and operation of the Company and facilitated their expertise and technical assistance. The Management Agreement initially expired in

October 1999, but was renewable automatically while the Company continued rendering services on an exclusive basis.

In August 1999, the parties entered into an amended agreement (the “Amended Agreement”), with substantially similar terms and conditions, pursuant to which the Management Agreement was extended through October 9, 2004. The Amended Agreement is renewable for an additional 5-year period upon written agreement of the parties.

The management fee payable by Telecom Argentina is based on 3% of net sales. In October 2001, due to the economic situation prevailing in Argentina, the Operators agreed to reduce the fee to 1.25% without affecting any of their obligations under the agreement. Telecom Argentina paid this reduced fee from October 1, 2001 through March 31, 2002. In 2002, and due to the impact of the crisis on the Company’s financial position and results of operations, Telecom Argentina and the Operators agreed to suspend temporarily the provisions of Article II of the Management Agreement (which includes the provisions relating to the payment of the management fee) from April 1, 2002 through December 31, 2002, except for the provision of qualified management personnel, as necessary. Furthermore, the Operators notified the Company that they would continue rendering management services as required by the Company on an as-needed basis, being reimbursed only for certain costs and travel expenses. Subsequently, Telecom Argentina and the Operators agreed to suspend the Article II provisions until its expiration date in October 2004, except for the provision of qualified management personnel.

As a result of the change in the controlling group mentioned in (a) above, the Department of Communications issued Resolution No. 111/03 authorizing the Telecom Italia Group to remain as the exclusive operator of Telecom Argentina. Consequently, on December 19, 2003, the Company and FCR terminated their relationship under the Management Agreement. However, the Management Agreement continues to be effective and binding without modifications between Telecom Argentina and Telecom Italia.

8. Debt

Short-term and long-term debt comprises the following:

	As of December 31,
	2003	2002
Short-term debt:
- Principal:
Notes	$4,912	$5,407
Bank loans	1,638	2,097
Fixed assets financing	2,169	2,522
Inventory financing	426	511

Subtotal	9,145	10,537
- Accrued interest	747	564
- Penalty interest	104	34

Total short-term debt	$9,996	$11,135

Long-term debt:
- Principal:
Bank loans	$86	$142
- Accrued interest	—	3

Total long-term debt	86	145

Total short-term debt	$10,082	$11,280

(a) Short-term and Medium-term Notes Programs:

The Company has issued various series of notes under its short-term and medium-term global programs. The Programs were approved by shareholders’ general meetings which in turn authorized the Board of Directors to determine the terms and conditions, including amount, price, interest rate and currency. The Global Programs and the notes issued thereunder were ranked by Argentine ratings agencies.

The terms and conditions of the various series of notes contained customary affirmative and negative covenants, including, but not limited to, creation of liens on assets and/or revenues of the Company, mergers and others.

The detail of the outstanding series under the programs as of December 31, 2003 is as follows:

Global program	Date of issue	Nominal value (in millions)		Term, in years	Maturity date	Annual interest rate (i)	Book value at December 31, 2003	Market value at December 31, 2003
Program B:
Series C	11.15.95	US$	200	7	11.15.02	12.00	341	273
Series E (a)	5.5.97	US$	100	8	5.5.05	4.35	293	234
Series F (c)	5.30.97	Euro	207	10	5.30.07	8.87	699	544
Series H (b) (c)	3.18.98	Euro	207	10	3.18.08	3.68	692	516
Series I	4.8.99	Euro	200	5	4.8.04	8.37	687	498
Series K	7.1.99	Euro	250	3	7.1.02	7.25	757	574
Program D:
Series 1	4.7.00	Euro	250	3	4.7.03	7.62	832	667
Series 2	7.2.01	Euro	190	3	7.2.04	9.50	611	446

Principal							4,912	3,752

Accrued interest							522
Penalty interest							31

							5,465

(i)	Percentages have been rounded.
(a)	Accrue interest at 6-month LIBOR plus 3.125%. At December 31, 2003, LIBOR was 1.22%.
(b)	Accrue interest at 6-month LIBOR plus 1.5%.
(c)	Originally issued in Italian Lira.

- Global Program B:

The Company has six series of bonds outstanding under the Global Program B, which expired on August 10, 1999. As of December 31, 2003, an amount of $3,844 is outstanding under the program. The net proceeds of the notes were used to refinance debt and meet working capital needs.

- Global Programs C and D

The Company was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$ 200 million and US$ 1,500 million, respectively. As of December 31, 2003, two series (1 and 2) are outstanding under the Global Program D for an aggregate amount of $1,621. The net proceeds of the notes were used to refinance debt and meet working capital needs.

(b) Debt restructuring

Under Argentine Law No. 24,441 (the “Trust Law”), on August 23, 2000, the Company’s subsidiary, Telecom Personal, issued US$ 60 million in aggregate principal amount at maturity of zero coupon promissory notes (the “Promissory Notes”) originally due in August 2002 and 2003. Bank of America N.A. Sucursal Buenos Aires (BofA) was designated as the trustee of the TITAN Telecom Personal 2000 Class I Financial Trust (the “Trust”). Pursuant to the terms of the Trust, the trustee had to enter into forward purchase contracts to hedge the proceeds from the collection of the dollar-denominated promissory notes against the payment in pesos of the debt certificates issued by the Trust. Concurrently, Telecom Personal entered into an early prepayment agreement (the “Prepayment Agreement”) with the Trustee pursuant to which Telecom Personal would prepay the Promissory Notes and costs related to the early cancellation of the forward purchase contracts, upon the occurrence of certain events.

In February 2002, Telecom Personal notified the Trustee of an event of default under the terms and conditions of the Prepayment Agreement. As per Law 25,561, certain receivables and payables denominated in US dollars were “pesified”. Telecom Personal and the Trustee disputed whether these obligations were under the scope of the law, and consequently, they decided to submit the matter to arbitration proceedings.

On December 13, 2002, as a result of the arbitration proceedings, Telecom Personal and the Trustee entered into an amended agreement (the “Amended Agreement”) pursuant to which the Prepayment Agreement and the forward purchase contracts were retroactively terminated as of June 13, 2002. Under the Amended Agreement, Telecom Personal assumed the obligation to pay the costs of the early cancellation of the forward purchase contracts. Telecom Personal issued US$ 27 million in aggregate principal amount at maturity under four promissory notes (the “BofA Promissory Notes”), in satisfaction of the payment. The BofA Promissory Notes bear interest at Libor plus 3% per year and are payable in 18 consecutive quarterly installments beginning January 1, 2004, after giving effect to a grace period from June 13, 2002 through December 31, 2003, during which no principal and/or interest is payable.

Also, under the terms of the Amended Agreement, Telecom Personal issued a new US$ 27 million in aggregate principal amount promissory note (the “Holders Promissory Note”) to holders of the Promissory Notes in exchange for relinquishing their claims in respect of the existing Promissory Notes. The Holder Promissory Note bears interest at Libor plus 3% per year and is due June 13, 2008. Interest is payable quarterly beginning April 1, 2004, after the grace period expires. The interest rate may not be higher than 10% per year during the term of the Holders Promissory Note.

For the year ended December 31, 2002, the Company recorded a gain on the restructuring of the Promissory Notes of $43. According to Argentine GAAP, the new debt has been discounted to its present value using a discount rate of 12%.

As more fully described in Note 12, the Company completed a cash tender offer for a portion of the Company’s debt. Telecom Personal completed the tender offer for the early redemption of 100% of the BofA Promissory Notes and 8% of the Holders Promissory Note, pursuant to which approximately US$ 28 million and US$ 2 million, respectively, were redeemed. The net gain on repurchase of debt was approximately $24, which forms part of the $376 included in the statement of income.

(c) Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 4.45%, due at various dates through April 2009.

(d) Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 4.31%, due at various dates through May 2016. The most significant are:

Mediocredito Centrale:

Prior to the privatization of Entel, the Argentine government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were to be used to finance the digitalization of the telephone network in Argentina. Subsequently, under this credit line, the Argentine government ceded to the Company the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine government remains the debtor to the Mediocredito Centrale, however, the Company assumed the obligation to service the debt according to the terms and conditions of the agreement. In the event the Company fails to pay the corresponding installments, and the Argentine government settles the obligations, the Company’s debt towards the government may be offset by the corresponding receivables for services rendered to certain governmental agencies. As of December 31, 2003, an amount of approximately $143 (principal plus accrued interest) or Euro 39 million is outstanding under the agreement.

Japan Bank for International Cooperation:

On June 29, 1998, the Company entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for up to Japanese yen 12,000 million loan due June 15, 2010. The Company used Japanese yen 11,652 million under this credit line. As of December 31, 2003, an amount of approximately $328 (principal plus accrued interest) is outstanding under the agreement.

(e) Inventory financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 3.56%.

9. Shareholders’ equity

(a) Common stock

At December 31, 2003, the Company has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (“BCBA”) and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. Nortel owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, a decree of the Argentine government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders´ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In September 2002, the Trustor requested the Company to take all necessary actions in order to effect the conversion to Class B shares of up to 15,000,000 Class C shares out of the 45,932,738 shares held in the Trust, which had been released from the injunction. Subsequently, the Trustor informed the Company that unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Trust.

The Company requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed the Company that a judicial resolution in favor of the total conversion had not been granted. The Company has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could materially affect the price of the Class B shares. As of the date of these financial statements, the PPP lacks a legal representative.

(d) “Rueda Reducida” trading

As a result of the default situation described in Note 12, the BCBA decided to transfer the trading of the Company’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions. In addition, since the Company’s accumulated losses have absorbed its reserves and at least 50% of the Company’s share capital, the BCBA has also decided to transfer the trading of the Company´s common stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting.

However, due to the current economic environment, the requirements of section 206 and paragraph 5 of section 94 were suspended temporarily until December 10, 2004. Since the Company reported a loss for the year ended December 31, 2002, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualifies for mandatory reduction of capital, although its application is temporarily suspended.

10. Income tax

No income tax provision has been recorded for any period presented as the Company has experienced net operating losses for income tax purposes.

Income tax (expense) benefit for the years ended December 31, 2003, 2002 and 2001 consists of the following:

	Years ended December 31,
	2003	2002	2001
Current tax expense	$—	$—	$—
Deferred tax (expense) benefit	7	1,304	(112)

Income tax (expense) benefit	$7	$1,304	$(112)

The Company accounts for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31,
	2003	2002
Deferred tax assets:
- Tax loss carryforwards	$1,778	$2,160
- Allowance for doubtful accounts	90	98
- Provision for contingencies	81	52
- Foreign exchange gains and losses	241	326
- Other	64	163

Total deferred tax assets	$2,254	$2,799

Deferred tax liabilities:
- Fixed assets	80	169
- Inflation adjustment (i)	1,428	1,746
- Foreign currency gains/losses (ii)	279	300

Total deferred tax liabilities	$1,787	$2,215

- Valuation allowance	447	571

Net deferred income tax assets	$20	$13

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes
(ii)	Mainly relate to capitalized interest and foreign currency exchange gains and losses in fixed assets

Income tax (expense) benefit for the years ended December 31, 2003, 2002 and 2001 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Years ended December 31,
	2003	2002	2001
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(128)	$2,000	$(74)
Permanent differences:
Non taxable items	17	(4)	(12)
Inflation adjustment of permanent differences	(2)	(115)	—
Amortization of PCS license	—	—	(15)
Change in valuation allowance	119	(565)	(3)
Equity gain (loss) from related companies and amortization of goodwill	1	(12)	(8)

Income tax (expense) benefit	$7	$1,304	$(112)

As of December 31, 2003, the Company had accumulated operating tax loss carryforwards of approximately $1,778. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Telecom Argentina	Publicom	Telecom Personal	Nucleo	Total consolidated
2005	—	—	—	3	3
2007	1,494	3	275	—	1,772
2008	—	3	—	—	3

Total	1,494	6	275	3	1,778

Decree No. 2,568/02 of the Argentine government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Company and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine government´s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that a valuation allowance has been provided. The Company will continue to monitor the need for a change in the valuation allowance that has been provided.

(a) Impact of Resolution MD No. 11/03 of the CPCECABA

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

In one approach, the FACPCE, in line with IAS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets and liabilities reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company has treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

However, in April 2003, the CPCECABA issued Resolution MD No. 11/2003, which was intended to clarify certain concepts in connection with the accounting treatment of deferred tax assets and liabilities when companies prepare price-level restated financial statements. The CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be permanent differences rather than being considered temporary.

In the opinion of management, this alternative approach departs from the liability method prescribed by RT 17. In order to comply with applicable rules and regulations, the Company consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

Based on the foregoing, the Company has decided to continue treating the differences between the tax basis and price-level restated amounts of non-monetary assets and liabilities as temporary. Further, and considering that the Company has provided for a substantial portion of its net deferred tax assets, the CPCECABA resolution, if applied to the Company’s financial statements as of December 31, 2003, would not have a significant impact on the Company’s financial position and results of operations. Rather, the application of the resolution would have an effect on the disclosed amounts of net deferred tax assets and the components of the income tax expense for the year ended December 31, 2003, as follows:

Effect on net deferred tax assets:

	Net deferred tax assets	Valuation allowance	Net of valuation allowance
Balances as per books	$467	$(447)	$20
Plus (less):
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	1,428	—	1,428
Increase in valuation allowance	—	(1,428)	(1,428)

Balances as adjusted	$1,895	$(1,875)	$20

Effect on income tax:

(Loss)/ Gain	Balances as per books	Adjustments	Balances as adjusted
Deferred income tax	$(430)	$—	$(430)
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	318	(318)	—

Subtotal	(112)	(318)	(430)
Decrease in valuation allowance	119	318	437

Income tax	$7	$—	$7

In the event the Company decreases the level of the valuation allowance provided, the application of the resolution would have a material effect on the Company’s financial position and results of operations.

11. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments aggregating approximately $74 as of December 31, 2003, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina has been notified by the Department of Communications of a proposal for the creation of a $70-million financial trust (the “Complejo Industrial de las Telecomunicaciones 2003” or

“2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

•	Creating alternative mechanisms for financing;

•	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

•	Developing and consolidating the 2003 Telecommunications Fund; and

•	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual enterpreneurs within the sector, and harmonizing their interests with those of the State.

The Company has committed to contribute $1.5 at the inception of the Fund. The Company also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Company completed its financial restructuring successfully. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers – for an estimated amount of $10 - which would facilitate their access to financing.

(c) Contingencies

The Company is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Company has established reserves for an aggregate amount of $225 to cover potential losses under these claims.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

Following is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of December 31, 2003, labor lawsuits in this connection amounted to $16.

Other claims

In November 1995, Telecom Argentina, Telefonica de Argentina (“Telefonica”), Telintar and the Argentine government were served notice of a legal action brought by a consumer group called “Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios” (“Consumidores”). The purpose of the action sought to declare null and void all regulations and rate agreements in force since the Transfer Agreement, the effect being to have the fixed telephone rates charged by licensees reduced, the amounts supposedly collected in excess refunded to customers and the licensees’ rate of return on the Company’s fixed assets, as determined by Decree No. 2,585/91, limited to an annual 16%. The Court of Appeals has rejected some claims but deferred decisions on others until final judgement is made.

In October 2001, the Court of Appeals awarded the plaintiffs an injunction ordering the Argentine government, Telefonica and Telecom Argentina to refrain from applying any indexing provisions to the tariffs pending final resolution in the case. Accordingly, Telecom Argentina was not able to adjust tariffs by the application of the United States Consumer Price Index (“USCPI”), as permitted by the Transfer Agreement, when calculating the price cap formula therein established. The Company appealed the decision before the Argentine Supreme Court rejecting the arguments stated therein. Furthermore, Law No. 25,561 also prohibited the application of any indexing provisions in the contracts entered into with the Argentine government, including the contracts related to telecommunication services.

In August 2003, Telecom Argentina, Telefonica and the Department of Communications were served notice of another legal action brought by Consumidores alleging that certain amounts in connection with the provision of certain special equipment were included in monthly fees and that the amounts paid be reimbursed to customers. The Company contested the allegations on the grounds that the fees collected are permitted under the current applicable rules and regulations.

Certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2003, these restricted funds totaled $9. The Company has reclassified these balances to other receivables on the Company’s balance sheet.

12. Financial restructuring

(a) Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs, the uncertainties of the economic situation and the regulatory environment in which the Company operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Company continues to conduct business as usual.

The terms and conditions of the Notes and loan agreements issued by the Company contain certain clauses, which provided for events of default, as follows:

•	Failure to pay principal or interest at maturity;

•	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

•	The Company’s written notice of default on its debt;

•	Any final judgment providing for the payment of an aggregate amount equal to or exceeding US$20 million; and

•	The Company’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or out-of-court reorganization agreements.

As a result of the defaults, the bondholders and lenders under the agreements were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, the Company has received notices of acceleration from certain lenders representing loan amounts exceeding US$ 20 million. In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

The Company’s board of directors is currently taking all necessary actions aimed at preserving the Company’s value and maximizing the Company’s cash flows. The Company reached an agreement with certain financial creditors on the repurchasing of a portion of its debt (see Note 12 b) and is currently developing a comprehensive plan to restructure the remaining indebtedness of Telecom Argentina and Telecom Personal (see Note 12 d). The Company’s subsidiary, Nucleo, is also in the process of restructuring a portion of its indebtedness for an aggregate amount of US$56 million. As of the date of these financial statements, Nucleo has refinanced US$14 million of its debt with local financial institutions.

While the Company is optimistic that these transactions will be completed successfully, the Company cannot give assurance that these transactions will be completed on terms that are acceptable to it or its operating subsidiaries or at all.

(b) Cash tender offer

In April 2003, the Company announced that Telecom Argentina, Telecom Personal and Publicom were commencing a “Modified Dutch Auction” tender offer for a portion of the consolidated debt. The Company offered to buy back debt using cash up to US$310 million relating to Telecom Argentina, US$55 million relating to Telecom Personal and US$2 million relating to Publicom.

The Company also paid 100% of accrued interest through June 24, 2002, on all indebtedness, regardless of creditor participation in the tender offer and 30% of accrued interest from June 25, 2002 through December 31, 2002. Interest payments were made at contractual rates and did not consider penalty interest or other default interest provisions.

The following table presents the interest amounts paid by the Company as part of the tender offer:

Name of company	US$	Euro	Yen	Peso	US$ Equivalent
Telecom Argentina	22	63	85	2	98
Telecom Personal	11	—	17	9	14
Publicom (ii)	—	—	—	—	—

Total interest paid (i)	33	63	102	11	112

(i)	Includes US$ 2 million and US$ 1 million of withholding taxes paid for Telecom Argentina and Telecom Personal, respectively.
(ii)	Publicom paid US$48,000.

As a result of the tender offer, the Company purchased debt with a face value of approximately US$ 292 million, for a total purchase price of approximately US$ 161 million. This repurchase generated a net gain of US$ 131 million on discount on principal, which in addition to the gain of US$ 17 million obtained by the reversal of accrued interests, totaled a gain of US$ 148 million on repurchase of debt.

The following table summarizes that portion of the gain on repurchase of debt corresponding to the reduction of principal and interest amounts:

	Principal amount purchased				Purchase price paid				Gain on repurchase debt
Name of company	US$	Euro	Peso	I US$ (a)	US$	Euro	Peso	II US$ (a)	III=I-II Discount on Principal	IV Discount on interest	V=III+IV Cash tender offer
Telecom Argentina	44	142	—	208	24	78	—	115	93	13	106
Telecom Personal	69	—	30	80	37	—	17	44	36	4	40
Publicom	4	—	—	4	2	—	—	2	2	—	2

Total	117	142	30	292	63	78	17	161	131	17	148

(a)	Represent equivalent amounts in US$

The net gain on the repurchase, including the reversal of related capitalized foreign currency gains and other related expenses, was approximately $376 (See Note 5.o. for details) and was recorded as a separate line item in the consolidated statement of income.

As discussed further in c) below, Telecom Argentina and Telecom Personal satisfied the payments of principal and interest under the cash tender offer with the funds previously segregated into time deposits with foreign financial institutions.

On October 27, 2003, Publicom satisfactorily completed the restructuring of its remaining indebtedness. As a result, Publicom purchased debt with a face value of approximately $1.5, for a total purchase price of approximately $0.8. The net gain on the repurchase, including transaction costs, foreign currency gains and unamortized debt issuance costs, was approximately $0.7 and was included in gain on repurchase of debt in the consolidated statement of income.

As a result of the Company’s restructuring decisions and the repurchase, the Company has an aggregate amount of indebtedness of $10,082 as of December 31, 2003. Of the total amount of the outstanding debt, $5,676 is due (including principal amounts for US$ 1,065 million, Euro 438 million, Japanese yen 9,264 million and $175; and interest amounts for US$ 51 million, Euro 57 million, Japanese yen 517 million and $7 and US$41 million corresponding to Nucleo debt), $4,315 is payable on demand and $91 is not due ($32 and $59 corresponding to Nucleo and Personal, respectively).

(c) Segregated funds

Prior to the commencement of the tender offer, in March 2003, the Company had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under the cash tender offer. The Company previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of December 31, 2003, the Company has an aggregate remaining amount of $886 on deposit.

	Telecom Argentina		Telecom Personal	Total Consolidated
	US$	Euro	US$	US$	Euro
Amounts in foreign currency	121	112	40	161	112
Amounts in Argentine pesos (i)	354	413	119	473	413

(i)	Equivalent amount in Argentine Pesos at 2.930 per US$ and 3.684 per Euro. This amount is included in current investments as of December 31, 2003.

(d) Restructuring plan

The cash tender offer described above was the first stage of the comprehensive restructuring plan designed by the Company to strengthen the Company’s financial position.

On January 9, 2004, the Company announced a proposal to restructure all of its outstanding indebtedness through an out-of-court restructuring agreement governed by Argentine law or “Acuerdo Preventivo Extrajudicial (APE)”. The solicitation statement was filed with the CNV, the SEC and the Comissione Nazionale per le Socetá e la Borsa (CONSOB).

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval.

Under the Proposal, as described in the solicitation statement contained in the registration statement filed with the SEC, and in the solicitation statements filed with other regulatory authorities, Telecom Argentina proposes to restructure all of its outstanding financial debt by issuing new unsecured notes, which will have new terms and will not be convertible into Telecom Argentina’s common shares, and/or by paying cash consideration pursuant to the different options included in the Proposal.

Concurrently with Telecom Argentina’s APE, its subsidiary, Telecom Personal, expects to offer its creditors restructuring options similar to those announced by Telecom Argentina.

(e) Legal actions brought against the Company

Telecom Argentina has been served notice of claims brought by holders of the Company’s notes seeking enforcement of their rights under the respective indentures. The claims amounted to US$ 2.4 million representing less than 1% of the total consolidated indebtedness of the Company. Due to certain judicial regulations, an amount equivalent to US$3.0 million held in bank accounts has been restricted for use as of the date of issuance of these financial statements.

In September 2003, Telecom Argentina was served notice of an involuntary bankruptcy petition filed against it by a note holder amounting to US$ 0.2 million. The petition has been dismissed.

In the opinion of the Company’s management and its legal counsel, the Company has meritorious defenses to each of these proceedings and does not expect that such proceedings will result in the Company being declared bankrupt. The Company’s legal counsel estimates that the Company will be able to take all necessary measures to protect its normal course of business before other claims are brought against it.

(f) Measurement and classification of liabilities

As of December 31, 2003, the Company has estimated an amount of $104 corresponding to penalties and post default interest increases for the default situation described in a) above. This balance is included in consolidated debt in these financial statements. As discussed in d) above, the manner and time of payment of the Company’s outstanding principal and interest payment obligations are addressed in its proposed APE restructuring plan. The Company’s legal counsel believes that based on the facts and circumstances which caused the Company to default on its principal and interest payment obligations, it is more likely than not that the Company will not have to pay the penalties and post default interest increases contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

As discussed above, as of December 31, 2003 and 2002, a substantial portion of the Company’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in

Argentina and subsequent devaluation and pesification, the Company recorded its outstanding debt at their respective original foreign currencies since the Company expects to complete the debt restructuring successfully.

If the APE restructuring plan is not completed on terms favorable to the Company or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law. In this event, management would legally argue the unconstitutionality and/or inapplicability of Decree No. 410/02 as further described below, and accordingly, would sustain the pesification of its foreign-currency denominated debt at a rate of $1 to US$1 or its equivalent in other foreign currencies. As pesified, this indebtedness would be adjusted based on a reference index (Coeficiente de Estabilización de Referencia or CER) as from February 3, 2002. The Company would take these actions among others in order to preserve the continuity of the services and operations of Telecom Argentina and Telecom Personal under Argentine law and regulations.

On January 6, 2002, the National Congress passed the Law No. 25,561 of “Public Emergency and Reform of the Exchange Rate Regime” (Law 25,561). Under Article 11 of Law 25,561, foreign-currency denominated debt arising from agreements between consenting parties governed by “rules and regulations of private law” were converted into pesos at 1 peso per dollar. Further, Article 11 states that “creditors would receive these amounts on account of the total debt” and that “both parties would have to negotiate the restructuring of the obligations to equally share the cost of the peso devaluation”.

Subsequently, Decree No. 214/02 forced the conversion into pesos of all foreign-currency denominated liabilities existing as of January 6, 2002, and established the indexing of the pesified amounts by the application of the CER index. Law No. 25,713 ratified, with few exceptions, the constitutionality of the application of the CER index to pesified debts. Management believes that those exceptions are not applicable to the Company’s situation.

However, Decree No. 410/02 which codified Law No. 25,561 and extended Decree No. 214/02, provided that foreign-currency denominated debt governed by “foreign law” fell outside the scope of the provisions of Decree No. 214/02 which required the pesification of liabilities. By introducing this language into the decree provisions, the government tried to narrow the meaning of “rules and regulations of private law” as mentioned in Article 11 of Law 25,561. Further, on December 4, 2003, Law No. 25,820 amended Article 11 of Law 25,561 as follows:

The main differences introduced to the text of Article 11 by Law 25,820 are:

(a) The language referring to “debt obligations existing as of the enactment date” was replaced by “debt obligations existing as of January 6, 2002”

(b) The language referring to “rules and regulations of private law” was eliminated as a preexisting condition to the pesification of foreign-currency denominated liabilities, and it may thus be argued that it would not be relevant whether or not these liabilities are governed by foreign law

(c) The pesification is not temporary, meaning that creditors will not receive the pesified amounts on account of the total debt as previously stated; however

(d) Any party may request an adjustment within the context of the law, thus permitting renegotiation between willing parties to share the cost of the devaluation of the peso as previously stated in decree 214/02 and,

(e) The pesified liabilities are adjusted based on a reference index, i.e. CER, as appropriate.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to the Company’s creditors in January 2004 and the APE solicitation statement discussed in d) above, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

Since the Company has received notices of acceleration due to the default situation described above, the balances were reclassified as current liabilities as of December 31, 2003. On the other hand, as indicated in Note 8, the outstanding indebtedness under the TITAN agreement amounting to $59 (US$20 million) has been refinanced successfully. Accordingly, these balances were reclassified to non-current liabilities as of December 31, 2003. Also, the Company’s subsidiary, Nucleo, has also refinanced a portion of its debt amounting to $27, which has been reclassified to non-current liabilities as of December 31, 2003.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company is divided into three main lines of business: Voice, data and Internet services, wireless telecommunication services and directory publishing services. The Company manages its segments to the net income (loss) level of reporting.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the years ended December 31, 2003, 2002 and 2001, more than 90 percent of the Company’s revenues were from services provided within Argentina.

More than 95% of the Company’s fixed assets are in Argentina.

Segment financial information was as follows:

For the year ended December 31, 2003

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	2.556	1.163	34	3.753
Salaries and social security	(424)	(74)	(8)	(506)
Turnover tax	(86)	(51)	—	(137)
Materials and supplies	(117)	(33)	(14)	(164)
Bad debt expense	3	(10)	(4)	(11)
Interconnection costs	(136)	—	—	(136)
Cost of international outbound calls	(76)	—	—	(76)
Lease of circuits	(29)	(9)	—	(38)
Fees for debt restructuring	(12)	(4)	—	(16)
Fees for services	(69)	(9)	(2)	(80)
Management fees	(2)	—	—	(2)
Advertising	(23)	(20)	(1)	(44)
Cost of cellular handsets	—	(22)	—	(22)
Commissions	(57)	(103)	—	(160)
Others	(164)	(211)	(2)	(377)

Operating income before depreciation and amortization	1.364	617	3	1.984
Depreciation of fixed assets	(1.436)	(327)	(5)	(1.768)
Amortization of intangible assets	(63)	(46)	—	(109)

Operating (loss) income	(135)	244	(2)	107
Equity gain from related companies	—	—	2	2
Financial results, net	(132)	168	12	48
Other expenses, net	(121)	(37)	(10)	(168)
Gain on repurchase of debt	280	90	6	376

Net income (loss) before income tax and minority interest	(108)	465	8	365
Income tax	—	11	(4)	7
Minority interest	—	(21)	—	(21)

Net income (loss)	(108)	455	4	351

❑	Balance sheet information

	Voice, data and Internet	Wireless	Directories publishing	Total
Fixed assets, net	6,443	1,554	4	8,001
Intangible assets, net	110	731	4	845
Capital expenditures	81	101	—	182
Investment in intangible assets	—	4	—	4
Depreciation of fixed assets (a)	(1,436)	(343)	(5)	(1,784)
Amortization of intangible assets (b)	(67)	(58)	—	(125)
(a) Includes $16 in Foreign currency translation adjustments. (b) Includes $6 in Financial results, net and $10 in Foreign currency translation adjustments.

❑ Cash flow information

Cash flows provided by operating activities	1,509	499	7	2,015

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(91)	(77)	—	(168)
Increase in investments not considered as cash and cash equivalents	(85)	(92)	—	(177)

Total cash flows used in investing activities	(176)	(169)	—	(345)

Cash flows from financing activities:
Debt proceeds	—	(11)	—	(11)
Repurchase of debt	(328)	(87)	(7)	(422)
Payment of interest and debt-related expenses	(283)	(52)	—	(335)
Inter-segment transfers of cash	5	(5)	—	—

Total cash flows used in financing activities	(606)	(155)	(7)	(768)

Increase in cash and cash equivalents	727	175	—	902
Cash and cash equivalents at the beginning of year	1,059	253	2	1,314

Cash and cash equivalents at year end	1,786	428	2	2,216

For the year ended December 31, 2002

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	2,954	1,035	23	4,012
Salaries and social security	(472)	(92)	(23)	(587)
Turnover tax	(91)	(40)	(1)	(132)
Materials and supplies	(144)	(33)	(11)	(188)
Bad debt expense	(129)	(54)	(6)	(189)
Interconnection costs	(141)	—	—	(141)
Cost of international outbound calls	(103)	—	—	(103)
Lease of circuits	(24)	(17)	—	(41)
Fees for debt restructuring	(15)	(3)	—	(18)
Fees for services	(85)	(10)	(3)	(98)
Management fees	(23)	—	—	(23)
Advertising	(14)	(14)	—	(28)
Cost of cellular handsets	—	(12)	—	(12)
Commissions	(70)	(62)	—	(132)
Others	(254)	(175)	(4)	(433)

Operating income (loss) before depreciation and amortization	1,389	523	(25)	1,887
Depreciation of fixed assets	(1,558)	(416)	(6)	(1,980)
Amortization of intangible assets	(66)	(45)	—	(111)

Operating income (loss)	(235)	62	(31)	(204)
Equity gain from related companies	(15)	—	(8)	(23)
Depreciation of goodwill	(10)	—	—	(10)
Financial results, net	(4,275)	(1,000)	(27)	(5,302)
Other expenses, net	(101)	(58)	(17)	(176)

Net loss before income tax and minority interest	(4,636)	(996)	(83)	(5,715)
Income tax	1,104	186	14	1,304
Minority interest	—	25	—	25

Net loss	(3,532)	(785)	(69)	(4,386)

❑	Balance sheet information

	Voice, data and Internet	Wireless	Directories publishing	Total
Fixed assets, net	7,881	1,800	8	9,689
Intangible assets, net	177	765	4	946
Capital expenditures	174	63	1	238
Investment in intangible assets	1	28	—	29
Depreciation of fixed assets (a)	(1,558)	(419)	(6)	(1,983)
Amortization of intangible assets (b)	(73)	(50)	—	(123)
(a) Includes $3 in Foreign currency translation adjustments. (b) Includes $9 in Financial results, net and $3 in Foreign currency translation adjustments.

❑ Cash flow information

Cash flows provided by operating activities	1,297	370	—	1,667

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(260)	(154)	—	(414)
Decrease (increase) in investments not considered as cash and cash equivalents	112	(10)	—	102

Total cash flows used in investing activities	(148)	(164)	—	(312)

Cash flows from financing activities:
Decrease in debt, net	(4)	(20)	—	(24)
Payment of interest and debt-related expenses	(357)	(89)	—	(446)
Inter-segment transfers of cash	(85)	85	—	—

Total cash flows used in financing activities	(446)	(24)	—	(470)

Increase in cash and cash equivalents	703	182	—	885
Cash and cash equivalents at the beginning of year	356	71	2	429

Cash and cash equivalents at year end	1,059	253	2	1,314

For the year ended December 31, 2001

❑	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	5,131	1,822	103	7,056
Salaries and social security	(882)	(178)	(90)	(1,150)
Turnover tax	(162)	(69)	(4)	(235)
Materials and supplies	(286)	(37)	(26)	(349)
Bad debt expense	(406)	(135)	(26)	(567)
Interconnection costs	(214)	—	—	(214)
Cost of international outbound calls	(71)	—	—	(71)
Lease of circuits	(38)	(31)	—	(69)
Fees for services	(167)	(24)	(24)	(215)
Management fees	(231)	—	—	(231)
Advertising	(132)	(46)	(2)	(180)
Cost of cellular handsets	—	(113)	—	(113)
Commissions	(129)	(121)	—	(250)
Others	(377)	(327)	(11)	(715)

Operating income (loss) before depreciation and amortization	2,036	741	(80)	2,697
Depreciation of fixed assets	(1,292)	(394)	(4)	(1,690)
Amortization of intangible assets	(71)	(63)	—	(134)

Operating income (loss)	673	284	(84)	873
Equity gain from related companies	(6)	—	—	(6)
Depreciation of goodwill	(17)	(1)	—	(18)
Financial results, net	(361)	(146)	—	(507)
Other expenses, net	(99)	(22)	(9)	(130)

Net income (loss) before income tax	190	115	(93)	212
Income tax	(86)	(59)	33	(112)

Net income (loss)	104	56	(60)	100

❑ Balance sheet information

Fixed assets, net	8,772	1,828	13	10,613
Intangible assets, net	251	786	4	1,041
Capital expenditures	727	300	7	1,034
Investment in intangible assets	15	66	—	81
Depreciation of fixed assets	(1,292)	(394)	(4)	(1,690)
Amortization of intangible assets (b)	(78)	(67)	—	(145)

(a)	Includes $11 in Financial results, net.

❑	Cash flow information

	Voice, data and Internet	Wireless	Directories publishing	Total
Cash flows provided by operating activities	1,995	433	4	2,432

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(854)	(550)	(7)	(1,411)
Increase in investments not considered as cash and cash equivalents	(7)	—	—	(7)

Total cash flows used in investing activities	(861)	(550)	(7)	(1,418)

Cash flows from financing activities:
Repurchase of debt	40	108	4	152
Payment of interest and debt-related expenses	(817)	(147)	—	(964)
Dividends paid	(467)	—	—	(467)
Inter-segment transfers of cash	(220)	220	—	—

Total cash flows used in financing activities	(1,464)	181	4	(1,279)

Increase in cash and cash equivalents	(330)	64	1	(265)
Cash and cash equivalents at the beginning of year	686	7	1	694

Cash and cash equivalents at year end	356	71	2	429

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income (loss)	Financial results, net	Net income (loss)
Year 2003:
March 31,	851	453	(24)	961	907
June 30,	899	490	17	58	381
September 30,	961	504	31	(490)	(509)
December 31,	1.042	537	83	(481)	(428)

	3,753	1,984	107	48	351

Year 2002:
March 31,	1,373	611	69	(5,474)	(3,734)
June 30,	921	411	(90)	(1,447)	(897)
September 30,	857	397	(122)	1,059	494
December 31,	861	468	(61)	560	(249)

	4,012	1,887	(204)	(5,302)	(4,386)

Year 2001:
March 31,	1,796	695	251	(123)	69
June 30,	1,741	685	227	(122)	21
September 30,	1,818	733	272	(122)	49
December 31,	1,701	584	123	(140)	(39)

	7,056	2,697	873	(507)	100

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of December 31,
	2003	2002
ASSETS
Current Assets
Cash and banks	$17	$34
Investments	2,011	1,196
Accounts receivable, net	317	385
Other receivables, net	150	53

Total current assets	2,495	1,668

Non-Current Assets
Other receivables, net	106	79
Investments	874	543
Fixed assets, net	6,442	7,879
Intangible assets, net	110	177

Total non-current assets	7,532	8,678

TOTAL ASSETS	$10,027	$10,346

LIABILITIES
Current Liabilities
Accounts payable	$243	$277
Debt	8,206	8,912
Salaries and social security payable	70	55
Taxes payable	103	85
Other liabilities	24	22
Contingencies	10	6

Total current liabilities	8,656	9,357

Non-Current Liabilities
Salaries and social security payable	30	29
Other liabilities	34	29
Contingencies	139	104

Total non-current liabilities	203	162

TOTAL LIABILITIES	$8,859	$9,519

Foreign currency translation adjustments	—	10
SHAREHOLDERS’ EQUITY	$1,168	$817

TOTAL LIABILITIES, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$10,027	$10,346

Statements of income:

	Years ended December 31,
	2003	2002	2001
Net sales	$2,672	$3,071	$5,306
Cost of services	(1,973)	(2,302)	(2,789)

Gross profit	699	769	2,517
General and administrative expenses	(136)	(153)	(310)
Selling expenses	(583)	(746)	(1,396)

Operating (loss)	(20)	(130)	811
Equity gain (loss) from related companies	334	(1,016)	(105)
Depreciation of goodwill	—	(10)	(17)
Financial results, net	(125)	(4,234)	(354)
Other expenses, net	(118)	(100)	(99)
Gain on repurchase of debt	280	—	—

Net income (loss) before income tax	351	(5,490)	236
Income tax benefit, net	—	1,104	(136)

Net income (loss)	$351	$(4,386)	$100

Condensed statements of cash flows:

	Years ended December 31,
	2003	2002	2001
Cash flows provided by operating activities	$1,510	$1,293	$2,014
Cash flows from investing activities
Acquisition of fixed assets	(91)	(259)	(1,113)
Decrease in investments not considered as cash and cash equivalents	(80)	27	2

Total cash flows used in investing activities	(171)	(232)	(1,111)

Cash flows from financing activities
Proceeds (payment) of debt	—	(4)	48
Repurchase of debt	(328)	—	—
Payment of interest and debt-related expenses	(283)	(355)	(817)
Dividends paid	—	—	(467)

Total cash flows used in investing activities	(611)	(359)	(1,236)

Increase (decrease) in cash and cash equivalents	728	702	(333)
Cash and cash equivalents at the beginning of year	1,057	355	688

Cash and cash equivalents at year end	$1,785	$1,057	$355

16. Differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC.

I. Differences in measurement methods

Inflation accounting

As indicated in Note 3.c., in March 2003, the Argentine government issued a decree prohibiting companies from restating financial statements for the effects of inflation and instructing the CNV to issue applicable regulations to ensure that no price-level restated financial statements are accepted. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation required by the CNV, because, as permitted by the SEC, the application of this resolution represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than is historical cost-based financial reporting for both Argentine and US accounting purposes.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Years ended December 31,
	2003	2002	2001
Reconciliation of net income (loss):
Total net income (loss) under Argentine GAAP	$351	$(4,386)	$100
US GAAP adjustments:
Translation of foreign-currency transactions as of December 31, 2001 (a)	—	3,552	(3,552)
Accounting for derivative instruments and hedging activities (b)	—	—	(*)—
Foreign currency translation (c)	(53)	64	—
Capitalization of foreign currency exchange differences (d)	196	(762)	—
Restructuring and repurchase of debt (e)	23	(43)	—
Other adjustments (f)	6	(5)	3
Tax effects on US GAAP adjustments (g)	(79)	(960)	1,244
Valuation allowance of tax credits (h)	24	908	(1,296)
Minority interest (i)	17	(21)	—

Net income (loss) under US GAAP	$485	$(1,653)	$(3,501)

(*)	The derivative financial instruments have been effective during the fiscal year 2001. Therefore, there are no charges to earnings due to the ineffectiveness of such contracts during such year.

	As of December 31,
	2003	2002	2001
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$1,168	$817	$5,203
US GAAP adjustments:
Translation of foreign-currency transactions as of December 31, 2001 (a)	—	—	(3,552)
Accounting for derivative instruments and hedging activities (b)	—	—	(209)
Foreign currency translation (c)	38	115	—
Capitalization of foreign currency exchange differences (d)	(566)	(762)	—
Restructuring and repurchase of debt (e)	(20)	(43)	—
Other adjustments (f)	7	1	6
Tax effects on US GAAP adjustments (g)	205	284	1,317
Valuation allowance of tax credits (h)	(364)	(388)	(1,296)
Minority interest (i)	(12)	(34)	—

Shareholders’ equity (deficit) under US GAAP	$456	$(10)	$1,469

	Years ended December 31,
	2003	2002	2001
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ (deficit) equity as of the beginning of the year	$(10)	$1,469	$5,543
Cash dividends	—	—	(468)
Other comprehensive (loss) income	(19)	174	(105)
Net income (loss) under US GAAP	485	(1,653)	(3,501)

Shareholders’ equity (deficit) as of the end of the year	$456	$(10)	$1,469

a) Translation of foreign-currency transactions as of December 31, 2001

The Argentine government declared exchange holidays all working days between December 21, 2001 and January 10, 2002. On January 11, 2002, when the exchange market first opened, the exchange rate was $ 1.4 to US$ 1 (buying rate) and $ 1.6 to US$ 1 (selling rate). As of December 31, 2001, under Argentine GAAP, the Company accounted for its foreign currency assets and liabilities at an exchange rate of $ 1 to US$ 1.

Under US GAAP, the Company applied the guidance set forth in the EITF D-12 “Foreign Currency Translation — Selection of the Exchange Rate When Trading is Temporarily Suspended”, that states that when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used. Accordingly, under US GAAP, the Company accounted for its foreign currency assets and liabilities using the buying rate of $1.4 and the selling rate of $1.6 to the dollar, as appropriate.

During the year ended December 31, 2002, this foreign currency exchange loss recognized under US GAAP at the end of fiscal year 2001, was recorded in net income (loss) for Argentine GAAP purposes; so at December 31, 2002 there is no difference between Argentine GAAP and US GAAP for the valuation of assets and liabilities in foreign currency.

b) Accounting for derivative instruments and hedging activities

Argentine GAAP and US GAAP provide for a similar accounting treatment applicable to derivative financial instruments, except for the following differences included in the reconciling information under US GAAP:

•	under Argentine GAAP, the changes in accounting measurement of effective cash flow hedges are reported as a separate line item “Temporary measurement differences of an effective cash flow hedges”

between the liability and equity sections of the balance sheet, while US GAAP provides for their charge to OCI in Shareholders’ equity; and

•	although both standards provide for prospective application thereof as from their initial application, there are differences in their accounting effect in fiscal year 2001, as a result of a difference in the effective date of each standard.

c) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

Under US GAAP, financial statements of foreign subsidiaries have been translated into Argentine pesos following the guidelines established in SFAS No. 52, “Foreign Currency Translation” (“SFAS 52”). Under SFAS 52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each period, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the current rate method of translation has been used to translate them to the reporting currency, the Argentine Peso for the Company. This method involves the translation of assets and liabilities at the exchange rate in effect at the end of each period. Average exchange rates have been applied for the translation of the accounts that make up the results of the periods. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

d) Capitalization of foreign currency exchange differences

As indicated in Note 4.c., under Argentine GAAP, foreign currency exchange differences (gains or losses) on or after January 6, 2002 through July 29, 2003, related to foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established were fulfilled. Under US GAAP, foreign currency exchange differences cannot be capitalized, and are expensed as incurred.

e) Restructuring and repurchase of debt

As explained in Note 8.b, in December 2002, Telecom Personal entered into an amended agreement pursuant to which the outstanding debt under the Promissory Notes (the “old debt”) was restructured. Accordingly, Telecom Personal issued the BofA Promissory Notes and the Holders Promissory Note (the “new debt”). For Argentine GAAP purposes, the restructuring of the old debt was treated as an exchange of debt instruments with substantially different terms and the old debt was derecognized. For the year ended December 31, 2002, a gain of $43 was recognized in non-operating income. Under Argentine GAAP, the new debt was discounted to its present value using a discount rate of 12%.

For US GAAP purposes, the restructuring of the old debt was accounted for in accordance with SFAS No. 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings (“SFAS 15”) and EITF 02-04 “Determining whether a debtor’s modification or exchange of debt instruments is within the scope of SFAS 15”, as the creditors made certain concessions due to the financial difficulties of the Company. SFAS No. 15 requires that a comparison be made between the maximum future cash outflows associated with the new debt (including principal, stated interest and related costs), and the recorded assets and liabilities relating to the outstanding old debt as of the date of the exchange.

In the exchange of the old debt, the maximum future cash outflows associated with the new debt exceeded the carrying value of the assets and liabilities of the old debt tendered for exchange. Accordingly, for US GAAP purposes, no gain was recorded in December 2002 and the value of the new debt was initially recorded at the carrying value of the old debt. The effects of changes in the amount and timing of the future cash payments associated with the new debt were reflected in the year ended December 31, 2002. Interest expense was computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the old debt. The Company recorded interest expense on the new debt at a rate of 4.9%. Based on the foregoing, the basis of the liability is different under US GAAP as compared to Argentine GAAP.

However, as further indicated in Note 8.b., in June 2003, Telecom Personal purchased 100% of the BofA Promissory Notes and 8% of the Holders Promissory Note. Under Argentine GAAP, the Company recognized a net gain on repurchase of debt of approximately $24, which form part of the $376 included in the statement of income. The different basis in the liability under US GAAP gave rise to a difference in the calculation of the gain on repurchase. The reconciling item for 2003 represents the net effect of (1) the adjustment to the gain on repurchase and (2) loss on accretion.

f) Other adjustments

The Company has aggregated under this caption certain reconciling items which management believes are not significant to the Company’s financial position and results of operations. These items are described as follows:

•	Inventories

Under Argentine GAAP, inventories are stated at the lower of replacement cost or net realizable value. Under US GAAP, inventories are stated at the lower of cost or market.

•	Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

•	Equity gain (loss) on related companies

The Company held a 0.15% and 5.75% ownership interest in Intelsat and Nahuelsat as of December 31, 2003, respectively. Under Argentine GAAP, the Company has recorded these investments at the lower of cost or equity.

As of December 31, 2002, the Company wrote down its investment in Nahuelsat to zero since its original cost was considered to be permanently impaired based on available information as of that date. However, during the year ended December 31, 2003, under Argentine GAAP, the Company has written up this investment since management considered that Nahuelsat´s financial situation had improved. This write-up is included in equity gain (loss) from related companies in the statement of income.

For US GAAP purposes, the Company accounts for investments in non-marketable equity securities in accordance with Accounting Principles Board Opinion No. 18 (“APB 18”) and related interpretations. Under

APB 18, investments in less than 20% of the capital stock are generally carried at cost. Under the cost method, investments are recorded and reported at original cost until they are partially or entirely disposed of or the original cost value has been impaired. As indicated above, the Company’s investment in Nahuelsat was written down to zero because its impairment was considered to be permanent, thus establishing a new cost basis for the investment. Subsequent write-ups are precluded under US GAAP.

g) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

h) Valuation allowance of tax credits

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of its net deferred tax assets, as the future realization of the tax benefit is not considered by management to be more likely than not. Therefore, a full valuation allowance has been provided for net deferred tax assets of Telecom Argentina and Telecom Personal. Also, as indicated in Note 4.n., the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, the Company considered the ultimate realization of the credit relating to the minimum presumed income tax to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

However, SFAS 109 establishes more specific and strict procedures to assess whether a valuation allowance should be established for deferred tax assets. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed.

Accordingly, under US GAAP, a full valuation allowance has been provided for the tax credits related to tax on minimum presumed income of Telecom Argentina and Telecom Personal and the tax effects on US GAAP adjustments as described in g) above.

i) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

j) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No. 25 “Accounting for Stock Issued to Employees—Accounting Interpretations of APB Opinion No. 25,” the economic substance of a plan established by the principal stockholders is substantially the same for the Company and the employee, whether the plan is adopted by the Company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. SAB No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

The Argentine Government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date. This discount arises because the eligible employees were only required to pay cash for the shares in an amount equivalent to the cash portion of the proceeds received by the Argentine Government from Nortel. The purchase price formula was originally established during the privatization.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity or cash flows determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

k) Indefinite-life intangibles impairment testing

As indicated in Note 4.k., the Company identified the PCS license as an indefinite life intangible. Under Argentine GAAP, indefinite life intangibles are not amortized but tested annually for impairment. The carrying value of these intangibles is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such assets are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The Company concluded that an impairment loss was not necessary.

Under US GAAP, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002. The Company determined that its license met the definition of indefinite-lived intangible assets under SFAS 142. Therefore, upon adoption of SFAS 142 the Company ceased amortizing its license cost, and tested it annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This valuation determined that the carrying amount of the license did not exceed the fair value of the assets. As a result, no impairment has been recognized for US GAAP purposes.

l) Goodwill

Under Argentine GAAP, the Company continued to amortize goodwill until it was fully amortized during the year ended December 31, 2002. In prior periods, goodwill represented the excess of purchase price over the fair market value of a business acquired. For the year ended December 31, 2002, the amortization charge was $10.

Under US GAAP, the Company adopted the provisions of SFAS 142 on January 1, 2002. Under the provisions of SFAS 142, goodwill is not amortized, but tested for impairment annually, or whenever there is an impairment indicator. As required by SFAS 142, the Company ceased amortization and performed a transitional goodwill impairment assessment at the reporting unit level to determine whether there was an indication that goodwill was impaired at the date of adoption. As a result of the test, the Company determined that the carrying value of goodwill was not supported by estimated future cash flows, and accordingly, recorded an impairment charge of $10, which represented the full amount of unamortized goodwill at the time of the test.

As such, the carrying value of goodwill is zero for both Argentine GAAP and US GAAP purposes and therefore no reconciling item is presented.

II. Additional disclosure requirements

a) Disclosure of lease information

Under US GAAP, additional disclosures are required as per SFAS 13 “Accounting for Leases”, and subsequent pronouncements, as follows:

Operating leases

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various noncancelable operating leases that expire on various dates through 2013. Rent expense is recognized ratably over the lease term. Future minimum lease payments as of December 31, 2003, are as follows:

Year ending December 31, 2004	41
Year ending December 31, 2005	14
Year ending December 31, 2006	9
Year ending December 31, 2007	7
Thereafter	9

Total	$80

Rental expense for the years ended December 31, 2003, 2002 and 2001 is included in Note 17.h.

Capital leases

As indicated in Note 4.j., the Company has no capital leases as of December 31, 2003 as a consequence of the expiration during the fiscal year 2003 of the computer equipment leasing contracts.

Depreciation expense related to fixed assets under capital leases was $42, $45 and $44 for the years ended December 31, 2003, 2002 and 2001, respectively. Such amounts are included in the amounts disclosed in Note 17.a.

Interest (expense) income related to capital leases was approximately $nil, $3 and $3 for the years ended December 31, 2003, 2002 and 2001, respectively.

b) Disclosures about fair value of financial instruments

Under Argentine GAAP, there are no specific rules regarding disclosure of fair value of financial instruments.

Under US GAAP, SFAS No. 105 requires reporting entities to disclose certain information about financial instruments with off-balance sheet risk of accounting loss. SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Financial instruments include such items as to cash and cash equivalents and accounts receivable and other instruments. SFAS No. 107 excludes from its disclosure requirements lease contracts and various significant assets and liabilities that are not considered to be financial instruments. SFAS No. 119 requires reporting entities to disclose certain information for derivative financial instruments. SFAS No. 133, supersedes SFAS No. 105 and SFAS No. 119 and amends SFAS No. 107 to include in SFAS No. 107 the disclosure requirements of credit risk concentrations from SFAS No. 105. See Note 3.g. for details of concentration of credit risk.

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future expected loss experience, and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

Under the Statement, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amount presented does not represent the underlying value of the Company. For certain assets and liabilities, the information required under the Statement is supplemental with additional information relevant to an understanding of the fair value.

The methods and assumptions used to estimate the fair values of each class of financial instruments as of December 31, 2003 and December 31, 2002 are as follows:

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting of time deposits and mutual funds, to be cash and cash equivalents. The carrying amount reported in the balance sheet approximates fair value.

Government securities

The fair value of government securities is based on quoted market prices for those or similar investments.

	As of December 31,
	2003		2002
	Carrying amount	Fair value	Carrying amount	Fair value
Government securities	111	85	234	175

Accounts receivable, net

Carrying amounts are considered to approximate fair value. All amounts that are assumed to be uncollectible within a reasonable time are written off and/or reserved.

Accounts payable

The carrying amount of accounts and notes payable reported in the balance sheet approximates its fair value.

Debt

The fair value of the Company’s debt as of December 31, 2003 is estimated based on quoted market prices for the same or similar issues. The fair value of such debt was $7,645 and the related carrying amount was $10,082.

Other receivables and other liabilities

The carrying amount of other receivables and other liabilities reported in the balance sheet approximates fair value due to their short-term nature.

c) Benefit under Collective Bargaining Agreement

As described in Note 4.o., retirement benefits consist of the payment of a single lump sum at retirement equal to one salary for each five years of service due to normal retirement, death or disability. Those employees who voluntary resign (for any reason) or retire for other reasons are ineligible. The Company accounts for such benefits under SFAS 87.

The following tables summarize benefit costs for the years ended December 31, 2003, 2002 and 2001, as well as the benefit obligations associated with postretirement benefit plans as of December 31, 2003 and 2002:

	As of December 31,
	2003	2002
Accumulated benefit obligation	$5	$2
Effect of future compensation increases	3	4

Projected benefit obligation	$8	$6

	Years ended December 31,
	2003	2002	2001
Service cost	$1	$—	$1
Interest cost	1	1	1
Settlement loss (gain) and other	—	(2)	(2)

Total benefit cost (gain)	$2	$(1)	$—

The actuarial assumptions used are based on market interest rates, past experience and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are as follows:

	2003	2002	2001
Discount rate (1)	10%	10%	8%
Projected increase rate in compensation	2-10%	6-27%	0%

(1)	Represents estimates of real rate of interest rather than nominal rate.

d) Risks and uncertainties

The Company’s customers are mostly concentrated in Argentina. Social, political and economic conditions in Argentina are volatile and may impair the Company’s operations. This volatility could make it difficult for the Company to develop its business, generate revenues or achieve or sustain profitability. Historically, volatility has been caused by: currency devaluation, significant governmental influence over many aspects of local economies, political and economic instability, unexpected changes in regulatory requirements, social unrest or violence, slow or negative economic growth, imposition of trade barriers, and wage and price controls. Most or all of these factors occurred at various times in the past few years and still occur today in the Company’s core target market in Argentina. The Company has no control over these matters.

The Company’s future results of operations and financial condition could be impacted by the following factors, among others:

•	the ability to finance and manage expected growth;

•	customer churn-rates;

•	impact of competitive services, products and pricing;

•	dependence on key personnel;

•	legal proceedings;

•	ability to successfully restructure its debt (see Note 12 for details); and

•	government regulation.

e) Balance sheet classification differences

Deferred income taxes

Under Argentine GAAP, the net deferred tax asset has been classified as a non-current other receivable.

Under US GAAP, the Company applies the principles of SFAS 109. Pursuant to SFAS 109, the classification of the deferred tax for a temporary difference is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For temporary differences not related to an asset or liability for financial reporting or for loss carryforwards, the deferred tax should be classified according to the expected reversal date of the temporary difference or carryforward.

As of December 31, 2003 the net current deferred tax asset is $90 and the net non-current deferred tax liability is $70 under US GAAP.

Restricted cash

Under Argentine GAAP, as described in Note 11.c. and 12, the Company has classified restricted cash amounting to $11.2 as other receivables. Under US GAAP, restricted cash may be shown as a separate line item on the face of the balance sheet or classified as cash or investments, as appropriate, but identified in the notes to the financial statements. Restricted cash at December 31, 2003 represented cash in escrow related to certain judicial proceedings.

Revenue recognition

As indicated in Note 4.b., under Argentine GAAP, installation fees are recognized at the time of installation or activation. Associated direct expenses are expensed as incurred. These costs exceed installation revenues for all periods presented.

For US GAAP purposes, non-refundable installation fees are deferred and recognized over the estimated customer relationship period. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to the amount of deferred revenues. Since installation costs exceed installation revenues for all periods presented and considering that this excess is recognized immediately, there is no measurement difference between Argentine GAAP and US GAAP in this regard. However, the amount of assets and liabilities under US GAAP would differ as a result of the deferral of revenues and related costs. Additionally, this effect for US GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

Held-to-maturity investments

Under Argentine GAAP, the Company reclassified as of December 31, 2002 certain held-to-maturity investments as current assets. Under US GAAP, these investments are classified as non-current assets.

f) Income statement classification differences

The following table reconciles the operating income (loss) as shown in the statement of income under Argentine GAAP to the operating income (loss) that would be reported under US GAAP, which contemplate classification differences under US GAAP:

	Years ended December 31,
	2003	2002	2001
Operating income (loss) under Argentine GAAP	$107	$(204)	$873
Foreign currency translation	(5)	(12)	—
Capitalization of foreign currency exchange differences	121	135	—
Goodwill	—	(10)	—
Other expenses, net as operating loss under US GAAP	(168)	(176)	(130)
Other	(2)	—	—

Operating income (loss) under US GAAP	$53	$(267)	$743

g) Earnings per share

Under Argentine GAAP, the Company computes net income (loss) per common share and dividends per share by dividing the net income (loss) for the period by the number of weighted common shares outstanding.

Under US GAAP, basic and diluted net income (loss) per share are presented in conformity with SFAS No. 128 “Earnings per Share” for all periods presented.

Basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts as described in SFAS No. 128.

The following tables set forth the computation of basic and diluted net income (loss) per share for the years indicated:

	Years ended December 31,
	2003	2002	2001
Numerator:
Net income (loss) under US GAAP	$485	$(1,653)	$(3,501)
Denominator:
Number of shares outstanding	984,380,978	984,380,978	984,380,978
Basic and diluted net income (loss) per common share	$0.49	$(1.68)	$(3.56)

h) Statements of cash flows

The statements of cash flows presented in the primary financial statements are prepared using Argentine GAAP numbers. Under both Argentine GAAP and US GAAP, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As a result, no differences exist between total amount of the increase or decrease in cash and cash equivalents reported in the primary financial statements and the totals that would be reported in a statement of cash flows prepared using US GAAP numbers. However, as discussed further below, certain differences do exist between cash flows from operating, investing and financing activities reported in the primary financial statements and the cash flows from operating, investing and financing activities that would be prepared under SFAS No. 95 “Statement of Cash Flows”.

Under US GAAP, the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows are required to be the same amounts as similarly titled line items shown in the balance sheets, as of those dates. A table reconciling the balances included as cash and banks in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years shown in the statements of cash flows is included in Note 6 to the financial statements.

Under Argentine GAAP, cash outflows for the repayment of seller financing for the acquisition of productive assets were reported as investing activities. Under US GAAP, these transactions would be classified as cash flows from financing activities. Also, under Argentine GAAP, payments to creditors for interest were reported as financing activities whereas these transactions would be classified as cash flows from operating activities for US GAAP purposes.

In addition, under Argentine GAAP the effects of inflation and exchange rate changes on cash and cash equivalents were not disclosed by presenting a fourth cash flow statement category as required by US GAAP. Note 6 includes a table that presents such disclosures.

i) Severance indemnities

Under Argentine law and labor agreements, the Company is required to make minimum severance payments to its employees dismissed without cause and employees leaving its employment in certain other circumstances. Under Argentine GAAP, severance payments are expensed as incurred. Under US GAAP, the Company follows the guidelines established by SFAS No. 112, “Employers’ Accounting for Post-employment Benefits”, and SFAS No. 43, “Accounting for Compensated Absences”, which requires the accrual of severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability.

j) Investments in debt securities

Under US GAAP, in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified its investments in government bonds as held-to-maturity securities. Note 17.c to the Argentine GAAP financial statements presents the additional disclosure requirements in accordance with SFAS 115.

k) Other comprehensive income

Under US GAAP, the Company adopted SFAS No. 130 (“SFAS 130”), “Reporting Comprehensive Income”. SFAS 130 establishes guidelines for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income is presented below, net of income tax benefit/expense:

	Years ended December 31,
	2003	2002	2001
Net income (loss) under US GAAP	$485	$(1,653)	$(3,501)
Other comprehensive income:
Derivative financial instruments
- Change on derivative financial instruments	—	(139)	(305)
- Reclassification into earnings	—	348	145
Foreign currency translation	(19)	38	—
Tax benefit (expense)	—	(73)	55

Comprehensive income (loss)	$466	$(1,479)	$(3,606)

	As of December 31,
	2003	2002	2001
Accumulated other comprehensive income (a)	$19	$38	$(136)

(a)	Accumulated other comprehensive income as of December 31, 2003 represents charges related to foreign currency translation adjustments.

l) Valuation and qualifying accounts

Under Rule 12-09 of Regulation S-X of the SEC, the Company is required to file Schedule II “Valuation and qualifying accounts”. This schedule is designed to present an analysis of valuation reserves, such as the allowance for doubtful accounts. Note 17.e to the Argentine GAAP financial statements presents the reserves activity of the Company for the periods presented. The Company considers this information is similar in format and content to that required by the SEC.

m) Disclosure of guarantees

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that upon issuance of a guarantee, a guarantor must disclose and recognize a liability for the fair value of an obligation assumed under a guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods that end after December 15, 2002.

The guarantees issued by the Company as of December 31, 2003, are as follows:

In connection with Telecom Personal’s licenses to render PCS services, Telecom Argentina has granted sureties on promissory notes issued by Telecom Personal to the order of the Department of Communications:

•	for US$22.5 million (with a maturity date of May 7, 2002) as a performance guarantee in accordance with the list of conditions for the PCS service in Areas I and III;

•	together with Telefónica de Argentina S.A., on a promissory note issued by Miniphone S.A. for $15 million (with a maturity date of October 27, 2000) as a performance guarantee in accordance with the list of conditions for the PCS service in Area II; and

•	together with Telefónica de Argentina S.A. on a promissory note issued jointly by Telefónica Comunicaciones Personales S.A. and Telecom Personal S.A. for $30 million (with a maturity date of November 7, 2000), for the PCS service in the Area II.

Telecom Personal has submitted a report to the regulatory agency responsible for PCS service regulation stating that it has complied with its obligations under the licenses and notes, requesting the release of these promissory notes. Telecom Personal currently expects that once this regulatory agency has reviewed its report, the performance guarantees issued to ensure Telecom Personal’s compliance will be released. However, Telecom Personal cannot provide any assurance of this release as the Department of Communications has denied similar requests in the past.

n) Recently issued accounting pronouncements

In January 2003, the FASB released FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46 R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46 R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after December 31, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46 R in 2004 will not have a material impact on its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150 (“SFAS 150”), “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted the provisions of SFAS 150, which did not have an impact on the Company’s financial position or results of operations. The classification and measurement provisions in paragraphs 9, 10 and 22 of SFAS 150 are deferred for an indefinite period for certain mandatorily redeemable non-controlling interests with finite lived subsidiaries. The Company will continue to evaluate the impact of SFAS 150, if any, and any further clarifications that may result from SFAS 150.

The Company currently applies the provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (revised by SAB No. 104), to account for revenue arrangements with multiple deliverables. These arrangements include transactions such as the sale of wireless service with an accompanying handset. In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, which affects revenue arrangements entered into by the Company after January 1, 2004. Issue No. 00-21 requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria and generally requires that arrangement consideration be allocated among the separate units of accounting based on their relative fair values. Revenue recognition is then considered separately for each unit of accounting. The Company is currently assessing the impact of this issue on its financial statements.

17. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a. Fixed assets, net

b. Intangible assets, net

c. Securities and equity investments

d. Current investments

e. Allowances and provisions

f. Cost of services

g. Foreign currency assets and liabilities

h. Expenses

i. Aging of assets and liabilities

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Capitalization and/or reversal of foreign currency exchange differences		Foreign currency translation adjustments	Transfers	Decreases	As of the end of the year
Land	120	—	—		—	(1)	—	119
Building	1,671	4	(1)		—	5	(5)	1,674
Transmission equipment	5,068	10	(34)		11	59	(2)	5,112
Switching equipment	3,847	2	(21)		4	19	(4)	3,847
Power equipment	529	1	—		3	4	(1)	536
External wiring	5,955	—	(17)		—	5	—	5,943
Telephony equipment, instruments and systems for improvement in services	855	1	(1)		7	4	(2)	864
Cellular handsets given to customers at no charge	325	3	—		5	—	(1)	332
Vehicles	111	1	—		—	—	(3)	109
Furniture	107	—	—		—	—	—	107
Installations	503	5	—		1	2	—	511
Computer equipment	2,472	19	(2)		5	17	—	2,511
Work in progress	116	73	—		1	(124)	(3)	63
Materials	55	63	—		1	10	(39)	90

Total as of December 31, 2003	21,734	182	(76	)(a)	38	—	(60)	21,818

Total as of December 31, 2002	20,717	238	897		23	—	(141)	21,734

	Depreciation							Net carrying value as of December 31, 2003		Net carrying value as of December 31, 2002
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount		Decreases and transfers		Accumulated as of the end of the year
Land	—	—	—		—		—	119		120
Building	(609)	4 – 9	(76)		1		(684)	990		1,062
Transmission equipment	(2,665)	10 – 11	(503)		4		(3,164)	1,948		2,403
Switching equipment	(2,315)	10	(373)		2		(2,686)	1,161		1,532
Power equipment	(268)	10 – 20	(52)		—		(320)	216		261
External wiring	(3,252)	7	(323)		2		(3,573)	2,370		2,703
Telephony equipment, instruments and systems for improvement in services	(615)	13 – 18	(68)		—		(683)	181		240
Cellular handsets given to customers at no charge	(316)	50	(12)		—		(328)	4		9
Vehicles	(90)	20 – 40	(12)		3		(99)	10		21
Furniture	(69)	10 – 20	(7)		—		(76)	31		38
Installations	(314)	9 – 33	(44)		—		(358)	153		189
Computer equipment	(1,532)	18 – 33	(314)		—		(1,846)	665		940
Work in progress	—	—	—		—		—	63		116
Materials	—	—	—		—		—	90		55
Total as of December 31, 2003	(12,045)		(1,784	)(c)	12	(b)	(13,817)	8,001	(e)	9,689

Total as of December 31, 2002	(10,104)		(1,983	)(d)	42		(12,045)	9,689

(a)	Includes (24) corresponding to the reversal of gross capitalized foreign currency exchange differences upon repurchase of debt. This amount less related depreciation of $3 forms part of the gain on repurchase of debt (see Note 5.o.).
(b)	Includes 3 corresponding to depreciation related to the reversal of foreign currency exchange differences as explained in (a) above.
(c)	Includes (121) corresponding to the depreciation of capitalized foreign currency exchange differences and (16) corresponding to foreign currency translation adjustments.
(d)	Includes (135) corresponding to the depreciation of capitalized foreign currency exchange differences and (3) corresponding to foreign currency translation adjustments.
(e)	Includes 4 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the year
Software obtained or developed for internal use	423	4	3	—	430
Debt issue costs	79	—	1	—	80
PCS license	662	—	—	—	662
Band B license (Paraguay)	101	—	16	—	117
Rights of use	45	—	—	—	45
Exclusivity agreements	98	—	—	—	98
Website development costs	2	—	—	—	2
Trademarks	8	—	—	—	8

Total as of December 31, 2003	1,418	4	20	—	1,442

Total as of December 31, 2002	1,390	29	1	(2)	1,418

	Amortization
Principal account	Accumulated as of the beginning of the year	Amount		Accumulated as of the end of the year	Net carrying value as of December 31, 2003	Net carrying value as of December 31, 2002
Software obtained or developed for internal use	(215)	(86	)(a)	(301)	129	208
Debt issue costs	(65)	(7	)(b)	(72)	8	14
PCS license	(71)	—		(71)	591	591
Band B license (Paraguay)	(50)	(21	)(c)	(71)	46	51
Rights of use	(17)	(3	)(d)	(20)	25	28
Exclusivity agreements	(48)	(8	)(e)	(56)	42	50
Website development costs	(2)	—		(2)	—	—
Trademarks	(4)	—		(4)	4	4

Total as of December 31, 2003	(472)	(125)		(597)	845	946

Total as of December 31, 2002	(349)	(123	)(f)	(472)	946

a)	An amount of $28 is included in cost of services, $1 in general and administrative expenses and $54 in selling expenses. Also includes $3 corresponding to foreign currency translation adjustments which have been excluded from the income statement.
b)	An amount of $6 is included in financial results, net under interest expense and $1 corresponds to foreign currency translation adjustments which have been excluded from the income statement.
c)	An amount of $14 is included in cost of services and $1 in general and administrative expenses. Also includes $6 corresponding to foreign currency translation adjustments which have been excluded from the income statement.
d)	Included in general and administrative expenses.
e)	Included in selling expenses.
f)	An amount of $39 is included in cost of services; $9 in general and administrative expenses; $63 in selling expenses and $9 in financial results, net. Also includes $3 corresponding to foreign currency translation adjustments which have been excluded from the income statement.

(c) Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value (c)		Number of shares	Net realizable value	Cost value as of December 31, 2003	Book value as of December 31, 2003	Book value as of December 31, 2002
CURRENT INVESTMENTS
Government bonds
“Soberano” Bond		Euro	1	17,714,370	69	62	69	—
Argentina 2004 Bond (a)		US$	1	—	—	—	—	65
Secured 2018 Bond			$1	8,396,159	7	9	7	—
Argentina government bonds		US$	1	—	—	—	—	58
Argentina government bonds			$1	—	—	—	—	63

Total current investments					76	71	76	186

NON-CURRENT INVESTMENTS
Government bonds
Argentina 2004 Bond (a)		US$	1	12,000,000	9	30	35	40
Argentina government bonds			$1	—	—	—	—	8

Total government bonds					9	30	35	48

Equity investments
Intelsat Ltd.	Ordinary	US$	3	260,432		8	8	11
Nahuelsat (b)	Ordinary		$1,000	5,750		13	2	—

Total equity investments						21	10	11

Total non-current investments						51	45	59

(a)	See Note 4.g for details.
(b)	As of December 31, 2002, the Company wrote down this investment to zero since its original cost was considered to be permanently impaired based on available information as of that date. However, as of December 31, 2003, under Argentine GAAP, the Company has written up this investment since management determined that Nahuelsat’s financial situation had improved. This write-up is included in other expenses, net in the statement of income.
(c)	Per share data.

(d) Current investments

	Cost as of December 31, 2003	Book value as of
		December 31, 2003	December 31, 2002
CURRENT INVESTMENTS
Time deposits
In foreign currency	$1,665	$1,665	$639
In Argentine pesos	508	508	518
Mutual funds
In Argentine pesos	192	192	19

Total current investments	$2,365	$2,365	$1,176

NON CURRENT INVESTMENTS
Financial trust “2003 Telecommunications fund”	2	2	—

Total non current investments	$2	$2	$—

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions		As of December 31, 2003
Deducted from current assets
Allowance for doubtful accounts receivables	298	11		—	(197)		112
Allowance for obsolescence	6	—		—	(4)		2
Deducted from non-current assets
Valuation allowance of net deferred tax assets	571	13		—	(137)		447
Allowance for doubtful accounts	2	1		—	—		3

Total deducted from assets	877	25	(a)	—	(338	)(c)	564

Included under current liabilities
Provision for commissions	—	1		—	—		1
Provision for contingencies	9	—		19	(14)		14
Included under non-current liabilities
Provision for contingencies	142	90		(19)	(3)		210

Total included under liabilities	151	91	(b)	—	(17	)(d)	225

Deducted from current assets
Allowance for doubtful accounts receivables	517	189		—	(408)		298
Allowance for obsolescence	4	4		—	(2)		6
Deducted from non-current assets
Valuation allowance of net deferred tax assets	13	565		—	(7)		571
Allowance for doubtful accounts	—	2		—	—		2

Total deducted from assets	534	760	(e)	—	(417	)(g)	877

Included under current liabilities
Provision for contingencies	15	—		9	(15)		9
Included under non-current liabilities
Provision for contingencies	131	101		(9)	(81)		142

Total included under liabilities	146	101	(f)	—	(96	)(h)	151

(a)	An amount of $11 is included in selling expenses, $1 in other expenses, net and $13 in income tax.
(b)	Includes $90 in other expenses, net and $1 in selling expenses.
(c)	Includes $7 corresponding to results on exposure to inflation.
(d)	Includes $1 corresponding to results on exposure to inflation.
(e)	An amount of $189 is included in selling expenses; $565 in income tax and $6 in other expenses, net.
(f)	Included in other expenses, net.
(g)	Includes $332 corresponding to results on exposure to inflation.
(h)	Includes $88 corresponding to results on exposure to inflation.

(f) Cost of services

Years ended December 31,	2003	2002	2001
Inventory balance at the beginning of the year	$18	$52	$190
Plus:
Purchases	38	3	37
Financial results, net	(6)	(3)	—
Cellular handsets given to customers at no charge (a)	(3)	(10)	(33)
Retirements not included in cost of cellular handsets	(9)	(12)	(29)
Cost of services (Note 17.h)	2,618	2,881	3,544
Less:
Inventory balance at the end of the year	(16)	(18)	(52)

COST OF SERVICES	$2,640	$2,893	$3,657

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

(g) Foreign currency assets and liabilities

	As of December 31, 2003				As of December 31, 2002
Items	Amount of foreign currency		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	1	2.930	$4	$—
	G	1,529	0.0005	2	3
Investments
Time deposits	US$	302	2.930	885	343
	EURO	211	3.684	776	296
	G	8,345	0.0005	4	—
Government bonds	US$	—	—	—	123
	EURO	19	3.684	69	—
Accounts receivable
	US$	19	2.930	55	46
	SDR	1	4.354	2	—
	GF	—	—	—	2
	G	134,907	0.0005	66	60
Other receivables
Tax credits	US$	14	2.930	42	—
	G	2,270	0.0005	1	—
Prepaid expenses	G	1,485	0.0005	1	—
Others	US$	—	—	—	7
	G	6,454	0.0005	2	2
Non-current assets
Investments
Government bonds	US$	12	2.930	35	40

Total assets				$1,944	$922

	As of December 31, 2003				As of December 31, 2002
Items	Amount of foreign currency		Current exchange rate	Amount in local currency	Amount in local currency
Current liabilities
Accounts payable
Suppliers	US$	22	2.930	$65	$47
	G	34,977	0.0005	17	16
	SDR	2	4.354	9	26
	EURO	2	3.684	9	2
Advances from customers	G	6,293	0.0005	3	1
Related parties	US$	—	—	—	3
Debt
Notes – Principal	US$	216	2.930	634	768
	EURO	1,161	3.684	4,278	4,639
Banks loans and others – Principal	US$	445	2.930	1,305	1,732
		¥6,506	0.027	178	187
Fixed assets financing – Principal	US$	583	2.930	1,707	2,050
	EURO	39	3.684	143	139
		¥11,656	0.027	319	333
Inventory financing – Principal	US$	142	2.930	417	511
Accrued interest	US$	92	2.930	271	184
	EURO	122	3.684	448	357
		¥585	0.027	16	9
Penalty interest	US$	26	2.930	76	27
	EURO	7	3.684	24	6
		¥143	0.027	4	1
Salaries and social security payable
Vacation, bonuses and social security payable	G	1,914	0.0005	1	—
Taxes payable
VAT	G	1,389	0.0005	1	—
Other liabilities
Others	US$	—	—	—	3
Non-current liabilities
Debt
Banks loans and others – Principal	US$	29	2.930	86	142
Accrued interest	US$	—	—	—	3

Total Liabilities				$10,011	$11,186

(1)	US$ = United States dollars; SDR = Special drawing rights; GF = Golden franc; G= Guaraníes; ¥ = Yen.

(h) Expenses

	Expenses			Year ended December 31, 2003
	Cost of services	General and administrative	Selling
Salaries and social security	$262	90	154	$506
Depreciation of fixed assets	1,501	49	218	1,768
Amortization of intangible assets	42	5	62	109
Taxes	56	2	25	83
Turnover tax	137	—	—	137
Taxes on bank debits and credits	36	—	—	36
Materials and supplies	116	8	40	164
Transportation and freight	6	3	19	28
Energy, water and others	26	5	7	38
Bad debt expense	—	—	11	11
Interconnection costs	136	—	—	136
Cost of international outbound calls	76	—	—	76
Lease of circuits	38	—	—	38
Rental expense	32	5	9	46
Fees for debt restructuring	—	16	—	16
Fees for services	22	18	40	80
Management fees	—	1	1	2
Advertising	—	—	44	44
Commissions	—	13	147	160
Others	132	7	7	146

Total	$2,618	$222	$784	$3,624

	Expenses			Year ended December 31, 2002
	Cost of services	General and administrative	Selling
Salaries and social security	$278	$101	$208	$587
Depreciation of fixed assets	1,614	70	296	1,980
Amortization of intangible assets	39	9	63	111
Taxes	84	2	12	98
Turnover tax	132	—	—	132
Taxes on bank debits and credits	46	—	—	46
Materials and supplies	156	5	27	188
Transportation and freight	19	6	14	39
Energy, water and others	29	6	9	44
Bad debt expense	—	—	189	189
Interconnection costs	141	—	—	141
Cost of international outbound calls	103	—	—	103
Lease of circuits	41	—	—	41
Rental expense	44	12	26	82
Fees for debt restructuring	—	18	—	18
Fees for services	32	24	42	98
Management fees	21	2	—	23
Advertising	—	—	28	28
Commissions	21	6	105	132
Others	81	20	23	124

Total	$2,881	$281	$1,042	$4,204

	Expenses			Year ended December 31, 2001
	Cost of services	General and administrative	Selling
Salaries and social security	$556	$220	$374	$1,150
Depreciation of fixed assets	1,276	71	343	1,690
Amortization of intangible assets	55	6	73	134
Taxes	156	7	26	189
Turnover tax	235	—	—	235
Taxes on bank debits and credits	33	—	—	33
Materials and supplies	288	26	35	349
Transportation and freight	33	26	37	96
Energy, water and others	55	9	22	86
Bad debt expense	—	—	567	567
Interconnection costs	214	—	—	214
Cost of international outbound calls	71	—	—	71
Lease of circuits	69	—	—	69
Rental expense	75	22	22	119
Fees for services	82	80	53	215
Management fees	211	20	—	231
Advertising	—	—	180	180
Commissions	21	4	225	250
Others	114	50	28	192

Total	$3,544	$541	$1.985	$6,070

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	157	—	—		5,676	(a)	—	—	—
Not due
Payable on demand	—	—	—	—		4,315	(a)	—	—	—
First quarter 2004	2,441	410	77	451		—		50	91	23
Second quarter 2004	—	9	15	—		2		11	58	2
Third quarter 2004	—	4	14	—		—		7	2	—
Fourth quarter 2004	—	1	44	—		3		9	—	—
Jan. 2005 thru Dec. 2005	36	—	30	—		3		12	—	1
Jan. 2006 thru Dec. 2006	—	—	6	—		4		9	—	2
Jan. 2007 thru Dec. 2007	—	—	2	—		3		4	—	2
Jan. 2008 thru Dec. 2008	—	—	2	—		64		2	—	2
Jan. 2009 thru Dec. 2009	—	—	60	—		12		1	—	2
Jan. 2010 and thereafter	1	—	93	—		—		2	—	30

Total not due	2,478	424	343	451		4,406		107	151	64

Total as of December 31, 2003	2,478	581	343	451	(b)	10,082		107	151	64

Balances with indexation clauses	—	—	—	5		—		—	—	—
Balances bearing interest	2,476	152	6	3		9,978		—	—	—
Balances not bearing interest	2	429	337	443		104		107	151	64

Total	2,478	581	343	451		10,082		107	151	64

Average annual interest rate (%)	2.18	(c)	—	41.22		(d)		—	—	—

(a)	See Note 12. Includes 119 corresponding to Núcleo.
(b)	There are payables in kind that amounted to 1.
(c)	100 bear 50% over the Banco Nación Argentina notes payable discount rate, and 52 bear 20.82%.
(d)	See note 8.

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	194		—	—		3,689	(e)	—	—	—
Not due
Payable on demand	—	—		—	—		7,446		—	—	—
First quarter 2003	1,362	410		37	391		—		36	71	24
Second quarter 2003	—	4		5	1		—		11	47	1
Third quarter 2003	—	1		8	2		—		7	—	—
Fourth quarter 2003	—	—		14	—		—		7	—	—
Jan. 2004 thru Dec. 2004	40	1		53	—		30		11	—	1
Jan. 2005 thru Dec. 2005	—	—		2	—		21		8	—	3
Jan. 2006 thru Dec. 2006	6	—		1	—		18		7	—	3
Jan. 2007 thru Dec. 2007	—	—		1	—		15		2	—	2
Jan. 2008 thru Dec. 2008	—	—		1	—		61		1	—	2
Jan. 2009 and thereafter	2	—		85	—		—		—	—	18

Total not due	1,410	416		207	394		7,591		90	118	54

Total as of December 31, 2002	1,410	610		207	394	(b)	11,280		90	118	54

Balances with indexation clauses	—	—		31	17		—		—	—	—
Balances bearing interest	1,410	209		—	2		11,246		—	—	—
Balances not bearing interest	—	401		176	375		34		90	118	54

Total	1,410	610		207	394		11,280		90	118	54

Average annual interest rate (%)	6.91		(f)	—	9.43		—		—	—	—

(e)	Includes 113 corresponding to Núcleo.
(f)	154 bear 50% over the Banco Nación Argentina notes payable discount rate, and 55 bear 9.02%.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of March 31, 2004 and December 31, 2003

(In millions of Argentine pesos—see Note 3.c)

	As of March 31, 2004 (Unaudited)	As of December 31, 2003
ASSETS
Current Assets
Cash and banks	$11	$26
Investments	2,767	2,441
Accounts receivable, net	563	581
Other receivables, net	103	119
Inventories, net	22	14
Other assets	5	3

Total current assets	3,471	3,184

Non-Current Assets
Other receivables, net	257	193
Investments	12	47
Fixed assets, net	7,647	8,001
Intangible assets, net	818	845

Total non-current assets	8,734	9,086

TOTAL ASSETS	$12,205	$12,270

LIABILITIES
Current Liabilities
Accounts payable	$421	$451
Debt	9,909	9,996
Salaries and social security payable	63	77
Taxes payable	99	120
Other liabilities	25	25
Contingencies	24	15

Total current liabilities	10,541	10,684

Non-Current Liabilities
Debt	26	86
Salaries and social security payable	33	30
Other liabilities	39	39
Contingencies	219	210

Total non-current liabilities	317	365

TOTAL LIABILITIES	$10,858	$11,049

Minority interest	33	32
Foreign currency translation adjustments	22	21
SHAREHOLDERS’ EQUITY	$1,292	$1,168

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$12,205	$12,270

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income for the three-month periods ended

March 31, 2004 and 2003

(In millions of Argentine pesos, except per share data in Argentine pesos—see Note 3.c)

	For the three-month periods ended
	March 31, 2004	March 31, 2003
Net sales	$1,017	$851
Cost of services	(681)	(637)

Gross profit	336	214
General and administrative expenses	(55)	(64)
Selling expenses	(216)	(174)

Operating income (loss)	65	(24)
Financial results, net	95	961
Other expenses, net	(31)	(23)

Net income before income tax and minority interest	129	914
Income tax (expense) benefit, net	(4)	1
Minority interest	(1)	(8)

Net income	$124	$907

Net income per share	0.13	0.92

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2004 and 2003

(In millions of Argentine pesos—see Note 3.c)

	Shareholders’ contributions			Unappropriated results			Total Shareholder’s equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Retained earnings/ Accumulated deficit	Total
Balances as of January 1, 2003	$984	3,044	4,028	277	(3,488)	(3,211)	817
Net income	—	—	—	—	907	907	907

Balances as of March 31, 2003	984	3,044	4,028	277	(2,581)	(2,304)	1,724

Balances as of January 1, 2004	$984	3,044	4,028	277	(3,137)	(2,860)	$1,168
Net income	—	—	—	—	124	124	124

Balances as of March 31, 2004	$984	3,044	4,028	277	(3,013)	(2,736)	$1,292

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows for the three-month periods ended

March 31, 2004 and 2003

(In millions of Argentine pesos—see Note 3.c)

	For the three-month periods ended
	March 31, 2004	March 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$124	$907
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowance for doubtful accounts and other receivables	1	7
Depreciation of fixed assets	403	449
Amortization of intangible assets	26	28
Consumption of materials	14	7
Fixed assets disposal	1	3
Provision for contingencies	17	13
Interest and other financial results	(145)	(1,060)
Minority interest	1	8
Income tax benefit, net	4	(1)
Net decrease (increase) in assets	(22)	(114)
Net increase (decrease) in liabilities	(43)	87

Total cash flows provided by operating activities	381	334

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(86)	(17)
Intangible asset acquisitions	—	(2)
(Increase) decrease in investments not considered as cash and cash equivalents	5	34

Total cash flows used in investing activities	(81)	15

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of debt	—	(1)
Payment of interest and debt-related expenses	(5)	(6)

Total cash flows used in financing activities	(5)	(7)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	295	342
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	2,216	1,314

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$2,511	$1,656

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

1. The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” and together with its subsidiaries, the “Company”) was created by a decree of the Argentine government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of the change in the controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Company provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how. See Note 7 for an update of the management agreement.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Telecom Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

2. Regulatory framework (continued)

The CNC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of March 31, 2004

As of March 31, 2004, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of March 31, 2004, the Company’s subsidiaries have been granted the following licenses:

•	Telecom Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Telecom Personal owns licenses to provide mobile cellular radiocommunication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

2. Regulatory framework (continued)

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the non-performance of material obligations;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•	the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities; and

•	the Company’s bankruptcy.

Telecom Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

•	the liquidation or dissolution of Personal, without previous authorization of the CNC.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

(c) Renegotiation of agreements with the Argentine government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“CPI”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

2. Regulatory framework (continued)

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The end of the relation $1 = US$1 (“pesification” of tariffs);

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 = US$1; and

•	The renegotiation of the conditions of the contracts entered into by privatized companies with the Argentine government.

The Argentine government is entitled to renegotiate the agreements based on the following criteria:

•	The impact of the rates on the economy and its effect on people’s income;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the companies.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the government and future and on-going investments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies are not entitled to modify, directly or indirectly, the prices and tariffs while the renegotiation talks with the companies are in progress. In August 2003, the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03, which nullify Resolution No. 38/02.

Furthermore, Decree No. 311/03 created a special unit within the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investments and Services, pursuant to which all contracts entered into by the Argentine government with the privatized companies are to be analyzed and further renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was further extended through December 31, 2004. Congress will receive the renegotiation proposals from the Executive Power and will have a period of 60 days to approve or reject them. The proposals will be deemed approved if Congress neither approves nor rejects the proposals within this time-frame. In the event Congress rejects the proposals, the Executive Power will have to reinitiate the renegotiation of the respective contracts under discussion.

On April 24, 2003, Telecom Italia filed a notice with the relevant Argentine authorities for the formal commencement of proceedings to resolve the dispute with the Argentine State, pursuant to the “Bilateral

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

2. Regulatory framework (continued)

Agreement between Italy and Argentina Concerning the Promotion and Protection of Investments”. The proceedings are aimed at receiving compensation for the damages deriving from the enactment, on the part of the Argentine government, of measures considered to be detrimental to the investment made in the Company. The filing of the notice started a six–month period in which the parties shall attempt to effect an amicable settlement. If no decision is reached during this period, Telecom Italia will have the right to start specific arbitration proceedings.

Also, FCR filed notices with the relevant Argentine authorities under the terms and conditions of bilateral agreements between Argentina and France concerning the protection of investments. FCR may, in its sole discretion, initiate actions against the Argentine government.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation of the agreements with the Argentine government, including but not limited to, the renegotiation of tariffs.

3. Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

In March 2004, the CNV adopted Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT 21”), which codifies and amends Technical Resolutions No. 4 and 5 and introduces certain technical corrections to other standards. RT 21 should be applied in the preparation and presentation of consolidated financial statements for a group of enterprises under the control of a parent and also in accounting for investments in subsidiaries in a parent’s separate financial statements. It prescribes which entities are required to present consolidated financial statements, which entities should be included in such statements, the consolidation procedures to be followed, as well as disclosure requirements. This standard will be effective for the Company in the fiscal year beginning January 1, 2005. Management believes that the information presented in these consolidated financial statements does not materially differ from that prescribed by RT 21.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

3. Preparation of financial statements (continued)

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 15 for a description of certain condensed unconsolidated information).

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights as of March 31, 2004 (i)
Telecom Personal	99.99%
Nucleo	67.50%
Publicom S.A. (“Publicom”)	99.99%
Telecom Argentina USA	100.00%
Micro Sistemas (ii)	99.99%
Cable Insignia (iii)	75.00%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Not operating at March 31, 2004.
(iii)	In process of liquidation.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the new inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

3. Preparation of financial statements (continued)

provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine government issued a decree, instructing the CNV to issue the necessary regulations for the acceptance of financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine government repealed the provisions of the previous decree related to the inflation adjustment and instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA issued Resolution MD No. 41/03 which also provided for discontinuing inflation accounting as of September 30, 2003. Accordingly, since Argentine GAAP requires companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution mentioned in the preceding paragraph represents a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which include restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	12,079	12,205	(126)
Total liabilities	10,858	10,858	—
Shareholders’ equity	1,166	1,292	(126)

Net income	130	124	6

(d) Interim financial information

The accompanying March 31, 2004 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements.

(e)	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

3. Preparation of financial statements (continued)

and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying consolidated financial statements were prepared assuming: a) a favorable result of the renegotiation of Telecom Argentina’s tariffs mentioned in Note 2.c); and b) the successful outcome of the financial restructuring described in Note 12. The actual results could differ from those estimates. Therefore, the accompanying consolidated financial statements do not include any potential adjustments or classifications to the recorded amounts of assets or liabilities that might result from the adverse outcome of these uncertainties.

(f) Statement of cash flows

For the purpose of Cash flows the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(g) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines (prepaid lines were not included) were 3,380,026 (unaudited) at March 31, 2004 and 3,266,389 (unaudited) at March 31, 2003 and wireless customer lines (prepaid lines were not included) were 552,640 (unaudited) at March 31, 2004 and 426,687 (unaudited) at March 31, 2003.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(h) Earnings/Dividends per share

The Company computes net income (loss) per common share and dividends per share by dividing net income (loss) for the period by the number of common shares outstanding.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation it its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

(b) Revenue recognition

The Company’s principal sources of revenues are:

Voice, data and Internet services segment

•	Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Company’s network. Revenue is recognized as services are provided.

•	International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

•	Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Wireless telecommunication services segment

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets and accessories to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

the Company’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the three-month periods ended March 31, 2004 and 2003, net foreign currency transaction gains or losses were a gain of $262 and $1,116, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA issued Resolution CD No. 87/03, which suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

As further discussed in Note 12.f., as of March 31, 2004 and December 31, 2003, the Company recognized the outstanding foreign-currency denominated liabilities existing as of January 6, 2002, and governed by foreign law, at their respective original foreign currencies, translated at period/year-end exchange rates.

(d) Cash and banks

Cash and banks are stated at nominal value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at period end.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statement of income.

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation. Due to the current economic situation and the deterioration of the public sector finances, there has been a significant impairment in the value of these securities. As such, the Company recognized other-than-temporary losses on these investments to carry them at fair value.

The Company has certain equity interests in unconsolidated companies, representing 0.15% and 5.75% of the capital stock in such companies as of March 31, 2004. These investments have been accounted for at the lower of cost or equity value.

Management is not aware of any event or circumstances since the date of such companies’ financial statements that would modify or significantly affect their financial position or results of operations.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Company decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Company’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i) Other assets

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost adjusted for inflation (See Note 3.c.), and deferred until the related directories are published.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Estimated useful life (years)
Asset
Buildings	11-25
Transmission equipment	9-10
Switching equipment	10
Power equipment	5-10
External wiring	14
Telephony equipment, instrument and systems for improvement in services	6-8
Installations	3-11
Computer equipment	3-6

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 4.73% of such assets. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $nil and $3 for the three-month periods ended March 31, 2004 and 2003, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net capitalized costs were $536 as of March 31, 2004 and $566 as of December 31, 2003.

Leases classified as capital leases are recognized as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property at the inception of the lease or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between imputed finance charge and the reduction of the outstanding liability. The Company has no capital leases as of March 31, 2004.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

The Company is subject to asset retirement obligations associated with its cell and switch sites operating leases. Accordingly, the Company records a liability for an asset retirement obligation. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the three-month periods ended March 31, 2004 and 2003 were not significant. These costs are being amortized on a straight-line basis over a period of 5 years.

•	Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances.

•	PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Periodic impairment testing of these assets is now required. The Company identified spectrum licenses as indefinite life intangibles. Concurrent with adoption of RT 17, and again in December 2002, the Company evaluated for impairment its indefinite life intangibles in accordance with the standard’s guidance and determined that these assets were not impaired.

•	Band B license

The Company’s Band B license is amortized under the straight-line method over 10 years.

•	Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

•	Trademarks

Trademarks are amortized under the straight-line method over 15 years.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

(l) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In these estimates, the Company has assumed that it will be able to implement a modification of the current level of Telecom Argentina’s tariffs which would enable the Company to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

(n) Taxes payable

•	Income taxes

The Company did not either calculate or pay income taxes on a consolidated basis for any of the periods presented. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate was 35% for all the periods presented.

•	Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of each year. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

The Company has estimated the existence of income tax losses for the year ended December 31, 2003. The Company has determined an additional proportional charge for the three-month period ended March 31, 2004 for the tax on minimum presumed income of $8, which, together with the previous years charges, were deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

•	Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes.

Average rates were 3.64% for the three-month periods ended March 31, 2004 and 2003.

(o) Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of March 31, 2004 and 2003.

(p) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

(q) Derivatives

In compliance with the controls and procedures associated with financial risk management, during the period where the peso was pegged to the US dollar, the Company used certain derivative financial instruments such as interest rate and currency swaps in order to reduce risks associated with changes in interest rates and foreign exchange rates relating to borrowings in foreign currencies other than dollars. These instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

4. Summary of significant accounting policies (continued)

Effective January 1, 2002, the Company adopted RT 20, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value. Changes in the fair value of effective cash flow hedges are deferred as a separate component of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability.

Beginning in 2002, and due to the economic environment and change in rules under which the Company operates, principally the “pesification” of tariffs, the Company terminated all derivative agreements in the second quarter of fiscal year 2002. The Company does not have any derivative instruments as of March 31, 2004.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of March 31, 2004	As of December 31, 2003
Cash	$3	$3
Banks	8	23

	$11	$26

(b) Investments

Investments consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Time deposits (i)	$2,665	$2,173
Mutual funds	77	192
Government bonds	25	76

	$2,767	$2,441

Non current
Equity investments	$10	$10
Government bonds	—	35
Financial trust	2	2

	$12	$47

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

5. Breakdown of the main accounts (continued)

(i)	Includes an amount of $843, which has been segregated by the Company for purposes of satisfying debt obligations and an amount of $24 from an escrow account, which has been segregated by the subsidiary Nucleo for purposes of satisfying debt obligations.

(c) Accounts receivable

Accounts receivable consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Voice, data and Internet	$379	$386
Wireless (i)	268	272
Directories publishing	24	35

Subtotal	671	693
Allowance for doubtful accounts	(108)	(112)

	$563	$581

(i)	Includes $189 as of March 31, 2004 and $196 as of December 31, 2003 corresponding to wireless receivables in the Argentine Republic and $79 as of March 31, 2004 and $76 as of December 31, 2003 corresponding to wireless abroad as of those dates.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

5. Breakdown of the main accounts (continued)

(d) Other receivables

Other receivables consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Tax credits	$33	$67
Prepaid expenses	32	17
Advances to employees	4	5
Other	34	30

	$103	$119

Non current
Net deferred tax assets	$420	$467
Less:
Valuation allowance	(404)	(447)
Deferred tax assets, net of allowance (i)	16	20
Credit on minimum presumed income tax (ii)	162	151
Other tax credits	64	6
Prepaid expenses	8	7
Other	12	12

Subtotal	262	196
Allowance for doubtful accounts	(5)	(3)

	$257	$193

(i)	In both periods, the net credits correspond to Publicom and Nucleo.
(ii)	Considering current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of March 31, 2004	As of December 31, 2003
Wireless handsets and equipment	$24	$16
Allowance for obsolescence	(2)	(2)

	$22	$14

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

5. Breakdown of the main accounts (continued)

(f) Other assets

Other assets consist of the following:

	As of March 31, 2004	As of December 31, 2003
Deferred printing cost	$1	$1
Raw materials	4	2

	$5	$3

(g) Accounts payable

Accounts payable consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Suppliers	$385	$419
Deferred revenues	33	30
Related parties (Note 7)	3	2

	$421	$451

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Vacation, bonuses and social security payable.	$44	$55
Special termination benefits	14	17
Other	5	5

	$63	$77

Non current
Special termination benefits	$25	$22
Other	8	8

	$33	$30

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

5. Breakdown of the main accounts (continued)

(i) Taxes payable

Taxes payable consist of the following:

	As of March 31, 2004	As of December 31, 2003
Tax on minimum presumed income, net	$19	$27
VAT, net	30	44
Turnover tax	30	30
Other	20	19

	$99	$120

(j) Other liabilities

Other liabilities consist of the following:

	As of March 31, 2004	As of December 31, 2003
Current
Contributions to government programs	$13	$13
Other	12	12

	$25	$25

Non current
Retirement benefits	$8	$8
Lease of international capacity	12	11
Asset retirement obligations	10	10
Other	9	10

	$39	$39

(k) Net sales

Net sales consist of the following:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Voice	$558	$515
Data and Internet	97	97

Subtotal	655	612
Wireless	360	237
Directories publishing	2	2

	$1,017	$851

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

5. Breakdown of the main accounts (continued)

(l) Financial results, net

Financial results, net consist of the following:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Generated by assets
Interest income	$21	$34
Foreign currency exchange gain/(loss)	(71)	(155)
Losses on exposure to inflation	—	(11)
Other	2	(9)

Total generated by assets	$(48)	$(141)

Generated by liabilities
Interest expense	$(171)	$(176)
Capitalized interest	—	3
Foreign currency exchange gain (loss)	333	1,271
Gain on exposure to inflation	—	4
Other	(19)	—

Total generated by liabilities	$143	$1,102

Total financial results	$95	$961

(m) Other expenses, net

Other expenses, net consist of the following:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Termination benefits	$(15)	$(9)
Provision for contingencies	(17)	(13)
Other, net	1	(1)

	$(31)	$(23)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

6. Supplementary cash flow information

The cash flow statement has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows:

	As of March 31,				As of December 31,
	2004		2003		2003	2002
Cash and banks	$11		$114		$26	$53
Current investments	2,767		1,635		2,441	1,362

Total as per balance sheet	$2,778		$1,749		$2,467	$1,415
Less:
Items not considered cash and cash equivalents
- “Currency-like bonds” (i)	—		(38)		—	(36)
- Time deposits with maturities of more than three months (ii)	(242)		—		(193)	—
- Government bonds	(25	) (iii)	(55	) (iii)	(58)	(65	) (iii)

Total cash and cash equivalents as shown in the statement of cash flows	$2,511		$1,656		$2,216	$1,314

(i)	Corresponds to national and provincial government bonds restricted as to their use for paying commercial and tax obligations in the respective jurisdictions of issuance.
(ii)	Includes $24 related to Nucleo’s escrow account. See Note 5.b for details.
(iii)	Corresponds to the current portion of held-to-maturity investments.

Changes in assets/liabilities components (including the effects of inflation on monetary accounts):

	Three-month periods ended March 31,
	2004	2003
Decrease (increase) in assets
Investments not considered as cash or cash equivalents	$(1)	$11
Trade accounts receivable	19	(120)
Other receivables	(29)	(11)
Inventories	(9)	6
Other assets	(2)	—

	$(22)	$(114)

Increase (decrease) in liabilities
Accounts payable	$(4)	$(3)
Compensation and social benefits payable	(11)	(10)
Taxes payable	(29)	107
Other liabilities	—	(4)
Contingencies	1	(3)

	$(43)	$87

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

6. Supplementary cash flow information (continued)

Income tax paid during the three-month periods ended March 31, 2004 and 2003, amounted to $nil. Interest paid during the three-month periods ended March 31, 2004 and 2003, amounted to $5 and $6, respectively.

•	Non-cash investing and financing activities:

	Three-month periods ended March 31,
	2004	2003
Acquisition of fixed assets through incurrence of accounts payable	$19	$1
Capitalized interest on fixed assets	—	3
Wireless handsets lent to customers at no cost (i)	1	—
Collection of receivables with government bonds	—	169
Government bonds exchanged for tax certificates	(18)	—
Payment of taxes with government bonds	—	(87)
Payment of accounts payable with government bonds	—	(43)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Three-month periods ended March 31,
	2004	2003
Government bonds	$52	$34
Time deposits with maturities of more than three months	(47)	—

Total cash flows from investments not considered as cash equivalents	$5	$34

Financing activities components:

	Three-month periods ended March 31,
	2004	2003
Payment of bank loans	$—	$(1)
Payment of interest on bank loans	(5)	(6)

Total financing activities components	$(5)	$(7)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

7. Related party transactions

(a) Controlling group

As of March 31, 2004, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and France Telecom Group.

On September 9, 2003, Nortel was notified of the agreement entered into by France Telecom Group and W de Argentina – Inversiones S.L., pursuant to which France Telecom Group sold its stake in Nortel to W de Argentina – Inversiones S.L.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the Company was informed that the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. for a total purchase price of US$125 million. The put option will be exercisable from January 31, 2008 through December 31, 2013. As of March 31, 2004, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock. In addition, W de Argentina – Inversiones S.L. granted a purchase option of its interest in Sofora to the Telecom Italia Group for US$60 million. This option will be exercisable from December 31, 2008 through December 31, 2013. Since December 19, 2003, the Telecom Italia Group is the exclusive operator of the Company, as explained in c) below.

(b) Balances and transactions with related parties

The Company has had transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of March 31, 2004	As of December 31, 2003
Accounts payable:
Telecom Italia S.p.A. Argentine branch (a)	$1	$—
Sofrecom Argentina S.A. (b)	1	—
Nahuelsat (c)	1	—
Pirelli Cables S.A.I.C. (a)	—	1
Teco Soft Argentina S.A. (a)	—	1

	$3	$2

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

7. Related party transactions (continued)

		Three-month periods ended
	Transaction description	March 31, 2004	March 31, 2003
Services received:
Nahuelsat (c)	Rental expenses	$2	$2
Intelsat Ltd. (c)	Rental expenses	1	1
Latin American Nautilus (d)	Lease of circuits	—	2
Multibrand (d)	Advertising	—	1
Telecom Italia S.p.A. Argentine branch (a)	Management fees	1	1
Teco Soft Argentina S.A. (a)	Fees for services	2	3
Sofrecom Argentina S.A. (b)	Fees for services	5	2
Tel3 S.A. (b)	Fees for services	2	1

Total operating costs		$13	$13

	Three-month periods ended
	March 31, 2004	March 31, 2003
Purchases of fixed assets/intangible assets:
Telesoft S.p.A. Argentine branch (c)	$—	$1

Total fixed assets and intangible assets	$—	$1

(a)	Such companies form part of Telecom Italia Group.
(b)	Such companies form part of France Telecom Group.
(c)	The Company has between 0.15% and 5.75% of the capital stock in such companies.
(d)	The Company had between 10% and 25% of the capital stock in such companies.

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties.

As of March 31, 2004, Telecom Argentina had loans outstanding to three officers of Telecom Argentina, totaling $0.4, that corresponded to loans granted pursuant to retention plans. The annual interest rate for these loans is 6%.

(c) Management agreement

On the Transfer Date, Telecom Argentina and the Operators entered into a management agreement (the “Management Agreement”) under which the Operators undertook the management and operation of the Company and facilitated their expertise and technical assistance. The Management Agreement initially expired in October 1999, but was renewable automatically while the Company continued rendering services on an exclusive basis.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

7. Related party transactions (continued)

In August 1999, the parties entered into an amended agreement (the “Amended Agreement”), with substantially similar terms and conditions, pursuant to which the Management Agreement was extended through October 9, 2004. The Amended Agreement is renewable for an additional 5-year period upon written agreement of the parties.

The management fee payable by Telecom Argentina is based on 3% of net sales. In October 2001, due to the economic situation prevailing in Argentina, the Operators agreed to reduce the fee to 1.25% without affecting any of their obligations under the agreement. Telecom Argentina paid this reduced fee from October 1, 2001 through March 31, 2002. In 2002, and due to the impact of the crisis on the Company’s financial position and results of operations, Telecom Argentina and the Operators agreed to suspend temporarily the provisions of Article II of the Management Agreement (which includes the provisions relating to the payment of the management fee) from April 1, 2002 through December 31, 2002, except for the provision of qualified management personnel, as necessary. Furthermore, the Operators notified the Company that they would continue rendering management services as required by the Company on an as-needed basis, being reimbursed only for certain costs and travel expenses. Subsequently, Telecom Argentina and the Operators agreed to suspend the Article II provisions until its expiration date in October 2004, except for the provision of qualified management personnel.

As a result of the change in the controlling group mentioned in (a) above, the Department of Communications issued Resolution No. 111/03 authorizing the Telecom Italia Group to remain as the exclusive operator of Telecom Argentina. Consequently, on December 19, 2003, the Company and FCR terminated their relationship under the Management Agreement. However, the Management Agreement continues to be effective and binding without modifications between Telecom Argentina and Telecom Italia.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

8. Debt

Short-term and long-term debt comprises the following:

	As of March 31, 2004	As of December 31, 2003
Short-term debt:
• Principal:
Notes	$4,703	$4,912
Bank loans	1,686	1,638
Fixed assets financing	2,123	2,169
Inventory financing	416	426

Subtotal	8,928	9,145
• Accrued interest	854	747
• Penalty interest	127	104

Total short-term debt	$9,909	$9,996

Long-term debt:
• Principal:
Bank loans	$26	$86

Total long-term debt	26	86

Total debt	$9,935	$10,082

(a) Short-term and Medium-term Notes Programs:

The Company has issued various series of notes under its short-term and medium-term global programs. The Programs were approved by shareholders’ general meetings which in turn authorized the Board of Directors to determine the terms and conditions, including amount, price, interest rate and currency. The Global Programs and the notes issued thereunder were ranked by Argentine ratings agencies.

The terms and conditions of the various series of notes contained customary affirmative and negative covenants, including, but not limited to, creation of liens on assets and/or revenues of the Company, mergers and others.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

8. Debt (continued)

The detail of the outstanding series under the programs as of March 31, 2004 is as follows:

Global program	Date of issue	Nominal value (in millions)	Term, in years	Maturity date	Annual interest rate (i)	Book value at March 31, 2004	Market value at March 31, 2004
Program B:
Series C	11.15.95	US$ 200	7	11.15.02	12.00	333	285
Series E (a)	5.5.97	US$ 100	8	5.5.05	4.35	286	243
Series F (c)	5.30.97	Euro 207	10	5.30.07	8.87	667	567
Series H (b) (c)	3.18.98	Euro 207	10	3.18.08	3.55	661	551
Series I	4.8.99	Euro 200	5	4.8.04	8.37	656	558
Series K	7.1.99	Euro 250	3	7.1.02	7.25	723	613
Program D:
Series 1	4.7.00	Euro 250	3	4.7.03	7.62	794	675
Series 2	7.2.01	Euro 190	3	7.2.04	9.50	583	496

Principal						4,703	3,988

Accrued interest						589
Penalty interest						40

						5,332

(i)	Percentages have been rounded.
(a)	Accrue interest at 6-month LIBOR plus 3.125%. At March 31, 2004, LIBOR was 1.16%.
(b)	Accrue interest at 6-month LIBOR plus 1.5%.
(c)	Originally issued in Italian Lira.

•	Global Program B:

The Company has six series of bonds outstanding under the Global Program B, which expired on August 10, 1999. As of March 31, 2004, an amount of $3,754 is outstanding under the program. The net proceeds of the notes were used to refinance debt and meet working capital needs.

•	Global Programs C and D

The Company was authorized to create a short-term note program and a medium-term note program, C and D, respectively, for the issuance and re-issuance of unsecured non-convertible notes for up to US$ 200 million and US$ 1,500 million, respectively. As of March 31, 2004, two series (1 and 2) are outstanding under the Global Program D for an aggregate amount of $1,578. The net proceeds of the notes were used to refinance debt and meet working capital needs.

(b) Debt restructuring

In December 2002, Telecom Personal entered into an amended agreement pursuant to which the outstanding debt was restructured. Accordingly, Telecom Personal issued the BofA Promissory Notes and the Holders Promissory Note for an aggregate amount of US$54 million. Under Argentine GAAP, the balances of this new debt were classified as non-current liabilities and discounted to its present value.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

8. Debt (continued)

As more fully described in Note 12.b, the Company completed a cash tender offer for a portion of the Company’s debt. Telecom Personal completed the tender offer for the early redemption of 100% of the BofA Promissory Notes and 8% of the Holders Promissory Note, pursuant to which approximately US$ 28 million and US$ 2 million, respectively, were redeemed. After the grace period, in March 2004, the first interest installment of the Bofa Promissory Notes for an amount of US$0.2 million was not paid at maturity. The Company received a notice of acceleration due to the failure to pay.

As a consequence of this notice, the Company reclassified the balances to current liabilities, recording an additional loss of $20, included in the statement of income in Financial results, net.

(c) Bank loans

These include term loans payable to various banks, bearing an annual weighted average rate of 4.47%, due at various dates through April 2009.

(d) Fixed assets financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 4.29%, due at various dates through May 2016. The most significant are:

Mediocredito Centrale:

Prior to the privatization of Entel, the Argentine government was granted a credit line from the Instituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”) for an aggregate amount of Euro 103 million, the proceeds of which were to be used to finance the digitalization of the telephone network in Argentina. Subsequently, under this credit line, the Argentine government ceded to the Company the rights to an Euro 50-million loan payable semi-annually in 30 equal consecutive installments and bearing interest at a rate of 1.75% per year.

The Argentine government remains the debtor to the Mediocredito Centrale, however, the Company assumed the obligation to service the debt according to the terms and conditions of the agreement. In the event the Company fails to pay the corresponding installments, and the Argentine government settles the obligations, the Company’s debt towards the government may be offset by the corresponding receivables for services rendered to certain governmental agencies. As of March 31, 2004, an amount of approximately $141 (principal plus accrued interest) or Euro 40 million is outstanding under the agreement.

Japan Bank for International Cooperation:

On June 29, 1998, the Company entered into a credit line agreement with the Japan Bank for International Cooperation (“JBIC”) for up to Japanese yen 12,000 million loan due June 15, 2010. The Company used Japanese yen 11,652 million under this credit line. As of March 31, 2004, an amount of approximately $333 (principal plus accrued interest) is outstanding under the agreement.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

8. Debt (continued)

(e) Inventory financing

These include term loans payable to various banks and other financial institutions, bearing an annual weighted average rate of 3.85%.

9. Shareholders’ equity

(a) Common stock

At March 31, 2004, the Company has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,323,992 shares of $1 par value Class B Common Stock and 46,022,687 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (“BCBA”) and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. Nortel owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, a decree of the Argentine government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares, of which 52,415,411 were converted. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

9. Shareholders’ equity (continued)

In September 2002, the Trustor requested the Company to take all necessary actions in order to effect the conversion to Class B shares of up to 15,000,000 Class C shares out of the 45,932,738 shares held in the Trust, which had been released from the injunction. Subsequently, the Trustor informed the Company that unrestricted Class C shares amounted to 10,334,176, of which 8,361,012 are still held in the Trust.

The Company requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed the Company that a judicial resolution in favor of the total conversion had not been granted. The Company has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could affect the price of the Class B shares. In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP.

(d) “Rueda Reducida” trading

As a result of the default situation described in Note 12, the BCBA decided to transfer the trading of the Company’s notes to the so-called “Rueda Reducida” status, a special trading status of the BCBA for companies experiencing certain adverse financial conditions. In addition, since the Company’s accumulated losses have absorbed its reserves and at least 50% of the Company’s share capital, the BCBA has also decided to transfer the trading of the Company’s common stock to the Rueda Reducida status.

(e) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting.

However, due to the current economic environment, the requirements of section 206 and paragraph 5 of section 94 were suspended temporarily until December 10, 2004. Since the Company reported a loss for the year ended December 31, 2002, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualifies for mandatory reduction of capital, although its application is temporarily suspended.

As of December 31, 2003, and considering the decree that suspended temporarily these sections, the Company’s Board of Directors’ decided to follow the situation and take actions if necessary. The Shareholders’ Meeting held on April 29, 2004 was also notified.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

10. Income tax

No income tax provision has been recorded for any period presented as the Company has experienced net operating losses for income tax purposes.

Income tax (expense) benefit for the three-month periods ended March 31, 2004 and 2003 consists of the following:

	Three-month periods ended March 31,
	2004	2003
Current tax expense	$—	$—
Deferred tax (expense) benefit	(4)	1

Income tax (expense) benefit	$(4)	$1

The Company accounts for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of March 31, 2004	As of December 31, 2003
Deferred tax assets:
• Tax loss carryforwards	$1,660	$1,778
• Allowance for doubtful accounts	88	90
• Provision for contingencies	83	81
• Foreign exchange gains and losses	208	241
• Other	78	64

Total deferred tax assets	$2,117	$2,254

Deferred tax liabilities:
• Fixed assets	89	80
• Inflation adjustment (i)	1,353	1,428
• Foreign currency gains/losses (ii)	243	279
• Other	12	—

Total deferred tax liabilities	$1,697	$1,787

• Valuation allowance	404	447

Net deferred income tax assets	$16	$20

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes
(ii)	Mainly relate to capitalized interest and foreign currency exchange gains and losses in fixed assets

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

10. Income tax (continued)

Income tax (expense) benefit for the three-month periods ended March 31, 2004 and 2003 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(45)	$(320)
Permanent differences:
Non taxable items	(2)	5
Inflation adjustment of permanent differences	—	(1)
Change in valuation allowance	43	317

Income tax (expense) benefit	$(4)	$1

As of March 31, 2004, the Company had accumulated operating tax loss carryforwards of approximately $1,660. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Telecom Argentina	Publicom	Telecom Personal	Total consolidated
2007	1,377	2	275	1,654
2008	—	3	—	3
2009	—	1	2	3

Total	1,377	6	277	1,660

Decree No. 2,568/02 of the Argentine government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Company and its tax advisors had interpreted the Decree to require the entire amount($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a significant portion of its net deferred tax assets that a valuation allowance has been provided. The Company will continue to monitor the need for a change in the valuation allowance that has been provided.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

10. Income tax (continued)

(a)	Impact of Resolution MD No. 11/03 of the CPCECABA

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

In one approach, the FACPCE, in line with IAS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets and liabilities reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company has treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

However, in April 2003, the CPCECABA issued Resolution MD No. 11/2003, which was intended to clarify certain concepts in connection with the accounting treatment of deferred tax assets and liabilities when companies prepare price-level restated financial statements. The CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be permanent differences rather than being considered temporary.

In the opinion of management, this alternative approach departs from the liability method prescribed by RT 17. In order to comply with applicable rules and regulations, in May 2003, the Company consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

Based on the foregoing, the Company has decided to continue treating the differences between the tax basis and price-level restated amounts of non-monetary assets and liabilities as temporary. Further, and considering that the Company has provided for a substantial portion of its net deferred tax assets, the CPCECABA resolution, if applied to the Company’s financial statements as of March 31, 2004, would not have a significant impact on the Company’s financial position and results of operations. Rather, the application of the resolution would have an effect on the disclosed amounts of net deferred tax assets and the components of the income tax expense for the three-month period ended March 31, 2004, as follows:

Effect on net deferred tax assets:

	Net deferred tax assets	Valuation allowance	Net of valuation allowance
Balances as per books	$420	$(404)	$16
Plus (less):
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	1,353	—	1,353
Increase in valuation allowance	—	(1,353)	(1,353)

Balances as adjusted	$1,773	$(1,757)	$16

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

10. Income tax (continued)

Effect on income tax:

(Loss)/ Gain	Balances as per books	Adjustments	Balances as adjusted
Deferred income tax	$(122)	$—	$(122)
Tax effect of inflation adjustment on fixed assets, intangible assets and other assets	75	(75)	—

Subtotal	(47)	(75)	(122)
Decrease in valuation allowance	43	75	118

Income tax	$(4)	$—	$(4)

In the event the Company decreases the level of the valuation allowance provided, the application of the resolution would have a material effect on the Company’s financial position and results of operations.

11. Commitments and contingencies

(a)	Purchase commitments

The Company has entered into various purchase commitments aggregating approximately $131 as of March 31, 2004, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(b)	Investment commitments

In August 2003, Telecom Argentina has been notified by the Department of Communications of a proposal for the creation of a $70-million financial trust (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

•	Creating alternative mechanisms for financing;

•	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

•	Developing and consolidating the 2003 Telecommunications Fund; and

•	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual enterpreneurs within the sector, and harmonizing their interests with those of the State.

In November 2003, the Company has contributed $1.5 at the inception of the Fund. The Company also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Company completed its financial restructuring successfully. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers – for an estimated amount of $10—which would facilitate their access to financing.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

11. Commitments and contingencies (continued)

(c)	Contingencies

The Company is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Company has established reserves for an aggregate amount of $243 to cover potential losses under these claims.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

Following is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of March 31, 2004, labor lawsuits in this connection amounted to $16.

Other claims

In November 1995, Telecom Argentina, Telefonica de Argentina (“Telefonica”), Telintar and the Argentine government were served notice of a legal action brought by a consumer group called “Consumidores Libres Cooperativa Limitada de Provision de Servicios Comunitarios” (“Consumidores”). The purpose of the action sought to declare null and void all regulations and rate agreements in force since the Transfer Agreement, the effect being to have the fixed telephone rates charged by licensees reduced, the amounts supposedly collected in excess refunded to customers and the licensees’ rate of return on the Company’s fixed assets, as determined by Decree No. 2,585/91, limited to an annual 16%. The Court of Appeals has rejected some claims but deferred decisions on others until final judgement is made.

In October 2001, the Court of Appeals awarded the plaintiffs an injunction ordering the Argentine government, Telefonica and Telecom Argentina to refrain from applying any indexing provisions to the tariffs pending final resolution in the case. Accordingly, Telecom Argentina was not able to adjust tariffs by the application of the United States Consumer Price Index (“USCPI”), as permitted by the Transfer Agreement, when calculating the price cap formula therein established. The Company appealed the decision before the Argentine Supreme Court rejecting the arguments stated therein. Furthermore, Law No. 25,561 also prohibited the application of any indexing provisions in the contracts entered into with the Argentine government, including the contracts related to telecommunication services.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

11. Commitments and contingencies (continued)

In August 2003, Telecom Argentina, Telefonica and the Department of Communications were served notice of another legal action brought by Consumidores alleging that certain amounts in connection with the provision of certain special equipment were included in monthly fees and that the amounts paid be reimbursed to customers. The Company contested the allegations on the grounds that the fees collected are permitted under the current applicable rules and regulations.

Certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2004, these restricted funds totaled $9. The Company has reclassified these balances to other receivables on the Company’s balance sheet.

12. Financial restructuring

(a)	Background

As a result of the devaluation of the Argentine peso and subsequent “pesification” of Telecom Argentina’s tariffs, the uncertainties of the economic situation and the regulatory environment in which the Company operates, on March 27, 2002 and June 24, 2002, the Board of Directors of Telecom Argentina and its subsidiaries in Argentina defaulted on their principal and interest payment obligations under their debt agreements. Notwithstanding the defaults, the Company continues to conduct business as usual.

The terms and conditions of the Notes and loan agreements issued by the Company contain certain clauses, which provided for events of default, as follows:

•	Failure to pay principal or interest at maturity;

•	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company or its material subsidiaries, which equals or exceeds an aggregate amount of US$20 million;

•	The Company’s written notice of default on its debt;

•	Any final judgment providing for the payment of an aggregate amount equal to or exceeding US$20 million; and

•	The Company’s or its material subsidiaries’ voluntary petition for bankruptcy, special bankruptcy proceedings (“Concurso Preventivo”) or out-of-court reorganization agreements.

As a result of the defaults, the bondholders and lenders under the agreements were entitled, at their option, to request the acceleration of all principal and accrued interest outstanding as of the date of the defaults. As of the date of these financial statements, the Company has received notices of acceleration from certain lenders representing loan amounts exceeding US$ 20 million. In addition, the indentures and loan agreements provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest ranged from an average 2% to 5% per year.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

12. Financial restructuring (continued)

The Company’s board of directors is currently taking all necessary actions aimed at preserving the Company’s value and maximizing the Company’s cash flows. The Company reached an agreement with certain financial creditors on the repurchasing of a portion of its debt (see Note 12 b) and is currently developing a comprehensive plan to restructure the remaining indebtedness of Telecom Argentina and Telecom Personal (see Note 12 d). The Company’s subsidiary, Nucleo, is also in the process of restructuring a portion of its indebtedness for an aggregate amount of US$56 million. As of the date of these financial statements, Nucleo has refinanced US$14 million of its debt with local financial institutions.

While the Company is optimistic that these transactions will be completed successfully, the Company cannot give assurance that these transactions will be completed on terms that are acceptable to it or its operating subsidiaries or at all.

(b) Cash tender offer

In April 2003, the Company announced that Telecom Argentina, Telecom Personal and Publicom were commencing a “Modified Dutch Auction” tender offer for a portion of the consolidated debt. The Company offered to buy back debt using cash up to US$310 million relating to Telecom Argentina, US$55 million relating to Telecom Personal and US$2 million relating to Publicom.

As a result of the tender offer, the Company purchased debt with a face value of approximately US$ 292 million, for a total purchase price of approximately US$ 161 million. This repurchase generated a net gain of US$ 131 million on discount on principal, which in addition to the gain of US$ 17 million obtained by the reversal of accrued interests, totaled a gain of US$ 148 million on repurchase of debt.

The following table summarizes that portion of the gain on repurchase of debt corresponding to the reduction of principal and interest amounts:

	Principal amount purchased				Purchase price paid				Gain on repurchase debt
Name of company	US$	Euro	Peso	I US$ (a)	US$	Euro	Peso	II US$ (a)	III=I-II Discount on Principal	IV Discount on interest	V=III+IV Cash tender offer
Telecom Argentina	44	142	—	208	24	78	—	115	93	13	106
Telecom Personal	69	—	30	80	37	—	17	44	36	4	40
Publicom	4	—	—	4	2	—	—	2	2	—	2

Total	117	142	30	292	63	78	17	161	131	17	148

(a)	Represent equivalent amounts in US$

The Company also paid 100% of accrued interest through June 24, 2002, on all indebtedness, regardless of creditor participation in the tender offer and 30% of accrued interest from June 25, 2002 through December 31, 2002. Interest payments were made at contractual rates and did not consider penalty interest or other default interest provisions.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

12. Financial restructuring (continued)

The following table presents the interest amounts paid by the Company as part of the tender offer:

Name of company	US$	Euro	Yen	Peso	US$ Equivalent
Telecom Argentina	22	63	85	2	98
Telecom Personal	11	—	17	9	14
Publicom (ii)	—	—	—	—	—

Total interest paid (i)	33	63	102	11	112

(i)	Includes US$ 2 million and US$ 1 million of withholding taxes paid for Telecom Argentina and Telecom Personal, respectively.
(ii)	Publicom paid US$48,000.

As discussed further in c) below, Telecom Argentina and Telecom Personal satisfied the payments of principal and interest under the cash tender offer with the funds previously segregated into time deposits with foreign financial institutions.

On October 27, 2003, Publicom satisfactorily completed the restructuring of its remaining indebtedness. As a result, Publicom purchased debt with a face value of approximately $1.5, for a total purchase price of approximately $0.8. The net gain on the repurchase, including transaction costs, foreign currency gains and unamortized debt issuance costs, was approximately $0.7 and was included in gain on repurchase of debt in the consolidated statement of income.

As a result of the Company’s restructuring decisions and the repurchase, the Company has an aggregate amount of indebtedness of $9,935 as of March 31, 2004. Of the total amount of the outstanding debt, $5,653 is due (including principal amounts for US$ 1,093 million, Euro 438 million, Japanese yen 9,264 million and $162; and interest amounts for US$ 56 million, Euro 61 million, Japanese yen 538 million and $29 and US$50 million corresponding to Nucleo), $4,252 is payable on demand and $30 is not due (corresponding to Nucleo).

(c)	Segregated funds

Prior to the commencement of the tender offer, in March 2003, the Company had segregated certain amounts into time deposits with foreign financial institutions in order to have sufficient funds to satisfy the payments of principal and interest under the cash tender offer. The Company previously obtained all necessary approvals from the regulatory authorities to remit and maintain these funds abroad. As of March 31, 2004, the Company has an aggregate remaining amount of $867 on deposit.

	Telecom Argentina		Telecom Personal US$	Total Consolidated
	US$	Euro		US$	Euro
Amounts in foreign currency	121	113	42	163	113
Amounts in Argentine pesos (i)	347	395	125	472	395

(i)	Equivalent amount in Argentine Pesos at 2.86 per US$ and 3.516 per Euro. This amount is included in current investments as of March 31, 2004.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

12. Financial restructuring (continued)

(d) Restructuring plan

The cash tender offer described above was the first stage of the comprehensive restructuring plan designed by the Company to strengthen the Company’s financial position.

On January 9, 2004, the Company announced a proposal to restructure all of its outstanding indebtedness through an out-of-court restructuring agreement governed by Argentine law or “Acuerdo Preventivo Extrajudicial (APE)” solicitation statement filed with the CNV, the SEC and the Commissione Nazionale per le Societá e la Borsa (CONSOB).

An “APE” is a private restructuring agreement between a debtor and a certain percentage of its unsecured creditors affected by the restructuring that is submitted to the reviewing court for approval pursuant to the Argentine Bankruptcy Law. The Argentine Bankruptcy Law requires the debtor to have the support of the requisite holders in order to obtain court approval.

Under the Proposal, as described in the solicitation statement contained in the registration statement filed with the SEC, and in the solicitation statements filed with other regulatory authorities, Telecom Argentina proposes to restructure all of its outstanding financial debt by issuing new unsecured notes, which will have new terms and will not be convertible into Telecom Argentina’s common shares, and/or by paying cash consideration pursuant to the different options included in the Proposal.

Concurrently with Telecom Argentina’s APE, its subsidiary, Telecom Personal, expects to offer its creditors restructuring options similar to those announced by Telecom Argentina.

(e) Legal actions brought against the Company

Telecom Argentina has been served notice of claims brought by holders of the Company’s notes seeking enforcement of their rights under the respective indentures. The claims amounted to US$ 2.9 million representing less than 1% of the total consolidated indebtedness of the Company. Due to certain judicial regulations, an amount equivalent to US$3.1 million held in bank accounts has been restricted for use as of the date of issuance of these financial statements.

In the opinion of the Company’s management and its legal counsel, the Company has meritorious defenses to each of these proceedings and does not expect that such proceedings will result in the Company being declared bankrupt. The Company’s legal counsel estimates that the Company will be able to take all necessary measures to protect its normal course of business before other claims are brought against it.

(f) Measurement and classification of liabilities

As of March 31, 2004, the Company has estimated an amount of $127 corresponding to penalties and post default interest increases for the default situation described in a) above. This balance is included in consolidated debt in these financial statements. As discussed in d) above, the manner and time of payment of the Company’s outstanding principal and interest payment obligations are addressed in its proposed APE restructuring plan. The Company’s legal counsel believes that based on the facts and circumstances which caused the Company to default on its principal and interest payment obligations, it is more likely than not that the Company will not have

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

12. Financial restructuring (continued)

to pay the penalties and post default interest increases contemplated by the indentures and loan agreements governing its outstanding debt if the APE restructuring is completed successfully.

As discussed above, as of March 31, 2004 and December 31, 2003, a substantial portion of the Company’s outstanding debt is foreign-currency denominated and governed by foreign law. Notwithstanding the economic crisis in Argentina and subsequent devaluation and pesification, the Company recorded its outstanding debt at their respective original foreign currencies since the Company expects to complete the debt restructuring successfully.

If the APE restructuring plan is not completed on terms favorable to the Company or not completed at all, management would have to analyze different courses of action which may include the “pesification” of foreign-currency denominated debts governed by foreign law. In this event, management would legally argue the unconstitutionality and/or inapplicability of Decree No. 410/02 as further described below, and accordingly, would sustain the pesification of its foreign-currency denominated debt at a rate of $1 to US$1 or its equivalent in other foreign currencies. As pesified, this indebtedness would be adjusted based on a reference index (Coeficiente de Estabilización de Referencia or CER) as from February 3, 2002. The Company would take these actions among others in order to preserve the continuity of the services and operations of Telecom Argentina and Telecom Personal under Argentine law and regulations.

On January 6, 2002, the National Congress passed the Law No. 25,561 of “Public Emergency and Reform of the Exchange Rate Regime” (Law 25,561). Under Article 11 of Law 25,561, foreign-currency denominated debt arising from agreements between consenting parties governed by “rules and regulations of private law” were converted into pesos at 1 peso per dollar. Further, Article 11 states that “creditors would receive these amounts on account of the total debt” and that “both parties would have to negotiate the restructuring of the obligations to equally share the cost of the peso devaluation”.

Subsequently, Decree No. 214/02 forced the conversion into pesos of all foreign-currency denominated liabilities existing as of January 6, 2002, and established the indexing of the pesified amounts by the application of the CER index. Law No. 25,713 ratified, with few exceptions, the constitutionality of the application of the CER index to pesified debts. Management believes that those exceptions are not applicable to the Company’s situation.

However, Decree No. 410/02 which codified Law No. 25,561 and extended Decree No. 214/02, provided that foreign-currency denominated debt governed by “foreign law” fell outside the scope of the provisions of Decree No. 214/02 which required the pesification of liabilities. By introducing this language into the decree provisions, the government tried to narrow the meaning of “rules and regulations of private law” as mentioned in Article 11 of Law 25,561. Further, on December 4, 2003, Law No. 25,820 amended Article 11 of Law 25,561 as follows:

The main differences introduced to the text of Article 11 by Law 25,820 are:

(a) The language referring to “debt obligations existing as of the enactment date” was replaced by “debt obligations existing as of January 6, 2002”

(b) The language referring to “rules and regulations of private law” was eliminated as a preexisting condition to the pesification of foreign-currency denominated liabilities, and it may thus be argued that it would not be relevant whether or not these liabilities are governed by foreign law

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

12. Financial restructuring (continued)

(c) The pesification is not temporary, meaning that creditors will not receive the pesified amounts on account of the total debt as previously stated; however

(d) Any party may request an adjustment within the context of the law, thus permitting renegotiation between willing parties to share the cost of the devaluation of the peso as previously stated in Decree No. 214/02 and,

(e) The pesified liabilities are adjusted based on a reference index, i.e. CER, as appropriate.

Notwithstanding the foregoing, and taking into account the restructuring proposals made to the Company’s creditors in January 2004 and the APE solicitation statement discussed in d) above, management has decided to honor the original currencies of its foreign-currency denominated liabilities.

13. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company is divided into three main lines of business: Voice, data and Internet services, wireless telecommunication services and directory publishing services. The Company manages its segments to the net income (loss) level of reporting.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the three-month periods ended March 31, 2004 and 2003, more than 90 percent of the Company’s revenues were from services provided within Argentina.

More than 95% of the Company’s fixed assets are in Argentina.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

13. Segment information (continued)

Segment financial information was as follows:

For the three-month period ended March 31, 2004

•	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	655	360	2	1,017
Salaries and social security	(113)	(18)	(2)	(133)
Turnover tax	(21)	(16)	—	(37)
Materials and supplies	(38)	(9)	(1)	(48)
Bad debt expense	3	(2)	—	1
Interconnection costs	(34)	—	—	(34)
Cost of international outbound calls	(20)	—	—	(20)
Lease of circuits	(8)	—	—	(8)
Fees for debt restructuring	(6)	(1)	—	(7)
Fees for services	(12)	(3)	—	(15)
Advertising	(6)	(16)	—	(22)
Cost of cellular handsets	—	(29)	—	(29)
Commissions	(13)	(39)	—	(52)
Others	(41)	(77)	(1)	(119)

Operating income (loss) before depreciation and amortization	346	150	(2)	494
Depreciation of fixed assets	(325)	(77)	(1)	(403)
Amortization of intangible assets	(15)	(11)	—	(26)

Operating (loss) income	6	62	(3)	65
Financial results, net	106	(11)	—	95
Other expenses, net	(20)	(11)	—	(31)

Net income (loss) before income tax and minority interest	92	40	(3)	129
Income tax	—	(5)	1	(4)
Minority interest	—	(1)	—	(1)

Net income (loss)	92	34	(2)	124

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

13. Segment information (continued)

•	Balance sheet information

	Voice, data and Internet	Wireless	Directories publishing	Total

Fixed assets, net	6,132	1,512	3	7,647
Intangible assets, net	94	720	4	818
Capital expenditures	28	33	—	61
Investment in intangible assets	—	—	—	—
Depreciation of fixed assets (a)	(325)	(81)	(1)	(407)
Amortization of intangible assets (b)	(16)	(14)	—	(30)
(a) Includes $4 in Foreign currency translation adjustments. (b) Includes $2 in Financial results, net and $2 in Foreign currency translation adjustments. • Cash flow information

Cash flows provided by (used in) operating activities	282	100	(1)	381

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(34)	(52)	—	(86)
Decrease (increase) in investments not considered as cash and cash equivalents	(48)	53	—	5
Total cash flows used in investing activities	(82)	1	—	(81)

Cash flows from financing activities:
Payment of interest and debt-related expenses	—	(5)	—	(5)
Total cash flows used in financing activities	—	(5)	—	(5)

Increase (decrease) in cash and cash equivalents	200	96	(1)	295
Cash and cash equivalents at the beginning of period	1,786	428	2	2,216

Cash and cash equivalents at period end	1,986	524	1	2,511

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

13. Segment information (continued)

For the three-month period ended March 31, 2003

•	Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Net sales	612	237	2	851
Salaries and social security	(93)	(17)	(2)	(112)
Turnover tax	(21)	(10)	—	(31)
Materials and supplies	(24)	(7)	(1)	(32)
Bad debt expense	(4)	(3)	—	(7)
Interconnection costs	(28)	—	—	(28)
Cost of international outbound calls	(21)	—	—	(21)
Lease of circuits	(7)	(4)	—	(11)
Fees for debt restructuring	(4)	(1)	—	(5)
Fees for services	(18)	(3)	—	(21)
Management fees	(1)	—	—	(1)
Advertising	(3)	(2)	—	(5)
Cost of cellular handsets	—	(2)	—	(2)
Commissions	(15)	(21)	—	(36)
Others	(42)	(43)	(1)	(86)

Operating income (loss) before depreciation and amortization	331	124	(2)	453
Depreciation of fixed assets	(366)	(82)	(1)	(449)
Amortization of intangible assets	(16)	(12)	—	(28)

Operating income (loss)	(51)	30	(3)	(24)
Financial results, net	730	229	2	961
Other expenses, net	(15)	(7)	(1)	(23)

Net income (loss) before income tax and minority interest	664	252	(2)	914
Income tax	—	—	1	1
Minority interest	—	(8)	—	(8)

Net income (loss)	664	244	(1)	907

• Balance sheet information
Fixed assets, net	7,501	1,714	7	9,222
Intangible assets, net	160	755	4	919
Capital expenditures	7	6	—	13
Investment in intangible assets	—	2	—	2
Depreciation of fixed assets	(366)	(82)	(1)	(449)
Amortization of intangible assets (a)	(17)	(12)	—	(29)

(a)	Includes $1 in Financial results, net.

TELECOM ARGENTINA S.A

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

13. Segment information (continued)

•	Cash flow information

Cash flows provided by (used in) operating activities	251	84	(1)	334

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(12)	(7)	—	(19)
Decrease (increase) in investments not considered as cash and cash equivalents	46	(12)	—	34

Total cash flows provided by (used in) investing activities	34	(19)	—	15

Cash flows from financing activities:
Decrease in debt, net	—	(1)	—	(1)
Payment of interest and debt-related expenses	—	(6)	—	(6)

Total cash flows used in financing activities	—	(7)	—	(7)

Increase in cash and cash equivalents	285	58	(1)	342
Cash and cash equivalents at the beginning of period	1,059	253	2	1,314

Cash and cash equivalents at period end	1,344	311	1	1,656

14. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income (loss)	Financial results, net	Net income (loss)
Year 2004:
March 31,	1,017	494	65	95	124

	1,017	494	65	95	124

Year 2003:
March 31,	851	453	(24)	961	907
June 30,	899	490	17	58	381
September 30,	961	504	31	(490)	(509)
December 31,	1,042	537	83	(481)	(428)

	3,753	1,984	107	48	351

TELECOM ARGENTINA S.A

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

15. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

•	Balance sheets:

	As of March 31, 2004	As of December 31, 2003
ASSETS
Current Assets
Cash and banks	$5	$17
Investments	2,292	2,011
Accounts receivable, net	313	317
Other receivables, net	97	119

Total current assets	2,707	2,464

Non-Current Assets
Other receivables, net	168	106
Investments	836	874
Fixed assets, net	6,131	6,442
Intangible assets, net	94	110

Total non-current assets	7,229	7,532

TOTAL ASSETS	$9,936	$9,996

LIABILITIES
Current Liabilities
Accounts payable	$231	$243
Debt	8,055	8,206
Salaries and social security payable	56	70
Taxes payable	57	72
Other liabilities	24	24
Contingencies	10	10

Total current liabilities	8,433	8,625

Non-Current Liabilities
Salaries and social security payable	33	30
Other liabilities	34	34
Contingencies	144	139

Total non-current liabilities	211	203

TOTAL LIABILITIES	$8,644	$8,828
SHAREHOLDERS’ EQUITY	$1,292	$1,168

TOTAL LIABILITIES, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$9,936	$9,996

TELECOM ARGENTINA S.A

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

15. Unconsolidated information (continued)

•	Statements of income:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Net sales	$689	$638
Cost of services	(473)	(497)

Gross profit	216	141
General and administrative expenses	(32)	(36)
Selling expenses	(144)	(130)

Operating income (loss)	40	(25)
Equity gain from related companies	(3)	214
Financial results, net	106	732
Other expenses, net	(19)	(14)

Net income before income tax	124	907
Income tax benefit, net	—	—

Net income	$124	$907

•	Condensed statements of cash flows:

	Three-month periods ended
	March 31, 2004	March 31, 2003
Cash flows provided by operating activities	$282	$253
Cash flows from investing activities
Acquisition of fixed assets	(34)	(12)
Decrease in investments not considered as cash and cash equivalents	(48)	46

Total cash flows provided by (used in) investing activities	(82)	34

Increase in cash and cash equivalents	200	287
Cash and cash equivalents at the beginning of period	1,785	1,057

Cash and cash equivalents at period end	$1,985	$1,344

16. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

TELECOM ARGENTINA S.A

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

(a)	Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Capitalization and/or reversal of foreign currency exchange differences	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	119	—	—	—	—	—	119
Building	1,674	—	—	—	4	—	1,678
Transmission equipment	5,112	1	—	2	8	—	5,123
Switching equipment	3,847	1	—	1	—	—	3,849
Power equipment	536	—	—	1	3	—	540
External wiring	5,943	—	—	—	—	(1)	5,942
Telephony equipment, instruments and systems for improvement in services	864	—	—	1	1	—	866
Cellular handsets given to customers at no charge	332	1	—	1	—	—	334
Vehicles	109	3	—	—	(1)	—	111
Furniture	107	—	—	—	(1)	—	106
Installations	511	—	—	—	(1)	—	510
Computer equipment	2,511	—	—	1	—	—	2,512
Work in progress	63	13	—	—	(6)	(1)	69
Materials	90	42	—	—	(7)	(14)	111

Total as of March 31, 2004	21,818	61	—	7	—	(16)	21,870

Total as of March 31, 2003	21,734	13	(21)	—	—	(12)	21,714

TELECOM ARGENTINA S.A

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

Principal account	Depreciation						Net carrying value as of March 31, 2004		Net carrying value as of December 31, 2003
	Accumulated as of the beginning of the year	Annual rate (%)	Amount		Decreases and transfers	Accumulated as of the end of the period
Land	—	—	—		—	—	119		119
Building	(684)	4 – 9	(18)		1	(701)	977		990
Transmission equipment	(3,164)	10 – 11	(113)		(1)	(3,278)	1,845		1,948
Switching equipment	(2,686)	10	(79)		—	(2,765)	1,084		1,161
Power equipment	(320)	10 – 20	(12)		—	(332)	208		216
External wiring	(3,573)	7	(78)		1	(3,650)	2,292		2,370
Telephony equipment, instruments and systems for improvement in services	(683)	13 – 18	(17)		(1)	(701)	165		181
Cellular handsets given to customers at no charge	(328)	50	(3)		—	(331)	3		4
Vehicles	(99)	20 – 40	(3)		1	(101)	10		10
Furniture	(76)	10 – 20	(2)		—	(78)	28		31
Installations	(358)	9 – 33	(10)		(1)	(369)	141		153
Computer equipment	(1,846)	18 – 33	(72)		1	(1,917)	595		665
Work in progress	—	—	—		—	—	69		63
Materials	—	—	—		—	—	111		90

Total as of March 31, 2004	(13,817)		(407	) (a)	1	(14,223)	7,647	(b)	8,001	(c)

Total as of March 31, 2003	(12,045)		(449	) (d)	2	(12,492)	9,222

(a)	Includes (30) corresponding to the depreciation of capitalized foreign currency exchange differences and (4) corresponding to foreign currency translation adjustments.
(b)	Includes 4 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(c)	Includes 4 corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(d)	Includes (32) corresponding to the depreciation of capitalized foreign currency exchange differences.

TELECOM ARGENTINA S.A

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(b)	Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the period
Software obtained or developed for internal use	430	—	—	430
Debt issue costs	80	—	—	80
PCS license	662	—	—	662
Band B license (Paraguay)	117	—	3	120
Rights of use	45	—	—	45
Exclusivity agreements	98	—	—	98
Trademarks	8	—	—	8

Total as of March 31, 2004	1,440	—	3	1,443

Total as of March 31, 2003	1,416	2	—	1,418

	Amortization				Net carrying value as of March 31, 2004	Net carrying value as of December 31, 2003
Principal account	Accumulated as of the beginning of the year	Amount		Accumulated as of the end of the period
Software obtained or developed for internal use	(301)	(22)		(323)	107	129
Debt issue costs	(72)	(2)		(74)	6	8
PCS license	(71)	—		(71)	591	591
Band B license (Paraguay)	(71)	(5)		(76)	44	46
Rights of use	(20)	(1)		(21)	24	25
Exclusivity agreements	(56)	—		(56)	42	42
Trademarks	(4)	—		(4)	4	4

Total as of March 31, 2004	(595)	(30	) (a)	(625)	818	845

Total as of March 31, 2003	(470)	(29	) (b)	(499)	919

a)	An amount of $10 is included in cost of services, $1 in general and administrative expenses, $15 in selling expenses and $2 in financial results, net. Also includes $2 corresponding to foreign currency translation adjustments which have been excluded from the income statement.
b)	An amount of $10 is included in cost of services; $1 in general and administrative expenses; $17 in selling expenses and $1 in financial results, net.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(c)	Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value (b)		Number of shares	Net realizable value	Cost value as of March 31, 2004	Book value as of March 31, 2004	Book value as of December 31, 2003
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond			$1	8,399,999	7	9	7	7
“Cedros” Bond			$1	370,764	1	—	1	—
Argentina 2004 Bond		US$	1	6,000,000	5	15	17	—
“Soberano” Bond			Euro 1		—	—	—	69

Total current investments					13	24	25	76

NON– CURRENT INVESTMENTS
Government bonds
Argentina 2004 Bond			US$1	—	—	—	—	35

Total government bonds					—	—	—	35

Equity investments
Intelsat Ltd.	Ordinary		US$3	260,432		8	8	8
Nahuelsat (a)	Ordinary		$1,000	5,750		13	2	2

Total equity investments						21	10	10

Total non-current investments						21	10	45

(a)	This investment is recorded at its net realizable value.
(b)	Per share data.

(d)	Current investments

	Cost as of March 31, 2004	Book value as of
		March 31, 2004	December 31, 2003
CURRENT INVESTMENTS

Time deposits
In foreign currency	$2,282	$2,282	$1,665
In Argentine pesos	383	383	508
Mutual funds
In Argentine pesos	77	77	192

Total current investments	$2,742	$2,742	$2,365

NON CURRENT INVESTMENTS
Financial trust “2003 Telecommunications fund”	2	2	2

Total non current investments	$2	$2	$2

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(e)	Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions		As of March 31, 2004
Deducted from current assets
Allowance for doubtful accounts receivables	112	(1	) (a)	—	(3)		108
Allowance for obsolescence	2	—		—	—		2
Deducted from non-current assets
Valuation allowance of net deferred tax assets	447	—		—	(43)		404
Allowance for doubtful accounts	3	2	(b)	—	—		5

Total deducted from assets	564	1		—	(46)		519

Total deducted from assets as of March 31, 2003	877	7	(a)	—	(325	) (c)	559

Included under current liabilities
Provision for commissions	1	3	(a)	—	—		4
Provision for contingencies	14	—		8	(2)		20
Included under non-current liabilities
Provision for contingencies	210	17	(b)	(8)	—		219

Total included under liabilities	225	20		—	(2)		243

Total included under liabilities as of March 31, 2003	151	13	(b)	—	(3	) (d)	161

(a)	Included in selling expenses.
(b)	Included in other expenses, net.
(c)	Includes $8 corresponding to results on exposure to inflation.
(d)	Includes $1 corresponding to results on exposure to inflation.

(f)	Cost of services

	Three-month periods ended
	March 31, 2004	March 31, 2003
Inventory balance at the beginning of the year	$16	$18
Plus:
Purchases	42	1
Financial results, net	(1)	(1)
Cellular handsets given to customers at no charge (a)	(1)	—
Retirements not included in cost of cellular handsets	(3)	(4)
Cost of services (Note 16.h)	652	635
Less:
Inventory balance at the end of the period	(24)	(12)

COST OF SERVICES	$681	$637

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(g)	Foreign currency assets and liabilities

Items	As of March 31, 2004				As of December 31, 2003
	Amount of foreign currency		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	2	2.86000	$6	$4
	G	1,183	0.0004839	1	2
Investments
Time deposits	US$	406	2.86000	1,162	885
	EURO	318	3.51610	1,118	776
	G	3,387	0.0004839	2	4
Government bonds	US$	6	2.86000	17	—
	EURO	—	—	—	69
Accounts receivable
	US$	21	2.86000	59	55
	SDR	—	—	—	2
	G	140,873	0.0004839	69	66
Other receivables
Tax credits	US$	20	2.86000	59	42
	G	2,122	0.0004839	1	1
Prepaid expenses	G	5,938	0.0004839	3	1
Others	G	5,865	0.0004839	2	2
Non-current assets
Investments
Government bonds	US$	—	—	—	35

Total assets				$2,499	$1,944

Current liabilities
Accounts payable
Suppliers	US$	35	2.86000	$99	$65
	G	31,891	0.0004839	15	17
	SDR	1	4.23426	6	9
	EURO	3	3.51610	11	9
Advances from customers	G	5,063	0.0004839	2	3
Debt
Notes—Principal	US$	216	2.86000	619	634
	EURO	1,161	3.51610	4,084	4,278
Banks loans and others—Principal	US$	472	2.86000	1,350	1,305
		¥6,550	0.02748	180	178
Fixed assets financing—Principal	US$	583	2.86000	1,667	1,707
	EURO	39	3.51610	136	143
		¥11,652	0.02748	320	319
Inventory financing—Principal	US$	142	2.86000	407	417
Accrued interest	US$	109	2.86000	313	271
	EURO	144	3.51610	505	448
		¥764	0.02748	21	16
Penalty interest	US$	32	2.86000	92	76
	EURO	9	3.51610	31	24
		¥157	0.02748	4	4
Salaries and social security payable
Vacation, bonuses and social security payable	G	3,492	0.0004839	2	1
Taxes payable
VAT	G	1,783	0.0004839	1	1
Non-current liabilities
Debt
Banks loans and others – Principal	US$	9	2.86000	26	86

Total Liabilities				$9,891	$10,011

(1)	US$ = United States dollars; SDR = Special drawing rights; GF = Golden franc; G= Guaraníes; ¥ = Yen.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(h)	Expenses

	Expenses			Three-month period ended March 31, 2004
	Cost of services	General and administrative	Selling
Salaries and social security	$69	20	44	$133
Depreciation of fixed assets	341	11	51	403
Amortization of intangible assets	10	1	15	26
Taxes	26	3	5	34
Turnover tax	37	—	—	37
Materials and supplies	34	2	12	48
Transportation and freight	1	—	6	7
Energy, water and others	6	2	2	10
Bad debt expense	—	—	(1)	(1)
Interconnection costs	34	—	—	34
Cost of international outbound calls	20	—	—	20
Lease of circuits	8	—	—	8
Rental expense	8	1	2	11
Fees for debt restructuring	—	7	—	7
Fees for services	4	4	7	15
Advertising	—	—	22	22
Commissions	—	3	49	52
Others	54	1	2	57

Total	$652	$55	$216	$923

	Expenses			Three-month period ended March 31, 2003
	Cost of services	General and administrative	Selling
Salaries and social security	$48	$23	$41	$112
Depreciation of fixed assets	379	17	53	449
Amortization of intangible assets	10	1	17	28
Taxes	28	—	3	31
Turnover tax	31	—	—	31
Materials and supplies	26	1	5	32
Transportation and freight	3	1	2	6
Energy, water and others	6	1	1	8
Bad debt expense	—	—	7	7
Interconnection costs	28	—	—	28
Cost of international outbound calls	21	—	—	21
Lease of circuits	11	—	—	11
Rental expense	8	2	2	12
Fees for debt restructuring	—	5	—	5
Fees for services	9	5	7	21
Management fees	—	1	—	1
Advertising	—	—	5	5
Commissions	5	4	27	36
Others	22	3	4	29

Total	$635	$64	$174	$873

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	168		—	—		5,653	(a)	—	—	—

Not due
Payable on demand	—	—		—	—		4,252	(a)	—	—	—
Second quarter 2004	2,741	389		48	417		2		45	99	24
Third quarter 2004	26	5		10	2		—		6	—	—
Fourth quarter 2004	—	1		12	—		2		6	—	—
First quarter 2005	—	—		33	2		—		6	—	1
Apr. 2005 thru Mar. 2006	—	—		57	—		3		11	—	8
Apr. 2006 thru Mar. 2007	—	—		5	—		4		10	—	2
Apr. 2007 thru Mar. 2008	—	—		2	—		3		4	—	2
Apr. 2008 thru Mar. 2009	—	—		1	—		16		3	—	2
Apr. 2009 thru Mar. 2010	—	—		93	—		—		2	—	2
Apr. 2010 and thereafter	2	—		99	—		—		3	—	23

Total not due	2,769	395		360	421		4,282		96	99	64

Total as of March 31, 2004	2,769	563		360	421	(b)	9,935		96	99	64

Balances with indexation clauses	—	—		—	4		—		—	—	—
Balances bearing interest	2,767	146		—	3		9,808		—	—	—
Balances not bearing interest	2	417		360	414		127		96	99	64

Total	2,769	563		360	421		9,935		96	99	64

Average annual interest rate (%)	1.22	(	c)	—	32.03		(	d)	—	—	—

(a)	See Note 12. Includes $144 corresponding to Nucleo.
(b)	There are payables in kind that amounted to $1.
(c)	$104 bear 50% over the Banco Nación Argentina notes payable discount rate, and $42 bear 31.66%.
(d)	See note 8.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

16. Other financial statement information (continued)

Date due	Investments	Accounts receivable		Other receivables	Accounts payable		Debt		Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	157		—	—		5,676	(e)	—	—	—
Not due
Payable on demand	—	—		—	—		4,315		—	—	—
First quarter 2004	2,441	410		46	451		—		50	60	23
Second quarter 2004	—	9		15	—		2		11	58	2
Third quarter 2004	—	4		14	—		—		7	2	—
Fourth quarter 2004	—	1		44	—		3		9	—	—
Jan. 2005 thru Dec. 2005	36	—		30	—		3		12	—	1
Jan. 2006 thru Dec. 2006	—	—		6	—		4		9	—	2
Jan. 2007 thru Dec. 2007	—	—		2	—		3		4	—	2
Jan. 2008 thru Dec. 2008	—	—		2	—		64		2	—	2
Jan. 2009 thru Dec. 2009	—	—		60	—		12		1	—	2
Jan. 2010 and thereafter	1	—		93	—		—		2	—	30

Total not due	2,478	424		312	451		4,406		107	120	64

Total as of December 31, 2003	2,478	581		312	451	(b)	10,082		107	120	64

Balances with indexation clauses	—	—		—	5		—		—	—	—
Balances bearing interest	2,476	152		6	3		9,978		—	—	—
Balances not bearing interest	2	429		306	443		104		107	120	64

Total	2,478	581		312	451		10,082		107	120	64

Average annual interest rate (%)	2.18	(	f)	—	41.22		—		—	—	—

(e)	Includes $119 corresponding to Nucleo.
(f)	$100 bear 50% over the Banco Nación Argentina notes payable discount rate, and $52 bear 20.82%.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated—See Note 3.c)

17. Subsequent events

•	Suspension of the possibility to settle federal tax obligations through the use of government bonds

On April 22, 2004, the Argentine Government issued Decree No. 493/04 which provided for the suspension of the possibility to settle federal tax obligations through the use of government bonds until the Argentine sovereign debt renegotiation process is finalized.

The Company has the following amounts which are affected by the issuance of the Decree:

i)	Bono Argentina 2004 (included in current investments) amounting to $17 (approximately US$6 million) and,

ii)	Tax certificates received in exchange for due but unpaid principal and interest installments of the government bonds mentioned in (i) above. These tax credits were supposed to be used to settle future tax obligations. These credits amount to $59 (approximately US$20 million).

The Argentine government rendered tax certificates in lieu of the unpaid principal and interest installments of the sovereign bonds which were used by the Company to settle its tax obligations until October 2003.

The issuance of the Decree creates uncertainty as to whether the Company would be able to recover the full amount of the bonds and tax certificates described above and the timing of their use towards the payment of tax obligations in the future.

The Company’s management together with its legal counsel is currently analyzing the impact of the issuance of the decree and future actions to be taken to preserve the Company’s value.

REGISTERED OFFICE OF TELECOM

Telecom Argentina S.A.

Alicia Moreau de Justo 50, Piso 10

C1107AAB-Buenos Aires, Argentina

011-5411-4968-4000

INFORMATION AGENT

GSC Proxitalia SpA

Via Emila 88-00187

Rome, Italy

+3906-4217-1777

Toll Free in Italy:

(800) 18-99-23

Toll Free in Argentina

0 (800) 444-1692

Toll Free in the United States and Canada

011 (800) 1802-2004

From all other countries

00 (800) 1802-2004 (toll free) or + 3906-4217-1773

SETTLEMENT AGENT

For the DTC eligible notes

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street, 7 East

New York, New York 10286

Attn: Ms. Carolle Montreuil

Tel: (212) 815-5920

Fax: (212) 815-1915

For Euroclear/Clearstream eligible notes

The Bank of New York, London Branch

30 Cannon Street

London EC4 M6XH

England

Attn: Amanda Smith / Julie McCarthy

Tel: 44-207-964-7235 / 6513

Fax: 44-207-964-7294

AUDITOR Price Waterhouse & Co. member firm of PricewaterhouseCoopers Alicia Moreau de Justo 270, Piso 2 C1107AAF-Buenos Aires, Argentina (352) 26-96-2000

LUXEMBOURG AGENT AND LUXEMBOURG SETTLEMENT AGENT

BNP Paribas Securities Services, Luxembourg Branch

23, Avenue de la Porte Neuve

2085 Luxembourg

SOLICITATION AGENTS

International

Morgan Stanley

Liability Management Group

1585 Broadway, Second Floor

New York, New York 10036

Domestic U.S. Callers Call Toll Free: (800) 624-1808

Callers from Outside the U.S. Call Collect: (212) 761-2219

In Argentina Only MBA Banco de Inversiones S.A. Av. Alicia Moreau de Justo 140 C1107AAD-Buenos Aires, Argentina Phone: +5411-4319-5800

LEGAL ADVISORS TO TELECOM

In respect of U.S. Law	In respect of Argentine Law		In respect of Italian Law
Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 U.S.A.	Marval, O’Farrell & Mairal Avenida Leandro Alem 928 C1001AAR-Buenos Aires, Argentina	Estudio Alegria, Buey Fernández, Fissore y Montemerlo S.R.L. Av. Santa Fe 1621 C1060ABC-Buenos Aires, Argentina	Gianni, Origoni Grippo & Partners Via delle Quattro Fontane 20—00184 Rome, Italy

LEGAL ADVISORS TO THE SOLICITATION AGENTS

In respect of U.S. Law

Sidley Austin Brown & Wood LLP

787 Seventh Avenue

New York, New York 10019 U.S.A.